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भारतीय स्टेट बैंक

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Nothing else.

परिवर्तन के माध्यम से प्रगति
Progress through Parivartan



वार्षिक रिपोर्ट • Annual Report • 2007-08

स्टेट बैंक – हर भारतीय का बैंक
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विषय-सूची

Contents

केंद्रीय निदेशक बोर्ड | Central Board of Directors

(2 मई 2008 को)	**(As on 2nd May 2008)**
अध्यक्ष	Chairman
श्री ओ.पी. भट्ट	**Shri O.P. Bhatt**
प्रबंध निदेशक	Managing Director
श्री एस. के. भट्टाचार्य	**Shri S.K. Bhattacharyya**
भारतीय स्टेट बैंक अधिनियम की धारा 19 (ग) के अंतर्गत निर्वाचित निदेशक	Directors elected under Section 19(c) of SBI Act
श्री सुमन कुमार बेरी	**Shri Suman Kumar Bery**
डॉ. अशोक झुनझुनवाला	**Dr. Ashok Jhunjhunwala**
कार्य-काल : 3 वर्ष और अगले 3 वर्ष की अवधि के लिए पुनर्निर्वाचित होने के पात्र अधिकतम कार्य-काल : लगातार 6 वर्ष हेतु	Term: 3 years and eligible for re-election for further period of 3 years Maximum tenure: 6 years continuously
भारतीय स्टेट बैंक अधिनियम की धारा 19 (गक) के अंतर्गत नियुक्त निदेशक	Director appointed under Section 19(ca) of SBI Act
श्री अनंत सी. कलिता	**Shri Ananta C. Kalita**
कार्य-काल : 3 वर्ष अथवा उत्तराधिकारी की नियुक्ति तक एवं पुनर्नियुक्ति / पुनर्नामांकन हेतु पात्र अधिकतम कार्य-काल : लगातार 6 वर्ष हेतु	Term: 3 years or till the Successor is appointed, and eligible for re-appointment / re-nomination Maximum tenure: 6 years continuously
भारतीय स्टेट बैंक अधिनियम की धारा 19 (घ) के अंतर्गत नामित निदेशक	Directors nominated under Section 19(d) of SBI Act
डॉ. देवा नंद बलोधी	**Dr. Deva Nand Balodhi**
प्रो. मोहम्मद सलाहुद्दीन अंसारी	**Prof. Md. Salahuddin Ansari**
डॉ. (श्रीमती) वसंता भरुचा	**Dr. (Mrs.) Vasantha Bharucha**
कार्य-काल : 3 वर्ष अथवा उत्तराधिकारी नियुक्त तक एवं पुनर्नियुक्ति/पुनर्नामांकन हेतु पात्र अधिकतम कार्य-काल : लगातार 6 वर्ष हेतु	Term: 3 years or till the Successor is appointed, and eligible for re-appointment / re-nomination Maximum tenure: 6 years continuously
भारतीय स्टेट बैंक अधिनियम की धारा 19 (ङ) के अंतर्गत नामित निदेशक	Director nominated under Section 19(e) of SBI Act
श्री अरुण रामनाथन	**Shri Arun Ramanathan**
भारतीय स्टेट बैंक अधिनियम की धारा 19 (च) के अंतर्गत नामित निदेशक	Director nominated under Section 19(f) of SBI Act
श्रीमती श्यामला गोपीनाथ	**Smt. Shyamala Gopinath**



श्री एस. के. भट्टाचार्य
Shri S. K. Bhattacharyya



श्री सुमन कुमार बेरी
Shri Suman Kumar Bery



डॉ. अशोक झुनझुनवाला
Dr. Ashok Jhunjhunwala



श्री ओ.पी. भट्ट
Shri O. P. Bhatt



श्री अनंत सी. कलिता
Shri Ananta C. Kalita



प्रो. मोहम्मद सलाहुद्दीन अंसारी
Prof. Md. Salahuddin Ansari



डॉ. देवा नंद बलोधी
Dr. Deva Nand Balodhi



डॉ. (श्रीमती) वसंता भरुचा
Dr. (Mrs.) Vasantha Bharucha



श्री अरुण रामनाथन
Shri Arun Ramanathan



श्रीमती श्यामला गोपीनाथ
Smt. Shyamala Gopinath

2 मई 2008 की स्थिति के अनुसार बोर्ड की समितियाँ :

केंद्रीय बोर्ड की कार्यकारिणी समिति (ईसीसीबी)

श्री ओ. पी. भट्ट, अध्यक्ष

श्री एस. के. भट्टाचार्य, प्रबंध निदेशक

भारतीय स्टेट बैंक अधिनियम की धारा 19 (च) के अंतर्गत नामित निदेशक (भारतीय रिज़र्व बैंक की नामिती) श्रीमती श्यामला गोपीनाथ

और भारत में हो रही बैठक-स्थल के निवासी या बैठक के समय उस स्थान पर उपस्थित सभी या अन्य कोई निदेशक

बोर्ड की लेखा परीक्षा समिति (एसीबी) - 5 निदेशक

श्री सुमन कुमार बेरी, निदेशक-सदस्य

डॉ. अशोक झुनझुनवाला, निदेशक-सदस्य

श्री अरुण रामनाथन, भारत सरकार के नामिती, सदस्य (पदेन)

श्रीमती श्यामला गोपीनाथ, भारतीय रिज़र्व बैंक की नामिती, सदस्य (पदेन)

श्री एस. के. भट्टाचार्य, प्रबंध निदेशक एवं मुख्य ऋण और जोखिम अधिकारी-सदस्य (पदेन)

बोर्ड की जोखिम प्रबंधन समिति (आरएमसीबी) - 3 निदेशक

श्री एस. के. भट्टाचार्य, प्रबंध निदेशक एवं मुख्य ऋण और जोखिम अधिकारी-सदस्य (पदेन) समिति के अध्यक्ष

श्री सुमन कुमार बेरी, निदेशक-सदस्य

डॉ. अशोक झुनझुनवाला निदेशक-सदस्य

शेयरधारक / निवेशक शिकायत निवारण समिति (एसआईजीसीबी) - 3 निदेशक

श्री सुमन कुमार बेरी, निदेशक, समिति के अध्यक्ष

डॉ. देवा नंद बलोधी, निदेशक-सदस्य

श्री एस. के. भट्टाचार्य, प्रबंध निदेशक एवं मुख्य ऋण और जोखिम अधिकारी-सदस्य (पदेन)

बड़ी राशि की धोखाधड़ी की निगरानी के लिए निदेशकों की विशेष समिति - 5 निदेशक

श्री एस. के. भट्टाचार्य प्रबंध निदेशक एवं मुख्य ऋण और जोखिम अधिकारी- सदस्य (पदेन), समिति के अध्यक्ष

श्री सुमन कुमार बेरी, निदेशक-सदस्य

डॉ. अशोक झुनझुनवाला निदेशक-सदस्य

डॉ. देवा नंद बलोधी, निदेशक-सदस्य

प्रो. मोहम्मद सलाहुद्दीन अंसारी, निदेशक-सदस्य

बोर्ड की ग्राहक सेवा समिति (सीएससीबी) - 3 निदेशक

श्री एस. के. भट्टाचार्य, प्रबंध निदेशक एवं मुख्य ऋण और जोखिम अधिकारी-सदस्य (पदेन), समिति के अध्यक्ष

प्रो. मोहम्मद सलाहुद्दीन अंसारी, निदेशक-सदस्य

डॉ. (श्रीमती) वसंता भरुचा, निदेशक-सदस्य

बोर्ड की प्रौद्योगिकी समिति (टीसीबी) - 3 निदेशक

डॉ. अशोक झुनझुनवाला, समिति के अध्यक्ष

डॉ. (श्रीमती) वसंता भरुचा, निदेशक-सदस्य

श्री एस. के. भट्टाचार्य प्रबंध निदेशक एवं मुख्य ऋण और जोखिम अधिकारी- सदस्य (पदेन)

ग्रामीण क्षेत्र व्यवसाय पर बोर्ड की समिति (सीआरएसबी) - 4 निदेशक

डॉ. देवा नंद बलोधी, समिति के अध्यक्ष

प्रो. मोहम्मद सलाहुद्दीन अंसारी, निदेशक-सदस्य

डॉ. (श्रीमती) वसंता भरुचा, निदेशक-सदस्य

श्री एस. के. भट्टाचार्य, प्रबंध निदेशक एवं मुख्य ऋण और जोखिम अधिकारी-सदस्य (पदेन)

Committees of the Board as on 2nd May 2008

Executive Committee of the Central Board (ECCB)

Shri O.P. Bhatt, Chairman

Shri S.K. Bhattacharyya, Managing Director

Director nominated under Section 19(f) of the SBI Act (Reserve Bank of India nominee), Smt. Shyamala Gopinath, and All or any of the other Directors who are normally residents or may for the time being be present at any place within India where the meeting is held.

Audit Committee of the Board (ACB) – 5 directors

Shri Suman Kumar Bery, Director – Member

Dr. Ashok Jhunjhunwala, Director – Member

Shri Arun Ramanathan – GOI Nominee – Member (Ex-officio)

Smt. Shyamala Gopinath, RBI Nominee – Member (Ex-officio)

Shri S.K. Bhattacharyya, MD & CCRO – Member (Ex-officio)

Risk Management Committee of the Board (RMCB) – 3 directors

Shri S.K. Bhattacharyya, MD & CCRO – Member (Ex-officio), Chairman of the Committee

Shri Suman Kumar Bery, Director – Member

Dr. Ashok Jhunjhunwala, Director – Member

Shareholders'/Investors' Grievance Committee of the Board (SIGCB) – 3 directors

Shri Suman Kumar Bery, Director, Chairman of the Committee

Dr. Deva Nand Balodhi, Director – Member

Shri S.K. Bhattacharyya, MD & CCRO – Member (Ex-officio)

Special Committee of the Board of Directors for Monitoring of Large Value Frauds – 5 directors

Shri S.K. Bhattacharyya, MD & CCRO – Member (Ex-officio), Chairman of the Committee

Shri Suman Kumar Bery, Director – Member

Dr. Ashok Jhunjhunwala, Director – Member

Dr. Deva Nand Balodhi, Director – Member

Prof. Md. Salahuddin Ansari, Director – Member

Customer Service Committee of the Board (CSCB) – 3 directors

Shri S.K. Bhattacharyya, MD & CCRO – Member (Ex-officio), Chairman of the Committee

Prof. Md. Salahuddin Ansari, Director – Member

Dr. (Mrs.) Vasantha Bharucha, Director – Member

Technology Committee of the Board (TCB) – 3 directors

Dr. Ashok Jhunjhunwala, Chairman of the Committee

Dr. (Mrs.) Vasantha Bharucha, Director – Member

Shri S.K. Bhattacharyya, MD & CCRO – Member (Ex-officio)

Committee of the Board on Rural Sector Business (CRSB) – 4 directors

Dr. Deva Nand Balodhi, Chairman of the Committee

Prof. Md. Salahuddin Ansari, Director – Member

Dr. (Mrs.) Vasantha Bharucha, Director – Member

Shri S.K. Bhattacharyya, MD & CCRO – Member (Ex-officio)

स्थानीय बोर्डों के सदस्य

(2 मई 2008 को)

अहमदाबाद
डॉ. एच. सी. पटनाईक
मुख्य महाप्रबंधक (पदेन)

बंगलूर
श्रीमती महापारा अली
मुख्य महाप्रबंधक (पदेन)

भोपाल
श्री डी.के.जैन
मुख्य महाप्रबंधक (पदेन)

भुवनेश्वर
श्री एम.एन.राव
मुख्य महाप्रबंधक (पदेन)

चंडीगढ़
श्री अजय स्वरूप
मुख्य महाप्रबंधक (पदेन)

चेन्नै
श्री जे. चंद्रशेखरन
मुख्य महाप्रबंधक (पदेन)
डॉ. अशोक झुनझुनवाला*

हैदराबाद
श्री आर. के. शर्मा
मुख्य महाप्रबंधक (पदेन)

कोलकाता
श्री जे.के.सिन्हा
मुख्य महाप्रबंधक (पदेन)

लखनऊ
श्री शिव कुमार
मुख्य महाप्रबंधक(पदेन)

मुंबई
श्री नारायणन राजा
मुख्य महाप्रबंधक (पदेन)

दिल्ली
श्री गौतम कांजीलाल
मुख्य महाप्रबंधक (पदेन)
श्री सुमन कुमार बेरी*
डॉ. देवा नंद बलोधी*
डॉ. (श्रीमती) वसंता भरुचा*

उत्तर-पूर्व
श्री एस. विश्वनाथन
मुख्य महाप्रबंधक (पदेन)

पटना
श्री ए. कृष्ण कुमार
मुख्य महाप्रबंधक (पदेन)
प्रो.मोहम्मद सलाहुद्दीन अंसारी*

केरल
श्रीमती राधा उन्नी
मुख्य महाप्रबंधक (पदेन)

* भारतीय स्टेट बैंक अधिनियम की धारा 21 (1) (ख) के अनुसार स्थानीय बोर्ड पर नामित केंद्रीय बोर्ड के निदेशक

Members of Local Boards

(As on 2nd May 2008)

Ahmedabad
Dr. H.C. Pattnaik
Chief General Manager (Ex-Officio)

Bangalore
Smt. Mahpara Ali
Chief General Manager (Ex-Officio)

Bhopal
Shri D.K. Jain
Chief General Manager (Ex-Officio)

Bhubaneswar
Shri M.N. Rao
Chief General Manager (Ex-Officio)

Chandigarh
Shri Ajay Swaroop
Chief General Manager (Ex-Officio)

Chennai
Shri J. Chandrasekaran
Chief General Manager (Ex-Officio)
Dr. Ashok Jhunjhunwala*

Hyderabad
Shri R.K. Sharma
Chief General Manager (Ex-Officio)

Kolkata
Shri J.K. Sinha
Chief General Manager (Ex-Officio)

Lucknow
Shri Shiva Kumar
Chief General Manager (Ex-Officio)

Mumbai
Shri Narayanan Raja
Chief General Manager (Ex-Officio)

Delhi
Shri Gautam Kanjilal
Chief General Manager (Ex-Officio)
Shri S.K. Bery*
Dr. Deva Nand Balodhi*
Dr. (Mrs.) Vasantha Bharucha*

North Eastern
Shri S. Vishvanathan
Chief General Manager (Ex-Officio)

Patna
Shri A. Krishna Kumar
Chief General Manager (Ex-Officio)
Prof. Md. Salahuddin Ansari*

Kerala
Smt. Radha Unni
Chief General Manager (Ex-Officio)

* Directors on the Central Board nominated on the Local Boards as per Section 21(1)(b) of SBI Act.

केंद्रीय प्रबंधन समिति के सदस्य

(2 मई 2008 को)

श्री ओ.पी. भट्ट
अध्यक्ष

श्री एस. के. भट्टाचार्य
प्रबंध निदेशक एवं मुख्य ऋण एवं जोखिम अधिकारी

श्री सी. नरसिम्हन
उप प्रबंध निदेशक एवं समूह कार्यपालक (ग्लोबल मार्केट्स)

श्री अभिजीत दत्ता
उप प्रबंध निदेशक एवं समूह कार्यपालक (मध्य कारपोरेट)

श्री के. सीतारामम्
उप प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग)

श्रीमती भारती राव
उप प्रबंध निदेशक एवं कारपोरेट विकास अधिकारी

श्री दीपक चावला
उप प्रबंध निदेशक (कारपोरेट कार्यनीति एवं नव व्यवसाय)

श्री अनूप बनर्जी
उप प्रबंध निदेशक एवं समूह कार्यपालक (ग्रामीण व्यवसाय)

श्री आर. श्रीधरन
उप प्रबंध निदेशक एवं समूह कार्यपालक (अनुषंगियां)

श्री अशोक मुकंद
उप प्रबंध निदेशक एवं मुख्य वित्तीय अधिकारी

श्री एच.जी. कांट्रेक्टर
उप प्रबंध निदेशक एवं समूह कार्यपालक (कारपोरेट बैंकिंग)

श्री आर.पी. सिन्हा
उप प्रबंध निदेशक (सूचना प्रौद्योगिकी)

Members of Central Management Committee

(As on 2nd May 2008)

Shri O.P. Bhatt
Chairman

Shri S.K. Bhattacharyya
Managing Director & Chief Credit & Risk Officer

Shri C. Narasimhan
Deputy Managing Director & Group Executive (Global Markets)

Shri Abhijit Datta
Deputy Managing Director & Group Executive (Mid Corporate)

Shri K. Sitaramam
Deputy Managing Director & Group Executive (National Banking)

Smt. Bharati Rao
Deputy Managing Director & Corporate Development Officer

Shri Deepak Chawla
Deputy Managing Director (Corporate Strategy & New Businesses)

Shri Anup Banerji
Deputy Managing Director & Group Executive (Rural Business)

Shri R. Sridharan
Deputy Managing Director & Group Executive (Subsidiaries)

Shri Ashok Mukand
Deputy Managing Director & Chief Financial Officer

Shri H.G. Contractor
Deputy Managing Director & Group Executive (Corporate Banking)

Shri R.P. Sinha
Deputy Managing Director (Information Technology)

बैंक के लेखा-परीक्षक
The Bank's Auditors

मेसर्स डी.पी.सेन एंड कं., कोलकाता
M/s D.P. Sen & Co., Kolkata

मेसर्स डी.पी.सेन एंड कं., कोलकाता
M/s Khandelwal Jain & Co., Mumbai

मेसर्स आर.जी.एन. प्राईस एंड कं., चेन्नई
M/s R.G.N. Price & Co., Chennai

मेसर्स एस.के. मित्तल एंड कं., नई दिल्ली
M/s S.K. Mittal & Co., New Delhi

मेसर्स विनय कुमार एंड कं., इलाहाबाद
M/s Vinay Kumar & Co., Allahabad

मेसर्स एम.एम. निस्सीम एंड कं., मुंबई
M/s M.M. Nissim & Co., Mumbai

मेसर्स लक्ष्मीनिवास एंड जैन, हैदराबाद
M/s Laxminiwas & Jain, Hyderabad

मेसर्स वी. के. जिंदल एंड कं., राची
M/s V.K. Jindal & Co., Ranchi

मेसर्स जैन कपिला असोसिएट्स, नई दिल्ली
M/s Jain Kapila Associates, New Delhi

मेसर्स ए. के. साबत एंड कं., भुवनेश्वर
M/s A.K. Sabat & Co., Bhubaneswar

मेसर्स दत्ता सिंगला एंड कं., चंडीगढ़
M/s Datta Singla & Co., Chandigarh

मेसर्स दत्ता सरकार एंड कं., कोलकाता
M/s Dutta Sarkar & Co., Kolkata

मेसर्स जी. एम. कपाड़िया एंड कं., मुंबई
M/s G.M. Kapadia & Co., Mumbai

मेसर्स वर्धमान एंड कं., चेन्नै
M/s Vardhaman & Co., Chennai

उल्लेखनीय तथ्य
Highlights

वर्ष के लिए FOR THE YEAR	2007-08	2006-07	परिवर्तन प्रतिशत में % change
कुल आय (करोड़ रुपए) Total Income (Rs. crore)	57,645	44,007	30.99
कुल व्यय (करोड़ रुपए) Total Expenditure (Rs. crore)	44,538	34,007	30.97
निवल लाभ (करोड़ रुपए) Net Profit (Rs. crore)	6,729	4,541	48.18
प्रति शेयर अर्जन (रुपए) (मूल) Earnings per Share (Rs.) (Basic)	126.62	86.10	47.06
औसत परिसंपत्तियों पर आय (%) Return on Average Assets (%)	1.01	0.84	20.24
ईक्विटी पर आय (%) Return on Equity (%)	17.82	14.24	25.14
प्रति कर्मचारी लाभ (रुपए हजार) Profit per Employee (Rs. thousands)	372.57	236.81	57.33

वर्ष की समाप्ति पर AT THE END OF	मार्च March 2008	मार्च March 2007	परिवर्तन प्रतिशत में % change
संदत्त पूंजी और आरक्षितियां एवं अधिशेष (करोड़ रुपए) Paid-up Capital and Reserves & Surplus (Rs. crore)	49,033	31,298	56.66
जमाराशियाँ (करोड़ रुपए) Deposits (Rs. crore)	5,37,404	4,35,521	23.39
अग्रिम (करोड़ रुपए) Advances (Rs. crore)	4,16,768	3,37,336	23.55
देशी शाखाओं की संख्या Number of Domestic Branches	10,186	9,231	10.35
विदेश स्थित शाखाओं/कार्यालयों की संख्या Number of Foreign Branches / Offices	84	83	1.20
पूंजी पर्याप्तता अनुपात (%) Capital Adequacy Ratio (%)	13.47	12.34	9.16
निवल अनर्जक परिसंपत्तियाँ (%) Net NPA (%)	1.78	1.56	14.10

अध्यक्ष की कलम से



जमाराशियाँ एवं अग्रिम (भा.स्टे.बैं.)
Deposits and Advances (SBI)
(US$ in million)
150000
140000
130000
120000
110000
100000
90000
80000
70000
60000
50000
40000
30000
20000
10000
0
85183
58644
100189
77602
133949
103880
2005-06
2006-07
2007-08
जमाराशियाँ Deposit
अग्रिम Advances

प्रिय शेयरधारको,

वर्ष 2007-08 की बैंक की वार्षिक रिपोर्ट प्रस्तुत करते हुए तथा बीते वर्ष की कुछ महत्वपूर्ण उपलब्धियों की ओर आपका ध्यान आकर्षित करते हुए मुझे हर्ष हो रहा है।

विगत पाँच वर्षों की अवधि के दौरान, 8.7% वार्षिक जीडीपी विकास दर के साथ, भारतीय अर्थव्यवस्था में अंतर्निहित विकास-त्वरण अभी भी सशक्त हैं। खाद्यान्नों के उत्पादन में वृद्धि, सेवा क्षेत्र की दहाई के आंकड़ों में वृद्धि-दर, सतत पूंजी प्रवाह के साथ उत्साहवर्धक आयात और निर्यात सकारात्मक संकेत हैं। इसके साथ-साथ विनिर्माण क्षेत्र और उपभोक्ता संवृद्धि-विशेष रूप से आवास और आटो के क्षेत्र में - कमजोरी के किंचित संकेत प्रकट हो रहे हैं और वैश्विक विकास की दर में कमी से भारत के प्रभावित होने की आशंका है। इसके साथ ही वित्त वर्ष के अंतिम महीने के दौरान मुद्रास्फीति और मुद्रास्फीतिक अपेक्षाओं में बढ़ोतरी हुई है। अत: अर्थव्यवस्था के विकास दर-त्वरण को बनाए रखना बड़ी चुनौती है और विकास-दर को बनाए रखने के लिए आर्थिक सुधारों की प्रक्रिया को जारी रखना, इन्फ्रास्ट्रक्चर का विस्तार करना तथा कृषि उत्पादन को बढ़ाना बेहद महत्वपूर्ण होगा।

वर्ष के दौरान एक महत्वपूर्ण घटना बैंक के स्वामित्व में परिवर्तन था। जून 2007 में, भारतीय रिज़र्व बैंक ने भारतीय स्टेट बैंक में अपनी समग्र पूंजी धारिता को रु.1,130.35 प्रति शेयर की दर से रु.35,531 करोड़ मूल्य पर भारत सरकार को अंतरित कर दिया। शेयर-मूल्य का निर्धारण, बजट घोषणा तिथि की स्थिति के अनुसार, स्वीकृत मानदंडों के आधार पर निर्धारित किया गया। शेयर अंतरण, भारत सरकार द्वारा भारतीय रिज़र्व बैंक को नकद भुगतान आधार पर किया गया।

अधिक पूंजी की आवश्यकता को पूरा करने के लिए तथा पूंजी पर्याप्तता समानुपात के स्वीकृत स्तर को बनाए रखने के लिए आपके बैंक ने राइट्स इश्यू के माध्यम से मौजूदा शेयर धारकों से रु.16,736.04 करोड़ की पूंजी उगाही का निर्णय लिया था। प्रस्तावित शेयर मूल्य रु.1,590/- प्रति शेयर था तथा पात्र शेयरधारकों को प्रति पांच शेयर पर एक राइट्स शेयर प्रस्तावित किया गया। 18 मार्च 2008 को इश्यू सफलतापूर्वक बंद हुआ और नए शेयरों की ट्रेडिंग 7 अप्रैल 2008 को प्रारंभ हुई। लगभग इसी समय आपके बैंक द्वारा स्थापित दूसरा मील का पत्थर अपने पात्र कर्मचारियों को कर्मचारी स्टाक क्रय योजना (ईएसपीएस) के तहत-प्रोत्साहन स्वरूप-राइट्स इश्यू के मूल्य पर शेयर प्रदान करना था। यह अत्यधिक

From the Chairman's Desk



Dear Shareholders,

It is my privilege to place your Bank's Annual Report for the year 2007-08 before you and to draw attention to some of the significant achievements of the year gone by.

The underlying growth momentum in the Indian economy remains strong with average GDP growth at 8.7% per annum in the last five years. Increased foodgrains production, continuing double-digit growth in services, robust exports and imports with sustained capital inflows are all positives. At the same time, manufacturing sector and consumption growth particularly in housing and auto have shown some weakness and India could be impacted by the global deceleration in growth. Added to this, the last month of the year has shown increase in inflation and inflationary expectations. Thus, maintaining the growth momentum is a great challenge for the economy, and continuing economic reforms, expanding infrastructure, and, giving a push to agriculture will be crucial for sustaining growth.

An important development during the year was the change in ownership of your Bank. In June 2007, the Reserve Bank of India transferred its entire share holding in State Bank of India to the Government of India transferring shares amounting to over Rs. 35,531 crore at a price of Rs. 1,130.35 per share. The price was arrived at as on the date of Budget announcement, as per accepted norms. The share transfer was made against payment of cash by the Government of India to the Reserve Bank of India.

To meet higher capital requirement and to maintain acceptable level of Capital Adequacy Ratio, your Bank had decided to raise Rs.16,736.04 crore through a Rights Issue from the existing shareholders. The Issue Price offered was Rs.1,590/- and the Rights Shares offered were one for every five shares held by the eligible shareholders. The Issue closed successfully on 18 March 2008 and the new shares were opened for trading on 7th April, 2008. Almost

संतोष की बात है कि उतार-चढ़ाव और अस्थिरता से ग्रस्त बाजार में आपके बैंक ने सफलतापूर्वक राइट्स इश्यू का समापन किया। मैं अपने समस्त शेयरधारकों को धन्यवाद देता हूँ, जिन्होंने हममें अपने विश्वास की पुन:अभिव्यक्ति की।

आपके बैंक की एक और बड़ी उपलब्धि 10,000वीं शाखा की सीमा को पार करना था। यह 10,000वीं शाखा तमिलनाडु के शिवगंगा जिले में पुदुवायुल शाखा थी। किसी भी भारतीय बैंक के लिए यह कीर्तिमान है। और अधिक शाखाएँ खोलने के अलावा एटीएम, इंटरनेट बैंकिंग, मोबाइल बैंकिंग और बिजनेस करेसपांडेंट / बिजनेस फैसिलीटेटर्स के उपयोग के माध्यम से हम आपने ग्राहकों को बेहतर सेवा देने के लिए योजना बना रहे हैं। हमने भारतीय डाक विभाग से गठजोड़ भी किया है,जिससे देश के सुदूर स्थानों में डाकघरों के माध्यम से बैंकिंग सेवाएँ प्रदान की जा रही हैं।

वित्त वर्ष 2008 के दौरान कार्यक्षेत्र के अंतर्गत आने वाले सभी व्यवसाय और बाजार-खंडों में समग्रत: अच्छी संवृद्धि हुई। आपके बैंक ने अच्छा प्रदर्शन किया है और वर्ष 2007-08 के दौरान ब्याज-आय और गैर-ब्याज आय दोनों ही क्षेत्रों में क्रमश: 31.4 प्रतिशत और 28.5 प्रतिशत की वृद्धि दर्ज की। इसके साथ-साथ परिचालन व्ययों को नियंत्रित किया गया है और इनमें 6.6 प्रतिशत की मामूली वृद्धि हुई है।

आपको यह जानकर प्रसन्नता होगी कि आपके बैंक ने निवल लाभ में 48.18% की वृद्धि दर्ज करने की महत्वपूर्ण उपलब्धि अर्जित की है। वित्त वर्ष 2007 के रु. 4,541 करोड़ की तुलना में आपके बैंक का वित्त वर्ष 2008 में निवल लाभ रु.6,729 करोड़ रहा। आपके बैंक ने रु.1,81,000 करोड़ से भी अधिक राशि की सकल व्यवसाय वृद्धि दर्ज की। जमाराशियों में 23.39% की दर से रु.1,01,883 करोड़ की वृद्धि हुई और ये वित्त वर्ष 2007 के रु.4,35,521 करोड़ से बढ़कर वित्त वर्ष 2008 में रु.537,404 करोड़ हो गई। इससे भी अधिक महत्वपूर्ण यह है कि चालू खाता और बचत खाता समानुपात 43% पर स्थिर रहा और जमा क्षेत्र में आपके बैंक का बाजार अंश 14.8% से बढ़कर 15.4% हो गया। अग्रिमों में 23.4% की दर से रु.79,949 करोड़ की वृद्धि हुई और यह वित्त वर्ष 2007 के रु.3,42,232 करोड़ से बढ़कर वित्त वर्ष 2008 में रु.4,22,181 करोड़ हो गए। आपके बैंक ने आवास ऋणों (19%), शिक्षा-ऋणों (34%), आटो-ऋणों (30%) और वैयक्तिक ऋणों (19%) के क्षेत्र में बैंकिंग जगत की शीर्षस्थ वृद्धि-दर दर्ज की। शिक्षा-ऋणों का सबसे बड़ा बाजार अंश आपके बैंक के पास है और आपका बैंक आटो ऋणों का ऑनलाइन अनुमोदन प्रदान करने वाला देश का पहला बैंक है। खुदरा व्यवसाय क्षेत्र को सशक्त गति प्रदान करने के लिए आपका बैंक धन-प्रबंधन, सलाहकारी सेवाओं और म्यूचुअल फंडों और इंश्योरेन्स उत्पादों की क्रास-सेलिंग करने के लिए 1200 वित्तीय सलाहकारों की सेवा ले रहा है। समीक्षाधीन वर्ष के दौरान आपके बैंक के कृषि-अग्रिमों में 25% की वृद्धि हुई और अपनी कृषि रणनीति को शाखाओं के माध्यम से धारदार बनाने के लिए बैंक बिक्री-दल, बिजनेस करेस्पांडेंट और बिजनेस फैसीलिटेटर की योजना पर कार्य कर रहा है। आपको यह जानकर प्रसन्नता होगी कि आपके बैंक के कृषि-अग्रिम, कुल बैंक ऋण का 18 प्रतिशत हैं और यह स्तर भारतीय रिज़र्व बैंक द्वारा निर्धारित विनियामक लक्ष्य के अनुरूप है।

आपके बैंक का एसएमई ढांचा गहरी जड़ें जमा चुका है और रु.50 करोड़ से कम टर्नओवर वाली कंपनियों पर ध्यान केन्द्रित करने के साथ इस क्षेत्र को दिए गए अग्रिम बढ़कर वित्त वर्ष 2008 में 26% हो गए। मार्च 2008 के अंत तक मध्य कारपोरेट (मिड कारपोरेट) संविभाग 24% की वृद्धि के साथ रु.1,09,002 करोड़ के स्तर पर पहुँच गया, जो अधिकांश बैंकों के कुल ऋण संविभाग (पोर्टफोलियों) से अधिक है। वित्त वर्ष 2008 में आपके बैंक द्वारा बड़े कारपोरेटों को

simultaneously, another benchmark set by your Bank was its decision to offer shares to eligible employees at Rights Price under the Employee Stock Purchase Scheme (ESPS) to provide incentive to employees, at the same price as the Rights Issue. It is a matter of tremendous satisfaction that your Bank successfully closed the Rights Issue in a choppy market. I would like to thank all our shareholders who reposed confidence in us.

Yet another landmark achievement for your Bank was crossing the milestone of 10,000 branches, the first for any Indian bank, with the opening of the 10,000th branch at Puduvayal in Sivaganga district in Tamil Nadu. Apart from opening more branches, we plan to serve the customer better by leveraging all other channels viz. ATMs, Internet Banking, Mobile Banking and through Business Correspondents/Business Facilitators. We have also entered into a tie-up with India Post whereby banking facilities are provided via post offices to the remotest places across the country.

During FY08, there was good growth overall in all the businesses and in all market segments we operate in. Your Bank has done well and both Interest Income as well as Non-Interest Income registered a growth of 31.4% and 28.5% respectively in 2007-08. At the same time, Operating Expenses have been controlled with nominal increase of only 6.6%.

You will be happy to observe that your Bank has achieved a new high with a record 48.18% rise in net profit from Rs. 4,541 crore in FY07 to Rs. 6,729 crore in FY08. Your Bank has recorded total business growth of over Rs. 1,81,000 crore. Deposits increased by Rs. 101,883 crore, a 23.39% growth from Rs. 4,35,521 crore in FY07 to Rs. 537,404 crore in FY08. More importantly, the CASA ratio has remained stable at 43% and your Bank's market share in deposits increased from 14.8% to 15.4%. Advances rose by Rs. 79,949 crore, a 23.4% growth from Rs. 3,42,232 crore in FY07 to Rs. 4,22,181 crore in FY08. Your Bank has recorded one of the highest growth rates in the industry in Home Loans (19%), Education Loans (34%), Auto Loans (30%) and Personal Loans (19%). We have the highest market share in Education Loans and are the first bank in the country to introduce online approval of Auto Loans. To give a major push on the Retail side, your Bank has put in place over 1200 financial advisors for Wealth Management and for Advisory Services and for cross selling Mutual Funds and Insurance products. During the year, your Bank's Agricultural Advances increased by 25% and we plan to spearhead our agricultural thrust through branches, sales force and Business Correspondents and Business Facilitators. You will be happy to know that in Agricultural Advances your Bank has achieved the regulatory benchmark of 18% stipulated by RBI.

The SME architecture has been firmly established and with a focus on companies with a turnover of less than Rs. 50 crore, your Bank's advances to SME rose by 26% in FY08. The Mid Corporate portfolio, which rose by 24% to Rs. 109,002 crore at end-March 2008, is larger than the entire lending portfolio of most banks. Your Bank's advances to large corporates, which rose by 23% in FY08, focused on both fee

दिए गए अग्रिम में 23% की वृद्धि हुई ; यह अग्रिम शुल्क आय और निधि आधारित आय पर केंद्रित था। यह सूचित करते हुए हमें हर्ष हो रहा है कि रुपया-मूल्य वर्ग आधारित परियोजना वित्त-ऋण के समूहन में आपका बैंक शीर्षस्थ रहा है। भारतीय कारपोरेटों के वैश्विक-विजय अभियान का समर्थन करते हुए आपके बैंक के अंतर्राष्ट्रीय अग्रिमों में वर्षानुवर्ष आधार पर 48% की वृद्धि हुई। भारतीय कारपोरेटों के समुद्रपारीय अभियानों को कारपोरेट समूहन ऋण उपलब्ध कराने में भारतीय स्टेट बैंक अग्रणी रहा।

वर्ष 2007-08 के दौरान आपके बैंक का परिचालन लाभ रु.13,107 करोड़ रहा जो पिछले वर्ष से 31.1% अधिक है। संवृद्धि और प्रतिलाभ में बढोतरी के फलस्वरूप आपके बैंक ने अग्रिमों से ब्याज आय में 41.8% की वृद्धि दर्ज की। गैर-ब्याज आय में भी 28.5% की वृद्धि हुई जिसके कारण वित्त वर्ष 2008 के दौरान कुल आय 17.8% की दर से बढ़कर रु.25,716 करोड़ हो गई।

परिचालन लागत में मात्र 6.6 % की वृद्धि हुई और यह 12,609 करोड़ रुपए रही, जबकि 2,000 महानगरीय और शहरी शाखाओं का पुनर्विन्यास भी किया गया, लगभग 1,000 शाखाओं की वृद्धि के साथ शाखा नेटवर्क 10,000 के आंकड़े को पार कर गया, एटीएमों की संख्या में लगभग 1,500 की वृद्धि हुई और इनकी कुल संख्या 5,842 तक पहुंच गई। कोर बैंकिंग प्रणाली के अंतर्गत 9,390 शाखाएँ और 98.3% व्यवसाय आ गया। इस सबसे कर्मचारी उत्पादकता बढ़ी : वित्त वर्ष 2008 के दौरान प्रति कर्मचारी व्यवसाय रु. 4.56 करोड़ रहा जबकि पिछले वर्ष यह रु.3.75 करोड़ था। नई दक्ष परिचालन प्रणाली का कार्य (पुनर्विन्यास के पश्चात शाखाएँ विक्रय और सेवा पर ध्यान क्रेंद्रित कर रही हैं, 400 केंद्रीय प्रक्रिया केंद्र भी स्थापित किए गए हैं) लगभग पूर्ण हो गया। शाखाओं के भीतर और बाहर ग्राहक सेवा बेहतर हुई है और उत्पादकता तथा दक्षता में भी वृद्धि हुई है। परिणामस्वरूप लागत/आय अनुपात में 520 आधार अंकों की गिरावट आई। यह वित्तीय वर्ष 2007 में 54.2% थी, जो वित्तीय वर्ष 2008 में 49.0% रह गई। कड़ी प्रतिस्पर्धा और कीमत-लागत-अंतर पर दबाव के बावजूद आपके बैंक द्वारा वित्तीय वर्ष 2008 में 3.07% निवल ब्याज मार्जिन दर्ज किया गया। मार्च 2008 के अंत में सकल अलाभकारी आस्तियाँ 3.04% और निवल अलाभकारी आस्तियाँ 1.78% थीं। आपके बैंक की पूंजी पर्याप्तता मार्च 2008 के अंत में 13.47% थी, जो विश्व के सर्वश्रेष्ठ बैंकों के समतुल्य है।

कुल आय में कर्मचारियों की लागत का प्रतिशत वर्ष 2007-08 के दौरान 31% से घटकर 28% पर आ गया। स्टाफ खर्च में 6.5% की मामूली सी वृद्धि हुई जो विगत वर्ष एक्जिट ऑप्शन स्कीम के अंतर्गत सेवानिवृत्त हुए कर्मचारियों का वर्तमान वर्ष पर पूर्ण रूप से प्रभाव पड़ने के कारण हुई। वर्तमान वर्ष के दौरान भी बड़ी संख्या में कर्मचारी सेवानिवृत्त हो रहे हैं। फिर भी, हमारी शाखा विस्तार योजनाओं के अनुरूप आने वाले कुछ वर्षों में हमारी सभी श्रेणी के नए स्टाफ की आवश्यकता बढ़ने की संभावना है और आपके बैंक ने अग्रपंक्ति के परिचालनों के लिए स्टाफ की भर्ती की प्रक्रिया प्रारंभ कर दी है।

आपका बैंक विश्व स्तर पर भी अपनी उपस्थिति बढ़ा रहा है और इसके सभी समय क्षेत्रों में 32 देशों में 84 कार्यालय हैं। सिंगापुर में बैंकिंग-लाइसेंस मिलने के पश्चात हम सिंगापुर में अपना कारोबार बढ़ाकर अपने नेटवर्क में वृद्धि कर पाएंगे। हम एकमात्र भारतीय बैंक हैं जिसे 25 नई शाखाएँ और आफ साइट एटीएम स्थापित कर रिटेल मार्केट में बढ़ने का अवसर मिला है।

आपको यह जानकर प्रसन्नता होगी कि आपके बैंक के सहयोगियों और अनुषंगियों का निष्पादन भी खासा अच्छा रहा। वित्तीय वर्ष 2008 के दौरान सहयोगी बैंकों के निवल लाभ में 12.1% की वृद्धि हुई और यह रु.2,227 करोड़ रहा। वित्तीय वर्ष 2008 में रु.34.3 करोड़ के लाभ से

income and fund-based income. I am happy to announce that your Bank has the largest syndication of rupee denominated project finance lending. Following the growing global footprints of Indian corporates, your Bank's international advances showed a 48% Y-O-Y jump and in FY08, SBI emerged as the largest provider of corporate syndicated credit to Indian corporates for overseas engagements.

In 2007-08, Operating Profit of your Bank stood at Rs. 13,107 crore, 31.1% higher than in the previous year. Driven by growth and increase in yields, your Bank recorded a 41.8% increase in interest income from advances. Non-interest income also rose by 28.5%, pushing up total income by 17.8% to Rs. 25,716 crore in FY08.

Operating costs increased by only 6.6% to Rs. 12,609 crore, despite redesign of 2,000 metro and urban branches, addition of nearly 1,000 branches leading to branch network crossing the 10,000 mark, increase in number of ATMs by nearly 1,500 to a total of 5,842 and rollout of core banking system to cover 9,390 branches and 98.3% of business. All this has added to employee productivity: business per employee rose to Rs. 4.56 crore in FY08 from Rs. 3.57 crore in FY07. Migration to new efficient operating architecture (redesigned branches to focus on sales and service, and 400 central processing centers) is almost complete; customer service in branch and outside has improved even as productivity and efficiency have increased. As a result, Cost/Income ratio has declined by 520 bps from 54.2% in FY07 to 49.0% in FY08. Despite intense competition and pressure on spreads, your Bank recorded a Net Interest Margin of 3.07% in FY08. At the end of March 2008, Gross NPAs stood at 3.04% and Net NPAs at 1.78%. Your Bank's Capital Adequacy at 13.47% at the end of March 2008 is comparable with that of the best banks globally.

The cost of employees as a percentage of total income has come down from 31% to 28% during 2007-08. Further, staff expenses have grown only moderately by 6.5% as the impact on account of employees retiring last year through Exit Option Scheme has been fully felt only during the current year. A large number of employees are also retiring during the current year. However, in tune with our branch expansion plans, our requirement of new staff in all categories is likely to increase in the next few years and your Bank has started the process of recruiting staff for frontline operations.

Your Bank is also expanding its imprint in the global arena and now has 84 offices in 32 countries, and offices in all time zones. The awarding of the full banking license at Singapore allows us to expand our business operations and to build a bigger network in Singapore. We are the first Indian bank allowed to expand in the retail market through opening of 25 delivery points.

You will be happy to observe that the performance of Associates and Subsidiaries of your Bank has also been strong. During FY08, net profit of Associate Banks increased by 12.1% to Rs. 2,277 crore. With a profit of Rs. 34.3 crore in FY08, SBI Life was one of the few private sector companies to make profits and its new business growth at 108% was well above the industry average. SBI Mutual Fund recorded net profit

एसबीआइ लाइफ निजी क्षेत्र की कंपनियों में एक ऐसी कंपनी रही, जिसने लाभ कमाया और इसके नए व्यवसाय में 108% की वृद्धि दर्ज की गई जो व्यवसाय औसत से काफी ऊपर है। एसबीआइ म्यूचुअल फंड द्वारा वित्तीय वर्ष 2008 में रु.70.37 करोड़ का निवल लाभ दर्ज किया गया और प्रबंध अधीन आस्तियों में 58% की वृद्धि दर के साथ यह छठे स्थान पर पहुंच गया, जो पहले से बेहतर है। एसबीआइ कैप्स के लाभ में लगभग 100% की वृद्धि हुई और यह रु.142 करोड़ रहा। इस प्रकार इसने परियोजना वित्तपोषण के क्षेत्र में सबसे बड़े रुपया समूह के रूप में अपना स्थान बरकरार रखा। ग्लोबल ट्रेड फाइनांस के अभिग्रहण के पश्चात एसबीआइ समूह का देश भर में फैक्टरिंग कारोबार में 70% से अधिक हिस्सा है और एसबीआइ फैक्टर्स और जीटीएफ दोनों का निवल लाभ रु.100 करोड़ से अधिक रहा।

वित्तीय सेवाओं के क्षेत्र में अपनी अग्रणी स्थिति को बनाए रखने के लिए आपका बैंक उभरते अवसरों को पहचानने और उनका लाभ उठाने में द्रुतगति से तत्पर रहा है और तद्नुसार विभिन्न नये कदम उठाए गए। पेंशन निधि व्यवसाय में आपके बैंक को, नई पेंशन प्रणाली के अंतर्गत केंद्र और राज्य सरकार के कर्मचारियों की पेंशन निधियों के प्रबंधन हेतु पीएफआरडीए द्वारा पेंशन निधि प्रबंधक -प्रायोजक नियुक्त किया गया है। एनपीएस के अंतर्गत पेंशन निधियों के प्रबंधन के लिए एसबीआई पेंशन फंड्स प्राइवेट लिमिटेड को आपके बैंक की पूर्ण धारित अनुषंगी के रूप में निगमित किया गया है। एक दूसरी पहल के द्वारा, फाइनैंशियल प्लैनिंग एंड एडवाइजरी सर्विसेज-अति सम्पन्न और उच्च मालियत वाले ग्राहकों को - विभिन्न उत्पादों और रणनीतियों के माध्यम से उनकी आस्तियों के बेहतर प्रबंधन पर अपना ध्यान केंद्रित कर रहा है। मोबाइल बैंकिंग की अनंत संभावनाओं और इस माध्यम से सेवा सुपुर्दगी की अल्प-लागत को ध्यान में रखते हुए आपका बैंक बैंकिग सेवाओं के लिए मोबाइल बैंकिंग के विकल्प पर विचार कर रहा है। अर्थव्यवस्था के व्यापक विस्तार ने प्राइवेट इक्विटी के माध्यम से वित्त पोषण की अपार संभावनाओं का सृजन किया है। इस तथ्य को ध्यान में रखते हुए आपका बैंक विभिन्न इक्विटी फंडों की स्थापना के अग्रिम चरण में है। देशी और विदेशी निवेशकों द्वारा उद्भूत प्रतिभूति-लेन देनों में हो रही भारी वृद्धि की पृष्ठभूमि में-संपूर्ण कस्टोडियल सर्विसेस उपलब्ध कराने का यह उपयुक्ततम अवसर है। आपके बैंक ने यह सेवा उपलब्ध कराने का निर्णय लिया है और इसके लिए वैश्विक स्तर के किसी प्रमुख कस्टोडियन से सहयोग प्राप्त करेगा। जनरल-इन्शोरेन्स उत्पादों को प्रस्तावित करने के बाद आपके बैंक की बीमा-मंजूषा समग्रता की स्थिति प्राप्त कर लेगी। आपका बैंक संयुक्त उद्यम के माध्यम से इस क्षेत्र में प्रवेश करने की योजना बना रहा है। विभिन्न प्रकार के कार्डों के प्रयोग में वृद्धि-इस क्षेत्र में विराट अवसर प्रदान कर रही है। आपका बैंक, अंतरराष्ट्रीय स्तर की श्रेष्ठ प्रथाओं और सेवाओं के समकक्ष सेवा प्रदान करने के लिए - संयुक्त उद्यम अनुषंगी के माध्यम से मर्चेंट अभिग्रहण सेवा में प्रवेश करने की योजना बना रहा है।

आपके बैंक द्वारा शुरू की गई कायाकल्प की प्रक्रिया का क्षितिज अत्यन्त व्यापक है - जिसमें मनोवृत्ति-परिवर्तन भी शामिल है। तद्नुसार, पिछले वर्ष "परिवर्तन" नाम से बैंक-व्यापी आंतरिक-संवाद कार्यक्रम सम्पन्न किया गया और आपको जानकर प्रसन्नता होगी कि ज़ेवियर इन्स्टीट्यूट आफ मैनेजमेंट, भुवनेश्वर द्वारा किए गए सर्वेक्षण के अनुसार-ग्राहक सेवा के स्वीकृत 25 मानदंडों में से प्रत्येक मानदंड पर अलग-अलग उल्लेखनीय सुधार हुआ है।

पिछले वर्ष विश्व वित्तीय बाजारों में वित्तीय उथल-पुथल और अमरीकी अर्थव्यवस्था में मंदी देखी गई और इसका असर लगभग सारे वर्तमान वर्ष पर दिखाई देगा। मैं यह भी बताना चाहूंगा कि एसबीआइ का यूएस सब-प्राइम मार्केट में कोई प्रत्यक्ष निवेश नहीं है इसलिए इस संकट का आपके बैंक पर कोई बड़ा प्रत्यक्ष प्रभाव नहीं पड़ेगा। तथापि, चूंकि चलनिधि की स्थिति में कठोरता और मूल्यों में वृद्धि के रूप में इसका प्रतिकूल असर सामने आ रहा है अतः

of Rs. 70.37 crore in FY08 and improved its position to 6th with a growth rate of 58% in Assets Under Management. SBI CAPS increased profit by nearly 100% to Rs. 142 crore and retained its position as the largest rupee syndicator of Project Finance. Post acquisition of Global Trade Finance (GTF), the SBI Group has more than 70% share in factoring business in the country and net profits from the business from both SBI Factors and GTF are in excess of Rs. 100 crore.

In order to maintain our premier position in the financial services arena, your Bank has been quick to identify and respond to emerging opportunities, and accordingly, various new initiatives have been undertaken. In the Pension Fund business, your Bank has been appointed as a sponsor of Pension Fund Manager by PFRDA to manage the pension funds of Cenral and State Government employees under New Pension System (NPS) of the Government. SBI Pension Funds Pvt. Ltd. has been incorporated as a wholly owned subsidiary of your Bank to manage the pension funds under NPS. Another initiative, Financial Planning and Advisory Services, is focused on deepening the existing relationship of your Bank with the mass affluent and high end customers and help them in managing their assets through a mix of products and strategies. Considering the immense potential and the cost effectiveness of delivery, your Bank has decided to shortly introduce mobile telephone based banking services. The rapid expansion of the economy has opened up large opportunities for funding through Private Equity and your Bank is at an advanced stage of preparedness for setting up various equity funds. With increasing securities transactions originating from domestic and foreign investors, there is excellent demand for providing a full range of Custodial Services, which your Bank has decided to offer as a new business in collaboration with a leading global custodian. Your Bank's insurance offering bouquet will be complete with the inclusion of General Insurance products and accordingly, your Bank has made plans to enter the business through the joint venture route. The increase in usage of cards of various kinds provides huge opportunities and to tap this, your Bank is in the process of entering merchant acquisition services through a joint venture subsidiary to bring in the best practices and services at par with international benchmarks.

The transformation process initiated by your Bank encompasses a wide canvass including change in mindset. Accordingly, the first mass Internal Communications Programme named "Parivartan" was rolled out across the Bank last year and you will be happy to know that an independent evaluation by the Xavier Institute of Management, Bhubaneswar, has found that Parivartan had brought about a perceptible positive change in each of the 25 identified Customer Service parameters.

Last year was marked by financial turbulence in global financial markets and slowdown in the US economy and its effects will be felt through most part of the current year. Let me add that SBI does not have any exposure to the US sub-prime market and as such, the crisis will not have any significant impact on your Bank. However, the indirect adverse effect of this is being felt in the form of tightening system liquidity and firmness in pricing, which has kept rates from softening. The full impact

ब्याज दरों में नरमी नहीं आ पा रही है। इसका समग्र प्रभाव शनैः शनैः प्रकट हो रहा है और यह और अधिक संस्थाओं और देशों को अपनी भंवर में समेटता जा रहा है - अतः फिलहाल यह कहना मुश्किल है कि इसका प्रभाव भारत पर पड़ेगा या नही और पड़ेगा तो किस हद तक पड़ेगा; पर मैं इतना जरूर कह सकता हूँ कि भारत के बाह्य क्षेत्र के छोटे आकार और नियामकों तथा नीति निर्माताओं द्वारा विवेकपूर्ण नीति-निर्धारण को देखते हुए सीमित प्रभाव होने की संभावना है।

मुझे यह बताते हुए प्रसन्नता हो रही है कि आपके बैंक के निदेशक बोर्ड ने मार्च 2008 को समाप्त वर्ष के लिए 21.5% लाभांश घोषित किया है।

मैं सहर्ष सूचित करता हूँ कि आपके बैंक ने ग्रामीण समुदाय के विकास के लिए दिए गए योगदान हेतु प्रतिष्ठित पत्रिका रीडर्स डाइजेस्ट का "पीगासस कारपोरेट सोशल रिस्पांसिबिलिटी अवार्ड 2007" प्राप्त किया है। आपका बैंक एकमात्र ऐसा बैंक है, जिसे यह पुरस्कार मिला है। बालिकाओं को गोद लेने की एक अभिनव योजना के अंतर्गत आपके बैंक ने एसबीआइ लेडीज क्लब के साथ संयुक्त रूप से देश भर में 8000 से अधिक गरीब और अनाथ बालिकाओं को गोद लिया है, जिनकी शिक्षा का खर्च इनके द्वारा वहन किया जाएगा। यह कार्यक्रम निरंतर चलता रहेगा और गोद ली गई बालिकाओं की शिक्षा का खर्च तब तक वहन किया जाएगा जब तक कि उनकी स्कूली शिक्षा पूरी नहीं हो जाती।

विगत गतिविधियों पर नजर डालें तो आपको यह जानकर प्रसन्नता होगी कि हमारे काम को प्रशंसित और पुरस्कृत किया गया है। आपके बैंक ने पिछले वर्ष अनेक पुरस्कार जीते हैं जिनमें सीएनएन-आइबीएन, दी बिजनेस स्टैंडर्ड, दी रीडर्स डाइजेस्ट, एशियन सेंटर फॉर कारपोरेट गवर्नेंस एंड सस्टेनेबिलिटी और इंडियन मर्चेंट्स चैंबर आदि शामिल हैं। जैसा मैं हमेशा कहता रहा हूँ कि व्यक्तिगत पुरस्कार भी एसबीआइ की संपूर्ण टीम के प्रयासों के ही सम्मान हैं। यह सम्मान है आपके बैंक की संपूर्ण कायापलट का, जो टेक्नोलॉजी, प्रणालियों, सर्वतोमुखी प्रतिभा, वैविध्यपूर्ण उत्पादों और सेवाओं और सबसे बढ़कर उच्च स्तरीय ग्राहक सेवा में हो रही है। हम सेवा संगठन के रूप में नई ऊंचाइयों को छूने और सभी क्षेत्रों में उत्कृष्टता के उच्चतर मानदंडों की प्राप्ति के लिए निरंतर प्रयासरत रहेंगे।

हार्दिक शुभकामनाओं के साथ,

आपका,

(ओ. पी. भट्ट)

is still getting revealed and affecting more institutions and countries, so it is difficult to say how much, if at all, will be the impact on India. But I must point out that given the small size of India's external sector and prudent policies put in place by regulators and policy makers, the impact is likely to be limited.

I am happy to announce that the Board of Directors of your Bank has declared a dividend of 215% for the year ended March 2008.

It is my pleasure to announce that your Bank has won the prestigious Reader's Digest "Pegasus Corporate Social Responsibility Award 2007" in recognition of its contribution towards Rural Community Development. Your Bank is the only bank to get this award. Under a novel scheme for Adoption of Girl Children, your Bank jointly with SBI Ladies Club has already adopted more than 8000 poor and destitute girl children throughout the country to meet their education expenses. This would be an ongoing programme and the girl children adopted will be supported for their educational expenses till they complete their schooling.

Looking back, you will be happy to see that our work has been recognised and rewarded. Your Bank won a number of awards last year - from CNN-IBN, the Business Standard, The Reader's Digest, Asian Centre for Corporate Governance & Sustainability and Indian Merchants Chamber, etc. to name a few. As I have always stated, individual awards are really a reflection of Team SBI's performance and reflect the complete transformation your Bank is undergoing in terms of technology, processes, versatility, availability of wider range of products and services and of course, higher standards of customer service. As a service organization, we will strive to further build on this and take your Bank to even higher standards of excellence in all areas.

With warm regards,

Yours sincerely,

(O.P. Bhatt)

प्रबधन विवेचन एवं विश्लेषण

आर्थिक पृष्ठभूमि और बैंकिंग परिवेश :

वर्ष 2006 में 5.0% और वर्ष 2007 में 4.9% जीडीपी की वैश्विक वृद्धि दर के पश्चात्, वर्तमान वित्तीय संकट की पृष्ठभूमि में, अंतर्राष्ट्रीय मुद्रा कोष का अनुमान है कि वर्ष 2008 के दौरान वैश्विक जीडीपी वृद्धि दर घटकर 3.7% के स्तर पर आ जाएगी। यूएस के सब-प्राइम मार्गेज संकट से उत्पन्न, विकसित देशों के वित्त बाजारों में आई हलचल ने वित्तीय लाभों को घटा दिया है, ऋण उपलब्धता को कम किया है और नकारात्मक धन प्रभावों के कारण, विकसित देशों खास तौर से यूएसए में उपभोक्ता-प्रवृत्ति पर खतरा मंडराने लगा है। खाद्यान्नों एवं पण्यों के मूल्य के कारण मुद्रास्फीति पर लगातार बढ़ते दबाव के साथ-साथ कच्चे तेल की अस्थिर और बढ़ती कीमतें विश्व अर्थव्यवस्था के लिए कुछ अन्य खतरे हैं।

भारत दुनिया की सर्वाधिक द्रुत गति से विकसित हो रही अर्थव्यवस्थाओं में अग्रणी बना रहा । वर्ष 2007-08 के दौरान भारतीय अर्थव्यवस्था लगातार पांचवें वर्ष अपनी सशक्त वृद्धि को बनाए रखने में सफल रही है। वर्ष 2007-08 के लिए अनुमानित जीडीपी वृद्धि दर 8.7% है, जो वर्ष 2003-04 से 2007-08 के पांच वर्षों की औसत जीडीपी वृद्धि दर 8.7% के अनुरूप है । कृषि और संबद्ध गतिविधियों में 2007-08 के दौरान 2.6% की दर से वृद्धि की उम्मीद है जो 2000-01 से 2007-08 की अवधि के दौरान कृषि क्षेत्र की 2.6% की औसत वृद्धि दर के बराबर है। वित्तीय वर्ष 2008 के दौरान खाद्यान्न का उत्पादन रिकार्ड उच्च स्तर पर पहुँच गया। खाद्यान्न का उत्पादन 221.5 मि. टन के लक्ष्य को पार करके 227.3 मिलियन टन हो गया और इस प्रकार पिछले वर्ष की तुलना में इसमें 4.6% की वृद्धि हुई। वर्ष 2007-08 के दौरान औद्योगिक उत्पादन 8.7% रहा जो पिछले वर्ष के 10.6% की तुलना में मामूली सा कम है। वर्ष 2007-08 के दौरान 10.6% की वृद्धि दर के साथ सेवा-क्षेत्र ने दो अंकीय वृद्धि दर को बनाए रखा जो दीर्घावधि (2000-01 से 2007-08) औसत 8.9% से अधिक है। सेवा क्षेत्र के अंतर्गत सेवाओं, परिवहन संचार तथा वित्तीय सेवाओं ने अंतिम दो वर्षों की अवधि के लिए दहाई के आंकड़े में वृद्धि दर बनाए रखी और उम्मीद है कि यह वृद्धि दर जारी रहेगी। व्यापार और होटल व्यावसाय ने 2006-07 के 11.8% की तुलना में बेहतर निष्पादन प्रदर्शित करते हुए 12.1% की वृद्धि दर दर्ज की। वृद्धि को प्रोत्साहन और ऊर्जा प्रदान करने वाला एक अन्य उल्लेखनीय पहलू विगत वर्षों के दौरान बचत और विनिधान गतिविधियों में उच्च वृद्धि दर रहा जो 2006-07 में बढ़कर क्रमश: 34.8% और 35.9% हो गई।

वित्त वर्ष के समाप्ति पर खाद्यान्न, धातुओं और कच्चे तेल की कीमतों में वैश्विक वृद्धि के कारण मुद्रास्फीति की दर में बढ़ोतरी हुई। थोक मुद्रा सूचकांक पर आधारित मुद्रास्फीति - वर्ष के आरंभिक 6.4% के स्तर से घटकर अक्तूबर 2007 के मध्य में 3.1% के स्तर पर आ गई। इस घटोतरी का एक कारण मूलभूत खाद्यान्नों की कीमतों में गिरावट और विनिर्मित उत्पादों की कीमतों में नरमी था। नवम्बर 2007 के दौरान 3% के आसपास रहत हुए यह दिसम्बर 2007 के शुरुआती दिनों से इसमें वृद्धि शुरू हुई और 29 मार्च 2008 को यह 7.4% के स्तर पर पहुंच गई। इसका प्रमुख कारण फलों और सब्जियों, तिलहन, कपास, लोहे के साथ-साथ खाद्य तेलों/खली आधारभूत धातुओं की कीमतों में वृद्धि था। इस वृद्धि का एक कारण अंतर्राष्ट्रीय पण्यों की कीमत में भी वृद्धि था तथापि, मुद्रास्फीति को नियंत्रित करके उच्च विकास दर बनाए रखने के लिए वित्तीय और मौद्रिक उपाय किए जा रहे हैं।

रुपये की कीमतों में वृद्धि के बावजूद निर्यात के क्षेत्र में पिछले वर्ष के चावल, कपास, परिवहन-पुर्जों, आदि का विशेष योगदान रहा। भारत द्वारा यूएसए को निर्यात में कमी आई - जब कि यूएसए भारतीय सामानों का सबसे बड़ा आयातक है - लेकिन यूएई और चीन को हुए भारतीय निर्यातों में भारी वृद्धि हुई। इसी अवधि के दौरान आयातों में पिछले वर्ष के 24.5% की तुलना में 27.0% की वृद्धि हुई - जिसका प्रमुख कारण अधिक तेल और गैर तेल आयात, पूंजीगत सामान, रसायनों और संबंधित उत्पादों, खाद्य तेलों, स्वर्ण, चांदी, मोती और बहुमूल्य और अर्ध बहुमूल्य पत्थरों के आयात में वृद्धि था। निर्यात की तुलना में आयात की मात्रा में अधिकता होने के कारण वर्ष 2007-08 के दौरान व्यापार घाटा 35.5% की दर से बढ़कर 80.4 बिलियन अमेरिकी डालर हो गया - जब कि पिछले वर्ष यह 59.3 बिलियन अमेरिकी डालर था।

वर्ष के दौरान भारतीय रिज़र्व बैंक की मुद्रा और ऋण नीति का पूरा झुकाव मूल्य स्थिरता सुनिश्चित करने और वित्त व्यवस्था को स्थायित्व प्रदान करने के साथ-साथ निरंतर द्रुततर वृद्धि दर बनाए रखना, वित्तीय समावेशन के साथ ऋण की गुणवत्ता और ऋण के वितरण पर बल देना रहा।

वर्ष 2007-08 के दौरान बैंक दर, रेपो और रिवर्स रेपो दरों में कोई परिवर्तन नहीं किया गया। अर्थ व्यवस्था में चलनिधि का प्रबंध करने के लिए भारतीय रिज़र्व बैंक ने आरक्षित नकदी निधि अनुपात में चार बार अप्रैल, अगस्त और नवंबर 2007 में वृद्धि कर 6% से बढ़ाकर 7.5% कर दिया। चलनिधि की स्थिति को देखते हुए वर्ष के दौरान प्रमुख बैंको ने मूलउधार दर और जमा दरों में वृद्धि

Management Discussion and Analysis

Economic Backdrop and Banking Environment

After growing at 5.0% in 2006 and 4.9% in 2007, IMF estimates global GDP growth to decelerate to 3.7% in 2008 in the wake of the current financial crisis. The financial market turbulence in developed economies following the US sub-prime mortgage crisis has reduced financial leverage, lowered credit availability and negative wealth effects have emerged as risks to consumption and growth in advanced economies, especially in the US. Continuing inflationary pressures from food and commodity prices as well as high and volatile crude oil prices are other risks being faced by the global economy.

India continued to be one of the fastest growing economies of the world. During 2007-08, the Indian economy grew at a robust pace for the fifth consecutive year. Real GDP growth, estimated at 8.7% in 2007-08, is in tune with the average annual GDP growth of 8.7% in the five year period 2003-04 to 2007-08. Agriculture and allied activities are estimated to grow by 2.6% in 2007-08, which is in line with the average growth of 2.6% per annum during 2000-01 to 2007-08. Foodgrains production touched a record high in FY08, with total foodgrains production placed at 227.3 million tonnes, surpassing the target of 221.5 million tonnes and recording an increase of 4.6% over the previous year. Industrial growth at 8.6% during 2007-08 has moderated somewhat against 10.6% in the previous year. The services sector maintained its double-digit growth at 10.6% during 2007-08, higher than the long term average of 8.9% (2000-01 to 2007-08). Within services, transport and communications and financial services recorded double-digit growth for the last two years and are expected to maintain the growth momentum. Trade and hotels showed higher growth of 12.1% in 2007-08 against 11.8% growth in 2006-07. Another positive feature underpinning growth is the sharp rise in the rate of savings and investment in recent years, which rose to 34.8% and 35.9% respectively in 2006-07.

Towards the close of the fiscal year, higher inflation rate was noticed due to rise in global prices of food, metals and crude oil. Inflation based on WPI declined from 6.4% at the beginning of the fiscal year to a low of 3.1% by mid-October 2007, partly reflecting moderation in the prices of some primary food articles and manufactured products. After hovering around 3% during November 2007, inflation began to edge up from early December 2007 to touch 7.4% by 29 March 2008, mainly reflecting hardening in prices of primary articles such as fruits and vegetables, oilseeds, raw cotton and iron ore, as well as fuel and manufactured products such as edible oil/oil cakes and basic metals, partly due to international commodity price pressures. However, fiscal and monetary measures are being taken to contain inflation and maintain high growth.

Despite Rupee appreciation, exports continued to show a healthy growth, rising by 23% in dollar terms during 2007-08 against 22.6% in the previous year. Overall exports growth was driven by petroleum and crude products, gems and jewellery, iron ore, non-basmati rice, cotton, transport equipment, etc. While India's exports to USA, its single largest trading partner, showed deceleration, exports to UAE and China remained robust. In the same period, imports increased by 27.0% against 24.5%, mainly due to higher oil imports; non-oil imports were led by capital goods, chemicals and related products, edible oils, gold, silver and pearls, precious and semi-precious stones. Due to higher growth in imports than exports, the trade deficit widened by 35.5% to US$ 80.4 bn during 2007-08 from US$ 59.3 bn in the previous year.

The overall stance of RBI's monetary and credit policy during the year was to ensure price stability and financial system stability along with continuation of the growth momentum, emphasis on credit quality and credit delivery including financial inclusion. During 2007-08, the Bank Rate, Repo and Reverse Repo rates were kept unchanged. To manage the liquidity in the economy, RBI raised the Cash Reserve Ratio four times: in April, August and November 2007 from 6% to 7.50%. In line with liquidity tightening,

की। उधार दर पिछले वित्तीय वर्ष के 12.25-12.50% से 50 आधार अंक बढ़ाकर 12.25-12.75% जमा दर एक वर्ष से अधिक परिपक्तता अवधि वाली 7.5-9.0% की गई। तथापि, अर्थव्यवस्था की वृद्धि दर को द्रुत बनाए रखने के लिए कुछ बैंकों ने फरवरी 2008 के महीने में मूल उधार दर और 20 लाख रुपये से कम के आप्रास ऋणों की ब्याज दर में कटौती की घोषणा की।

मुद्रास्फीति और मुद्रा आपूर्ति को नियंत्रित करने के लिए भारतीय रिज़र्व बैंक की कठोर मुद्रा नीति का ऋण वृद्धि दर पर असर हुआ जो वर्ष 2007-08 में 21.6% रही जब कि वर्ष 2006-07 में यह 28.1% रही थी। जमा वृद्धि दर भी नरम रहा। यल 2007-08 में 22.2% जबकि वर्ष 2006-07 में यह 23.8% रही थी।

विश्व की प्रमुख अर्थ व्यवस्थाओं मे मंदी के बावजूद चालू वर्ष में भारत की अर्थ व्यवस्था निवेश की अच्छी स्थिति के चलते निरंतर लगभग 8.5% की दर हो बढ़ेगी। सरकार और भारतीय रिज़र्व बैंक द्वारा मूल्य नियंत्रण के लिए किए गए अनेक वित्तीय और मौद्रिक उपायों के कारण मुद्राफीति के मार्च 2009 तक घटकर 5-5.5% के बीच आ जाने की संभावना है।

वित्तीय निष्पादन

लाभ

वर्ष 2006-07 के रु. 9,999.94 करोड़ की तुलना में वर्ष 2007-08 के दौरान बैंक का परिचालन लाभ रु. 13,107.55 करोड़ रहा और इस प्रकार इसमें 31.08% की वृद्धि हुई। वर्ष 2007-08 के दौरान बैंक का निवल लाभ 48.18% की दर से बढ़कर पिछले वर्ष के रु. 4,541.31 करोड़ की तुलना में रु. 6,729.12 करोड़ हो गया।

निवल ब्याज आय में 13.04% की वृद्धि हुई और अन्य आय में 28.52% की वृद्धि हुई। परिचालन व्ययों में 6.64% की बढ़ोत्तरी हुई।



31.03.08 की स्थिति के अनुसार परिसंपत्तियों का सम्मिश्रण
Composition of Assets as on 31.03.08
1%
6%
7%
2%
26%
58%
आर बी आइ में अतिशेष
Cash & Balance with RBI
बैंकों में अतिशेष और मांग तथा अल्पसूचना पर प्राप्य धन
Balance with banks & money at call & short notice
विनिधान
Investments
अग्रिम
Advance
अचल परिसंपत्तियाँ
Fixed Assets
अन्य परिसंपत्तियाँ
Other Assets

लाभांश

बैंक ने लाभांश बढ़ाकर 215% कर दिया।

निवल ब्याज आय

बैंक की निवल ब्याज आय में 13.04% की वृद्धि हुई और यह 2006-07 के रु. 15,058.20 करोड़ से बढ़कर वर्ष 2007-08 में 17,021.23 करोड़ हो गई। यह अग्रिमों पर ब्याज-आय में वृद्धि का परिणाम था। वर्ष 2007-08 के दौरान निवल ब्याज मार्जिन 3.07% के संतोषजनक स्तर पर रहा।

वैश्विक परिचालनों से वर्ष के दौरान सकल ब्याज आय रु. 37,242.33 करोड़ से बढ़कर रु. 48,950.31 करोड़ हो गई। ऐसा प्रमुखत: अग्रिमों पर उच्च ब्याज आय के कारण हुआ।

भारत में अग्रिमों पर ब्याज आय 2006-07 के रु. 22,872.66 करोड़ से बढ़कर वर्ष 2007-08 के दौरान रु. 32,162.68 करोड़ हो गयी। इसका कारण अग्रिमों की मात्रा में वृद्धि रही। इसके अतिरिक्त भारत में अग्रिमों पर प्रतिलाभ 2006-07 के 8.67% से बढ़कर 2007-08 के दौरान 9.90% हो गया। विदेशी कार्यालयों में ऋण-मात्रा में वृद्धि के कारण अग्रिमों की ब्याज आय में वृद्धि हुई।

औसत प्रतिलाभ में गिरावट के बावजूद भारत में राजकोषीय परिचालन से आय में 11.3% की वृद्धि हुई क्योंकि लगाए गए औसत संसाधनों की मात्रा अधिक थी। औसत प्रतिफल वर्ष 2006-07 के 6.99% से घटकर 2007-08 में 6.92% हो गया।

वैश्विक परिचालनों का कुल ब्याज व्यय 2006-07 के रु. 22,184.14 करोड़ से बढ़कर 2007-08 में रु. 31,929.08 करोड़ हो गया। भारत में जमा राशियों पर ब्याज-व्यय में 2007-08 के दौरान पिछले वर्ष की तुलना में 45.56% की वृद्धि हुई जबकि भारत में जमा राशियों के स्तर में 22.9% की वृद्धि हुई। इस कारण जमा राशियों की औसत लागत वर्ष 2006-07 के 4.69% से बढ़कर 2007-08 में 5.59% हो गई।

गैर-ब्याज आय

गैर ब्याज आय 2006-07 के रु. 6,725.26 करोड़ से बढ़कर रु. 8,694.93 करोड़ हो गई।

वर्ष के दौरान बैंक ने भारत और विदेश में अपने सहयोगी बैकों / अनुषंगियों और संयुक्त उद्यमों से लाभांश के रूप में रु. 197.41 करोड़ प्राप्त किए (पिछले वर्ष रु. 598.12 करोड़)।

परिचालन व्यय

स्टाफ लागत में 1.84% की मामूली कमी आई और यह 2006-07 के रु. 7,932.58 करोड़ से घटकर रु. 7,785.87 करोड़ हो गया। स्टाफ लागत में वेतन मद की रु. 575.00 करोड़ की बकाया राशि थी।

PLRs and deposit rates of major banks were hiked during the year. While lending rates rose to 12.25-12.75% from 12.25-12.50%, deposit rates (for more than one year maturity) rose to 8.25-9.0% from 7.5-9.0% in the previous financial year. However, in the month of February 2008, to keep up the growth momentum in the economy, some banks announced cuts in their PLR and interest rate on housing loans below Rs.20 lakh.

The tight monetary policy followed by RBI to control inflation and money supply had a moderating impact on credit growth, which increased by 21.6% in 2007-08 against 28.1% in 2006-07. Deposit growth also moderated to 22.2% in 2007-08 from 23.8% in 2006-07.

For the current year, despite slowdown in the major economies of the world, the Indian economy will continue to grow at 8-8.5% driven by investment. Due to a number of fiscal and monetary measures taken by the Government and RBI to put a check on prices, inflation is expected to come down to 5-5.5% by March 2009.

Financial Performance

Profit

The Operating Profit of the Bank for 2007-08 stood at Rs. 13,107.55 crore as compared to Rs.9,999.94 crore in 2006-07, registering a growth of 31.08%. The Bank has posted a Net Profit of Rs 6729.12 crore for 2007-08 as compared to Rs.4,541.31 crore in 2006-07, registering a growth of 48.18%.

While Net Interest Income recorded a growth of 13.04% and Other Income increased by 28.52%. Operating Expenses increased by 6.64%.

Dividend

The Bank has increased dividend to 215%.

Net Interest Income

The Net Interest Income of the Bank registered a growth of 13.04% from Rs.15,058.20 crore in 2006-07 to Rs. 17,021.23 crore in 2007-08. This was due to growth in interest income on advances. The Net Interest Margin was at a healthy 3.07% in 2007-08.

The gross interest income from global operations rose from Rs. 37,242.33 crore to Rs. 48,950.31 crore during the year. This was mainly due to higher interest income on advances.

Interest income on advances in India registered an increase from Rs.22,872.66 crore in 2006-07 to Rs 32,162.68 crore in 2007-08 due to higher volumes. Also average yield on domestic advances increased from 8.67% in 2006-07 to 9.90% in 2007-08. Interest income on advances at foreign offices also increased due to higher volumes.

Income from resources deployed in Treasury operations in India increased by 11.03% despite decline in average yield mainly due to higher average resources deployed. The average yield, which was 6.99% in 2006-07, declined to 6.92% in 2007-08.

Total interest expenses of global operations increased from Rs.22,184.14 crore in 2006-07 to Rs. 31,929.08 crore in 2007-08. Interest expenses on deposits in India during 2007-08 recorded an increase of 45.56% compared to the previous year, whereas the average level of deposits in India grew by 22.09%. This resulted in increase in the average cost of deposits from 4.69% in 2006-07 to 5.59% in 2007-08.

Non-Interest Income

Non-interest income stood at Rs.8,694.93 crore as against Rs.6,725.26 crore in 2006-07.

During the year, the Bank received an income of Rs. 197.41 crore (Rs.598.12 crore in the previous year) by way of dividends from Associate Banks/ subsidiaries and joint ventures in India and abroad.

Operating Expenses

There was marginal decline of 1.84% in the Staff Cost from Rs.7,932.58 crore in 2006-07 to Rs 7,785.87 crore in 2007-08. Staff Cost included an amount of Rs.575.00 crore towards Wage arrears.



ब्याज आय और ब्याज व्यय (रु. करोड़ में)
Interest Income and Interest Expenditure (Rs. in crore)
60000
50000
40000
30000
20000
10000
0
35980
20390
37242
22184
48950
31929
2005-06
2006-07
2007-08
ब्याज आय
Interest Income
ब्याज व्यय
Interest Expenditure

आय परिचालन व्ययों में भी 23.94% की वृद्धि हुई जिसका कारण भाड़े, करों, बिजली, बीमा, डाक, तार, टेलीफोन, मरम्मत और रखरखाव, लेखा परीक्षा शुल्क और विविध व्ययों मे वृद्धि था।

स्टाफ लागत और अन्य परिचालन व्ययों में 6.64% की वृद्धि दर्ज की गई।

प्रावधान और आकस्मिकताएं

वर्ष 2007-08 के दौरान किए गए प्रमुख प्रावधान निम्नानुसार हैं :

- विनिधानों पर मूल्य ह्रास के लिए रु. 88.68 करोड़ (राइट बैक) का प्रावधान किया गया। इसमें परिपक्वता के लिए रखे गए, श्रेणी के प्रीमियम का परिशोधन नहीं शामिल है। (2006-07 मे रु. 379.23 करोड़)।
- कर-प्रावधान के लिए रु. 3,823.50 करोड़। इसमें आस्थगित कर क्रेडिट का रु. 219.43 करोड़ नही शामिल है। (वर्ष 2006-07 में रु. 3,014.61 करोड़ - रु. 19.83 करोड़ के आस्थगित कर क्रेडिट को छोड़कर)।
- अनुषंगी लाभ कर के लिए रु. 105.00 करोड़ (वर्ष 2006-07 के लिए रु. 88.50 करोड़)।
- रु. 2,000.94 करोड़ (राइट बैक को छोड़कर) अनर्जक आस्तियों के लिए (वर्ष 2006-07 में रु. 1,429.50 करोड़)
- मानक आस्तियों के लिए रु. 566.97 करोड़ (वर्ष 2006-07 के दौरान रु. 589.19 करोड़)। इस वर्ष के प्रावधान को शामिल करके मानक आस्तियों पर कुल प्रावधान रु. 2,067.38 करोड़ हुआ।

आरक्षित निधियां एवं अधिशेष

- रु.4,839.07 करोड़ (वर्ष 2006-07 में रु.3,358.11 करोड़) की राशि सांविधिक आरक्षित निधियों में अंतरित की गई थी।
- रु.304.35 करोड़ (वर्ष 2006-07 में रु.321.15 करोड़) की राशि अन्य आरक्षित निधियों में अंतरित की गई थी।
- रु.62.18 करोड़ की राशि निवेश आरक्षित निधियों में अंतरित (2006-07 में शून्य) की गई थी।
- रु.4,075.64 करोड़ की राशि लेखा मानक -15 संशोधित - कर्मचारी हित लाभ के अनुपालन में संक्रमणकालीन देयता हेतु अन्य आरक्षित निधियों से आहरित की गई।

परिसंपत्तियां

बैंक की कुल परिसंपत्तियों में 27.35% की वृद्धि हुई और ये मार्च 2007 के अंत के रु.5,66,565.24 करोड़ से मार्च 2008 के अंत में रु.7,21,526.31 करोड़ हो गई। इस अवधि में ऋण संविभाग 23.55% बढ़कर रु.3,37,336.49 करोड़ से रु.4,16,768.19 करोड़ तथा निवेश 27.06% बढ़कर रु.1,49,148.88 करोड़ से रु.1,89,501.27 करोड़ हो गया। अधिकांश निवेश देशी बाजार में सरकारी एवं अन्य अनुमोदित प्रतिभूतियों में किया गया था। देशी अग्रिमों में बैंक का बाजार अंश मार्च 2008 को 15.28% था।

देयताएं

बैंक की कुल देयताएं (पूंजी एवं आरक्षितियों को छोड़कर) 25.64% की वृद्धि के साथ 31 मार्च 2007 के रु. 5,35,266.68 करोड़ से बढ़कर 31 मार्च 2008 को रु. 6,72,493.65 करोड़ हो गई। देयताओं में यह वृद्धि प्रमुख रूप से जमाराशियों एवं उधारियों में वृद्धि के कारण हुई। वैश्विक जमाराशियाँ 31 मार्च 2008 को रु. 5,37,403.94 करोड़ रहीं एवं 31 मार्च 2007 के स्तर की तुलना में इनमें 23.39% की वृद्धि हुई। जामारशियों में बैंक का बाजार हिस्सा मार्च 2008 की स्थिति के अनुसार 15.44% रहा।

तालिका - 1 प्रमुख निष्पादन संकेतक

	भारतीय स्टेट बैंक		एस बी आइ समूह	
संकेतक	**2007-08**	**2006-07**	**2007-08**	**2006-07**
औसत आस्तियों पर आय (%)	1.01	0.84	0.99	0.87
ईक्विटी पर आय (%)	17.82	14.24	17.93	15.08
आय की तुलना में व्यय (%) (कुल निवल आय की तुलना में परिचालन व्यय)	49.16	54.18	56.64	58.15
प्रति शेयर मूल अर्जन (रु)	126.62	86.10	168.61	120.66
प्रति शेयर न्यूनीकृत आय (रु)	126.50	86.10	168.45	120.66
पूंजी पर्याप्तता अनुपात (%) (बेसल I)	13.47	12.34	13.49	12.36
श्रेणी I	9.14	8.01	8.95	8.05
श्रेणी II	4.33	4.33	4.54	4.31
निवल अग्रिमों की तुलना में निवल अनर्जक आस्तियाँ	1.78	1.56	1.43	1.31

Other Operating Expenses have also registered an increase of 23.94% mainly due to increase in expenses on rent, taxes and lighting, insurance, postage, telegrams and telephones, repair and maintenance, audit fees and miscellaneous expenditure.

Operating Expenses, comprising both staff cost and other operating expenses, have registered an increase of 6.64%.

Provisions and Contingencies

Major amounts of provisions made in 2007-08 were as under:

- Rs. 88.68 crore (writeback) towards provision for depreciation on investments, excluding amortization of premium on 'Held to Maturity' category (as against Rs.379.23 crore in 2006-07).
- Rs.3,823.50 crore towards Provision for Tax, excluding deferred tax credit of Rs. 219.43 crore (as against Rs. 3,014.61 crore in 2006-07 excluding deferred tax credit of Rs. 19.83 crore).
- Rs. 105.00 crore towards Fringe Benefit Tax (as against 88.50 crore in 2006-07).
- Rs. 2,000.94 crore (net of write-back) for non-performing assets (as against Rs. 1,429.50 crore in 2006-07).
- Rs. 566.97 crore towards Standard Assets (as against Rs. 589.19 crore in 2006-07). Including the current year's provision, the total provision held on Standard Assets amounts to Rs. 2,069.38 crore.

Reserves and Surplus

- An amount of Rs.4,839.07 crore (as against Rs. 3,358.11 crore in 2006-07) was transferred to Statutory Reserves.
- An amount of Rs. 304.35 crore (as against Rs.321.15 crore in 2006-07) was transferred to Other Reserves.
- An amount of Rs. 62.18 crore was transferred to Investment Reserves. (Nil in 2006-07)
- An amount of Rs. 4,075.64 crore was withdrawn from Other Reserves towards transitional liability for complying with Accounting Standard - 15 (Revised) – "Employee Benefits"

Assets

The total assets of the Bank increased by 27.35% from Rs.5,66,565.24 crore at the end of March 2007 to Rs. 7,21,526.31 crore as at end March 2008. During the period, the loan portfolio increased by 23.55% from Rs.3,37,336.49 crore to Rs. 416,768.19 crore. Investments increased by 27.06% from Rs.1,49,148.88 crore to Rs 1,89,501.27 crore. A major portion of the investment was in the domestic market in government and other approved securities. The Bank's market shares in domestic advances was 15.28% as of March 2008.

Liabilities

The Bank's aggregate liabilities (excluding capital and reserves) rose by 25.64% from Rs. 5,35,266.68 crore on 31st March 2007 to Rs. 6,72,493.65 crore on 31st March 2008. The increase in liabilities was mainly contributed by increase in deposits and borrowings. The Global deposits stood at Rs.5,37,403.94 crore as on 31st March 2008, representing an increase of 23.39 % over the level on 31st March 2007. The Bank's market share in deposits was 15.44% as of March 2008.

Table : 1 Key Performance Indicators

Indicators	SBI		SBI Group	
	2007-08	2006-07	2007-08	2006-07
Return on Average Assets (%)	1.01	0.84	0.99	0.87
Return on Equity (%)	17.82	14.24	17.93	15.08
Expenses to Income (%)(Operating Expenses to Total Net Income)	49.16	54.18	56.64	58.15
Basic Earnings Per Share (Rs.)	126.62	86.10	168.61	120.66
Diluted Earnings Per Share (Rs.)	126.50	86.10	168.45	120.66
Capital Adequacy Ratio (%) (Basel I)	13.47	12.34	13.49	12.36
Tier I	9.14	8.01	8.95	8.05
Tier II	4.33	4.33	4.54	4.31
Net NPAs to Net Advances	1.78	1.56	1.43	1.31

निष्पादन के उल्लेखनीय तथ्य

क.	ग्लोबल मार्केट्स
ख.	थोक बैंकिंग समूह
ग.	मध्य कारपोरेट समूह
घ.	राष्ट्रीय बैंकिंग समूह
ड.	ग्रामीण व्यवसाय समूह
च.	कारपोरेट कार्यनीति एवं नव व्यवसाय
छ.	अंतर्राष्ट्रीय बैंकिंग समूह
ज.	सहयोगी और अनुषंगियाँ
झ.	आस्ति-गुणवत्ता
ञ.	सूचना-प्रौद्योगिकी

क. ग्लोबल मार्केट्स

क-1 अलग-अलग समय क्षेत्रों के विभिन्न बाजारों में अपनी समस्त राजकोषीय गतिविधियों जैसे फोरेक्स, ब्याज-दरों, बुलियन, ईक्विटी और वैकल्पिक आस्तियों को समेकित करने के अपने प्रयास के अनुसार बैंक ने अपने राजकोषीय परिचालनों को ग्लोबल मार्केट में पुनर्नामित किया है।

कारपोरेट केंद्र, मुंबई में, अत्याधुनिक सुविधाओं से युक्त डीलिंग रूम का उद्घाटन किया गया जो देश भर की सभी शाखाओं में ऑन-लाइन से जुड़ा हुआ है। इस डीलिंग रूम में उद्योग से संबंधित सभी सुविधाएं उपलब्ध हैं जिससे हमारे ग्राहकों को बाजार-निर्धारित फारेक्स दरों की जानकारी अविराम मिल जाती है।

वर्ष के दौरान 10 वर्ष आधार वाले प्रतिफलों में भारी उतार-चढ़ाव देखा गया। वर्ष के दौरान 8.38% के उच्च स्तर पर पहुँचा और



अन्य आय एवं परिचालन व्यय (रु. करोड़ में)
Other Income and Operating Expenditure (Rs. in crore)
14000
12000
10000
8000
6000
4000
2000
0
7435
11725
6765
11823
8695
12609
2005-06
2006-07
2007-08
अन्य आय Other Income
परिचालन व्यय Operating Expenditure

अंततः 31 मार्च 2008 को 7.94% के स्तर पर बंद हुआ। ऋण वृद्धि में आई आंशिक मंदी के कारण 31 मार्च 2007 की तुलना में देशी निवेश संविभाग में रु. 36,311.76 करोड़ की वृद्धि हुई। चलनिधि की स्थिति लगभग पूरे वर्ष संतोषजनक रही, जिससे बैंक को उच्च लागत वाली थोक जमा राशियों के स्तर को कम करने में सहायता मिली। उच्च ब्याज दरों की पृष्ठभूमि में बांड बाजार की स्थिति व्यापार के अनुकूल नहीं थी। वर्ष के दौरान पूंजी बाजार में आए उफान का लाभ उठाने के लिए बैंक ने अपनी व्यापार गतिविधियों को ईक्विटी और म्यूचुअल फंड संविभाग में विविधीकृत किया।

क.2 व्यापार करते समय निवल आय पोर्टफोलिओ से होने वाले लाभ पर उच्चतर ब्याज दरों के कारण दबाव बना रहा। वैश्विक बाजार से हुए लाभ में ईक्विटी एवं म्यूचुअल फंडो से सम्बन्धित व्यापार का प्रमुख योगदान रहा। ईक्विटी एवं म्यूचुअल फंड निवेश संविभाग से हुए व्यापारिक लाभ में 321% की वृद्धि हुई। निवेश संविभाग से हुई ब्याज आय में निरपेक्षस्तर पर वृद्धि हुई जिसका कारण समग्र नियत आय संविभाग में हुई वृद्धि थी जो रु.1,36,927.48 करोड़ से बढ़कर रु. 1,73,239.24 करोड़ रही। भारतीय रिजर्व बैंक द्वारा सी आर आर दर को वर्ष के दौरान चार चरणों में 6% से बढ़ाकर 7.50% करने तथा सीआरआर जमाराशियों पर ब्याज न देने के निर्णय के कारण राजकोषीय परिचालन की समग्र आय पर प्रतिकूल प्रभाव पड़ा। सीआरआर जमाराशियो पर सीआरआर पर शेष आय को घटाकर राजकोषीय परिचालन से औसत आय 6.45% से बढ़कर 7.35% हो गई।

नियत आय संविभाग पर ब्याज दर जोखिम को कम करने के लिए बैंक ने कई उपाय किए, जिनमें संविभाग की आवधिकता को कम करना तथा रु. 9,662 करोड़ की प्रतिभूतियों को "बिक्री के लिए उपलब्ध" श्रेणी से हटाकर "परिपक्वता के लिए रखी गई" श्रेणी में डालना शामिल है।

क.4 विदेशी मुद्रा के क्रय-विक्रय में पर्याप्त वृद्धि हुई और यह - रु. 7,67,889 करोड़ से बढ़कर रु. 11,74,029 करोड़ तक पहुँच गई इस प्रकार इस कारोबार से एक्सचेंज आय में वर्षानुवर्ष 59% की वृद्धि हुई और यह रु. 202.20 करोड़ से बढ़कर रु. 321.64 करोड़ हो गई।

ख. थोक बैंकिंग समूह

ख.1 थोक बैंकिंग समूह 3 कार्यनीतिक व्यवसाय इकाइयों से मिलकर बना है, जिनके नाम हैं - कारपोरेट लेखा समूह, परियोजना वित्त और लीजिंग एसबीयू और तनावग्रस्त आस्ति प्रबंधन समूह।

Performance Highlights

	Core Operations
A	Global Markets
B	Wholesale Banking Group
C	Mid Corporate Group
D	National Banking Group
E	Rural Business Group
F	Corporate Strategy & New Business
G	International Banking Group
H	Associates & Subsidiaries
I	Asset Quality
J	Information Technology

A. GLOBAL MARKETS

A.1 In keeping with its integrated approach to all treasury activities in various markets in different time zones i.e., Forex, Interest Rates, Bullion, Equity and Alternative Assets, the Bank redesignated its Treasury Operations into "Global Markets"

A new state-of-the-art Dealing Room with online connectivity to all active forex intensive Branches across the country was inaugurated at Corporate Centre in Mumbai with facilities matching the best in the industry. This facility ensures continuous availability of market determined forex rates to our customers.

The year witnessed volatility in 10-year base yields which moved upwards to 8.38% during the year and finally closed at 7.94% as on 31st March 2008. Marginal slow down in credit growth led to increase in overall Domestic investment portfolio by Rs.36311.76 crore over 31st March 2007. Liquidity position remained comfortable during most part of the year which helped the Bank to bring down high cost bulk deposits. In the backdrop of higher interest rate regime, Bond Market conditions were less conducive to trading opportunities. The Bank diversified its trading activity to Equity and Mutual Fund portfolio to encash the opportunities available through the buoyant capital markets during the year.

A.2 While trading profits from Fixed Income portfolio came under pressure because of higher interest rate regime, Global Market's profits were contributed primarily by trading in equity and mutual funds. Trading profits from equity and mutual funds portfolio has increased by 321%. Interest income from investment portfolio increased in absolute terms due to the increase in the overall Fixed Income portfolio from Rs.1,36,927.48 crore to Rs.1,73,239.24 crore. RBI's decision to increase CRR rate from 6.00% to 7.50% in four stages during the year and withdrawal of interest payable on CRR balances impacted overall income from Treasury operations. Average yield on treasury operations net of income on CRR balances increased from 6.45% to 7.35%.

A.3 The Bank contained the interest rate risk of the Fixed Income Portfolio through a combination of measures including reduction in the duration of the portfolio and shifting of securities with a book value of Rs.9,662 crore from Available for Sale portfolio to Held to Maturity portfolio.

A.4 Trading volumes in forex operations increased substantially from Rs.7,67,889 crore to Rs.11,74,029 crore thereby increasing the exchange income from these operations by 59 % Y-O-Y to Rs.321.64 crore from Rs.202.20 crore.

B. WHOLESALE BANKING GROUP

B.1 The Bank's Wholesale Banking Group consists of three Strategic Business Units viz., Corporate Accounts Group, Project Finance & Leasing SBU and Stressed Assets Management Group.



जेएसडब्ल्यू स्टील लि., कारपोरेट लेखासमूह, मुम्बई द्वारा वित्तपोषित.
JSW Steel Limited a unit financed by Corporate Accounts Group, Mumbai.

बैंक ने हाल ही में थोक बैंकिंग पहल का शुभारंभ किया है। इस पहल का उद्देश्य, स्टेट बैंक समूह के आपसी तालमेल का लाभ उठाकर बैंक के कारपोरेट ग्राहकों को उनकी समस्त बैंकिंग आवश्यकताओं के लिए "वन स्टाप शाप" सुविधा उपलब्ध कराना है। इस पहल का प्रयोजन, कारपोरेट ग्राहकों को सुसंगठित, ग्राहक अनुरूप, विशेषज्ञ बैंकिंग सेवा उपलब्ध कराना है ताकि ऐसे ग्राहकों के साथ बैंक-व्यवसाय का बाजार अंश बढ़ाया जा सके।

तालिका 2 - थोक बैंकिंग समूह - उल्लेखनीय तथ्य

(राशि करोड़ रुपए में)

विवरण	31.03.2007 को	31.03.2008 को	संवृद्धि %
जमा	6669	9823	47
अग्रिम	37989	46042	21

ख.2 कारपोरेट लेखा समूह - (सीएजी)

दिनांक 31.03.2008 को कारपोरेट लेखा समूह के ऋण संविभाग में बैंक के वाणिज्यिक और संस्थागत गैर खाद्य ऋण का लगभग 23% और कुल देशी ऋण का 12% शामिल था।

उठाए गए कदम:

- वर्ष के दौरान शुल्क आधारित सेवाओं पर विशेष रूप से ध्यान केंद्रित करने के कारण शुल्क आधारित आय में 62% की वृद्धि हुई।
- फोरेक्स व्यवसाय के क्षेत्र में कारपोरेट लेखा समूह की विकास यात्रा जारी रही जिसके कारण 79% की संवृद्धि दर्ज की गई और बैंक के कुल देशी फोरेक्स टर्नओवर में सीएजी का योगदान 49% रहा।
- बैंक का नकदी प्रबंधन उत्पाद (सीएमपी) "एसबीआइ फास्ट" - वसूली और भुगतान सेवाओं के साथ-साथ विभिन्न मूल्यवर्धित उत्पादों के माध्यम से कारपोरेट ग्राहकों का चलनिधि प्रबंधन करता है। इन उत्पादों में निम्न शामिल है : आटो स्वीप सुविधा, ग्राहक अनुरूप एमआइएस और समाधान, इसने समाधान सहयोग के साथ स्वचालित बल्क एनइएफटी, ईसीएस, आरटीजीएस भुगतान, सरकारी आयकर वापसी आदेशों (आइटीआरओ) का



भारती शिपयार्ड लि., आईएफबी मुम्बई द्वारा वित्तपोषित.
Bharti Sipyard Ltd., A unit financed by Industrial Branch, Mumbai.

केंद्रीकृत थोक प्रसंस्करण शुरू किया और इस उद्देश्य के लिए काल-सेंटर की स्थापना की गई। स्ट्रेट थ्रू प्रोसेसिंग के माध्यम से सीएमपी - ई - भुगतान और ई-वसूली जैसे ग्राहकोनुकूल नए क्षेत्रों में भी प्रवेश करने वाला है।

ख.3 परियोजना वित्त और लीजिंग एसबीयू

परियोजना वित्त एसबीयू आधारभूत क्षेत्रों, जैसे ऊर्जा, दूरसंचार, सड़कों, बंदरगाहों (पोर्ट), हवाई अड्डों, विशेष आर्थिक क्षेत्रों (एसईजेड) और अन्य मूल परियोजनाओं के वित्तपोषण पर ध्यान केंद्रित करता है। यह ऐसी गैर-संरचनात्मक परियोजनाओं को भी हाथ में लेता है, जिनकी परियोजना लागतों की निर्दिष्ट न्यूनतम सीमाएँ निर्धारित हैं। वर्ष के दौरान परियोजना ऋणों के समूहन और हामीदारी पर ध्यान केंद्रित किया गया। वर्ष 2007-08 के दौरान, परियोजना वित्त एसबीयू ने रु.92,558 करोड़ ऋण राशि की परियोजनाओं को हाथ में लिया और रु.20,195 करोड़ की संस्वीकृत प्राप्त की और अन्य बैंकों के साथ रु 54,951 करोड़ का ऋण समूहन किया।

अनुकूल वातावरण न होने और सस्ती लागत पर वित्तपोषण के अन्य विकल्पों की उपलब्धता को देखते हुए बैंक ने चालू वर्ष के दौरान भी लीज करार न करने का निर्णय किया। मार्च 2008 के अंत में "संवितरण" और पूँजीकरण "शून्य" तथा लाभ रु.8.81 करोड़ रहा।

ख 4. तनावग्रस्त आस्ति प्रबंधन समूह (एसएएमजी)

वर्ष 2007-08 के दौरान तनावग्रस्त आस्ति प्रबंधन समूह का निष्पादन नीचे तालिका में दिया हुआ है :

तालिका - 3 एसएएमजी - उल्लेखनीय तथ्य

(राशि करोड़ रुपए में)

1.	अनर्जक आस्तियों में नकदी वसूली	337
2.	मानक आस्तियों में कोटि उन्नयन	53
3.	बट्टे खाते में डालना	368
4.	अनर्जक आस्तियों में कुल कमी (1+2+3)	758
5.	बट्टे खाते डाले गए खातों में से वसूली	336

अलाभकारी आस्तियों के समाधान के लिए सतत प्रयास सुनिश्चित करने हेतु रु. 5 करोड़ और उससे अधिक बकाया वाली सभी अनर्जक आस्तियों के अधिग्रहण के लिए आरंभ में तनावग्रस्त आस्ति प्रबंधन समूह (एसएएमजी) का गठन किया गया। अब इसकी परिधि में रु.1.00 करोड़ और उससे अधिक राशि के ऋणों को शामिल कर दिया गया है

एसएमई और वैयक्तिक खंडों में रु.1.00 करोड़ और उससे अधिक राशि की अनर्जक आस्तियों के निपटान पर ध्यान केंद्रित करने के लिए पूरे देश में 92 तनावग्रस्त आस्ति समाधान केंद्रों की स्थापना की गई है। इनमें से बैंक के वसूली प्रयास को प्रोत्साहित करने हेतु 44 स्वतंत्र एसएआरसी को चरणबद्ध तरीके से एसएएमजी के अधीन लाया जा रहा है। इस वर्ष 9 एसएआरसी को एसएएमजी के नियंत्रण में पहले ही ला

The Bank has recently launched the "Wholesale Banking Initiative" to harness the SBI Group synergy for the benefit of the corporate customers by providing them with a 'One Stop Shop' facility for all their banking needs. The initiatives aim at providing comprehensive, customised and specialized banking solutions to the corporates thereby enhancing Bank's share of business with them.

Table : 2 WBG – Highlights

(Amount in Rs. crore)

Particulars	As on 31.03.2007	As on 31.03.2008	Growth %
Deposits	6669	9823	47
Advances	37989	46042	21

B.2 Corporate Accounts Group (CAG)

The loan portfolio of CAG constituted about 23% of the Bank's Commercial and Institutional non-food credit and 12% of the total domestic credit portfolio as on 31.03.2008.

Initiatives taken:-

- With focused initiatives on fee-based services, fee-based income registered an impressive 62% growth during the year.
- CAG continued on the growth trajectory in forex business registering a YOY growth of 79% and contributed 49% of the total domestic forex turnover of the Bank.
- SBI FAST, the Cash Management Product (CMP), in addition to offering collections and payments services, also facilitates the corporates' liquidity management by offering various value added products. These include auto sweep facility, customized MIS and reconciliation support, automated bulk NEFT, ECS and RTGS payments with reconciliation support etc. It has started processing of centralized payments in bulk (Income Tax Refund Orders) and has put in place a call centre for this purpose. CMP is well poised to enter new areas like customized e-payments and e-collections with Straight Through Processing.

B.3. Project Finance & Leasing SBU

The Project finance SBU focuses on funding core projects like power, telecom, roads, ports, airports, SEZ and others. It also handles non-infrastructure projects with certain ceilings on minimum project costs. During the year, the focus was on syndication and underwriting of project loans. Project Finance-SBU took up projects involving total debt of Rs. 92,558 crore and achieved sanctions of Rs. 20,195 crore, while it syndicated Rs. 54,951 crore with other banks during the year 07-08.

In view of the unfavourable climate and availability of alternative funding options at cheaper cost, the Bank decided not to write leases during the current year also. As at the end of March 2008, the disbursements and capitalization were "NIL" and profit amounted to Rs.8.81 crore.

B.4. Stressed Assets Management Group (SAMG)

The performance of SAMG during the year 2007-08 is given in Table No. 3 below.

Table : 3 SAMG – Highlights

(Amount in Rs. crore)

1	Cash Recovery in NPA	337
2	Upgradation to Standard Assets	53
3	Write Off	368
4	Gross reduction in NPAs (1+2+3)	758
5	Recovery in written off accounts	336

Stressed Assets Management Group (SAMG) was initially set up to take over all NPAs with outstanding of Rs. 5 crore and above for focused efforts in resolution of NPAs. The coverage has now been extended to Rs.1.00 crore and above across the country.

92 Stressed Assets Resolution Centres (SARCs) have been opened across the country for more focused resolution of NPAs with outstandings upto Rs.1 crore in SME and Personal segments. Out of these, 44 independent SARCs are being brought under SAMG in a phased manner to give further fillip to the Bank's recovery efforts. In this direction, 9 SARCs have already been brought under the control of SAMG during the year. The performance of SARCs is encouraging and we expect to make substantial progress in the Management of NPAs.



केपीआर मिल्स लि. कामर्शियल शाखा कोयम्बटूर द्वारा वित्तपोषित.

KPR Mills Ltd. Coimbatore a unit financed by Commercial Branch, Coimbatore.

दिया गया है। एसएआरसी का निष्पादन उत्साहवर्धक रहा है और अनर्जक आस्तियों के प्रबंधन में हम ठोस प्रगति की आशा करते हैं।

ग. मध्य कारपोरेट समूह

ग-1 संबंध प्रबंधन और द्रुत ऋण प्रक्रिया के माध्यम से मध्य कारपोरेट समूह, मध्य कारपोरेट इकाइयों के व्यवसाय को आकर्षित करने में अत्यधिक सफल रहा है। इस खंड को अतिरिक्त महत्व देने के उद्देश्य से, वर्ष के दौरान, मध्य कारपोरेट समूह के मुखिया के रूप में उप प्रबंध निदेशक एवं समूह कार्यपालक (मिड कारपोरेट) की स्वतंत्र पदभार के रूप में नियुक्ति की गई।

तालिका :4 मध्य कारपोरेट समूह : उल्लेखनीय तथ्य

(राशि करोड़ रुपए में)

विवरण	31.03.2007 को	31.03.2008 को	संवृद्धि %
अग्रिम (खाद्यान्न सहित)	68,446	76,338	11.5
अग्रिम (खाद्यान्न रहित)	60,138	73,874	23
आफसाइट अग्रिम	27,445	35,128	28
कुल अग्रिम (खाद्यान्न रहित)	87,583	1,09,002	24
जमा	10,011	11,648	16

- यह समूह बैंक के कुल गैर-खाद्यान्न अग्रिमों का 30% संभालता है तथा देश के विभिन्न भागों में स्थित अपने 8 क्षेत्रीय कार्यालयों के माध्यम से कार्य परिचालन करता है। अनुमान है कि देश के 38% मध्य कारपोरेट वर्ग को बैंक सेवा प्रदान कर रहा है। चालू वित्त वर्ष के दौरान समूह की सेवा परिधि के और विस्तृत होने की संभावना है।
- वर्ष के दौरान एमसीजी में 695 नए मध्य कारपोरेट ग्राहक जोड़े गए।
- 31 मार्च 2008 की स्थिति के अनुसार इस समूह का कुल ऋण संविभाग (निधि आधारित) रु.1,09,002 करोड़ था, जो देश के कई प्रमुख बैंकों द्वारा किए गए कुल व्यवसाय से अधिक है।
- अग्रिमों पर औसत प्रतिफल, मार्च 2007 के 8.76% के स्तर से बढ़कर मार्च 2008 में 9.73% हो गया।

किए गए प्रयास

- दो क्षेत्रीय कार्यालयों, मुंबई और चेन्नई में समूहन डेस्क स्थापित किए गए हैं, ताकि कार्यशील पूंजी ऋण सुविधाओं के समूहन के लिए उपलब्ध अवसरों का दोहन किया जा सके।
- चेन्नई और नई दिल्ली क्षेत्रों में परियोजना वित्तपोषण कक्षों की स्थापना की गई।
- आइपीओ/प्राइवेट ईक्विटी/ऋण समूहन/विदेशी मुद्रा ऋणों/विदेशी अभिग्रहणों/बाह्य वाणिज्यिक उधारों के रूप में मध्य कारपोरेट समूह ग्राहकों के लिए एसबीआइ कैप्स/विदेशी कार्यालयों के माध्यम से बड़ा व्यवसाय जुटाया गया।

नए उत्पाद

- निर्माण कंपनियों की ऋण आवश्यकताओं की पूर्ति के लिए निर्माण उपकरण ऋण नाम से एक नया उत्पाद प्रारंभ किया गया।

ग.2 स्वर्ण बैंकिंग

बहुमूल्य धातु विभाग नाम से एक अलग विभाग बैंक के कारपोरेट केंद्र में सृजित किया गया है जिससे कि स्वर्ण बैंकिंग व्यवसाय को बढ़ावा दिया जा सके।

बैंक द्वारा स्वर्ण सिक्कों की खुदरा बिक्री प्रारंभ गई है जो इस समय देश भर में 250 शाखाओं में उपलब्ध है। यह योजना वर्तमान वर्ष के दौरान चरणबद्ध रूप से 1000 शाखाओं में उपलब्ध कराई जाएगी।

धातु ऋणों और रत्नाभूषण निर्माताओं को स्वर्ण की थोक बिक्री के लिए 52 शाखाओं को अधिकृत किया गया है। इन शाखाओं की संख्या को बढ़ाकर 70 किया जा रहा है।

मंदिरों, ट्रस्टों जैसी संस्थाओं के लिए स्वर्ण जमा योजना फिर से शुरू की गई है।

घ. राष्ट्रीय बैंकिंग समूह

बैंक के राष्ट्रीय बैंकिंग समूह (एनबीजी) में 3 व्यवसाय समूह यथा वैयक्तिक बैंकिंग, लघु और मध्यम उद्यम (एसएमई) और सरकारी बैंकिंग शामिल हैं।

वर्ष के दौरान बैंक ने मील पत्थर हासिल कर तमिलनाडु के शिवगंगा जिले में पुदुवयाल में अपनी 10,000 वीं शाखा खोली जिसका उद्घाटन माननीय वित्त मंत्री श्री पी. चिदंबरम ने किया।

वर्ष के दौरान 965 शाखाएँ खोली गईं और मार्च 2008 के अंत तक बैंक के पास 10,186 शाखाओं का विशाल नेटवर्क है जो ग्राहकों को देश के कोने कोने में अपनी सेवाएँ प्रदान कर रहा है।

तालिका - 5 राष्ट्रीय बैंकिंग समूह - उल्लेखनीय तथ्य

(राशि करोड़ रुपए में)

विवरण	31.03.2007 को	31.03.2008 को	संवृद्धि %
जमाराशियाँ (अंतर बैंक को छोड़कर)	3,67,524	4,54,883	23.77
अग्रिम (खाद्य सहित किंतु अंतर बैंक को छोड़कर)	1,98,701	2,44,617	23.11
अग्रिम (खाद्य को छोड़कर)	1,95,531	2,43,068	24.31

C. MID-CORPORATE GROUP

C.1. The Mid-Corporate Group (MCG) has been immensely successful in attracting the business of Mid-Corporate units through relationship management and quicker credit processing. To give added focus to this segment during the year, a Dy. Managing Director & Group Executive (Mid-Corporates) was posted to independently head the operations of the Mid-Corporate Group.

Table : 4 MCG – Highlights

(Amount in Rs. crore)

Particulars	As on 31.03.2007	As on 31.03.2008	growth %
Advances (incl. food)	68,446	76,338	11.5
Advances (excl. food)	60,138	73,874	23
Offsite advances	27,445	35,128	28
Total advances (excl. food)	87,583	1,09,002	24
Deposits	10,011	11,648	16

- The Group handles about 30% of the total non-food advances of the Bank and operates through 8 Regional Offices situated across the country. It is estimated that 38% of the Mid-Corporate universe in the country is covered by the Bank. The coverage is expected to be extended to more centres during the current year.
- 695 new mid corporate clients were added to the MCG during the year.
- The total credit portfolio (fund based) of the Group stood at Rs 1,09,002 crore as on 31st March, 2008. This is more than the aggregate business handled by many of the top banks in the country.
- The average yield on advances went up from 8.76% in March 2007 to 9.73% in March 2008.

Initiatives Taken

- Syndication Desks have been created at two Regional Offices, Mumbai and Chennai, to tap the opportunities available for syndicating working capital facilities.
- Project Finance Cells have been set up in Chennai and New Delhi Regions.
- Substantial business in the form of IPOs/ Private Equity/Debt Syndication/Foreign Currency Loans/Overseas Acquisitions/External Commercial Borrowings has been arranged for MCG clients through SBICAPS/Foreign Offices.

New Products

- A new product, Construction Equipment Loan, to cater to Construction Companies has been launched.

C.2 Gold Banking

A separate Department, Precious Metals Department, has been created at the Bank's Corporate Centre for the purpose of boosting the Gold Banking business.

The Bank launched retail sale of gold coins which is now available at 250 branches across the country. The scheme would be extended to cover 1000 branches in a phased manner during the current year.

While 52 branches are authorized for metal loans and bulk sale of gold to jewellery manufacturers the number is being increased to 70.

Gold Deposit Scheme has been revived for institutions like temples, trusts, etc.

D. NATIONAL BANKING GROUP

The Bank's National Banking Group (NBG) consists of three Business Groups viz., Personal Banking, Small & Medium Enterprise (SME), and Government Banking.

During the year Bank achieved a milestone by opening its 10,000th Branch at Puduvayal, Sivaganga District in Tamil Nadu, which was inaugurated by Hon. Finance Minister Shri P. Chidambaram.

During the year, as many as 965 branches were opened, and at the end of March 2008 the Bank has a vast network of 10,186 branches to reach out to customers, even in the remotest parts of the country.

Table : 5 NBG – Highlights

(Amount in Rs. crore)

Particulars	As on 31.03.2007	As on 31.03.2008	% growth
Deposits (excluding inter bank)	3,67,524	4,54,883	23.77
Advances (including food but excluding inter bank)	1,98,701	2,44,617	23.11
Advances (excluding food)	1,95,531	2,43,068	24.31

घ.1 वैयक्तिक बैंकिंग व्यवसाय इकाई

वर्ष के दौरान वैयक्तिक बैंकिंग देशीय जमाराशियाँ रु.1,90,870 करोड़ से बढ़कर रु.2,36,645 करोड़ तक पहुंच गईं। इस प्रकार रु.45,775 करोड़ (23.98%) की वृद्धि परिलक्षित हुई जबकि पिछले वर्ष यह वृद्धि रु. 27,684 करोड़ थी।

वर्ष के दौरान वैयक्तिक बैंकिंग अग्रिम रु.73,590 करोड़ से बढ़कर रु.88,549 करोड़ तक पहुंच गई। इस प्रकार रु.14,959 करोड़ (20.33%) की वृद्धि परिलक्षित हुई जो विगत वर्ष रु. 12, 530 करोड़ दर्ज की गई थी।

दिनांक 31.12.2007 तक की स्थिति के अनुसार भारतीय स्टेट बैंक सार्वजनिक क्षेत्र के बैंकों और आवास वित्त कंपनियों के बीच वैयक्तिक आवास ऋण संवितरण के मामलों में इस वर्ष के अग्रणी नायक के रूप में सामने आया। लगातार दूसरे वर्ष बैंक को सर्वाधिक पसंदीदा आवास ऋण प्रदाता चुना गया और उसे 2007 का सीएनबीसी आवाज कंज्यूमर अवार्ड प्रदान किया गया। इसके अतिरिक्त-एजी निल्सन और कंपनी के साथ मिलकर सीएनबीसी टीवी 18 द्वारा किए गए एक सर्वेक्षण के अनुसार अपने बैंक को सर्वाधिक पसंदीदा बैंक का पुरस्कार प्राप्त हुआ। यह सर्वेक्षण 21 शहरों 13 कस्बों के 10,000 उत्तरदाताओं के बीच किया गया।

वर्ष के दौरान नए उत्पादों में गृह ऋणों के अंतर्गत एसबीआइ रिवर्स मॉर्टगेज लोन तथा एसबीआइ होम प्लस प्रारंभ किए गए। गृह ऋणों की चुकौती-अवधि बढ़ाकर अब 25 वर्ष कर दी गई है जिससे ऋणियों का चुकौती दायित्व पहले से कम हो जाएगा और आवेदन अब बैंक वेबसाइट के माध्यम से ऑनलाइन और कॉल सेंटर के माध्यम से स्वीकार किए जाते हैं।

इस वर्ष बैंक द्वारा 78.65 लाख नये बचत बैंक खाते खोले गए जबकि पिछले वर्ष 62.40 लाख खाते खोले गए थे।



एमटीएआर टेक्नोलोजीस लि., मध्य कारपोरेट समूह क्षेत्रीय कार्यालय हैदराबाद, बालनगर शाखा द्वारा वित्तपोषित.
MTAR Technologies Pvt. Ltd., Hyderabad a unit financed by Mid Corporate Group Reginal Office, Hyderabad at Balanagar Branch.

वाहन ऋण संविभाग में कुल मिलाकर रु.1,645 करोड़ की खासी वृद्धि हुई जो पिछले वर्ष की वृद्धि से 29.89% अधिक है।

एसबीआइ शिक्षा ऋणों में बाजार का नेतृत्व करता है। सरकारी क्षेत्र के बैंकों में इसका बाजार अंश 24% है। वर्ष के दौरान शिक्षा ऋणों में रु.1,112 करोड़ की वृद्धि हुई जो मार्च 2007 से 33.67% अधिक है।

आइआइएम/आइआइटी/एआइआइएमएस/मैनेजमेंट इंस्टीट्यूट जैसे 52 प्रमुख संस्थानों में दाखिला लेने वाले छात्रों को रियायती बाजार दरों और शर्तों पर एसबीआइ स्कॉलर लोन दिए गए।

शिक्षा ऋणों के लिए वेब आधारित पंजीकरण की माननीय वित्त मंत्री द्वारा 14 नवंबर 2007 को शुरूआत की गई तथा एसबीआइ स्कॉलर लोन के लिए सैद्धांतिक संस्वीकृति आन-लाइन प्रदान की जाती है।

घ.2 लघु और मध्यम उद्यम व्यवसाय इकाई (एसएमईबीयू)

लघु और मध्यम उद्यम व्यवसाय इकाई, लघु और मध्यम उद्यमों के वित्तपोषण में बैंक की अग्रणी स्थिति को बनाए रखने के लिए कई कार्यनीतियाँ कार्यान्वित कर रही है।

लघु और मध्यम उद्यम क्षेत्र के अग्रिम पिछले वर्ष के रु.58,674 करोड़ से बढ़कर 31.03.2008 को रु.76,329 करोड़ हो गए, इस प्रकार वर्षानुवर्ष 30% की वृद्धि दर्ज की गई।

लघु एवं मध्यम उद्यम व्यवसाय इकाई की जमाराशियाँ पिछले वर्ष के रु.1,23,054 करोड़ से बढ़कर मार्च 2008 के अंत तक रु.1,65,168 करोड़ हो गई, जो कि वर्ष के दौरान 34% वृद्धि है।

किए गए प्रयास

- कस्टमर रिलेशनशिप एक्जिक्यूटिव की बाजार से सीधी भर्ती की गई और उन्हें एसएमई शाखाओं के लिए संभावनाशील क्षेत्रों में मध्यम उद्यमों को सेवा प्रदान करने के लिए पदस्थ किया गया ।
- व्यापरियों के लिए विशेष अभियान चलाया गया, जिसके अंतर्गत 60,000 से अधिक व्यापरियों को ऋण संस्वीकृत किए गए।

घ.3 सरकारी व्यवसाय इकाई (जीबीयू)

सरकारी व्यवसाय से संबंधित निम्नलिखित कदम उठाए गए:

क. अप्रत्यक्ष करों के लिए (इजिएस्ट) उत्पाद और सेवा शुल्क में इलेक्ट्रॉनिक लेखाकरण प्रणाली का विस्तार पूरे देश में किया गया।

ख. केंद्रीय उत्पाद, सेवा-कर, सीमशुल्क, रेल-भाड़ा, ई-भुगतान की शुरूआत की गई

ग. केंद्रीयकृत पेंशन प्रक्रिया केंद्रो की स्थापना सभी स्थानीय प्रधान कार्यालयों में की गई। इन केंद्रों के अंतर्गत 5814 शाखाएँ आती हैं (18.80 लाख खाते)। बाकी शाखाओं को इस परिधि में क्रमिक रूप से लाया जाएगा।

D.1 Personal Banking Business Unit

During the year, Personal Banking domestic deposits have grown from Rs.1,90,870 crore to Rs.2,36,645 crore, showing a growth of Rs.45775 crore (23.98 %) as against Rs.27,684 crore during the previous year.

During the year, Personal Banking Advances have grown from Rs. 73,590 crore to Rs. 88,549 crore, showing a growth of Rs.14,959 crore (20.33%) as against Rs.12,530 crore during the previous year.

SBI emerged as a leader this year in terms of Individual Home Loan disbursements among SCBs & HFCs as on 31.12.2007. Bank was voted, for the second year in a row, as **The Most Preferred Housing Loan Provider** in CNBC AWAAZ Consumer Awards for 2007 along with the **Most Preferred Bank** Award in a survey conducted by CNBC TV 18 in association with AG Nielsen & Company covering more than 10,000 respondents across 21 cities and 13 small towns.

New Products introduced during the year were SBI Reverse Mortgage Loan and SBI Home Plus in the area of Home Loans. Repayment period for Home Loans has now been increased upto 25 years to facilitate lower repayment obligations and applications are now accepted online through Bank's website.

The Bank had opened 78.65 lac new Savings Bank Accounts during the year as against 62.40 lac previous year.

The Auto Loan portfolio has shown a healthy growth of Rs.1,645 crore in absolute terms, which is 29.89 % higher than last year's growth.

SBI is market leader in Education Loans and has a market share of 24% amongst PSU Banks. The growth in Education Loans during the year is Rs.1,112 crore which is 33.67% higher over March 2007.

SBI Scholar Loan is extended to the students joining 52 elite institutions like IIMs / IITs /AIIMS / Management Institutes etc. at concessional interest rates and terms.

Web based registration of applications for Education Loans was launched by Hon'ble Finance Minister on 14th November 2007. In principle sanctions are given online for SBI Scholar Loans.

D.2 SME Business Unit (SMEBU)

SME Business Unit is implementing multiple strategies to maintain Bank's premier position in SME financing.

Advances to SME sector increased to Rs.76,329 crore as on 31.03.2008 from Rs.58,674 crore of the previous year registering a Y-O-Y growth of 30%.

Deposits under SME sector increased to Rs.1,65,168 crore as at the end of March 2008 from Rs.1,23,054 crore of previous year, recording a growth of 34% during the year.

Initiatives taken

- Customer Relationship Executives have been recruited from the Market and placed in potential SME branches for serving effectively Medium Enterprises.
- Traders Bonanza campaign has been conducted and loans sanctioned to more than 60,000 traders.

D.3 Government Business Unit (GBU)

The following initiatives were taken in Government Business.

a) Electronic Accounting System in Excise and Service Tax (EASIEST) for indirect taxes was extended to the entire country.

b) E-Payment of Central Excise, Service Tax, Customs Duty, Rail Freight introduced.

c) Centralised Pension Processing Centres (CPPC) were established at all LHOs covering 5814 branches (18.80 lac accounts). Remaining branches will be covered in a phased manner.



भारतीय स्टेट बैंक द्वारा वित्तपोषित चाय बागान, कोलकाता.
Tea Plantation financed by State Bank of India, Kolkata Circle.

घ. राज्य सरकार के करों की आन-लाइन वसूली की साइबर ट्रेजरी सुविधा मध्य प्रदेश, छत्तीसगढ़, राजस्थान और गुजरात राज्य को भी मूल्य वर्धित कर / केंद्रीय बिक्री कर की वसूली के लिए प्रदान की गई। यह समाधान शीघ्र ही अन्य राज्य सरकारों को भी प्रस्तावित किया जाएगा।

ङ. ग्रामीण व्यवसाय समूह

वर्ष 2007-08 के दौरान बैंक के ग्रामीण व्यवसाय समूह जिसमें ग्रामीण और अर्ध शहरी शाखाएँ शामिल हैं, जो बैंक के शाखा नेटवर्क का लगभग 70% हैं, की जमाराशियों में 22.8% वृद्धि हुई और ये रु.29,807 करोड़ रहीं। अग्रिमों में 23.4% की वृद्धि हुई और ये रु.18,734 करोड़ रहे। पिछले वर्ष जमाराशियों में रु.16,367 करोड़ और अग्रिमों में रु.17,684 करोड़ की वृद्धि हुई थी। वर्ष के दौरान दिसंबर 2007 तक ग्रामीण और अर्ध शहरी शाखाओं का बाजार अंश जमाराशियों के मामले में 0.92% और अग्रिमों के मामले में 0.98% बढ़ा। बैंक की वर्तमान वर्ष की वृद्धि में दिसंबर 2007 तक जमाराशियों में 32.04% और अग्रिमों में 31.97% अंश रहा।

कृषि व्यवसाय

तालिका: 6 कृषि - उल्लेखनीय तथ्य

(रुपए करोड़ में)

विवरण	31.03.07 को	31.03.08 को	% वृद्धि
जमाराशियाँ	6,460	8,058	**25**
अग्रिम	33,857	42,806	**26**

भारतीय रिज़र्व बैंक द्वारा निर्धारित 18% के लक्ष्य को बैंक ने पहली बार पार किया और मार्च 2008 को समायोजित निवल बैंक ऋण (एएनबीसी) में इसके अग्रिम 18.37% रहे।

अपने कृषि व्यवसाय में तेजी लाने के लिए बैंक द्वारा जो लक्ष्य निर्धारित किए गए उनमें से महत्वपूर्ण निम्नानुसार हैं:

"गुणवत्ता के साथ वृद्धि"

संविदा कृषि और मूल्य शृंखला के वित्तपोषण को महत्व दिया गया। ट्रैक्टरों के वित्तपोषण के लिए विशेष स्कोरिंग मॉडल शुरू किया गया, जिससे अग्रिम की गुणवत्ता बढ़ाई जा सके।


परिसंपत्तियों पर आय
Return on Assets
(%)
1.1
1
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
आरओए RoA
0.89
0.84
1.01
2005-06
2006-07
2007-08
आरओए
RoA

बैंक द्वारा अपने कृषि व्यवसाय के विविधीकरण के लिए बागवानी, डेरी, मत्स्यपालन, खाद्य प्रसंस्करण और जैव प्रौद्योगिकी का समावेश करते हुए तीन वर्षीय राष्ट्रीय व्यवसाय योजना तैयार की गई।

"किसान का साथ"

बनाए रखने योग्य व्यवसाय की एक कार्यनीति के रूप में बैंक किसानों के साथ पर ध्यान केंद्रित कर रहा है। एसबीआइ का अपना गांव योजना के अंतर्गत व्यवसाय का एक बड़ा लक्ष्य संपूर्ण विकास और आर्थिक उद्धार के लिए गांव को गोद लेना रखा गया और अब तक 237 गांवों को गोद लिया जा चुका है।

वर्ष के दौरान बैंक द्वारा 2400 किसान क्लब प्रवर्तित किए गए हैं और 30,000 किसान बैठकें (ऋण और वसूली शिविर) आयोजित की गई।

लघु वित्त और वित्तीय भागीदारी

वितीय रूप से अलग थलग पड़े लोगों के लिए "एसबीआइ टाइनी स्मार्ट कार्ड" शुरू करना वित्तीय भागीदारी के क्षेत्र में बैंक का एक प्रमुख प्रयास रहा। इसे सरल शब्दों में एक बक्से में बैंक कहा जा सकता है। यह कार्ड पूरी तरह से सुरक्षित है क्योंकि यह ग्राहक की बायोमीट्रिक पहचान होने पर ही प्रयोग में लाया जा सकता है। मार्च 2008 के अंत तक दो लाख से अधिक एसबीआइ टाइनी स्मार्ट कार्ड जारी किए गए। स्मार्ट कार्ड परियोजना और प्रायोगिक आधार पर शुरू किए गए व्यवसाय प्रतिनिधि मॉडल सफल रहे और इन्हें देश भर में शुरू किया गया। व्यवसाय प्रतिनिधि मॉडल के साथ स्मार्ट कार्ड परियोजना का सफलतापूर्वक प्रयोग किया गया और देश भर में उसे शुरू किया गया। बैंक द्वारा इन्हें उत्तर-पूर्वी, पूर्वी और मध्य भाग के दूरस्थ क्षेत्रों के साथ साथ 10 हजार से अधिक बिना बैंक वाले गांवों में लागू किया गया। शून्य शेष खाता खोलने और मूलभूत बैंकिंग सेवाएं उपलब्ध कराने हेतु एस बी आई टाइनी कार्ड का उपयोग किया जाता है। आंध्र प्रदेश के 6 जिलों में सरकारी भुगतान सीधे लाभार्थियों को करने के लिए इस कार्ड का उपयोग किया जाता है। उदाहरण के लिए राष्ट्रीय ग्रामीण रोजगार गारंटी कार्यक्रम (एन आर ई जी पी) के अंतर्गत वेतन भुगतान और सामाजिक सुरक्षा पेंशन योजना (एसएसपी) के लिए किया जाता है। इस योजना को अन्य प्रदेशों में भी विस्तारित किया जा रहा है, क्योंकि अन्य राज्य सरकारों ने इस उद्देश्य से बैंक से संपर्क किया है।

स्वयं सहायता समूह

जब से स्वयं सहायता समूह- बैंक संबंध कार्यक्रम शुरू किया किया गया है, तभी से बैंक इसमें सबसे आगे है। वर्ष 2003 में बैंक द्वारा 1 लाख स्वयं सहायता समूहों के ऋणान्वयन का चुनौतीपूर्ण लक्ष्य रखा गया था, जिसे मार्च 2008 तक प्राप्त कर लिया गया। कुल मिलाकर बैंक द्वारा 10,18,481 स्वयं सहायता समूहों को ऋण प्रदान किया गया है, जिसमें अबतक बैंक द्वारा रु. 5,077.72 करोड़ ऋण का संवितरण किया गया। बैंक द्वारा स्वयं सहायता समूहों के लिए विलक्षण उत्पाद शुरू किया गया है जैसे एसएचजी क्रेडिट कार्ड/एसएचजी गोल्ड कार्ड/ एसएचजी के लिए आवास उत्पाद सहयोग निवास। स्वयं सहायता समूहों को ऋण प्रदान करने हेतु एनजीओ/एमएफआई को वित्त प्रदान करके बैंक द्वारा नई योजना शुरू की गई है। हमारा प्रथम बैंक है जिसमें माइक्रो

d) Cyber Treasury for online collection of State Government taxes has been extended to the State of Madhya Pradesh, Chhatisgarh, Rajastan and Gujarat for collection of VAT/CST and the solution is being offered to other State Governments shortly.

E. RURAL BUSINESS GROUP

During the year 2007-08, Rural Business Group of the Bank comprising rural and semi urban branches, accounting for about 70% of the branch network of the Bank grew by Rs.29,807 crore in deposit representing a growth of 22.8% and Rs.18,734 crore in advances representing a growth of 23.4%. This was against a growth of Rs.16,367 crore in deposit and Rs.17,684 crore in the advances in the previous year. Market share of Rural and Semi Urban branches during the year upto December 2007 has improved by 0.92% in deposit and 0.98% in advances. Bank's share in current year growth upto December 2007 was 32.04% in deposits and 31.97% in advances.

AGRI BUSINESS

Table : 6 Agriculture – Highlights

(Amount in Rs.crore)

Particulars	As on 31.03.07	As on 31.03.08	Growth %
Deposits	6,460	8,058	**25**
Advances	33,857	42,806	**26**

As against the benchmark of 18% set by RBI, the Bank for the first time crossed the benchmark and recorded its Agricultural Advances at 18.37% of Adjusted Net Bank Credit (ANBC) as at March 2008.

The following important themes have been adopted by the Bank to foster its Agricultural business:

"Growth with Quality"

Thrust is laid on contract farming and value chain financing. Special scoring model has been introduced for financing tractors which aims to improve the quality of the advance.

The Bank, in order to diversify its Agricultural business portfolio, prepared three year National Business Plan covering Horticulture, Dairy, Fisheries, Food processing and Biotechnology.

"Bonding with farmers"

As a sustainable business strategy, the Bank is focussing on **Bonding with Farmers.** Under the scheme of SBI Ka Apna Gaon, one of the broad business themes is adoption of villages for overall development and economic upliftment and so far 237 villages have been adopted.

2400 Farmers' Clubs were promoted and as many as 30,000 Farmers' meets (Credit and Recovery Camps) were organized by the Bank during the year.

Micro Finance and Financial Inclusion

A major initiative taken in the area of financial inclusion has been the introduction of SBI Tiny Smart Cards to the financially excluded. This, in simple terms can be defined as a Bank in a box. The Card is highly secured as it works on the bio-metric validation of the customer. More than two lacs SBI Tiny Smart Cards have been issued as at the end of March 2008. The Smart Card project together with the Business Correspondent model has been successfully piloted and rolled out nation-wide. The Bank has been able to cover more than 10 thousand unbanked villages, including far flung areas of North-Eastern, Eastern and Central parts of the country. SBI Tiny Cards are used for opening 'No Frills Accounts' and providing basic banking services. These cards are also used to route government payments direct to beneficiaries in 6 Districts of Andhra Pradesh for example, payment of wages under National Rural Employment Guarantee Programme (NREGP) and Social Security Pension scheme (SSP). The scheme is being extended to other States as various other State Governments have approached the Bank for the purpose.

Self Help Groups (SHGs)

The Bank is the market leader in SHG-Bank Credit Linkage Programme since its inception. In the year 2003, Bank had set a challenging target of credit linking 1 million SHGs by March 2008 which has been achieved. Cumulatively, the Bank has credit linked 10,18,481 SHGs and disbursed loan to the extent of Rs.5,077.72 crore so far. Bank has brought out unique products for SHGs, viz., SHG Credit Card/SHG Gold Card, Sahayog Niwas – a housing product for SHGs. Bank has also introduced a Scheme for financing NGOs / MFIs for on-lending to SHGs. We are the first bank to recruit officers from market exclusively for promoting micro finance. SBI has won awards for topping in SHG-Bank Credit Linkage in Orissa, Jharkhand, Maharashtra, Uttarakhand, Tamil Nadu and Uttar Pradesh. SBI has sponsored and financially supported NGO 'SAMANWITA' in collaboration with Government of Orissa.

फाइनेंस को बढ़ावा देने हेतु अधिकारियों की बाजार से सीधे भर्ती की गई। भारतीय स्टेट बैंक स्वयं सहायता समूहों को ऋण देने में उड़ीसा, झारखंड, महाराष्ट्र, उत्तराखंड, तमिलनाडु और उत्तर प्रदेश में शीर्ष पर रहा है और इसके लिए हमें पुरस्कार भी मिला है। उड़ीसा सरकार के सहयोग से एसबीआई द्वारा एनजीओ 'समन्विता' को प्रायोजित किया गया है एवं वित्तीय सहायता प्रदान की गई है।

ग्रामीण व्यवसाय कार्यनीति

ग्रामीण केंद्रीय प्रक्रिया केंद्र के माध्यम से पश्च प्रसंस्करण क्षमता से युक्त बहु संसाधन दल बनाकर बैंक के प्रयास से ग्रामीण व्यवसाय योजना तैयार की गई है। अग्र पंक्ति विपणन दल में शाखाओं के अलावा वैकल्पिक माध्यम जैसे विपणन और वसूली अधिकारी (ओएमआर) और बिजनेस फेसिलेटेटर/बिजनेस करेंसपांडेट सम्मिलित हैं।

एमआरटी चैनेल: ओएमआर केवल उच्च मूल्य कृषि खंड ऋण पर ही ध्यान नहीं देते, बल्कि सभी प्रकार की जमाराशियों, ऋणों और सभी खंडों में परस्पर विक्रय उत्पादों की व्यवस्था करते हैं। इस समय बैंक के पास 3 हजार से अधिक ओएमआर हैं और वर्ष 2008-09 में 3 हजार और ओएमआर की भर्ती करने की योजना है।

बिजनेस फेसिलिटेटर (बीएफ) / बिजनेस करेसपांडेंट (बीसी) चैनेल:

आरबीआई द्वारा दिए गए उदारीकरण का लाभ उठाते हुए बैंक इंडियन पोस्ट, आइटीसी लिमिटेड, दृष्टि फाउंडेशन और जीरो माइक्रोफाइनेंस एंड सेविंगस सपोर्ट फाउंडेशन जैसी विभिन्न राष्ट्रीय स्तर की इकाइयों के साथ गठजोड़ किया है।

भारतीय डाक बिजनेस करेसपांडेंट के रूप में इंडिया पोस्ट की सेवाएँ ली जा रही हैं। भारतीय डाक के साथ बिजनेस करेसपांडेंट गठजोड़ 6 राज्यों के विभिन्न 110 डाकघरों में इस समय उपलब्ध हैं। भारतीय डाक के साथ गठजोड़ को अन्य राज्यों में भी विस्तारित किया जाएगा। इसके अलावा बीसी और बीएफ क्षेत्रीय स्तर पर भी लगाया जा रहा है। बिजनेस करेस्पांडेंट के सहारे बैंक को ऐसे क्षेत्रों तक पहुँचने में मदद मिली है, जहाँ पहले या तो बैंकिंग सुविधा नहीं थी, या कम थी।

ग्रामीण केंद्रीय प्रसंस्करण केद्र

वैकल्पिक माध्यमों से बढ़ते व्यवसाय के कारण प्रसंस्करण की आवश्यकता को पूरा करने हेतु देशभर में 10 ग्रामीण केंद्रीय प्रसंस्करण केद्र खोले गए हैं और वर्ष 2008-09 तक 100 आरसीपी सी खोला जाना प्रस्तावित है।

ड.-2 क्षेत्रीय ग्रामीण बैंक (आरआरबी)

समामेलन पश्चात बैंक के पास 2351 शाखाओं के नेटवर्क सहित 16 क्षेत्रीय ग्रामीण बैंक हैं जो देशभर में 16 राज्यों के 115 जिलों में फैली हैं। बैंक द्वारा प्रायोजित क्षेत्रीय ग्रामीण बैंकों की 31 मार्च 2008 तक सकल जमाराशियां और अग्रिम क्रमशः रु. 13,573 करोड़ और रु. 7,856 करोड़ थे। मार्च 2007 में लाभ रु. 32.77 करोड़ था जो मार्च 2008 में बढ़कर रु. 115.68 करोड़ हो गया। वर्ष के दौरान धन प्रेषण उत्पाद-ग्रामीण भुगतान आदेश शुरू किया गया, ताकि सुदूर क्षेत्रों से धन प्रेषित करने में सुविधा हो और क्षेत्रीय ग्रामीण बैंकों की शुल्क आय में वृद्धि की जा सके। समामेलन पश्चात ऋण विनिमय योजना और गोदाम रसीद वित्तपोषण शुरू करके अपने उत्पादों को और व्यापक बनाया गया है।

ड.3. अनुसूचित जातियों/जनजातियों को दी गई ऋण सहायता

प्राथमिकता प्राप्त क्षेत्र के कुल रु.1,32,300 करोड़, के अग्रिम में से बैंक द्वारा अनुसूचित जातियों/ जनजातियों को रु.6,883 करोड़ की ऋण सुविधा दी गई।

तालिका : 7 अनुसूचित जातियों/जनजातियों के उधारकर्ताओं से की गई वसूली की स्थिति (योजनावार)

योजना	वसूली %
प्रधान मंत्री रोजगार योजना (पीएमआरवाइ)	31.85
स्वर्ण जयंती ग्राम स्वरोजगार योजना (एसजीएसवाइ)	35.57
स्वर्ण जयंती शहरी रोजगार योजना (एसजेएसआरवाइ)	36.25
सफाई कर्मचारी मुक्ति और पुनर्वास योजना (एसएलआरएस)	29.53
विभेदक ब्याज दर (डीआरआइ)	65.82

अल्पसंख्यकों के कल्याण के लिए प्रधानमंत्री का नया 15 सूत्री कार्यक्रम

सभी वाणिज्य बैंकों को सूचित किया गया है कि वे अल्पसंख्यक समुदायों (सिखों, मुसलमानों, ईसाईयों, पारसियों और बौद्धों) को बैंक ऋण का सुविधापूर्वक वितरण सुनिश्चित करें । भारत सरकार ने बैंकों को निदेश दिए हैं कि वे एक योजना की रूपरेखा तैयार करें जिसमें प्रत्येक राज्य के लिए एक निश्चित वार्षिक लक्ष्य दिया गया हो, ताकि अल्पसंख्यक समुदायों को वर्ष 2009-10 के अंत तक प्राथमिकता क्षेत्र के अंतर्गत 15% तक ऋण सुनिश्चित हो जाएँ। मार्च 2007 में अल्पसंख्यक बहुल जिलों की संख्या 44 थी, जो वित्तीय वर्ष 2007-08 में बढ़कर 121 तक पहुँच गई। चयनित जिलों में हम अल्पसंख्यक समुदायों को वर्तमान में इन जिलों के प्राथमिकता प्राप्त क्षेत्र अग्रिमों का 13.50% उपलब्ध करा रहे हैं।

The Rural Business Strategy

The Rural Business strategy drawn up by the Bank envisaged setting up a multi-pronged sourcing force, coupled with back-end processing capacity by way of Rural Central Processing Centres. The front end marketing force comprised, besides the branches, alternate channels like Officers Marketing & Recovery (OMR) and the Business Facilitators/ Business Correspondents.

MRT Channel: The OMRs not only source high value Agriculture segment loans, but also all types of deposits, loans and cross-selling products across all the segments. The Bank has more than 3000 OMRs and is planning to recruit additional 3000 OMRs during 2008-09.

Business Facilitators (BF)/ Business Correspondents (BC) Channel: Utilizing the liberalization permitted by RBI, the Bank has entered into various national level alliances with entities such as India Post, ITC Limited, Drishtee Foundation and Zero Microfinance And Savings Support Foundation.

INDIA POST has been engaged as a Business Correspondent (BC). The BC alliance with India Post is currently functioning in 110 post offices in six states. The India Post alliance is being extended to other states also. Besides, BCs and BFs are also being engaged at the regional levels. The BC model has enabled the Bank to reach hitherto unbanked and under banked areas.

Rural CPC

To meet the requirement of processing of the increased business flowing from the alternate channels, 10 Rural Central Processing Centres (RCPCs) have been set up across the country, which is proposed to be scaled upto 100 RCPCs in the year 2008-09.

E.2. Regional Rural Banks (RRBs)

Post amalgamation Bank has got 16 RRBs with a network of 2,351 branches spread over 115 districts and 16 states in the Country. The aggregate deposits and advances of the sponsored RRBs stood at Rs.13,573 crore and Rs.7,856 crore respectively as on 31st March 2008. The profit have jumped from Rs.32.77 crore as on March 2007 to Rs.115.68 as on March 2008. During the year, a remittance product - Gramin Pay Order (GOP) was introduced for facilitating remittances from remote areas to increase fee income in RRBs. Post amalgamation, RRBs have broad based their product profile by introducing Debt Swap Scheme, Ware House Receipt Financing.

E.3. Credit Assistance provided to Scheduled Castes and Scheduled Tribes

The credit assistance provided by the Bank to SCs and STs stands at Rs.6,883 crore out of total priority sector advance of Rs.1,32,300 crore.

Table No : 7 Recovery position of SC/ST borrowers (Scheme-wise) :

Scheme	Recovery %
Prime Minister's Rozgar Yojana (PMRY)	31.85
Swarnajayanti Gram Swarozgar Yojana (SGSY)	35.57
Swarnajayanti Shahari Rozgar Yojana (SJSRY)	36.25
Scheme for Liberation & Rehabilitation of Scavengers (SLRS)	29.53
Differential Rate of Interest (DRI)	65.82

Prime Minister's New 15 Point Programme for the Welfare of Minorities.

All commercial banks have been advised to ensure smooth flow of bank credit to minority communities (Sikhs, Muslims, Christians, Zoroastrians and Buddhists).The Government of India directed the banks to prepare a road map laying down specific State-wise annual targets over the next 3 years to ensure that Priority Sector lending to Minority Communities is raised to 15% by the end of 2009-10. The number of Minority concentration districts (MCDs) which were 44 in March 2007, has been enhanced to 121 in the financial year 2007-08. (our present lendings to Minority Communities in identified districts constitute 13.50% of the priority sector advances of these identified districts).



इमामी बायो-टेक लि., हल्दीया मध्य कारपोरेट समूह क्षेत्रीय कार्यालय, कोलकाता द्वारा वित्तपोषित.

Emami Bio-tech Ltd., Haldia a unit financed by Mid Corproate Group, Regional Office Kolkata.

वित्तीय वर्ष 2007-08 के दौरान हमारे बैंक ने अल्पसंख्यक बहुल क्षेत्रों में 256 नई शाखाएँ खोली हैं। इसके अलावा, नई शाखाएँ खोलने के लिए 140 केंद्रों का चयन किया गया है। अल्प संख्यक कक्ष से संबंधित कार्य का समन्वय करने के लिए हमारे सभी स्थानीय प्रधान कार्यालयों में नोडल अधिकारी नामित किए गए हैं। हमारे अग्रणी जिला प्रबंधकों को सूचित किया गया है कि वे अल्पसंख्यकों को ऋण-वितरण की प्रगति का मासिक अंतरालों पर मूल्यांकन करें और जहाँ निष्पादन कम हो वहाँ सुधारात्मक कदम उठाएँ।

अल्पसंख्यक बहुल चयनित जिलों में अल्पसंख्यक समुदायों को हमारी वित्तीय सहायता का ब्योरा निम्नानुसार है :

तालिका : 8 अल्पसंख्यकों को ऋण सहायता

(राशि करोड़ रुपये में)

अवधि	भारत सरकार द्वारा चयनित जिलों की संख्या	खातों की संख्या	राशि
मार्च 2006	44	5.93 लाख	1016
मार्च 2007	44	7.94 लाख	2106
मार्च 2008	121	9.88 लाख	3516

हमारे स्थानीय प्रधान कार्यालयों को सूचित किया गया है कि वे अल्पसंख्यकों में हमारी योजनाओं के बारे में जागरूकता विकसित करने के लिए विशेष प्रचार अभियान चलाएँ। बैंक के सभी सेवा क्षेत्र ग्रामों में अल्पसंख्यकों को वित्तीय सहायता के बारे में ग्राम स्तरीय बैठकों में जागरूकता विकसित की जा रही है। इसके अतिरिक्त दृश्य प्रचार द्वारा और पत्र पत्रिकाओं में भी इसका प्रचार किया जा रहा है। अल्पसंख्यक बहुल जिलों में हमारी शाखाओं द्वारा 28 प्रशिक्षण शिविर और मेले आयोजित किए गए जिनमें अल्पसंख्यक समुदायों के 1,87,153 सदस्यों ने सहभागिता की।

अल्पसंख्यकों की सहायता के लिए सूचना बैंक की वेबसाइट पर दी गई है। इस समय हम दो योजनाओं को लक्ष्य करके चल रहे हैं - एसबीआई टेलेंट अवार्ड योजना और अल्पसंख्यक बहुल जिलों में हमारी शाखाओं में बालिकाओं को गोद लेने की योजना।

च.कारपोरेट कार्यनीति एवं नये व्यवसाय

वित्तीय सेवा क्षेत्र में अपनी अग्रणी स्थिति बनाए रखने के लिए बैंक द्वारा संस्था स्तर पर अभिनव प्रयास और परिवर्तन किए जा रहें हैं। इस पृष्ठभूमि के तहत उभरते अवसरों को शीघ्र पहचानने और उनपर कार्रवाई करने हेतु बैंक द्वारा वर्ष 2006 में उप प्रबंध निदेशक (कारपोरेट कार्यनीति और नव व्यवसाय) का पद सृजित किया गया। पिछले डेढ़ वर्षो के दौरान बैंक द्वारा लेने के लिए नया व्यवसाय प्रयास शुरू किए गए।

च.1 पेंशन निधि व्यवसाय

पी एफ आर डी ए द्वारा भारत सरकार की नई पेंशन प्रणाली के तहत केंद्र व राज्य सरकार के कर्मचारियों की पेंशन निधि को प्रबंधित करने के लिए भारतीय स्टेट बैंक को पेंशन निधि प्रबंधक का प्रायोजक नियुक्त किया गया है। नई पेंशन प्रणाली के अंतर्गत पेंशन निधि के प्रबंधन हेतु एसबीआई पेंशन निधि प्राइवेट लिमिटेड नाम से एसबीआई की पूर्ण स्वामित्व वाली समनुषंगी शुरू की गई है। पेंशन निधि समूह में कंपनी को सवार्धिक (55%) शेयर आबंटित किया गया है।

च.2 वित्तीय योजना और परामर्शक सेवाएं :

वित्तीय योजना और परामर्शक सेवा पहल बैंक एवं अति समृध्द तथा उच्च मालियत वाले ग्राहकों के बीच विद्यमान संबंधों को गहरा बनाने तथा विभिन्न उत्पादों/उपायों के माध्यम से उनकी आस्तियों को प्रबंधित करने के लिए है। हमारे संपर्क अधिकारी ग्राहकों को उनकी सुरक्षा जरुरतों को पूरा करने कर-योजना, सेवानिवृत्ति और रीयल इस्टेट में निवेश योजना द्वारा विभिन्न वर्ग की आस्तियों में निवेश करने हेतु सलाह देंगे। भविष्य को ध्यान में रखकर मार्च 2009 तक संपत्ति प्रबंधन सेवा शुरू करने और मार्च 2012 तक निजी बैंकिंग शुरू करने की योजना है।

च.4 मोबाइल बैंकिंग :

मोबाइलों के प्रोद्भवन से आधारभूत बैंकिंग सेवाएं एवं कम मूल्यवाली ई-कॉमर्स सेवाएं प्रदान करने हेतु नए मार्ग प्रशस्त हुए हैं। व्यापक संभावनाओं एवं लागत प्रभावशीलता को ध्यान में रखते हुए बैंक ने मोबाइल फोन आधारित बैंकिंग सेवाएं प्रारंभ करने का निर्णय किया है। इस सेवा को वर्ष 2008-09 की प्रथम तिमाही की समाप्ति से पूर्व प्रारंभ करने की योजना है।

च.5 निजी ईक्विटी

बैंक ने एक नए प्रमुख व्यवसाय के रूप में विभिन्न क्षेत्रों में निजी ईक्विटी का निर्धारण किया है। भारतीय अर्थव्यवस्था विशेषकर प्रौद्योगिकी, फार्मा, हेल्थ केयर, स्थावर संपदा एवं इन्फ्रास्ट्रक्चर जैसे संवर्धनशील क्षेत्रों में तेजी से हो रहे विस्तार के फलस्वरूप ईक्विटी निधीयन जिससे सतत रूप से बेहतर प्रतिफल प्राप्त होता रहा है, के व्यापक सुअवसर उत्पन्न हुए हैं। बैंक, विभिन्न ईक्विटी फंडों का गठन करने की दृष्टि से पूर्ण तैयारी कर चुका है। विनियामक अनुमोदन प्रक्रिया एवं संयुक्त उपक्रम का गठन लागू किए जाने की प्रक्रिया में है तथा वित्तीय वर्ष की प्रथम छमाही के अंत तक कुछ फंड जारी कर दिए जाने की संभावना है।

च.6 अभिरक्षा सेवाएँ

देशी एवं विदेशी निवेशकों द्वारा किए जाने वाले प्रतिभूति लेनदेनों में हो रही वृद्धि के परिणामस्वरूप व्यापक अभिरक्षा सेवाएं प्रदान करने संबंधी

During the financial year 2007-08, our Bank has opened 256 new branches in the MCDs. Further, 140 centres have been identified for opening of new branches. Nodal officers have been designated for co-ordinating Minority cell related work at all our Local Head Offices. Our Lead District Managers have been advised to monitor the credit flow to Minorities at monthly intervals and take corrective steps wherever the performance is low.

Our financial assistance to Minority Communities in the identified Minority concentration districts is furnished hereunder:

Table No : 8 Credit Assistance to Minorities

(Amount in Rs. crore)

Period	No of districts identified by GOI	No.of A/cs	Amount
Mar. 2006	44	5.93 lacs	1016
Mar. 2007	44	7.94 lacs	2106
Mar. 2008	121	9.88 lacs	3516

Our Local Head Offices have been advised to have special publicity campaigns for creating awareness of our schemes to Minorities. Village level meetings are being conducted to create awareness of financial assistance to Minorities in all the service area villages of the bank apart from Visual and Print media. 28 Training Camps and Melas were arranged by our branches in MCDs wherein 1,87,153 members of minority communities participated.

Information on assistance to Minorities has been put up on our Bank's Website. We are now targeting two schemes- SBI Talent Awards' Scheme and Adoption of a Girl Child Scheme, at our branches in MCDs.

F. CORPORATE STRATEGY & NEW BUSINESSES

In order to maintain our premier position in the financial services arena the Bank has institutionalized innovation and change. Against this backdrop, and in order to quickly identify and respond to emerging opportunities the Bank created the position of Dy Managing Director (Corporate Strategy & New Businesses) in the year 2006. During the last one and a half year, various new business initiatives have been undertaken by the Bank, as under:

F.1. Pension Fund Business:

State Bank of India has been appointed as a sponsor of Pension Fund Manager (PFM) by PFRDA to manage the pension funds of Central and State Govt. employees under New Pension System (NPS) of Govt. of India. SBI Pension Funds Pvt. Ltd. has been incorporated as a wholly owned subsidiary of State Bank of India to manage the pension funds under NPS. The Company has been allocated the largest share (55%) in the pension fund corpus.

F.2. Financial Planning and Advisory Services (FP&AS):

Financial Planning and Advisory Services initiative is focused on deepening the existing relationship of the Bank with mass affluent and high-end customers and help them in managing their assets through a mix of products/strategies. Our relationship managers will advise the customers to meet their needs of protection, invest in various classes of assets through investment planning, tax planning, retirement and real estate plans. Going forward, we plan to commence wealth management services by March 2009 and further introduce private banking by March 2012.

F.4. Mobile Banking:

The proliferation of mobiles has led to the emergence of a new channel for the delivery of basic banking services and small value e-commerce services. Considering the immense potential and the cost effectiveness of delivery, the Bank has decided to introduce mobile telephone based banking services which we plan to commence before the end of the first quarter of 2008-09.

F.5. Private Equity:

The Bank has identified private equity in different areas as a key new business. The rapid expansion of Indian economy, especially in growth sectors like Technology, Pharma, Health Care, Realty and Infrastructure, has opened up large opportunities of equity funding which have continuously shown superior returns. The Bank is at an advanced stage of preparedness for setting up various equity funds. Regulatory approval processes and JV formation are under implementation and a few funds are expected to be floated by the end of first half of the financial year.



एएमआरआई हॉस्पिटल, कोलकाता कामर्शियल शाखा बालीगंज द्वारा वित्तपोषित.

AMRI Hospital, Kolkata a unit financed by Commercial Branch Ballygunge.

मांग में वृद्धि हुई है। तदनुरूप बैंक ने देशी अभिरक्षा के क्षेत्र में अपनी वर्तमान क्षमता को विस्तारित करने का निर्णय किया है एवं एक अग्रणी विश्वस्तरीय अभिरक्षक के सहयोग से एक नए व्यवसाय के रूप में इन सेवाओं को प्रदान करने का निर्णय किया है। संयुक्त उद्यम के गठन की प्रक्रिया अपने अंतिम चरण में पहुंच चुकी है। अभिरक्षा (स्थानीय एवं विदेशी संस्थागत) एवं निक्षेपागार सेवाओं के अतिरिक्त संयुक्त उपक्रम द्वारा संपूर्णत: एसटीपी एवं वेबयुक्त परिवेश में निधि प्रशासन एवं प्रतिभूति ऋणान्वयन एवं उधारी सेवाओं जैसी अन्य मूल्ययोजित सेवाएं प्रदान की जाएंगी।

च. 7 गैर-जीवन बीमा:

एसबीआइ लाइफ जहां एक ओर संरक्षण सेवाओं के अंतर्गत आंशिक सेवाएं प्रदान कर रहा है, वहीं साधारण बीमा उत्पादों को समाहित किए जाने के फलस्वरूप बीमा क्षेत्र से संबद्ध प्रदान की जाने वाली सेवाएं परिपूर्ण हो सकेंगी। परिणामत: हमारे व्यापक शाखा नेटवर्क के माध्यम से किए जाने वाले ग्राहक व्यवसाय में प्रचुर वृद्धि हो सकेगी एवं बैंक की छवि में और भी सुधार हो सकेगा। इस तथ्य को ध्यान में रखते हुए बैंक संयुक्त उद्यम के माध्यम से साधारण बीमा व्यवसाय से जुड़े शीर्षतम तीन प्रतिद्वंद्वियों में अपना स्थान सुनिश्चित करना चाहता है। यह आशा की जाती है कि संयुक्त उद्यम भागीदार का शीघ्र ही चयन कर लिया जाएगा एवं जून 08 को समाप्त हो रही तिमाही के दौरान समझौता ज्ञापन/नियत अनुबंध पर हस्ताक्षर कर लिए जाएंगे। इस प्रक्रिया के पश्चात बीमा विनियामक विकास प्राधिकरण एवं भा.रि.बैं से संपर्क किया जाएगा। यह आशा की जाती है कि वर्ष के अंत तक यह व्यवसाय प्रारंभ हो जाएगा।

च.8 वाणिज्यिक अभिग्रहण व्यवसाय

विभिन्न प्रकार के कार्डों के उपयोग में हो रही वृद्धि की दृष्टि से काफी व्यावसायिक संभावनाएँ उत्पन्न हुई हैं। हम अंतरराष्ट्रीय बेंचमार्कों के अनुरूप सर्वोत्तम कार्य़प्रणालियों एवं सेवाओं का प्रयोग करते हुए एक संयुक्त उद्यम अनुषंगी के माध्यम से वाणिज्यिक अभिग्रहण व्यवसाय में उतरने की प्रक्रिया में है। आशा की जाती है कि आगामी कुछ वर्षों के दौरान इस व्यवसाय में महत्वपूर्ण वृद्धि होगी। बाजार में उक्त संयुक्त उद्यम की अग्रणी स्थिति होगी।

छ. अंतरराष्ट्रीय बैंकिंग समूह

विदेशी कार्यालयों का परिचालन

दिनांक 31.03.2008 को बैंक के 84 विदेशी कार्यालय थे, जो 32 देशों और सभी समय क्षेत्रों में फैले हुए हैं।

बैंक के विदेशी परिचालनों से निवल लाभ में (50% से अधिक की शेयरधारिता वाली अनुषंगियों एवं संयुक्त उद्यमों सहित) वित्तीय वर्ष के दौरान 84% वृद्धि हुई जो मुख्यतया निवल ग्राहक क्रेडिट में 48% की उल्लेखनीय वृद्धि के कारण हुई।

संसाधन प्रबंधन

ग्लोबल मार्केट में कठिन तरलता की स्थिति जो यूएस सब प्राइम मार्टगेज के कारण पैदा हुई के बावजूद संवृद्धि दर्ज करने में बैंक सफल रहा है। ऐसा प्रारंभिक जमा संग्रहण को महत्व दिए जाने के कारण हुआ जो उतार-चढ़ाव की इस अवधि में अच्छी कही जा सकती है।

अस्थिर एवं चुनौतीपूर्ण वैश्विक बाजार के बावजूद, बैंक नें सफलतापूर्वक मलेशिया के रिंगिट मूल्य वर्ग के बांड बाजार में प्रवेश किया । यह किसी भारतीय उधारकर्ता द्वारा मलेशिया के बाजार में पहला एमवाईआर इश्यू था।

अनिवासी भारतीय व्यवसाय

बैंक के विदेशी कार्यालयों के माध्यम से अनिवासी भारतीयों द्वारा धन प्रेषण में पिछले वर्ष की तुलना में 160% की वृद्धि हुई। वर्ष के दौरान आनलाइन यूएसडी और जीबीडी प्रेषण उत्पाद दोगुना हो गया। देश की चुनिंदा शाखाओं से एसबीआइ नेपाल एक्सप्रेस प्रेषण शुरू किया गया जिससे नेपाल को तेजीसे धनप्रेषण किया जा सके।

मार्च 07 में शुरू की गई त्वरित अंतरण धनप्रेषण सुविधा को 18 देशों के 51 विदेशी कार्यालयों में विस्तारित किया गया । इंटरनेट युक्त तत्काल अंतरण नेपाल और बहरीन कार्यालयों में शुरू किया गया जो जल्द ही अन्य देशों में शुरू किया जाएगा।

मध्य पूर्व में बैंक की पहुंच बढ़ाने तथा धनप्रेषण व्यवसाय बढ़ाने के लिए ओमान और यूएई में दो एक्सचेंज कंपनियों से किए गए गठजोड़ को क्रियाशील किया गया। इसके अलावा, सउदी-अरब से धनप्रेषण के लिए अरब नेशनल बैंक के साथ वर्ष 2007-2008 मे गठजोड़ किया गया।

समुद्रपारीय विस्तार

भारतीय स्टेट बैंक को भारत का पहला बैंक बनने का गौरव प्राप्त हुआ जिसे मानिटरी अथॉरिटी आफ सिंगापुर से अर्हताप्राप्त पूर्ण बैंक का लाइसेंस प्राप्त हुआ। यह लाइसेंस किसी विदेशी बैंक को सिंगापुर में 25 शाखाएँ खोलने की अनुमति प्रदान करता है। वर्ष 2007-08 के दौरान भारतीय स्टेट बैंक को न्यूयार्क, यूएसए और माले में और एक-एक शाखा खोलने के लिए स्थानीय विनियामकों से अनुमोदन प्राप्त हुआ। इसके अलावा वर्ष 2007-08 में बैंक को सउदी अरब के जिद्दा में शाखा खोलने की प्रक्रिया शुरू हो गई।

देशीय परिचालन

निर्यात ऋण

बैंक के निर्यात ऋण रू. 26,531 करोड़ हो गए जो पिछले वर्ष से 21% अधिक हैं।

F.6. Custodial Services:

With increasing securities transactions originating from domestic and foreign investors, there is an excellent demand for providing full range of custodial services. Accordingly, the bank has decided to expand its present capabilities in the domestic custody and offer these services as a new business in collaboration with a leading global custodian. The process of forming the Joint Venture is at an advanced stage. In addition to Custody (local and foreign institutional) & Depository services the JV would provide other value added services like Fund administration and securities lending and borrowing services on a full-fledged Straight Through Processes (STP) and web enabled environment.

F.7. Non- Life Insurance:

While SBI LIfe is meeting a part of the requirements under Protection Services, the insurance offering bouquet will be complete with the inclusion of General Insurance products, greatly enhancing the customer value proposition at our vast branch network and enhancing the brand value of the Bank. With this end in view the Bank has decided to enter General Insurance Business through the joint venture route. The Bank aspires to be amongst the top 3 players in the General Insurance space within a period of 10 years. It is expected that the JV partner will be identified shortly and MOU/ Definitive Agreement(s) will be signed during the quarter ending June '08. After this process, Insurance Regulators (IRDA) and RBI will be approached for seeking regulatory clearances. We anticipate the start of the business by the year end.

F.8. Merchant Acquisition Business:

The increase in usage of cards of various kinds provides huge opportunities. We are in the process of entering merchant acquisition services through a Joint Venture subsidiary in order to bring in the best practices and services at par with international benchmarks. We expect this business to grow substantially over the next few years and achieve market leadership position.

G. INTERNATIONAL BANKING GROUP

Operations of Foreign Offices

As on 31.03.2008, the Bank had a network of 84 overseas offices spread over 32 countries covering all time zones.

Net Profit from Bank's overseas operations (including subsidiaries and joint ventures with more than 50% shareholding) registered a growth of 84% during the fiscal year mainly driven by significant growth of 48% in Net Customer Credit.

Resource Management

The bank was able to manage growth despite tight liquidity position in the global markets due to issues arising out of the US sub-prime mortgage crisis. This was because the core focus area remained on primary deposit mobilisation which stood in good stead in this period of extreme volatility.

Despite volatile and challenging global market conditions, the Bank successfully entered the Malaysian Ringgit denominated bond market. This represented first ever MYR bond issue by an Indian borrower in the Malaysian market.

NRI Business

NRI remittances business routed through Bank's foreign offices during the year registered a growth of more than 160%. The online USD and GBP remittance products more than doubled in the year. SBI-Nepal Express Remit has been launched from select Indian branches for enabling speed remittances to Nepal.

Instant Transfer remittance facility, launched in Mar 07, was extended to 51 foreign offices in 18 countries. Internet enabled Instant Transfer was launched from Nepal and Bahrain offices; this product will be extended to other countries shortly.

Tie ups with two exchange companies in Oman and UAE in addition to the existing ten were operationalised to expand the Bank's outreach in the Middle East and boost remittance business. A tie up with Arab National Bank for remittances from Saudi Arabia was entered into in 2007-08.

Overseas Expansion

SBI became the first Indian bank to receive approval from Monetary Authority of Singapore for Qualifying Full Bank licence, which enables a foreign bank to open up to 25 offices/branches in Singapore. During the year 2007-08, SBI received approval from local regulators to open one more branch each in New York, USA and Male. Besides, process of opening of a branch at Jeddah, Saudi Arabia was initiated in 2007-08.

Domestic Operations

Export Credit

The Bank's outstanding export credit stood at Rs.26,531 crore, thereby registering a growth of more than 21% over previous year.

परियोजना निर्यात वित्तपोषण

भारतीय स्टेट बैंक की परियोजना निर्यात कार्यकलाप के वित्तपोषण में सक्रिय भागीदारी रही है। बैंक टर्न की / लिखित निर्माण निष्पादन तथा लेखा निर्यातों के साथ लाभ अस्थगित भुगतान आधार पर इंजीनियरिंग के सामान के निर्यात से संबद्ध रहा।

अप्रैल 2007 से मार्च 2008 की अवधि के दौरान बैंक ने 31 परियोजना निर्यात प्रस्तावों के लिए 13 देशों में सहायता प्रदान की जिसकी कुल राशि रू. 13,489 करोड़ थी। मार्च 2008 के अंत में बैंक के कुल ऋण रू. 993 करोड़ के थे।

मर्चेंट बैंकिंग

बैंक ने समूह विदेशी मुद्रा ऋणों के क्षेत्र में अपनी गतिविधियों को और तेज किया और अप्रैल 2007 से मार्च 2008 की अवधि में 27, 575 मिलियन अमेरिकी डालर के कारपोरेट समूह ऋण सौदों में हिस्सा लिया। इसके अतिरिक्त 933 मिलियन अमेरिकी डालर की विभिन्न द्विपक्षीय सुविधाएं प्रदान की, बैंक ने 22,561 मिलियन अमेरिकी डालर के बिलों और अभिग्रहण के 31 प्रस्तावों में अंशग्रहण किया जिसमें बैंक की सहभागित्ता 3,038 मिलियन अमेरिकी डालर थी जबकि पिछले वर्ष बैंक ने 5375 मिलियन अमेरिकी डालर के 13 सौदों में अंशग्रहण किया जिसमें बैंक की सहभागिता 1,073 मिलियन अमेरिकी डालर थी।

आइ एफ आर एशिया द्वारा सामूहिक ऋणों हेतु मैनडेटेड ऐरेंजर/बुक रनर लीग तालिका में बैंक को एशिया पेसिफिक (जापान और ऑस्ट्रेलिया को छोड़कर) क्षेत्र में प्रथम स्थान प्रदान किया गया।

वैश्विक संपर्क सेवाएं (जीएलएस) कार्यकलाप

बैंक की वैश्विक संपर्क सेवाएं निर्यात भुगतान अन्य विदेशी वसूलियों एवं आवक धनप्रेषणों को सरल बनाता है जिससे विदेशी मुद्रा परिचालन में बैंक की लाभप्रदता बढ़ती है। वित्तीय वर्ष 2007-08 के दौरान जीएलएस ने बैंक की देशी शाखाओं की ओर से 153715 निर्यात बिलों और 232468 विदेशी मुद्रा विनिमय का कुल 19.55 बिलियन अमेरिकी डालर का व्यवसाय किया जबकि विगत वर्ष यह व्यवसाय 13.30 बिलियन अमेरिकी डालर दर्ज किया गया था। इसके अतिरिक्त आवक प्रेषण सुविधा के अंतर्गत जीएलएस ने कुल 764341 लेनदेनों के माध्यम से कुल 914.84 मिलियन अमेरिकी डालर का व्यवसाय किया।



पूंजी पर्याप्तता अनुपात
Capital Adequacy Ratio
16
14
12
10
8
6
4
2
0
11.88
2.52
9.36
12.34
4.33
8.01
13.47
4.33
9.14
30-03-06
31-03-07
31-03-08
श्रेणी Tier-I
श्रेणी Tier-II

संपर्की संबंध

बैंक के विशाल ग्राहक आधार की जरूरतें पूरी करने और अंतरराष्ट्रीय बैंकिंग क्षेत्र में हमारे विदेश स्थित कार्यालयों के प्रयासों के लिए सहायता देने हेतु बैंक के पास 523 प्रतिष्ठित करेस्पांडेंट बैंकों का नेटवर्क है जो कि 124 देशों में फैले हुए हैं। बैंक ने स्विफ्ट के लिए लगभग 1100 द्विपक्षीय प्रमुख विनिमय व्यवस्थाएं भी शामिल की हैं जिसके जरिए व्यापार, धनप्रेषण आदि से संबंधित वित्तीय संदेशों के बेतार आदान प्रदान में सुविधा हुई है।

देश जोखिम एवं बैंक ऋण जोखिम

भारतीय रिजर्व बैंक के दिशा निर्देशों के अनुरूप देश जोखिम प्रबंधन नीति बनाई गई। संबंधित ऋण सीमाओं का निर्धारण करने के लिए देश-वार एवं बैंक-वार विस्तृत जोखिम विश्लेषण किया जाता है। देश एवं बैंक ऋण जोखिम सीमाओं (उत्पाद वार) दोनों की ही नियमित आधार पर निगरानी की जाती है।

सहयोगी और अनुषंगियाँ

ज.1 स्टेट बैंक समूह अपने सात सहयोगी बैंकों की 4932 शाखाओं सहित 15118 शाखाओं के नेटवर्क के साथ भारत के बैंकिंग उद्योग का मुख्य हिस्सा है। बैंकिंग के अलावा यह समूह अपनी विभिन्न अनुषंगियों के माध्यम से सभी प्रकार की वित्तीय सेवाएँ प्रदान करता है जिनमें जीवन बीमा, मर्चेंट बैंकिंग, म्यूचुअल फंड, क्रेडिट कार्ड, फैक्टरिंग, प्रतिभूति क्रय-विक्रय तथा मुद्रा बाजार में प्राथमिक विक्रेता सेवाएं शामिल हैं।

ज.2 सहयोगी बैंक

मार्च 2008 में बैंक के सात सहयोगी बैंकों का बाजार अंश जमाराशियों में 7.29% एवं अग्रिमों में 7.44% था।

तालिका : 9 सहयोगी बैंकों के निष्पादन के उल्लेखनीय तथ्य

	31.03.2008 की स्थिती के अनुसार	वृद्धि (%)
कुल अस्तियाँ	289642	21.07
कुल जमाराशियाँ	234167	19.07
कुल अग्रिम	178375	21.64
परिचालन लाभ	4336	1.03
निवल लाभ	2277	12.11

Project Export Finance

State Bank of India is an active participant in financing project export activities involving bidding and execution of turnkey / civil construction contracts and export of engineering goods on deferred payment basis, as also service exports.

During the period April 2007 to March 2008, the Bank supported 31 project export proposals with contract value aggregating Rs.13,489 crore, in 13 countries. Bank's aggregate exposure as at the end of March 2008 was Rs.993 crore.

Merchant Banking

The Bank further intensified its thrust in the area of syndicated foreign currency loans and participated in corporate syndicated loan deals amounting to USD 27,575 million during April 2007 to March 2008, besides extending several bilateral facilities aggregating US$ 933 million. Bank has participated to the extent of US $ 3,038 million in 31 Merger and Acquisition deals aggregating US $ 22,561 million in 2007-08 as against participation to the extent of US $ 1,073 million in 13 deals aggregating US $ 5,375 million during the previous year.

The Bank was ranked No. 1 in the Asia Pacific (excluding Japan and Australia) in the mandated arranger/book runner league table for syndicated loans by IFR Asia.

Global Link Services Activities (GLS)

GLS of the Bank facilitates export payments, other overseas collections and inward remittances, thereby improving the profitability of the Bank's foreign exchange operations. During the fiscal year 2007-08, GLS, on behalf of domestic branches of the Bank, handled 153715 export bills and 232468 foreign currency checks aggregating USD 19.55 billion during the year against USD 13.30 billion in the previous year. In addition, GLS handled 764,341 transactions amounting to USD 914.84 million under inward remittance facility.

Correspondent Relations

To cater to the needs of a large customer base of the Bank and also to supplement the efforts of our foreign offices in the area of international banking, the Bank has developed a network of correspondent banks numbering 523, consisting of reputed international banks spread over 124 countries. The Bank also has about 1100 Bilateral Key Exchange (BKE) arrangements for SWIFT, which facilitates a seamless flow of financial messages covering trade, remittances, etc.

Country Risk & Bank Exposures

Country risk management policy was formulated in line with the RBI guidelines. Detailed country-wise and bank-wise risk analysis is undertaken to arrive at respective exposure limits. Both country and bank exposure limits (product wise) are being monitored on a regular basis.

H. ASSOCIATES AND SUBSIDIARIES

H.1 The State Bank Group with a network of 15118 branches including 4932 branches of its seven Associate Banks dominates the banking industry in India. In addition to banking, the Group, through its various subsidiaries, provides a whole range of financial services, which include Life Insurance, Merchant Banking, Mutual Funds, Credit Card, Factoring, Security trading and primary dealership in the Money Market.

H.2 Associate Banks

SBI's seven Associate Banks had a market share of 7.29% in deposits and 7.44% in advances in March 2008.

Table : 9 Performance Highlights of Associate Banks (ABs)

	As on 31.03.2008	Growth (%)
Agg. Assets	289642	21.07
Agg. Deposit	234167	19.07
Agg. Advances	178375	21.64
Operating profit	4336	1.03
Net profit	2277	12.11

	31.03.2007 की स्थिति के अनुसार वृद्धि	31.03.2008 की स्थिति के अनुसार वृद्धि
ऋण जमा अनुपात	74.57	76.17
पूंजी पर्याप्तता अनुपात	12.22	12.50
सकल एनपीए	1.83	1.48
निवल एनपीए	0.76	0.61
इक्विटी पर आय	17.71	18.50

ज.3 एसबीआइ कॉमर्शियल एंड इंटरनेशनल बैंक लिमिटेड (एसबीआइसीआइ)

मार्च 2008 के अंत में एसबीआइसीआइ की कुल जमाराशियाँ एवं अग्रिम क्रमश: रु.446.07 करोड़ तथा रु.363.75 करोड़ रहा। वर्ष के दौरान बैंक ने क्रमश: रु.12.37 करोड़ का परिचालन एवं रु.12.85 करोड़ का निवल लाभ दर्ज किया। मार्च 2008 के अंत में निवल अनर्जक आस्ति अनुपात निरंक रहा।

गैर बैंकिंग अनुषंगियों / संयुक्त-उद्यमों के निष्पादन के उल्लेखनीय तथ्य

ज.4 एसबीआइ कैपिटल मार्केट्स लिमिटेड (एसबीआइ कैप)

एस बीआइ कैप ने परियोजना सलाहकार सेवाएँ, संरचनात्मक वित्त कैपिटल मार्केट सेवाएं जैसे इक्विटी जारी करना, वित्तीय एवं अधिग्रहण सलाहकार सेवाएं, प्राइवेट इक्विटी आादि की व्यवस्था द्वारा एक पूर्ण सेवा निवेश बैंकिंग इकाई के रूप में अपने को सफलतापूर्वक स्थापित किया है। कारपोरेट सेस्टर में आधार भूत सेवांओं और गैर-आधारभूत सेवाओं के लिए ऋण व्यवस्थापक के रूप में अपनी प्रबल स्थिति बना ली। वर्ष के दौरान कंपनी की तमाम उपलब्धियों में से मुख्य निम्नानुसार हैं :

- लगातार तीसरे वर्ष कॉमर्स फाइनेंशल इंटरनेशनल द्वारा एशिया प्रशांत क्षेत्र में प्रथम अधिदेशित प्रमुख व्यवस्थापक का दर्जा प्रदान किया गया है। (विश्व में नौवां स्थान)
- ब्लूमबर्ग और आइ एफ आर एशिया द्वारा एशिया प्रशांत क्षेत्र में प्रथम ऋण अधिदेशित व्यवस्थापक का दर्जा दिया गया।
- समूह द्वारा प्रबंधित,गुरु गोविन्द सिंह रिफाइनरीज लि. कोट्टीमई समूह ऋण सुविधा को थॉमसन फाइनेंशल्स प्रोजेक्ट फाइनेंस इंटरनेशनल - एशिया - प्रशांत क्षेत्र में पेट्रोकेमिकल - खंड का सर्वश्रेष्ठ सौदा घोषित किया गया।
- आइपीओ प्रबंधन के क्षेत्र में कम्पनी वरीयता सूची में वर्ष 2007-08 के दौरान तीसरे स्थान पर आ गई। पिछले वर्ष यह 9 वें स्थान पर थी।

कंपनी ने वर्ष 2008 के अंत में रु. 142.19 का कर पश्चात लाभ अर्जित किया जो पिछले वर्ष रु.71.18 करोड़ था।

ज.5 एसबीआइ कैप सिक्युरिटीज लिमिटेड (एसएसएल)

एसएसएल जिसने अपना परिचालन 2006 में शुरू किया, एक ब्रोकिंग सेवा कंपनी है जो रिटेल एवं संस्थागत ग्राहकों को नकद एवं वायदा और विकल्प सौदों में इक्विटी ब्रोकिंग सेवाएं प्रदान करती है। म्यूचुअल फंड जैसे अन्य वित्तीय उत्पादों के विक्रय और वितरण का भी कार्य करता है। वर्ष के दौरान इसने एस बी आई और इसके 5 सहयोगी बैंकों के ग्राहकों के लिए ई-ब्रोकिंग सेवाएँ शुरू की। कंपनी को पिछले वर्ष के रू. 4.04 करोड़ की तुलना में इस वर्ष 12.21 करोड़ का लाभ हुआ जो पिछले वर्ष की तुलना मे तिगुना है।

ज.6 एसबीआइकैप्स वेंचर्स लिमिटेड (एसवीएल)

एसवीएल और एसबीआइ होल्डिंग आई एन सी सॉफ्ट बैंक, जापान ने 100 मिलियन अमेरीकी डालर की लागत से संयुक्त रूप से ज्ञान क्षेत्र निधि का गठन किया है।

ज.7 एसबीआइ कैप (यूके) लि.

एसबीआइ कैप (यूके) लि.अपने संभावित ग्राहकों के लिए व्यापक रूप से विपणन करता रहा है एवं यह अपने ग्राहकों को विदेशी मुद्रा परिवर्तनीय बॉन्ड (एफसीसीबी), वैश्विक निक्षेपागार डिपाजिटरी रसीदें, प्राइवेट ईक्विटी (पीई) तथा सीमा-पार विलय तथा अभिग्रहण (एम एण्ड एस) जैसी सेवाएं प्रदान करता रहा है।

ज.8 एसबीआइ डीएफएचआइ लिमिटेड :

स्टेट बैंक समूह के पास कंपनी की कुल प्रदत्त पूंजी की 67.01% धारिता है जबकि अन्य राष्ट्रीयकृत बैंकों की शेयरधारिता 22.46% है। 31 मार्च 2008 को ऑल इंडिया फाइनैंशियल इंस्टीट्यूशन और निजी क्षेत्र के बैंकों की धारिता 5.84% तथा एशियन डेवलपमेंट बैंक की धारिता 4.69% थी।

मार्च 2008 तक समाप्त अवधि के दौरान कंपनी ने रु. 85.68 करोड़ का कर-पश्चात लाभ कमाया। कंपनी में विवेकपूर्ण तरीके से लाभदायक गैर एसएलआर क्षेत्रों में अपने व्यवसाय को विविधीकृत किया जिसके परिणामस्वरूप इस वर्ष बेहतर लाभ प्राप्त किए जा सके।

कंपनी का कुल द्वितीयक बाजार व्यवसाय रु.49491.26 करोड़ रहा। स्वत्वधारी ट्रेडिंग के अंतर्गत इसका बाजार अंश 3.10% रहा।

	Growth % As on 31.03.2007	Growth % As on 31.03.2008
Credit Deposit Ratio	74.57	76.17
Capital Adequcy Ratio	12.22	12.50
Gross NPA	1.83	1.48
Net NPA	0.76	0.61
Return on Equity	17.71	18.50

H.3 SBI Commercial & International Bank Ltd. (SBICI)

As at the end of March 2008, the aggregate deposits and total advances of SBICI stood at Rs. 446.07 crore and Rs. 363.75 crore respectively. The Bank recorded an operating and net profit of Rs.12.37 crore and Rs.12.85 crore respectively. The net NPA as at the end of March 2008 was Nil.

Performance Highlights of Non-Banking Subsidiaries/Joint Ventures

H.4 SBI Capital Markets Limited (SBICAP)

SBICAP has successfully positioned itself as a full service investment banking outfit offering Project Advisory Services, arrangement of Structured Finance, Capital Market Services like Equity issuances, Mergers and Acquisitions Advisory Services, arrangement of Private Equity, etc. The company consolidated further its dominant position as arrangers of debt for the corporate sector both in the infrastructure as well as non-infrastructure sectors. The following achievements are some of the many recognitions won by the Company during the year:

- Ranked No.1 Mandated Lead Arranger for the third consecutive year in the Asia Pacific Region by Thomson Financial's Project Finance International (Global Ranking No.9).
- Ranked No.1 Loans Mandated Arranger in Asia Pacific Region by Bloomberg and IFR Asia.
- Syndication of credit facilities to Guru Gobind Singh Refineries Ltd., lead arranged by the Group, adjudged best Petrochemical deal in Asia Pacific by Thomson Financial's Project Finance International.
- Company's league table ranking for IPOs improved from 9th position last year to 3rd position in 2007-08.

The company has posted a PAT of Rs.142.19 crore in March 2008 as against Rs.71.18 crore last year.

H.5 SBICAP Securities Limited (SSL)

SSL, which commenced its operations in June 2006, is a broking company offering equity broking services to retail and institutional clients both in the cash as well as in the Futures and Options segments. It is also engaged in Sales & Distribution of other financial products like Mutual Funds, etc. It launched E-broking services to the clients of SBI and 5 of the Associate Banks during the year. The Company's net profit for the year increased three folds to Rs.12.21 crore from Rs.4.04 crore last year.

H.6 SBICAPS Ventures Limited (SVL)

SVL has set up a USD 100 million Knowledge Sector Fund, jointly with SBI Holding Inc. Softbank, Japan.

H.7 SBICAP (UK) Ltd.

SBICAP (UK) Ltd. has been aggressively marketing for potential clients and arranging for them Foreign Currency Convertible Bonds (FCCBs), Private Equities (PEs) and Cross-border Mergers and Acquisitions (M&As) transactions.

H.8 SBI DFHI LTD

SBI group holds 67.01% of the Company's Paid Up Capital, while other Nationalized Banks hold 22.46%. All India Financial Institutions and Private Sector Banks hold 5.84% and the Asian Development Bank holds 4.69% as on March 31, 2008.

For the period upto March 2008, the Company had earned a PAT of Rs.85.68 crore. The Company prudently diversified into profitable Non-SLR avenues resulting in better profits this year.

Total Secondary market turnover of the company was Rs.49491.26 crore. The market share under Proprietary trading was 3.10%.

ज.9 एसबीआइ कार्डस् एंड पेमेंट्स सर्विसेज प्रा.लि. (एसबीआइ सीएसपीएल)

वर्ष के दौरान 5.3 लाख अतिरिक्त कार्ड जारी किए गए जिसके परिणामस्वरूप मार्च 2008 के अंत तक सक्रिय कार्डों की संख्या बढ़कर 32 लाख हो गई। मार्च 2008 के अंत में कुल प्राप्तियाँ रु. 2,666 करोड़ रहीं जो मार्च 2007 की रु. 2,533 करोड़ की प्राप्तियों की तुलना में 5.25% अधिक रहीं।

ज.10 एसबीआइ लाइफ इंश्योरेंस कंपनी लि. (एसबीआइ लाइफ)

एसबीआइ लाइफ के पास एक अनूठी बहु-वितरण प्रक्रिया है जिसमें बैंक अश्योरेंस, रीटेल एजेंसी एवं इन्स्टीट्यूशनल सहयोगियों एवं ग्रुप कारपोरेट माध्यमों के जरिए बीमा उत्पादों का वितरण किया जाता है। मार्च 2008 तक सकल बीमा किस्त आय रु.5622 करोड़ रही। वर्ष के दौरान कंपनी ने 19 लाख नया जीवन-बीमा किया। एसी नेलसन ऑर्ग-मार्ग एवं इकोनॉमिक टाइम्स के सहयोग से ब्रान्च ईक्विटी द्वारा किए गए एक सर्वेक्षण के अनुसार एसबीआइ लाइफ को "दि मोस्ट ट्रस्टेड प्राइवेट सेक्टर लाइफ इश्योरेंस कंपनी" के रूप में श्रेणीबद्ध किया गया है। क्रिसिल द्वारा भी इसे "एएए" की उच्चतम वित्तीय रेटिंग प्रदान की गई है। एसबीआइ लाइफ को आइटी प्रक्रियाओं एवं सॉफ्टवेयर डेवलपमेंट क्षमताओं के लिए प्रतिष्ठित सीएमएमआइ लेवल 3 का प्रमाणपत्र प्रदान किया गया है। हाल ही में इसे आइएसओ 9001 : 2000 का प्रमाण पत्र प्रदान किया गया है। वर्ष 2007 के लिए मिलियन डालर राउन्ड टेबल (एमडीआरटी) सदस्यों के रूप में सर्वाधिक बीमा सलाहकारों द्वारा सेवा प्रदान किए जाने के कारण एसबीआइ लाइफ को विश्वस्तर पर 5वीं रैंकिंग प्रदान की गई है।

ज.11 एसबीआइ फंड्स मैनेजमेंट (प्राइवेट) लिमिटेड (एसबीआइएफएमपीएल)

एसबीआइएफएमपीएल को बतौर सर्वाधिक पसंद किए जाने वाले म्यूचुअल फंड ब्राण्ड हेतु सीएनबीसी आवाज कन्ज्यूमर्स अवार्ड 2007 से सम्मानित किया गया । साथ ही इसे सर्वोत्तम इक्विटी फंड हाउस एवं वर्ष 2007 के संपूर्णत: सर्वोत्तम फंड हाउस हेतु आउट लुक मनी एवं एनडीटीवी प्रॉफिट अवार्ड से भी सम्मानित किया गया । दि लिपर ग्लोबल रैंकिंग स्टडी के अनुसार इस फंड की दो योजनाओं मुख्यत: एसबीआइ मैगनम टैक्स गेन एवं एसबीआइ मैगनम कामा फंड को 31 दिसंबर 2007 को समाप्त अवधि हेतु संपूर्ण विश्व की सर्वश्रेष्ठ 100 योजनाओं में स्थान प्रदान किया गया है। मैगनम बैलेंस्ड फंड, मैगनम टैक्सगेन स्कीम एवं मैगनम सेक्टर फंड्स अम्ब्रेला - कॉन्ट्राफंड को आइसीआरए द्वारा सात-सितारा फंड का दर्जा प्रदान किया गया तथा 31 दिसंबर 2007 को समाप्त अवधि हेतु अपनी संबंधित श्रेणियों में सर्वोत्कृष्ट निष्पादन हेतु आइसीआरए म्यूचुअल फंड "गोल्ड अवार्ड" से सम्मानित किया गया। इस फंड द्वारा संचालित पाँच स्कीमों को विभिन्न श्रेणियों के अंतर्गत 31 दिसंबर 2007 को समाप्त अवधि हेतु शीर्ष 10% में उनके निष्पादन की दृष्टि से आइसीआरए म्यूचुअल फंड "सिलवर अवार्ड" से सम्मानित किया गया। प्रबंध अधीन आस्तिओं के मामले में यह 31.03.2008 को सातवें से छठे स्थान पर पहुंच गया।

प्रबंधन के अधीन 31.03.2008 की स्थिति के अनुसार कुल रु.26490 करोड़ की निवल आस्तियाँ रहीं जबकि 31.03.2007 की स्थिति के अनुसार कुल आस्तियाँ रु.17,016 करोड़ की थी। 31.03.2007 के रु.1372 करोड़ की तुलना में 31.03.2008 को प्रबंधन के अधीन आस्तियों का कुल मूल्य रु.5003 करोड़ था। एसबीआइएफएमपीएल ने 31.03.2007 को समाप्त विगत वर्ष के रु.29.78 करोड़ की तुलना में 31.03.2008 को कर पश्चात् रु.70.37 करोड़ का निवल लाभ दर्ज किया है।

ज.12 एसबीआइ फैक्टर्स एण्ड कॉमर्शियल सर्विसेज प्रा.लि. (एसबीआइ फैक्टर्स)

वर्ष के दौरान कंपनी के आस्ति स्तर में 56% की वृद्धि (रु.1220 करोड़ से बढ़कर रु.1,908 करोड़) हुई। कंपनी ने कुल आय में 53% की संवृद्धि (वर्ष दर वर्ष) दर्ज की तथा पिछले वर्ष के रु.20.36 करोड़ की तुलना में इस वर्ष रु.43.17 करोड़ का कर-पूर्व लाभ कमाया जबकि कर पश्चात लाभ पिछले वर्ष के रु.13.17 करोड़ से बढ़कर रु.28.38 करोड़ हो गया।

तालिका : 10 - मार्च 2008 को सहयोगी बैंकों के निष्पादन संबंधी उल्लेखनीय तथ्य निम्नानुसार हैं

(राशि रुपए करोड़ में)

बैंक का नाम	पूँजी में भारतीय स्टेट बैंक का शेयर (%)	जमा राशियां	अग्रिम	परिचालन लाभ	निवल लाभ
स्टेट बैंक ऑफ					
बीकानेर एंड जयपुर	75	32701	25319	661.18	315.00
हैदराबाद	100	51796	35915	991.19	556.99
इंदौर	98.05	24076	18352	451.20	234.01
मैसूर	92.33	26781	21315	567.52	318.86
पटियाला	100	48186	36706	779.33	413.73
सौराष्ट्र	100	15968	12325	176.85	51.99
ट्रावणकोर	75	34658	28442	709.09	386.11
सभी सातों बैंक	—	**234167**	**178375**	**4,336.36**	**2,276.69**

H.9 SBI Cards & Payments Services Pvt. Ltd. (SBICSPL)

During the year 5.3 lac additional cards were issued increasing the Cards in Force (CIF) to 32 lacs as at the end of March 2008. The total receivables stood at Rs.2666 crore as at the end of March 2008 and were 5.25% higher than receivables of Rs.2533 crore as at the end of March 2007.

H.10. SBI LIFE INSURANCE COMPANY LIMITED (SBILIFE)

SBI Life has a unique multi-distribution model comprising Bancassurance, Retail Agency & Institutional Alliances and Group Corporate Channels for distribution of Insurance products. Gross premium income was over Rs.5,622 crore for the period ended March 2008. The Company has added 19 lac new lives during the year. SBI Life has been rated as "The Most Trusted Private Sector Life Insurance Company" according to a survey conducted by Brand Equity in association with AC Nielsen ORG-MARG and the Economic Times. It has also received the highest financial rating 'AAA' from CRISIL. SBI Life has achieved the prestigious CMMI Level 3 certification for Information Systems Group (ISG) and has recently been awarded ISO 9001:2000 certification for Claims department. It has been ranked 5th across the world in terms of number of Million Dollar Round Table members for 2007.

H.11. SBI Funds Management (P) Ltd. (SBIFMPL)

SBIFMPL was conferred with CNBC AWAAZ Consumer Award 2007 for the most preferred Brand of Mutual fund and also received the Outlook Money and NDTV Profit Awards for the Best Equity Fund House and the Overall Best Fund House for 2007. The Lipper Global Ranking study rated two schemes managed by SBIFMPL, namely SBI Magnum Tax Gain and SBI Magnum COMMA Fund among the best performing 100 schemes across the world for the period ended 31st December, 2007. Magnum Balanced Fund, Magnum Taxgain Scheme and Magnum Sector Funds Umbrella-Contra Fund were ranked Seven Star Funds by ICRA and won ICRA Mutual Fund "Gold Awards: for best performance in their respective categories for the period ended 31st December, 2007 ICRA Mutual Fund "Silver Awards" was also won by five of the schemes managed by SBIFMPL for performance among the top 10% for the period ended 31st December, 2007 in various categories. Ranking in terms of Assets Under Management improved by one notch from 7th to 6th position as on 31.03.2008

The total net assets under management stood at Rs. 26490 crore as on 31.03.2008 as against Rs17,016 crore as on 31.03.2007. The value of portfolio assets managed was Rs.5,003 crore as on 31.03.2008 as against Rs.1,372 crore as on 31.03.2007. SBIFMPL reported a net profit of Rs.70.37 crore after tax as on 31.03.2008 as against Rs.29.78 crore for the previous year.

H.12 SBI Factors and Commercial Services Pvt. Ltd. (SBIFACTORS)

Asset level of the Company increased by 56% (from Rs.1,220 crore to Rs.1,908 crore). It recorded a growth of 53% (year-on-year) in total income and ended the year with a PBT of Rs. 43.17 crore as against Rs.20.36 crore last year and PAT of Rs.28.38 crore, as against Rs. 13.17 crore last year.

Table : 10 The Performance Highlights of the Associate Banks as at March 2008 are as under:

(Amount in Rs. crore)

Name of the Bank	SBI's share in the capital (%)	Deposits	Advances	Operating Profit	Net Profit
State Bank of					
Bikaner & Jaipur	75	32701	25319	661.18	315.00
Hyderabad	100	51796	35915	991.19	556.99
Indore	98.05	24076	18352	451.20	234.01
Mysore	92.33	26781	21315	567.52	318.86
Patiala	100	48186	36706	779.33	413.73
Saurashtra	100	15968	12325	176.85	51.99
Travancore	75	34658	28442	709.09	386.11
All 7 Banks	—	**234167**	**178375**	**4,336.36**	**2,276.69**

ज.13 ग्लोबल ट्रेड फाइनेंस लिमिटेड

स्टेट बैंक ने ग्लोबल ट्रेड फाइनेंस लिमिटेड में एक्जिम बैंक (40%), इंटरनेशनल फाइनेंस कारपोरेशन, वाशिंग्टन (12.50%), एवं एफआइएम बैंक (38.50%) की शेयरधारिता का अधिग्रहण करते हुए कंपनी में 91% स्टेक का अधिग्रहण किया। अतिरिक्त पूंजी लगाते हुए जीटीएफ में स्टेट बेंक की वर्तमान शेयरधारिता 92.03% हो गई है।

भारत के फैक्टरिंग उद्योग में जीटीएफ एक अग्रणी कारक बन चुका है। एनबीएफसी द्वारा जो बिजनेस - टू - बिजनेस (बी 2 बी) खंड के अंतर्गत ट्रेड फाइनेंसिंग की सुविधा प्रदान करता है, 31 मार्च 2008 को समाप्त वित्तीय वर्ष हेतु 155% की वृद्धि के साथ रु.73.60 करोड़ का निवल लाभ दर्ज किया गया है जबकि विगत वर्ष की संगत अवधि के दौरान रु.28.90 करोड़ का लाभ दर्ज किया गया था।

झ. आस्ति गुणवत्ता

अनर्जक आस्ति प्रबंधन

31.3.2008 की स्थिति के अनुसार अनर्जक आस्तियों में कटौती की स्थिति नीचे तालिका में दी गई है :

तालिका सं. : 11 आस्ति गुणवत्ता

(राशि रुपए करोड़ में)

	विवरण	राशि
1	सकल अनर्जक आस्तियाँ	12,837.34
2	सकल अनर्जक आस्तियाँ प्रतिशत	3.04%
3	निवल अनर्जक आस्तियाँ	7,424.34
4	निवल अनर्जक आस्तियाँ प्रतिशत	1.78%
5	अनर्जक आस्तियों की नकद वसूली	1,732.15
6	मानक आस्तियों के रूप में कोटिउन्नयन	1,516.84
7	बट्टे खाते	1,242.52
8	सकल कटौती (3+4+5)	4,491.51
9	बट्टे खाते वसूली	838.64


भारतीय स्टेट बैंक और स्टेट बैंक समूह का निवल लाभ
Net Profit of SBI and State Bank Group
(बिलियन अमेरिकी डॉलर)
(USD bn.)
2.5
2
1.5
1
0.5
0
0.99
1.24
1.04
1.46
1.68
2.23
2005-06
2006-07
2007-08
भारतीय स्टेट बैंक SBI
स्टेट बैंक समूह SBG

1.1.2 कंपनी ऋण पुनर्गठन (सीडीआर) व्यवस्था तथा बैंक की अपनी योजना दोनों के अंतर्गत अपसामान्य मानक आस्तियों तथा व्यवहार्य अलाभकारी आस्तियों के पुनगर्ठन को सर्वोच्च प्राथमिकता दी गई जिससे अनर्जक आस्तियों में नए परिवर्धन को रोका जा सके तथा अलाभकारी आस्तियों के वर्तमान स्तर को भी कम किया जा सके। इस उद्देश्य से विशेष रूप से उल्लिखित खातों की पहचान करने एवं उनकी निगरानी करने संबंधी व्यवस्था की तत्काल समीक्षा की गई व त्वरित सुधारात्मक कार्रवाई की गई।

तनावग्रस्त आस्तियों (एसएमए एवं एनपीए) हेतु जिनके पुनरुत्थान की व्यापक संभावना होती है, कंपनी ऋण पुनर्गठन व्यवस्था एक संकल्पात्मक विकल्प बनकर उभरा है। संपूर्ण बैंकिंग प्रणाली से सीडीआर के अंतर्गत लाई गई 165 कंपनियों में से 61% कंपनियों के मामलों में भारतीय स्टेट बैंक द्वारा ऋण दिया गया है (अर्थात् 101 कंपनियों में रु.7649 करोड़ का ऋण दिया गया है)।

इनमें से, सीडीआर मामलों का 21% अर्थात् 29% ऋण युक्त (रु.2,196 करोड़) 22 कंपनियों का पुनरुत्थान हो चुका है एवं उन्नत निष्पादन के फलस्वरूप इन्हें सीडीआर से बाहर निकाल लिया गया है, इनमें से कुछ कंपनियाँ अब उच्च संवृद्धि वाली कंपनियाँ हैं। 23 अन्य मामलों को भी सीडीआर प्रणाली से बाहर निकाल दिया गया है। 31.3.2008 की स्थिति के अनुसार सीडीआर के अंतर्गत 56 सक्रिय मामले हैं जिनमें रु.4,409 करोड़ का ऋण दिया गया है। इसमें से 34 मामलों को जिनमें रु.3,408 करोड़ का ऋण (77%) दिया गया है, "मानक आस्तियों" के रूप में वर्गीकृत किया गया है।

झ.1.3 दो वित्तीय आस्तियाँ जिनकी मूल धन बकाया राशियाँ रु.25.22 करोड़ हैं, वर्ष के दौरान अन्य बैंकों / एआरसीआइएल को बेच दी गई हैं।

झ.1.4 बैंक द्वारा रु. 9 करोड़ के ऋण जोख़िम वाली एक आस्ति की खरीद जिसके साथ बैंक ने अलाभकारी आस्तियों की खरीद का सिलसिला शुरू कर दिया है।

ञ. सूचना प्रौद्योगिकी :

वैश्विक अर्थव्यवस्था की चुनौतियों का सामना करने के लिए बैंक को अत्यधिक सक्रिय संगठन के रूप में रूपांतरित करने की दृष्टि से बैंक द्वारा किए गए सूचना प्रौद्योगिकी विषयक उपायों की प्रमुख भूमिका रही है। व्यवसाय और बाजार अंश के लिए उत्तरोत्तर बढ़ती प्रतिस्पर्धा का सामना करने, आंतरिक परिचालन में दक्षता प्राप्ति तथा ग्राहकों की अपेक्षाओं को पूरा करने के लिए बैंक रणनीतिक पहल के तहत महत्वाकांक्षी प्रौद्योगिकी नीति का पालन कर रहा है। उपर्युक्त लक्ष्यों को ध्यान में रखते हुए बैंक द्वारा उठाए गए सूचना प्रौद्योगिकी विषयक उपायों को और भी विस्तारित किया गया जिससे कि और अधिक बैंकिंग संपर्क केंद्रों एवं संपूर्ण व्यवसाय को इसके अंतर्गत समाहित किया जा सके।

ञ.1 कोर बैंकिंग : कोर बैंकिंग समाधान (सीबीएस) के अंतर्गत अबतक 9390 देशी शाखाएँ सम्मिलित की जा चुकी हैं जो बैंक का

H.13 Global Trade Finance Ltd (GTFL)

State Bank of India acquired 91% stake in GTFL, by acquiring shareholdings held by EXIM Bank (40%), International Finance Corporation, Washington (12.50%), and FIM Bank (38.50%) in GTFL. Due to further infusion of capital, present shareholding of SBI in GTFL is 92.03%.

GTFL is one of the leading Factoring Companies in India and has the highest market share (85%) in Export & Import Factoring. The NBFC, which is into trade financing in the business-to-business (B2B) segment, has reported a 155% jump in its net profit to Rs.73.60 crore for the financial year ended March 31, 2008, as against Rs.28.90 crore in the corresponding period last year.

I. ASSET QUALITY

NPA MANAGEMENT

The position of NPA reduction as on 31.03.2008 is given in the table below:

Table No : 11 Asset Quality

(Amount in Rs. crore)

	Particulars	Amount
1	Gross NPA	12,837.34
2	Gross NPA Percentage	3.04%
3	Net NPA	7,424.34
4	Net NPA Percentage	1.78%
5	Cash Recovery in NPA	1,732.15
6	Upgradation to Standard Assets	1,516.84
7	Write Off	1,242.52
8	Gross Reduction (3+4+5)	4,491.51
9	Recovery in written off account	838.64

I.1.2. Restructuring of impaired Standard Assets as well as viable non performing assets, both under CDR mechanism as well as under Bank's own scheme, has been given top priority for arresting new additions and reducing the existing level of NPAs. The machinery for identification and monitoring of Special Mention Accounts as per the guidelines of RBI by making prompt review and taking quick corrective action has also been geared up for the purpose.

CDR system has done well as a resolution option for stressed assets which are seen to have the potential for revival. Out of 165 companies brought under CDR from the entire Banking System, SBI has an exposure in 61% cases (i.e. in 101 companies with exposure of Rs. 7,649 crore).

Out of these, 21% of CDR cases i.e. 22 companies carrying 29% exposure (Rs. 2196 crore) have been revived and have since exited CDR due to improved performance – a few of these being now high growth companies. 23 other cases have been withdrawn from CDR system. Live cases under CDR as on 31.03.2008 number 56, amounting to Rs. 4,409 crore, of which, 34 cases with Rs.3,408 crore (77%) exposure are classified as "Standard".

I.1.3. Two Financial Assets involving principal outstanding of Rs.25.22 crore have been sold to other banks / ARCIL during the year.

I.1.4. One asset with an exposure of Rs.9.00 crore has been purchased with which a beginning has been made in purchase of NPAs by the Bank.

J. INFORMATION TECHNOLOGY:

Our IT initiatives have played a major role in transforming the Bank into a highly responsive organization to meet the challenges of a globalised economy. The Bank is pursuing an aggressive IT policy as a strategic initiative to meet the growing competition for business, achieve efficiency in internal operations and meet customer expectations. With this end in view, the reach of our IT initiatives was expanded to cover more banking touch points and overall business.

J.1. Core Banking: Core Banking Solution (CBS) presently covers 9390 domestic branches transacting more than 98% of the Bank's domestic business. CBS offers anytime anywhere banking through Multicity Cheques and other products. Our 407 branches have been enabled for Core integrated Trade Finance



प्रति कर्मचारी व्यवसाय
Business per Employee
(₹. Rs. 000)
50000
45000
40000
35000
30000
25000
20000
15000
10000
5000
0
29923
35700
45600
2005-06
2006-07
2007-08

98% से भी अधिक देशी व्यवसाय निष्पादित करती हैं। कोर बैंकिंग समाधान के अंतर्गत मल्टीसिटी चेकों एवं अन्य उत्पादों के माध्यम से कभी भी-कहीं भी बैंकिंग की सुविधा प्रदान की गई है। बैंक की 407 शाखाओं में कोर-एकीकृत व्यापार वित्त समाधान की सुविधा प्रदान की गई है। बैंक ने अपने ग्राहकों को व्यापारिक लेनदेनों हेतु संपूर्ण विशिष्टताओं से युक्त "इट्रेड एसबीआइ" इन्टरनेट सुविधा प्रदान की है।

ञ 2 इंटरनेट बैंकिंग : इंटरनेट बैंकिंग को 9,112 देशी शाखाओं में लागू किया गया है। पूछताछ, लेखा विवरण डाउनलोड करने, ई-रेल, इंडियन एयरलाइन्स की ई-टिकटिंग, ई-टैक्स, शुल्क भुगतान, ई-भुगतान (ऑनलाइन युटिलिटी बिल भुगतान), कारपोरेट द्वारा थोक भुगतान, वीसा मनी ट्रांसफर, रियल टाइम ग्रॉस सेटिलमेंट एवं एनईएफटी के जरिए हमारे बैंक के तथा अन्य बैंकों के ग्राहकों को निधियाँ अंतरित करने आदि के लिए खुदरा बैंकिंग के ग्राहकों के साथ-साथ कारपोरेट ग्राहकों द्वारा इंटरनेट बैंकिंग का प्रयोग किया जा रहा है। हमारे इंटरनेट बैंकिंग से हमारे कारपोरेट ग्राहकों को इंटरनेट के जरिए लगभग अपने सभी बैंकिंग लेनदेन पूरा करने में सहायता मिलती है। कारपोरेट इंटरनेट बैंकिंग खाता ''विस्तार'' के जरिए कारपोरेट अपने कार्यालय में ही बैठे-बैठे रु. 500 करोड़ तक के लेनदेन कर सकते हैं। कारपोरेट इंटरनेट बैंकिंग के ग्राहक ऑनलाइन पर ड्राफ्ट जारी करने का अनुरोध भी कर सकते हैं। वे अपने आपूर्तिकर्ताओं एवं विक्रेताओं को भुगतान करने के अलावा ईपीएफओ, डीजीएफटी एवं ओलटास के भुगतान भी कर सकते हैं।

ञ 3 : विदेश स्थित कार्यालयों के लिए परियोजना : कोष एवं कोर बैंकिंग समाधान के लिए फिनाकल सॉफ्टवेयर को 32 देशों के 82 विदेशी कार्यालयों में लागू किया गया है। हमारे 70 विदेशी कार्यालय 17 देशों में इंटरनेट बैंकिंग सेवा प्रदान करने में सक्षम हैं। 11 देशों की शाखाओं में इंटरनेट बैंकिंग के माध्यम से आइ एन आर प्रेषण सुविधा उपलब्ध कराई गई है।यह सुविधा शीघ्र ही सभी विदेशी शाखाओं को प्रदान की जाएगी। विदेश स्थित हमारे 7 कार्यालयों में एटीएम की सुविधाएँ उपलब्ध करवा दी गई हैं।

ञ 4 : एटीएम : हमारे पास देश का सबसे बड़ा एटीएम नेटवर्क उपलब्ध है, जिसके अंतर्गत देश भर में लगाए गए स्टेट बैंक समूह के 8,460 एटीएम हैं। हमारे एटीएम, युटिलिटी बिलों के भुगतान, मोबाइल टॉप-अप, एसबीआइ कार्ड बिल भुगतान, एसबीआइ लाइफ प्रीमियम भुगतान, न्यासियों / मंदिरों को दान एवं निधि अंतरण जैसी विभिन्न मूल्ययोजित सेवाएँ प्रदान करने में सक्षम हैं। इसके अलावा 13 बैंकों के साथ द्विपक्षीय सहयोग से हमारे ग्राहकों को 10,500 एटीएमों का अतिरिक्त लाभ मिलेगा। मार्च 2009 तक कुल 15,000 एटीएम वाला नेटवर्क और मार्च 2010 तक 25000 एटीएम वाला नेटवर्क तैयार करने की हमारी योजना है।

ञ 5 : भुगतान प्रणाली समूह : अपने भुगतान प्रणाली समूह के जरिए हमने रियल टाइम ग्रॉस सेटिलमेंट के लिए 8,817 शाखाओं को तथा नेशनल इलेक्ट्रॉनिक फंड ट्रांसफर के लिए 9425 शाखाओं को सक्षम बनाया है। विदेश स्थित कार्यालयों से स्टेट बैंक समूह की किसी भी शाखा के कोर बैंकिंग खातों में सीधे जमा के लिए हमने तत्काल आवक रुपया प्रेषण शुरू किया है। इस सुविधा को रियल टाइम ग्रॉस सेटिलमेंट तथा नेशनल इलेक्ट्रॉनिक फंड ट्रांसफर के साथ समेकित किया है, जिससे विदेश स्थित कार्यालयों को हमारे देश में किसी भी बैंक को धन प्रेषित करने में सहायता मिलती है। भारतीय स्टेट बैंक की अधिकृत कोर बैंकिंग शाखाओं से नेपाल के लाभार्थियों को ऑनलाइन रुपया भेजने की सुविधा प्रदान की गई है, जो कि इस वर्ष के दौरान शुरू किया गया एक अन्य उत्पाद है। देश के अन्य बैंक भी इस सुविधा के जरिए नेपाल को रुपया भेज सकते हैं। इसके लिए उन्हें पहले अपने यहाँ लेनदेन शुरू करना होगा और बाद में नेशनल इलेक्ट्रॉनिक फंड ट्रांसफर के जरिए उसे भुगतान प्रणाली समूह के भुगतान केंद्र को भेजना होगा।

ञ 6 सूचना सुरक्षा : अंतर्राष्ट्रीय स्तर पर सर्वश्रेष्ठ प्रथाओं के समकक्ष बैंक की सूचना प्रौद्योगिकी नीति एवं सूचना सुरक्षा नीति लागू की गई। पर्याप्त सुरक्षा सुनिश्चित करने की दृष्टि से बैंक की सूचना प्रणालियों की नियमित समीक्षा की जाती है।

ञ 7 नेटवर्किंग : स्टेट बैंक कनेक्ट जो कि बैंक की ''वाइड एरिया नेटवर्किंग'' प्रोजेक्ट (वैन) है, सुरक्षित रूप से आँकड़ों, ध्वनि एवं दृश्य संप्रेषण करने में समर्थ है। वे सभी अनुप्रयोग जिनके लिए कनेक्टिविटी अपेक्षित है, इस समय स्टेट बैंक कनेक्ट पर ही चलाए जा रहे हैं। अभी तक कुल 14625 शाखाओं/कार्यालयों को स्टेट बैंक कनेक्ट के अधीन लाया गया है।

	विविध परिचालन
ट	जोखिम प्रबंधन और आंतरिक नियंत्रण
ठ	व्यवसाय आसूचना
ड	ग्राहक सेवा एवं सामाजिक सेवा बैंकिंग

ट. जोखिम प्रबंधन एवं आंतरिक नियंत्रण

भारतीय स्टेट बैंक में जोखिम प्रबंधन

ट.1. जोखिम प्रबंधन संरचना

- अंतर्राष्ट्रीय सर्वश्रेष्ठ प्रथाओं के समकक्ष बैंक में एक स्वतंत्र जोखिम प्रबंधन संरचना शुरू की गई। व्यवसाय में मात्रा एवं जटिलता बढ़ जाने के कारण जोखिम प्रबंधन का महत्व काफी बढ़ गया है। तदनुसार इस महत्वपूर्ण कार्य को अपेक्षित महत्व दिलाने की दृष्टि से बैंक ने बोर्ड स्तर पर प्रबंध निदेशक को मुख्य जोखिम अधिकारी नियुक्त कर इस कार्य को और उन्नत बनाया है।
- बैंक के बोर्ड ने अपने सभी संविभागों में ऋण, बाजार, परिचालन, चलनिधि, बाजार दर जोखिम जैसे जोखिमों को मापने, उनका प्रबंधन करने तथा उनको कम करने के लिए कई नीतियों एवं कार्यविधियों को अनुमोदित किया है।
- बोर्ड की जोखिम प्रबंधन समिति जोखिम प्रबंधन की नीति एवं कार्यविधि का पर्यवेक्षण करती है। इसके अलावा, अपने संबद्ध क्षेत्रों में अनवरत आधार पर जोखिमों की निगरानी के लिए ऋण

solution. We have provided to our customers a full featured internet frontend 'eTradeSBI' for their trade related transactions.

J.2. Internet Banking: Internet Banking has been implemented at 9112 domestic branches, and is used by retail banking as well as Corporate customers for enquiry, downloading account statements, e-rail, e-ticketing for Indian Airlines, e-tax, fee payment, e-pay (online utility bill payment), Bulk payments by corporates, funds transfer to customers of our Bank as well as of other banks through Visa Money Transfer, RTGS and NEFT. Our Corporate Internet Banking (CINB) enables our corporate customers to transact almost all of their banking transactions through internet. Through our fully featured CINB account 'Vistaar' (Freedom), corporates can make transactions upto an amount of Rs 500 crore per transaction from their own offices. CINB customers can also submit online requests for issue of drafts. They can also make payments to EPFO, DGFT and OLTAS besides making payments to their suppliers and vendors.

J.3. Foreign Offices Project: Finacle software for Treasury and Core Banking Solution has been implemented at 82 foreign offices in 32 countries. Our 70 foreign offices have been enabled in 17 countries to offer Internet Banking. INR remittance facility through Internet Banking has been provided to branches in 11 countries. This facility will be extended to all the foreign branches soon. ATM facilities have also been provided in 7 of our foreign offices.

J.4. ATMs: We have the largest ATM network in the country with 8460 ATMs of State Bank Group installed throughout the length and breadth of the country. Our ATMs are enabled for various value added services like payment of utility bills, mobile top up, SBI card bill payment, SBI Life premium payment, donation to Trusts / Temples and funds transfer. Further, bilateral sharing of ATMs with thirteen banks has brought additional 10500 ATMs within the reach of our customers. We have plans to scale up our ATM network to 15000 by March 2009 and to 25000 by March 2010.

J.5. Payment Systems Group: Through our Payment Systems Group (PSG), we have enabled 8817 branches for RTGS and 9425 branches for NEFT. We also introduced Instant Inward Rupee remittances from Foreign Offices (FOs) for direct credit to CBS accounts in any of the State Bank Group branches. This facility has also been integrated with RTGS and NEFT enabling Foreign Offices to send Rupee remittances to any Bank in the country. On-line Rupee remittance facility to beneficiaries in Nepal from authorised CBS branches of SBI is another product introduced during the year. Other banks in the country can also effect Rupee remittances to Nepal through this facility by originating the transactions at their end and forwarding them through NEFT to the Payment Hub at PSG.

J.6. Information Security: IT Policy and IS Security Policy have been implemented after being benchmarked against best global practices. The Bank's Information Systems are regularly reviewed to ensure that these are adequately secure.

J.7. Networking: State Bank Connect, the Wide Area Networking (WAN) project of the Bank, is capable of carrying data, voice and video in a secure way. All Applications requiring connectivity now ride on the State Bank Connect backbone. A total of 14625 branches / offices have so far been brought under State Bank Connect.

	Miscellaneous Operations
K	Risk Management & Internal controls
L	Business Intelligence
M	Customer Service & Community Services Banking

K. RISK MANAGEMENT & INTERNAL CONTROLS

RISK MANAGEMENT IN SBI

K.1. Risk Management Structure

- An independent Risk Governance structure in line with the international best practices has been put in place in the Bank. In view of the growing volume and complexity in business, risk management has assumed critical importance. Accordingly, the Bank has elevated the risk function to Board level by appointing the Managing Director as Chief Risk Officer to ensure this crucial function gets the importance it deserves.
- The Bank has Board approved policies and procedures in place to measure, manage, mitigate various risks such as Credit, Market, Operational, Liquidity, and Interest Rate Risks across all its portfolios.
- The Risk Management Committee of the Board oversees the policy and strategy for risk management. In addition, various Risk Committees, namely the Credit Risk Management,

जोखिम प्रबंधन, आस्ति देयता, बाजार जोखिम प्रबंधन समिति जैसी विभिन्न जोखिम समितियाँ विद्यमान हैं।

ट.2. बेसल II की ओर अंतरण

- भारतीय रिज़र्व बैंक के दिशानिर्देशों के अनुसार बैंक ने ऋण जोखिम के लिए मानकीकृत दृष्टिकोण तथा परिचालन जोखिम के लिए मूल संकेतक दृष्टिकोण के साथ 31 मार्च 2008 को बेसल II मानदंडों को अपना लिया है। साथ ही बैंक ने 31 मार्च 2006 से बाजार जोखिम के लिए मानकीकृत अवधि पद्धति को पहले ही लागू कर दिया है। साथ ही प्रगत दृष्टिकोणों की आवश्यकताओं की पूर्ति हेतु प्रणालियों एवं कार्यविधियों, सूचना प्रौद्योगिकी क्षमताओं एवं जोखिम अभिशासन संरचना को अद्यतन बनाने के लिए प्रक्रियाएँ पहले से ही उपलब्ध हैं।

ट.3. ऋण जोखिम प्रबंधन

- ऋण जोखिम प्रबंधन प्रक्रियाओं में ऋण जोखिमों की पहचान, उनका मूल्यांकन एवं मापन, उनकी निगरानी तथा नियंत्रण शामिल हैं।
- बैंक के पास बहुविध ऋण जोखिम मूल्यांकन मॉडल उपलब्ध हैं, जिनमें विनिर्माण, व्यापार, गैर-बैंकिंग वित्तीय निगम, बैंक एवं प्राथमिक विक्रेता शामिल हैं। विनिर्माण एवं व्यापार क्षेत्रों के लिए जिन ऋण जोखिम मॉडलों को तैयार किया गया है, उनमें बेसेल II के प्रगत आंतरिक आधारित दृष्टिकोण के अधीन की आवश्यकताओं की पूर्ति हेतु सुधार किया गया है। अन्य मॉडलों की समीक्षा भी की जा रही है।
- बैंक प्रत्येक उद्योग में विद्यमान जोखिम का मूल्यांकन करने के लिए उद्योगों का अध्ययन करता है तथा प्रचालन पदाधिकारियों को इन उद्योगों को ऋण देने के मामले में दिशानिर्देश भी देता है। उद्योग-वार निवेश सीमाओं का निर्धारण किया जाता है और नियमित रूप से उनकी मॉनीटरिंग की जाती है।
- बैंक जोखिम गुणवत्ता, भौगोलिक, औद्योगिक, परिपक्वता और बड़े जोखिमों को सीमित करने के दृष्टिकोण से अपनी ऋण आस्ति संविभाग का प्रबंधन करता है।

ट.4. बाजार जोखिम प्रबंधन

- बाजार जोखिम एक ऐसा जोखिम है, जिससे ब्याज दर, विनिमय दर, ईक्विटी एवं वस्तु दर आदि जैसे बाजार चर वस्तुओं में परिवर्तन से बैंक के तुलन पत्र की और इतर स्थिति प्रभावित होती है।
- बांड, ईक्विटी एवं विदेशी मुद्रा में निवेश एवं व्यापार के लिए बोर्ड द्वारा अनुमोदित नीतियों से बाजार जोखिम प्रबंधन अभिशासित होता है। बाजार जोखिम की पहचान, उनका मापन, उनकी मानीटरिंग एवं रिपोर्टिंग बाजार जोखिम प्रबंधन विभाग द्वारा की जाती है, जो बैंक की स्वतंत्र जोखिम अभिशासन संरचना का ही एक अंग है।
- निवेश, हानि को रोकने एवं अवधि आदि की सीमाएँ निर्धारित की गईं हैं। अन्य प्रबंधन कार्य सतर्कता के साथ प्रति दिन इन सीमाओं का पता लगाया जाता है और बाजार जोखिम को नियंत्रित एवं कम करने के लिए अपेक्षानुसार आवश्यक कार्रवाई की जाती है।
- इसके अलावा, गहन मानीटरिंग के प्रयोजन से दैनिक आधार पर जोखिम-मूल्य तय किया जाता है। इन मापों को मान्य बनाने के लिए जोखिम-मूल्य संख्याओं का प्रति-परीक्षण भी किया जाता है। संविभाग को भी विभिन्न परिस्थितियों के अधीन तनाव परीक्षण के अंतर्गत रखा जाता है, ताकि मूल्यों में भारी उतार-चढ़ाव होने पर होने वाले नुकसान को जाना जा सके।

ट.5. परिचालन जोखिम प्रबंधन

- परिचालन जोखिम उन हानियों का जोखिम है, जो अपर्याप्त अथवा विफल आंतरिक प्रक्रियाओं, लोगों एवं प्रणालियों अथवा बाहरी घटनाओं से होती हैं। परिचालन जोखिम में कानूनी एवं विनियामक जोखिम शामिल हैं, जबकि कार्यनीतिक एवं प्रतिष्ठ संबंधी जोखिम शामिल नहीं है।
- बैंक व्यापक आंतरिक नियंत्रण प्रणाली एवं नीतियों को लागू करते हुए परिचालन जोखिमों का प्रबंधन करता है। बैंक की परिचालन जोखिम प्रबंधन नीति, परिचालन जोखिम की सुव्यवस्थित एवं सक्रिय पहचान, मूल्यांकन, मापन, मानीटरिंग एवं नियंत्रण हेतु एक स्थायी ढांचा प्रदान करती है। यह नीति बैंक के भीतर सभी व्यवसाय एवं कार्यात्मक क्षेत्रों पर लागू है और इस नीति के अलावा परिचालन प्रणालियाँ, कार्यविधियाँ एवं दिशानिर्देश भी उपलब्ध हैं, जिन्हें आवधिक तौर पर अद्यतन किया जाता है।
- सभी प्रमुख प्रक्रियाओं, जोखिमों एवं नियंत्रणों को लिपिबद्ध किया जाता है और जोखिमों एवं नियंत्रणों का आवधिक मूल्यांकन भी किया जाता है। बासेल II दिशानिर्देशों के अधीन अत्याधुनिक मापन दृष्टिकोण की ओर श्रेणीबद्ध होने की दृष्टि से बैंक ने लॉस डाटाबेस तैयार करने के लिए आवश्यक कदम उठाए हैं।
- अनवरत रूप से प्रणालियों एवं नियंत्रण तंत्रों की समीक्षा करना, पूरे बैंक में परिचालन जोखिम के संबंध में जागरूकता पैदा करना, जोखिम की जिम्मेदारी सौंपना, जोखिम प्रबंधन गतिविधियों को व्यवसाय कार्यनीति के अनुरूप करना एवं विनियामक अपेक्षाओं का अनुपालन सुनिश्चित करना बैंक के परिचालन जोखिम प्रबंधन का उद्देश्य है।

ट.6. आस्ति देयता प्रबंधन

बैंक की आस्ति देयता प्रबंधन समिति अनवरत आधार पर बैंक के लिए उपयुक्त प्रक्रिया और प्रणाली विकसित करने में सक्रिय है, ताकि बाजार जोखिम जिसमें मूलतया चलनिधि जोखिम प्रबंधन एवं ब्याज दर जोखिम प्रबंधन शामिल हैं, की अनवरत पहचान हो सके और उन्हें विश्लेषित किया जा सके। यह अनवतर आधार पर तुलन पत्र आकार के साथ-साथ आस्ति एवं देयताओं के घटकों का विस्तृत व्यवहारपरक विश्लेषण भी करता है।

Asset Liability, Market Risk Management and Operational Risk Management Committees are in place to monitor risks in their respective areas on an ongoing basis.

K.2. Migration to Basel II

- The Bank, as per RBI Guidelines, has migrated to Basel II as on 31st March 2008 with the Standardized Approach for Credit Risk and Basic Indicator Approach for Operational Risk, having already implemented Standardized Duration Method for Market Risk with effect from 31.03.2006. Simultaneously, processes have been set in train for fine-tuning Systems & Procedures, Information Technology capabilities and Risk Governance Structure to meet the requirements of the Advanced Approaches.

K.3. Credit Risk Management

- Credit Risk Management processes encompass identification, assessment, measurement, monitoring and control of the credit exposures.
- The Bank has multiple Credit Risk Assessment models in place covering Manufacturing, Trade, Non-Banking Financial Corporations, Banks and Primary Dealers. The Credit Risk Models developed for Manufacturing and Trading sectors have been refined to conform to the requirements under Advanced Internal Based Approach of Basel II. The other models are also being reviewed.
- The Bank conducts Industry studies to assess the Risk prevalent in each industry and also gives guidelines to operating functionaries in lending to these industries. Industry wise exposure limits are fixed and monitored regularly.
- The Bank manages its portfolio of loan assets with a view to limiting concentrations in terms of risk quality, geography, industry, maturity and large exposure.

K.4. Market Risk Management

- Market risk is the risk that the value of the "on" & "off" balance sheet positions of the Bank will be adversely affected by movements in market variables viz: interest rates, exchange rates, equity and commodity prices.
- Market Risk Management is governed by Board approved Policies for Investment and Trading in Bonds, Equities and Foreign Exchange. The identification, measurement, monitoring and reporting of Market Risk is done by the Market Risk Management Department which is a part of the independent Risk Governance Structure of the Bank.
- Exposure, Stop loss and Duration limits have been prescribed. These limits along with other management action triggers, are tracked daily and necessary action initiated as required to control and manage Market Risk.
- In addition, Value at Risk (VaR) is generated on a daily basis for the purpose of close monitoring. Back testing of VaR numbers is also carried out to validate these measurements. The portfolio is also subjected to Stress testing under various scenarios so that a proper understanding of the potential losses under extreme price movements is always kept in view.

K.5. Operational Risk Management

- Operational risk is the risk of losses resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk includes legal and regulatory risk but excludes strategic and reputational risks.
- The Bank manages Operational risks by putting in place and maintaining a comprehensive system of internal controls and policies. The Operational Risk Management Policy of the Bank establishes a consistent framework for systematic and proactive identification, assessment, measurement, monitoring, and mitigation of operational risk. The policy applies to all business and functional areas within the Bank, and is supplemented by operational systems, procedures and guidelines which are periodically updated.
- All key processes, risks and controls are documented and periodic assessments of risks and controls are carried out. The Bank has initiated steps for creation of a loss database with a view to graduate to Advanced Measurement Approaches under the Basel II Guidelines.
- The objective of the Bank's Operational Risk Management is to continuously review systems and control mechanisms, create awareness of operational risk throughout the Bank, assign risk ownership, alignment of risk management activities with business strategy, and ensuring compliance with regulatory requirements.

K.6. Asset Liability Management

The Asset Liability Management (ALCO) of the Bank is engaged in evolving appropriate systems and procedures for ongoing identification and analysis of Market Risk which comprises mainly the Liquidity Risk Management and Interest Rate Risk Management. It also conducts a detailed Behavioural Analysis of the components of Assets & Liabilities besides Balance Sheet simulation, on an on-going basis.

बाजार संबंधी निधियों के अंतरण के लिए मूल्य निर्धारण जो कि एक वैज्ञानिक आंतरिक निधि अंतरण का मूल्य निर्धारण है, को आस्ति देयता प्रबंधन के पूरक के रूप में 1 अप्रैल 2007 से राष्ट्रीय बैंकिंग समूह की सभी शाखाओं में शुरू किया गया है। इससे बैंक की सभी शाखाएँ 1 अप्रैल 2007 से संशोधित अंतरण मूल्य निर्धारण के अंतर्गत आ गई हैं। संशोधित अंतरण मूल्य-निर्धारण से बाजार दरों के साथ उत्पाद के मूल्यों की तुलना कर शाखाओं की लाभप्रदता जानने में मदद मिलती है।

ट.7.देश संबंधी जोखिम और बैंक जोखिम

कई विदेशी वाणिज्यिक बैंकों पर उत्पाद-वार उपयुक्त बैंक निवेश जोखिम सीमाएँ निर्धारित कर विवेकपूर्ण जोखिम प्रबंधन सुनिश्चित किया जा रहा है। साख पत्र, बैंक गारंटियों, विदेशी मुद्रा और मुद्रा बाजार गतिविधियों के लिए पर्याप्त मात्रा में काउंटर पार्टी बैंक लिमिट की व्यवस्था रखी गई है। बैंकिंग योग्य प्रस्तावों को अनुमति प्रदान करने के लिए उन बैंकों के संबंध में निवेश/लाइन्स ऑफ क्रेडिट की सीमाएँ निर्धारित की गई है, जिन्हें हम स्वीकार करते हैं।

भारतीय रिज़र्व बैंक के दिशानिर्देशों के अनुसार देश संबंधी निवेश सीमाओं की स्थापना हेतु एक संशोधित देश-संबंधित जोखिम प्रबंधन नीति लागू की गई और पूरे बैंक के लिए समग्र देश संबंधी जोखिम का नियमित आधार पर मूल्यांकन किया जाता है।

ट.8. आंतरिक नियंत्रण

झ.8.1 बैंक में अंतर्निहित आंतरिक नियंत्रण प्रणाली मौजूद है, जिसके अंतर्गत प्रत्येक स्तर पर सुस्पष्ट जिम्मेदारियाँ निर्धारित की गईं हैं। बैंक के निरीक्षण एवं प्रबंधन लेखा-परीक्षा विभाग में बैंक कार्यकलाप के विभिन्न पहलुओं के लिए 3 स्तरीय लेखा परीक्षा अर्थात् निरीक्षण एवं लेखा-परीक्षा, ऋण लेखा-परीक्षा और प्रबंधन लेखा-परीक्षा की जाती है।

ट.8.1.1 निरीक्षण एवं लेखा-परीक्षा

भारतीय रिज़र्व बैंक के निर्देशानुसार जोखिम-आधारित पर्यवेक्षण के पूरक के रूप में दिनांक 1 अप्रैल 2003 को बैंक की लेखा-परीक्षा प्रणाली में जोखिम केंद्रित आंतरिक लेखा-परीक्षा शुरू की गई है। सभी देशी शाखाओं को व्यवसाय स्वरूप और जोखिम-संभावना के आधार पर तीन समूहों में विभाजित किया गया है और इन्हें जोखिम केंद्रित आंतरिक लेखा-परीक्षा के दायरे में लाया गया है।

ट.8.1.2 ऋण लेखा-परीक्षा

ऋण लेखा-परीक्षा का उद्देश्य रु.5 करोड़ और अधिक राशि के वाणिज्यिक ऋण-संविभाग की गुणवत्ता को निरंतर बढ़ाना है। ऋण-जोखिम पर अधिक ध्यान केंद्रित करने के लिए इसे जोखिम केंद्रित आंतरिक लेखा-परीक्षा से जोड़ा गया है। इसके अंतर्गत चूक की संभावना की परीक्षा की जाती है, जोखिमों का पता लगाया जाता है और जोखिम कम करने के उपाय सुझाए जाते हैं।

ट.8.1.3 प्रबंधन लेखा-परीक्षा

जोखिम प्रबंधन में प्रक्रियाओं द्वारा प्रणालियों की प्रभावोत्पादकता पर विशेष ध्यान देने के लिए प्रबंधन लेखा-परीक्षा को नई दिशा दी गई है। वर्ष के दौरान छ: मंडलों की जोखिम प्रबंधन लेखा-परीक्षा का कार्य पूरा किया गया।

ट.9. सतर्कता

बैंक का सतर्कता विभाग सतर्कता के 3 प्राथमिक पक्षों- निवारण, खोज और दंड का पर्यवेक्षण करता है। इसे विभिन्न माध्यमों यथा- प्रशिक्षण पद्धति, ग्राहक शिक्षण, निरीक्षण तथा लेखा-परीक्षा और उपयुक्त प्रोत्साहन योजनाओं के माध्यम से हासिल किया जाता है।

ठ.व्यवसाय आसूचना

बैंक में प्रबंधन सूचना प्रणाली को निरंतर परिष्कृत किया जा रहा है, ताकि विभिन्न प्रयोक्ता विभागों एवं प्रचालन इकाइयों की सूचना की निरंतर बढ़ती मांग को पूरा किया जा सके। डाटा वेयरहाउसिंग प्रोजेक्ट भी प्रक्रियाधीन है, जिसे निर्णय लेने की प्रक्रिया, विश्लेषण, अनुमान एवं रिपोर्टिंग में सहायता के लिए आवश्यक सभी प्रकार के आंकड़ों के लिए एकल स्रोत माना गया है।

ड.1 ग्राहक सेवा :

बैंक का मानना है कि भारतीय बैंकिंग उद्योग में उसकी अग्रणी स्थिति को बनाए रखने तथा उसमें सुधार करने के मामले में ग्राहक सेवा एक अत्यंत महत्वपूर्ण घटक है। बाजार हिस्सा एवं व्यवसाय संवृद्धि बढ़ाने में अच्छी ग्राहक सेवा के महत्व के बारे में ग्राहकों के बीच जागरूकता बढ़ाने के लिए बैंक ने वर्ष के दौरान कई पहल कीं। विपणन, अभिवृत्तीय परिवर्तन, व्यवसाय कार्यनीतियों एवं लक्ष्यों पर ध्यान देने के लिए स्टाफ के लिए आयोजित किए जाने वाले प्रशिक्षण कार्यक्रमों में परिवर्तन किया गया। बैंक के सभी स्टाफ सदस्यों को 'परिवर्तन' नामक प्रशिक्षण दिया गया। यह बताया गया है कि अधिकांश शाखाओं में कर्मचारियों में अभिवृत्तीय परिवर्तन लाने में परिवर्तन कार्यक्रम सफल रहा।

सभी महत्वपूर्ण केंद्रों पर नियमित रूप से ग्राहक बैठकों का आयोजन किया गया। ग्राहकों की शिकायतों एवं सेवा से संबंधित मामले पर इन बैठकों में बैंक के ग्राहकों, स्टाफ सदस्यों एवं वरिष्ठ अधिकारियों ने खुलकर प्रतिक्रिया व्यक्त की।

बैंक का टोल फ्री हेल्पलाइन नंबर (1800 112 211) पूछताछ एवं वैकल्पिक चैनलों से संबंधित शिकायतों के लिए रीटेल ग्राहकों को सातों दिन 24 घंटों उपलब्ध होने के अलावा उत्पादों से संबंधित व्यापक सूचना प्रदान करता है। इसके अलावा, बैंक के पास शिकायतों के समाधान के लिए उसके सभी 14 स्थानीय प्रधान कार्यालयों में इसी कार्य के लिए आबंटित विशेष हेल्पलाइन नंबर उपलब्ध हैं। प्रणाली से संबंधित ऐसे आम मुद्दों, जिनका समाधान करना आवश्यक है, की पहचान करने के लिए प्रत्येक तिमाही में ग्राहकों की शिकायतों का व्यापक विश्लेषण किया जाता है।

The Market Related Funds Transfer Pricing (MRFTP), a scientific internal funds transfer pricing, evolved a a supplement to Assets Liability Management (ALM) has been rolled out to all branches under National Banking Group (NBG) from 1st April 2007, thus covering all branches of the Bank under the revised transfer pricing from 1st April 2007. The revised transfer pricing helps in ascertaining the true profitability of branches by comparing the product prices with the market rates.

K.7. Country Risk & Bank Exposure

Prudent exposure risk management is being ensured by setting up appropriate bank exposure limits – product-wise, on a large number of Foreign Banks. Substantial counterparty bank limits for handling letters of credit, bank guarantees, forex and money market activities are in place. Limits are also set up for Investment/Lines of Credit related exposures on acceptable banks, in order to clear bankable propositions.

The Country Risk Management Policy, in line with RBI guidelines for setting up country exposure limits, is in place, and the overall country risk for the Bank as a whole is monitored on a regular basis.

K.8. Internal Controls

K.8.1 The Bank has an in-built internal control system with well-defined responsibilities at each level. The Inspection & Management Audit Department of the Bank carries out 3 streams of audit, viz. Inspection and Audit, Credit Audit and Management Audit, covering different facets of the Bank's activities.

K.8.1.1 Inspection and Audit

Risk Focused Internal Audit (RFIA), an adjunct to risk based supervision, as per RBI directives, was introduced in the Bank's audit system on 01.04.2003. All domestic Branches have been segregated into 3 groups on the basis of business profile and risk exposures, and are being subjected to RFIA.

K.8.1.2 Credit Audit

Credit Audit aims at achieving continuous improvement in the quality of the Commercial Credit portfolio with exposures of Rs.5 crore and above. Duly aligned with Risk Focused Internal Audit, it examines the probability of default, identifies risks and suggests risk mitigation measures.

K.8.1.3 Management Audit

Management audit has been reoriented to focus on the effectiveness of risk management in processes and procedures. Management Audit of six Circles was taken up and completed during the current year.

K.9. Vigilance

Vigilance Department of the Bank oversees 3 primary aspects of vigilance: Preventive, Detective and Punitive. This is achieved through various means, i.e through linkages with the training system, customer education, Inspection & Audit Department, as well as suitable incentive schemes.

L. BUSINESS INTELLIGENCE

MIS in the Bank is being constantly assessed, upgraded and fine tuned to cater to the growing information requirements of various user departments and operational units. A Data Warehousing Project conceived as a single source for all data required for support in decision making, analysis, forecast and reporting is under progress.

M.1 Customer Service:

The Bank strongly believes that customer service will be the most important factor in maintaining and improving its leadership in India's Banking Industry. The Bank took several initiatives during the year to enhance awareness among staff on the importance of good customer service in enhancing market share and business growth. The training programmes for staff were revamped to focus on marketing, attitudinal changes, business strategies and goals. All the staff of the Bank were exposed to a training programme called "Parivartan" (Transformation). The Parivartan programme has been successful in bringing about attitudinal changes in employees at most of the branches.

Open customer meets were conducted regularly at all important centres. The Bank's customers, staff and senior Officials freely interacted at these meets on issues relating to customer grievances and service.

The Bank's toll free Helpline number (1800 112 211) offers comprehensive product information to retail customers apart from being available 24x7 for enqiries and grievances relating to alternate channels. Besides, the Bank has dedicated helpline numbers available at all its 14 Local Head Offices for grievance redressal. A comprehensive analysis of customer grievances is done every quarter to identify common systemic issues that need rectification.

ड.2 सामाजिक सेवा बैंकिंग

बैंक अपने सामान्य बैंकिंग परिचालनों के अलावा एक जिम्मेदार एवं संवेदनशील कारपोरेट नागरिक के रूप में अपने लाभ के कुछ भाग का पुनर्निवेश समाज के निर्धन, उपेक्षित, कमजोर और निचले वर्गों का जीवन स्तर बेहतर बनाने से संबंधित समाज कल्याण की विभिन्न परियोजनाओं के लिए करता है।

वित्तीय वर्ष 2007-08 में बैंक ने विभिन्न राहत निधियों एवं सामाजिक उन्मुख परियोजनाओं के लिए गैर सरकारी संगठनों/न्यासियों/सोसाइटियों को रु.8.11 करोड़ का दान दिया। ग्रामीण समाज विकास में बैंक के योगदान के लिए उसे वर्ष 2007 के लिए प्रतिष्ठित रीडर्स इइजेस्ट पेगासस कारपोरेट सोशल रेस्पांसिबिलिटीस पुरस्कार दिया गया। वास्तव में हमारा बैंक ऐसा पुरस्कार प्राप्त करने वाला अकेला बैंक रहा।

'एडाप्शन ऑफ दि गर्ल चाइल्ड योजना के अंतर्गत देश भर में शाखाओं द्वारा 8,300 से भी अधिक बालिकाओं को गोद लिया गया है, ताकि उनकी शिक्षा संबंधी व्यय की पूर्ति हेतु उन्हें वित्तीय सहायता प्रदान की जा सके। यह मात्र वित्तीय सहायता योजना नहीं है, बल्कि यह एसबीआइ लेडीज क्लब सदस्यों की सक्रिय भागीदारी से बालिकाओं को भावनात्मक एवं मनोवैज्ञानिक सहायता प्रदान करती है।

बैंक ने अभी तक अनुसंधान एवं विकास निधि से विभिन्न विश्वविद्यालयों एवं शैक्षणिक संस्थानों के 71 पीठों/अनुसंधान परियोजनाओं के लिए रु.6.61 करोड़ दिए हैं। वर्तमान वर्ष के लिए भारतीय स्टेट बैंक ने लंदन स्कूल ऑफ इकॉनमिक्स को उनके एशिया रिसर्च सेंटर में भारतीय रिज़र्व बैंक की सहभागिता से भारतीय वेधशाला एवं आइ जी पटेल चेयर की स्थापना के लिए 100000 स्टेर्लिंग पाउंड दिए हैं।

	विविध
ढ	कारपोरेट संप्रेषण एवं परिवर्तन
ण	संगठनात्मक योजना
त	सूचना का अधिकार अधिनियम (आरटीआइ अधिनियम 2005)
थ	मानव संसाधन प्रबंधन
द	व्यवसाय प्रक्रिया पुनर्विन्यास
ध	राजभाषा

ढ. कारपोरेट संप्रेषण तथा परिवर्तन

वर्ष के दौरान समूचे बैंक के स्टाफ सदस्यों के लिए **'परिवर्तन'** के नाम से व्यापक स्तर पर आंतरिक संप्रेषण कार्यक्रम आयोजित किया गया। इस कार्यक्रम के अंतर्गत करीब 3300 दो-दिवसीय कार्यशालाओं का आयोजन किया गया जिसमें 360 विशेष रूप से प्रशिक्षित प्रशिक्षकों द्वारा 100 दिनों की अवधि में बैंक के 1,30,000 कर्मचारियों को प्रशिक्षित किया। बैंक के इतिहास में यह पहली बार है कि इतने अल्पावधि में इतने लोगों को प्रशिक्षित किया गया। इन कार्यशालाओं ने बैंक के सभी कर्मचारियों को आकृष्ट किया। परिवर्तन ने बैंक के समस्त कर्मचारियों में एक नई और सकारात्मक ऊर्जा संचारित किया और इसके माध्यम से बैंक में खुली संस्कृति की शुरुआत हुई।

भुवनेश्वर में स्थित जेवियर इंस्टिट्यूट आफ मैनेजमैंट द्वारा किए गए अध्ययन में यह पाया कि परिवर्तन के द्वारा पहचान किए गए सभी 25 ग्राहक सेवा मानदंडों के अंतर्गत एक व्यापक सकारात्मक बदलाव आया है।

इस परिवर्तन की प्रक्रिया के अंतर्गत बैंक के वरिष्ठ प्रबंधन के लिए विशेष व्यापक चिंतन-मनन बैठकें आयोजित की गईं जिसमें बैंक के प्रत्येक व्यवसाय और प्रत्येक समूह प्रधान के लिए निश्चित अवधि निर्धारित करते हुए परिवर्तन के विभिन्न पहलों और मानव संसाधन की पहलों की पहचान की गई। वर्ष के दौरान इनमें से कई पहलों पर पूर्ण रूप से कार्रवाई की गई और कई पहलों पर आरंभिक स्तर पर कार्यान्वित करने हेतु अनुवर्ती कार्रवाई की गई है।

ण. संगठनात्मक योजना - बैंक के वरिष्ठ पदों में परिवर्तन :

बड़े कारपोरेट ग्राहकों की आवश्यकताओं को पूरा करने, ग्रामीण तथा अर्द्ध-शहरी केंद्रों के व्यवसाय में वृद्धि, निजी ईक्विटी, संपदा तथा उद्यमों के लिए पूंजी व्यवसाय पर ध्यान केंद्रित करने और जोखिम प्रबंधन से संबंधित भारतीय रिज़र्व बैंक के अनुदेशों के अनुपालन, बेसल- II समझौते को कार्यान्वित करने के उद्देश्य से नई पहल के तहत वर्ष के दौरान कई नए वरिष्ठ पदों का सृजन किया गया।

वर्ष के दौरान निम्नलिखित नए पदों का सृजन किया गया :

1. प्रबंध निदेशक तथा मुख्य ऋण एवं जोखिम अधिकारी
2. उप प्रबंध निदेशक तथा समूह कार्यपालक (थोक बैंकिंग समूह)
3. उप प्रबंध निदेशक तथा समूह कार्यपालक (मिड कारपोरेट समूह)
4. उप प्रबंध निदेशक तथा समूह कार्यपालक (अनुषंगी व्यवसाय समूह)
5. उप प्रबंध निदेशक तथा समूह कार्यपालक (ग्लोबल मार्केट्स)
6. मुख्य महाप्रबंधक (मुख्य सूचना अधिकारी-ग्लोबल आईटी)
7. मुख्य महाप्रबंधक (नव व्यवसाय निजी ईक्विटी, संपदा तथा उद्यम पूंजी निधि)
8. मुख्य महाप्रबंधक (ग्रामीण व्यवसाय-कृषीतर)
9. मुख्य महाप्रबंधक (सीपीपीडी)
10. मुख्य महाप्रबंधक (नव व्यवसाय - पैंशन निधि एवं साधारण बीमा)
11. महाप्रबंधक (नव व्यवसाय -धन संपदा प्रबंधन एवं निजी बैंकिंग)
12. उप महाप्रबंधक (वैकल्पिक माध्यम)
13. उप महाप्रबंधक (समूह जोखिम प्रबंधन विभाग)

M.2 Community Services Banking

Apart from the normal banking operations, the Bank, as a responsible and responsive corporate citizen, seeks to reinvest part of its profit in various community welfare projects to improve the quality of life of the poor, neglected, weaker and downtrodden sections of society.

In the financial year 2007-08, the Bank made donations aggregating Rs. 8.11 crore to various Relief Funds and also to NGOs / Trusts / Societies for their projects with social orientation. In recognition of its contribution to Rural Community Development, the Bank was awarded the prestigious Reader's Digest Pegasus Corporate Social Responsibilities Award 2007. Infact, it was the only Bank to have received this recognition.

Under a new scheme named 'Adoption of the Girl Child' over 8,300 poor girl children have been adopted by various branches throughout the country to meet their personal and educational expenses. This is not merely a financial assistance scheme but offers emotional and psychological support to the 'adopted girls' due to the active involvement and care of the SBI Ladies Clubs.

From the Research and Development Fund, the Bank has so far extended Rs.6.61 crore as research grants to 71 chairs / research projects at various Universities and Academic institutions. For the current year SBI has extended 100000 Sterling Pounds to London School of Economics for establishing an India Observatory and I.G.Patel Chair at their Asia Research Centre in participation with RBI.

	Miscellaneous
N	Corporate Communication & Change
O	Organisational Planning
P	Right to Information Act (RTI Act 2005)
Q	Human Resources Management
R	Business Process re-engineering
S	Official Language

N. CORPORATE COMMUNICATION & CHANGE

During the year, the first Mass Internal Communication Programme named "Parivartan" was rolled out across the Bank. Over 3300 inclusive Two Day workshops were conducted by over 360 specially trained Trainers in a span of 100 days covering 1,30,000 employees. Never in the history of the bank had so many been trained in so short a time. The workshops caught the imagination of all employees and unleashed a new positive energy.

A professional Study conducted by Xavier Institute of Management, Bhubaneswar, found that Parivartan had brought about a perceptible positive change in each of the 25 identified Customer Service parameters.

As a part of the Transformation process, special brain storming Conclaves were held for the Top Management of the Bank where various Transformational Initiatives were identified and discussed with fixed time lines, for each Business and Group Head in the Bank. Many of these initiatives were completed during the year and many are being closely followed up for implementation at grass root level.

O. ORGANISATIONAL PLANNING – CHANGES IN SENIOR POSITIONS IN THE BANK

New Senior positions were created during the year as part of new initiatives for complying with RBI guidelines relating to Risk Management, implementation of Basel-II accord, catering to the needs of large corporate customers, to drive business growth in non-farm sector in Rural & Semi Urban Centres and for targeting Private Equity, Realty and Venture Capital Fund Business.

The following new positions were created during the year:

1. Managing Director & Chief Credit and Risk Officer,
2. Deputy Managing Director & GE (Wholesale Banking Group),
3. Deputy Managing Director & GE (Mid Corporate Group),
4. Deputy Managing Director & GE (Subsidiaries Business Group),
5. Deputy Managing Director & GE (Global Markets),
6. Chief General Manager (Chief Information Officer – Global IT),
7. Chief General Manager (New Business Private Equity, Realty & Venture Funds),
8. Chief General Manager (Rural Business – Non-farm),
9. Chief General Manager (CPPD),
10. General Manager (New Business – Pension Funds & General Insurance),
11. General Manager (New business –Wealth Management & Private Banking),
12. Deputy General Manager (Alternate Channels),
13. Deputy General Manager (Group Risk Management Department)

त. सूचना का आधिकार अधिनियम 2005 (आरटीआई अधिनियम 2005)

सूचना का अधिकार अधिनियम 2005 के अंतर्गत प्राप्त होने वाले विभिन्न आवेदनों पर विचार करने हेतु बैंक द्वारा सुव्यवस्थित संरचना तैयार की गई है। सभी शाखा प्रमुखों (सीएजी को छोड़कर) आंचलिक कार्यालयों/ स्थानीय प्रधान कार्यालयों में कार्यालय प्रशासन के विभागाध्यक्षों तथा कारपोरेट केंद्र में सहायक महाप्रबंधक (आरटीआई) को एसीपीआईओ पदनामित किया गया है। स्थानीय प्रधान कार्यालयों में नेटवर्क के महाप्रबंधकों, मिड कारपोरेट-क्षेत्र के महाप्रबंधकों, कारपोरेट केंद्र में महाप्रबंधक (एसएएमजी) और महाप्रबंधक (राजभाषा एवं कारपोरेट सेवाएं) को सीपीआईओ के रूप में पदनामित किया गया है। स्थानीय प्रधान कार्यालयों को मुख्य महाप्रबंधक कारपोरेट लेखा समूह, मिड कारपोरेट समूह, तनावग्रस्त आस्ति प्रबंधन समूह को अधिनियम के अंतर्गत अपने अपने नियंत्रण का और कारपोरेट केंद्र व उसकी संस्थापनाओं के लिए मुख्य महाप्रबंधक (बैंकिंग परिचालन) को अपील-प्राधिकारी पदनामित किया गया है। कारपोरेट केंद्र में अलगसे एक सूचना का अधिकार अधिनियम विभाग (आरटीआइ डिपार्टमेंट) की स्थापना इस अधिनियम के अंतर्गत आने वाले विभिन्न मामलों के समन्वय हेतु की गई है। आम जनता की सुविधा के लिए बैंक ने ईमेल लिंक riacell @sbi.co.in अपनी वेबसाईट http://sbi.co.in पर उपलब्ध कराया है।

थ. मानव संसाधन

थ.1. ज्ञानार्जन तथा विकास

बैंक ने अपनी श्रम शक्ति को बनाए रखने तथा उन्हें प्रोत्साहित करने के लिए कई महत्वपूर्ण कदम उठाए हैं।

परिवर्तन अभियान के द्वारा कर्मचारियों में सृजित ऊर्जा को केंद्रीकृत करने के लिए और नई कल्पना, ध्येय तथा मूल्यों को स्थापित करने के लिए बैंक ने एक महत्वपूर्ण प्रयोग की शुरुआत की है जो शीघ्र ही प्रारंभ की जाएगी।

एस. पी. जैन प्रबंध संस्थान के साथ प्रायोजित गठजोड़ के जरिए प्रबंधन शिक्षण हेतु युवा अधिकारियों को प्रोत्साहित किया जा रहा है. प्रायोगिक आधार पर इस कार्यक्रम में 50 अधिकारियों का नामांकन किया गया है।

अपने 4 शीर्ष प्रशिक्षण संस्थानों तथा देशभर में फैले 45 ज्ञानार्जन केंद्रों की वजह से बैंक प्रशिक्षण तथा विकास के क्षेत्र में बैंक बहुत आगे है। साथ ही बैंक द्वारा ई-लर्निंग की शुरुआत की गई है जिससे कि कहीं भी कभी भी ज्ञानार्जन में सहायता मिलेगी।

थ. 2. एचआरएमएस

कर्मचारी प्रबंधन के क्षेत्र में प्रौद्योगिकी को और आगे बढ़ाने के लिए बैंक ने अपने एसएपी-ईआरपी-एचआरएमएस सॉफ्टवेयर के माध्यम से मानव संसाधन प्रसंस्करण के स्वचालन की शुरुआत की है। पूर्ण रूप से कार्यान्वित हो जाने पर यह न केवल सभी कर्मचारियों से संबंधित महत्वपूर्ण विवरण का भंडार होगा अपितु इसकी सहायता से स्टेट बैंक समूह के सभी कर्मचारियों के लिए विविध सेवाओं के लिए अनुरोध जैसे वैयक्तिक आंकड़ों आदि का तत्काल आनलाईन दर्शन, आंकड़ों की प्रस्तुति संभव हो जाएगी। एचआरएमएस के द्वारा मानव संसाधन का प्रचालन कार्य दक्षतापूर्वक किया जा सकेगा और इससे कर्मचारियों से संबंधित निर्णय तत्परता से लिए जा सकेंगे। साथ ही स्टेट बैंक, आई बी आय तथा अनुषंगी बैंक के पेंशनर भी इसमें शामिल होंगे तथा उनके पेंशन का भुगतान इसके माध्यम से किया जा सकेगा।

थ. 3. कार्मिक प्रबंधन

बैंक के द्वारा सभी शाखा प्रबंधकों/ क्षेत्रों के सहायक महाप्रबंधकों/ माड्यूल के उप महाप्रबंधकों के लिए निष्पादन आधारित प्रोत्साहन योजना और शाखा के कर्मचारियों के लिए समूह प्रोत्साहन योजना प्रारंभ की गई है। इस योजना को प्रारंभ करने का मुख्य उद्देश्य शाखा के कर्मचारियों को प्रेरित और प्रोत्साहित करना है ताकि अर्थव्यवस्था के उदारीकरण के कारण उत्पन्न कड़ी प्रतिस्पर्धा का बैंक डटकर सामना कर सके तथा अन्य बैंकों की तुलना में आगे रह सके। स्टाफ सदस्यों को प्रेरित करने और बैंक के लिए व्यवसाय जुटाने में यह योजना सफल रही है।

थ. 4. कर्मचारी शेयर क्रय योजना (एसबीआइ इएसपीएस-2008)

बैंक ने राईट इश्यू के साथ कर्मचारियों के लिए शेयर क्रय योजना की शुरुआत की है जिसका मुख्य उद्देश्य पात्र कर्मचारियों को प्रोत्साहित करना और उनके प्रयासों की सराहना करना जिनकी वजह से बैंक लगातार सफल रहा है और इसके द्वारा कर्मचारियों को आकर्षित व प्रोत्साहित करना और योग्य और दक्ष कर्मचारियों को बैंक में बनाए रखने के साथ साथ शेयरधारिता को प्रोत्साहित करना भी है।

शेयर का मूल्य रु. 1590/- (प्रति एक शेयर का अंकित मूल्य 10/- रु.) प्रति शेयर रखा गया जो राईट इश्यू के अंतर्गत कर्मचारियों को दिया गया। यह योजना 28.03.2008 को खुली और 30.04.2008 को बन्द हुई।

थ. 5. औद्योगिक संबंध

1. वर्ष के दौरान मानव संसाधन के अंतर्गत कई प्रोत्साहन योजनाओं जैसे कि स्टाफ सदस्यों के लिए निष्पादन आधारित प्रोत्साहन का भुगतान, पदोन्नति नीति को युक्तिसंगत बनाना तथा विभिन्न कर्मचारी ऋण योजनाओं में सुधार करने का कार्य प्रारंभ किया गया। इन सभी योजनाओं के द्वारा कर्मचारियों को प्रेरित करने में काफी हद तक सहायता मिली है।

P. RIGHT TO INFORMATION ACT 2005 (RTI ACT 2005)

Structure has been put in place for handling all matters relating to RTI Act 2005. All Branch Heads (except CAG), Assistant General Manager (COO) at CAG branches, all Heads of OAD at OLROs/RBOs/ZOs/ LHOs and Assistant General Manager (RTI) at Corporate Centre have been designated as Assistant Public Information Officers (ACPIOs). General Managers of Networks at Local Head Offices, Deputy General Managers & Branch Heads of Corporate Account Group, General Manager of Mid Corporate-Region, General Manager of Stressed Assets Management Group (SAMG) and General Manager (OL & CS) at Corporate Centres have been designated as Central Public Information Officers (CPIOs). The Chief General Managers of LHOs, Corporate Account Group, Mid Corporate Group, Stressed Assets Management Group have been designated as Appellate Authority under the Act in their respective area of control and Chief General Manager (Banking Operations) for Corporate Centres and its establishments. An exclusive 'RTI Department', has been created at Corporate Centre to handle and co-ordinate various issues under the Act. For the convenience of the public, the Bank has created an RTI link in its website http://sbi.co.in and assigned an e-mail address riacell@sbi.co.in.

Q. HUMAN RESOURCES

Q.1 Learning & Development

Bank has taken up several key initiatives to motivate and retain its manpower.

In order to channelize the energy created by the Parivartan campaign, the Bank has launched a landmark exercise for creation of the new Vision Mission & Values statement which will be in place shortly.

Young officers are being encouraged to takeup management education by way of sponsorship tie-up with the S. P. Jain Institute of Management. 50 officers have been enrolled in the programme on a trial basis.

Bank is strong in the areas of training & development through 4 apex level training colleges and 45 learning centres across the country. 'e-learning' project has been launched to enable any where, anytime learning.

Q.2. HRMS

For leveraging technology in employee management area, the Bank has started automation of its HR processes through SAP-ERP-HRMS software. Once fully implemented, it will not only create a central repository of all employees data but also will make available a variety of services, like online request submission and viewing of individual data etc. to all the employees across the State Bank group on an online 'real time' basis. HRMS will bring efficiency in HR operations and help the Management in making employee related decisions faster. Pensioners of SBI, IBI and Associate Banks will also form a part of this initiative and their pension will be processed through HRMS.

Q.3. Personnel Management

The Bank has launched Performance Linked Incentive Scheme for the Branch Managers/AGMs(Region)/ DGMs(Module) and Team Incentive Scheme for the staff members of the Branch. The incentive scheme was launched with the aim of enthusing and motivating the staff members of the Branch so that the bank is placed in a position to face the competition unleashed due to liberalization of economy and maintain its lead over others. The scheme has been successful in enthusing the staff and garnering business for the Bank.

Q.4. Employees Share Purchase Scheme (SBI ESPS-2008)

The Bank also launched Employees Share Purchase Scheme alongwith the Rights issue with the objective of providing incentive to Eligible Employees, to stimulate their efforts towards the continued success of the Bank and to provide a means to attract, reward and retain talent in the Bank, to reward eligible employees as also to encourage equity ownership by them.

The price was fixed at Rs.1590/- (the face value of 1 share is Rs.10/-) per equity share. The Scheme opened on 28.03.2008 and closed on 30.04.2008.

Q.5. Industrial Relations

1. A number of HR initiatives such a payment of performance linked incentives to staff, rationalisation of promotion policies and improvement in various staff loan schemes were taken up during the year. Such initiatives have helped in increasing the motivation level of staff significantly.

2. शाखाओं का विस्तार करने की बैंक की वर्तमान योजना के अंतर्गत कर्मचारियों की कमी को पूरा करने के और बैंक के उत्पादों के विपणन के लिए महानगरों/शहरी, ग्रामीण तथा अर्द्ध शहरी केंद्रों में अलग अलग भर्ती अभियान शुरू किए गए। इससे कर्मचारियों की औसत आयु में भी कमी आयी और युवा कर्मचारियों को अग्रिम पंक्ति के कर्मचारियों के रूप में नियुक्त किया जा सका।
3. वर्ष के दौरान कर्मचारी एवं अधिकारी संघों से चर्चा और सलाह का सिलसिला जारी रहा।
4. वर्ष के दौरान बैंक के औद्योगिक संबंधों की स्थिति मैत्रीपूर्ण रही।

थ. 6. स्टाफ संख्या

31 मार्च 2008 तक की स्थिति के अनुसार बैंक में कुल 1,79,205 कर्मचारी कार्यरत हैं। इनमें से 32.23% अधिकारी, 42.87% लिपिकीय कर्मचारी और शेष 24.90% अधीनस्थ कर्मचारी हैं।

थ. 7. विकलांग व्यक्ति अधिनियम (पीडब्ल्युडी) 1995 का कार्यान्वयन :

बैंक विकलांग व्यक्तियों के लिए भारत सरकार के दिशा निर्देशों तथा विकलांग व्यक्ति अधिनियम 1995 की धारा 33 के तहत विकलांगों को आरक्षण उपलब्ध कराता है। 31.03.2008 तक की स्थिति के अनुसार बैंक में कार्यरत विकलांग व्यक्तियों का विवरण निम्नानुसार है :

तालिका : 12 विकलांग कर्मचारियों की संख्या

श्रेणी	कुल संख्या	विकलांग कर्मचारियों की संख्या
अधिकारी	57765	279
लिपिक	76818	584
अधीनस्थ	44622	204
कुल	179205	1067

थ. 8. अनुसूचित जातियों और अनुसूचित जनजातियों का प्रतिनिधित्व

31 मार्च 2008 तक की स्थिति के अनुसार बैंक की कुल स्टाफ-संख्या में अनुसूचित जाति के सदस्यों की संख्या 34,802 (19.42%) तथा अनुसूचित जनजाति के सदस्यों की संख्या 11460 (6.30%) है।

अनुसूचित जातियों और अनुसूचित जनजातियों के कर्मचारियों की शिकायतों के प्रभावी निराकरण के लिए, बैंक के सभी प्रशासनिक कार्यालयों में संपर्क अधिकारी पदनामित किए गए हैं। कारपोरेट केंद्र, स्थानीय प्रधान कार्यालयों और आंचलिक कार्यालयों में बैंक के वरिष्ठ अधिकारी, अनुसुचित जाति और अनुसूचित जनजाति कल्याण महासंघ और अनुसूचित जनजाति कल्याण संघ के प्रतिनिधियों से आवधिक अंतरालों पर नियमित बैठकें करते हैं। बैंक द्वारा अनुसूचित जाति/अनुसूचित जनजाति/अन्य पिछड़े वर्गों के लिए आरक्षण नीति पर कार्यशालाएं आयोजित की जाती हैं। इसके साथ-साथ बैंक द्वारा अनुसूचित जाति तथा अनुसूचित जनजाति के अभ्यर्थियों के लिए भर्ती तथा पदोन्नति से पूर्व प्रशिक्षण कार्यक्रम आयोजित किए जाते हैं जिससे कि वे निर्धारित मानदंड प्राप्त कर सकें और प्रभावी रूप से अन्य अभ्यर्थियों से मुकाबला कर सकें।

द. व्यवसाय प्रक्रिया पुनर्विन्यास (बीपीआर)

बीपीआर परियोजना का उद्देश्य बैंक को एक विश्वस्तरीय वित्तीय संस्था बनाना है जो अत्यंत सक्रियता के साथ नए ग्राहकों तक अपनी पहुंच बना सके, वर्तमान ग्राहकों के साथ मजबूत तथा स्थाई संबंध स्थापित कर सके तथा विविध माध्यमों से सभी ग्राहकों को सर्वोत्तम सेवा प्रदान कर सके। तदनुसार कई पहलों की अभिकल्पना की गई और कई योजनाएं पूरे बैंक में लागू की गईं जिसके परिणामस्वरूप बैंक को निम्नलिखित लाभ प्राप्त हुए :

- खुदरा ऋण, लघु एवं मध्यम उद्यम ऋणों के लिए केंद्रीकृत संसाधन केंद्र और व्यापार वित्त स्थापित किए गए जिनमें से अधिकांश को अंतिम स्तर मॉडल के रूप में परिवर्तित किया गया, जिनके अंतर्गत ऋण से संबंधित शुरू से लेकर अंत तक की कारवाई की जाती है।
- महत्वपूर्ण केंद्रों पर संबंध प्रबंधकों की नियुक्ति की गई जिससे कि कारपोरेट ग्राहकों के साथ-साथ बड़े तथा उच्च मालियत वाले ग्राहकों को व्यक्तिगत रूप से सेवाएं प्रदान की जा सकें।
- विभिन्न उत्पादों का प्रति-विक्रय (क्रास सेलिंग)
- संभावित बाजार को लक्ष्य करके समर्पित विक्रय समूह जैसे गृह ऋण विक्रय समूह तथा बहु-उत्पाद विक्रय समूह का गठन।
- विभिन्न ऋणों की मंजूरी प्रक्रिया के लिए लगने वाले समय को कम करना।
- आस्ति तथा प्रलेखीकरण की गुणता में सुधार।
- केंद्रीकृत समाशोधन गतिविधियों के लिए केंद्रीय संसाधन केंद्र की स्थापना जिससे शाखाओं को ग्राहक सेवाओं पर ध्यान देने हेतु मुक्त रखा जा सके।
- केंद्रीकृत पेंशन प्रसंस्करण केंद्रों द्वारा पेंशनभोगियों को समय पर सही पेंशन का भुगतान।
- शाखाओं में पर्याप्त स्थान उपलब्ध कराने हेतु प्रलेख अभिलेख केंद्र का सृजन।
- 24X7 आधार पर ग्राहकों को बैंक के विभिन्न उत्पादों की जानकारी उपलब्ध कराने हेतु टोल-फ्री संपर्क केंद्र स्थापित करना।
- गति एवं दक्षता में वृद्धि करने तथा ग्राहक सेवा को सुधारने हेतु संगठनात्मक संरचना में स्तरों को कम करना।

2. To meet requirement of staff for an ongoing branch expansion programme, separate recruitment exercises were undertaken to recruit clerical staff for metro/urban centres, rural/semi-urban centres and also for marketing. This also helped in reducing the age profile of staff and posting of younger staff at the front line.

3. The process of consultation and discussion with both the staff and officers federations continued during the year.

4. The industrial relations climate of the Bank remained cordial during the year.

Q.6. Staff Strength

The Bank had a total strength of 1,79,205 on the 31st March, 2008. Of this, 32.23% are officers, 42.87% clerical staff and the remaining 24.90% were sub-staff.

Q.7. Implementation of Persons with disabilities (PWD) Act 1995

Our Bank provides reservation to persons with disabilities (PWDs) as per the guidelines of the Government of India and section 33 of the PWD Act 1995. The total number of persons with disabilities who were employed as on 31.03.2008 was as follows:

Table : 12 Number of Persons with disabilities

Category	Total strength	No.of persons with Disabilities
Officers	57765	279
Clerical	76818	584
Sub-staff	44622	204
Total	179205	1067

Q.8. Representation of Scheduled Castes and Scheduled Tribes

As on the 31st March, 2008, 34802 (19.42%) of the Bank's total staff strength, belonged to Scheduled Caste and 11460 (6.30%) belonged to Scheduled Tribes.

In order to effectively redress the grievances of the SC/ST employees, Liaison Officers have been designated at all administrative offices of the Bank. Senior officials of the Bank hold regular meetings at periodic intervals with the representatives of SC/ST Welfare Federation and SC/ST Welfare Association at Corporate Centre, LHOs and Zonal Offices. The Bank conducts workshops on reservation policy for SCs/STs/OBCs. So also, pre-recruitment and pre-promotion training programmes are conducted by the Bank to enable SC/ST candidates to achieve the prescribed standards to effectively compete with other candidates.

R. BUSINESS PROCESS RE-ENGINEERING (BPR)

The BPR Project aspires to transform the Bank into a world class financial institution by proactively reaching out to new customers, building strong and lasting relationships with existing customers and providing best quality service to all customers across multiple channels. Accordingly, a number of new initiatives have been designed, piloted and rolled out across the Bank, which resulted in the following benefits:

- Centralised Processing Centres for Retail loans, Small & Medium enterprise loans, and Trade Finance were set up and later most of them were converted into end state models, wherein the end to end processes have been taken over.
- Positioning Relationship Managers at strategic centres to extend personalized service to mass affluent and HNI (high networth individuals).
- Cross-selling of various products
- Dedicated Sales Teams like Home Loans Sales Team and Multi Product Sales Team to target niche markets.
- Assured Standard Turn Around Time for various sanction processes
- Improvement in quality of Assets and Documentation.
- Establishment of Clearing CPCs to Centralise clearing related activities and free up branches to focus on customer services
- Accurate and timely payment of pensions to pensioners through Centralised Pension Processing Centres
- Creation of Document Archival Centre to free up valuable space in branches
- Contact Centre with toll-free number for providing information on products to the customers on 24X7 basis
- Delayering the organizational structure for increasing speed and efficiency and to improve customer sevice

वर्ष के दौरान उपर्युक्त बीपीआर से संबंधित पहलों को निम्नलिखित केंद्रों को स्थापित कर विस्तारित किया गया।

- 113 खुदरा आस्ति केंद्रीकृत प्रक्रिया केंद्र तथा 113 लघु एवं मध्यम उद्यम नगर ऋण केंद्र खोले गए जो 2400 शाखाओं को कवर करती हैं।
- 2240 शाखाओं को कवर करते हुए 100 तनाग्रस्त आस्ति संकल्प केंद्र खोले गए।
- 966 शाखाओं को कवर करते हुए 18 व्यापार वित्त केंद्रीकृत प्रक्रिया केंद्र खोले गए।
- 5814 शाखाओं को कवर करते हुए 14 केंद्रीकृत पेंशन प्रक्रिया केंद्र (सीपीपीसी) खोले गए।
- 938 शाखाओं को कवर करते हुए 37 केंद्रीकृत समाशोधन प्रक्रिया केंद्र (सीसीपीसी) खोले गए।
- 3120 शाखाओं को कवर करते हुए 4 देयता केंद्रीकृत प्रक्रिया केंद्र (एलसीपीसी) खोले गए।
- 1877 शाखाओं तथा 1221 शाखेतर एटीएमों को कवर करते हुए 97 मुद्रा प्रशासन कक्ष (सीएसी) खोले गए।
- ग्राहकों की सुविधा के लिए देशभर में 2112 शाखाओं की संरचना में भी बदलाव किए गए।
- 8 केंद्रों में 68 शाखाओं को कवर करते हुए मंजूरी उपरांत प्रक्रिया की देख-रेख के लिए मिड कारपोरेट ऋण प्रशासन इकाई स्थापित की गई।

  इन प्रयासों से बैंक को नई परिचालन संरचना सृजित करने में सहायता मिलती है जिससे वैश्विक चुनौतियों का सामना किया जा सकेगा।

ध. राजभाषा

वर्ष के दौरान राजभाषा नीति से संबंधित वैधानिक आवश्यकताओं का पूर्ण रूप से अनुपालन किया गया। हिंदी के प्रयोग को प्रारंभ करने व उसे और आगे बढ़ाने के लिए कई कदम उठाए गए जिनमें से कुछ निम्नानुसार हैं :

एसबीआइ गोल्ड इंटरनेशनल डेबिट कार्ड (वीजा) जिसके इस वर्ष शुरू किया गया अब द्विभाषी रूप से जारी किया जा रहा है। द्विभाषी रूप में जारी यह पहला अंतराष्ट्रीय डेबिट कार्ड है।

प्रचार/शैक्षणिक सामग्री को अब हिंदी के साथ-साथ क्षेत्रीय भाषा में भी तैयार किया जा रहा है।

उत्तरदायित्व विवरण :

निदेशक -बोर्ड एतद्द्वारा उल्लेख करता है कि :

1. वार्षिक लेखे तैयार करते समय लेखा मानकों कर समुचित अनुपालन किया गया है और उससे विचलन की स्थिति में समुचित स्पष्टीकरण दिया गया है;
2. उन्होंने ऐसी लेखा नीतियों का चयन एवं निरंतर प्रयोग किया है और ऐसे निर्णय लिए हैं और प्राक्कलन किए हैं, जो 31 मार्च 2008 को बैंक के कार्यकलाप और उक्त दिनांक को समाप्त वर्ष हेतु बैंक के लाभ या हानि की सही एवं निष्पक्ष स्थिति दर्शाने के लिए पर्याप्त एवं विवेकसम्मत हैं :
3. उन्होंने बैंक की आस्तियों की रक्षा करने तथा धोखाधड़ी एवं अन्य अनियमितताएं रोकने और इनका पता लगाने के लिए बैंककारी विनियमन अधिनियम 1949 और भारतीय स्टेट बैंक अधिनियम 1955 के प्रावधानों के अनुसार पर्याप्त लेखा रिकार्ड अनुरक्षित करने हेतु समुचित एवं पर्याप्त ध्यान रखा है, और
4. उन्होंने वार्षिक लेखों को वर्तमान और भावी सतत् अपेक्षाओं के अनुसार तैयार किया है।

आभार

इस वर्ष 31 जनवरी 2008 को श्री टी. एस. भट्टाचार्य, प्रबंध निदेशक अधिवर्षिता आयु प्राप्त करने पर सेवानिवृत्त हुए। इसके अलावा, श्री. एस. के. भट्टाचार्य को श्री योगेश अग्रवाल के स्थान पर, दि. 8.10.2007 से प्रबंध निदेशक के पद पर नियुक्त किया गया। श्री. अग्रवाल ने दि. 30.6.2007 को बोर्ड से पद त्याग किया और आइडीबीआई बैंक में अध्यक्ष एवं प्रबंध निदेशक पद पर नियुक्त हुए। प्रो. एम. एस. स्वामिनाथन राज्यसभा में नामित किए जाने के कारण दि. 11.4.2007 को बोर्ड की सदस्यता से त्यागपत्र दिया। श्री. अजय जी पीरामल दि. 31.8.2008 को कार्यकाल पूरा होने के कारण निवृत्त हुए। श्री. अमरपाल, बोर्ड के गैर कामगार निदेशक अधिवर्षिता आयु प्राप्त करने पर 31.03.2008 को कार्यसमयोपरांत सेवानिवृत्त हुए। इसके अतिरिक्त, डॉ. देवा नंद बलोधी तथा प्रो. मो. सलाहुद्दीन अंसारी (दोनों दिनांक 9.7.2007 से) तथा डॉ. (श्रीमती) वसंता भरुचा को (दि. 25 फरवरी 2008 से) धारा 19 (घ) के अंतर्गत भारत सरकार द्वारा केंद्रीय बोर्ड में नामित किए गए। श्री.अरुण सिंह, श्री. राजीव पांडे तथा श्री. पीयूष गोयल कार्यकाल समाप्त हो जाने के कारण अब बोर्ड के सदस्य नहीं रहे।

श्री. अरुण रामनाथन, सचिव (वित्तीय सेवाएँ) को श्री. विनोद राय के स्थान पर 18.01.2008 से बोर्ड में नामित किया गया। श्री. विनोद राय

During the year the coverage of the above BPR initiatives has been considerably enlarged by opening

- 113 Retail Assets Central Processing Centres and 113 Small & Medium Enterprises City Credit Centres both covering around 2400 branches each.
- 100 Stressed Assets Resolution Centres covering 2240 branches.
- 18 Trade Finance Central Processing Centres covering 966 branches.
- 14 Centralised Pension Processing Centres (CPPC) covering 5814 branches.
- 37 Centralised Clearing Processing Centres (CCPC) covering 938 branches.
- 4 Liability Central Processing Centres (LCPC) covering 3120 branches.
- 97 Currency Administration Cells (CAC) covering 1877 branches and 1221 off-site-ATMs.
- 2112 Branches have also been redesigned across the country to provide more convenience to customers.
- Mid Corporate Loan Administration Units have been set up in 8 centres covering 68 branches to take care of post sanction activities.

All these initiatives have helped the Bank in creating a new operating architecture capable of meeting global competition.

S. OFFICIAL LANGUAGES

During the year statutory requirements relating to the official language policy were complied with by the Bank. Several initiatives were taken to increase use of Hindi. Some of them are :

SBI Gold International Debit Card (VISA) which was launched during the year is now being issued bilingual. This is first International debit card issued bilingual.

Publicity/ Educational material are now being made in Hindi and regional languages.

Responsibility Statement

The Board of Directors hereby states :

i. that in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

ii. that they have selected such accounting policies and applied them consistently and made judgements and estimates as are reasonable and prudent, so as to give a true and fair view of the state of affairs of the Bank as on the 31st March 2008, and of the profit and loss of the Bank for the year ended on that date;

iii. that they have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Banking Regulation Act, 1949 and State Bank of India Act, 1955 for safeguarding the assets of the Bank and preventing and detecting frauds and other irregularities; and

iv. that they have prepared the annual accounts on a going concer.n basis.

Acknowledgement

During the year, Shri T.S. Bhattacharya, Managing Director, on his attaining the age of superannuation, laid down office on 31.01.2008. Further, Shri S.K. Bhatttacharyya was appointed as Managing Director with effect from 08.10.2007, in place of Shri. Yogesh Agarwal who resigned from the Board on 30.06.2007 on his appointment as Chairman and Managing Director of IDBI Bank Ltd. Prof. M.S. Swaminathan resigned from the Board on 11.04.2007, on his nomination to the Rajya Sabha. Shri Ajay G Piramal retired from the Board on 31.08.2007 on completion of his term. Shri Amar Pal, non-workmen Director on the Board, retired on attaining superannuation, as at the close of business on 31.03.2008. Further, Dr. Deva Nand Balodhi and Prof. Md. Salahuddin Ansari (both with effect from 09.07.2007) and Dr. (Mrs.) Vasantha Bharucha (with effect from 25.02.2008) were nominated to the Central Board under section 19(d) by the Government of India. Shri Arun Singh, Shri Rajiv Pandey and Shri Piyush Goyal ceased to be members of the Board on completion of their term. Shri Arun Ramanathan, Secretary (Financial Services), was nominated to the Board with effect from18.01.2008, in place of Shri Vinod Rai, who resigned on 06.01.2008, on his appointment as Comptroller and Auditor General of India.

The Directors place on record their appreciation of the contributions made by Shri Vinod Rai, Shri. T.S.

भारत के महानियंत्रक और लेखापरीक्षक नियुक्त किए गए और उन्होंने दि. 6.01.2008 को बोर्ड से त्याग पत्र दिया।

निदेशकों द्वारा श्री. विनोद राय, श्री. टी. एस. भट्टाचार्य, श्री. योगेश अग्रवाल, प्रो. एम. एस. स्वामिनाथन, श्री. अजय जी पीरामल, श्री. अमर पाल, श्री. अरुण सिंह, श्री. राजीव पांडे और श्री. पीयूष गोयल के योगदान के प्रति आभार व्यक्त किया गया एवं प्रशंसा की गई।

भारत सरकार, भा. रि. बैं., सेबी, आईआरडीए तथा अन्य सरकारी एवं विनियामक एजेंसियों से प्राप्त मार्गदर्शन एवं सहयोग के लिए निदेशक मंडल इन सबके प्रति अपनी कृतज्ञता व्यक्त करता है।

निदेश मंडल अपने ग्राहकों, शेयरधारकों, बैंको और वित्तीय संस्थाओं, स्टाक एक्स्चेंजों, रेटिंग एजेंसियों तथा अन्य जोखिमधारकों का उनके संरक्षण एवं सहयोग के लिए धन्यवाद देता है तथा इस अवसर का लाभ उठाते हुए अपने समर्पित एवं प्रतिबद्ध कर्मचारियों की सराहना करता है।

केंद्रीय निदेशक मंडल के लिए
और उनकी ओर से

ओ. पी. भट्ट

दिनांक : 2 मई, 2008 अध्यक्ष

Bhattacharya, Shri Yogesh Agarwal, Prof. M.S. Swaminathan, Shri Ajay G Piramal, Shri Amar Pal, Shri Arun Singh, Shri Rajiv Pandey and Shri Piyush Goyal to the deliberations of the Board.

The Directors express their gratitude for the guidance and co-operation received from the Government of India, RBI, SEBI, IRDA, and other government and regulatory agencies.

The Directors also thank all the valued clients, shareholders, banks and financial institutions, stock exchanges, rating agencies and other stakeholders for their patronage and support, and take this opportunity to express their appreciation of the dedicated and committed team of employees of the Bank.

For and on behalf of the
Central Board of Directors

O.P. Bhatt
Chairman

Date : 2nd May, 2008

अभिशासन - कोड के प्रति बैंक का दृष्टिकोण

भारतीय स्टेट बैंक कारपोरेट अभिशासन के क्षेत्र में सर्वश्रेष्ठ प्रथा के लिए प्रतिबद्ध है। बैंक मानता है कि उपयुक्त कारपोरेट अभिशासन से व्यवसाय के प्रभावी प्रबंधन और नियंत्रण में सुविधा होती है । इसके फलस्वरूप बैंक कारोबारी सदाचार का उच्च स्तर बनाए रख सकता है और अपने सभी हितधारको को इष्टतम परिणाम दे सकता है, संक्षेप में इसके उद्देश्य निम्न हैं :

- शेयरधारकों की पूँजी में वृद्धि करना ।
- ग्राहकों, कर्मचारियों तथा समग्र समाज के साथ-साथ शेयरधारकों तथा अन्य हितधारकों के हितों की रक्षा करना ।
- संप्रेषण में पारदर्शिता और ईमानदारी सुनिश्चित करना तथा सभी संबंधित पक्षों को संपूर्ण, सही और स्पष्ट सूचना उपलब्ध कराना ।
- निष्पादन संबंधी उत्तरदायित्व सुनिश्चित करना तथा सभी स्तरों पर उत्कृष्टता हासिल करना ।
- ऐसा सर्वश्रेष्ठ गुणवत्तापूर्ण कारपोरेट नेतृत्व प्रदान करना जो दूसरों के लिए अनुकरणीय हो ।

बैंक निम्नलिखित बातों के लिए प्रतिबद्ध है :

- यह सुनिश्चित करना कि बैंक का निदेशक बोर्ड नियमित बैठकें करे, प्रभावी नेतृत्व प्रदान करे, प्रबंधन पर नियंत्रण रखें तथा कार्यपालकों के निष्पादन की निगरानी करे।
- कार्यनीतिक नियंत्रण की रूपरेखा तय करना तथा इसकी प्रभावोत्पादकता की निरंतर समीक्षा करना ।
- नीति-विकास, कार्यान्वयन एवं समीक्षा, निर्णयन, निगरानी, नियंत्रण और रिपोर्टिंग के लिए सुस्पष्ट रूप से लिखित एवं पारदर्शी प्रबंधन प्रक्रिया स्थापित करना ।
- बोर्ड को यथावश्यक सभी प्रासंगिक सूचनाएँ, सलाह और संसाधन उपलब्ध कराना ताकि वह अपनी भूमिका का निर्वाह प्रभावी ढंग से कर सके ।
- यह सुनिश्चित करना कि अध्यक्ष, कार्यपालक-प्रबंधन के सभी पहलुओं के प्रति उत्तरदायी हों तथा बैंक के निष्पादन और बोर्ड द्वारा निर्धारित नीतियों के कार्यान्वयन के लिए बोर्ड के प्रति जवाबदार हों। अध्यक्ष की भूमिका भारतीय स्टेट बैंक अधिनियम, 1955 तथा इसमें किए गए सभी संबंधित संशोधनों से भी दिशानिर्देशित होती है।
- यह सुनिश्चित करना कि भारत सरकार / भारतीय रिज़र्व बैंक एवं अन्य विनियामकों एवं बोर्ड द्वारा निर्धारित सभी प्रयोज्य संविधियों विनियमों और अन्य कार्यविधियों, नीतियों का अनुपालन सुनिश्चित करने और यदि कोई विचलन हो तो उसकी सूचना बोर्ड को देने के लिए किसी वरिष्ठ कार्यपालक को बोर्ड के प्रति उत्तरदायी बनाया जाए।

भारतीय प्रतिभूति एवं विनिमय बोर्ड के "लिस्टिंग-एग्रीमेंट" का अनुच्छेद 49 सभी सूचीबद्ध कंपनियों के पालन हेतु कारपोरेट अभिशासन की शर्तोंको निर्दिष्ट करता है, जहां तक अन्य सूचीबद्ध इकाइयों का सवाल है - जो कंपनी नही बल्कि कारपोरेट निकाय हैं, जिनके अंतर्गत बैंक भी आते हैं, जिन्हें अन्य सांविधिक प्रावधानों के अंतर्गत नियमित किया जाता है, के संबंध में खंड 49 उसी सीमा तक लागू होगा जहाँ तक वह उनके सांविधिक एवं दिशा-निर्देशों या उनके विनियामक प्राधिकारियों द्वारा जारी प्रासंगिक दिशा-निर्देशो का अतिक्रमण न करे । कारपोरेट अभिशासन के इन प्रावधानों के कार्यान्वयन पर एक रिपोर्ट नीचे प्रस्तुत की गई है।

बोर्ड की संरचना

भारतीय स्टेट बैंक का गठन वर्ष 1955 में संसद द्वारा पारित एक अधिनियम अर्थात् भारतीय स्टेट बैंक अधिनियम 1955 (अधिनियम) से हुआ । इस अधिनियम के अनुसार केंद्रीय निदेशक बोर्ड का गठन किया गया था एवं बोर्ड इस अधिनियम के उपबंधों का अनुपालन करता है । बोर्ड की अध्यक्षता भारतीय स्टेट बैंक अधिनियम की धारा 19 (क) के अंतर्गत नियुक्त बैंक के अध्यक्ष करते हैं । भारतीय स्टेट बैंक अधिनियम की धारा 19 (ख) के अंतर्गत नियुक्त दो प्रबंध निदेशक भी इस बोर्ड के सदस्य हैं। अध्यक्ष एवं प्रबंध निदेशक पूर्णकालिक निदेशक होते हैं (दि. 1 फरवरी 2008 से एक पद रिक्त है)। 31 मार्च 2007 को बोर्ड में शिक्षा, उद्योग-जगत एवं लेखा फर्मों के विशिष्ट व्यक्तियों सहित 11 अन्य निदेशक थे । ये शेयरधारकों एवं बैंक स्टाफ के प्रतिनिधि, भारत सरकार एवं भारतीय रिज़र्व बैंक के नामितियों एवं भारतीय स्टेट बैंक अधिनियम 1955 की धारा 19 (घ) के अंतर्गत नियुक्त निदेशकों का प्रतिनिधित्व करते हैं । पूर्णकालिक निदेशक जिसमें अध्यक्ष और एक प्रबंध निदेशक (दूसरा स्थान 01 फरवरी 2008 से रिक्त हो गया) आते हैं - को छोड़कर 31 मार्च 2008 को बोर्ड का स्वरूप निम्नलिखित था :

- धारा 19 (ग) के अंतर्गत शेयरधारकों द्वारा निर्वाचित दो निदेशक,
- बैंक के कामगार स्टाफ के प्रतिनिधि के रूप में धारा 19 (गक) के अंतर्गत भारत सरकार द्वारा नियुक्त एक निदेशक,
- बैंक के गैर-कामगार स्टाफ के प्रतिनिधि के रूप में भारत सरकार द्वारा धारा 19 (गख) के अंतर्गत नियुक्त एक निदेशक जो 31 मार्च 2008 को व्यवसाय अवधि की समाप्ति के बाद सेवानिवृत्त हो गए,
- केंद्र सरकार द्वारा धारा 19 (घ) के अंतर्गत नामित तीन निदेशक,
- केद्र सरकार द्वारा 19 (ङ) के अंतर्गत नामित एक निदेशक, एवं भारतीय रिज़र्व बैंक द्वारा धारा 19 (च) के अंतर्गत नामित एक निदेशक।

Corporate Governance

The Bank's Philosophy on Code of Governance

State Bank of India is committed to the best practices in the area of corporate governance, in letter and in spirit. The Bank believes that good corporate governance is much more than complying with legal and regulatory requirements. Good governance facilitates effective management and control of business, enables the Bank to maintain a high level of business ethics and to optimize the value for all its stakeholders. The objectives can be summarized as:

- To enhance shareholder value.
- To protect the interests of shareholders and other stakeholders including customers, employees and society at large.
- To ensure transparency and integrity in communication and to make available full, accurate and clear information to all concerned.
- To ensure accountability for performance and to achieve excellence at all levels.
- To provide corporate leadership of highest standard for others to emulate.

  The Bank is committed to:

- Ensuring that the Bank's Board of Directors meets regularly, provides effective leadership, exercises control over management and monitors executive performance.
- Establishing a framework of strategic control and continuously reviewing its efficacy.
- Establishing clearly documented and transparent management processes for policy development, implementation and review, decision-making, monitoring, control and reporting.
- Providing free access to the Board to all relevant information, advices and resources as are necessary to enable it to carry out its role effectively.
- Ensuring that the Chairman has responsibility for all aspects of executive management and is accountable to the Board for the ultimate performance of the Bank and implementation of the policies laid down by the Board. The role of the Chairman and the Board of Directors are also guided by the SBI Act, 1955, with all relevant amendments.
- Ensuring that a senior executive is made responsible in respect of compliance issues with all applicable statutes, regulations and other procedures, policies as laid down by the GOI/RBI and other regulators and the Board, and report deviation, if any.

The Bank has complied with the provisions of Corporate Governance as per Clause 49 of the Listing Agreement with the Stock Exchange except where the provisions of Clause 49 are not in conformity with SBI Act, 1955 and the directives issued by RBI/GOI. A report on the implementation of these provisions of Corporate Governance in the Bank is furnished below.

Composition of the Board

State Bank of India was formed in 1955 by an Act of the Parliament, i.e., The State Bank of India Act, 1955 (Act). A Central Board of Directors was constituted according to the Act. The Board is headed by the Chairman, appointed under section 19(a) of SBI Act; two Managing Directors are also appointed members of the Board under section 19(b) of SBI Act. The Chairman and Managing Directors (one position fell vacant on 01.02.2008) are whole time Directors. As on 31st March 2008, there were 9 other directors on the Board including eminent personalities from academics and industry. These included representatives of shareholders and staff of the Bank, nominee officials of Government of India and Reserve Bank of India and directors nominated by the Government of India under Section 19(d) of the State Bank of India Act, 1955. Apart from the whole time Directors comprising Chairman and one Managing Director (the other position fell vacant on 1st February 2008), the composition of the Board as on 31st March 2008, was as under :

- two directors, elected by the shareholders under Section 19(c),
- one director, appointed by GOI under Section 19(ca), representing the workmen staff of the Bank,
- one director, appointed by GOI under Section 19(cb), representing the non-workmen staff of the Bank (who retired as at the close of business on 31st March 2008),
- three directors, nominated by the Central Government under Section 19(d),
- one director, nominated by the Central Government under Section 19(e), and
- one director, nominated by the Reserve Bank of India under Section 19(f).

निदेशक मंडल का गठन खंड 49 के प्रावधानों का अनुपालन करते हुए किया गया है।

गैर कार्यपालक निदेशकों का संक्षिप्त परिचय अनुलग्नक I में दिया गया है, अन्य बोर्डों / समितियों में उनके द्वारा धारित निदेशक पदों/सदस्यताओं का विवरण अनुलग्नक II में दिया गया है तथा बैंक में उनकी शेयरधारिता का विवरण अनुलग्नक III में दिया गया है ।

समितियाँ :

केंद्रीय बोर्ड ने निदेशकों की आठ समितियाँ गठित की हैं । ये हैं - (1) कार्यकारिणी समिति, (2) लेखा-परीक्षा समिति, (3) शेयरधारक / निवेशक शिकायत निवारण समिति, (4) जोखिम प्रबंधन समिति, (5) बड़ी राशि (1 करोड़ रुपये तथा उससे अधिक) की धोखाधड़ी की निगरानी के लिए निदेशकों की विशेष समिति, (6) ग्राहक सेवा समिति, (7) प्रौद्योगिकी समिति और (8) ग्रामीण क्षेत्र व्यवसाय समिति ।

केंद्रीय बोर्ड और उसकी समितियों की बैठकें :

बैंक के केंद्रीय बोर्ड की वर्ष में कम से कम छह बैठकें आयोजित की जाती हैं। वर्ष 2007-08 में निदेशक बोर्ड की बैठकों में प्रत्येक निदेशक की उपस्थिति का विवरण अनुलग्नक IV में दिया गया है। वर्ष 2007-08 के दौरान केंद्रीय बोर्ड की 11 बैठकें आयोजित की गईं। बैठकों की तिथियाँ और निदेशकों की उपस्थिति तालिका 13 में दी गई है।

कार्यकारिणी समिति

केंद्रीय बोर्ड की कार्यकारिणी समिति (ईसीसीबी) का गठन भारतीय स्टेट बैंक अधिनियम 1955 की धारा 30 के अनुसार किया जाता है। इस अधिनियम के अनुसार केंद्रीय बोर्ड की कार्यकारिणी समिति, बोर्ड द्वारा प्रत्यायोजित अधिकारों का उपयोग करती है और बोर्ड द्वारा निर्धारित शर्तों के अधीन कार्य करती है । भारतीय स्टेट बैंक सामान्य विनियम (46 एवं 47) में प्रावधान है कि केंद्रीय बोर्ड के सामान्य अथवा विशेषनिदेशों के अधीन केंद्रीय बोर्ड की कार्यकारिणी समिति केंद्रीय बोर्ड की क्षमता में आने वाले किसी भी मामले पर कार्य कर सकती है । केंद्रीय बोर्ड की कार्यकारिणी समिति में अध्यक्ष, प्रबंध निदेशक, भारतीय स्टेट बैंक अधिनियम की धारा 19 के खंड (च) के अंतर्गत नामित निदेशक (भारतीय रिज़र्व बैंक के नामिती) और भारत में जिस स्थान पर बैठक आयोजित की जा रही हो, उस स्थान पर सामान्य रूप से निवास कर रहे अथवा उस समय वहाँ उपस्थित सभी या कोई अन्य निदेशक शामिल होते हैं । केंद्रीय बोर्ड की कार्यकारिणी समिति की एक बैठक प्रत्येक सप्ताह में आयोजित की जाती है । केंद्रीय बोर्ड की कार्यकारिणी समिति की बैठकों में उपस्थित निदेशकों की संख्या तालिका 14 में दी गई है।

तालिका 13 : बोर्ड की बैठकों में उपस्थिति

बैठक की तिथि	उपस्थित निदेशकों की संख्या		
	गैर-कार्यपालक/ भारिबैं/भारत सरकार के नामिती	अध्यक्ष सहित पूर्णकालिक	योग
12.05.2007	7	3	10
25.06.2007	7	3	10
28.07.2007	10	2	12
25.08.2007	9	2	11
27.10.2007	7	3	10
14.11.2007	8	3	11
29.12.2007	9	3	12
14.01.2008	5	3	8
24.01.2008	5	3	8
01.02.2008	7	2	9
29.03.2008	7	2	9

तालिका 14 : केंद्रीय बोर्ड की कार्यकारिणी समिति की बैठकों में उपस्थिति

	निदेशक	केंद्रीय बोर्ड की/कार्यकारिणी समिति की बैठकों की संख्या
1	श्री ओ.पी. भट्ट, अध्यक्ष	51
2	श्री टी एस भट्टाचार्य, प्रबंध निदेशक (31.01.2008 तक)	33
3	श्री योगेश अग्रवाल, प्रबंध निदेशक (30.06.2007 तक)	7
4	श्री एस.के.भट्टाचार्य, प्रबंध निदेशक (08.10.2007 से)	24
5	श्री अजय जी पीरामल (31.08.2007 तक)	3
6	श्री सुमन कुमार बेरी	17
7	डॉ. अशोक झुनझुनवाला	14
8	श्री ए.सी. कलिता	31
9	श्री अमर पाल	28
10	श्री अरुण सिंह (30.07.2007 तक)	7
11	श्री राजीव पांडे (30.07.2007 तक)	16
12	श्री पीयूष गोयल (24.02.2008 तक)	40
13	डॉ. देवा नंद बलोधी (09.07.2007 से)	36
14	प्रो. मो. सलाहुद्दीन अंसारी (09.07.2007 से)	22
15	डॉ. (श्रीमती) वसंता भरुचा (25.02.2008 से)	4
16	श्री विनोद राय (06.01.2008 तक)	9
17	श्री अरुण रामनाथन (18.01.2008 से)	-
18	श्रीमती श्यामला गोपीनाथ	14

The composition of the board complies with provisions laid down in Clause 49.

A brief resume of each of the non-executive Directors is presented in Annexure I. Particulars of the directorships/memberships held by all the directors in various Boards/Committees are presented in Annexure II and the details of their shareholding in the Bank are mentioned in Annexure III.

Committees

The Central Board has constituted eight Committees of Directors, namely, (1) Executive Committee, (2) Audit Committee, (3) Shareholders'/Investors' Grievance Committee, (4) Risk Management Committee, (5) Special Committee for Monitoring of Large Value Frauds (Rs.1crore and above), (6) Customer Service Committee, (7) Technology Committee and (8) Committee on Rural Sector Business.

Meetings of the Central Board and its Committees

The Bank's Central Board meets a minimum of six times a year. Details of attendance of each Director at the meetings of the Board of Directors in 2007-08 are given in Annexure IV. During the year 2007-08, eleven Central Board Meetings were held. The dates of the meetings and attendance of the directors are given in Table 13.

Executive Committee

The Executive Committee of the Central Board (ECCB) is constituted in terms of Section 30 of the SBI Act, 1955. According to the Act, ECCB exercises powers delegated by the Board and functions subject to the conditions imposed by the Board. The State Bank of India General Regulations (46 & 47) provide that, subject to the general or special directions of the Central Board, ECCB may deal with any matter within the competence of the Central Board. ECCB consists of the Chairman, the Managing Directors, the Director nominated under Section 19(f) of the SBI Act (Reserve Bank of India nominee), and all or any of the other Directors who are normally residents or may for the time being be present at any place within India where the meeting is held. The ECCB meetings are held once every week. The number of ECCB meetings attended by the directors is given in Table 14.

Table : 13 Attendance of Board Meetings

Date of Meeting	No. of Directors Attended		
	Employee/ Non-executive/ RBI/GOI Nominee Directors	Whole-time incl. Chairman	Total
12.05.2007	7	3	10
25.06.2007	7	3	10
28.07.2007	10	2	12
25.08.2007	9	2	11
27.10.2007	7	3	10
14.11.2007	8	3	11
29.12.2007	9	3	12
14.01.2008	5	3	8
24.01.2008	5	3	8
01.02.2008	7	2	9
29.03.2008	7	2	9

Table : 14 Attendance of ECCB Meetings

Directors	No. of ECCB meetings
1. Shri O.P. Bhatt, Chairman	51
2. Shri T.S. Bhattacharya, M.D. (upto 31st January 2008)	33
3. Shri Yogesh Agarwal, M.D. (upto 30.06.2007)	7
4. Shri S.K. Bhattacharyya, M.D. (w.e.f. 08.10.2007)	24
5. Shri Ajay G. Piramal (upto 31.08.2007)	3
6. Shri Suman Kumar Bery	17
7. Dr. Ashok Jhunjhunwala	14
8. Shri A.C. Kalita	31
9. Shri Amar Pal	28
10. Shri Arun Singh (upto 30.07.2007)	7
11. Shri Rajiv Pandey (upto 30.07.2007)	16
12. Shri Piyush Goyal (upto 24.02.2008)	40
13. Dr. Deva Nand Balodhi (w.e.f. 09.07.2007)	36
14. Prof. Md. Salahuddin Ansari (w.e.f. 09.07.2007)	22
15. Dr. (Mrs.) Vasantha Bharucha (w.e.f. 25.02.2008)	4
16. Shri Vinod Rai (upto 06.01.2008)	9
17. Shri Arun Ramanathan (w.e.f. 18.01.2008)	-
18. Smt. Shyamala Gopinath	14

लेखा परीक्षा समिति

बोर्ड की लेखा परीक्षा समिति (एसीबी) का गठन 27 जुलाई 1994 को एवं पिछली बार इसका अद्यतन पुनर्गठन 29 मार्च 2008 को किया गया था। बोर्ड की लेखा परीक्षा समिति भारतीय रिज़र्व बैंक के दिशानिर्देशों के अंतर्गत कार्य करती है एवं सूचीकरण करार के खंड 49 के प्रावधानों का अनुपालन उस सीमा तक करती है कि भारतीय रिज़र्व बैंक द्वारा जारी निदेशों/दिशानिर्देशों का उल्लंघन नहीं होने पाए।

गठन एवं वर्ष 2007-08 के दौरान उपस्थिति:

भारतीय रिज़र्व बैंक की दिशानिर्देशों के अनुसार बोर्ड की लेखा परीक्षा समिति में निदेशक बोर्ड के छह सदस्य होते हैं। इनमें दो पूर्णकालिक निदेशक (इनमे एक पद 1 फरवरी 2008 से रिक्त है), दो सरकारी निदेशक (भारत सरकार तथा भारतीय रिज़र्व बैंक के नामिती) तथा दो गैर-सरकारी, गैर-कार्यपालक निदेशक होते हैं। बोर्ड की लेखा परीक्षा समिति की बैठकों की अध्यक्षता गैर-कार्यपालक निदेशक द्वारा की जाती है। भारतीय रिज़र्व बैंक के दिशानिर्देशों के अनुसार कोरम संबंधी अपेक्षाओं का दृढ़तापूर्वक अनुपालन किया जाता है । संरचना एवं वर्ष के दौरान उपस्थिति के विवरण निम्नानुसार हैं। प्रत्येक बैठक में उपस्थिति का विवरण तालिका 15 में दिया गया है।

	निदेशक	उपस्थिति
1	श्री पीयूष गोयल - अध्यक्ष (एसीबी) दिनांक 01.08.2007 से 24.02.2008 तक	5
2	श्री राजीव पांडे, अध्यक्ष (एसीबी) दिनांक 30.07.2007 तक	3
3	श्री अरुण सिंह, निदेशक दि. 30.07.2007 तक	3
4	श्री सुमन कुमार बेरी, निदेशक 01.09.2007 से	6
5	श्री अशोक झुनझुनवाला, निदेशक 14.01.2008 से	3
6	श्री विनोद राय - भारत सरकार के नामिती - 06.01.2008 तक	-
7	श्री अरुण रामनाथन - भारत सकार के नामिती - 18.01.2008 से	-
8	श्रीमती श्यामला गोपीनाथ - भारतीय रिज़र्व बैंक की नामिती	3
9	श्री टी.एस.भट्टाचार्य, प्रबंध निदेशक एवं समूह कार्यपालक (का. बै.) 31.01.2008 तक	6
10	श्री योगेश अग्रवाल प्रबंध निदेशक एवं समूह कार्यपालक (रा.बैं.) दिनांक : 30.06.2007 तक	2
11	श्री एस.के.भट्टाचार्य प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी दिनांक : 08.10.2007 से	5

बोर्ड की लेखा परीक्षा समिति के कार्य

(क) बोर्ड की लेखा-परीक्षा समिति बैंक के समस्त लेखा-परीक्षा कार्य के परिचालन हेतु दिशानिर्देश देती है तथा उनका पर्यवेक्षण भी करती है। समस्त लेखा-परीक्षा कार्य से आशय बैंक के भीतर आंतरिक लेखा-परीक्षा एवं निरीक्षण की व्यवस्था, परिचालन और गुणवत्ता-नियंत्रण तथा बैंक की सांविधिक/ बाह्य लेखा-परीक्षा और भारतीय रिजर्व बैंक के निरीक्षण से संबंधित अनुवर्ती कार्रवाई करने से है।

(ख) बोर्ड की लेखा-परीक्षा समिति बैंक में आंतरिक निरीक्षण/लेखा-परीक्षा कार्यप्रणाली, उसकी गुणवत्ता एवं अनुवर्तन की दृष्टि से प्रभावकारिता की समीक्षा करती है। यह समिति विशेषीकृत एवं अत्यधिक बड़ी शाखाओं तथा असंतोषजनक श्रेणी प्राप्त सभी शाखाओं की निरीक्षण रिपोर्टों की समीक्षा करती है । यह समिति निम्नलिखित के अनुवर्तन पर विशेष ध्यान भी देती है :

- अंतर-शाखा समायोजन खाते ।
- अंतर-बैंक खातों तथा नॉस्ट्रो/वॉस्ट्रो खातों की लंबे समय से समाधान न हुई प्रविष्टियाँ ।
- विभिन्न शाखाओं की बहियों के समतुलन का बकाया कार्य।
- धोखाधड़ियाँ ।
- आंतरिक लेखा-कार्य और व्यवस्था से संबंधित अन्य सभी महत्वपूर्ण क्षेत्र

(ग) यह बैंक के अनुपालन विभाग से अर्ध वार्षिक रिपोर्टें प्राप्त करती है तथा उनकी समीक्षा करती है ।

(घ) सांविधिक लेखा-परीक्षाओं के संबंध में, बोर्ड की लेखा-परीक्षा समिति विस्तृत (लांग-फार्म) लेखा-परीक्षा रिपोर्टों में उठाए गए सभी विषयों पर अनुवर्ती कार्रवाई करती है । वार्षिक/अर्धवार्षिक/त्रैमासिक वित्तीय खातों एवं रिपोर्टों को अंतिम रूप देने से पूर्व यह समिति बाह्य लेखा-परीक्षकों से विचार-विमर्श करती है ।

आंतरिक नियंत्रण, प्रणालियों एवं कार्यविधियों तथा भारतीय रिज़र्व बैंक के दिशा-निर्देशानुसार अपेक्षित अन्य पहलुओं से संबंधित विभिन्न मामलों की समीक्षा करने हेतु बोर्ड की लेखा परीक्षा समिति की वर्ष के दौरान 9 बैठकें (तालिका-15) आयोजित की गई।

केंद्रीय बोर्ड द्वारा एक औपचारिक "ऑडिट चार्टर" अथवा "संदर्भावलोकन शर्तें" निर्दिष्ट की गई जिसमें भारतीय रिज़र्व बैंक की दिशानिर्देशों के अंतर्गत आनेवाली अपेक्षाओं के अतिरिक्त खण्ड 49 के अंतर्गत आनेवाली अपेक्षाओं को सम्मिलित किया गया हैं ।

तालिका 15 : बोर्ड की लेखा-परीक्षा समिति की बैठकों में उपस्थिति

बैठक की तिथि	उपस्थित निदेशकों की संख्या		
	गैर कार्यपालक/ आरबीआइ/भारत सरकार के नामिती	पूर्णकालिक निदेशक	योग
04.05.2007	2	1	3
11.05.2007	2	2	4
27.07.2007	3	1	4
06.10.2007	2	1	3
27.10.2007	3	2	5
20.11.2007	2	2	4
24.01.2008	3	2	5
01.02.2008	3	1	4
05.03.2008	3	1	4

Audit Committee

The Audit Committee of the Board (ACB) was constituted on 27th July 1994 and last re-constituted on the 29th March 2008. The ACB functions as per RBI guidelines and complies with the provisions of Clause 49 of the Listing Agreement to the extent that they do not violate the directives/guidelines issued by RBI.

Composition & Attendance during 2007-08

In terms of Reserve Bank of India guidelines, the ACB has six members of the Board of Directors, including two whole time Directors (out of which one position fell vacant on 1st February 2008), two official Directors (nominees of GOI and RBI), and two non-official, non-executive Directors. Meetings of the ACB are chaired by a non-executive Director. The quorum requirements as per RBI guidelines are complied with meticulously. Details of composition and attendance during the year are as under. Table-15 gives the attendance at each meeting.

Director	Attendance
1. Shri Piyush Goyal, Chairman (ACB) w.e.f. 01.08.2007 up to 24.02.2008	5
2. Shri Rajiv Pandey, Chairman (ACB) upto 30.07.2007	3
3. Shri Arun Singh, Director upto 30.07.2007	3
4. Shri Suman Kumar Bery, Director, w.e.f. 01.09.2007	6
5. Dr. Ashok Jhunjhunwala, Director, w.e.f. 14.01.2008	3
6. Shri Vinod Rai – GOI Nominee – upto 06.01.2008	-
7. Shri Arun Ramanathan - GOI Nominee- w.e.f. 18.01.2008	-
8. Smt. Shyamala Gopinath, RBI Nominee	3
9. Shri T.S. Bhattacharya, MD & GE (CB), upto 31.01.2008	6
10. Shri Yogesh Agarwal, MD & GE (NB) – upto 30.06.2007	2
11. Shri S.K. Bhattacharyya, MD & CCRO – w.e.f. 08.10.2007	5

Functions of ACB

(a) ACB provides direction as also oversees the operation of the total audit function in the Bank. Total audit function implies the organisation, operationalisation and quality control of internal audit and inspection within the Bank, and follow-up on the statutory/external audit of the Bank and inspection by RBI.

(b) ACB reviews the internal inspection/audit functions in the Bank – the system, its quality and effectiveness in terms of follow-up. It reviews the inspection reports of specialised and extra-large branches and all branches with unsatisfactory ratings. It also, especially, focuses on the follow-up of:

- Inter-branch adjustment accounts
- Unreconciled long outstanding entries in inter-bank accounts and nostro/vostro accounts
- Arrears in balancing of books at various branches
- Frauds
- All other major areas of housekeeping

(c) It obtains and reviews half-yearly reports from the Compliance Department in the Bank.

(d) ACB follows up on all the issues raised in the Long Form Audit Reports of the Statutory Auditors. It interacts with the external auditors before the finalisation of the annual/half-yearly/ quarterly financial accounts and reports.

During the year, nine meetings of ACB (Table 15) were held to review the various matters connected with the internal control, systems and procedures and other aspects as required in terms of RBI guidelines.

A formal 'Audit Charter' or 'Terms of Reference' laid down by the Central Board, incorporating the requirements under Clause-49 in addition to those under RBI guidelines, is in place.

Table : 15 Attendance at ACB Meetings

Date of the Meeting	No. of Directors Attended		
	Non- executive/ RBI/GOI Nominee	Whole-time Directors	Total
04.05.2007	2	1	3
11.05.2007	2	2	4
27.07.2007	3	1	4
06.10.2007	2	1	3
27.10.2007	3	2	5
20.11.2007	2	2	4
24.01.2008	3	2	5
01.02.2008	3	1	4
05.03.2008	3	1	4

बोर्ड की जोखिम-प्रबंधन-समिति

बोर्ड की जोखिम प्रबंधन समिति (आरएमसीबी) का गठन 23 मार्च 2004 को किया गया था। यह समिति ऋण-जोखिम, बाजार-जोखिम तथा परिचालन-जोखिम संबंधी समन्वित जोखिम-प्रबंधन संबंधी नीति और कार्यनीति की निगरानी करती है । समिति पिछली बार 29 मार्च 2008 को पुनर्गठित की गई थी।

गठन और वर्ष 2007-08 के दौरान उपस्थिति

बोर्ड की जोखिम प्रबंधन समिति की प्रत्येक तिमाही में एक और वर्ष में न्यूनतम चार बैठकें होती हैं । समिति के तीन सदस्य हैं । प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी समिति के अध्यक्ष होते हैं । वर्ष 2007-08 में बोर्ड की जोखिम प्रबंधन समिति की चार बैठकें हुईं :

	निदेशक	उपस्थिति
1	श्री टी. एस. भट्टाचार्य, प्रबंध निदेशक एवं समूह कार्यपालक(का.बैं) अध्यक्ष 31.01.2008 तक	2
2	श्री एस. के. भट्टाचार्य, प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी दिनांक :01.02.2008 से	2
3	श्री सुमन कुमार बेरी	4
4	श्री अरुण सिंह, 30.07.2007 तक	1
5	डॉ. अशोक झुनझुनवाला 01.09.2007 से	2

बोर्ड की शेयरधारक/निवेशक शिकायत-निवारण समिति

शेयर बाजारों के सूचीकरण करार के खंड 49 के अनुसरण में शेयरधारकों एवं निवेशकों से शेयर अंतरण, वार्षिक रिपोर्ट न मिलने, बांडों पर ब्याज/ घोषित लाभांश न मिलने जैसी शिकायतों के निवारण हेतु बोर्ड की शेयरधारक/ निवेशक शिकायत-निवारण समिति (एसआइजीसीबी) का 30 जनवरी 2001 को गठन किया गया था। यह समिति पिछली बार 29 मार्च 2008 को पुनर्गठित की गई थी ।

गठन और वर्ष 2007-08 के दौरान उपस्थिति

	निदेशक	उपस्थिति
1	श्री सुमन कुमार बेरी, अध्यक्ष	4
2	श्री राजीव पांडेय, 30.07.2007 तक	1
3.	डॉ. देवा नंद बलोधी - 01.09.2007 से	3
4.	श्री टी. एस. भट्टाचार्य, प्रबंध निदेशक एवं समूह कार्यपालक (कारपोरेट बैंकिंग), - 31.01.2008 तक	2
5.	श्री एस. के. भट्टाचार्य, प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी 08.10.2007 से	2

शेयरधारकों से अब तक प्राप्त शिकायतों की संख्या (वर्ष के दौरान) 3288

ऐसे मामलों की संख्या जिनमें शेयरधारक को संतोषजनक समाधान नहीं मिला शून्य

विचाराधीन शिकायतों की संख्या

(* ऐसी शिकायतें जो न्यायालय के विचाराधीन हैं) 19*

वर्ष के दौरान समिति ने चार तिमाही बैठकें आयोजित कीं और शिकायतों की स्थिति की समीक्षा की.

अनुपालन अधिकारी का नाम एवं पदनाम :

श्री यू एन चल्लू, मुख्य महाप्रबंधक (लेखा एवं अनुपालन)

बड़ी राशि (एक करोड़ रुपए तथा अधिक) की धोखाधड़ियों की निगरानी के लिए निदेशकों की विशेष समिति :

बड़ी राशियों वाली धोखाधड़ियों (1 करोड़ रुपए एवं अधिक) की निगरानी के लिए विशेष समिति का 29 मार्च 2004 को गठन किया गया था । इस समिति के प्रमुख कार्य 1 करोड़ रूपए एवं उससे अधिक की सभी धोखाधड़ियों की निगरानी एवं समीक्षा करना है जिससे कि प्रणालीगत खामियों, यदि हों तो, धोखाधड़ी उजागर होने और रिपोर्टिंग में विलंब होने के कारणों का पता लगाया जा सके तथा सीबीआइ/पुलिस जांच में प्रगति, वसूली-स्थिति का निर्धारण किया जा सके । यह सुनिश्चित किया जा सके कि स्टाफ की जिम्मेदारी शीघ्र तय होती है, धोखाधड़ी की पुनरावत्ति रोकने के लिए की गई सुधारात्मक कार्रवाई की प्रभावोत्पादकता की समीक्षा तथा उपयुक्त निरोधात्मक उपाय किए जा सकें । इस समिति को 29 मार्च 2008 को पुनर्गठित किया गया।

गठन और वर्ष 2007-08 के दौरान उपस्थिति

	निदेशक	उपस्थिति
1	श्री टी. एस. भट्टाचार्य, प्रबंध निदेशक एवं समूह कार्यपालक (कारपोरेट बैंकिंग), अध्यक्ष - 31.01.2008 तक	2
2	श्री एस. के. भट्टाचार्य, प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी 08.10.2007 से, अध्यक्ष 01.02.2008 से	1
3	श्री राजीव पांडे 30.07.2007 तक	1
4	श्री अरुण सिंह, 30.07.2007 तक	1
5	श्री सुमन कुमार बेरी	3
6	श्री पीयूष गोयल 24.02.2008 तक	-
7	डॉ. देवा नंद बलोधी 01.09.2007 से	2
8	प्रो. मो. सलाहुद्दीन अंसारी 01.09.2007 से	2
9	डॉ. अशोक झुनझुनवाला 29.03.2008 से	-

Risk Management Committee of the Board

The Risk Management Committee of the Board (RMCB) was constituted on the 23rd March 2004, to oversee the policy and strategy for integrated risk management relating to credit risk, market risk and operational risk. The Committee was last reconstituted on the 29th March 2008.

Composition and attendance during 2007-08

RMCB meets a minimum of four times a year, once in each quarter. The Committee has three members. The Managing Director and Chief Credit & Risk Officer is the Chairman of the Committee. During 2007-08, four meetings of the RMCB were held.

	Director	Attendance
1.	Shri T.S. Bhattacharya, MD & GE (CB), Chairman upto 31.01.2008	2
2.	Shri S.K. Bhattacharyya, MD & CCRO – Chairman w.e.f. 01.02.2008	2
3.	Shri Suman Kumar Bery	4
4.	Shri Arun Singh-upto 30.07.2007	1
5.	Dr. Ashok Jhunjhunwala – w.e.f. 01.09.2007	2

Shareholders'/Investors' Grievance Committee of the Board

In pursuance of Clause 49 of the Listing Agreement with the Stock Exchanges, Shareholders'/Investors' Grievance Committee of the Board (SIGCB) was formed on the 30th January 2001, to look into the redressal of shareholders' and investors' complaints regarding transfer of shares, non-receipt of annual report, non-receipt of interest on bonds/declared dividends, etc. The Committee was last reconstituted on the 29th March 2008.

Composition & Attendance during 2007-08

The committee has three members and is chaired by a non-executive director. The Committee meets four times in a year.

	Director	Attendance
1.	Shri Suman Kumar Bery, Chairman	4
2.	Shri Rajiv Pandey – upto 30.07.2007	1
3.	Dr. Deva Nand Balodhi – w.e.f. 01.09.2007	3
4.	Shri T.S. Bhattacharya, MD & GE (CB) – upto 31.01.2008	2
5.	Shri S.K. Bhattacharyya, MD & CCRO - w.e.f. 08.10.2007	2

Number of shareholders' complaints received so far (during the year): 3288

Number not solved to the satisfaction of shareholders: NIL

Number of Pending Complaints:
(* complaints which are sub-judice) 19*

The SIGCB held four quarterly meetings during the year and reviewed the position of the complaints.

Name and designation of Compliance officer:

Shri U.N. Challu, Chief General Manager (Accounts & Compliance)

Special Committee of Directors for Monitoring of Large Value Frauds (Rs.1 crore and above)

The Special Committee for monitoring of Large Value Frauds (Rs.1 crore and above) was constituted on 29th March 2004. The major functions of the Committee are to monitor and review all frauds of Rs.1 crore and above with a view to identifying systemic lacunae, if any, reasons for delay in detection and reporting, if any, monitoring progress of CBI/Police investigation, recovery position, ensuring that staff accountability exercise is completed quickly, reviewing the efficacy of remedial action taken to prevent recurrence of frauds and putting in place suitable preventive measures. The Committee was reconstituted on the 29th March 2008.

Composition & Attendance during 2007-08

The committee has five members including a Managing Director. The Managing Director and Chief Credit & Risk Officer is the Chairman of the committee. The committee met three times during the year.

	Director	Attendance
1.	Shri T.S. Bhattacharya, MD & GE (CB), Chairman- upto 31.01.2008	2
2.	Shri S.K. Bhattacharyya, MD & CCRO – w.e.f. 08.10.2007, Chairman w.e.f. 01.02.2008	1
3.	Shri Rajiv Pandey, upto 30.07.2007	1
4.	Shri Arun Singh, upto 30.07.2007	1
5.	Shri Suman Kumar Bery	3
6.	Shri Piyush Goyal, upto 24.02.2008	-
7.	Dr. Deva Nand Balodhi, w.e.f. 01.09.2007	2
8.	Prof. Md. Salahuddin Ansari, w.e.f. 01.09.2007	2
9.	Dr. Ashok Jhunjhunwala, w.e.f. 29.03.2008	-

बोर्ड की ग्राहक सेवा समिति

बैंक द्वारा प्रदत्त ग्राहक सेवा की गुणवत्ता में निरंतर एवं उत्तरोत्तर सुधार लाने के उद्देश्य से 26 अगस्त 2004 को बोर्ड की ग्राहक सेवा समिति का गठन किया गया। यह समिति पिछली बार 29 मार्च 2008 को पुनर्गठित की गई थी।

गठन और वर्ष 2007-08 के दौरान उपस्थिति

	निदेशक	उपस्थिति
1.	श्री योगेश अग्रवाल प्रबंध निदेशक एवं समूह कार्यपालक (रा.बैं.) दिनांक : 30.06.2007 तक अध्यक्ष	1
2.	श्री टी.एस. भट्टाचार्य प्रबंध निदेशक एवं समूह कार्यपालक (का.बैं.), अध्यक्ष दिनांक : 14.11.2007 से 31.01.2008 तक	2
3.	श्री एस. के. भट्टाचार्य प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी, 14.11.2007 से, अध्यक्ष 01.02.2008 से	2
4.	डॉ. अशोक झुनझुनवाला	4
5.	श्री अरुण सिंह, 30.07.2007 तक	1
6.	प्रो. मो. सलाहुद्दीन अंसारी 01.09.2007 से	3
7.	डॉ. (श्रीमती) वसंता भरुचा 29.03.2008 से	—

बोर्ड की प्रौद्योगिकी समिति :

बैंक की सूचना प्रौद्योगिकी की पहलों की प्रगति का मार्ग प्रशस्त करने के लिए 26 अगस्त 2004 को बोर्ड की प्रौद्योगिकी समिति गठित की गई। यह समिति 29 मार्च 2008 को पुनर्गठित की गई थी।

गठन और वर्ष 2007-08 के दौरान उपस्थिति

	निदेशक	उपस्थिति
1.	डॉ. अशोक झुनझुनवाला, अध्यक्ष	7
2.	श्री पीयूष गोयल 24.02.2008 तक	4
3.	डॉ. (श्रीमती) वसंता भरुचा 29.03.2008 से	—
4.	श्री टी. एस भट्टाचार्य, प्रबंध निदेशक एवं समूह कार्यपालक (का.बैं.) 14.11.2007 से 31.01.2008 तक	—
5.	श्री एस. के. भट्टाचार्य प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी 14.11.2007 से	4

ग्रामीण क्षेत्र व्यवसाय पर बोर्ड की समिति

बैंक की कृषि व्यवसाय पहल पर नए सिरे से विशेष ध्यान देने हेतु ग्रामीण क्षेत्र व्यवसाय पर बोर्ड की समिती का 27 अक्तूबर को गठन किया गया था। यह समिति पिछली बार 29 मार्च 2008 को पुनर्गठित की गई थी।

गठन और वर्ष 2007-08 के दौरान उपस्थिति

	निदेशक	उपस्थिति
1.	डॉ. देवा नंद बलोधी, अध्यक्ष 01.09.2007 से	4
2.	प्रो. मो. सलाहुद्दीन अंसारी, 01.09.2007 से	3
3.	डॉ. (श्रीमती) वसंता भरुचा, 29.03.2008 से	—
4.	श्री टी. एस भट्टाचार्य, प्रबंध निदेशक और समूह कार्यपालक (का.बै.)14.11.2007 से 31.01.2008 तक	—
5.	श्री एस. के. भट्टाचार्य, प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी, 14.11.2007 से	2

वार्षिक महासभा में उपस्थिति

वर्ष 2006-07 की वार्षिक महासभा 25 जून 2007 को आयोजित की गई जिसमे 10 निदेशक उपस्थित थे। इनके नाम हैं - श्री ओ.पी.भट्ट, श्री टी.एस. भट्टाचार्य, श्री योगेश अग्रवाल, श्री अजय जी. पीरामल, श्री सुमन कुमार बेरी, डॉ. अशोक झुनझुनवाला, श्री अनंत चंद्र कलिता, श्री अमरपाल, श्री अरुण सिंह और श्री राजीव पांडे।

वार्षिक महासभाएं

बैंक के शेयरधारकों की वर्ष 2006-07 की वार्षिक महासभा 25 जून 2007 को, वर्ष 2005-06 की 30 जून 2006 को, वर्ष 2004-05 की 30 जून 2005 को, वर्ष 2003-04 की 9 जुलाई 2004 को एवं वर्ष 2002-03 की 24 जुलाई 2003 को आयोजित की गई ।

बोर्ड के नए पूर्णकालिक निदेशक का पूर्ववृत्त

श्री एस. के. भट्टाचार्य ने बैंक के प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी के रूप में दिनांक 8 अक्तूबर 2007 को कार्यभार ग्रहण किया। इस नियुक्ति के पूर्व वे स्टेट बैंक ऑफ बीकानेर एंड जयपुर के प्रबंध निदेशक थे। वे एसबीआइ इंटरनेशनल (मारीशस) लि., मारीशस के प्रबंध निदेशक और बैंक के हैदराबाद मंडल के मुख्य महाप्रबंधक और चेन्नई मंडल के उप महाप्रबंधक (सतर्कता) रह चुके हैं।

बैठक-शुल्क

पूर्णकालिक निदेशकों का पारिश्रमिक एवं बोर्ड/बोर्ड की समितियों की बैठकों में सहभागिता करने हेतु गैर-कार्यपालक निदेशकों को भारत सरकार द्वारा समय-समय पर निर्दिष्ट किए गए अनुसार बैठक

Customer Service Committee of the Board

The Customer Service Committee of the Board was constituted on the 26th August 2004, to bring about ongoing improvements on a continuous basis in the quality of customer service provided by the Bank. The Committee was last reconstituted on the 29th March 2008.

Composition & Attendance during 2007-08

The committee has three members including a Managing Director and is chaired by the senior Managing Director. During the year, four meetings of the committee were held.

	Director	Attendance
1.	Shri Yogesh Agarwal, MD & GE (NB), Chairman upto 30.06.2007	1
2.	Shri T.S. Bhattacharya, M D & GE (CB), Chairman w.e.f. 14/11/2007 upto 31.01.2008	2
3.	Shri S.K. Bhattacharyya, MD & CCRO, w.e.f. 14.11.2007 Chairman w.e.f. 01.02.2008	2
4.	Dr. Ashok Jhunjhunwala	4
5.	Shri Arun Singh, upto 30.07.2007	1
6.	Prof. Md. Salahuddin Ansari, w.e.f. 01.09.2007	3
7.	Dr. (Mrs.) Vasantha Bharucha, w.e.f. 29.03.2008	—

Technology Committee of the Board

The Technology Committee of the Board was constituted on 26th August 2004, for tracking the progress of the Bank's IT initiatives, and was reconstituted on the 29th March 2008.

Composition & Attendance during 2007-08

The committee has three members including a Managing Director. The committee met seven times during the year.

	Director	Attendance
1.	Dr. Ashok Jhunjhunwala, Chairman	7
2.	Shri Piyush Goyal, upto 24.02.2008	4
3.	Dr. (Mrs.) Vasantha Bharucha, w.e.f.29.03.2008	—
4.	Shri T.S. Bhattacharya, MD & GE (CB) w.e.f. 14.11.2007 upto 31.01.2008	—
5.	Shri S.K. Bhattacharyya, MD & CCRO w.e.f. 14.11.2007	4

Committee of the Board on Rural Sector Business

The Committee of the Board on Rural Sector Business was constituted on 27th October 2005, for renewed focus on the Bank's Agri-business initiatives. The Committee was last reconstituted on 29th March 2008.

Composition & Attendance during 2007-08

The committee has four members including a Managing Director. The committee is chaired by a non-executive Director. The committee met four times during the year.

	Director	Attendance
1.	Dr. Deva Nand Balodhi, Chairman, w.e.f. 01.09.2007	4
2.	Prof. Md. Salahuddin Ansari, w.e.f. 01.09.2007	3
3.	Dr. (Mrs.) Vasanthat Bharucha, w.e.f. 29.03.2008	—
4.	Shri T.S. Bhattacharya, MD & GE (CB) w.e.f. 14.11.2007 upto 31.01.2008	—
5.	Shri S.K. Bhattacharyya, MD & CCRO- w.e.f 14.11.2007	2

Attendance of the Annual General Meeting

The Annual General Meeting for the year 2006-07, which was held on the 25th June 2007, was attended by 10 directors, viz., Shri O.P. Bhatt, Shri T.S. Bhattacharya, Shri Yogesh Agarwal, Shri Ajay G. Piramal, Shri Suman K. Bery, Dr. Ashok Jhunjhunwala, Shri Ananta Chandra Kalita, Shri Amar Pal, Shri Arun Singh and Shri Rajiv Pandey.

Annual General Meetings

The Annual General Meeting of the shareholders of the Bank for 2006-07 was held on 25th June 2007, for 2005-06 on 30th June 2006, for 2004-05 on the 30th June 2005, for 2003-04 on the 9th July 2004 and for 2002-03 on 24th July 2003. All these meetings were held at Mumbai.

Bio-data of the New Whole-time Director on the Board

Shri S.K. Bhattacharyya joined the Board as Managing Director and Chief Credit & Risk Officer of the Bank on the 8th October 2007. Prior to this appointment, he was Managing Director, State Bank of Bikaner & Jaipur. He was also earlier posted as Managing Director of SBI International (Mauritius) Ltd., Mauritius, Chief General Manager of the Hyderabad Circle and Deputy General Manager (Vigilance) at Chennai Circle of the Bank.

Sitting Fees

The remuneration of the whole-time Directors and the sitting fees paid to the non-executive Directors for

शुल्क अदा किया जाता है। निदेशकों को केंद्रीय बोर्ड की प्रत्येक बैठक के लिए 5,000 रुपए तथा बोर्ड स्तरीय समिति की एक बैठक के लिए 2,500 रुपए बैठक-शुल्क प्रदान किया जाता है । तथापि बैंक के अध्यक्ष एवं प्रबंधक निदेशकों तथा भारत सरकार/भारतीय रिज़र्व बैंक के निदेशकों को बैठक-शुल्क नहीं दिया जाता। वर्ष 2007-08 के दौरान भुगतान किए गए बैठक-शुल्क का विवरण अनुलग्नक-V में दिया गया है।

प्रकटीकरण :

बैंक, अपने प्रमोटरों, निदेशकों अथवा प्रबंधन, उनके अनुषंगियों अथवा संबंधियों आदि के साथ किसी भी ऐसे महत्वपूर्ण भौतिक लेन-देन से असंबद्ध रहा है जो बृहत्तर स्तर पर बैंक के हितों के प्रतिकूल हो।

बैंक द्वारा स्टाक एक्सचेंजों, सेबी, भारिबैं अथवा पूंजी बाजार से संबंधित किसी अन्य सांविधिक प्राधिकरण द्वारा निर्धारित प्रयोज्य नियमों और विनियमों का विगत तीन वर्षों के दौरान पालन किया है। इनके द्वारा बैंक पर किसी भी प्रकार का दंड या आक्षेप नही लगाया गया है।

बैंक के सतर्कता संबंधी दिशा-निर्देश यथेष्ट हैं इसके तहत व्यवस्था है कि बैंक स्टाफ, बैंक के मुख्य सतर्कता अधिकारी से सीधे संपर्क कर सकता है। दिशा-निर्देशों के अंतर्गत सचेत-कर्ता की भूमिका के लिए "मुखबिर" कर्मचारी को दंडात्मक कार्रवाई से सुरक्षा प्रदान की गई है।

बैक ने स्टाफ-एक्सचेंजों के साथ लिस्टिंग एग्रीमेंट के खंड 49 की सभी शर्तों को पूरा किया है - बशर्ते की खंड की अपेक्षाएँ भारतीय स्टेट बैंक अधिनियम 1955 के प्रावधानों, उन प्रावधानों के अंतर्गत बनाए गए नियमों और विनियमों तथा भारतीय रिजर्व बैंक द्वारा जारी दिशा-निर्देशों या निदेशों का अतिक्रमण नहीं कर रहे हैं।

निदेशक मंडल का गठन, लेखा-परीक्षा समिती का गठन और उसका कोरम, गैर कार्यपालक निदेशकों को प्रतिपूर्ति, सांविधिक लेखा-परीक्षकों की नियुक्ति, पुनर्नियुक्ति और उनकी फीस के निर्धारण के संबंध में खंड 49 की सांविधिक अपेक्षाएं बैंक पर बाध्यकारी नही हैं क्योंकि भारतीय स्टेट बैंक अधिनियम, भास्टेबैं सामान्य विनियमावली और भारतीय रिज़र्व बैंक के दिशा-निर्देशों में इनके लिए अलग से प्रावधान है।

शेयरधारकों के आवास पर अर्ध वार्षिक वित्तीय निष्पादन की घोषणा तथा महत्वपूर्ण घटनाओं को प्रेषित करने को छोड़कर बैंक ने खंड 49 की सभी गैर-सांविधिक अपेक्षाओं का अनुपालन किया है। लेकिन उपर्युक्त के संबंध में विस्तृत सूचना बैंक की वेबसाइट पर उपलब्ध करा दी गई है।

बैंक की आचार संहिता का अनुपालन

बैंक के केंद्रीय बोर्ड के निदेशकों और वरिष्ठ प्रबंधन ने, वित्त वर्ष 2007-08 के दौरान बैंक की आचार संहिता के अनुपालन की अभिपुष्टि की है। अध्यक्ष द्वारा हस्ताक्षरित इस आशय की घोषणा अनुलग्नक - VI में है। आचार संहिता बैंक की वेबसाइट पर उपलब्ध है।

संचार माध्यम

बैंक की यह दृढ मान्यता है कि सभी हितधारकों को बैंक के कार्यकलाप, निष्पादन और नए उत्पादों के बारे में पूर्ण जानकारी प्राप्त होनी चाहिए। वर्ष 2007-08 के लिए बैंक के वार्षिक, अर्ध-वार्षिक और तिमाही परिणाम देश के सभी प्रमुख समाचार-पत्रों में प्रकाशित किए गए। इन परिणामों को बैंक की वेबसाईट (www.sbi.co.in और www.statebankof india.com). पर भी प्रदर्शित किया गया। वार्षिक रिपोर्ट बैंक के सभी शेयरधारकों को भेजी जाती है। बैंक की वेबसाइट पर अन्य सामग्री के साथ-साथ बैंक द्वारा जारी समाचार, बैंक की वार्षिक रिपोर्ट और अर्ध-वार्षिक रिपोर्ट तथा विभिन्न उत्पाद-प्रस्तावों का ब्योरा प्रदर्शित किया जाता है। प्रत्येक वर्ष बैंक के वार्षिक एवं अर्धवार्षिक परिणामों की घोषणा के बाद उसी दिन पत्रकारों के साथ एक बैठक आयोजित की जाती है, जिसमें बैंक के अध्यक्ष द्वारा एक प्रस्तुति तथा मीडिया द्वारा पूछे गए प्रश्नों के उत्तर दिए जाते हैं। इसके बाद एक और बैठक आयोजित की जाती है, जिसमें अनेक निवेश-विश्लेषकों को आमंत्रित किया जाता है और उनसे बैंक के कार्यनिष्पादन पर विस्तृत चर्चा की जाती है। तिमाही परिणामों की घोषणा के बाद प्रेस अधिसूचनाएं जारी की जाती हैं।

अध्यक्ष तथा प्रबंध निदेशको को वर्ष 2007-08 में संदत्त वेतन व भत्ते

	मूल वेतन रु.	म. भ. रु.	अन्य रु.	प्रोत्साहन रु.	कुल पारिश्रमिक रु.
अध्यक्ष श्री ओ.पी. भट्ट (1.4.2007 से 31.3.2008 तक)	3,12,000.00	3,47,880.00	1,89,877.00	7,72,408.00	16,22,165.00
प्रबंध निदेशक					
श्री टी.एस. भट्टाचार्य (1.4.2007 से 31.1.2008 तक)	2,53,500.00	2,82,653.01	3,000.00	14,07,666.00	19,46,819.01
श्री योगेश अग्रवाल (1.4.2007 से 30.6.2007 तक)	1,08,373.86	1,20,260.89	1,140.00	3,31,780.00	5,61,554.75
श्री एस.के. भट्टाचार्य (8.10.2007 से 31.3.2008 तक)	4,10,396.94	2,39,226.67	55,137.07	5,50,000.00	12,54,760.68

attending the meetings of the Board/ Committees of the Board are as prescribed by GOI from time to time.

The Directors are given a sitting fee of Rs.5,000 for attending every Central Board meeting and Rs.2,500 for attending a meeting of a Board-level committee. Sitting fees are, however, not paid to the Chairman and Managing Directors of the Bank and GOI Nominee / RBI Nominee Directors. Details of sitting fees paid during the year 2007-08 are placed in Annexure-V.

Disclosure:

The Bank has not entered into any materially significant related party transactions with its Promoters, Directors, or Management, their subsidiaries or relatives, etc., that may have potential conflict with the interests of the Bank at large.

The Bank has complied with applicable rules and regulations prescribed by stock exchanges, SEBI, RBI or any other statutory authority relating to the capital markets during the last three years. No penalties or strictures have been imposed by them on the Bank.

Vigilance guidelines of the Bank are in place, which provide that the Bank's staff may have direct access to the Bank's Chief Vigilance Officer. The guidelines also protect any staff acting as the 'informer' from any punitive action for being a whistle blower.

The Bank has complied in all respects with the requirements of Clause 49 of the Listing Agreement with the Stock Exchanges, to the extent that the requirements of the Clause do not violate the provisions of State Bank of India Act 1955, the Rules and Regulations made there under, and guidelines or directives issued by the Reserve Bank of India.

Mandatory requirements of Clause 49 as to the composition of the Board of Directors, composition and quorum of the Audit Committee, Non-executive directors' compensation, the appointment, re-appointment of the Statutory Auditors and fixation of their fees are not binding on the Bank, as separate provisions in the State Bank of India Act, SBI General Regulations and the Reserve Bank of India guidelines deal with the same.

The Bank has complied with all applicable non-mandatory requirements of Clause 49, except for sending half-yearly declaration of financial performance and summary of significant events to the households of shareholders, since detailed information on the same is posted on the website of the Bank.

Compliance with Bank's Code of Conduct

The Directors on the Bank's Central Board and Senior Management have affirmed compliance with the Bank's Code of Conduct for the financial year 2007-08. Declaration to this effect signed by the Chairman is placed in Annexure-VI. The Code is posted on the Bank's website.

Means of Communication

The Bank strongly believes that all stakeholders should have access to complete information on its activities, performance and product initiatives. Annual, half-yearly and quarterly results of the Bank for the year 2007-08 were published in all leading newspapers of the country. The results were also displayed on the Bank's website (www.sbi.co.in and www.statebankof india.com). The Annual Report is sent to all shareholders of the Bank. The Bank's website displays, interalia, official news releases of the Bank, the Bank's Annual Report and Half-yearly report, and details of various product offerings. Every year, after the annual and half-yearly results are declared, a Press-meet is held on the same day, in which the Chairman makes a presentation and answers the queries of the media. This is followed by another meeting to which a number of investment analysts are invited. Details of the Bank's performance are discussed with the analysts in the meeting. After declaring quarterly results, press notifications are issued.

Salary and Allowances paid to the Chairman & Managing Directors in 2007-2008

	Basic Rs.	DA Rs.	Others Rs.	Incentive Rs.	Total Remuneration Rs.
Chairman Shri. O. P. Bhatt (1.4.2007-31.3.2008)	3,12,000.00	3,47,880.00	1,89,877.00	7,72,408.00	16,22,165.00
Managing Directors					
Shri. T. S. Bhattacharya (1.4.2007-31.1.2008)	2,53,500.00	2,82,653.01	3,000.00	14,07,666.00	19,46,819.01
Shri. Yogesh Agarwal (1.4.2007-30.6.2007)	1,08,373.86	1,20,260.89	1,140.00	3,31,780.00	5,61,554.75
Shri. S. K. Bhattacharyya (8.10.2007-31.3.2008)	4,10,396.94	2,39,226.67	55,137.07	5,50,000.00	12,54,760.68

शेयरधारकों के लिए सामान्य सूचना :

शेयरधारकों की वार्षिक महासभा : दिनांक 11.06.2008, समय अपराह्न 3.30 बजे, स्थान : "वाई.बी.चह्वान सेंटर", जनरल जगन्नाथ भोसले मार्ग, नरीमन प्वाइंट, मुंबई-400 021

वित्तीय कैलेंडर	:	1-4-2007 से 31-3-2008
बहीबंदी की तिथि	:	2-6-2008 से 11-06-2008
लाभांश-भुगतान तिथि	:	09-07-2008
शेयर बाजार जिनमें सूचीकरण किया गया है	:	मुंबई, अहमदाबाद, कोलकाता, नई दिल्ली, चेन्नै और राष्ट्रीय शेयर बाजार, मुंबई (विश्व जमा रसीदें लंदन शेयर बाजार (एलएसई) में सूचीकृत हैं) लंदन शेयर बाजार (एलएसई) सहित सभी शेयर बाजारों को आज तक का सूचीकरण शुल्क अदा कर दिया गया है।
स्टाक कोड	:	112
निक्षेपागार (डिपॉजिटरी) सहभागिता	:	नेशनल सिक्युरिटीज डिपॉजिटरी लि. और सेंट्रल डिपॉजिटरी सर्विसेस लि. डीमेट रूप में बैंक के शेयरों के निक्षेपागार (डिपॉजिटरी) धारक हैं।
इलेक्ट्रॉनिक समाशोधन	:	भारतीय स्टेट बैंक के शेयरों के लाभांशों का भुगतान भारतीय रिज़र्व बैंक के 15 इलेक्ट्रॉनिक समाशोधन केंद्रों के माध्यम से भी किया जा रहा हैं।
पंजीयक और अंतरण एजेंट तथा उनका पता	:	मै. डाटामैटिक्स फाइनैंशल सॉफ्टवेयर एंड सर्विसेस लिमिटेड, यूनिट : भारतीय स्टेट बैंक, प्लॉट ए-16 और 17, एमआइडीसी, पार्ट बी, क्रॉस लेन, मरोल, अंधेरी (पूर्व), मुंबई-400 093.
बोर्ड फोन नं.	:	022-6671 2151 से 2156 तक
सीधे नं.	:	022-6671 2198 / 6671 2199 022-6671 2201 से 2203 तक
ई-मेल पता	:	sbi_eq@dfssl.com
फैक्स	:	(022) 6671 2204

शेयर-अंतरण प्रणाली	:	रजिस्ट्रीकरण और अंतरण (आर एंड टी) एजेंट के माध्यम से
बकाया जीडीआर	:	31.03.2008 को 2,12,40,886 (जीडीआर) 4,24,81,772 शेयर
पत्र व्यवहार के लिए पता	:	भारतीय स्टेट बैंक, शेयर एवं बांड विभाग, केंद्रीय कार्यालय, स्टेट बैंक भवन, 8वीं मंजिल, एमसी रोड, नरीमन प्वाइंट, मुंबई-400 021
फोन	:	(022) 2202 2678 (022) 2288 3888 (022) 2283 0535
फैक्स	:	(022) 2285 5348
ई मेल पता	:	gm.snb@sbi.co.in

शेयर-कीमत उतार-चढ़ाव :

शेयर-कीमत उतार- चढ़ाव और बीएसई संसेक्स तालिका 18 में प्रस्तुत किए गए हैं। बैंक के शेयरों का बाजार पूंजीकरण जो मार्च 2008 में बीएसई में 4.24% और एनएसई में 3.55% के भारांक पर था। बैंक का शेयर सबसे ज्यादा क्रय-विक्रय किए जाने वाले शेयरों में से एक रहा।

तालिका - 16 बाजार मूल्य आंकड़े (अंतिम मूल्य)

मास	बीएसई में भारतीय स्टेट बैंक के शेयर का मूल्य (रु)		बीएसई सूचकांक	
	अधिकतम	न्यूनतम	अधिकतम	न्यूनतम
अप्रैल 2007	1,165.00	915.10	14,383.72	12,425.52
मई 2007	1,362.00	1,068.80	14,576.37	13,554.34
जून 2007	1,531.00	1,278.25	14,683.36	13,946.99
जुलाई 2007	1,760.00	1,470.05	15,868.85	14,638.88
अगस्त 2007	1,745.00	1,408.00	15,542.40	13,779.88
सितंबर 2007	1,969.80	1,575.10	17,361.47	15,323.05
अक्तूबर 2007	2,179.70	1,601.00	20,238.16	17,144.58
नवंबर 2007	2,400.00	2,025.00	20,204.21	18,182.83
दिसंबर 2007	2,475.25	2,225.35	20,498.11	18,886.40
जनवरी 2008	2,540.00	1,905.60	21,206.77	15,332.42
फरवरी 2008	2,310.00	1,953.00	18,895.34	16,457.74
मार्च 2008	2,089.50	1,582.25	17,227.56	14,677.24

General Shareholder Information:

The Annual General Meeting of the Shareholders: Date: 11-06-2008, Time 3.30 p.m. Venue: "Y.B. Chavan Centre", General Jagannath Bhosale Marg, Nariman Point, Mumbai 400 021.

Financial Calendar	:	1.4.2007 to 31-03-2008
Date of Book Closure	:	02.06.2008 to 11.06.2008
Dividend Payment Date	:	09-07-2008
Listing on Stock Exchanges	:	Mumbai, Ahmedabad, Kolkata, New Delhi, Chennai and National Stock Exchange, Mumbai. (GDRs listed on London Stock Exchange–LSE) Listing fees have been paid upto date to all Stock Exchanges including LSE.
Stock Code	:	112
Depository Participation	:	The National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CSDL) are the depositories holding the Bank's shares in demat form
Electronic Clearing	:	Dividend on SBI shares is also being paid through 15 RBI's Electronic Clearing Centres.
Registrar and Transfer Agent and their address	:	M/s Datamatics Financial Services Limited, Unit: State Bank of India, Plot A–16 & 17, MIDC, Part B, Cross Lane, Marol, Andheri (E), Mumbai 400 093.
Board Phone Numbers	:	022-6671 2151 to 2156
Direct Numbers	:	022-6671 2198/ 6671 2199 022-6671 2201 to 2203
E-mail address	:	sbi_eq@dfssl.com
Fax	:	(022) 6671 2204
Share Transfer system	:	Through R&T Agent
Outstanding GDR	:	2,12,40,886 (GDR) as on 31-03-2008 representing 4,24,81,772 shares
Address for Correspondence	:	State Bank of India, Shares & Bonds Department, Central Office, State Bank Bhavan, 8th floor, M.C. Road, Nariman Point, Mumbai 400 021.
Telephones	:	(022) 2202 2678 (022) 2288 3888 (022) 2283 0535
Fax	:	(022) 2285 5348
E-mail address	:	gm.snb@sbi.co.in

Share Price Movement:

The movement of the share price and the BSE Sensex is presented in Table No. 18. The market capitalisation of the Bank's shares had a weightage of 4.24% at BSE and 3.55% at NSE as at the end of March, 2008. The Bank's scrip has been one of the heavily traded scrips.

Table : 16 Market Price Data

(Closing Values)

Months	SBI's Share Price at BSE (Rs.)		BSE Sensex	
	High	Low	High	Low
Apr-07	1,165.00	915.10	14,383.72	12,425.52
May-07	1,362.00	1,068.80	14,576.37	13,554.34
Jun-07	1,531.00	1,278.25	14,683.36	13,946.99
Jul-07	1,760.00	1,470.05	15,868.85	14,638.88
Aug-07	1,745.00	1,408.00	15,542.40	13,779.88
Sep-07	1,969.80	1,575.10	17,361.47	15,323.05
Oct-07	2,179.70	1,601.00	20,238.16	17,144.58
Nov-07	2,400.00	2,025.00	20,204.21	18,182.83
Dec-07	2,475.25	2,225.35	20,498.11	18,886.40
Jan-08	2,540.00	1,905.60	21,206.77	15,332.42
Feb-08	2,310.00	1,953.00	18,895.34	16,457.74
Mar-08	2,089.50	1,582.25	17,227.56	14,677.24

निवेशकों की आवश्यकताएँ :

निवेशकों की शेयरधारिता संबंधी विभिन्न आवश्यकताओं को पूरा करने के लिए मुंबई में कारपोरेट केंद्र में एक पूर्ण सुव्यवस्थित विभाग (शेयर एवं बांड विभाग) और 14 स्थानीय प्रधान कार्यालयों में शेयर एवं बांड कक्ष है। निवेशकों की शिकायतें, चाहें बैंक कार्यालयों को मिली हों या रजिस्ट्रीकरण और अंतरण-एजेंटों को, तुरंत ध्यान देकर उनका निवारण किया जाता है। इस कार्य की निगरानी शीर्ष प्रबंधन स्तर पर की जाती है। बैंक ने देशभर में 88 अन्य केंद्रों का चयन कर प्रत्येक केंद्र पर शेयरधारकों/निवेशकों की आवश्यकताओं पर ध्यान देने के लिए एक अधिकारी को नामित किया है।

तालिका : 17 शेयरधारिता का वितरण
(31-03-2008 की स्थिति के अनुसार)

शेयरधारक	धारित शेयरों का प्रतिशत
भारत के राष्ट्रपति	59.73%
अनिवासी (विदेशी संस्थागत निवेशक / विदेशी कारपोरेट निकाय/अनिवासी भारतीय / विश्व जमा रसीदें)	19.59%
बीमा कंपनियों/बैंकों सहित वित्तीय संस्थाएँ	7.17%
म्यूचुअल फंड्स/सरकारी कंपनियाँ / भारतीय यूनिट ट्रस्ट	4.45%
देशी कंपनियाँ/न्यास	3.22%
निवासी व्यक्तियों सहित अन्य	5.84%
शेयरधारकों की संख्या	638704
डीमेंट शेयरों की संख्या (617794305)	97.83%

तालिका : 18 बैंक के दस शीर्ष शेयरधारक
(31-03-2008 की स्थिति के अनुसार)

धारक का नाम	धारित शेयरों का प्रतिशत
1. भारत के राष्ट्रपति	59.73
2. दि बैंक ऑफ न्यूयार्क (जीडीआर)	6.68
3. भारतीय जीवन बीमा निगम	4.21
4. सीएलएसए मर्चेन्ट बैंकर्स लिमिटेड खाता सीएलसीए मारीशस	2.65
5. यूरोपसिफिक ग्रोथ फंड	1.31
6. ओरिएंट ग्लोबल टैमरिंड (मारीशस)	0.97
7. सिटि ग्रुप ग्लोबल मार्केट्स मारीशस (प्रा.) लिमिटेड	0.91
8. फिडेलिटी मैनेजमेंट एंड रिसर्च कंपनी खाता एफ आइ डी इन्वेस्टमेंट ट्रस्ट-फिडेलिटी डाइवेर्सिफाइड इंटरनेशनल फंड	0.76
9. आइसीआईसीआइ प्रूडेंशिएल लाइफ इंशोरेंस कंपनी	0.73
10. भारतीय जीवन बीमा निगम मनी प्लस	0.73

Investors' Needs:

To meet various requirements of the investors regarding their holdings, the Bank has a full-fledged Department at its Corporate Centre (Shares & Bonds Department) at Mumbai and Shares & Bonds Cells at the 14 Local Head Offices. The investors' grievances, whether received at the Bank's offices or at the office of the Registrar and Transfer Agents, are redressed expeditiously and monitored at the Top Management level. The Bank has also identified 88 other centers across the country and designated one official at each centre to attend to the Shareholders'/ Investors' needs.

Table : 17 Distribution of Shareholdings (As on 31-03-2008)

Shareholders	% of shares held
President of India	59.73%
Non-residents (FIIs/ OCBs / NRIs /GDRs)	19.59%
Financial Institutions including Insurance Companies/ Banks	7.17%
Mutual Funds/ Government Companies/ UTI	4.45%
Domestic companies/Trusts	3.22%
Others including Resident individuals	5.84%
No. of Shareholders	638704
No. of Shares in dematerialisation (617794305)	97.83%

Table : 18 Top Ten Shareholders of the Bank (As on 31-03-2008)

	Name of the Holder	Equity held (%)
1	President of India	59.73
2	The Bank of New York (GDRs)	6.68
3	Life Insurance Corp. of India	4.21
4	CLSA Merchant Bankers Ltd A/c CLCA Mauritius	2.65
5	Europacific Growth Fund	1.31
6	Orient Global Tamarind (Mauritius)	0.97
7.	CITI Group Global Markets Mauritius (P) Ltd.	0.91
8.	Fidelity Management & Research Co. A/c FID Investment Trust– Fidelity diversified Intl. Fund	0.76
9.	ICICI Prudential Life Insurance Co.	0.73
10.	LIC of India Money Plus	0.73

2 मई 2008 को बोर्ड के गैर-कार्यपालक निदेशकों के संबंध में संक्षिप्त जानकारी

श्री सुमन कुमार बेरी

(जन्मतिथि : 18 जुलाई 1949)

श्री सुमन कुमार बेरी भारतीय स्टेट बैंक अधिनियम की धारा 19(ग) के अंतर्गत 15 सितंबर 2005 से तीन वर्ष के लिए और यदि पुनर्निर्वाचित किए गए तो अगले तीन वर्ष की अवधि हेतु शेयरधारकों द्वारा निर्वाचित निदेशक हैं। वे एक प्रतिष्ठित अर्थशास्त्री हैं और इस समय राष्ट्रीय व्यावहारिक आर्थिक अनुसंधान परिषद (एनसीएईआर), नई दिल्ली के महानिदेशक (सीईओ) हैं। इसके पहले वे विश्व बैंक के साथ कार्य कर चुके हैं तथा भारतीय रिज़र्व बैंक के सलाहकार रह चुके हैं।

डॉ. अशोक झुनझुनवाला

(जन्मतिथि : 22 जून 1953)

डॉ.अशोक झुनझुनवाला भारतीय स्टेट बैंक अधिनियम की धारा 19(ग) के अंतर्गत 15 सितंबर 2005 से तीन वर्ष के लिए और यदि पुनर्निर्वाचित किए गए तो अगले तीन वर्ष की अवधि हेतु शेयरधारकों द्वारा निर्वाचित निदेशक हैं। डॉ.झुनझुनवाला भारतीय प्रौद्योगिकी संस्थान, चेन्नै के इलेक्ट्रिकल इंजीनियरिंग विभाग में प्रोफेसर हैं तथा संस्थान के दूर संचार और कंप्यूटर नेटवर्क समूह (टेली नेट) के प्रमुख हैं। यह विभाग दूर संचार और कंप्यूटर नेटवर्क प्रणाली के विकास के लिए उद्योगो के साथ सघन रूप से कार्य कर रहा है।

श्री अनंत सी.कलिता

(जन्मतिथि : 1 जून 1948)

श्री अनंत चंद्र कलिता, भारतीय स्टेट बैंक अधिनियम की धारा 19 (गक) के अंतर्गत कामगार स्टाफ के प्रतिनिधि के रूप में 15 जुलाई 2003 से तीन वर्ष की अवधि हेतु या बैंक के कामगार कर्मचारी के पद से सेवामुक्त होने तक या अगला आदेश जारी होने तक, जो भी पहले हो, नामित निदेशक हैं। किंतु वे इस पद पर लगातार छह वर्ष से अधिक समय तक नहीं रह सकेंगे। वे भारतीय स्टेट बैंक, आंचलिक कार्यालय, गुवाहाटी में प्रधान सहायक हैं।

श्री अमर पाल

(जन्मतिथि : 1 अप्रैल 1948)

श्री अमर पाल, भारतीय स्टेट बैंक अधिनियम की धारा 19 (गख) के अंतर्गत गैर-कामगार स्टाफ के प्रतिनिधि के रूप में 19 अगस्त 2005 से 31 मार्च 2008 जो कि अधिवर्षिता की आयु थी, तक की अवधि के लिए केंद्र सरकार द्वारा नामित किए गए निदेशक थे। वे अपनी सेवानिवृत्ति से पूर्व बैंक के स्थानीय प्रधान कार्यालय, चंडीगढ़ में उप प्रबंधक थे।

डॉ. देवा नंद बलोधी

(जन्मतिथि : 14 जुलाई 1946)

डॉ. देवा नंद बलोधी भारतीय स्टेट बैंक अधिनियम की धारा 19(घ) के अंतर्गत 9 जुलाई 2007 से तीन वर्ष के लिए अथवा उनके उत्तराधिकारी की नियुक्ति, इनमें से जो भी बाद में हो, (अधिकतम 6 वर्ष) तक केंद्र सरकार द्वारा नामित निदेशक हैं। वे एक पत्रकार हैं।

प्रो. मोहम्मद सलाहुद्दीन अंसारी

(जन्मतिथि : 30 जुलाई 1946)

प्रो.मोहम्मद सलाहुद्दीन अंसारी भारतीय स्टेट बैंक अधिनियम की धारा 19(घ) के अंतर्गत 9 जुलाई 2007 से तीन वर्ष के लिए अथवा उनके उत्तराधिकारी की नियुक्ति, इनमें से जो भी बाद में हो, (अधिकतम 6 वर्ष) तक केंद्र सरकार द्वारा नामित निदेशक हैं। वे एक शिक्षाविद् हैं।

डॉ. (श्रीमती) वसंता भरुचा

(जन्मतिथि : 7 अक्तूबर 1944)

डॉ. (श्रीमती) वसंता भरुचा भारतीय स्टेट बैंक अधिनियम की धारा 19(घ) के अंतर्गत 25 फरवरी 2008 से तीन वर्ष के लिए अथवा उनके उत्तराधिकारी की नियुक्ति, इनमें से जो भी बाद में हो, (अधिकतम 6 वर्ष) तक केंद्र सरकार द्वारा नामित निदेशक हैं। वे एक प्रतिष्ठित अर्थशास्त्री और संयुक्त राष्ट्र संगठनों में एक अंतरराष्ट्रीय परामर्शदाता हैं। वे नीति उदारीकरण के दौरान वाणिज्य और उद्योग मंत्रालय में आर्थिक सलाहकार के रूप में कार्य कर चुकी हैं। वे अमरीका में व्यापार संवर्धन कार्यालय में निवासी निदेशक और राष्ट्रीय व्यापार सूचना केंद्र की कार्यपालक निदेशक भी रह चुकी हैं।

श्री अरुण रामनाथन

(जन्मतिथि : 25 अप्रैल 1949)

श्री अरुण रामनाथन, भारतीय स्टेट बैंक अधिनियम की धारा 19(ङ) के अंतर्गत, 18 जनवरी 2008 से (भारत सरकार द्वारा नामित) निदेशक हैं। श्री रामनाथन भारत सरकार के सचिव (वित्तीय सेवाएँ) हैं।

श्रीमती श्यामला गोपीनाथ

(जन्मतिथि : 20 जून 1949)

श्रीमती श्यामला गोपीनाथ, भारतीय स्टेट बैंक अधिनियम की धारा 19(च) के अंतर्गत 28 सितंबर 2004 से (भारतीय रिज़र्व बैंक द्वारा नामित) निदेशक हैं। श्रीमती श्यामला गोपीनाथ भारतीय रिज़र्व बैंक की उप गर्वनर हैं।

Annexure I

Brief Resumes of the Non-Executive Directors on the Board as on 2nd May 2008

Shri Suman Kumar Bery
(Date of Birth: 18th July 1949)

Shri Suman Kumar Bery is a Director elected by the shareholders u/s 19(c) of the SBI Act w.e.f. 15th September 2005, for three years and if re-elected, for a further period of three years. Shri Bery is a reputed economist and is currently the Director General (CEO) of National Council of Applied Economic Research (NCAER), New Delhi, having earlier worked with the World Bank and also as Advisor with the Reserve Bank of India.

Dr. Ashok Jhunjhunwala
(Date of Birth: 22nd June 1953)

Dr. Ashok Jhunjhunwala is a Director elected by the Shareholders u/s 19(c) of SBI Act, w.e.f. 15th September 2005, for three years and if re-elected, for a further period of three years. He is a Professor of the Department of Electrical Engineering, and leads the Telecommunications and Computer Network Group (TeNeT) at IIT, Chennai, that is working closely with industry in the development of a number of Telecom and Computer Network Systems.

Shri Ananta C. Kalita
(Date of Birth: 1st June 1948)

Shri Ananta Chandra Kalita is a Director nominated u/s 19(ca) of the SBI Act, representing the workmen staff, w.e.f. 15th July 2003, for a period of three years or until he ceases to be a workman employee of the Bank or until further orders, whichever is earlier, provided that he shall not hold office continuously for a period exceeding six years. He is Head Assistant, State Bank of India, Zonal Office, Guwahati.

Shri Amar Pal
(Date of Birth : 1st April 1948)

Shri Amar Pal was a Director nominated by the Central Government u/s 19(cb) of SBI Act, representing non-workmen staff, w.e.f. 19th August 2005 till 31st March 2008, i.e., the date on which he attained the age of super-annuation. He was Deputy Manager, Chandigarh Local Head Office of the Bank before his retirement.

Dr. Deva Nand Balodhi
(Date of Birth: 14th July 1946)

Dr. Deva Nand Balodhi is a Director nominated by the Central Government u/s 19(d) of the SBI Act, w.e.f. 9th July 2007, for three years or till the appointment of his successor, whichever is later (maximum six years). He is a Journalist.

Prof. Md. Salahuddin Ansari
(Date of Birth: 30th July 1946)

Prof. Md. Salahuddin Ansari is a Director nominated by the Central Government u/s 19(d) of the SBI Act, w.e.f. 9th July 2007, for three years or till the appointment of his successor, whichever is later (maximum six years). He is an Academician.

Dr. (Mrs.) Vasantha Bharucha
(Date of Birth: 7th October 1944)

Dr. Vasantha Bharucha is a Director nominated by the Central Government u/s 19(d) of the SBI Act, w.e.f. 25th February 2008, for three years or till the appointment of her successor, whichever is later (maximum six years). She is a reputed economist and an international consultant with UN organisations. She was Economic Adviser in the Ministry of Commerce & Industry during policy liberalisation. She was also Resident Director of the trade promotion office in the US and Executive Director of the National Centre for Trade Information.

Shri Arun Ramanathan
(Date of Birth: 25th April 1949)

Shri Arun Ramanathan is a Director u/s 19(e) of SBI Act (nominated by GOI), w.e.f. 18th January 2008. Shri Ramanathan is Secretary (Financial Services), Government of India.

Smt. Shyamala Gopinath
(Date of Birth: 20th June 1949)

Smt. Shyamala Gopinath is a Director u/s 19(f) of SBI Act (nominated by Reserve Bank of India), w.e.f. 28th September 2004. Smt. Gopinath is Deputy Governor, Reserve Bank of India.

अनुलग्नक II

31-3-2008 को निदेशक-बोर्ड/ बैंक/ अन्य कंपनियों के बोर्ड स्तरीय समितियों की संख्या जिनमें निदेशक-बार्ड के निदेशक सदस्य अथवा अध्यक्ष हैं

निदेशक का नाम	व्यवसाय एवं पता	बोर्ड में नियुक्ति की तिथि	कंपनियों की संख्या (बैंक सहित)	
1 श्री ओ.पी. भट्ट	अध्यक्ष, क्र.5, डुनेडीन जे.एम.मेहता रोड मुंबई-400 006	26.04.2006 (01.07.2006 से अध्यक्ष के रूप मे नियुक्त)	अध्यक्ष : निदेशक : समिति अध्यक्ष : सदस्य/प्रशासी बोर्ड के सदस्य :	17 3 3 6
2 श्री एस.के. भट्टाचार्य	प्रबंध निदेशक एम-2, किन्नेलन टॉवर, 100ए, नेपियन सी रोड, मुंबई 400 006	08.10.2007	निदेशक : समिति अध्यक्ष : समिति-सदस्य :	1 3 6
गैर-कार्यपालक निदेशक				
3. श्री सुमन कुमार बेरी	अर्थशास्त्री, महानिदेशक राष्ट्रीय अनुप्रयुक्त आर्थिक अनुसंधान परिषद एन-42, पंचशील पार्क नई दिल्ली 110 017	15.09.2005	महानिदेशक : निदेशक : समिति अध्यक्ष : समिति सदस्य :	1 1 1 3
4. डॉ.अशोक झुनझुनवाला	प्रोफेसर, टेलिकॉम एवं नेटवर्क (टेलनेट) समूह इलेक्ट्रिकल इंजीनियरिंग विभाग आइआइटी, चेन्नई 600 036	15.09.2005	निदेशक : सलाहकारी बोर्ड/ शासित कौंसिल : समिति अध्यक्ष : समिति सदस्य :	11 7 2 14
5. श्री अनंत चंद्र कलिता	मुख्य सहायक भारतीय स्टेट बैंक आंचलिक कार्यालय, भंगागड़ गुवाहाटी 781 005	15.07.2003	निदेशक : समिति सदस्य :	1 निरंक
6. श्री अमर पाल	उप प्रबंधक, राजभाषा विभाग, भारतीय स्टेट बैंक, स्थानीय प्रधान कार्यालय, सेक्टर - 17, चंडीगढ़ 160 037	19.08.2005 (31.03.2008 को कार्यकाल की समाप्ति पर सेवा निवृत्त)	निदेशक : समिति सदस्य :	1 निरंक
7. डॉ. देवा नंद बलोधी	इ-200, ईस्ट विनोद नगर नई दिल्ली 110 091	09.07.2007	निदेशक : समिति अध्यक्ष : समिति सदस्य :	1 1 2
8. प्रो. मोहम्मद सलाहुद्दीन अंसारी	प्रो. एण्ड डीन फैकल्टी ऑफ कॉमर्स एस. के. एम युनिवर्सिटी डुमका	09.07.2007	निदेशक : समिति सदस्य :	1 3

Annexure II

Total Number of Memberships/Chairmanships held by the Directors on the Boards/ Board-level Committees of the Bank/Other Companies as on 31.03.2008

Name of Director	Occupation & Address	Appointed to Board since	Number of Companies (including the Bank)
1. Shri O.P. Bhatt	Chairman No.5, Dunedin, J.M.Mehta Road, Mumbai 400006.	26.04.2006 (appointed as chairman w.e.f. 01.07.2006)	Chairman : 17 Director : 3 Committee Chairman: 3 Member/Member of the Governing Board: 6
2. Shri S.K. Bhattacharyya	Managing Director M-2, Kinnellan Towers, 100A, Napean Sea Road, Mumbai 400 006	08.10.2007	Director : 1 Chairman of Committee: 3 Committee Member: 6
Non-Executive Directors			
3. Shri Suman Kumar Bery	Economist – Director General, National Council of Applied Economic Research N-42, Panchshila Park New Delhi 110 017	15.09.2005	Director General : 1 Director : 1 Committee Chairman : 1 Committee Member: 3
4. Dr. Ashok Jhunjhunwala	Professor, Telecom & Networks (TeNeT) Group Department of Electrical Engineering, IIT, Chennai - 600036	15.09.2005	Director : 11 Advisory Board/ Governing Council : 7 Chairman of Committee: 2 Committee Member : 14
5. Shri Ananta Chandra Kalita	Head Assistant State Bank of India Zonal Office Bhangagarh Guwahati 781 005	15.07.2003	Director : 1 Committee Member : Nil
6. Shri Amar Pal	Deputy Manager, Official Languages Deptt., State Bank of India, Local Head Office, Sector-17, Chandigarh-160017	19.08.2005 (retired as at the close of business on 31.03.2008)	Director : 1 Committee Member : Nil
7. Dr. Deva Nand Balodhi	E-200, East Vinod Nagar New Delhi 110 091	09.07.2007	Director : 1 Chairman of Committee: 1 Committee Member : 2
8. Prof. Md. Salahuddin Ansari	Prof. & Dean, Faculty of Commerce, SKM University Dumka	09.07.2007	Director : 1 Committee Member : 3

निदेशक का नाम	व्यवसाय एवं पता	बोर्ड में नियुक्ति की तिथि	कंपनियों/समितियों की संख्या	
9. डॉ. (श्रीमती) वसंता भरुचा	सी-II/2450 वसंत कुंज नई दिल्ली-110 070	25.02.2008	निदेशक : समिति सदस्य :	2 4
10. श्री अरुण रामनाथन (भारत सराकार के नामिती)	सचिव वित्तीय सेवाएं वित्त मंत्रालय भारत सरकार जीवनदीप भवन, संसद मार्ग नई दिल्ली - 110 001	18.01.2008	निदेशक : समिति सदस्य :	6 1
11. श्रीमती श्यामला गोपीनाथ (आर.बी.आइ.की नामिती)	उप गवर्नर आर.बी.आइ., केंद्रीय कार्यालय, मिंट रोड, मुंबई 400 001	28.09.2004	निदेशक : समिति सदस्य :	4 2

अनुलग्नक- III

31-3-2007 को बैंक का शेयरधारण करने वाले निदेशकों के शेयरधारिता के ब्योरें निम्नानुसार है.

क्र.सं	निदेशक का नाम	शेयरों की संख्या	क्र.सं	निदेशक का नाम	शेयरों की संख्या
1	श्री ओ.पी.भट्ट	300	7	डॉ. देवा नंद बलोधी	निरंक
2	श्री एस.के.भट्टाचार्य	142	8	प्रो. मोहम्मद सलाहुद्दीन अंसारी	निरंक
3	श्री सुमन कुमार बेरी	650	9	डॉ. (श्रीमती) वसंता भरुचा	निरंक
4	डॉ. अशोक झुनझुनवाला	620	10	श्री अरुण रामनाथन	निरंक
5	श्री ए.सी.कलिता	60	11	श्रीमती श्यामला गोपीनाथ	निरंक
6	श्री अमर पाल	82			

Name of Director	Occupation & Address	Appointed to Board since	Number of Companies	
9. Dr. (Mrs.) Vasantha Bharucha	C-II/2450 Vasant Kunj New Delhi 110 070	25.02.2008	Director : Committee Member :	2 4
10. Shri Arun Ramanathan (GOI Nominee)	Secretary (Financial Services), Ministry of Finance Government of India Jeevan Deep Bldg., Parliament Street New Delhi 110 001	18.01.2008	Director: Committee Member :	6 1
11. Smt. Shyamala Gopinath (Reserve Bank of India Nominee)	Deputy Governor RBI, Central Office Mint Road Mumbai 400 001	28.09.2004	Director : Committee Member :	4 2

Annexure – III

Details of shareholding of Directors on the Bank's Central Board as on 31.03.2008

Sl.No.	Name of Director	No. of Shares	Sl.No.	Name of Director	No. of Shares
1.	Shri O.P. Bhatt	300	7.	Dr. Deva Nand Balodhi	Nil
2.	Shri S.K. Bhattacharyya	142	8.	Prof. Md. Salahuddin Ansari	Nil
3.	Shri Suman Kumar Bery	650	9.	Dr. (Mrs.) Vasantha Bharucha	Nil
4.	Dr. Ashok Jhunjhunwala	620	10.	Shri Arun Ramanathan	Nil
5.	Shri A.C. Kalita	60	11.	Smt. Shyamala Gopinath	Nil
6.	Shri Amar Pal	82			

अनुलग्नक IV

वर्ष 2007-08 के दौरान निदेशक-बोर्ड की बैठकों में प्रत्येक निदेशक की उपस्थिति का विवरण

निदेशक के नाम	बैठकों में उपस्थिति की तिथियां
1. श्री ओ.पी.भट्ट	12.05.2007, 25.06.2007, 28.07.2007, 25.08.2007, 27.10.2007, 14.11.2007, 29.12.2007, 14.01.2008, 24.01.2008, 01.02.2008, 29.03.2008
2. श्री टी.एस.भट्टाचार्य (दिनांक 31.01.2008 तक)	12.05.2007, 25.06.2007, 28.07.2007, 25.08.2007, 27.10.2007, 14.11.2007, 29.12.2007, 14.01.2008, 24.01.2008
3. श्री योगेश अग्रवाल (दिनांक 30.06.2007 तक)	12.05.2007, 25.06.2007
4. श्री एस.के. भट्टाचार्य (दिनांक 08.10.2007 से)	27.10.2007, 14.11.2007, 29.12.2007, 14.01.2008, 24.01.2008, 01.02.2008, 29.03.2008
5. श्री अजय जी. पीरामल (दिनांक 31.08.2007 तक)	25.06.2007, 25.08.2007
6. श्री सुमन कुमार बेरी	12.05.2007, 25.06.2007, 28.07.2007, 25.08.2007, 27.10.2007, 14.11.2007, 29.12.2007, 01.02.2008, 29.03.2008
7. डॉ. अशोक झुनझुनवाला	12.05.2007, 25.06.2007, 28.07.2007, 14.11.2007, 29.12.2007, 24.01.2008, 01.02.2008, 29.03.2008
8. श्री ए.सी. कलिता	12.05.2007, 25.06.2007, 28.07.2007, 25.08.2007, 27.10.2007, 14.11.2007, 29.12.2007, 14.01.2008, 24.01.2008, 01.02.2008, 29.03.2008
9. श्री अमर पाल	12.05.2007, 25.06.2007, 28.07.2007, 25.08.2007, 27.10.2007, 14.11.2007, 29.12.2007, 14.01.2008, 01.02.2008
10. श्री अरुण सिंह (दिनांक 30.07.2007 तक)	12.05.2007, 25.06.2007, 28.07.2007
11. श्री राजीव पांडे (दिनांक 30.07.2007 तक)	12.05.2007, 25.06.2007, 28.07.2007
12. श्री पीयूष गोयल (दिनांक 24.02.2008 तक)	28.07.2007, 25.08.2007, 27.10.2007, 14.11.2007, 29.12.2007, 14.01.2008, 24.01.2008, 01.02.2008
13. डॉ. देवा नंद बलोधी (दिनांक 09.07.2007 से)	28.07.2007, 25.08.2007, 27.10.2007, 14.11.2007, 29.12.2007, 14.01.2008, 24.01.2008, 01.02.2008, 29.03.2008
14. प्रो. मोहम्मद सलाहुद्दीन अंसारी (दिनांक 09.07.2007 से)	28.07.2007, 25.08.2007, 27.10.2007, 14.11.2007, 29.12.2007, 14.01.2008, 24.01.2008, 01.02.2008, 29.03.2008
15. डॉ. (श्रीमती) वसंता भरुचा (दिनांक 25.02.2008 से)	29.03.2008
16. श्री विनोद राय (दिनांक 06.01.2008 तक)	25.08.2007, 14.11.2007, 29.12.2007
17. श्री अरुण रामनाथन (दिनांक 18.01.2008 से)	----
18. श्रीमती श्यामला गोपीनाथ	12.05.2007, 28.07.2007, 25.08.2007, 27.10.2007, 29.12.2007, 29.03.2008

Annexure IV

Details of attendance of each Director at the Meetings of the Board of Directors during 2007-08

Name of Director	Dates of Meetings attended
1. Shri O.P. Bhatt	12.05.2007, 25.06.2007, 28.07.2007, 25.08.2007, 27.10.2007, 14.11.2007, 29.12.2007, 14.01.2008, 24.01.2008, 01.02.2008, 29.03.2008
2. Shri T.S. Bhattacharya (till on 31.01.2008)	12.05.2007, 25.06.2007, 28.07.2007, 25.08.2007, 27.10.2007, 14.11.2007, 29.12.2007, 14.01.2008, 24.01.2008
3. Shri Yogesh Agarwal (till 30.06.2007)	12.05.2007, 25.06.2007
4. Shri S.K. Bhattacharyya (w.e.f. 08.10.2007)	27.10.2007, 14.11.2007, 29.12.2007, 14.01.2008, 24.01.2008, 01.02.2008, 29.03.2008
5. Shri Ajay G. Piramal (till 31.08.2007)	25.06.2007, 25.08.2007
6. Shri Suman Kumar Bery	12.05.2007, 25.06.2007, 28.07.2007, 25.08.2007, 27.10.2007, 14.11.2007, 29.12.2007, 01.02.2008, 29.03.2008
7. Dr. Ashok Jhunjhunwala	12.05.2007, 25.06.2007, 28.07.2007, 14.11.2007, 29.12.2007, 24.01.2008, 01.02.2008, 29.03.2008
8. Shri A.C. Kalita	12.05.2007, 25.06.2007, 28.07.2007, 25.08.2007, 27.10.2007, 14.11.2007, 29.12.2007, 14.01.2008, 24.01.2008, 01.02.2008, 29.03.2008
9. Shri Amar Pal	12.05.2007, 25.06.2007, 28.07.2007, 25.08.2007, 27.10.2007, 14.11.2007, 29.12.2007, 14.01.2008, 01.02.2008
10. Shri Arun Singh (till 30.07.2007)	12.05.2007, 25.06.2007, 28.07.2007
11. Shri Rajiv Pandey (till 30.07.2007)	12.05.2007, 25.06.2007, 28.07.2007
12. Shri Piyush Goyal (till 24.02.2008)	28.07.2007, 25.08.2007, 27.10.2007, 14.11.2007, 29.12.2007, 14.01.2008, 24.01.2008, 01.02.2008
13. Dr. Deva Nand Balodhi (w.e.f. 09.07.2007)	28.07.2007, 25.08.2007, 27.10.2007, 14.11.2007, 29.12.2007, 14.01.2008, 24.01.2008, 01.02.2008, 29.03.2008
14. Prof. Md. Salahuddin Ansari (w.e.f. 09.07.2007)	28.07.2007, 25.08.2007, 27.10.2007, 14.11.2007, 29.12.2007, 14.01.2008, 24.01.2008, 01.02.2008, 29.03.2008
15. Dr. (Mrs.) Vasantha Bharucha (w.e.f. 25.02.2008)	29.03.2008
16. Shri Vinod Rai (till 06.01.2008)	25.08.2007, 14.11.2007, 29.12.2007
17. Shri Arun Ramanathan (w.e.f. 18.01.2008)	—
18. Smt. Shyamala Gopinath	12.05.2007, 28.07.2007, 25.08.2007, 27.10.2007, 29.12.2007, 29.03.2008

केंद्रीय बोर्ड एवं बोर्ड स्तरीय समिति के बैठक में उपस्थित होने के लिए निदेशक को अदा किए गए बैंठक शुल्क के ब्योरें - 2007-08

Details of Sitting Fees paid to Directors for attending Meetings of the Central Board and Board-level Committees during 2007-08

क्र.सं Sl. No.	निदेशक का नाम Name of Director	केद्रीय बोर्ड @ Central Board @ @ Rs. 5,000/-	केद्रीय बोर्ड कार्यकारिणी समिति ECCB @ @ Rs.2,500/-	अन्य बोर्ड स्तरीय समिति Other Committees @ Rs.2,500/-	कुल Total
1	श्री अजय जी. पिरामल Shri Ajay G. Piramal	10,000/-	7,500/-	Nil	17,500/-
2	श्री सुमन कुमार बेरी Shri Suman Kumar Bery	45,000/-	42,500/-	42,500/-	1,30,000/-
3	डॉ. अशोक झुनझुनवाला Dr. Ashok Jhunjhunwala	40,000/-	35,000/-	40,000/-	1,15,000/-
4	श्री ए.सी. कलिता Shri Ananta Chandra Kalita	55,000/-	77,500/-	Nil	1,32,500/-
5	श्री अमर पाल Shri Amar Pal	45,000/-	70,000/-	Nil	1,15,000/-
6	श्री अरुण सिंह Shri Arun Singh	15,000/-	17,500/-	15,000/-	47,500/-
7	श्री राजीव पाण्डेय Shri Rajiv Pandey	15,000/-	40,000/-	12,500/-	67,500/-
8	श्री पियूष गोयल Shri Piyush Goyal	40,000/-	1,00,000/-	22,500/-	1,62,500/-
9	डॉ. देवा नंद बलोधी Dr. Deva Nand Balodhi	45,000/-	90,000/-	22,500/-	1,57,500/-
10	प्रो. मो. सलाहुद्दीन अंसारी Prof. Md. Salahuddin Ansari	45,000/-	55,000/-	20,000/-	1,20,000/-
11	डॉ. (श्रीमती) वसंता भरुचा Dr. (Mrs.) Vasantha Bharucha	5,000/-	10,000/-	—	15,000/-

अनुलग्नक VI

भारतीय स्टेट बैंक

घोषणा

बैंक की आचार संहिता के अनुपालन की पुष्टि

मैं घोषित करता हूँ कि सभी बोर्ड सदस्यों और वरिष्ठ प्रबंधन ने वित्तीय वर्ष 2007-08 के लिए बैंक की आचार संहिता के अनुपालन की पुष्टि की है।

हस्ता/-
(ओ.पी.भट्ट)
अध्यक्ष
9 अप्रैल 2008

ANNEXURE VI

STATE BANK OF INDIA

DECLARATION

AFFIRMATION OF COMPLIANCE WITH THE BANK'S CODE OF CONDUCT

I declare that all Board Members and Senior Management have affirmed compliance with the Bank's Code of Conduct for the Financial Year 2007-08.

Sd/-
(O.P. BHATT)
CHAIRMAN
9th April 2008


State Bank of India
With you - all the way
Pure Banking.
Nothing else.
Hands-on support for the
enterprising spirit!

प्रमाणपत्र

प्रति
भारतीय स्टेट बैंक के शेयरधारक

हमने 31 मार्च 2008 को समाप्त वर्ष के लिए भारतीय स्टेट बैंक द्वारा कारपोरेट अभिशासन की उन शर्तों के अनुपालन की जाँच की है, जो शेयर-बाजारों के साथ भारतीय स्टेट बैंक के सूचीकरण-करार के खंड 49 में निर्धारित की गई हैं।

कारपोरेट अभिशासन की शर्तों के अनुपालन की जिम्मेदारी प्रबंधन वर्ग की है। हमारी जाँच कारपोरेट अभिशासन की शर्तों का अनुपालन सुनिश्चित करने हेतु भारतीय स्टेट बैंक द्वारा अपनाई गई कार्यविधियों तथा उनके कार्यान्वयन तक ही सीमित थी। यह न तो लेखा-परीक्षा है और न ही भारतीय स्टेट बैंक के वित्तीय विवरणों पर अभिमत की अभिव्यक्ति है।

हमारी राय में और जहाँ तक हमें जानकारी है, उसके अनुसार एवं हमें दिए गए स्पष्टीकरणों के अनुसार हम प्रमाणित करते हैं कि भारतीय स्टेट बैंक ने उपर्युक्त सूचीकरण-करार में निर्धारित कारपोरेट अभिशासन की शर्तों का अनुपालन किया है।

हम सूचित करते हैं कि शेयरधारक / निवेशक शिकायत-निवारण समिति द्वारा रखे गए अभिलेखों के अनुसार भारतीय स्टेट बैंक के विरुद्ध कोई भी निवेशक-शिकायत एक माह से अधिक अवधि के लिए लंबित नहीं है, किंतु भारतीय प्रतिभूति और एक्सचेंज बोर्ड / बंबई स्टॉक एक्सचेंज द्वारा संदर्भित 19 शिकायतें न्यायालय के विचाराधीन हैं।

हम यह भी सूचित करते हैं कि यह अनुपालन भारतीय स्टेट बैंक की भावी व्यवहार्यता के संबंध में न तो आश्वासन है, न ही उस कुशलता अथवा प्रभावकारिता से संबंधित है, जिसके द्वारा प्रबंधन वर्ग ने भारतीय स्टेट बैंक का संचालन किया है।

खंडेलवाल जैन एंड कं.
सनदी लेखाकारों के लिए तथा उनकी ओर से

ह.
(शिवरतन अगरवाल)
भागीदार
सदस्यता क्र.: 104180

स्थान : मुंबई
दिनांक : 2 मई, 2008

KHANDELWAL JAIN & CO.
Chartered Accountants

CERTIFICATE

To the Shareholders of
State Bank of India

We have examined the compliance of conditions of Corporate Governance by the State Bank of India, for the year ended on the 31st March 2008 as stipulated in clause 49 of the Listing Agreement of the State Bank of India with Stock Exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the State Bank of India for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the State Bank of India.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the State Bank of India has complied with the conditions of Corporate Governance as stipulated in the above-mentioned Listing Agreement.

We state that no investor grievances are pending for a period exceeding one month against the State Bank of India as per records maintained by the Shareholders/Investors Grievance Committee. However, nineteen grievances referred by SEBI/BSE are Sub-judice.

We further state that such compliance is neither an assurance as to the future viability of the State Bank of India nor the efficiency or effectiveness with which the management has conducted the affairs of the State Bank of India.

For and on behalf of

Khandelwal Jain & Co.
Chartered Accountants

(Shivratan Agarwal)
PARTNER
Membership No. 104180

Place: Mumbai
Date: 2nd May, 2008

Balance Sheet Profit & Loss Account and Cash Flow Statement of State Bank of India

भारतीय स्टेट बैंक का 31 मार्च 2008 की स्थिति के अनुसार तुलन-पत्र
BALANCE SHEET OF STATE BANK OF INDIA AS ON 31ST MARCH 2008

(000 को छोड़ दिया गया है)
(000s omitted)

पूंजी और देयताएँ / CAPITAL AND LIABILITIES	अनुसूची सं. / Schedule No.	31.3.2008 की स्थिति के अनुसार (चालू वर्ष) / As on 31.3.2008 (current year)	31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) / As on 31.3.2007 (previous year)
		रु. Rs.	रु. Rs.
पूंजी / Capital	1	631,47,04	526,29,89
आरक्षितियाँ और अधिशेष / Reserves & Surplus	2	48401,19,11	30772,25,75
जमाराशियाँ / Deposits	3	537403,94,09	435521,08,94
उधार / Borrowings	4	51727,41,13	39703,33,52
अन्य देयताएँ और प्रावधान / Other liabilities & provisions	5	83362,29,84	60042,25,78
	योग / TOTAL	721526,31,21	566565,23,88

आस्तियाँ / ASSETS	अनुसूची सं. / Schedule No.	31.3.2008 की स्थिति के अनुसार (चालू वर्ष) / As on 31.3.2008 (current year)	31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) / As on 31.3.2007 (previous year)
		रु. Rs.	रु. Rs.
भारतीय रिज़र्व बैंक में नकदी और जमाराशियाँ / Cash & balances with Reserve Bank of India	6	51534,61,58	29076,42,50
बैंकों में जमाराशियाँ और माँग तथा अल्प सूचना पर प्राप्य धनराशि / Balances with banks & money at call & short notice ...	7	15931,71,92	22892,26,50
विनिधान / Investments	8	189501,27,09	149148,88,25
अग्रिम / Advances	9	416768,19,62	337336,49,35
अचल आस्तियाँ / Fixed Assets	10	3373,48,09	2818,86,67
अन्य आस्तियाँ / Other Assets	11	44417,02,91	25292,30,61
	योग / TOTAL	721526,31,21	566565,23,88

समाश्रित देयताएँ / Contingent liabilities	12	रु. Rs. 810796,48,07	रु. Rs. 526954,65,55
संग्रहण के लिए बिल / Bills for collection	—	रु. Rs. 18946,79,95	रु. Rs. 23367,51,09
प्रमुख लेखा नीतियाँ / Principal Accounting Policies	17		
लेखा-टिप्पणियाँ / Notes on Accounts	18		

अनुसूची 1 — पूंजी
SCHEDULE 1 — CAPITAL

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2008 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2008 (current year)	31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2007 (previous year)
	रु. Rs.	रु. Rs.
प्राधिकृत पूंजी - 10/- रुपए प्रति शेयर वाले 100,00,00,000 शेयर Authorised Capital - 100,00,00,000 shares of Rs.10/- each	1000,00,00	1000,00,00
निर्गमित - 63,15,58,654 (पिछले वर्ष 52,62,98,878) प्रत्येक ईक्विटी शेयर रु. 10/- का Issued - 63,15,58,654 (Previous Year 52,62,98,878) Equity Shares of Rs. 10/- each	631,55,87	526,29,89
अभिदत और संदत पूंजी - 63,14,70,376 शेयर (पिछले वर्ष 52,62,98,878) प्रत्येक शेयर रु. 10/- का [इसमें 4,24,81,772 (31.03.2007 को 4,14,54,618) शेयर सम्मिलित हैं जो 2,12,40,886 (31.03.2007 को 2,07,27,309) वैश्विक जमा रसीदों के रूप में हैं]. Subscribed and Piad-up Capital-63,14,70,376 (Previous Year 52,62,98,878) shares of Rs 10/- each [includes 4,24,81,772 (4,14,54,618 as on 31.03.2007) shares represented by 2,12,40,886 (2,07,27,309 as on 31.03.2007) Global Depository Receipts].	631,47,04	526,29,89
योग TOTAL	631,47,04	526,29,89

अनुसूची 2 — आरक्षितियाँ और अधिशेष

SCHEDULE 2 — RESERVES & SURPLUS

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(000s omitted)

		31.3.2008 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2008 (current year)		31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2007 (previous year)	
		रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
I.	कानूनी आरक्षितियाँ Statutory Reserves				
	अथशेष Opening Balance	20379,03,68		17020,92,36	
	वर्ष के दौरान परिवर्धन Additions during the year	4839,07,23		3358,11,32	
	वर्ष के दौरान कटौतियाँ Deductions during the year	—		—	
			25218,10,91		20379,03,68
II.	पूंजी आरक्षितियाँ Capital Reserves				
	अथशेष Opening Balance	418,14,39		418,10,48	
	वर्ष के दौरान परिवर्धन Additions during the year	4,43,98		3,91	
	वर्ष के दौरान कटौतियाँ Deductions during the year	—		—	
			422,58,37		418,14,39
III.	शेयर प्रीमियम Share Premium				
	अथशेष Opening Balance	3510,57,33		3510,57,33	
	वर्ष के दौरान परिवर्धन Additions during the year	16617,09,67		—	
	वर्ष के दौरान कटौतियाँ Deductions during the year	28,70,25		—	
			20098,96,75		3510,57,33
IV.	निवेश आरक्षितियाँ Investment Reserve				
	अथशेष Opening Balance	—		—	
	वर्ष के दौरान परिवर्धन Additions during the year	62,17,87		—	
	वर्ष के दौरान कटौतियाँ Deductions during the year	—		—	—
			62,17,87		
V.	राजस्व और अन्य आरक्षितियाँ* Revenue and Other Reserves*				
	अथशेष Opening Balance	6195,56,07		5874,44,64	
	वर्ष के दौरान परिवर्धन Additions during the year	300,00,00		324,00,00	
	वर्ष के दौरान कटौतियाँ Deductions during the year	4075,72,93			2,88,57
			2419,83,14		6195,56,07
VI.	विदेशी मुद्रा रूपांतरण आरक्षिति Foreign currency Translation Reserve Opening Balance	268,60,35		293,39,98	
	वर्ष के दौरान परिवर्धन Additions during the year	—		—	
	वर्ष के दौरान कटौतियाँ Deductions during the year	89,42,21			24,79,63
			179,18,14		268,60,35
VII.	लाभ और हानि खाते का अतिशेष Balance of Profit and Loss Account		33,93		33,93
	योग TOTAL		48401,19,11		30772,25,75

* इसमें (भारतीय स्टेट बैंक अधिनियम, 1955 की धारा 36 के अंतर्गत रखे गए) एकीकरण और विकास निधि के रु. 5,00,00,000 (पिछले वर्ष 5,00,00,000) शामिल हैं.

* Includes Rs. 5,00,00,000 (previous year Rs. 5,00,00,000) of Integration and Development Fund (maintained under Section 36 of the State Bank of India Act, 1955)

अनुसूची 3 — जमाराशियाँ
SCHEDULE 3 — DEPOSITS

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(000s omitted)

	31.3.2008 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2008 (current year)	31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2007 (previous year)
	रु. Rs.	रु. Rs.
क. I. माँग जमाराशियाँ		
A. I. **Demand Deposits**		
(i) बैंकों से		
From banks	12313,40,67	10974,81,01
(ii) अन्य से		
From others	85820,12,34	71023,16,37
II. बचत बैंक जमाराशियाँ		
Savings Bank Deposits	154229,28,65	129136,49,61
III. सावधि जमाराशियाँ		
Term Deposits		
(i) बैंकों से		
From banks	7065,47,74	4613,48,62
(ii) अन्य से		
From others	277975,64,69	219773,13,33
योग TOTAL	537403,94,09	435521,08,94
ख. (i) भारत में शाखाओं की जमाराशियाँ		
B. Deposits of branches in India	514676,06,76	419936,76,49
(ii) भारत के बाहर स्थित शाखाओं की जमाराशियाँ		
Deposits of branches outside India	22727,87,33	15584,32,45
योग TOTAL	537403,94,09	435521,08,94

अनुसूची 4 — उधार
SCHEDULE 4 — BORROWINGS

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(000s omitted)

	31.3.2008 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2008 (current year)	31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2007 (previous year)
	रु. Rs.	रु. Rs.
I. भारत में उधार		
Borrowings in India		
(i) भारतीय रिज़र्व बैंक		
Reserve Bank of India	1300,00,00	1000,00,00
(ii) अन्य बैंक		
Other banks	7853,58,39	1254,80,59
(iii) अन्य संस्थाएँ और अभिकरण		
Other institutions and agencies	3648,95,57	3564,96,73
II. भारत के बाहर से उधार		
Borrowings outside India	38924,87,17	33883,56,20
योग TOTAL	51727,41,13	39703,33,52
ऊपर I और II में सम्मिलित प्रतिभूत उधार		
Secured borrowings included in I & II above	रु. Rs. 4367,87,76	रु. Rs. 4650,53,97

अनुसूची 5 — अन्य देयताएँ और प्रावधान
SCHEDULE 5 — OTHER LIABILITIES & PROVISIONS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2008 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2008 (current year)	31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2007 (previous year)
	रु. Rs.	रु. Rs.
I. संदेय बिल Bills payable	19159,90,43	20276,79,80
II. अंतर-कार्यालय समायोजन (निवल) Inter-office adjustments (net)	—	—
III. प्रोद्भूत - ब्याज Interest accrued	5092,21,85	3948,06,93
IV. आस्थगित कर देयताएँ (निवल) Deferred Tax Liabilities (net)	—	483,67,44
V. अन्य (इसमें प्रावधान सम्मिलित हैं) Others (including provisions) ... ... 18781.84 करोड रुपये का गौण ऋण (14430.69 करोड रुपए दि. 31.3.2007 को) और 2507.50 करोड रुपए का बेमियादी बॉंड (दि. 31.3.2007 को 1738.80 करोड रुपए) (Includes sub-ordinated debt of Rs.18781.84 crores (Rs.14430.69 crores as on 31.03.2007) and perpetual bonds of Rs.2507.50 crores (Rs.1738.80 as on 31.03.2007)	59110,17,56	35333,71,61
योग TOTAL	83362,29,84	60042,25,78

अनुसूची 6 — भारतीय रिज़र्व बैंक में नकदी और जमाराशियाँ
SCHEDULE 6 — CASH AND BALANCES WITH RESERVE BANK OF INDIA

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2008 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2008 (current year)	31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2007 (previous year)
	रु. Rs.	रु. Rs.
I. हाथ नकदी (इसमें विदेशी करेंसी नोट तथा स्वर्ण सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	3220,31,11	2530,11,93
II. भारतीय रिज़र्व बैंक में जमाराशियाँ Balance with Reserve Bank of India		
(i) चालू खाते में In Current Account	20900,60,36	26546,30,57
(ii) अन्य खातों में In Other Accounts	27413,70,11	—
योग TOTAL	51534,61,58	29076,42,50

अनुसूची 7 — बैंकों में जमाराशियाँ और माँग तथा अल्प सूचना पर प्राप्य धनराशि
SCHEDULE 7 — BALANCES WITH BANKS & MONEY AT CALL & SHORT NOTICE

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2008 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2008 (current year)	31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2007 (previous year)
	रु. Rs.	रु. Rs.
I. भारत में In India		
(i) बैंकों में जमाराशियाँ Balances with banks		
(क) चालू खातों में (a) In Current Accounts	1105,19,38	996,68,04
(ख) अन्य जमा खातों में (b) In Other Deposit Accounts	2608,31,90	—
(ii) माँग और अल्प सूचना पर प्राप्य धनराशि Money at call and short notice		
(क) बैंकों में (a) With banks	6759,00,00	6503,29,34
(ख) अन्य संस्थाओं में (b) With other institutions	—	—
योग TOTAL	10472,51,28	7499,97,38
II. भारत के बाहर Outside India		
(i) चालू खातों में In Current Accounts	1252,31,93	1835,75,03
(ii) अन्य जमा खातों में In Other Deposit Accounts	749,15,34	2410,91,56
(iii) मांग और अल्प सूचना पर प्राप्य धनराशि Money at call and short notice	3457,73,37	11145,62,53
योग TOTAL	5459,20,64	15392,29,12
कुल योग GRAND TOTAL	15931,71,92	22892,26,50

अनुसूची 8 — विनिधान
SCHEDULE 8 — INVESTMENTS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2008 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2008 (current year)	31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2007 (previous year)
	रु. Rs.	रु. Rs.
I. भारत में विनिधान Investments in India in:		
(i) सरकारी प्रतिभूतियाँ Government Securities	140734,03,68	117703,11,14
(ii) अन्य अनुमोदित प्रतिभूतियाँ Other approved securities	2738,25,17	3343,05,89
(iii) शेयर Shares	4502,53,72	2304,65,19
(iv) डिबेंचर और बांड Debentures and Bonds	17628,77,57	8690,71,27
(v) अनुषंगियाँ और/अथवा सह-उद्यम (सहयोगियों सहित) Subsidiaries and/or joint ventures (including Associates)	3766,46,03	2220,87,43
(vi) अन्य (म्यूच्युअल फंडों की यूनिटें, वाणिज्यिक पत्र प्राथमिकता प्राप्त क्षेत्रों की जमाराशियाँ आदि) Others (Units of Mutual Funds, Commercial Papers, Priority sector deposits etc.)	14960,04,07	9073,91,24
योग TOTAL	184330,10,24	143336,32,16
II. भारत के बाहर विनिधान Investments outside India in		
(i) सरकारी प्रतिभूतियों में (इसमें स्थानीय प्राधिकरण सम्मिलित हैं) Government securities (including local authorities)	394,23,41	567,71,60
(ii) विदेशों में समनुषंगी और/अथवा सह-उद्यम Subsidiaries and/or joint ventures abroad	613,80,25	352,49,77
(iii) अन्य विनिधान (शेयर, डिबेंचर आदि) Other investments (Shares, Debentures etc.)	4163,13,19	4892,34,72
योग TOTAL	5171,16,85	5812,56,09
कुल योग GRAND TOTAL	189501,27,09	149148,88,25
III. भारत मे विनिधान Investments in India		
(i) विनिधानों का सकल मान Gross Value of Investments	185278,42,52	144580,01,14
(ii) घटाएँ : कुल प्रावधान/मूल्यह्रास Less : Aggregate of Provisions/Depreciation	948,32,28	1243,68,98
(iii) निवल विनिधान (ऊपर I से) Net Investments (vide I above) ... ... योग TOTAL	184330,10,24	143336,32,16
IV. भारत के बाहर विनिधान Investments outside India		
(i) विनिधानों का सकल मान Gross Value of Investments	5204,26,52	5823,31,53
(ii) घटाएँ : कुल प्रावधान/मूल्यह्रास Less : Aggregate of Provisions/Depreciation	33,09,67	10,75,44
(iii) निवल विनिधान (ऊपर II से) Net Investments (vide II above) ... ... योग TOTAL	5171,16,85	5812,56,09
कुल योग GRAND TOTAL	189501,27,09	149148,88,25

(000 को छोड़ दिया गया है)
(000s omitted)

			31.3.2008 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2008 (current year)	31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2007 (previous year)
			रु. Rs.	रु. Rs.
क. A.	(i)	क्रय किए गए और मितीकाटे पर भुगतान किए गए विनिमय पत्र Bills purchased and discounted	36733,49,02	30787,10,14
	(ii)	कैश क्रेडिट, ओवरड्राफ्ट और माँग पर प्रतिसंदेय उधार Cash credits, overdrafts and loans repayable on demand ...	151999,99,96	125476,17,29
	(iii)	सावधि उधार Term loans	228034,70,64	181073,21,92
		योग TOTAL	416768,19,62	337336,49,35
ख. B.	(i)	मूर्त आस्तियों द्वारा प्रतिभूत (बही ऋणों पर अग्रिम सम्मिलित हैं) Secured by tangible assets (includes advances against Book Debt)	284231,06,15	233336,81,03
	(ii)	बैंक/सरकारी प्रत्याभूतियों द्वारा संरक्षित Covered by Bank/Government Guarantees	20244,75,74	21719,09,18
	(iii)	अप्रतिभूत Unsecured	112292,37,73	82280,59,14
		योग TOTAL	416768,19,62	337336,49,35
ग. C.	(I)	भारत में अग्रिम Advances in India		
		(i) प्राथमिकताप्राप्त क्षेत्र Priority Sector	119230,51,18	102015,85,14
		(ii) सार्वजनिक क्षेत्र Public Sector	23025,00,32	27164,92,08
		(iii) बैंक Banks	77,66,24	2696,31,70
		(iv) अन्य Others	218295,16,99	167406,35,94
		योग TOTAL	360628,34,73	299283,44,86
	(II)	भारत के बाहर अग्रिम Advances outside India		
		(i) बैंकों से शोध्य Due from banks	2135,16,19	2834,34,43
		(ii) अन्यों से शोध्य Due from others		
		(क) क्रय किए गए और मितीकाटे पर भुगतान किए गए विनिमय पत्र (a) Bills purchased and discounted	15543,40,45	10448,94,17
		(ख) अभिषद उधार (b) Syndicated loans	19856,62,20	12605,50,09
		(ग) अन्य (c) Others	18604,66,05	12164,25,80
		योग TOTAL	56139,84,89	38053,04,49
		कुल योग GRAND TOTAL	416768,19,62	337336,49,35

अनुसूची 10 — अचल आस्तियाँ
SCHEDULE 10 — FIXED ASSETS

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2008 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2008 (current year)		31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2007 (previous year)	
			रु. Rs.		रु. Rs.
I.	क. परिसर A. Premises				
	पूर्ववर्ती वर्ष की 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	1448,62,77		1346,45,99	
	वर्ष के दौरान परिवर्धन Additions during the year	40,20,10		105,30,36	
	वर्ष के दौरान कटौतियाँ Deductions during the year	38,29		3,13,58	
	अद्यतन मूल्यह्रास Depreciation to date	557,30,25	931,14,33	498,92,88	949,69,89
	ख. निर्माणाधीन परिसर B. Premises under Construction		234,25,82		141,95,26
II.	अन्य अचल आस्तियाँ (इसमें फर्नीचर और फिक्सचर सम्मिलित हैं) Other Fixed Assets (including furniture and fixtures)				
	पूर्ववर्ती वर्ष के 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	5493,19,27		4981,56,51	
	वर्ष के दौरान परिवर्धन Additions during the year	1145,34,90		635,08,49	
	वर्ष के दौरान कटौतियाँ Deductions during the year	76,80,88		123,45,73	
	अद्यतन मूल्यह्रास Depreciation to date	4397,99,28	2163,74,01	3855,37,21	1637,82,06
III.	पट्टाकृत आस्तियाँ Leased Assets				
	पूर्ववर्ती वर्ष की 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	1120,10,41		1190,93,80	
	वर्ष के दौरान परिवर्धन Additions during the year	—		—	
	वर्ष के दौरान कटौतियाँ Deductions during the year	181,93,50		70,83,39	
	अद्यतन मूल्यह्रास प्रावधानों सहित Depreciation to date including provision	888,54,10		960,87,48	
		49,62,81		159,22,93	
	घटाएँ : पट्टा समायोजन और प्रावधान Less : Lease Adjustment and Provisions ...	5,28,88	44,33,93	69,83,47	89,39,46
	योग TOTAL		3373,48,09		2818,86,67

अनुसूची 11 — अन्य आस्तियाँ
SCHEDULE 11 — OTHER ASSETS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2008 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2008 (current year)	31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2007 (previous year)
	रु. Rs.	रु. Rs.
(i) अंतर-कार्यालय समायोजन (निवल) Inter-office adjustments (net)	11340,53,28	216,96,15
(ii) प्रोद्भूत ब्याज Interest accrued	6298,14,48	5020,30,82
(iii) अग्रिम रूप से संदत्त कर/स्रोत पर काटा गया कर Tax paid in advance/tax deducted at source	2477,86,74	2152,43,61
(iv) लेखन सामग्री और स्टांप Stationery and stamps	95,60,12	78,61,32
(v) दावों की संतुष्टि में प्राप्त की गई गैर-बैंककारी आस्तियाँ Non-banking assets acquired in satisfaction of claims	34,91	34,91
(vi) आस्थगित कर आस्तियाँ (निवल) Deferred Tax Assets (Net)	42,04,56	—
(vii) अन्य Others	24162,48,82	17823,63,80
योग TOTAL	44417,02,91	25292,30,61

अनुसूची 12 — समाश्रित देयताएँ
SCHEDULE 12 — CONTINGENT LIABILITIES

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2008 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2008 (current year)	31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2007 (previous year)
	रु. Rs.	रु. Rs.
I. बैंक के विरुद्ध दावे जिन्हें ऋण के रूप में स्वीकार नहीं किया गया है Claims against the bank not acknowledged as debts	799,73,02	3808,98,78
II. अंशत: संदत्त विनिधानों के लिए देयता Liability for partly paid investments	2,80,00	2,80,00
III. बकाया वायदा विनिमय संविदाओं की बाबत देयता Liability on account of outstanding forward exchange contracts	310457,51,74	197285,30,50
IV. संघटकों की ओर से दी गई प्रत्याभूतियाँ Guarantees given on behalf of constituents		
(क) भारत में (a) In India	35159,13,45	23715,63,18
(ख) भारत के बाहर (b) Outside India	14503,88,10	13905,56,57
V. प्रतिग्रहण, पृष्ठांकन और अन्य बाध्यताएँ Acceptances, endorsements and other obligations	74706,09,41	47050,64,26
VI. अन्य मदें जिनके लिए बैंक समाश्रित रूप से उत्तरदायी है (डिरेवेटिव सौदों की आनुमानिक मूल सहित) Other items for which the bank is contingently liable ... ... (Including notional principal of Derivative transactions)	375167,32,35	241185,72,26
योग TOTAL	810796,48,07	526954,65,55

भारतीय स्टेट बैंक का 31 मार्च 2008 को समाप्त वर्ष के लिए लाभ और हानि खाता
PROFIT AND LOSS ACCOUNT OF STATE BANK OF INDIA FOR THE YEAR ENDED 31ST MARCH 2008

(000 को छोड़ दिया गया है)
(000s omitted)

	अनुसूची सं. Schedule No.	31.3.2008 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2008 (current year)	31.3.2007 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2007 (previous year)
		रु. Rs.	रु. Rs.
I. आय INCOME			
अर्जित ब्याज Interest earned	13	48950,30,71	37242,32,60
अन्य आय Other Income	14	8694,92,84	6765,26,18
	योग TOTAL	57645,23,55	44007,58,78
II. व्यय EXPENDITURE			
व्यय किया गया ब्याज Interest expended	15	31929,07,69	22184,13,48
परिचालन व्यय Operating expenses	16	12608,60,60	11823,51,66
प्रावधान और आकस्मिक व्यय Provisions and contingencies		6378,42,79	5458,62,91
	योग TOTAL	50916,11,08	39466,28,05
III. लाभ PROFIT			
वर्ष के लिए निवल लाभ Net Profit for the year		6729,12,47	4541,30,73
अग्रानीत लाभ Profit brought forward		33,93	33,93
सामान्य आरक्षितियों से अंतरण Transfer from General Reserve		937	2,88,57
	योग TOTAL	6729,55,77	4544,53,23
विनियोजन APPROPRIATIONS			
कानूनी आरक्षितियों को अंतरण Transfer to statutory reserves		4839,07,23	3358,11,32
विनिधान आरक्षितियों में अंतरण Transfer to Investment reserves		62,17,87	—
पूंजी आरक्षिति में अंतरण Transfer to Capital Reserve		443,98	3,91
राजस्व एवं अन्य आरक्षितियों में अंतरण Transfer to Revenue and other reserves		300,00,00	324,00,00
लाभांश Dividend		1357,66,13	736,81,84
लाभांश पर कर Tax on dividend		165,86,63	125,22,23
शेष राशि जो आगे तुलन-पत्र में ले जाई गई है Balance carried over to Balance Sheet		33,93	33,93
	योग TOTAL	6729,55,77	4544,53,23
प्रति शेयर मूल करने योग्य आय Basic Earnings per Share		रु. Rs. 126.62	रु. Rs. 86.10
प्रति शेयर न्यूनीकृत आय Diluted Earnings per Share		रु. Rs. 126.50	रु. Rs. 86.10
प्रमुख लेखा नीतियाँ / Principal Accounting Policies...	17		
लेखा-टिप्पणियाँ / Notes on Accounts	18		

अनुसूची 13 — अर्जित ब्याज
SCHEDULE 13 — INTEREST EARNED

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2008 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2008 (current year)	31.3.2007 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2007 (previous year)
	रु. Rs.	रु. Rs.
I. अग्रिमों/विनिमय पत्रों पर ब्याज/मितीकाटा Interest/discount on advances/bills	35228,11,19	24839,17,66
II. विनिधानों पर आय Income on investments	11944,16,36	10456,19,75
III. भारतीय रिज़र्व बैंक में जमाराशियों और अन्य अंतर-बैंक निधियों पर ब्याज Interest on balances with Reserve Bank of India and other inter-bank funds	1200,07,40	1729,01,78
IV. अन्य Others	577,95,76	217,93,41
योग TOTAL	48950,30,71	37242,32,60

अनुसूची 14 — अन्य आय
SCHEDULE 14 — OTHER INCOME

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2008 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2008 (current year)	31.3.2007 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2007 (previous year)
	रु. Rs.	रु. Rs.
I. कमीशन, विनिमय और दलाली Commission, exchange and brokerage	5914,25,45	4804,50,30
II. विनिधानों के विक्रय पर लाभ (हानि) (निवल) Profit / (Loss) on sale of investments (Net)	1649,83,91	567,78,12
III. विनिधानों के पुनर्मूल्यांकन पर लाभ (हानि) Profit / (Loss) on revaluation of investments	(703,50,07)	(640,71,90)
IV. पट्टाकृत आस्तियों सहित भूमि, भवनों और अन्य आस्तियों के विक्रय पर लाभ (निवल) Profit on sale of land, buildings and other assets including leased assets (Net)	11,04,09	7,47,20
V. विनिमय लेनदेन पर लाभ Profit on exchange transactions	692,69,81	331,46,97
VI. विदेश/भारत में स्थापित समनुषंगियों/कंपनियों और/या संयुक्त उद्यमों से लाभांशों आदि के रूप में अर्जित आय Income earned by way of dividends, etc., from subsidiaries/ companies and/or joint ventures abroad/in India	197,40,55	598,12,03
VII. वित्तीय - पट्टा आय Income from financial lease	31,86,36	88,28,86
VIII. प्रकीर्ण आय Miscellaneous Income	901,32,74	1008,34,60
योग TOTAL	8694,92,84	6765,26,18

अनुसूची 15 — व्यय किया गया ब्याज
SCHEDULE 15 — INTEREST EXPENDED

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2008 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2008 (current year)	31.3.2007 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2007 (previous year)
		रु. Rs	रु. Rs.
I.	जमाराशियों पर ब्याज Interest on deposits	27072,58,10	18704,71,59
II.	भारतीय रिज़र्व बैंक/अंतर-बैंक उधारों पर ब्याज Interest on Reserve Bank of India/Inter-bank borrowings	2938,43,98	1450,53,15
III.	अन्य Others	1918,05,61	2028,88,74
	योग TOTAL	31929,07,69	22184,13,48

अनुसूची 16 — परिचालन व्यय
SCHEDULE 16 — OPERATING EXPENSES

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2008 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2008 (current year)	31.3.2007 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2007 (previous year)
		रु. Rs.	रु. Rs.
I.	कर्मचारियों को भुगतान और उनके लिए प्रावधान Payments to and provisions for employees	7785,86,94	7932,59,36
II.	भाटक, कर और रोशनी Rent, taxes and lighting	993,41,81	896,50,11
III.	मुद्रण और लेखन-सामग्री Printing and stationery	188,87,76	173,87,31
IV.	विज्ञापन और प्रचार Advertisement and publicity	173,23,16	88,42,66
V.	(क) बैंक की संपत्ति पर मूल्यह्रास (पट्टाकृत आस्तियों के अतिरिक्त) (a) Depreciation on bank's property (Other than Leased Assets) ...	651,04,24	527,74,82
	(ख) पट्टाकृत आस्तियों पर मूल्यह्रास (b) Depreciation on Leased Assets	28,93,67	74,64,41
VI.	निदेशकों की फीस, भत्ते और व्यय Directors' fees, allowances and expenses	1,23,20	107,83
VII.	लेखा-परीक्षकों की फीस और व्यय (शाखा लेखा-परीक्षकों की फीस एवं व्यय सहित) Auditors' fees and expenses (including branch auditors' fees and expenses)	97,34,58	62,28,29
VIII.	विधि प्रभार Law charges	60,45,14	57,35,98
IX.	डाक महसूल, तार और टेलीफोन आदि Postage, Telegrams, Telephones etc.	216,57,72	118,16,92
X.	मरम्मत और अनुरक्षण Repairs and maintenance	235,82,73	189,14,95
XI.	बीमा Insurance	415,84,36	355,28,60
XII.	अन्य व्यय Other expenditure	1759,95,29	1346,40,42
	योग TOTAL	12608,60,60	11823,51,66

अनुसूची 17

प्रमुख लेखा नीतियाँ

क. तैयार करने का आधार

सलग्न वित्तीय विवरण अवधिगत लागत आधार पर, डेरीवेटिव्स और विदेशी मुद्रा लेन-देनों के लिए **यथा आशोधित, जैसा कि नीचे भाग "ग" में वर्णित है,** तैयार किए गए हैं. वे भारत में सामान्यत: स्वीकृत लेखा-सिद्धांतों (जीएएपी) के अनुरूप हैं एवं जिनमें सांविधिक प्रावधान, नियामक/भारतीय रिज़र्व बैंक (आरबीआई) के दिशा-निर्देश, भारतीय सनदी लेखाकार संस्थान (आईसीएआई) द्वारा जारी लेखा-मानक/मार्गदर्शी टिप्पणियाँ और भारत में बैंकिंग उद्योग में प्रचलित प्रथाएँ शामिल होती हैं.

ख. प्राक्कलनों का प्रयोग

वित्तीय विवरणों को तैयार करने में प्रबंधन को, वित्तीय विवरणों की तिथि को - आस्तियों और देयताओं, (इसमें आकस्मिक देयताएँ सम्मिलित हैं) की सूचित राशि तथा सूचना अवधि के दौरान सूचित आय एवं व्यय में प्रतिफलित प्राक्कलन और पूर्वानुमान करने की आवश्यकता होती है. प्रबंधन का यह मानना है कि वित्तीय विवरणों को तैयार करने में प्रयुक्त प्राक्कलन यथोचित एवं पर्याप्त हैं. भावी परिणाम इन प्राक्कलनों से अलग हो सकते हैं. लेखा प्राक्कलनों में किसी संशोधन का वर्तमान और भविष्यगत अवधि के लिए भविष्यलक्षी प्रभाव से अभिज्ञान किया गया है.

ग. प्रमुख लेखा नीतियाँ

1. राजस्व निर्धारण

1.1 निम्नांकित को छोड़कर आय और व्यय को प्रोद्भवन आधार पर लेखे में लिया गया है. बैंक के विदेश स्थित कार्यालयों के संबंध में आय का अभिज्ञान उस देश के स्थानीय कानून के अनुसार किया गया है जिस देश में वह कार्यालय स्थित है.

1.2 ब्याज आय का लाभ और हानि खाते में प्रोद्भूत आधार पर निर्धारण (i) अग्रिमों, पट्टों और विनिधानों से समाविष्ट अनर्जक आस्तियों से आय, जिसका निर्धारण भारतीय रिज़र्व बैंक / संबंधित देश के विनियामकों (इसके पश्चात् सामूहिक रुप से विनियामक प्राधिकारी कहलाए जाएंगे) द्वारा निर्धारित विवेकपूर्ण मानदंडों के अनुसार वसूली आधार पर किया जाता है, (ii) विनिधानों की आवेदन-राशि पर ब्याज, (iii) विनिधानों तथा बट्टाकृत बिलों पर अतिदेय ब्याज के अलावा किया गया है. (iv) रुपया डेरीवेटिव्स पर आय को "ट्रेडिंग" नाम से नामित किया गया है.

1.3 विनिधानों की बिक्री पर होने वाले लाभ / हानि को "विनिधान की बिक्री पर लाभ/हानि" खाते में जमा/नामे किया गया है और उसके पश्चात् "परिपक्वता के लिए रखे गए" श्रेणी के विनिधानों की बिक्री पर होने वाले लाभ को (प्रयोज्य करों और सांविधिक आरक्षिति अपेक्षाओं को घटाने के बाद) पूँजी आरक्षिति में विनियोग किया गया है.

1.4 वित्त पट्टों से हुई आय का परिकलन प्राथमिक पट्टा अवधि से अधिक अवधि के पट्टे पर बकाया निवल विनिधान के पट्टे में अन्तर्निहित ब्याज दर का उपयोग करके किया गया है. 01 अप्रैल, 2001 से प्रभावी पट्टों को पट्टे में निवल विनिधान के समान राशि के अग्रिम के रूप में लेखे में लिया गया है. पट्टा किरायों का मूल राशि और वित्त आय में प्रभाजन वित्त पट्टों से सम्बद्ध बकाया निवल प्रावधानों के नियत आवधिक प्रतिफल के परावर्ती स्वरूप के आधार पर किया गया है. मूल राशि का उपयोग पट्टे में निवल विनिधान राशि को घटाने के लिए किया गया है और वित्त आय को ब्याज आय के रूप में रिपोर्ट किया गया है.

1.5 "परिपक्वता के लिए रखे गए" श्रेणी में विनिधान पर आय (ब्याज को छोड़कर) को अंकित मूल्य की तुलना में बट्टाकृत मूल्य पर निम्नवत अभिज्ञान में लिया गया है :

क) ब्याज-प्राप्त करने वाली प्रतिभूतियों के संदर्भ, में इसे बिक्री / शोधन के समय अभिज्ञान में लिया गया है.

SCHEDULE 17

PRINCIPAL ACCOUNTING POLICIES :

A. Basis of Preparation

The accompanying financial statements have been prepared under the historical cost convention **as modified for derivatives and foreign currency transactions, as enumerated in Part C below.** They conform to Generally Accepted Accounting Principles (GAAP) in India, which comprise the statutory provisions, guidelines of regulatory authorities, Reserve Bank of India (RBI), accounting standards/guidance notes issued by the Institute of Chartered Accountants of India (ICAI), and the practices prevalent in the banking industry in India.

B. Use of Estimates

The preparation of financial statements requires the management to make estimates and assumptions considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Future results could differ from these estimates. Any revision to the accounting estimates is recognised prospectively in the current and future periods.

C. PRINCIPAL ACCOUNTING POLICIES

1. Revenue recognition

1.1 Income and expenditure are accounted on accrual basis, except otherwise stated below. In respect of banks' foreign offices, income is recognised as per the local laws of the country in which the respective foreign office is located.

1.2 Interest income is recognised in the Profit and Loss Account as it accrues except (i) income from non-performing assets (NPAs), comprising of advances, leases and investments, which is recognised upon realisation, as per the prudential norms prescribed by the RBI/ respective country regulators (hereafter collectively referred to as Regulatory Authorities), (ii) interest on application money on investments (iii) overdue interest on investments and bills discounted, (iv) Income on Rupee Derivatives designated as "Trading".

1.3 Profit / Loss on sale of investments is credited / debited to "Profit / Loss on Sale of Investments" and thereafter in respect of profit on sale of investments in the Held to Maturity category is appropriated (net of applicable taxes and statutory reserve requirements) to Capital Reserve.

1.4 Income from finance leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease, over the primary lease period. Leases effective from April 1, 2001 are accounted as advances at an amount equal to the net investment in the lease. The lease rentals are apportioned between principal and finance income based on a pattern reflecting a constant periodic return on the net investment outstanding in respect of finance leases. The principal amount is utilized for reduction in balance of net investment in lease and finance income is reported as interest income.

1.5 Income (other than interest) on investments in "Held to Maturity" (HTM) category acquired at a discount to the face value, is recognised as follows :

a) On Interest bearing securities, it is recognised only at the time of sale/ redemption.

ख) शून्य-कूपन प्रतिभूतियों पर, इसे प्रतिभूति की शेष अवधि के लिए नियत आय आधार पर लेखे में लिया गया है.

1.6 जहाँ लाभांश प्राप्त करने का अधिकार सिद्ध होता है वहाँ लाभांश को प्रोद्भवन आधार पर लेखे में लिया गया है.

1.7 (i) आस्थगित भुगतान गारंटियों पर गारंटी कमीशन का आकलन गारंटी की पूरी अवधि के लिए किया गया है और (ii) सरकारी व्यवसाय पर कमीशन का निर्धारण प्रोद्भवन आधार पर किया गया है. इन दोनों को छोड़कर अन्य सभी कमीशन और शुल्क - आय का निर्धारण वसूली के बाद किया गया है.

2. विनिधान

विनिधानों को वर्तमान विनियामक दिशा-निर्देशों के अनुसार लेखे में लिया गया है. बैंक अपने विनिधानों को लेखे में लेने के लिए व्यवसाय-तिथि पद्धति अपनाता है.

2.1 वर्गीकरण

विनिधानों का 03 श्रेणियों अर्थात् "परिपक्वता के लिए रखे गए", "विक्रय के लिए उपलब्ध" और "व्यवसाय के लिए रखे गए" श्रेणियों (इसके पश्चात् इन्हें श्रेणियाँ कहा गया है) में वर्गीकरण किया गया है. इन श्रेणियों में प्रत्येक श्रेणी के अन्तर्गत विनिधानों को पुन: निम्नानुसार छह समूहों में वर्गीकृत किया गया है.

i. सरकारी प्रतिभूतियाँ,

ii. अन्य अनुमोदित प्रतिभूतियाँ,

iii. शेयर,

iv. डिबेंचर और बांड,

v. अनुषंगी/संयुक्त उद्यम तथा

vi. अन्य

2.2 वर्गीकरण का आधार :

i. उन विनिधानों को "परिपक्वता के लिए रखे गए" श्रेणी के अन्तर्गत वर्गीकृत किया गया है, जिन्हें बैंक द्वारा परिपक्वता तक रखा जाता है.

ii. उन विनिधानों को "व्यवसाय के लिए रखे गए" श्रेणी के अन्तर्गत वर्गीकृत किया गया है, जिन्हें क्रय तिथि से 90 दिनों के भीतर सिद्धांतत: पुनर्विक्रय हेतु रखा जाता है.

iii. जिन विनिधानों को उपर्युक्त दो श्रेणियों में वर्गीकृत नहीं किया गया है, उन्हें "विक्रय के लिए उपलब्ध" श्रेणी के रूप में वर्गीकृत किया गया है.

iv. किसी विनिधान को इसके क्रय के समय "परिपक्वता के लिए रखे गए", "विक्रय के लिए उपलब्ध" या "व्यवसाय के लिए रखे गए" श्रेणियों में वर्गीकृत किया गया है और उसके पश्चात् श्रेणियों में परस्पर परिवर्तन विनियामक दिशा-निर्देशों के अनुरूप किया गया हैं.

v. अनुषंगियों, संयुक्त उद्यमों और सहयोगियों में किए गए विनिधानों को "परिपक्वता के लिए रखे गए" श्रेणी के अंतर्गत वर्गीकृत किया गया है.

2.3 मूल्यन :

i. किसी विनिधान की अभिग्रहण-लागत का निर्धारण करने में;

(क) अभिदानो पर प्राप्त दलाली/कमीशन को लागत में से घटा दिया गया है.

(ख) विनिधानों के अभिग्रहण के संबंध में प्रदत्त दलाली, कमीशन आदि का उसी समय व्यय कर दिया गया है और इन्हें लागत में शामिल नहीं किया गया है.

(ग) ऋण लिखतों पर खंडित अवधि के लिए प्रदत्त/प्राप्त ब्याज को ब्याज व्यय/आय के रूप में माना गया है और इन्हें लागत / विक्रय के प्रतिफल में शामिल नहीं किया गया है.

(घ) लागत का निर्धारण भारित औसत लागत प्रणाली के अनुसार किया गया है.

b) On zero-coupon securities, it is accounted for over the balance tenor of the security on a constant yield basis.

1.6 Dividend is accounted on an accrual basis where the right to receive the dividend is established.

1.7 All other commission and fee incomes are recognised on their realisation except for (i) Guarantee commission on deferred payment guarantees, which is spread over the period of the guarantee and (ii) Commission on Government Business, which is recognised as it accrues.

2. Investments

Investments are accounted for in accordance with the extant regulatory guidelines. The bank follows trade date method for accounting of its investments.

2.1 Classification

Investments are classified into 3 categories, viz. Held to Maturity, Available for Sale and Held for Trading categories (hereafter called categories). Under each of these categories, investments are further classified into the following six groups:

i. Government Securities,

ii. Other Approved Securities,

iii. Shares,

iv. Debentures and Bonds,

v. Subsidiaries/Joint ventures and

vi. Others.

2.2 Basis of classification:

i. Investments that the Bank intends to hold till maturity are classified as Held to Maturity.

ii. Investments that are held principally for resale within 90 days from the date of purchase are classified as Held for Trading.

iii. Investments, which are not classified in the above two categories, are classified as Available for Sale.

iv. An investment is classified as Held to Maturity, Available for Sale or Held for Trading at the time of its purchase and subsequent shifting amongst categories is done in conformity with regulatory guidelines.

v. Investments in subsidiaries, joint ventures and associates are classified under as Held to Maturity.

2.3 Valuation :

i. In determining the acquisition cost of an investment :

(a) Brokerage/commission received on subscriptions is reduced from the cost.

(b) Brokerage, commission etc. paid in connection with acquisition of investments are expensed upfront and excluded from cost.

(c) Broken period interest paid / received on debt instruments is treated as interest expense/income and is excluded from cost/ sale consideration.

(d) Cost is determined on the weighted average cost method.

(ड) उपरोक्त तीन श्रेणियों में प्रतिभूति के अंतरण को अंतरण की तिथि पर न्यूनतम अभिग्रहण लागत/बही मूल्य/बाजार मूल्य के अनुसार लेखे में लिया गया है, और ऐसे अंतरण पर हुए मूल्यह्रास, यदि हो तो, का पूर्णतया प्रावधान किया गया है.

ii. राजस्व बिलों और वाणिज्यिक पत्रों का मूल्यन अग्रानीत व्यय आधार पर किया गया है.

iii. **परिपक्वता के लिए रखे गए श्रेणी :** परिपक्वता के लिए रखे गए प्रत्येक स्क्रिप को अभिग्रहण लागत पर लिया गया है और यदि उसे अंकित मूल्य पर अभिगृहीत किया गया है तो उसे परिशोधित लागत पर लिया गया है. किसी अभिगृहीत प्रीमियम को नियत आय आधार पर प्रतिभूति की बची हुई परिपक्वता अवधि में परिशोधित किया गया है. ऐसे प्रीमियम के परिशोधन को "विनिधानों पर ब्याज" शीर्ष के अन्तर्गत आय के सापेक्ष समायोजित किया गया है. अस्थायी के अतिरिक्त ह्रास के लिए प्रावधान किया गया है. क्षेत्रीय ग्रामीण बैंकों को छोड़कर अनुषंगियों, संयुक्त उद्यमों और सहयोगियों (देश और विदेश दोनों में ही) में विनिधान को अवधिगत लागत आधार पर मूल्यांकित किया गया है. क्षेत्रीय ग्रामीण बैंकों में विनिधान को अग्रानीत लागत (अर्थात् बही मूल्य) पर मूल्यांकित किया गया है.

iv. **विक्रय के लिए उपलब्ध तथा व्यवसाय के लिए रखे गए श्रेणियाँ :** उपरोक्त दोनों श्रेणियों के प्रत्येक स्क्रिप का पुनर्मूल्यन **विनियामक दिशा-निर्देशों के अनुसार निर्धारित** बाजार मूल्य या उचित मूल्य के अनुसार किया गया है और प्रत्येक श्रेणी से सम्बद्ध प्रत्येक समूह के निवल मूल्यह्रास का प्रावधान किया गया है और निवल मूल्यवृद्धि को लेखे में नहीं लिया गया है. मूल्यह्रास का प्रावधान होने पर प्रत्येक प्रतिभूति का बही मूल्य बाजार के बही - मूल्य के अनुसार अंकन के पश्चात् अपरिवर्तित रहा है.

v. आस्ति पुनर्निर्माण कंपनी द्वारा जारी प्रतिभूति रसीदों का मूल्यन गैर-सांविधिक चलनिधि अनुपात (नॉन-सएलआर) लिखतो पर लागू दिशा-निर्देशों के अनुसार किया गया है. तदनुसार, जिन मामलों में आस्ति पुनर्निर्माण कंपनी द्वारा जारी प्रतिभूति रसीदों का परिशोधन तत्सम्बद्ध योजना के लिखतों के लिए आबंटित वित्तीय आस्तियों की वास्तविक वसूली के अनुसार किया गया है, उन मामलों में निवल आस्ति मूल्य, आस्ति पुनर्निर्माण कंपनी से प्राप्त, की गणना ऐसे विनिधानों के मूल्यन के लिए की गई है.

vi. देशी कार्यालयों के संबंध में भारतीय रिज़र्व बैंक के तथा विदेश स्थित कार्यालयों के संबंध में उस देश के विनियामकों के दिशा-निर्देशों के आधार पर विनिधानों को अर्जक और अनर्जक श्रेणियों में विभाजित किया गया है. देशी कार्यालयों के विनिधान निम्नलिखित स्थितियों में अनर्जक हो जाते हैं :

क) ब्याज/किस्त (परिपक्वता राशि सहित) देय है और 90 दिनों से अधिक अवधि के लिए बकाया हैं.

ख) इक्विटी शेयरों के संबंध में, जहाँ अद्यतन तुलनपत्र की अनुपलब्धता के कारण शेयरों को रु. 1/- प्रति कंपनी मूल्य प्रदान किया गया है - ऐसे इक्विटी शेयरों को अनर्जक विनिधान माना जाएगा.

ग) यदि जारीकर्ता द्वारा ली गई कोई ऋण-सुविधा बैंक - बही में अनर्जक आस्ति हो गई है - ऐसी स्थिति में उसी जारीकर्ता द्वारा जारी किसी भी प्रतिभूति में विनिधान को और जारीकर्ता द्वारा विनिधान को अनर्जक विनिधान माना जाएगा.

घ) उपर्युक्त, आवश्यक परिवर्तनों के साथ उन प्रिफरेन्स शेयरों पर भी लागू होगा जहाँ निर्धारित लाभांश का भुगतान नहीं किया गया है.

(e) The transfer of a security amongst the above three categories is accounted for at the least of acquisition cost/book value/ market value on the date of transfer, and the depreciation, if any, on such transfer is fully provided for.

ii. Treasury Bills and Commercial Papers are valued at **carrying cost.**

iii. **Held to Maturity category:** Each scrip under Held to Maturity category is carried at its acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium on acquisition is amortised over the remaining maturity period of the security on constant yield basis. Such amortisation of premium is adjusted against income under the head "interest on investments". A provision is made for diminution, other than temporary. Investments in subsidiaries, joint ventures and associates (both in India and abroad) are valued at historical cost except for investments in Regional Rural Banks, which are valued at carrying cost (i.e book value).

iv. **Available for Sale and Held for Trading categories:** Each scrip in the above two categories is revalued at the market price or fair value **determined as per Regulatory guidelines**, and only the net depreciation of each group for each category is provided for and net appreciation, is ignored. On provision for depreciation, the book value of the individual securities remains unchanged after marking to market.

v. Security receipts issued by an asset reconstruction company (ARC) are valued in accordance with the guidelines applicable to non-SLR instruments. Accordingly, in cases where the security receipts issued by the ARC are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Net Asset Value, obtained from the ARC, is reckoned for valuation of such investments.

vi. Investments are classified as performing and non-performing, based on the guidelines issued by the RBI in case of domestic offices and respective regulators in case of foreign offices. Investments of domestic offices become non performing where :

a) Interest/installment (including maturity proceeds) is due and remains unpaid for more than 90 days.

b) In the case of equity shares, in the event the investment in the shares of any company is valued at Re. 1 per company on account of the non availability of the latest balance sheet, those equity shares would be reckoned as NPI.

c) If any credit facility availed by the issuer is NPA in the books of the bank, investment in any of the securities issued by the same issuer would also be treated as NPI and vice versa.

d) The above would apply mutatis-mutandis to preference shares where the fixed dividend is not paid.

ङ) ऐसे डिबेंचरों / बांडों में विनिधान जो अग्रिम की प्रकृति के हैं उन पर अनर्जक विनिधान के वही मानदंड लगेंगे जो विनिधानों पर लागू होते हैं.

च) विदेश स्थित कार्यालयों के अनर्जक विनिधानों के संबंध में प्रावधान-स्थानीय विनियामकों अथवा भारतीय रिज़र्व बैंक के मानदंडों में जो अधिक था उसके अनुसार किया गया है.

vii. रिपो तथा प्रत्यावर्तित रिपो लेन-देन (भारतीय रिज़र्व बैंक के साथ चलनिधि समायोजन सुविधा (एलएएफ) के अधीन लेनदेन के अलावा) को लेखे में लेने के लिए बैंक ने भारतीय रिज़र्व बैंक द्वारा निर्धारित "समान लेखा प्रक्रिया" को अपनाया है. तदनुसार, रिपो/प्रत्यावर्तित रिपो के अधीन विक्रय/क्रय की गई प्रतिभूतियों को एकमुश्त विक्रय / क्रय माना गया है और उन्हें रिपो/प्रत्यावर्तित रिपो खातों के लेखे में लिया गया है तथा इन प्रविष्टियों का परिपक्वता तिथि को प्रत्यावर्तन किया गया है. लागत एवं राजस्व को यथास्थिति ब्याज व्यय/आय के रूप में लेखे में लिया गया है. रिपो/प्रत्यावर्तित रिपो खाते की शेष राशि का समायोजन विनिधान खाते की शेष राशि के सापेक्ष किया गया है.

viii. भारतीय रिज़र्व बैंक के साथ चलनिधि समायोजन सुविधा (एलएएफ) के अधीन क्रय / बिक्री की गई प्रतिभूतियों को विनिधान खाते में नामे/जमा किया गया है और उनको लेनदेन की परिपक्वता की तिथि पर प्रत्यावर्तित किया गया है. उन पर व्यय / अर्जित ब्याज को व्यय/राजस्व के रूप में लेखे में लिया गया है.

3 ऋण/अग्रिम और उन पर प्रावधान

3.1 ऋणों और अग्रिमों का वर्गीकरण भारतीय रिज़र्व बैंक द्वारा जारी दिशा - निर्देशों के आधार पर अर्जक और अनर्जक ऋणों और अग्रिमों के रूप में किया गया है. ऋण आस्तियाँ उन मामलों में अनर्जक बन गई हैं, जहाँ:

i. सावधि ऋण के संबंध में, ब्याज और/अथवा मूलधन की किस्त 90 दिनों से अधिक अवधि के लिए अतिदेय रहती है;

ii. ओवरड्राफ्ट या नकद-ऋण अग्रिम के संबंध में खाता "असंगत" ("आउट ऑफ आर्डर") रहता है, अर्थात् यदि बकाया शेषराशि निरन्तर 90 दिनों की अवधि के लिए संस्वीकृत सीमा /आहरण प्राधिकार से अधिक हो जाती है, या कोई भी राशि तुलनपत्र की तिथि को निरन्तर 90 दिनों के लिए जमा नहीं है अथवा ये जमाराशियाँ उसी अवधि के दौरान देय ब्याज का भुगतान करने के लिए अपर्याप्त हैं;

iii. क्रय किए गए/बट्टाकृत बिलों के संबंध में, बिल 90 दिनों की अवधि से अधिक अतिदेय रहते हैं;

iv. अल्पावधि फसलों के लिए कृषि अग्रिमों के संबंध में, जहाँ मूलधन की किस्त या ब्याज 02 फसल-ऋतुओं के लिए अतिदेय रहते हैं;

v. दीर्घावधि फसलों के लिए कृषि अग्रिमों के संबंध में, जहाँ मूलधन या ब्याज एक फसल -ऋतु के लिए अतिदेय रहते हैं.

3.2 अनर्जक अग्रिमों को भारतीय रिज़र्व बैंक द्वारा निर्धारित निम्नलिखित मानदंडों के आधार पर अव-मानक, संदिग्ध और हानिप्रद आस्तियों में वर्गीकृत किया गया है:

i. अव-मानक : कोई ऋण आस्ति, जो 12 महीनों या उससे कम अवधि के लिए अनर्जक रह गई है.

ii. संदिग्ध : कोई ऋण आस्ति, जो 12 महीनों की अवधि के लिए अव-मानक वर्ग में रह गई है.

e) The investments in debentures/bonds, which are deemed to be in the nature of advance, are also subjected to NPI norms as applicable to investments.

f) In respect of foreign offices, provisions for non performing investments are made as per the local regulations or as per the norms of RBI, whichever is higher.

vii. The Bank has adopted the Uniform Accounting Procedure prescribed by the RBI for accounting of Repo and Reverse Repo transactions [other than transactions under the Liquidity Adjustment Facility (LAF) with the RBI]. Accordingly, the securities sold/purchased under Repo/Reverse repo are treated as outright sales/purchases and accounted for in the Repo/Reverse Repo Accounts, and the entries are reversed on the date of maturity. Costs and revenues are accounted as interest expenditure/income, as the case may be. Balance in Repo/Reverse Repo Account is adjusted against the balance in the Investment Account.

viii. Securities purchased / sold under LAF with RBI are debited / credited to Investment Account and reversed on maturity of the transaction. Interest expended / earned thereon is accounted for as expenditure / revenue.

3. Loans /Advances and Provisions thereon

3.1 Loans and Advances are classified as performing and non-performing, based on the guidelines issued by the RBI. Loan assets become non-performing where:

i. In respect of term loan, interest and/or instalment of principal remains overdue for a period of more than 90 days;

ii. In respect of an Overdraft or Cash Credit advance, the account remains "out of order", i.e. if the outstanding balance exceeds the sanctioned limit/drawing power continuously for a period of 90 days, or if there are no credits continuously for 90 days as on the date of balance-sheet, or if the credits are not adequate to cover the interest due during the same period;

iii. In respect of bills purchased/discounted, the bill remains overdue for a period of more than 90 days;

iv. In respect of agricultural advances for short duration crops, where the instalment of principal or interest remains overdue for 2 crop seasons;

v. In respect of agricultural advances for long duration crops, where the principal or interest remains overdue for one crop season.

3.2 Non-Performing advances are classified into sub-standard, doubtful and loss assets, based on the following criteria stipulated by RBI :

i. Sub-standard: A loan asset that has remained non-performing for a period less than or equal to 12 months.

ii. Doubtful: A loan asset that has remained in the sub-standard category for a period of 12 months.

iii. हानिप्रद : कोई ऋण आस्ति, जिसमें हानि का अभिज्ञान हो गया है किन्तु उस राशि को पूर्णतया बट्टे खाते में नहीं डाला गया है.

3.3 अनर्जक आस्तियों के लिए प्रावधान विनियामक प्राधिकारियों द्वारा निर्धारित वर्तमान दिशा-निर्देशों के अनुसार किए गए हैं और ये भारतीय रिज़र्व बैंक द्वारा निर्धारित निम्नलिखित न्यूनतम प्रावधान मानदंड के अधीन किए गए हैं:

अव-मानक आस्तियाँ :	i.	10% का सामान्य प्रावधान
	ii.	ऋण जोखिमों, जो प्रारंभ से ही अप्रतिभूत हैं, के लिए 10% का अतिरिक्त प्रावधान (जहाँ प्रतिभूति का वसूली - मूल्य प्रारंभ से ही 10% से अधिक नहीं है)
संदिग्ध आस्तियाँ :		
- प्रतिभूत भाग :	i.	एक वर्ष तक - 20%
	ii.	एक से तीन वर्ष तक - 30%
	iii.	तीन वर्ष से अधिक - 100%
- अप्रतिभूत भाग		100%
हानिप्रद आस्तियाँ :		100%

3.4 विदेश स्थित कार्यालयों के अनर्जक अग्रिमों के संबंध में प्रावधान -स्थानीय विनियामकों अथवा भारतीय रिज़र्व बैंक के मानदंडों में जो अधिक था उसके अनुसार किया गया है.

3.5 अनर्जक आस्तियों के विक्रय को भारतीय रिज़र्व बैंक द्वारा निर्धारित दिशा - निर्देशों के अनुसार लेखे में लिया गया है, जिसमें किसी घाटे (जहाँ विक्रय मूल्य निवल बही मूल्य से कम है) के लिए प्रावधान किया जाना आवश्यक है, जबकि अधिशेष को (जहाँ विक्रय मूल्य निवल बही मूल्य से ज्यादा है) को शामिल नहीं किया गया है. निवल बही मूल्य रखे गए विशिष्ट प्रावधान तथा भारतीय निर्यात ऋण गारंटी निगम (इसीजीसी) के प्राप्त दावों से घटाने पर बकाया है.

3.6 अग्रिमों में से विशिष्ट ऋण पर किए गए हानिप्रद प्रावधानों, अप्राप्त ब्याज, भारतीय निर्यात ऋण गारंटी निगम (इसीजीसी) के प्राप्त दावों और बट्टाकृत बिलों को घटा दिया गया है.

3.7 पुनर्संरचनागत / पुन: निर्धारित आस्तियों के लिए प्रावधान भारतीय रिज़र्व बैंक द्वारा जारी दिशा -निर्देशों के अनुसार किए गए हैं, जिसके अनुरूप मूल - ऋण करार के अनुसार भविष्यगत बकाया ब्याज के वर्तमान मूल्य की पुनर्संरचित पैकेज के अंतर्गत सम्भावित ब्याज - आय से तुलना करने के बाद उक्त राशि की अनर्जक आस्तियों के लिए किए गए प्रावधान के अतिरिक्त प्रावधान किया जाएगा. उत्सर्जित ब्याज के प्रावधान को अग्रिम से घटाया नहीं गया है और इसे तुलनपत्र के "अन्य देयताएँ - अन्य" शीर्ष के अंतर्गत शामिल किया गया है.

3.8 अनर्जक आस्तियों के रूप में वर्गीकृत ऋण खातों के मामले में, विनियामकों द्वारा निर्धारित दिशा-निर्देशों के अनुरूप होने पर ही किसी खाते को अर्जक खाते के रूप में पुनर्वर्गीकृत किया जा सकता है.

3.9 पूर्ववर्ती वर्षों में बट्टे खाते में डाले गए ऋणों के सापेक्ष वसूली गई राशि का निर्धारण राजस्व के रूप में किया गया है.

3.10 पिछले वर्ष अग्रिमों के संदर्भ में रेखांकित किए गए ऐसे गैर-वसूलीकृत ब्याज जो चालू वर्ष के दौरान अनर्जक हो गए हैं, उनके लिए प्रावधान किया गया है.

3.11 अनर्जक आस्तियों पर विशिष्ट प्रावधान के अतिरिक्त, भारतीय रिज़र्व बैंक द्वारा निर्धारित वर्तमान दिशा-निर्देशों के अनुसार मानक आस्तियों

iii. Loss: A loan asset where loss has been identified but the amount has not been fully written off.

3.3 Provisions are made for NPAs as per the extant guidelines prescribed by the regulatory authorities, subject to minimum provisions as prescribed below by the RBI :

Substandard Assets :	i.	A general provision of 10%
	ii.	Additional provision of 10% for exposures which are unsecured ab-initio (where realisable value of security is not more than 10 percent ab-initio)
Doubtful Assets :		
– Secured portion :	i.	Upto one year – 20%
	ii.	One to three years – 30%
	iii.	More than three years – 100%
– Unsecured portion		100%
Loss Assets :		100%

3.4 In respect of foreign offices, provisions for non performing advances are made as per the local regulations or as per the norms of RBI, whichever is higher.

3.5 The sale of NPAs is accounted as per guidelines prescribed by the RBI, which requires provisions to be made for any deficit (where sale price is lower than the net book value), while surplus (where sale price is higher than the net book value) is ignored. Net book value is outstandings as reduced by specific provisions held and ECGC claims received.

3.6 Advances are net of specific loan loss provisions, unrealised interest, ECGC claims received and bills rediscounted.

3.7 For restructured/rescheduled assets, provisions are made in accordance with the guidelines issued by RBI, which requires that the present value of future interest due as per the original loan agreement, compared with the present value of the interest expected to be earned under the restructuring package, be provided in addition to provision for NPAs. The provision for interest sacrifice is not reduced from advances and is included in the balance sheet under the head "Other Liabilities-Others".

3.8 In the case of loan accounts classified as NPAs, an account may be reclassified as a performing account if it conforms to the guidelines prescribed by the regulators.

3.9 Amounts recovered against debts written off in earlier years are recognised as revenue.

3.10 Unrealised Interest recognised in the previous year on advances which have become non-performing during the current year, is provided for.

3.11 In addition to the specific provision on NPAs, general provisions are also made for standard assets as per the extant guidelines prescribed by

के लिए सामान्य प्रावधान भी किए गए हैं. निवल अनर्जक आस्तियों की स्थिति की जानकारी के लिए मानक आस्तियों पर प्रावधानों को गणना में शामिल नहीं किया गया है. ये प्रावधान तुलनपत्र की अनुसूची 5 के ''अन्य देयताएँ और प्रावधान - अन्य'' शीर्ष के अन्तर्गत प्रदर्शित हैं.

4. **देशवार ऋण-जोखिम के लिए प्रावधान**

आस्ति वर्गीकरण की स्थिति के अनुरूप किए गए विशिष्ट प्रावधान के अतिरिक्त पृथक् देशवार ऋण जोखिम (निजी देश के अलावा) के लिए प्रावधान किए गए हैं. इन देशों का वर्गीकरण सात जोखिम यथा नगण्य, कम, सामान्य, अधिक, अत्यधिक, प्रतिबंधित एवं ऋण में शामिल न होने वाले वर्गों में किया गया है, तथा यह प्रावधान भारतीय रिज़र्व बैंक के वर्तमान दिशा - निर्देशों के अनुसार किया गया है. यदि प्रत्येक देश से संबंधित बैंक का देशवार ऋण जोखिम (निवल) कुल निधिक आस्तियों के 1% से अधिक नहीं है तो ऐसे देशवार ऋण जोखिम पर कोई प्रावधान नहीं किया गया है.

5. **डेरीवेटिव्स :**

5.1 बैंक डेरीवेटिव्स संविदाएँ जैसे विदेशी विनिमय विकल्प, ब्याज दर विनिमय, मुद्रा विनिमय, परस्पर मुद्रा ब्याज दर विनिमय, वायदा दर करार निष्पादित करता है ताकि तुलन पत्र की / तुलन पत्र इतर आस्तियों और देयताओं से बचाव किया जा सके या इनका क्रय-विक्रय किया जा सके. तुलन पत्र की आस्तियों और देयाताओं से बचाव के लिए निष्पादित विनिमय संविदाएँ इस प्रकार तैयार की जाती हैं कि तुलनपत्र की अंतर्निहित मदों का प्रभाव प्रतिकूल और प्रति संतुलनकारी हो. इन डेरीवेटिव लिखतों का प्रभाव अंतर्निहित आस्तियों के क्रय-विक्रय पर निर्भर करता है और इसे प्रतिरक्षा लेखाकरण सिध्दांतों के अनुसार लेखे में लिया जाता है.

5.2 सभी डेरीवेटिव लिखतों को तुलनपत्र में आस्तियों या देयताओं के रूप में शामिल किया गया है और इनकी बाजार के बही मूल्य के अनुसार गणना की गई है.

5.3 प्रतिरक्षा संविदाओं के रूप में वर्गीकृत डेरीवेटिव संविदाओं को प्रोद्भवन आधार पर अंकित किया गया है. प्रतिरक्षा संविदाओं की गणना तब तक बाजार के बही मूल्य के अनुसार नहीं की जाती जबतक कि अंतर्निहित आस्तियाँ/देयताएँ बाजार के बही मूल्य के अनुसार चिह्नित न किया गया है.

5.4 सिवा उपर्युक्त के, सभी अन्य डेरीवेटिव संविदाएँ उद्योग में प्रचलित सामान्यतया मान्य लेखाकरण सिध्दांतों के अनुसार बाज़ार के बही मूल्य के अनुसार अंकित की गई हैं. बाजार के बही मूल्य के अनुसार चिह्नित डेरीवेटिव संविदाओं के संबंध में बाजार मूल्य में परिवर्तन, परिवर्तन की अवधि में लाभ और हानि खाते में शामिल किए गए हैं.

5.5 संदत्त या प्राप्त ऑप्शन प्रीमियम ऑप्शन की अवधि की समाप्ति पर लाभ और हानि खाते में अंकित किया गया है.

6. **अचल आस्तियाँ और मूल्यह्रास :**

6.1 अचल आस्तियों का संचित मूल्यह्रास से कम लागत पर अंकन किया गया है.

6.2 लागत में क्रय लागत तथा समस्त व्यय, जैसे कि स्थान की तैयारी, संस्थापन लागत और आस्ति पर उसका उपयोग करने से पूर्व वहन की गई फीस शामिल हैं. उपयोग की गई आस्तियों पर वहन किए गए अनुवर्ती व्यय को केवल तभी पूंजीकृत किया गया है, जब ये व्यय इन आस्तियों से होने वाले भावी लाभ को/इन आस्तियों की व्यावहारिक क्षमता को बढ़ाते है.

6.3 आयकर नियम 1962 के अंतर्गत निर्धारित दरों की ह्रासित मूल्य पद्धति पर प्रबंधन द्वारा उचित समझे गए मूल्यह्रास का प्रावधान किया गया है.

the RBI. The provisions on standard assets are not reckoned for arriving at net NPAs. These provisions are reflected in Schedule 5 of the balance sheet under the head "Other Liabilities & Provisions – Others."

4. **Provision for Country Exposure**

In addition to the specific provisions held according to the asset classification status, provisions are held for individual country exposures (other than the home country). Countries are categorised into seven risk categories, namely, insignificant, low, moderate, high, very high, restricted and off-credit, and provisioning made as per extant RBI guidelines. If the country exposure (net) of the bank in respect of each country does not exceed 1% of the total funded assets, no provision is maintained on such country exposures.

5. **Derivatives :**

5.1 The Bank enters into derivative contracts, such as foreign currency options, interest rate swaps, currency swaps, and cross currency interest rate swaps and forward rate agreements in order to hedge on-balance sheet/off-balance sheet assets and liabilities or for trading purposes. The swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of the underlying assets and accounted in accordance with the principles of hedge accounting.

5.2 All derivative instruments are recognised as assets or liabilities in the balance sheet and measured at marked to market.

5.3 Derivative contracts classified as hedge are recorded on accrual basis. Hedge contracts are not marked to market unless the underlying Assets / Liabilities are also marked to market.

5.4 Except as mentioned above, all other derivative contracts are marked to market as per the generally accepted practices prevalent in the industry. In respect of derivative contracts that are marked to market, changes in the market value are recognised in the profit and loss account in the period of change.

5.5 Option premium paid or received is recorded in profit and loss account at the expiry of the option.

6. **Fixed Assets and Depreciation**

6.1 Fixed assets are carried at cost less accumulated depreciation.

6.2 Cost includes cost of purchase and all expenditure such as site preparation, installation costs and professional fees incurred on the asset before it is put to use. Subsequent expenditure incurred on assets put to use is capitalised only when it increases the future benefits from such assets or their functioning capability.

6.3 Depreciation is provided on the written down value method at the rates prescribed under the Income Tax Rules 1962, which are considered appropriate

इस देशी परिचालन के संबंध में मूल्यहृास की दरें और मूल्यहृास प्रभारित करने की पद्धति का विवरण निम्नानुसार है :

क्रम सं.	अचल आस्तियों का विवरण	मूल्यहृास प्रभारित करने की पद्धति	मूल्यहृास/ परिशोधन दर
1	कंप्यूटर	सीधी कटौती प्रणाली	33.33% प्रति वर्ष
2	हार्डवेयर के अभिन्न अंग के रूप में शामिल कंप्यूटर सॉफ्टवेयर	हृासित मूल्य पद्धति	60%
3	हार्डवेयर के अभिन्न अंग के रूप में न शामिल कंप्यूटर सॉफ्टवेयर	सीधी कटौती प्रणाली	अभिग्रहण वर्ष में 100%
4	31 मार्च 2001 तक वित्तीय पट्टे पर दी गई आस्तियाँ	सीधी कटौती प्रणाली	कंपनी अधिनियम 1956 के अधीन निर्धारित दर पर
5	अन्य अचल आस्तियाँ	हृासित मूल्य पद्धति	आयकर नियम 1962 के अधीन निर्धारित दर पर

6.4 वर्ष के दौरान देशी परिचालनों से प्राप्त आस्तियों के संबंध में मूल्यहृास 182 दिनों तक प्रयुक्त आस्तियों पर अर्द्धवर्ष के लिए तथा 182 दिनों से अधिक प्रयुक्त आस्तियों पर पूरे वर्ष के लिए प्रभारित किया गया है, जबकि कंप्यूटरों और साफ्टवेयर पर मूल्यहृास - इस आस्ति का उपयोग करने की अवधि से निरपेक्ष पूरे वर्ष के लिए प्रभारित किया गया है.

6.5 ऐसी मदें जिनमें से प्रत्येक का मूल्य रु.1000/- से कम हो उन्हें क्रय वर्ष में ही बट्टे खाते में डाल दिया गया है.

6.6 पट्टाकृत परिसरों से सम्बद्ध पट्टा प्रीमियम, यदि हो तो, को पट्टा अवधि पर परिशोधित किया गया है और पट्टा किराये को उसी वर्ष प्रभारित किया गया है.

6.7 बैंक द्वारा 31 मार्च 2001, को या उससे पूर्व पट्टे पर दी गई आस्तियों के संबंध में पट्टे पर दी गई आस्तियों के मूल्य को पट्टाकृत आस्तियों के रूप में अचल आस्तियों के अंतर्गत दर्शाया गया है और वार्षिक पट्टा शुल्क (पूंजी-वसूली) एवं मूल्यहृास के अंतर को पट्टा समानीकरण लेखे में लिया गया है.

6.8 विदेश स्थित कार्यालयों में धारित अचल आस्तियों पर मूल्यहृास का प्रावधान संबंधित देशों के स्थानीय विनियमों/मानदंडों के अनुसार किया गया है.

7. पट्टे

7.1 बैंक द्वारा 01 अप्रैल 2001 को या उसके पश्चात् वित्तीय पट्टे पर दी गई आस्तियाँ लेखा मानक 19 के अनुसार लेखे में ली गई हैं. ये आस्तियाँ अन्य आस्तियों के अन्तर्गत शामिल की गई हैं.

7.2 आस्ति वर्गीकरण और अग्रिमों के लिए लागू प्रावधानीकरण मानदंडों का उपरोक्त अनुच्छेद 3 में दिए गए दिशा-निर्देशों के अनुसार इन वित्तीय पट्टो में प्रयोग किया गया है.

8. आस्तियों की अपसामान्यता

जब कभी घटनाएँ अथवा स्थितियों में परिवर्तन यह संकेत देते हैं कि किसी आस्ति की अग्रानीत राशि की वसूली संदिग्ध है तो ऐसी स्थिति में अचल आस्तियों की अपसामान्यता हेतु समीक्षा की जाती है. धारित और प्रयोग की जाने वाली आस्ति की वसूली हो पाएगी या नहीं इसे मापने के लिए आस्ति के अग्रानीत मूल्य की तुलना आस्ति द्वारा अपेक्षित भविष्यगत निवल बट्टाकृत नकदी प्रवाह से तुलना करके ज्ञात की जाती है. यदि ऐसी आस्तियों को अपसामान्यता के योग्य पाया

by the management. The rates of depreciation and method of charging depreciation in respect of domestic operations are as under :

Sr. No.	Description of fixed assets	Method of charging depreciation	Depreciation/ amortisation rate
1	Computers	Straight Line Method	33.33% every year
2	Computer software forming an integral part of hardware	Written Down Value Method	60%
3	Computer Software which does not form an integral part of hardware	Straight Line Method	100%, in the year of acquisition
4	Assets given on financial lease upto 31st March 2001	Straight Line Method	At the rate prescribed under Companies Act 1956
5	Other fixed assets	Written down value method	At the rate prescribed under Income-tax Rules 1962

6.4 In respect of assets acquired for domestic operations during the year, depreciation is charged for half an year in respect of assets used for upto 182 days and for the full year in respect of assets used for more than 182 days, except depreciation on computers and software, which is charged for the full year irrespective of the period for which the asset was put to use.

6.5 Items costing less than Rs. 1,000 each are charged off in the year of purchase.

6.6 In respect of leasehold premises, the lease premium, if any, is amortised over the period of lease and the lease rent is charged in the respective year.

6.7 In respect of assets given on lease by the Bank on or before 31st March 2001, the value of the assets given on lease is disclosed as Leased Assets under fixed assets, and the difference between the annual lease charge (capital recovery) and the depreciation is taken to Lease Equalisation Account.

6.8 In respect of fixed assets held at foreign offices, depreciation is provided as per the regulations / norms of the respective countries.

7. Leases

7.1 Assets given on financial lease by the Bank on or after 1st April 2001 are accounted as per Accounting Standard 19. Such assets are included under Other Assets.

7.2 The asset classification and provisioning norms applicable to advances, as laid down in Para 3 above, are applied to such financial leases.

8. Impairment of Assets

Fixed Assets are reviewed for impairment whenever events or changes in circumstances warrant that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net discounted cash flows expected to be generated

जाता है तो अपसामान्यता का माप-अभिज्ञान उस अधिक राशि के आधार पर किया जाता है जो आस्ति के अग्रानीत मूल्य और उसके उचित मूल्य के बीच का अंतर है.

9. विदेशी मुद्रा विनिमय दर में उतार-चढ़ाव का प्रभाव

9.1 विदेशी मुद्रा लेन-देन

i. विदेशी मुद्रा लेन-देन को लेन-देन की तिथि को सूचित मुद्रा एवं विदेशी मुद्रा के बीच विनिमय दर की विदेशी मुद्रा राशि के प्रयोग द्वारा सूचित मुद्रा में प्रारंभिक निर्धारण पर दर्ज किया गया है.

ii. विदेशी मुद्रा मौद्रिक मदों की सूचना भारतीय विदेशी मुद्रा व्यापारी संघ (फेडई) की अंतिम तत्काल दरों के प्रयोग से की गई है.

iii. विदेशी मुद्रा गैर मौद्रिक मदों, जो अवधिगत लागत के आधार पर ली गई हैं, की सूचना लेन-देन की तिथि को प्रचलित मुद्रा विनिमय दर के प्रयोग से की गई है.

iv. विदेशी मुद्रा में मूल्यांकित आकस्मिक देयताओं की सूचना फेडई की अंतिम तत्काल दर के प्रयोग से की गई है.

v. व्यवसाय के लिए रखी गई बकाया तत्काल विदेशी मुद्रा विनिमय तथा वायदा संविदाओं को इनकी निर्धारित परिपक्वता के लिए फेडई द्वारा अधिसूचित मुद्रा विनिमय दरों पर पुनर्मूल्यांकित किया गया है और परिणामी लाभ या हानि को लाभ और हानि खाते में शामिल किया गया है.

vi. विदेशी मुद्रा वायदा संविदाओं, जो व्यवसाय के लिए अपेक्षित नहीं हैं और तुलनपत्र की तिथि को बकाया हैं, का अंतिम तत्काल दर पर मूल्यांकन किया गया है. ऐसी वायदा विनिमय संविदा के प्रारंभ से उद्भूत प्रीमियम या बट्टे को संविदा की परिपक्वता अवधि के व्यय या आय के रूप में परिशोधित किया गया है.

vii. मौद्रिक मदों के निर्धारण से उद्भूत विनिमय अंतर राशियों को उन दरों, जो दरें आरंभ से दर्ज की गई थीं, से भिन्न दरों पर उस अवधि, जिसमें ये दरें उद्भूत हुई हैं, के आय या व्यय के रुप में निर्धारित किया गया है.

9.2 विदेशी परिचालन

बैंक की विदेश स्थित शाखाओं और समुद्रपारीय बैंकिंग इकाइयों को असमाकलित परिचालनों के रूप में वर्गीकृत किया गया है और प्रतिनिधि कार्यालयों को समाकलित परिचालनों के रूप में वर्गीकृत किया गया है.

क. असमाकलित परिचालन :

i. असमाकलित विदेशी परिचालनों की दोनों मौद्रिक और गैर-मौद्रिक विदेशी मुद्रा आस्तियों एवं देयताओं तथा आकस्मिक देयताओं को तुलनपत्र तिथि को फेडई द्वारा अधिसूचित अंतिम विनिमय दरों पर रूपांतरित किया गया है.

ii. असमाकलित विदेशी परिचालनों के आय एवं व्यय को तिमाही औसत की अंतिम दर पर रूपांतरित किया गया है.

iii. निवल विनिधान के निपटान होने तक असमाकलित विदेशी परिचालनों से उद्भूत विनिमय अंतर-राशियों का संचयन विदेशी मुद्रा रूपांतरण आरक्षिति में किया गया है.

ख. समाकलित परिचालन :

i. विदेशी मुद्रा लेन-देन को लेन-देन की तिथि की सूचित मुद्रा और विदेशी मुद्रा में विनिमय दर पर विदेशी मुद्रा राशि के प्रयोग द्वारा सूचित मुद्रा में आरंभिक अभिज्ञान पर दर्ज किया गया है.

by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

9. Effect of changes in the foreign exchange rate

9.1 Foreign Currency Transactions

i. Foreign currency transactions are recorded on initial recognition in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency on the date of transaction.

ii. Foreign currency monetary items are reported using the Foreign Exchange Dealers Association of India (FEDAI) closing spot rates.

iii. Foreign currency non-monetary items, which are carried in terms at historical cost, are reported using the exchange rate at the date of the transaction.

iv. Contingent liabilities denominated in foreign currency are reported using the FEDAI closing spot rates.

v. Outstanding foreign exchange spot and forward contracts held for trading are revalued at the exchange rates notified by FEDAI for specified maturities, and the resulting profit or loss is included in the Profit or Loss account.

vi. Foreign exchange forward contracts which are not intended for trading and are outstanding at the balance sheet date, are valued at the closing spot rate. The premium or discount arising at the inception of such a forward exchange contract is amortised as expense or income over the life of the contract.

vii. Exchange differences arising on the settlement of monetary items at rates different from those at which they were initially recorded are recognised as income or as expense in the period in which they arise.

9.2 Foreign Operations

Foreign Branches of the Bank and Offshore Banking Units have been classified as Non-integral Operations and Representative Offices have been classified as Integral Operations.

a. Non-integral Operations:

i. Both monetary and non-monetary foreign currency assets and liabilities including contingent liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date.

ii. Income and expenditure of non-integral foreign operations are translated at quarterly average closing rates.

iii. Exchange differences arising on net investment in non-integral foreign operations are accumulated in Foreign Currency Translation Reserve until the disposal of the net investment.

b. Integral Operations:

i. Foreign currency transactions are recorded on initial recognition in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency on the date of transaction.

ii. समाकलित विदेशी परिचालनों की मौद्रिक विदेशी मुद्रा आस्तियों और देयताओं को तुलनपत्र की तिथि को फेडई द्वारा अधिसूचित अंतिम विनिमय दरों पर रूपांतरित किया गया है और परिणामी लाभ/हानि को लाभ और हानि खाते में शामिल किया गया है.

iii. अवधिगत लागत के अनुरूप अग्रानीत विदेशी मुद्रा गैर-मौद्रिक मदों की सूचना लेनदेन की तिथि को प्रचलित विनिमय दर के प्रयोग से की गई है.

10. कर्मचारी हितलाभ :

10.1 अल्पावधि कर्मचारी हितलाभ :

अल्पावधि कर्मचारी हितलाभ यथा चिकित्सा हितलाभ, आकस्मिक अवकाश आदि की बट्टारहित राशि को, जिसको कर्मचारियों द्वारा प्रदत्त सेवा के विनिमय में प्रदान किया जाना अपेक्षित है, कर्मचारियों द्वारा प्रदत्त सेवा अवधि के दौरान शामिल किया गया है.

10.2 नौकरी उपरांत हितलाभ :

i. **नियत हितलाभ योजना**

क. बैंक एक भविष्य निधि योजना का परिचालन करता है, बैंक की भविष्य निधि योजना के अंतर्गत सभी पात्र कर्मचारी यह हितलाभ प्राप्त करने के हकदार हैं. बैंक निर्धारित दर पर (वर्तमान समय में कर्मचारियों के मूल वेतन एवं पात्र-भत्ते का 10%) मासिक अंशदान करता है. इन अंशदान को, इस उद्देश्य के लिए स्थापित न्यास में विप्रेषित कर दिया गया है तथा लाभ और हानि खाते में प्रभारित किया गया है. न्यास-निधियों को बैंक में जमाराशि के रूप में धारित किया गया है. बैंक, वार्षिक अंशदान और बैंक द्वारा धारित जमाराशियों पर ब्याज देने के लिए विधिक रूप से उत्तरदायी होता है. यह ब्याज - दर सरकारी कर्मचारियों की भविष्य निधि की बकाया राशियों पर देय निर्दिष्ट न्यूनतम ब्याज दर के बराबर होती है. बैंक - इस प्रकार के वार्षिक अंशदानों और उस पर ब्याज को संबंधित वर्ष के संदर्भ में व्यय मानता है.

ख. बैंक, ग्रेच्युटी, पेंशन जैसी नियत हितलाभ योजनाएँ परिचालित करता है.

ग. बैंक सभी पात्र कर्मचारियों को ग्रेच्युटी प्रदान करता है. यह हितलाभ कर्मचारियों को उनकी सेवानिवृत्ति, नौकरी के दौरान मृत्यु हो जाने अथवा नौकरी की समाप्ति पर एकमुश्त राशि के भुगतान के रूप में प्रदान किया जाता है. यह राशि बैंक की सेवा के प्रत्येक पूर्ण वर्ष के लिए देय 15 दिनों के मूलवेतन के समतुल्य राशि या 3,50,000 - की अधिकतम राशि होती है. यह हितलाभ सेवा के पांच वर्ष पूरे होने पर ही प्राप्त होता है. बैंक इस राशि का वार्षिक अंशदान स्वतंत्र बाह्य वास्तविक मूल्यन के आधार पर न्यासियों द्वारा नियंत्रित निधि में करता है.

घ. बैंक सभी पात्र कर्मचारियों को पेंशन प्रदान करता है. यह हितलाभ नियमानुसार मासिक भुगतान के रुप में प्रदान किया जाता है और पेंशन का यह नियमिल भुगतान कर्मचारियों को उनकी सेवानिवृत्ति, नौकरी के दौरान मृत्यु होने या नौकरी की समाप्ति पर किया जाता है. यह हितलाभ नियमानुसार विभिन्न चरणों में प्राप्त होता है. बैंक इस राशि का वार्षिक अंशदान स्वतंत्र बाह्य वास्तविक मूल्यन के आधार पर न्यासियों द्वारा नियंत्रित निधि में करता है.

ii. Monetary foreign currency assets and liabilities of integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date and the resulting profit/loss is included in the profit and loss account.

iii. Foreign currency non-monetary items which are carried in terms of historical cost are reported using the exchange rate at the date of the transaction.

10. Employee Benefits:

10.1 Short Term Employee Benefits:

The undiscounted amount of short-term employee benefits, such as medical benefits, casual leave etc. which are expected to be paid in exchange for the services rendered by employees are recognised during the period when the employee renders the service.

10.2 Post Employment Benefits:

i. **Defined Benefit Plan**

a. The Bank operates a Provident Fund scheme. All eligible employees are entitled to receive benefits under the Bank's Provident Fund scheme. The Bank contributes monthly at a determined rate (currently 10% of employee's basic pay plus eligible allowance). These contributions are remitted to a trust established for this purpose and are charged to Profit and Loss Account. The trust funds are retained as deposits in the bank. The bank is liable for annual contributions and interest on deposits held by the bank, which is payable at Government specified minimum rate of interest on provident fund balances of Government Employees. The bank recognises such annual contributions and interest as an expense in the year to which they relate.

b. The bank operates gratuity and pension schemes which are defined benefit plans.

c. The Bank provides for gratuity to all eligible employees. The benefit is in the form of lump sum payments to vested employees on retirement, on death while in employment, or on termination of employment, for an amount equivalent to 15 days basic salary payable for each completed year of service, subject to a maximum amount of Rs. 350,000. Vesting occurs upon completion of five years of service. The Bank makes annual contributions to a fund administered by trustees based on an independent external actuarial valuation carried out annually.

d. The Bank provides for pension to all eligible employees. The benefit is in the form of monthly payments as per rules and regular payments to vested employees on retirement, on death while in employment, or on termination of employment. Vesting occurs at different stages as per rules. The Bank makes annual contributions to funds administered by trustees based on an independent external actuarial valuation carried out annually.

ङ नियत हितलाभ-प्रावधान - लागत को प्रत्येक तुलनपत्र की तिथि पर अग्रानीत वास्तविक मूल्यन के आधार पर अनुमानित यूनिट ऋण पद्धति के प्रयोग से निर्धारित किया गया है. वास्तविक लाभ/हानि को लाभ और हानि विवरण में तुरन्त शामिल कर दिया गया है और उन्हें आस्थगित नहीं किया गया है.

ii. **कर्मचारियों के अन्य दीर्घावधि हितलाभ :**

क. बैंक का प्रत्येक कर्मचारी प्रतिपूरित अनुपस्थिति, रजत जयंती सम्मान और अवकाश यात्रा - रियायत, सेवानिवृत्ति लाभ और पुनर्वासन भत्ते का पात्र होता है. इस प्रकार की दीर्घावधि कर्मचारी हितलाभ की लागत का वित्तपोषण बैंक द्वारा आंतरिक स्तर पर किया गया है.

ख. अन्य दीर्घावधि के हितलाभ के प्रावधान की लागत का निर्धारण प्रत्येक तुलनपत्र की तिथि को वास्तविक मूल्यन की अनुमानित यूनिट ऋण पद्धति के प्रयोग से किया गया है. पूर्ववर्ती सेवा लागत को लाभ और हानि विवरण में तुरन्त शामिल कर दिया गया है और उन्हें आस्थगित नहीं किया गया है.

11. कर निर्धारण के लिए प्रावधान :

11.1 वर्तमान कर, आस्थगित कर तथा अनुषंगी लाभ-कर प्रभार की कुल राशि आय कर व्यय है. चालू वर्ष के करों का निर्धारण लेखा मानक 22 और भारत में प्रचलित कर नियमों के अनुसार विदेश स्थित कार्यालयों के संबंधित देशों के कर नियमों का समायोजन करके किया गया है. आस्थगित कर आस्तियों या देयताओं में उस अवधि के दौरान हुए उतार-चढ़ाव आस्थगित कर समायोजन में समाविष्ट हैं.

11.2 आस्थगित कर - आस्तियों और देयताओं का आकलन अधिनियमित कर - दरों और कर - कानूनों अथवा तुलनपत्र - तिथि के काफी पूर्व अधिनियमित दरों और कानून के आधार पर किया गया है. आस्थगित कर आस्तियों और देयताओं का अभिज्ञान विवेकपूर्ण आधार पर-आस्तियों और देयताओं के अग्रानीत मूल्य और उनके क्रमशः कर-आधार और अग्रानीत क्षतियों के बीच अवधिगत विभेद को ध्यान में रखकर किया गया है. आस्थगित कर आस्तियों और देयताओं में हुए परिवर्तन का प्रभाव लाभ और हानि खाते में प्रकट किया गया है.

11.3 आस्थगित कर आस्तियों को, वसूली की निश्चितता होने के प्रबंधन के निर्णय के आधार पर, प्रत्येक सूचित तिथि को रेखांकित और पुनर्निर्धारित किया गया है. जब यह पूर्ण रूप से सुनिश्चित हो गया है कि ऐसी आस्थगित - कर - आस्तियों की वसूली भावी लाभ से की जा सकती है, तब आस्थगित-कर - आस्तियों का अभिज्ञान अनवशोषित मूल्यह्रास और कर हानियों के अग्रेषण पर किया गया है.

12. प्रति शेयर आय

12.1 बैंक आइसीएआइ द्वारा जारी लेखा मानक 20 -: प्रति शेयर आय के अनुसार प्रति शेयर मूल और कम हुई आय की रिपोर्ट करता है. प्रति शेयर मूल आय की गणना करोपरांत निवल लाभ को उस वर्ष के लिए शेष इक्विटी शेयरों की भारित औसत संख्या से विभाजित करके की जाती है.

12.2 कम की हुई प्रति शेयर आय यह प्रदर्शित करती है कि यदि प्रतिभूतियों अथवा अन्य संविदाओं को वर्ष के दौरान जारी करने या संपरिवर्तित करने का विकल्प लिया गया तो शेयर मूल्यों में कितनी कमी आएगी. कम की हुई प्रति शेयर आय की गणना इक्विटी शेयरों की भारित औसत संख्या और कम संभावना इक्विटी शेयरों के बीच तुलना करके की जाती है.

e. The cost of providing defined benefits is determined using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains/losses are immediately recognised in the statement of profit and loss and are not deferred.

ii. **Other Long Term Employee benefits:**

a. All eligible employees of the bank are eligible for compensated absences, silver jubilee award, leave travel concession, retirement award and resettlement allowance. The costs of such long term employee benefits are internally funded by the Bank.

b. The cost of providing other long term benefits is determined using the projected unit credit method with actuarial valuations being carried out at each balance sheet date. Past service cost is immediately recognised in the statement of profit and loss and is not deferred.

11. Provision for Taxation

11.1 Income tax expense is the aggregate amount of current tax, deferred tax and fringe benefit tax charge. Current year taxes are determined in accordance with the provisions of Accounting Standard 22 and tax laws prevailing in India after taking into account taxes of foreign offices, which are based on the tax laws of respective jurisdiction. Deferred tax adjustments comprise of changes in the deferred tax assets or liabilities during the period.

11.2 Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantially enacted prior to the balance sheet date. Deferred tax assets and liabilities are recognised on a prudent basis for the future tax consequences of timing differences arising between the carrying values of assets and liabilities and their respective tax basis, and carry forward losses. The impact of changes in the deferred tax assets and liabilities is recognised in the profit and loss account.

11.3 Deferred tax assets are recognised and reassessed at each reporting date, based upon management's judgement as to whether realisation is considered certain. Deferred tax assets are recognised on carry forward of unabsorbed depreciation and tax losses only if there is virtual certainty that such deferred tax assets can be realised against future profits.

12. Earning per Share

12.1 The Bank reports basic and diluted earnings per share in accordance with AS 20 -'Earnings per Share' issued by the ICAI. Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding for the year.

12.2 Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue equity shares were exercised or converted during the year. Diluted earnings per share are computed using the weighted average number of equity shares and dilutive potential equity shares outstanding at year end.

13. प्रावधान, आकस्मिक देयताओं और आकस्मिक आस्तियों का लेखाकरण

13.1 भारतीय सनदी लेखाकार संस्थान के लेखा मानक 29 के अनुसार जारी प्रावधान, आकस्तिक देयताएँ और आकस्मिक आस्तियों में बैंक पिछले परिणाम से उद्भूत वर्तमान दायित्व होने पर ही प्रावधान शामिल करता है, यह संभव है कि दायित्व के निर्धारण में आर्थिक लाभ को समाविष्ट करने वाले संसाधनों के वहिर्गमन की आवश्यकता पड़ेगी और तभी इस दायित्व राशि का विश्वस्त प्राक्कलन किया जा सकता है.

13.2 निम्नलिखित के लिए किसी प्रावधान का अभिज्ञान नहीं किया गया है

i. पिछले परिणाम से उद्भूत किसी सम्भावित दायित्व के लिए और बैंक के नियंत्रण से बाहर होने वाले एक या अधिक अनिश्चित भावी परिणामों की प्राप्ति या अप्राप्ति से जिसकी पुष्टि की जा सकेगी, अथवा

ii. किसी वर्तमान दायित्व के लिए, जो पिछले परिणामों से उद्भूत है, किन्तु उसे अभिज्ञान में नहीं लिया गया है, क्योंकि

क. यह संभव नहीं है कि दायित्व के निर्धारण में आर्थिक लाभों को समाविष्ट करने वाले संसाधनों का वहिर्गमन आवश्यक होगा, अथवा

ख. दायित्व राशि का विश्वस्त प्राक्कलन नहीं किया जा सकता.

ऐसे दायित्वों को आकस्मिक देयताओं के रूप में दर्ज किया गया है. इन दायित्वों का नियमित अंतरालों पर मूल्यांकन किया जाता है और ऐसे दायित्व के केवल उस अंश का, जिसके आर्थिक लाभों को समाविष्ट करने वाले संसाधनों के वहिर्गमन की संभावना है, नितान्त दुर्लभ परिस्थितियों, जिनमें कोई विश्वस्त प्राक्कलन नहीं किया जा सकता है, के अलावा प्रावधान किया गया है.

13.3 आकस्मिक आस्तियों को वित्तीय विवरणों में शामिल नहीं किया गया है, क्योंकि आय के निर्धारण पर इसका प्रभाव पड़ सकता है, जबकि इसकी वसूली नहीं की जा सकती.

14. नकदी और नकदी समतुल्य

नकदी और नकदी समतुल्य में हाथ नकदी एवं एटीएम मे नकदी तथा धारित स्वर्ण, भारतीय रिज़र्व बैंक की जमाराशियाँ, अन्य बैंकों में जमाराशियाँ तथा माँग एवं अल्प सूचना पर प्राप्य धनराशि शामिल हैं.

15. कर्मचारी शेयर क्रय योजना

भारतीय प्रतिभूति और एक्सचेंज बोर्ड (सेबी) द्वारा जारी कर्मचारी स्टाक विकल्प योजना और कर्मचारी स्टाक क्रय योजना दिशा - निर्देश, 1999 के अनुसार जिस मूल्य पर शेयर जारी किए जाते है उसकी तुलना में शेयर जारी किए जाने के एक दिन पूर्व के मूल्य में अंतर को कर्मचारी प्रतिपूर्ति लागत माना गया है.

16. शेयर जारी करने का व्यय

शेयर जारी करने के व्यय को शेयर प्रीमियम खाते में प्रभारित किया गया है.

13. Accounting for Provisions, Contingent Liabilities and Contingent Assets

13.1 In conformity with AS 29, "Provisions, Contingent Liabilities and Contingent Assets", issued by the Institute of Chartered Accountants of India, the Bank recognises provisions only when it has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate of the amount of the obligation can be made.

13.2 No provision is recognised for

i. any possible obligation that arises from past events and the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Bank; or

ii. any present obligation that arises from past events but is not recognised because

a. it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or

b. a reliable estimate of the amount of obligation cannot be made.

Such obligations are recorded as Contingent Liabilities. These are assessed at regular intervals and only that part of the obligation for which an outflow of resources embodying economic benefits is probable, is provided for, except in the extremely rare circumstances where no reliable estimate can be made.

13.3 Contingent Assets are not recognised in the financial statements as this may result in the recognition of income that may never be realised.

14. Cash and cash equivalents

Cash and cash equivalents include cash on hand and in ATM's, and gold in hand, balances with RBI, balances with other banks, and money at call and short notice.

15. Employee Share Purchase Scheme:

In accordance with the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999 issued by the Securities and Exchange Board of India (SEBI), the excess of market price one day prior to the date of issue of the shares over the price at which they are issued is recognised as employee compensation cost.

16. Share Issue Expenses

Share issue expenses are charged to the Share Premium Account.

अनुसूची - 18

लेखा-टिप्पणियाँ

राशि करोड़ रुपयों में

18.1. पूंजी :

1. पूंजी पर्याप्तता अनुपात :

बैंक द्वारा जोखिम भारित आस्ति अनुपात (सीएआर) की पूंजी का मूल्यांकन वित्तीय विवरण और भारतीय रिज़र्व बैंक द्वारा जारी दिशा - निर्देशों के आधार पर निम्नानुसार किया गया है :

क) बेसल -I के अनुसार

मदें	31 मार्च 2008 की स्थिति के अनुसार	31 मार्च 2007 की स्थिति के अनुसार
जोखिम भारित आस्ति अनुपात की पूंजी - कुल	13.47%	12.34%
जोखिम भारित आस्ति अनुपात की पूंजी - श्रेणी - I	9.14%	8.01%
जोखिम भारित आस्ति अनुपात की पूंजी - श्रेणी - II	4.33%	4.33%

ख) नई पूंजी पर्याप्तता रूपरेखा (बेसल - II) के कार्यान्वयन के लिए संशोधित दिशा-निर्देशों के अनुसार :

मदें	31 मार्च 2008 की स्थिति के अनुसार
जोखिम भारित आस्ति अनुपात की पूंजी - कुल	12.64
जोखिम भारित आस्ति अनुपात की पूंजी - श्रेणी - I	8.48
जोखिम भारित आस्ति अनुपात की पूंजी - श्रेणी - II	4.16

ग) बेसल-II के अनुसार सीएआर की परिगणना की संवीक्षा - समग्र आंकड़ों के अभाव में नहीं की जा सकी और तदनुसार इसे प्रबंधन द्वारा समेकित मान लिया गया.

2. शेयर - पूंजी :

क) वर्ष के दौरान, भारतीय रिज़र्व बैंक ने, बैंक में अपनी 31,43,39,200 शेयरों की कुल शेयरधारिता को भारत सरकार को अंतरित कर दिया. उक्त शेयर बैंक की निर्गत पूंजी का 59.73% प्रतिनिधित्व करते हैं.

ख) वर्ष के दौरान, बैंक ने रु.10/- नकदी मूल्य के 10,52,59,776 इक्विटी शेयर रु.1580/- प्रति इक्विटी शेयर प्रीमियम पर, रु.1590/- प्रति शेयर की दर से, रु. 16736.30 करोड़ की कुल राशि पर राइट्स के रूप में बिक्री किए. उपर्युक्त में से, बैंक ने 10,51,71,498 पूर्ण प्रदत्त इक्विटी शेयरों का आबंटन पात्र आवेदकों को किया जबकि रु.10/- मूल्य के 88,278 इक्विटी शेयरों को रोके रखा - क्योंकि या तो ये विवादग्रस्त थे अथवा न्यायिक - प्रक्रिया के अधीन थे.

ग) भारत सरकार ने रु.10/- प्रति शेयर और रु.1580/- प्रीमियम के 6,28,68,000 इक्विटी शेयर - बैंक के राइट्स प्रस्ताव के अंतर्गत अंशस्वरूप ग्रहण किए. भारत सरकार ने कुल रु.9996.01 करोड़ की राशि के भुगतान के लिए "8.35% एसबीआइ राइट्स इश्यू - भारत सरकार स्पेशल बांड 2024" को जारी किया. इन बांडों की बिक्री पर सरकार द्वारा कतिपय प्रतिबंध लगाये है.

घ) शेयरों को जारी करने पर हुए रु.28.70 करोड़ के व्यय को बैंक ने शेयर प्रीमियम एकाउन्ट के नामे किया है.

e) **भारत सरकार की शेयर धारिता**

शेयरों की संख्या		धारिता %	
चालू वर्ष	पिछला वर्ष	चालू वर्ष	पिछला वर्ष
37,72,07,200	निरंक	59.73%	निरंक

3. कर्मचारी स्टाक क्रय योजना

क) केंद्रीय बोर्ड ने - कर्मचारी शेयर क्रय योजना (योजना) को अंगीकार किया है. यह योजना केंद्र सरकार द्वारा यथाविधि अनुमोदित है. तदनुसार बैंक ने, रु.10/- प्रति इक्विटी शेयर मूल्य तथा रु.1580/- प्रीमियम के 86,17,500 इक्विटी शेयरों को, अपनी राइट्स योजना के अंतर्गत, बैंक के अध्यक्ष और प्रबंध निदेशकों सहित अपने कर्मचारियों के लिए अनुमोदित किया है. यह योजना, भारतीय प्रतिभूति और एक्सचेंज बोर्ड के दिशा-निर्देश, 1999 (कर्मचारी स्टाक विकल्प योजना और कर्मचारी स्टाक क्रय योजना) के प्रावधानों के अनुरूप है. यह योजना दिनांक 30 अप्रैल 2008 से बंद हो गई है.

ख) अभी तक, इस योजना के अंतर्गत कोई इक्विटी शेयर नहीं जारी किया जा सका है क्योंकि बैंक अभी स्टॉफ सदस्यों द्वारा अधिकार-उपयोग के परिणामस्वरुप आवेदित शेयरों की संख्या का समेकन करने की प्रक्रिया में है बैंक ने कर्मचारी प्रतिपूर्ति - व्यय के लिए रु. 11.00 करोड़ का प्रावधान अनुमान आधार पर किया है.

18.2. संमिश्र बांड :

वर्ष के दौरान, बैंक ने "एसबीआइ परपेचुअल नॉन-कॉल 10 वर्षीय + 1 दिन बांड - जून 2007 इश्यू" जारी करके 225 मिलियन अमेरिकी डालर (31 मार्च 2008 को जिसका मूल्य रु.902.70 करोड़ के समतुल्य था) की उगाही की - जो संमिश्र श्रेणी-I पूंजी के अंतर्गत आता है. इन बांडों पर 10 वर्ष 01 दिन वर्ष तक की अवधि के लिए नियत ब्याज दर एक ही होगी. यदि 27 जून 2017 तक बैंक काल आप्शन का प्रयोग नहीं करता है तो ब्याज दरें बढ़ेंगी और नियत दर - अस्थायी दर में परिवर्तित हो जाएगी. इन बांडों को सिंगापुर स्टॉक एक्सचेंज पर सूचीबद्ध कराया गया है.

Schedule - 18

NOTES ON ACCOUNTS

Amount in Rupees in crores

18.1 Capital:

1. **Capital Adequacy Ratio:**

The Capital to Risk-weighted Assets Ratio (CAR) as assessed by the Bank on the basis of the financial statements and guidelines issued by the Reserve Bank of India (RBI) has been computed as below:

a) As per BASEL-I:

Items	As at 31-Mar -2008	As at 31-Mar-2007
Capital to Risk-weighted Assets Ratio – Overall	13.47%	12.34%
Capital to Risk-weighted Assets Ratio - Tier I	9.14%	8.01%
Capital to Risk-weighted Assets Ratio - Tier II	4.33%	4.33%

b) As per the Revised Guidelines for implementation of the New Capital Adequacy Framework (BASEL-II):

Items	As at 31-Mar -2008
Capital to Risk-weighted Assets Ratio - Overall	12.64%
Capital to Risk-weighted Assets Ratio - Tier I	8.48%
Capital to Risk-weighted Assets Ratio - Tier II	4.16%

c) The computation of the CAR as per BASEL II is as compiled by the management and could not be verified by the auditors in the absence of complete details.

2. **Share capital:**

a) During the year, the RBI had transferred their entire shareholding of 31,43,39,200 shares in the Bank representing 59.73% of the issued capital of the Bank to the Government of India.

b) During the year, the Bank has issued 10,52,59,776 equity shares of Rs. 10 each for cash at a premium of Rs. 1580 per equity share i.e. at Rs. 1590 per equity share aggregating to Rs. 16736.30 crore on right basis. Of the above, the Bank has allotted 10,51,71,498 fully paid equity shares to the eligible applicants, keeping in abeyance the allotment of 88,278 equity shares of Rs. 10 each which are subject matter of title disputes or are subjudice.

c) The Government of India has subscribed to 6,28,68,000 equity shares of Rs.10 each at a premium of Rs. 1580 per share as part of rights offer of the Bank. The Government has discharged the total consideration of Rs. 9996.01 crore by issue of "8.35% SBI Rights Issue GOI Special Bonds 2024". Certain restrictions have been placed by the Government on the sale of these bonds.

d) Expenses in relation to the issue of shares amounting to Rs. 28.70 crore have been debited to the Share Premium Account.

e) Shareholding of Government of India

No. of shares		% Holding	
Current Year	Previous Year	Current Year	Previous Year
37,72,07,200	Nil	59.73%	Nil

3. **Employee Stock Purchase Scheme**

a) The Central Board of the Bank has adopted the Employees Share Purchase Scheme (the Scheme), duly approved by the Central Government, and accordingly has approved the offer of 86,17,500 equity shares of Rs. 10 each at a premium of Rs. 1580 as part of its rights issue to the employees of the Bank including the Chairman and Managing Directors. The Scheme is in accordance with the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999. The said scheme has since closed on 30th April 2008.

b) As on date, no equity shares have been allotted, under the Scheme, since the Bank is in the process of compiling the data on the number of shares to be issued pursuant to the exercise of the rights by the employees. The Bank has made provision of Rs. 11.00 crore towards employee compensation expenses on an estimated basis.

18.2 Hybrid Bonds:

During the year, the Bank has raised USD 225 million (equivalent to Rs. 902.70 crore as of 31st March 2008) by issuing "SBI Perpetual Non Call 10 Years + 1 day Bonds-June 2007 issue", which qualifies for Hybrid Tier I Capital. These bonds carry fixed interest rate for a period of 10 years 1 day. In case the Bank does not exercise call option by 27th June 2017, the interest rate will be raised and fixed rate would be converted into floating rate. These bonds have been listed on Singapore Stock Exchange.

विदेशी मुद्रा में जारी तथा संमिश्र श्रेणी I पूंजी के अंतर्गत आने वाले और 31 मार्च 2008 को बकाया ऐसे बांडों का विवरण निम्नवत है :

विवरण	निर्गम तिथि	अवधि	राशि	31.03.08 को समतुल्य	31.03.07 को समतुल्य
एमटीएन कार्यक्रम के अंतर्गत जारी बांड - 12वीं श्रृंखला	15.02.2007	बेमियादी नॉन कॉल - 10.25 वर्ष-	अमेरिकी डालर - 400 मिलियन	रु.1604.80	रु.1738.80
एमटीएन कार्यक्रम के अंतर्गत जारी बांड - 14वीं श्रृंखला	26.06.2007	बेमियादी नॉन कॉल - 10 वर्ष 01 दिन	अमेरिकी डालर - 225 मिलियन	रु.902.70	
योग			**अमेरिकी डालर - 625 मिलियन**	**रु.2507.50**	रु.1738.80

18.3 गौण ऋण :

मदें	31 मार्च 2008 की स्थिति के अनुसार	31 मार्च 2007 की स्थिति के अनुसार
वर्ष के दौरान श्रेणी-II के रूप में उगाही गई गौण ऋणों की राशि	रु.6023.50	रु.9442.90

i) गौण ऋण - बांडों के निजी नियोजन से उगाही किए गए अप्रतिभूत, दीर्घावधि, अपरिवर्तनीय तथा सममूल्य पर प्रतिदेय हैं. इस ऋण को बैंक के वर्तमान एवं भावी प्रवर ऋणग्रस्तता से कम वरीयता प्राप्त है और यह श्रेणी II पूंजी के अंतर्गत आता है.

ii) ऐसे बकाया गौण ऋणों का विवरण निम्नवत है :

विवरण	निर्गम दिनांक	वार्षिक ब्याज दर	अवधि	31.03.08 को समतुल्य राशि	31.03.07 को समतुल्य राशि
निजी स्थापन बांड 2001	01.01.2201	11.90%	87 माह	-	1675.20
निजी स्थापन बांड 2005	05.12.2005	7.45%	113 माह	3283.00	3283.00
निजी स्थापन बांड 2006	05.06.2006	8.80%	180 माह	2327.90	2327.90
निजी स्थापन बांड 2006 (II)	06.07.2006	9.00%	180 माह	500.00	500.00
निजी स्थापन बांड 2006 (III)	12.09.2006	8.96%	180 माह	600.00	600.00
निजी स्थापन बांड 2006 (IV)	13.09.2006	8.97%	180 माह	615.00	615.00
निजी स्थापन बांड 2006 (V)	15.09.2006	8.98%	180 माह	1500.00	1500.00
निजी स्थापन बांड 2006 (VI)	04.10.2006	8.85%	180 माह	400.00	400.00
निजी स्थापन बांड 2006 (VII)	16.10.2006	8.88%	180 माह	1000.00	1000.00
निजी स्थापन बांड 2006 (VIII)	17.02.2007	9.37%	180 माह	1000.00	1000.00
निजी स्थापन बांड 2006 (IX)	21.03.2007	9.85%	111 माह	1500.00	1500.00
निजी स्थापन बांड 2007-08 (I)	07.06.2007	10.20%	180 माह	2523.50	-
निजी स्थापन बांड 2007-08 (II)	12.09.2007	10.10%	180 माह	3500.00	-
विदेशी मुद्रा में अप्रतिभूत ऋण	12.04.2000	6.50%	108 माह	32.44	**29.59**
योग				**18781.84**	**14430.69**

18.4 विनिधान :

1. बैंक के विनिधानों तथा विनिधानों पर हुए मूल्यह्रास के लिए रखे गए प्रावधानों के उतार-चढ़ाव का ब्योरा निम्नानुसार है:

विवरण	31मार्च 2008 की स्थिति के अनुसार	31 मार्च 2007 की स्थिति के अनुसार
I. विनिधानों का मूल्य		
i) विनिधानों का सकल मूल्य		
(क) भारत में	185278.42	144580.01
(ख) भारत से बाहर	5204.27	5823.31
ii) मूल्यह्रास के लिए प्रावधान		
(क) भारत में	948.32	1243.69
(ख) भारत से बाहर	33.10	10.75
iii) विनिधानों का निवल मूल्य		
(क) भारत में	184330.10	143336.32
(ख) भारत से बाहर	5171.17	5812.56
2. विनिधानों के मूल्यह्रास के लिए रखे गए प्रावधानों का उतार-चढ़ाव		
i) अथशेष	1254.44	6156.76
ii) जोड़ें : वर्ष के दौरान किए गए प्रावधान	242.83	477.20
iii) घटाएँ : अतिरिक्त प्रावधान / पुनर्वर्गीकरण का अपलेखन/प्रतिलेखन	515.85	5379.52
iv) इति शेष	981.42	1254.44

The details of bonds issued in foreign currency, which qualify for Hybrid Tier I Capital and outstanding as on 31st March 2008 are as under:

Particulars	Date of Issue	Tenor	Amount	Equivalent as on 31-3-08	Equivalent as on 31-3-07
Bond issued under the MTN Programme - 12th Series	15.02.2007	Perpetual Non call 10.25 years	USD 400 million	Rs. 1604.80	Rs. 1738.80
Bond issued under the MTN Programme - 14th Series	26.06.2007	Perpetual Non call 10 years 1 day	USD 225 million	Rs. 902.70	—
Total			USD 625 million	**Rs. 2507.50**	**Rs. 1738.80**

18.3 **Subordinated Debt:**

Items	As at 31-Mar -2008	As at 31-Mar-2007
Amount of Subordinated Debt raised as Tier-II capital during the year	Rs. 6023.50	Rs. 9442.90

i) The subordinated debts raised through private placement of Bonds are unsecured, long term, non-convertible and are redeemable at par. The debt is subordinated to present and future senior indebtedness of the Bank and qualifies for Tier II capital.

ii) The details of such outstanding subordinated debt are given below:

Particulars	Date of issue	Rate of Interest: P.A.	Tenor	Equivalent Amount as on 31.03.08	Equivalent Amount as on 31.03.07
Private Placement Bonds 2001	01.01.2001	11.90%	87 months	—	1675.20
Private Placement Bonds 2005	05.12.2005	7.45%	113 months	3283.00	3283.00
Private Placement Bonds 2006	05.06.2006	8.80%	180 months	2327.90	2327.90
Private Placement Bonds 2006(II)	06.07.2006	9.00%	180 months	500.00	500.00
Private Placement Bonds 2006(III)	12.09.2006	8.96%	180 months	600.00	600.00
Private Placement Bonds 2006(IV)	13.09.2006	8.97%	180 months	615.00	615.00
Private Placement Bonds 2006(V)	15.09.2006	8.98%	180 months	1500.00	1500.00
Private Placement Bonds 2006(VI)	04.10.2006	8.85%	180 months	400.00	400.00
Private Placement Bonds 2006(VII)	16.10.2006	8.88%	180 months	1000.00	1000.00
Private Placement Bonds 2006(VIII)	17.02.2007	9.37%	180 months	1000.00	1000.00
Private Placement Bonds 2006(IX)	21.03.2007	9.85%	111 months	1500.00	1500.00
Private Placement Bonds 2007-08(I)	07.06.2007	10.20%	180 months	2523.50	—
Private Placement Bonds 2007-08(II)	12.09.2007	10.10%	180 months	3500.00	—
Unsecured Loan in Foreign Currency	12.04.2000	6.50%	108 months	32.44	29.59
Total				**18781.84**	**14430.69**

18.4 **Investments**

1. The Details of investments and the movement of provisions held towards depreciation on investments of the Bank are given below:

Particulars	As at 31-Mar -2008	As at 31-Mar-2007
I. Value of Investments		
i) Gross value of Investments		
(a) In India	185278.42	144580.01
(b) Outside India	5204.27	5823.31
ii) Provisions for Depreciation		
(a) In India	948.32	1243.69
(b) Outside India	33.10	10.75
iii) Net value of Investments		
(a) In India	184330.10	143336.32
(b) Outside India	5171.17	5812.56
2. Movement of provisions held towards depreciation on investments		
i) Opening Balance	1254.44	6156.76
ii) Add: Provisions made during the year	242.83	477.20
iii) Less: Write off/write back of excess provision during the year.	515.85	5379.52
iv) Closing balance	981.42	1254.44

टिप्पणी :

क) विनिधानों के अंतर्गत - भारतीय रिज़र्व बैंक के साथ रखी गई चलनिधि समायोजन सुविधा के अंतर्गत उपयोग की गई प्रतिभूतियाँ शामिल हैं - रु. 17000 करोड़ (पिछले वर्ष रु.5000 करोड़) तथा मार्केट रिपो के अंतर्गत रु.515 करोड़. (पिछले वर्ष रु. निरंक)

ख) रु.20055 करोड़ (पिछले वर्ष रु.22755.00) करोड़ के विनिधान भारतीय रिज़र्व बैंक / क्लीयरिंग कारपोरेशन ऑफ इंडिया लि. के पास आरटीजीएस / एनडीएस के अंतर्गत मार्जिन स्वरुप रखा गया है.

ग) अन्य विनिधानों में आरआइडीएफ जमा योजना के अंतर्गत नाबार्ड के पास रखे गए रु.12039.18 करोड़ (पिछले वर्ष रु.7652.53 करोड़) का विनिधान शामिल हैं.

घ) वर्ष के दौरान बैंक ने ग्लोबल ट्रेड फाइनेंस लि. की 92.03% इक्विटी का अभिग्रहण / अंशग्रहण किया है. इसके फलस्वरुप जीटीएफएल बैंक की अनुषंगी हो गई है.

ङ) वर्ष के दौरान, बैंक ने अपनी अनुषंगियों के कार्यकलापों को समुन्नत करने के लिए रु.1176.30 करोड़ की अतिरिक्त पूंजी का निवेश किया है.

च) बैंक के विदेश स्थित कार्यालय क्रेडिट लिंक नोट्स और संपार्श्विक ऋण दायित्वों के क्षेत्र में ऋण-जोखिम उठाते है. यह विदेश स्थित कार्यालयों के निवेश संविभाग के अंतर्गत अपेक्षित हैं - जो केंद्रीय बोर्ड द्वारा अनुमोदित "विदेश स्थित कार्यालयों के लिए निवेश नीति" द्वारा अभिशासित होता है. बैंक ऐसे लिखतों को परिपक्वता अवधि तक रखना चाहता है. तुलन पत्र की तिथि को ऐसे संविभागों का कुल मूल्य रु.1798.88 करोड़ (पिछले वर्ष रु.1799.29) था - जिसके विरुद्ध बैंक ने रु.56 करोड़ का विवेकपूर्ण प्रावधान किया है.

Notes:

a) Investments exclude securities utilised under Liquidity Adjustment Facility with RBI - Rs. 17000 crore (Previous year Rs. 5000 crore) and Rs. 515 crore under Market Repo (Previous year Rs. Nil).

b) Investments amounting to Rs. 20055 crore (Previous Year Rs.22755.00 crore) are kept as margin with the RBI/Clearing Corporation of India Ltd. towards Real Time Gross Settlement (RTGS)/NDS.

c) Other investments include deposits with NABARD under the RIDF Deposit Scheme amounting to Rs. 12039.18 crore (Previous year Rs. 7652.53 crore).

d) During the year, the Bank has acquired/subscribed to 92.03% of equity of Global Trade Finance Ltd. (GTFL). Consequently, GTFL has become a subsidiary of the Bank.

e) During the year, the Bank has infused additional capital of Rs. 1176.30 crore in subsidiaries to augment their capital base.

f) Foreign offices of the Bank take exposure on Credit Link Notes (CLN) and Collateralised Debt Obligation (CDO). These are acquired under investment portfolio at Foreign Offices which are governed by "Investment Policy for Foreign Offices" approved by the Central Board. The Bank intends to hold such instruments till its maturity. The aggregate value of such portfolio as on the date of the Balance Sheet is Rs. 1798.88 crore (previous year Rs. 1799.29 crore) against which the bank has made prudential provision of Rs. 56 crore.

2. **रिपो लेनदेन / Repo Transactions**

वर्ष के दौरान रिपो और प्रत्यावर्तित रिपो के अधीन बिक्री एवं क्रय की गई प्रतिभूतियों का ब्योरा निम्नानुसार है:

The details of securities sold and purchased under repos and reverse repos during the year are given below :

मदें / Particulars	वर्ष के दौरान न्यूनतम बकाया राशि Minimum outstanding during the year	वर्ष के दौरान अधिकतम बकाया राशि Maximum outstanding during the year	वर्ष के दौरान दैनिक औसत बकाया राशि Daily Average outstanding during the year	वर्ष के अंत में शेष राशि Balance as on year end
रिपो के अधीन बिक्री की गई प्रतिभूतियाँ Securities sold under repos	0.00 (0.00)	17900.00 (11873.63)	1627.68 (325.38)	17500.00 (5000.00)
प्रत्यावर्तित रिपो के अधीन क्रय की गई प्रतिभूतियाँ Securities purchased under reverse repos	0.00 (0.00)	24480.00 (20512.05)	2296.11 (3707.28)	0.00 (0.00)

(कोष्ठकों में दिए गए आंकड़े पिछले वर्ष के हैं / Figures in brackets are for Previous Year)

3. **गैर सांविधिक चलनिधि अनुपात (नॉन एसएलआर) विनिधान संविभाग**

Non-SLR Investment Portfolio

(a) **गैर सांविधिक चलनिधि अनुपात (नॉन एसएलआर) विनिधानों की निर्गमकर्ता संरचना :**

Issuer composition of Non SLR Investments:

बैंक के गैर सांविधिक चलनिधि अनुपात (नॉन एसएलआर) विनिधानों की निर्गमकर्ता संरचनानिम्नानुसार है :

The issuer composition of non-SLR investments of the Bank is given below :

सं. No.	निर्गमकर्ता / Issuer	सकल बकाया राशि Gross outstanding	निजी स्थापन की मात्रा Extent of Private Placement	'विनिधान श्रेणी से कम' प्रतिभूतियों की मात्रा Extent of 'Below Investment Grade' Securities *	'बिना रेटिंग वाली' प्रतिभूतियों की मात्रा Extent of 'Unrated' Securities *	'असूचीगत' प्रतिभूतियों की मात्रा Extent of 'Unlisted' Securities *
(i)	सार्वजनिक क्षेत्र के उपक्रम / PSUs @	16315.61 (5865.49)	828.16 (603.93)	94.00 (132.00)	137.40 (34.11)	393.10 (111.11)
(ii)	वित्तीय संस्थाएँ / FIs	1812.28 (1401.04)	919.29 (1398.36)	456.04 (255.90)	199.24 (108.65)	771.04 (404.54)
(iii)	बैंक / Banks	3786.33 (3507.06)	2259.57 (2313.53)	158.00 (125.13)	19.06 (0.00)	550.00 (60.00)
(iv)	निजी कारपोरेट Private Corporates	5131.00 (3701.90)	653.01 (757.49)	202.60 (143.59)	172.80 (80.07)	92.10 (110.27)
(v)	अनुषंगियाँ/ संयुक्त उद्यम Subsidiaries / Joint ventures **	4383.94 (2611.26)	0.00 (0.00)	0.00 (0.00)	0.00 (0.00)	0.00 (0.00)
(vi)	अन्य / Others	15370.55 (11605.76)	284.48 (8337.63)	141.00 (538.82)	51.00 (513.20)	16.00 (1842.79)
(vii)	मूल्यह्रास के लिए रखा गया प्रावधान Provision held towards depreciation	770.73 (589.79)	0.00 लागू नहीं / NA	45.00 (0.92)	4.00 लागू नहीं / NA	26.00 लागू नहीं / NA
	योग / Total	46028.98	4944.51	1006.64	575.50	1796.24
	पिछला वर्ष/ Previous Year	(28102.72)	(13410.94)	(1194.52)	(736.03)	(2528.71)

@ 8.35% एसबीआई राइट इश्यू - भारत सरकार के बॉंडस् - रु. 9481.01 करोड़ (पिछले वर्ष निरंक) एवं आयल बॉंडस् रु. 4967.62 करोड़ (पिछले वर्ष रु. 4969.05 करोड़) इसमें शामिल हैं.
8.35% SBI Right Issue Government of India Bonds - Rs. 9481.01 crore (Previous Year - Nil) and Oil Bonds Rs. 4967.62 crore (Previous Year Rs. 4969.05 crore) are included under this category.
(कोष्ठकों में दिए गए आंकड़े पिछले वर्ष के हैं / Figures in brackets are for Previous Year)

* ईक्विटी, ईक्विटी-सम्बद्ध लिखतों, आस्ति समर्थित प्रतिभूतिकृत लिखत, सरकारी प्रतिभूतियों और पास -थ्रू-सर्टिफिकेट में विनिधान को इन श्रेणियों के अंतर्गत इसलिए अलग-अलग विभक्त नहीं किया गया है क्योंकि भारतीय रिज़र्व बैंक के प्रासंगिक दिशा-निर्देशों के अंतर्गत उक्त मदे नहीं आती हैं.

** अनुषंगियों / संयुक्त उद्यमों में विनिधानों को विभिन्न वर्गों में इसलिए अलग-अलग विभक्त नहीं किया गया है क्योंकि भारतीय रिज़र्व बैंक के प्रासंगिक दिशा-निर्देशों के अंतर्गत उक्त मदे नहीं आती हैं.

* Investment in equity, equity linked instruments, asset backed securitised instruments, Govt. securities and pass through certificates have not been segregated under these categories as these are not covered under relevant RBI Guidelines.

** Investments in Subsidiaries/Joint Venture have not been segregated into various categories as these are not covered under relevant RBI Guidelines.

ख) अनर्जक गैर-सांविधिक चलनिधि अनुपात (नॉन एसएलआर) विनिधान

विवरण	चालू वर्ष	पिछला वर्ष
अथशेष	243.42	254.57
वर्ष के दौरान परिवर्धन	24.18	19.13
वर्ष के दौरान कमी	37.37	30.28
इति शेष	230.23	243.42
रखे गए कुल प्रावधान	201.32	208.68

18.5 **<u>डेरीवेटिव्स :</u>**

क) <u>वायदा दर करार / ब्याज दर विनिमय</u>

विवरण	31मार्च 2008 की स्थिति के अनुसार	31मार्च 2007 की स्थिति के अनुसार
i) विनिमय करारों की आनुमानिक मूल राशि	155928.42	186610.70
ii) प्रतिपक्षों द्वारा करार के अधीन अपने दायित्वों को पूरा करने में असफल होने पर होने वाली हानियाँ	1666.30	2415.53
iii) विनिमय में शामिल होने पर बैंक द्वारा अपेक्षित संपार्श्विक	निरंक	निरंक
iv) विनिमय से उद्भूत ऋण-जोखिम का केन्द्रीकरण	नगण्य	नगण्य
v) विनिमय - बही का उचित मूल्य	160.50	35.41

ख) <u>बाजार (एक्सचेंज) में व्यापार किए गए ब्याज-दर डेरीवेटिव्स</u>

क्रम सं.	विवरण	चालू वर्ष	पिछला वर्ष
1	बाजार (एक्सचेंज) में व्यापार किए गए ब्याज-दर डेरीवेटिव्स की वर्ष के दौरान आनुमानिक मूल राशि	निरंक	निरंक
2	31मार्च 2008 को बाजार (एक्सचेंज) में व्यापार किए गए ब्याज-दर डेरीवेटिव्स की बकाया आनुमानिक मूल राशि	निरंक	निरंक
3	बाजार (एक्सचेंज) में व्यापार किए गए ब्याज-दर डेरीवेटिव्स की आनुमानिक मूल राशि जो बकाया और "अत्यधिक प्रभावी" नहीं है	निरंक	निरंक
4	बाजार (एक्सचेंज) में व्यापार किए गए ब्याज-दर डेरीवेटिव्स का अंकित बाज़ार मूल्य जो बकाया और "अत्यधिक प्रभावी" नहीं है	निरंक	निरंक

ग) <u>डेरीवेटिव्स में जोखिम - ऋण का प्रकटीकरण</u>

<u>(क) गुणात्मक प्रकटीकरण</u>

i. बैंक वर्तमान में काउंटर पर (ओटीसी) ब्याज दर और मुद्रा डेरीवेटिव्स का लेनदेन करता है. बैंक द्वारा जिन ब्याज दर डेरीवेटिव्स का लेनदेन किया गया उनमें, रुपया ब्याज दर विनिमय, विदेशी मुद्रा ब्याज दर विनिमय और वायदा दर करार शामिल हैं. बैंक द्वारा जिन मुद्रा डेरीवेटिव्स का लेनदेन किया गया उनमें, मुद्रा विनिमय, रुपया डालर विकल्प और परस्पर-मुद्रा विकल्प शामिल हैं. बैंक के ग्राहकों को उत्पादों के विक्रय - प्रस्ताव, उनके निवेशों पर नियंत्रण करने के लिए दिए जाते हैं और बैंक ऐसे निवेशों की रक्षा के लिए डेरीवेटिव्स संविदाएँ निष्पादित करता है. बैंक द्वारा डेरीवेटिव्स का प्रयोग व्यापार के साथ-साथ तुलनपत्र की मदों की प्रतिरक्षा के लिए भी किया जाता है. बैंक संरचना उत्पाद संविभाग के अधीन इन सामान्य मिश्रित लिखतों का भी लेनदेन करता है.

ii. डेरीवेटिव्स लेनदेन में बाजार जोखिम शामिल हैं अर्थात् ब्याज दरों/विनिमय दरों में प्रतिकूल उतार-चढ़ाव के कारण बैंक को संभाव्य हानि उठानी पड़ सकती है और यदि प्रतिपक्ष अपने दायित्वों का पालन नहीं करते हैं तो बैंक को ऋण जोखिम अर्थात् संभाव्य हानि उठानी पड़ सकती है. बोर्ड द्वारा अनुमोदित बैंक की "डेरीवेटिव्स नीति" बाजार जोखिम (हानि की कटौती के सतर्कता बिन्दु, आरंभिक राशि सीमा, अवधि, आशोधित अवधि, पीवी 01, आदि)को नियंत्रित और व्यवस्थित करने के जोखिम मानदंडों को निर्धारित करती है. यह नीति ग्राहक पात्रता मानदंड (ऋण पात्रता निर्धारण, सम्पर्क अवधि आदि); भी निर्धारित करती हैं. प्रतिपक्षों द्वारा इन मानदंडों को पूरा करने, बाध्यताओं का पालन करने के दायित्व को ध्यान में रखते हुए समुचित प्रतिपक्षी ऋण - सीमा निर्धारित करने तथा प्रत्येक प्रतिपक्ष से आइएसडीए करार कराने पर ही डेरीवेटिव लेनदेन करके ऋण जोखिम पर नियंत्रण किया जाता है.

iii. इन ऋण - जोखिमों के कुशल प्रबंधन का सर्वेक्षण बैंक की आस्ति-देयता प्रबंधन समिति (एएलसीओ) करती है. बैंक के कोष के मध्य-कार्यालय और जोखिम नियंत्रण (एमओआरसी) विभाग, वर्तमान में बाजार जोखिम प्रबंधन विभाग (एमआरएमडी), डेरीवेटिव लेनदेन से सम्बद्ध बाजार जोखिम का स्वतंत्र रुप से अभिनिर्धारण, आकलन, नियंत्रण करता है, इन जोखिमों को नियंत्रित एवं व्यवस्थित करने में आस्ति देयता प्रबंधन समिति (एएलसीओ) की सहायता करता है तथा बोर्ड की जोखिम प्रबंधन समिति (आरएमसीबी) को निर्धारित नीति के अनुपालन की नियमित अंतराल पर रिपोर्ट करता है.

iv. भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार डेरीवेटिव्स के लिए लेखा नीति तैयार की गई है.

b) Non Performing Non-SLR Investments

Particulars	Current Year	Previous Year
Opening Balance	243.42	254.57
Additions during the year	24.18	19.13
Reductions during the year	37.37	30.28
Closing balance	230.23	243.42
Total provisions held	201.32	208.68

18.5 **<u>Derivatives</u>**

a) <u>Forward Rate Agreements / Interest Rate Swaps</u>

Particulars	As at 31-Mar-2008	As at 31-Mar-2007
i) The notional principal of swap agreements	155928.42	186610.70
ii) Losses which would be incurred if counterparties failed to fulfil their obligations under the agreements	1666.30	2415.53
iii) Collateral required by the Bank upon entering into swaps	Nil	Nil
iv) Concentration of credit risk arising from the swaps	Not Significant	Not Significant
v) The fair value of the swap book	160.50	35.41

b) <u>Exchange Traded Interest Rate Derivatives</u>

Sr. No.	Particulars	Current Year	Previous Year
1	Notional principal amount of exchange traded interest rate derivatives undertaken during the year	Nil	Nil
2	Notional principal amount of exchange traded interest rate derivatives outstanding as on 31st March 2008	Nil	Nil
3	Notional principal amount of exchange traded interest rate derivatives outstanding and not "highly effective"	Nil	Nil
4	Marked-to-market value of exchange traded interest rate derivatives outstanding and not "highly effective".	Nil	Nil

c) <u>Disclosures on Risk Exposure in Derivatives</u>

(A) <u>Qualitative Disclosure</u>

i. The Bank currently deals in over-the-counter (OTC) interest rate and currency derivatives. Interest rate derivatives dealt with by the Bank are rupee interest rate swaps, foreign currency interest rate swaps and forward rate agreements. Currency derivatives dealt with by the Bank are currency swaps, rupee dollar options and cross-currency options. The products are offered to the Bank's customers to manage their exposures and the Bank enters into derivatives contracts to cover such exposures. Derivatives are also used by the Bank both for trading as well as hedging on-balance sheet items. The Bank also deals in a mix of these generic instruments, under the portfolio of Structured Products.

ii. Derivative transactions carry market risk i.e. the probable loss the Bank may incur as a result of adverse movements in interest rates / exchange rates and credit risk i.e. the probable loss the Bank may incur if the counterparties fail to meet their obligations. The Bank's "Policy for Derivatives" approved by the Board prescribes risk parameters to control and manage market risk (cut-loss triggers, open position limits, duration, modified duration, PV01 etc.). The policy also prescribes customer eligibility criteria (credit rating, tenure of relationship etc.); credit risk is controlled by entering into derivative transactions only with counterparties satisfying these criteria, setting appropriate counterparty exposure limits taking into accountability to honour obligations and entering into ISDA agreements with each counterparty.

iii. The Asset Liability Management Committee (ALCO) of the Bank oversees efficient management of these risks. The Bank's Market Risk Management Department (MRMD), independently identifies measures and monitors market risk associated with derivative transactions, assists ALCO in controlling and managing these risks and reports compliance with policy prescriptions to the Risk Management Committee of the Board (RMCB) at regular intervals.

iv. The accounting policy for derivatives has been drawn-up in accordance with RBI guidelines.

ख) मात्रात्मक प्रकटीकरण : B) Quantitative Disclosures :

क्रम सं Sr. No.	विवरण Particulars	मुद्रा डेरीवेटिव्स Currency Derivatives		ब्याज दर डेरीवेटिव्स Interest Rate Derivatives	
		चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year
(i)	डेरीवेटिव्स (आनुमानिक मूल राशि) Derivatives (Notional Principal Amount)				
	क/a) प्रतिरक्षा के लिए / For hedging	1631.21	-	11201.98	7428.99
	ख/b) व्यापार के लिए / For trading	214446.76	49938.77	144726.44	179181.71
(ii)	बाजार के बही- मूल्य के अनुसार अंकित स्थिति Marked to Market Positions				
	क/a) आस्ति / Asset	3705.16	21.72	414.73	162.11
	ख/b) देयता / Liability	37.43	-	463.89	108.79
(iii)	जमा ऋण जोखिम / Credit Exposure	10574.55	1517.60	2671.73	3059.23
(iv)	ब्याज दर (100* पीवी 01) में एक प्रतिशत परिवर्तन का संभाव्य प्रभाव Likely impact of one percentage change in interest rate (100* PV01)				
	क/a) प्रतिरक्षा डेरीवेटिव्स पर / on hedging derivatives	(11.56)	-	205.32	141.99
	ख/b) व्यापार डेरीवेटिव्स पर / on trading derivatives	63.03	0.04	20.52	-3.38
v)	वर्ष के दौरान अनुपालन किए गए 100* पीवी 01 का अधिकतम एवं न्यूनतम Maximum and Minimum of 100* PV 01 observed during the year				
	क/a) प्रतिरक्षा पर / on hedging	(7.45) & (13.32)	-	231.79 & 89.36	12.85 & - 0.24
	ख/b) व्यापार पर / on trading	94.57 & 3.99	-0.65 & -0.23	42.65 & 1.75	40.82 & -4.12

घ) जहाँ अंतर्निहित आस्ति/देयता को बाजार-बही मूल्य के अनुसार अंकित नहीं किया गया है उनका मूल्य रु.12833.19 करोड़ है वहाँ डेरीवेटिव्स को प्रतिरक्षा के लिए उपयोग किया गया है और इस डेरीवेटिव्स पोर्टफोलियों के बाजार-बही मूल्य में कोई हानि नहीं हुई है.

18.6 आस्ति - गुणवत्ता

(क) अनर्जक आस्तियाँ

विवरण	31 मार्च 2008 की स्थिति के अनुसार	31 मार्च 2007 की स्थिति के अनुसार
i) कुल अग्रिमो की निवल अनर्जक आस्तियाँ (%)	1.78%	1.56%
ii) अनर्जक आस्तियों का उतार-चढ़ाव (कुल)		
(क) अग्रशेष	9998.22	9628.14
(ख) वर्ष के दौरान परिवर्धन	7899.04	4963.87
(ग) वर्ष के दौरान कमी	5059.92	4593.79
(घ) इति शेष	12837.34	9998.22
iii) निवल अनर्जक आस्तियों का उतार-चढ़ाव		
(क) अग्र शेष	5257.72	4911.41
(ख) वर्ष के दौरान परिवर्धन	5063.06	3538.50
(ग) वर्ष के दौरान कमी	2896.45	3192.19
(घ) इति शेष	7424.33	5257.72
iv) अनर्जक आस्तियों के प्रावधानों का उतार-चढ़ाव		
(क) अग्र शेष	4740.50	4716.73
(ख) वर्ष के दौरान किए गए प्रावधान	2835.98	1425.37
(ग) अतिरिक्त प्रावधानों का अपलेखन / प्रतिलेखन	2163.47	1401.60
(घ) इति शेष	5413.01	4740.50

d) The outstanding derivatives used for hedging where the underlying assets/liabilities have not been marked to market amounts to Rs. 12833.19 crore and there is no loss in the mark to market value of this derivative portfolio.

18.6 **Asset Quality**

a) **Non-Performing Asset**

Particulars	As at 31-Mar-2008	As at 31-Mar-2007
i) Net NPAs to Net Advances (%)	1.78%	1.56%
ii) Movement of NPAs (Gross)		
(a) Opening balance	9998.22	9628.14
(b) Additions during the year	7899.04	4963.87
(c) Reductions during the year	5059.92	4593.79
(d) Closing balance	12837.34	9998.22
iii) Movement of Net NPAs		
(a) Opening balance	5257.72	4911.41
(b) Additions during the year	5063.06	3538.50
(c) Reductions during the year	2896.45	3192.19
(d) Closing balance	7424.33	5257.72
iv) Movement of provisions for NPAs		
(a) Opening balance	4740.50	4716.73
(b) Provisions made during the year	2835.98	1425.37
(c) Write-off / write-back of excess provisions	2163.47	1401.60
(d) Closing balance	5413.01	4740.50

ख) पुनर्संरचना के अधीन ऋण आस्तियों का ब्योरा

b) Details of Loan Assets subjected to Restructuring

मदें / Particulars	खातों की संख्या (सीडीआर) No. of A/cs. (CDR)	कारपोरेट ऋण पुनर्संरचना (सीडीआर) योजना के अधीन (क) Under Corporate Debt Restructuring (CDR) Scheme (A)	सीडीआर के अंतर्गत उत्सर्जित राशि Amount sacrificed under CDR	लघु और मध्यम उद्यम योजना के अधीन (ख) Under Small & Medium Enterprises Scheme (B)	सीडीआर और एसएमई योजना के अलावा (ग) Other than under CDR & SME Scheme(C)	योग Total क + ख + ग A+B+C
i) पुनर्संरचना, पुनर्निर्धारण, पुनःपरक्रामण के अधीन ऋण आस्तियों की कुल राशि Total amount of loan assets subjected to restructuring, rescheduling, renegotiation	**32** (13)	**322.54** (78.52)	**5.02** (11.37)	**52.89** (327.76)	**1045.97** (488.66)	**1421.40** (894.94)
(ii) पुनर्संरचना, पुनर्निर्धारण, पुनःपरक्रामण के अधीन मानक आस्तियों की राशि The amount of Standard Assets subjected to restructuring, rescheduling, renegotiation	**25** (11)	**288.53** (31.35)	**2.99** (11.37)	**18.88** (267.35)	**1019.45** (327.02)	**1326.86** (625.72)
(iii) पुनर्संरचना, पुनर्निर्धारण, पुनः परक्रामण के अधीन अवमानक आस्तियों की राशि The amount of Sub-Standard Assets subjected to restructuring, rescheduling, renegotiation	**5** (0)	**26.09** (0)	**1.90** (0)	**0.04** (30.84)	**26.02** (44.68)	**52.15** (75.52)
(iv) पुनर्संरचना, पुनर्निर्धारण, पुनः परक्रामण के अधीन संदिग्ध आस्तियों की राशि The amount of Doubtful Assets subjected to restructuring, rescheduling, renegotiation	**2** (2)	**7.92** (47.17)	**0.14** (0)	**33.97** (29.57)	**0.5** (116.96)	**42.39** (193.7)

ग) आस्ति पुनर्निर्माण के लिए प्रतिभूतिकरण कंपनी (एससी) / पुनर्निर्माण कंपनी (आरसी) को बिक्री की गई वित्तीय आस्तियों का ब्योरा

विवरण	चालू वर्ष	पिछला वर्ष
i) खातों की संख्या	2	90
ii) प्रतिभूतिकरण कंपनी / पुनर्निर्माण कंपनी (एससी/आरसी) को बिक्री किए गए खातों का कुल मूल्य (प्रावधान घटाकर)	16.61	19.62
iii) समग्र प्रतिफल	19.87	33.00
iv) पूर्ववर्ती वर्षों में अंतरित खातों के संबंध मे प्राप्त अतिरिक्त प्रतिफल	निरंक	निरंक
v) निवल बही मूल्य से अधिक कुल लाभ / हानि	3.26	13.38

घ) क्रय की गई अनर्जक वित्तीय आस्तियों का ब्योरा :

विवरण	चालू वर्ष	पिछला वर्ष
1 (क) वर्ष के दौरान क्रय किए गए खातों की सं.	1	लागू नहीं
(ख) कुल बकाया राशि	6.35	लागू नहीं
2) (क) इनमें से वर्ष के दौरान पुनर्संरचनागत खातों की संख्या	निरंक	लागू नहीं
(ख) कुल बकाया राशि	निरंक	लागू नहीं

ङ) बिक्री की गई अनर्जक वित्तीय आस्तियों का ब्योरा :

विवरण	चालू वर्ष	पिछला वर्ष
1) बिक्री किए गए खातों की सं.	निरंक	20
2) कुल बकाया राशि	निरंक	45.08
3) प्राप्त समग्र प्रतिफल	निरंक	11.61

च) मानक आस्तियों पर प्रावधान :

बैंक द्वारा भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार मानक आस्तियों (पुनर्संरचनागत मानक आस्तियों के लिए प्रावधान सहित) पर किया गया प्रावधान निम्नानुसार है :

विवरण	31 मार्च 2008 की स्थिति के अनुसार	31 मार्च 2007 की स्थिति के अनुसार
मानक आस्तियों के लिए किए गए प्रावधान	2252.87	1713.93

c) Details of financial assets sold to Securitisation Company (SC) / Reconstruction Company (RC) for Asset Reconstruction

Particulars	Current Year	Previous Year
i) No. of Accounts	2	90
ii) Aggregate value (net of provisions) of accounts sold to SC/RC	16.61	19.62
iii) Aggregate consideration	19.87	33.00
iv) Additional consideration realized in respect of accounts transferred in earlier years	Nil	Nil
v) Aggregate gain / (loss) over net book value	3.26	13.38

d) Details of non-performing financial assets purchased:

Particulars	Current Year	Previous Year
1) (a) No. of Accounts purchased during the year	1	N.A.
(b) Aggregate outstanding	6.35	N.A.
2) (a) Of these, number of accounts restructured during the year	Nil	N.A.
(b) Aggregate outstanding	Nil	N.A.

e) Details of non-performing financial assets sold:

Particulars	Current Year	Previous Year
1) No. of Accounts sold	Nil	20
2) Aggregate outstanding	Nil	45.08
3) Aggregate consideration received	Nil	11.61

f) Provision on Standard Assets:

The Provision on Standard Assets (including provision for restructured standard assets) held by the Bank in accordance with RBI guidelines is as under:

Particulars	As at 31-Mar-2008	As at 31-Mar-2007
Provision towards Standard Assets	2252.87	1713.93

छ) **व्यवसाय अनुपात :**

विवरण		चालू वर्ष	पिछला वर्ष
i.	कार्यशील निधियों की तुलना में ब्याज आय का प्रतिशत	7.32%	7.34%
ii.	कार्यशील निधियों की तुलना में ब्याजेतर आय का प्रतिशत	1.30%	1.07%
iii.	कार्यशील निधियों की तुलना में परिचालन लाभ का प्रतिशत	1.96%	1.86%
iv.	आस्तियों पर प्रतिलाभ	1.01%	0.84%
v.	प्रति कर्मचारी व्यवसाय (जमाराशियाँ एवं अग्रिम जोड़कर) (रु. हजार में)	45600	35700
vi.	प्रति कर्मचारी लाभ (रु. हजार में)	372.57	236.81

g) **Business Ratios**

Particulars		Current Year	Previous Year
i.	Interest Income as a percentage to Working Funds	7.32%	7.34%
ii.	Non-interest income as a percentage to Working Funds	1.30%	1.07%
iii.	Operating Profit as a percentage to Working Funds	1.96%	1.86%
iv.	Return on Assets	1.01%	0.84%
v.	Business (Deposits plus advances) per employee (Rs. in thousands)	45600	35700
vi.	Profit per employee (Rs. in thousands)	372.57	236.81

ज) **आस्ति देयता प्रबंधन : जैसा कि प्रबंधन द्वारा संकलित किया है और लेखा परीक्षकों ने इन्हें स्वीकार किया है. / Asset Liability Management : As compiled by the Management and relied upon by the Auditors.**
31 मार्च 2008 की स्थिति के अनुसार आस्तियों और देयताओं की कुछ मदों की परिपक्वता का स्वरूप

h) **Maturity pattern of certain items of assets and liabilities as at 31st March 2008**

	14 दिन तक Upto 14 days	15 से 28 दिन 15 to 28 days	29 दिन से 3 मास 29 days to 3 months	3 मास से अधिक किंतु 6 मास तक Over 3 months & upto 6 months	6 मास से अधिक किंतु 1 वर्ष तक Over 6 months & upto 1year	1 वर्ष से अधिक किंतु 3 वर्ष तक Over 1 year & upto 3 years	3 वर्ष से अधिक किंतु 5 वर्ष तक Over 3 years & upto 5 years	5 वर्ष से अधिक Over 5 years	योग TOTAL
जमाराशियाँ * Deposits	66386.15 (56990.43)	6317.86 (5231.58)	22983.65 (17980.35)	25871.69 (18266.34)	36525.64 (40393.61)	118495.71 (120010.53)	93357.76 (95365.79)	167465.48 (81282.46)	537,403.94 (435521.09)
अग्रिम * Advances	78308.83 (56774.22)	12,467.60 (5477.79)	12,966.63 (16079.60)	11,380.72 (15482.72)	15,298.44 (13281.92)	168907.79 (144478.01)	43,212.08 (32195.00)	74,226.11 (53567.23)	416,768.20 (337336.49)
विनिधान * Investments	83.68 (656.34)	1,325.32 (3303.68)	3,729.36 (9569.63)	5,208.98 (3475.99)	6,274.24 (2647.09)	38,455.91 (27142.16)	33,888.13 (21411.21)	100535.65 (80942.78)	89,501.27 ('49148.88)
उधार-राशियाँ * Borrowings	11,629.39 (9466.58)	5,726.92 (1658.72)	15,887.11 (8519.72)	4,142.76 (4361.37)	7,130.49 (3579.61)	5,860.76 (5304.65)	771.99 (5579.20)	577.99 (1233.48)	51,727.41 (39703.33)
विदेशी मुद्रा आस्तियाँ * Foreign Curency Assets *	29,826.39 (25077.27)	9,739.96 (3495.20)	4,285.54 (12064.98)	4,120.29 (10498.96)	4,406.49 (5345.62)	8,034.06 (10942.91)	7,861.81 (7867.62)	11,056.80 (3925.82)	79,331.34 (79218.38)
विदेशी मुद्रा देयताएँ Foreign Currency Liabilties	16,335.17 (16643.24)	8,157.90 (5457.66)	17,578.48 (17742.00)	7,513.62 (9268.26)	13,431.40 (10215.19)	11,628.58 (11007.09)	2,603.73 (6207.31)	1,301.36 (1573.32)	**78,550.24** (78114.07)

(कोष्ठकों में दिए गए आंकड़े 31 मार्च 2007 के हैं)

Figures in brackets are as at 31st March 2007

'1 दिन' और '2 से 7 दिन' तथा '8 से 14 दिन' से सम्बद्ध आंकड़ों का पृथक संकलन नहीं किया गया है./Data has not been compiled for the bucket '1 Day' and '2 to 7 days' and '8 to 14' days separately.

बैंक ने खुदरा जमाराशियों, बचत बैंक जमाराशियों, चालू खाता जमाराशियों, नकदी ऋणों और मांग ऋणों का विभिन्न परिपक्वता श्रेणियों में प्रकटीकरण नहीं किया है.

The bank has not disclosed retail deposits, saving Bank deposits, current deposits, cash credit and demand loans under different maturity buckets.

18.7 **ऋण-जोखिम से संबंधित क्षेत्र :**

बैंक उन क्षेत्रों को ऋण प्रदान कर रहा है, जिनके आस्ति मूल्य में उतार-चढ़ाव होता रहता है. स्थावर संपदा और पूंजी बाजार के क्षेत्र ऐसे ही अस्थिर क्षेत्र हैं.

क. स्थावर संपदा क्षेत्र

विवरण	31 मार्च 2008 की स्थिति के अनुसार	31 मार्च 2007 की स्थिति के अनुसार
क) प्रत्यक्ष ऋण-जोखिम		
i) आवासीय बंधक	42116.80	33412.29
जिनमें से रु.15 लाख तक के व्यक्तिगत आवास ऋण"	33103.18	26851.28
ii) वाणिज्यिक स्थावर संपदा	11958.38	6264.55
iii) बंधक समर्थित प्रतिभूतियों (एमबीएस) तथा अन्य प्रतिभूतिकृत ऋण-जोखिमों में विनिधान :		
आवासीय	-	-
वाणिज्यिक स्थावर संपदा	-	0.08
अप्रत्यक्ष ऋण-जोखिम		
राष्ट्रीय आवास बैंक (एनएचबी) तथा आवास वित्तीय कंपनियों (एचएफसी) में निधि आधरित और गैर-निधि आधरित ऋण-जोखिम	3,795.36	1044.21
योग	**57,870.54**	**40721.13**

* इन आंकड़ों से भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अंतर्गत अपेक्षित रु.15 लाख तक के वैयक्तिक आवास - ऋणों के बदले रु.20 लाख तक के आवास-ऋणों के संबंध में सूचना मिलती है.

18.7 **Exposures**

The Bank has lending to sectors which are sensitive to asset price fluctuations. These sensitive sectors are real estate and capital markets.

a) **Real Estate Sector**

Particulars	As at 31-Mar-2008	As at 31-Mar-2007
Direct exposure		
i) Residential Mortgages	42116.80	33412.29
- Of which individual housing loans up to Rs.15 Lakhs	33103.18*	26851.28
ii) Commercial Real Estate	11958.38	6264.55
iii) Investments in Mortgage Backed Securities (MBS) and other securitised exposures:		
Residential	-	-
Commercial Real Estate	-	0.08
Indirect Exposure		
Fund based and non-fund based exposures on National Housing Bank (NHB) and Housing Finance Companies (HFCs)	3,795.36	1044.21
Total	57,870.54	40721.13

* The data has been reported for individual housing loan upto Rs.20 Lakhs as against Rs. 15 Lakhs as required by the RBI guidelines.

ख). पूंजी बाजार

विवरण	31 मार्च 2008 की स्थिति के अनुसार	31 मार्च 2007 की स्थिति के अनुसार
1) इकिवटी शेयरों, परिवर्तनशील बाडों, परिवर्तनशील डिबेंचरों तथा इक्विटी सम्बद्ध म्यूच्युअल फंडों की यूनिटों में - ऐसे प्रत्यक्ष विनिधान जिनकी राशि का सिर्फ कारपोरेट-ऋण में विनिधान नहीं किया गया है,	5,352.53	2766.89
2) शेयरों/बांडों/डिबेंचरों या अन्य प्रतिभूति के विरुद्ध दिए गए ऋण अथवा शेयरों (आइपीओ/इएसओपी सहित) परिवर्तनशील बाडों, परिवर्तनशील डिबेंचरों तथा इक्विटी सम्बद्ध म्यूच्युअल फंडों की यूनिटों में विनिधान के लिए बेजमानती (क्लीन) आधार पर व्यक्तियों को दिए गए अग्रिम	367.47	317.70
3) किसी अन्य प्रयोजन के लिए अग्रिम जहाँ शेयरों अथवा परिवर्तनशील बांडों अथवा परिवर्तनशील डिबेंचरों को अथवा इक्विटी सम्बद्ध म्यूच्युअल फंड की यूनिटों को प्राथमिक प्रतिभूति के रुप में लिया गया है.	32.38	लागू नहीं
4) किसी अन्य प्रयोजन के लिए ऐसे अग्रिम जो शेयरों अथवा परिवर्तनशील बांडों अथवा परिवर्तनशील डिबेंचरों अथवा इक्विटी सम्बद्ध म्यूच्युअल फंडों की यूनिटों द्वारा शेष प्रतिभूति के लिए संपार्श्विक प्रतिभूत से अर्थात् जहाँ शेयरों/ परिवर्तनशील बांडों/परिवर्तनशील डिबेंचरों/इक्विटी सम्बद्ध म्यूच्युअल फंडों की यूनिटों के अतिरिक्त प्राथमिक प्रतिभूति अग्रिम की राशि की पूर्ण - प्रतिभूति के रुप में अपर्याप्त है.	45.68	लागू नहीं
5) शेयर दलालों को प्रतिभूत और अप्रतिभूत अग्रिम और शेयर दलालों एवं बाजार - नियामकों (मार्केट मेकर्स) की ओर से जारी गारंटियाँ	277.37	181.90
6) संसाधनों को बढ़ाने की प्रत्याशा से नई कंपनी की इक्विटी में प्रमोटर के अंशदान का हिस्सा पूरा करने के लिए कारपोरेटों को शेयरों/बांडों/ डिबेंचरों या अन्य प्रतिभूतियों अथवा बेजमानती आधार पर संस्वीकृत ऋण	2,721.45	लागू नहीं
7) अपेक्षित इक्विटी प्रवाह/शेयर निर्गमों के सापेक्ष कम्पनियों को दिए गए पूरक ऋण	-	लागू नहीं
8) शेयरों या परिवर्तनशील बांडों अथवा परिवर्तनशील डिबेंचरों या इक्विटी उन्मुख म्यूच्युअल फंडो को प्राथमिक शेयर निर्गम के संबंध में बैंक ने जोखिम अंकन की प्रतिबद्धता अपनाई है.	-	लागू नहीं
9) शेयरदलालों को मार्जिन व्यापार के लिए वित्तपोषण	0.20	लागू नहीं
10) उद्यम - पूंजी निधियों से संबंधित ऋण - जोखिम	312.72	लागू नहीं
पूंजी बाजार में कुल ऋण जोखिम	**9,109.80**	**3266.49**

b) <u>Capital Market</u>

Particulars	As at 31-Mar-2008	As at 31-Mar-2007
1) Direct investment in equity shares, convertible bonds, convertible debentures and units of equity-oriented mutual funds the corpus of which is not exclusively invested in corporate debt.	5,352.53	2766.89
2) Advances against shares / bonds / debentures or other securities or on clean basis to individuals for investment in shares (including IPOs/ESOPs), convertible bonds, convertible debentures, and units of equity-oriented mutual funds.	367.47	317.70
3) Advances for any other purposes where shares or convertible bonds or convertible debentures or units of equity oriented mutual funds are taken as primary security.	32.38	N.A.
4) Advances for any other purposes to the extent secured by the collateral security of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds i.e. where the primary security other than shares/ convertible bonds/ convertible debentures/units of equity oriented mutual funds does not fully cover the advances.	45.68	N.A.
5) Secured and unsecured advances to stockbrokers and guarantees issued on behalf of stockbrokers and market makers.	277.37	181.90
6) Loans sanctioned to corporates against the security of shares/bonds/debentures or other securities or on clean basis for meeting promoter's contribution to the equity of new companies in anticipation of raising resources.	2,721.45	N.A.
7) Bridge loans to companies against expected equity flows/issues.	-	N.A.
8) Underwriting commitments taken up by the Bank in respect of primary issue of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds.	-	N.A.
9) Financing to stockbrokers for margin trading.	0.20	N.A.
10) Exposures to Venture Capital Funds	312.72	N.A.
Total Exposure to Capital Market	**9,109.80**	**3266.49**

ग) **वर्गवार-देशवार ऋण-जोखिम : प्रबंधन ने इनका संकलन किया है और लेखापरीक्षकों ने इन्हें स्वीकार किया है.**

भारतीय रिज़र्व बैंक के वर्तमान दिशा-निर्देशों के अनुसार, बैंक के देशवार ऋण-जोखिम का वर्गीकरण निम्न तालिका में सूचीबद्ध विभिन्न जोखिम वर्गों में किया गया है. नगण्य जोखिम श्रेणी वाले देश को छोड़कर, बैंक का देशगत जोखिम (कुल निधिक) - इसकी कुल ऋण आस्तियों के 1% से अधिक नहीं है. भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार रु.12.50 करोड़ का प्रावधान किया गया है.

c) **Country-Risk Categorywise : As compiled by the management and relied upon by the auditors.**

As per the extant RBI guidelines, the country exposure of the Bank is categorised into various risk categories listed in the following table. The country exposure (net funded) of the Bank for any country does not exceed 1% of its total assets except to a country in insignificant risk category. Provision of Rs. 12.50 crore has been made in accordance with RBI guidelines.

जोखिम वर्ग Risk Category	ऋण-जोखिम (निवल) Exposure (net)		किया गया प्रावधान Provision held	
	31 मार्च 2008 की स्थिति के अनुसार As at 31-Mar-2008	31 मार्च 2007 की स्थिति के अनुसार As at 31-Mar-2007	31 मार्च 2008 की स्थिति के अनुसार As at 31-Mar-2008	31 मार्च 2007 की स्थिति के अनुसार As at 31-Mar-2007
नगण्य / Insignificant	22208.55	17422.69	12.50	निरंक / Nil
कम / Low	5185.89	58.20.66	निरंक / Nil	निरंक / Nil
सामान्य / Moderate	4713.24	6425.83	निरंक / Nil	निरंक / Nil
अधिक / High	3314.57	3041.29	निरंक / Nil	निरंक / Nil
अत्यधिक / Very High	1015.84	1340.10	निरंक / Nil	निरंक / Nil
प्रतिबंधित / ऋण में शामिल न होने वाले Restricted / Off-Credit	19.50	19.57	निरंक / Nil	निरंक / Nil
योग / Total	36457.59	34070.14	12.50	निरंक / Nil

घ) **बैंक द्वारा अतिक्रमित एकल उधारकर्त्ता तथा समूह उधारकर्त्ता ऋण जोखिम सीमा का ब्योरा :**

d) Single Borrower and Group Borrower exposure limits exceeded by the Bank :

बैंक ने निम्नलिखित मामलों में यथोचित सीमा के अतिक्रमण में एकल उधारकर्ता ऋण-जोखिम लिए :

The Bank had taken single borrower exposure in excess of the prudential limit in the cases given below :

उधारकर्ता का नाम Name of the Borrower	ऋण-जोखिम की उच्चतम सीमा Exposure ceiling	संस्वीकृत सीमा (चरम स्तर) Limit Sanctioned (Peak Level)	सीमा के अतिक्रमण की अवधि Period during which limit exceeded	31.03.08 को बकाया Outstanding as on 31.03.08
रिलायंस इंडस्ट्रीज लि.			जुलाई 2007 से अगस्त 2007	
Reliance Industries Ltd.*	7040.04	8728.47	July 2007 to August 2007	
	8080.95	9422.13	सितम्बर 2007 से 30.03.2008 तक / September 2007 to 30.03.2008	4360.83
	10589.29	9423.19	31.03.08 उच्चतम सीमा के भीतर / Within the ceiling on 31.03.2008	
इंडियन ऑयल कारपोरेशन लि.			जुलाई 2007 से अगस्त 2007	
Indian Oil Corporation Ltd.*	7040.04	8321.27	July 2007 to August 2007	
	8080.95	10503.72	सितम्बर 2007 से 30.03.2008 तक / September 2007 to 30.03.2008	9345.97
	10589.29	10503.72	Within the ceiling on 31.03.2008	
			31.03.2008 की उच्चतम सीमा के भीतर	

** बोर्ड के अनुमोदन से / with the approval of the Board

ङ.) <u>अनुषंगियों को जारी चुकौती आश्वासन पत्र:</u>

बैंक ने अपने सहयोगियों की ओर से चुकौती आश्वासन पत्र जारी किया है. 31 मार्च 2008 को चुकौती आश्वासन पत्रों की कुल बकाया राशि रु.341.23 करोड़ थी

च.) <u>आरिक्षितियों से आहरण</u>

वर्ष के दौरान बैंक ने आरिक्षितियों से निम्नलिखित राशि आहरित की है:

विवरण	**31मार्च 2008 की स्थिति के अनुसार**
लेखा मानक 15 (संशोधित 2005) के संक्रमणीय दायित्व का कार्यान्वयन	4075.64
समाधान के अंतर्गत ड्राफ्टों के भुगतान के लिए	0.10

18.8 <u>विविध</u>

क) <u>भारतीय रिज़र्व बैंक द्वारा लगाए गए दंडों का प्रकटीकरण</u>

निरंक (पिछला वर्ष - निरंक)

ख) <u>ग्राहक - शिकायतों की स्थिति : इनका संकलन प्रबंधन ने किया है.</u>

विवरण	**31मार्च 2008 की स्थिति के अनुसार**	**31मार्च 2007 की स्थिति के अनुसार**
वर्ष के आरंभ में विचाराधीन शिकायतों की संख्या	454	322
वर्ष के दौरान प्राप्त शिकायतों की संख्या	16461	16168
वर्ष के दौरान निवारण की गई शिकायतों की संख्या	15885	16036
वर्ष के अंत में विचाराधीन शिकायतों की संख्या	1030	454

ग) <u>बैंकिंग लोकपाल द्वारा पारित अधिनिर्णय : इनका संकलन प्रबंधन ने किया है.</u>

विवरण	**चालू वर्ष**	**पिछला वर्ष**
वर्ष के आरंभ में कार्यान्वित नहीं किए गए अधिनिर्णयों की संख्या	0	0
वर्ष के दौरान बैंकिंग लोकपाल द्वारा पारित अधिनिर्णयों की संख्या	22	10
वर्ष के दौरान कार्यान्वित अधिनिर्णयों की संख्या	18	10
वर्ष के अंत में कार्यान्वित नहीं किए गए अधिनिर्णयों की संख्या	4	0

घ) बैंक को आपूर्तिकर्ताओं से व्यष्टि, लघु एवं मध्यम उद्यम विकास अधिनियम 2006 के अंतर्गत - उनकी स्थिति से सम्बद्ध चूंकि कोई सूचना प्राप्त नहीं हुई है, अत: वर्ष के अंत में, उक्त अधिनियम के अंतर्गत ब्याज सहित भुगतान न की गई राशि के संबंध में न तो कोई प्रकटीकरण किया गया है और न ही विलम्बित भुगतान की स्थिति से ब्याज -प्रावधान का इस समय अनुमान लगाना संभव है.

18.9 <u>लेखा मानकों के अनुसार प्रकटीकरण की आवश्यकता</u>

क. <u>प्रमुख लेखा नीतियों में महत्वपूर्ण परिवर्तन</u>

i <u>लाभांश - गणना</u>

समीक्षाधीन वर्ष के दौरान, बैंक ने कारपोरेट निकायों के शेयरों पर लाभांश - गणना नीति को परिवर्तित किया है. अब वसूली आधार के बजाय - लाभांश -प्राप्ति अधिकार के स्थापित हो जाने के बाद लाभांश की गणना प्रोद्भवन आधार पर की गई है. परिणामस्वरूप, लाभांश आय और वर्ष के लाभ में रु.4.68 करोड़ की वृद्धि हुई.

ii. <u>'परिपक्वता के लिए रखी गई प्रतिभूतियों' के प्रीमियम का परिशोधन</u>

भारतीय रिज़र्व बैंक के दिनांक 11 जुलाई 2007 के सामान्य स्पष्टीकरण की अपेक्षानुसार, बैंक ने 31 मार्च 2008 को समाप्त वर्ष के लिए, 'अर्जित आय' में सम्मिलित 'विनिधानों पर आय' में से सरकारी प्रतिभूतियों पर प्रीमियम - परिशोधन को घटा दिया है. इसे पहले 'अन्य आय' में

e) <u>Letter of Comfort issued for Subsidiaries</u>:

The Bank has issued letters of comfort on behalf of its subsidiaries. Outstanding letters of comfort as on 31st March 2008 aggregate to Rs. 341.23 crore.

f) <u>Withdrawal from Reserves</u>:

During the year, the bank has withdrawn following amount from the Reserves:

Particulars	**As at 31-Mar-2008**
Transitional liability on implementation of AS 15 (Revised 2005)	4075.64
On account of payment of drafts under reconciliation	0.10

18.8 <u>Miscellaneous</u>

a) <u>Disclosure of Penalties imposed by RBI</u>:

Nil (Previous year - Nil)

b) <u>Status of customer complaints: As compiled by the Management.</u>

Particulars	**As at 31-Mar-2008**	**As at 31-Mar-2007**
No. of complaints pending at the beginning of the year	454	322
No. of complaints received during the year	16461	16168
No. of complaints redressed during the year	15885	16036
No. of complaints pending at the end of the year	1030	454

c) <u>Awards passed by the Banking Ombudsman: As compiled by the Management</u>

Particulars	**Current Year**	**Previous Year**
No. of unimplemented Awards at the beginning of the year	0	0
No. of Awards passed by the Banking Ombudsman during the year	22	10
No. of Awards implemented during the year	18	10
No. of unimplemented Awards at the end of the year	4	0

d) The Bank has not received any intimation from the suppliers regarding their status under the Micro, Small & Medium Enterprises Development Act, 2006 and hence the disclosures relating to amount unpaid as at the end of the year together with interest payable as required under the said act has not been furnished and provision for interest, if any, on delayed payment is not ascertainable at this stage.

18.9 <u>Disclosure Requirements as per Accounting Standards</u>

a) <u>Significant changes in the principal accounting policies.</u>

i. <u>Dividend Accounting</u>

During the year the Bank has changed its accounting policy in respect of recognition of dividend on shares of corporate bodies from realisation basis to accrual basis where the right to receive the dividend is established. Consequently, the dividend income and the profit for the year are higher by Rs. 4.68 crore.

ii. <u>Amortisation of Premium on HTM Securities</u>

As required by RBI general clarification dated July 11, 2007, the Bank has deducted the amortisation of premium on Government securities, from

शामिल किया गया था और 31 मार्च 2008 को समाप्त वर्ष के लिए इसकी राशि रु.1020.22 करोड़ रही (31 मार्च 2007 को समाप्त वर्ष के लिए यह राशि रु.1036.79 करोड़ थी). चालू वर्ष के वर्गीकरण के अनुरुप बनाने के लिए विगत वर्ष के आंकड़ों को पुन: वर्गीकृत किया गया है.

iii. <u>विदेशी मुद्रा ओटीसी विकल्पों का बाजार-बही के अनुसार लाभ/हानि</u>

विदेशी मुद्रा ओटीसी विकल्पों का - बाजार-बही मूल्य के अनुसार लाभ-हानि की लेखा नीति को बैंक ने परिवर्तित कर दिया है. इस नई लेखा नीति के अनुसार - बिक्री किए गए विकल्पों पर प्राप्त प्रीमियम का शेष और क्रय किए गए विकल्पों पर प्रदत्त प्रीमियम को - विदेशी मुद्रा ओटीसी विकल्पों के एमटीएम मूल्य का पता लगाने के लिए किया गया है. लेखा नीति में इस परिवर्तन के परिणामस्वरुप - इस वर्ष के लाभ में रु.133.80 करोड़ की वृद्धि हुई है.

iv. <u>खंड सूचना</u>

वर्ष के दौरान, बैंक ने भारतीय रिज़र्व बैंक द्वारा जारी दिशा-निर्देशों के अनुरुप अपने प्राथमिक व्यवसाय खंडों को कोष,कारपोरेट/थोक बैंकिंग तथा खुदरा बैंकिंग व्यवसाय के रुप में पुनर्वर्गीकृत किया है. बैंक अब तक बैंकिंग और राजकोषीय परिचालन को प्राथमिक व्यवसाय के रुप में वर्गीकृत करता आया है.

v) <u>कर्मचारी - हितलाभ</u>

I. बैंक अब तक पूर्ववर्ती लेखामानक 15(1995) के अनुसार कर्मचारी 'सेवानिवृत्ति हितलाभ' के लिए देयता का आकलन करता था. बैंक ने 01 अप्रैल 2007 से लेखा मानक 15 (संशोधित - 2005) 'कर्मचारी - हितलाभ' योजना को अंगीकार किया है. परिणामस्वरुप उक्त तिथि को रु.4256.70 करोड़ का अतिरिक्त दायित्व प्रोद्भूत हुआ है. इसमें से रु.3723.74 करोड़ पेंशन निधि से संबंधित हैं और रु.351.64 करोड़ (रु.181.06 करोड़ के आस्थगित कर आस्ति को छोड़कर) दीर्घावधि कर्मचारी हितलाभ से संबंधित है.

II. बैंक ने अतिरिक्त दायित्व को राजस्व और अन्य आरक्षितियों के नामे प्रभारित करने के विकल्प का प्रयोग किया है. तदनुसार, रु.4075.64 करोड़ का संक्रमणीय दायित्व (रु.181.06 करोड़ की आस्थगित कर आस्ति को डोड़कर) को राजस्व और अन्य आरक्षितियों में अंतरण करके लेखे में लिया गया है.

III. लेखा मानक 15 (संशोधित 2005) के अभिग्रहण के परिणामस्वरुप कर पूर्व लाभ रु192.69 करोड़ से अधिक हो गया है.

ख) <u>अवधि - पूर्व मदें : देशी कार्यालय</u>

विवरण	चालू वर्ष	पिछला वर्ष
मूल्यह्रास	36.70	(17.47)
परिचालन व्यय	13.33	16.38
व्यय किया गया ब्याज	-	264.76
अन्य आय	3.31	2.42

ग) <u>कर्मचारी - हितलाभ</u>

i. <u>नियत हितलाभ योजनाएँ</u>

निम्न तालिका में लेखा मानक - 15 (संशोधित 2005) की अपेक्षानुसार नियत हितलाभ पेंशन योजना, ग्रेच्युटी योजना की स्थिति प्रदर्शित है :

विवरण	पेंशन योजनाएँ	ग्रेच्युटी
नियत हितलाभ - दायित्व के वर्तमान मूल्य में परिवर्तन		
01 अप्रैल 2007 को नियत हितलाभ दायित्व योजना का आरंभ	15929.00	3527.00
वर्तमान सेवा लागत	423.14	126.15
ब्याज लागत	1290.00	285.00
वास्तविक हानियाँ (लाभ)	219.62	(72.97)
प्रदत्त हितलाभ	(1051.76)	(321.00)
31 मार्च 2008 को नियत हितलाभ दायित्व योजना का इतिशेष	16810.00	3544.18
योजना आस्तियों में परिवर्तन		
01 अप्रैल 2007 को योजना आस्तियों का आरंभिक उचित मूल्य	12205.26	3527.00
योजना आस्तियों पर प्रत्याशित प्रतिलाभ	976.42	269.72
नियोजक का अंशदान	884.14	5.00
प्रदत्त हितलाभ	(1051.76)	(321.00)
वास्तविक लाभ	70.74	63.46
31 मार्च 2008 को योजना आस्तियों के उचित मूल्य का इतिशेष	13084.80	3544.18
दायित्व के वर्तमान मूल्य तथा योजना आस्तियों के उचित मूल्य का समाधान		
31 मार्च 2008 को निधिक दायित्व का वर्तमान मूल्य	16810.00	3544.18
31 मार्च 2008 को योजना आस्तियों का उचित मूल्य	13084.80	3544.18
कमी/ (अधिशेष)	3725.20	निरंक
लेखे में नहीं ली गई विगत सेवा लागत	निरंक	निरंक
निवल देयता / (आस्ति)	3725.20	निरंक
तुलनपत्र के लेखे में ली गई राशि		
देयताएँ	3725.20	निरंक
आस्तियाँ	निरंक	निरंक

"Income on investments" included in "Interest earned" which was earlier included in "Other income" amounting to Rs. 1020.22 crore for the year ended March 31, 2008 (Rs. 1036.79 crore for the year ended March 31, 2007). Prior year figures have been reclassified to conform to the current classification. This change in accounting procedure does not have any impact on the net profit for the year.

iii. <u>Mark-to-Market gains / losses of Forex OTC options</u>

The Bank has changed the accounting policy in respect of accounting of Mark-to-Mark (MTM) gains / losses in case of forex OTC options, whereby the balance in premium received on options sold and premium paid on options bought have been considered from this year to arrive at MTM value for forex OTC options. Consequent to this change in the accounting policy, the profit for the year is higher by Rs. 133.80 crore.

iv. <u>Segment Reporting</u>

During the year, the Bank has reclassified its primary segments as Treasury, Corporate/Wholesale Banking and Retail Banking business in line with the directions issued by RBI. The Bank had hitherto been classifying Banking and Treasury operations as primary segments.

v. <u>Employee Benefits</u>

I. The Bank had hitherto been measuring the liability for employee retirement benefits as per the erstwhile AS 15 (1995) "Accounting for Retirement Benefits". The Bank has adopted AS 15 (Revised 2005) "Employee Benefits", effective from 1st April 2007. Consequently an additional obligation of Rs. 4256.70 crore has accrued as on that date. Out of this, Rs. 3723.74 crore pertains to pension benefits and Rs. 351.64 crore (Net of deferred tax assets of Rs. 181.06 crore) pertains to long term employee benefits.

II. The Bank has exercised the option of charging the additional obligation to Revenue & Other Reserves. Accordingly, the transitional liability of Rs. 4075.64 crore (net of deferred tax assets of Rs. 181.06 crore) has been set off against transfer from Revenue & Other Reserves.

III. Consequent to the adoption of AS-15 (Revised 2005) profit before tax for the year is higher by Rs. 192.69 crore.

b) <u>Prior Period Items: Domestic Offices</u>

Particulars	Current year	Previous year
Depreciation	36.70	(17.47)
Operating expenses	13.33	16.38
Interest expended	-	264.76
Other income	3.31	2.42

c) <u>Employee's Benefits</u>

i. <u>Defined Benefit Plans</u>

The following table sets out the status of the defined benefit Pension Plan and Gratuity Plan as required under AS 15 (Revised 2005)

Particulars	Pension Plans	Gratuity
Change in the present value of the defined benefit obligation		
Opening defined benefit obligation at 1st April 2007	15929.00	3527.00
Current Service Cost	423.14	126.15
Interest Cost	1290.00	285.00
Actuarial losses (gains)	219.62	(72.97)
Benefits paid	(1051.76)	(321.00)
Closing defined benefit obligation at 31st March 2008	16810.00	3544.18
Change in Plan Assets		
Opening fair value of plan assets at 1st April 2007	12205.26	3527.00
Expected Return on Plan assets	976.42	269.72
Contributions by employer	884.14	5.00
Benefit Paid	(1051.76)	(321.00)
Actuarial Gains	70.74	63.46
Closing fair value of plan assets at 31st March 2008	13084.80	3544.18
Reconciliation of present value of the obligation and fair value of the plan assets		
Present Value of Funded obligation at 31st March 2008	16810.00	3544.18
Fair Value of Plan assets at 31st March 2008	13084.80	3544.18
Deficit/(Surplus)	3725.20	Nil
Unrecognised Past Service Cost	Nil	Nil
Net Liability/(Asset)	3725.20	Nil
Amount Recognised in the Balance Sheet		
Liabilities	3725.20	Nil
Assets	Nil	Nil

विवरण	पेंशन योजनाएँ	ग्रेच्युटी
तुलनपत्र में चिन्हित निवल देयता/ (आस्ति)	3725.20	निरंक
लाभ और हानि खाते में चिन्हित निवल लागत		
वर्तमान सेवा लागत	423.14	126.15
ब्याज लागत	1290.00	285.00
योजना -आस्तियों पर प्रत्याशित प्रतिलाभ	(976.42)	(269.72)
वर्ष के दौरान चिन्हित निवल वास्तविक हानियाँ (लाभ)	148.88	(136.43)
नियत लाभ योजनाओं की कुल लागत अनुसूची 16 "कर्मचारी को भुगतान और उनके लिए प्रावधान" में चिन्हित किया गया है.	885.60	5.00
योजना आस्तियों पर प्रत्याशित प्रतिलाभ और वास्तविक प्रतिलाभ का समाधान		
योजना आस्तियों पर प्रत्याशित प्रतिलाभ	976.42	269.72
योजना आस्तियों पर वास्तविक लाभ / (हानि)	70.74	63.46
योजना आस्तियों पर वास्तविक प्रतिलाभ	1047.16	333.18
तुलनपत्र में अभिज्ञानित निवल देयता / (आस्ति) के प्रारंभिक और अंतिम शेष का समाधान		
01 अप्रैल 2007 की स्थिति के अनुसार निवल प्रारंभिक देयता	3723.74	निरंक
लाभ और हानि खाते में शामिल व्यय	885.60	5.00
नियोक्ताओं का अंशदान	884.14	5.00
तुलनपत्र के लेखे में ली गई निवल देयता / (आस्ति)	3725.20	निरंक

बैंक को अगले वित्तीय वर्ष के दौरान अपनी नियत लाभ पेंशन योजना, ग्रेच्युटी योजना में क्रमश: रु.652.76 करोड़ तथा रु.43.20 करोड़ के अंशदान करने की आशा है.

31 मार्च 2008 की स्थिति के अनुसार ग्रेच्युटी निधि औ. पंशन निधि की योजना - आस्तियों के अधीन किए गए विनिधान निम्नानुसार हैं.

आस्तियों की श्रेणी	ग्रेच्युटी निधि योजना आस्तियों का %	पेंशन निधि योजना आस्तियों का %
केंद्र सरकार की प्रतिभूतियाँ	39.45%	-
राज्य सरकार की प्रतिभूतियाँ	24.59%	-
सार्वजनिक क्षेत्र के बांड	15.11%	-
बैंक में मियादी जमा रसीद/सावधि जमा रसीद	16.54%	-
बैंक की जमाराशियाँ	0.94%	100.00%*
अन्य	3.37%	-
योग	**100.00%**	**100.00%**

* बैंक में रखी गई

मुख्य वास्तविक प्राक्कलन :

विवरण	पेंशन और ग्रेच्युटी योजनाएँ	
	चालू वर्ष	पिछला वर्ष
बट्टा दर	8.00%	8.15%
योजना आस्ति पर प्रतिलाभ की प्रत्याशित दर	8.00%	8.00%
वेतन वृद्धि	5.00%	4.00%

भावी वेतन वृद्धि का पूर्वानुमान, वास्तविक मूल्यन का प्रतिफलन, मुद्रास्फीति का समावेशन, वरिष्ठता, पदोन्नति तथा अन्य सम्बद्ध कारणों यथा नियोजन - बाजार में आपूर्ति और मांग की स्थिति के आधार पर किया गया है. इस प्रकार के अनुमान सुदीर्घ अवधि के लिए हैं और अतीत के सीमित अनुभव /सन्निकट भविष्य की अपेक्षाओं पर आधारित नहीं हैं. अनुभवजन्य साक्ष्य भी यहीं संकेत करते हैं कि दूरगामी अवधि के दौरान - सतत् उच्च वेतनवृद्धि करते रहना संभव नहीं है लेखापरीक्षकों ने इस प्रसंग में बैंक द्वारा किए गए प्रतिवेदन पर भरोसा किया है.

ii) **कर्मचारी भविष्य निधि**

भारतीय सनदी लेखाकार संस्थान के लेखा मानक बोर्ड द्वारा संशोधित लेखा मानक - 15 के कार्यान्वयन संबंधी दिशा-निर्देशों के संदर्भ में, बैंक द्वारा स्थापित कर्मचारी भविष्य निधि नियत लाभ योजना की परिधि में आएगा क्योंकि बैंक को निर्धारित न्यूनतम प्रतिलाभ को पूरा करना है. वर्ष के अंत में ऐसी कोई कमी नहीं बची थी जिसके लिए प्रावधान नहीं किया गया हो. तदनुसार, भविष्य निधि के संबंध में अन्य संबंधित प्रकटीकरणों का उल्लेख नहीं किया गया है. रु.344.60 करोड़ की राशि को लाभ और हानि खाते में कर्मचारियों के भुगतान और उनके लिए प्रावधान शीर्ष के अंतर्गत शामिल बैंक की भविष्य निधि योजना पर किए गए व्यय के रुप में अभिज्ञान में लिया गया है.

iii) **अन्य दीर्घावधि कर्मचारी - हितलाभ**

रु. 133.40 करोड़ की राशि को लाभ और हानि खाते में "कर्मचारियों को भुगतान और उनके लिए प्रावधान" शीर्ष के अन्तर्गत शामिल दीर्घावधि कर्मचारी हितलाभों पर किए गए व्यय के रुप में अभिज्ञान में लिया गया है.

Particulars	Pension Plans	Gratuity
Net Liability / (Asset) recognised in Balance Sheet	3725.20	Nil
Net Cost recognised in the Profit and Loss Account		
Current Service Cost	423.14	126.15
Interest Cost	1290.00	285.00
Expected return on plan assets	(976.42)	(269.72)
Net actuarial losses (Gain) recognised during the year	148.88	(136.43)
Total costs of defined benefit plans included in Schedule 16 "Payments to and provisions for employees"	885.60	5.00
Reconciliation of expected return and actual return on Plan Assets		
Expected Return on Plan Assets	976.42	269.72
Actuarial Gain/ (loss) on Plan Assets	70.74	63.46
Actual Return on Plan Assets	1047.16	333.18
Reconciliation of opening and closing net liability/ (asset) recognised in Balance Sheet		
Opening Net Liability as at 1st April 2007	3723.74	Nil
Expenses as recognised in profit and loss account	885.60	5.00
Employers Contribution	884.14	5.00
Net liability/(Asset) recognised in Balance Sheet	3725.20	Nil

The Bank expects to contribute Rs. 652.76 crore and Rs. 43.20 crore to its defined benefit Pension Plan and Gratuity Plan respectively during the next financial year.

Investments under Plan Assets of Gratuity Fund & Pension Fund as on 31st March 2008 are as follows:

Category of Assets	Gratuity Fund % of Plan Assets	Pension Fund % of Plan Assets
Central Govt. Securities	39.45%	
State Govt. Securities	24.59%	
Public Sector Bonds	15.11%	
FDR / TDR with Bank	16.54%	
Bank Deposits	0.94%	100.00% *
Others	3.37%	
Total	**100.00%**	**100.00%**

* Held with the Bank

Principal actuarial assumptions:

Particulars	Pension and Gratuity Plans	
	Current year	Previous year
Discount Rate	8.00%	8.15%
Expected Rate of return on Plan Asset	8.00%	8.00%
Salary Escalation	5.00%	4.00%

The estimates of future salary growth, factored in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand in the employment market. Such estimates are very long term and are not based on limited past experience / immediate future. Empirical evidence also suggests that in very long term, consistent high salary growth rates are not possible, which has been relied upon by the auditors.

ii. **Employees Provident Fund**

In terms of the guidance on implementing the AS-15 (Revised 2005) issued by the Institute of the Chartered Accountants of India, the Employees Provident Fund set up by the Bank is treated as a defined benefit plan since the Bank has to meet the specified minimum rate of return. As at the year end, no shortfall remains unprovided for. Accordingly, other related disclosures in respect of Provident Fund have not been made and an amount of Rs. 344.60 crore is recognised as an expense towards the Provident Fund scheme of the Bank included under the head "Payments to and provisions for employees" in Profit and Loss Account.

iii. **Other Long term Employee Benefits**

Amount of Rs. 133.40 crore is recognised as an expense towards Long term Employee Benefits included under the head "Payments to and provisions for employees" in Profit and Loss account.

वर्ष के दौरान, विभिन्न दीर्घावधि कर्मचारी-हितलाभ योजना के लिए किए गए प्रावधानों का विवरण :

क्रम सं.	दीर्घावधि कर्मचारी - हितलाभ	राशि
1	सेवानिवृति के समय अवकाश नकदीकरण के साथ अर्जित अवकाश का (नकदीकरण)	88.00
2	अवकाश यात्रा और गृह यात्रा रियायत (नकदीकरण / अर्जन)	25.12
3	रुग्ण अवकाश	18.40
4	रजत जंयती अवार्ड	1.22
5	अधिवर्षिता पर पुनर्निपटान व्यय	3.73
6	आकस्मिक अवकाश	(2.02)
7	सेवानिवृति अवार्ड	(1.05)
	योग	133.40

घ. **खंड सूचना : प्रबंधन द्वारा संकलन किया गया है और लेखापरिक्षको द्वारा स्वीकार किया गया है.**

1. **खंड अभिनिर्धारण**

क) **प्राथमिक (व्यवसाय खंड)**

भारतीय रिज़र्व बैंक के तत्कालीन दिशा-निर्देशों के अनुपालन में बैंक ने अब तक (i) बैंकिंग परिचालनों और (ii) राजकोषीय परिचालनों को प्राथमिक खंड के रुप में वर्गीकृत किया था. भारतीय रिज़र्व बैंक ने अपने दिनांक 18 अप्रैल 2007 के परिपत्र सं. बीपी.बीसी.81/21.04.018/2006-07 के जरिये अपने दिशा-निर्देशों को आशोधित किया है, जिनकी अपेक्षानुसार बैंक ने निम्नांकित खंडों का अभिनिर्धारण/पुनर्वर्गीकरण प्राथमिक खंडों के रुप में किया है.

- राजकोष
- कारपोरेट / थोक बैंकिंग
- खुदरा बैंकिंग
- अन्य बैंकिंग व्यवसाय

बैंक की वर्तमान लेखा-निर्धारण और सूचना पद्धति में उपरोक्त खंडों से सम्बद्ध आंकड़ा संग्रहण और निष्कर्षण की पृथक् प्रक्रिया सम्मिलित नहीं है. तथापि, रिपोर्ट करने की वर्तमान संगठनात्मक और प्रबंधकीय संरचना, उनमें सन्निहित जोखिम और प्रतिलाभ के आधार पर वर्तमान मूल - खंडो को निम्नवत पुनर्समूहित किया गया है :

क) **राजकोष** - राजकोष खंड में समस्त विनिधान पोर्टफोलियों और विदेशी विनिमय और डेरीवेटिव्स संविदाएं शामिल हैं. राजकोष खंड का राजस्व मूलत: व्यापार - परिचालनों के शुल्क और इससे होने वाले लाभ / हानि तथा विनिधान पोर्टफोलियों की ब्याज आय पर आधारित है.

ख) **कारपोरेट / थोक बैंकिंग** - कारपोरेट / थोक बैंकिंग खंड के अंतर्गत कारपोरेट लेखा समूह, मध्य कारपोरेट लेखा समूह और तनावग्रस्त आस्ति समूह की ऋण - गतिविधियाँ सम्मिलित हैं. इनके द्वारा कारपोरेट और संस्थागत ग्राहकों को ऋण और लेन-देन सेवाएँ प्रदान की जाती हैं. इनके अंतर्गत विदेश स्थित कार्यालयों के गैर - राजकोष परिचालन भी शामिल हैं.

ग) **खुदरा बैंकिंग** - खुदरा बैंकिंग खंड के अंतर्गत राष्ट्रीय बैंकिंग समूह की शाखाएं आती है. इन शाखाओं के कार्यकलापों में राष्ट्रीय बैंकिंग समूह से सम्बद्ध कारपोरेट ग्राहकों को ऋण उपलब्ध कराने सहित - वैयक्तिक बैंकिंग गतिविधियाँ शामिल हैं. एजेंसी व्यवसाय और एटीएम भी इसी समूह में आते हैं.

घ) **अन्य बैंकिंग व्यवसाय** - जो खंड उपर्युक्त (क) से (ग) के अंतर्गत वर्गीकृत नहीं हुए हैं उन्हें इस प्राथमिक खंड के अंतर्गत वर्गीकृत किया गया है

प्रबंधन का अभिमत है कि उपर्युक्त पुनर्वर्गीकरण, भारतीय रिज़र्व बैंक के संशोधित दिशा-निर्देशों की अपेक्षाओं को पूरा करता है तथा भारतीय सनदी लेखाकार संस्थान द्वारा जारी लेखा मानक - 17 - "खंड सूचना" की अपेक्षाओं के अनुरुप है.

ख) **गौण (भौगोलिक खंड)**

i) देशी परिचलन - भारत में परिचालित शाखाएँ/कार्यालय

ii) विदेशी परिचालन - भारत से बाहर परिचालित शाखाएँ/ कार्यालय तथा भारत में परिचालित समुद्रपारीय बैंकिंग इकाइयाँ

ग) **अंतर-खंडीय अंतरणों का मूल्य-निर्धारण**

खुदरा बैंकिंग संसाधन-संग्रहण की प्राथमिक इकाई है. राजकोषीय एवं कार्पोरेट/थोक बैंकिंग खंड खुदरा बैंकिंग खंड से निधियाँ प्राप्त करता है; बाजार से सम्बद्ध निधि अंतरण मूल्य-निर्धारण (एमआरएफटीपी) 01 अप्रैल 2006 से शुरु किया गया है, जिसके अधीन निधीकरण केन्द्र (फंडिंग सेंटर) नामक एक पृथक् इकाई तैयार की गई है. निधीकरण केन्द्र (फंडिंग सेंटर) उन निधियों को आनुमानिक रुप से खरीदता है, जो व्यवसाय इकाइयों में जमाराशियों या उधारराशियों के रुप में उद्भूत होती हैं और आस्ति तैयार करने में लगी व्यवसाय इकाइयों को इन निधियों का आनुमानिक विक्रय करता है.

घ) **व्यय, आस्तियों और देयताओं का आबंटन**

कारपोरेट केंद्र की संस्थापनाओं में किए गए व्यय जो सीधे कारपोरेट/थोक बैंकिंग एवं खुदरा बैंकिंग परिचालनो अथवा राजकोषीय परिचालन खंड से संबंधित हैं, तदनुसार आबंटित किए गए हैं. सीधे संबंध न रखने वाले व्यय प्रत्येक खंड के कर्मचारियों की संख्या/सीधे संबंध रखने वाले व्यय के अनुपात के आधार पर आबंटित किए गए हैं.

बैंक के पास ऐसी सामान्य आस्तियाँ और देयताएँ हैं जिन्हें किसी खंड के अंतर्गत शामिल नहीं किया जा सकता है अत: इन्हें अनाबंटित श्रेणी में रखा गया है.

Details of Provisions made for various long Term Employees' Benefits during the year;

Sr. No.	Long Term Employees' Benefits	Amount
1	Privilege Leave (Encashment) incl. leave encashment at the time of retirement	88.00
2	Leave Travel and Home Travel Concession (Encashment/Availment)	25.12
3	Sick Leave	18.40
4	Silver Jubilee Award	1.22
5	Resettlement Expenses on Superannuation	3.73
6	Casual Leave	(2.02)
7	Retirement Award	(1.05)
	Total	133.40

d) **Segment Reporting: As compiled by the Management and relied upon by the auditors**

1. **Segment identification**

A) **Primary (Business Segment)**

In compliance with the then prevailing RBI directions, the Bank had hitherto being classifying (i) Banking Operations and (ii) Treasury Operations as the primary segments. The RBI vide their circular no. BP.BC.81/21.04.018/2006-07 dated 18th April 2007, has modified its directions, requiring the Banks to identify / reclassify the following segments as primary segments:

- Treasury
- Corporate / Wholesale Banking
- Retail Banking
- Other Banking Business

The present accounting and information system of the Bank does not support the capturing and extraction of the data in respect of the above segments separately. However, based on the present internal organisational and management reporting structure and the nature of their risk and returns, the existing primary segments have been regrouped as under:

a) **Treasury** - The Treasury Segment includes the entire investment portfolio and trading in foreign exchange contracts and derivative contracts. The revenue of the treasury segment primarily consists of fees and gains or losses from trading operations and interest income on the investment portfolio.

b) **Corporate / Wholesale Banking** - The Corporate / Wholesale Banking segment comprises the lending activities of Corporate Accounts Group, Mid Corporate Accounts Group and Stressed Assets Management Group. These include providing loans and transaction services to corporate and institutional clients and further include non treasury operations of foreign offices.

c) **Retail Banking** - The Retail Banking Segment comprises of branches in National Banking Group, which primarily includes personal Banking activities including lending activities to corporate customers having Banking relations with branches in the National Banking Group. This segment also includes agency business and ATM's

d) **Other Banking Business** – Segments not classified under (a) to (c) above are classified under this primary segment.

The Management is of the opinion that the above reclassification meets the requirements of the revised RBI guidelines and also is in compliance with the requirements of the Accounting Standard–17 – "Segment Reporting" issued by the Institute of Chartered Accountants of India.

B) **Secondary (Geographical Segment)**

i) Domestic Operations - Branches/Offices having operations in India

ii) Foreign Operations - Branches/Offices having operations outside India and Offshore Banking Units having operations in India

C) **Pricing of Inter-segmental transfers**

The Retail Banking segment is the primary resource mobilising unit. The Corporate/Wholesale Banking and Treasury segments are recipient of funds from Retail Banking. Market related Funds Transfer Pricing (MRFTP) is followed under which a separate unit called Funding Centre has been created. The Funding Centre notionally buys funds that the business units raise in the form of deposits or borrowings and notionally sell funds to business units engaged in creating assets.

D) **Allocation of Expenses, Assets and Liabilities**

Expenses incurred at Corporate Centre establishments directly attributable either to Corporate/Wholesale and Retail Banking Operations or to Treasury Operations segment, are allocated accordingly. Expenses not directly attributable are allocated on the basis of the ratio of number of employees in each segment/ratio of directly attributable expenses.

The Bank has certain common assets and liabilities which cannot be attributed to any segment and the same are treated as unallocated.

2) खंड परिणाम / Segment Results

भाग क : प्राथमिक (व्यवसाय खंड)

Part A : Primary (Business segments)

व्यवसाय खंड Business Segments	राजकोष Treasury	कारपोरेट/थोक बैंकिंग Corporate/Wholesale Banking	खुदरा बैंकिंग Retail Banking	अन्य बैंकिंग परिचालन Other Banking Operations	योग Total
राजस्व Revenue #	13982.33	15662.77	27654.45	—	57299.55
परिणाम Result #	1230.76	4961.26	5617.52	—	11809.54
अनाबंटित व्यय Unallocated Income / (Expenses) - net #	—	—	—	—	(1370.64)
परिचालन लाभ Operating Profit #	—	—	—	—	10438.90
कर Tax #	—	—	—	—	(3709.78)
असाधारण लाभ Extraordinary Profit #	—	—	—	—	—
निवल लाभ Net Profit #	—	—	—	—	6729.12
अन्य सूचना : Other Information :					
खंड आस्तियाँ Segment Assets *	192471.76	430917.27	93369.89	—	716758.92
अनाबंटित आस्तियाँ Unallocated Assets *	—	—	—	—	4767.39
कुल आस्तियाँ Total Assets *	192471.76	430917.27	93369.89	—	721526.31
खंड देयताएँ Segment Liabilities *	179609.11	211301.94	307151.05	—	698062 10
अनाबंटित देयताएँ Unallocated Liabilities *	—	—	—	—	23464.21
कुल देयताएँ Total Liabilities *	179609.11	211301.94	307151.05	—	721526.31

भाग ख : द्वितीयक (भौगोलिक खंड)

Part B : Secondary (Geographic Segments)

	देशी Domestic		विदेशी Foreign		योग Total	
	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year
राजस्व Revenue #	51493.43	40198.44	6151.81	3809.15	57645.24	44007.59
आस्तियाँ Assets *	632865.94	513812.16	88660.37	52753.08	721526.31	566565.24

* 31 मार्च 2008 की स्थिति के अनुसार
As at 31st March 2008

\# 31 मार्च 2008 को समाप्त वर्ष के लिए
For the year ended 31st March 2008

भारतीय रिज़र्व बैंक के परिपत्र संख्या BP.BC.81/21.04.018/2006-07 दिनांक 18.04.2007 के अनुसार फारमेट में परिवर्तन किये जाने के कारण पिछले वर्ष के आंकड़े नही दिये गये है.

In view of the revision in the format, previous years figures have not been disclosed in view of RBI circular no. BP.BC.81/21.04.018/2006-07 dt. 18.04.2007.

ङ संबंधित पक्ष प्रकटीकरण : (जैसा कि प्रबंधन द्वारा इनका अभिनिर्धारण किया गया है और लेखापरीक्षकों ने इन्हें स्वीकार किया है.)

1. संबंधित पक्ष

क. अनुषंगियाँ

I. देशी बैंकिंग अनुषंगियाँ

1. स्टेट बैंक ऑफ बीकानेर एंड जयपुर
2. स्टेट बैंक ऑफ हैदराबाद
3. स्टेट बैंक ऑफ इंदौर
4. स्टेट बैंक ऑफ मैसूर
5. स्टेट बैंक ऑफ पटियाला
6. स्टेट बैंक ऑफ सौराष्ट्र
7. स्टेट बैंक ऑफ त्रावणकोर
8. एसबीआइ कॉमर्शियल एंड इंटरनेशनल बैंक लि

II. विदेशी बैंकिंग अनुषंगियाँ

1. एसबीआइ इंटरनेशनल (मॉरीशस) लि.
2. स्टेट बैंक ऑफ इंडिया (कनाडा)
3. स्टेट बैंक ऑफ इंडिया (कैलिफोर्निया)
4. इंडियन ओशन इंटरनेशनल बैंक लि.
5. कॉमर्शियल बैंक ऑफ इंडिया एलएलसी,मास्को (##)
6. पीटी बैंक इंडो मोनेक्स

III. देशी गैर-बैंकिंग अनुषंगियाँ

1. एसबीआइ फैक्टर्स एंड कॉमर्शियल सर्विसेज प्रा. लि.
2. एसबीआइ कैपिटल मार्केट्स लिमिटेड
3. एसबीआइ डीएफएचआइ लिमिटेड
4. एसबीआइ म्यूच्युअल फंड ट्रस्टी कंपनी प्रा. लि.
5. एसबीआइ कैप सिक्यूरिटीज लि.
6. एसबीआइ कैप्स वेंचर्स लि.
7. एसबीआइ कैप ट्रस्टीज कं. लि.
8. एसबीआइ कार्ड्स एंड पेमेंट्स सर्विसेज प्रा. लि. (##)
9. एसबीआइ फंड्स मैनेजमेंट प्रा. लि. (##)
10. एसबीआइ लाइफ इंश्योरेंस कंपनी लि. (##)
11. ग्लोबल ट्रेड फाइनेंस लि.

IV. विदेशी गैर-बैंकिंग अनुषंगियाँ

1. एसबीआइ कैप (यूके) लि.
2. एसबीआइ फंड्स मैनेजमेंट (इंटरनेशनल) लि. (##)

ये कंपनियाँ संयुक्त रूप से नियंत्रित हैं.

ख . संयुक्त रूप से नियंत्रित कंपनियाँ

1. जीई कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेज प्रा. लि.
2. सी-एज टेक्नोलॉजीज लि.

ग. सहयोगी

i. क्षेत्रीय ग्रामीण बैंक

1 आंध्र प्रदेश ग्रामीण विकास बैंक
2 अरुणाचल प्रदेश रुरल बैंक
3 कावेरी कल्पतरु ग्रामीण बैंक
4 छत्तीसगढ़ ग्रामीण बैंक
5 डेक्कन ग्रामीण बैंक
6 इलाकाई देहाती बैंक
7 मेघालय रुरल बैंक (पूर्व का बैंक नानकिनडांग री खासी जैनटिया)
8 कृष्णा ग्रामीण बैंक
9 लंगपी देहांगी रुरल बैंक
10 मध्य भारत ग्रामीण बैंक
11 मालवा ग्रामीण बैंक
12 मारवाड़ गंगानगर बीकानेर बैंक
13 मिजोरम रुरल बैंक
14 नागालैंड रुरल बैंक
15 पर्वतीय ग्रामीण बैंक
16 पूर्वांचल क्षेत्रीय ग्रामीण बैंक
17 समस्तीपुर क्षेत्रीय ग्रामीण बैंक
18 सौराष्ट्र ग्रामीण बैंक
19 उत्कल ग्राम्य बैंक
20 उत्तरांचल ग्रामीण बैंक
21 वनांचल ग्रामीण बैंक
22 विदिशा भोपाल क्षेत्रीय ग्रामीण बैंक

e) **Related Party Disclosures : As identified by the Management and relied upon by the Auditors.**

1. Related Parties

A. SUBSIDIARIES

I. DOMESTIC BANKING SUBSIDIARIES

1. State Bank of Bikaner & Jaipur
2. State Bank of Hyderabad
3. State Bank of Indore
4. State Bank of Mysore
5. State Bank of Patiala
6. State Bank of Saurashtra
7. State Bank of Travancore
8. SBI Commercial and International Bank Ltd.

II. FOREIGN BANKING SUBSIDIARIES

1. SBI International (Mauritius) Ltd.
2. State Bank of India (Canada)
3. State Bank of India (California)
4. Indian Ocean International Bank Ltd.
5. Commercial Bank of India LLC, Moscow (##)
6. PT Bank Indo Monex

III. DOMESTIC NON-BANKING SUBSIDIARIES

1. SBI Factors & Commercial Services Pvt. Ltd.
2. SBI Capital Markets Limited
3. SBI DFHI Limited
4. SBI Mutual Funds Trustee Company Pvt. Ltd.
5. SBI CAP Securities Ltd.
6. SBI CAPS Ventures Ltd.
7. SBI CAP Trustees Co. Ltd.
8. SBI Cards & Payment Services Pvt. Ltd.(##)
9. SBI Funds Management Pvt. Ltd. (##)
10. SBI Life Insurance Company Ltd. (##)
11. Global Trade Finance Ltd.

IV. FOREIGN NON-BANKING SUBSIDIARIES

1. SBICAP (UK) Ltd.
2. SBI Funds Management (International) Ltd.(##)

These entities are jointly controlled.

B. JOINTLY CONTROLLED ENTITIES

1. GE Capital Business Process Management Services Pvt. Ltd
2. C-Edge Technologies Ltd.

C. ASSOCIATES

i. **Regional Rural Banks**

1 Andhra Pradesh Grameena Vikas Bank
2 Arunachal Pradesh Rural Bank
3 Cauvery Kalpatharu Grameena Bank
4 Chhattisgarh Gramin Bank
5 Deccan Grameena Bank
6 Ellaquai Dehati Bank
7 Meghalaya Rural Bank (Formerly knwon as Ka Bank Nongkyndong Ri Khasi Jaintia)
8 Krishna Grameena Bank
9 Langpi Dehangi Rural Bank
10 Madhya Bharat Gramin Bank
11 Malwa Gramin Bank
12 Marwar Ganganagar Bikaner Bank
13 Mizoram Rural Bank
14 Nagaland Rural Bank
15 Parvatiya Gramin Bank
16 Purvanchal Kshetriya Gramin Bank
17 Samastipur Kshetriya Gramin Bank
18 Saurashtra Gramin Bank
19 Utkal Gramya Bank
20 Uttaranchal Gramin Bank
21 Vananchal Gramin Bank
22 Vidisha Bhopal Kshetriya Gramin Bank

ii. **अन्य**

1. एसबीआइ होम फाइनेंस लिमिटेड
2. क्लियरिंग कारपोरेशन ऑफ इंडिया लि.
3. नेपाल एसबीआइ बैंक लि.
4. बैंक ऑफ भूटान
5. यूटीआई एसेट मैनेजमेंट कंपनी प्रा. लि.
6. एस. एस. वेंचर्स सर्विसेज लि.

घ. बैंक के प्रमुख प्रबंधन कार्मिक

1. श्री ओ.पी. भट्ट, अध्यक्ष
2. श्री टी. एस. भट्टाचार्य, प्रबंध निदेशक 31 जनवरी 2008 तक
3. श्री योगेश अग्रवाल, प्रबंध निदेशक 30 जून 2007 तक
4. श्री एस. के. भट्टाचार्य, प्रबंध निदेशक 8 अक्तूबर 2007 से

2 **वर्ष के दौरान जिन पक्षों से लेन-देन किए गए**

लेखा मानक (एएस) 18 के अनुच्छेद 9 के अनुसार "सरकार - नियंत्रित उद्यम" रुप में संबंधित पक्ष के संबंध में कोई प्रकटीकरण अपेक्षित नहीं है. पुन: लेखा मानक 18 के अनुच्छेद 5 के अनुसार प्रमुख प्रबंधन कार्मिक तथा प्रमुख प्रबंधन कार्मिकों के संबंधियों के बारे में बैंकर-ग्राहक संबंध की प्रकृति वाले लेनदेनों का प्रकटीकरण आवश्यक नहीं है. अन्य विवरण निम्नानुसार है. :

1. सी-एज टेकनोलॉजीज लि.
2. जीई कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेज प्रा.लि.
3. बैंक ऑफ भूटान
4. नेपाल एसबीआइ बैंक लि.
5. एसबीआइ होम फाईनेंस लि.
6. एस एस वेंचर्स सर्विसेज लि.
7. श्री ओ.पी.भट्ट,
8. श्री टी.एस. भट्टाचार्य (31.01.2008 तक)
9. श्री योगेश अग्रवाल, (30.06.2007 तक)
10. श्री एस.के. भट्टाचार्य, प्रबंध निदेशक (08.10.2007 से)

ii. **Others**

1. SBI Home Finance Limited
2. Clearing Corporation of India Ltd.
3. Nepal SBI Bank Ltd.
4. Bank of Bhutan
5. UTI Asset Management Company Pvt. Ltd.
6. SS Ventures Services Ltd.

D. Key Management Personnel of the Bank

1. Shri O. P. Bhatt, Chairman
2. Shri T. S. Bhattacharya, Managing Director upto 31st January 2008
3. Shri Yogesh Agarwal, Managing Director upto 30th June 2007
4. Shri S. K. Bhattacharyya, Managing Director from 8th October 2007

2. **Related parties with whom transactions were entered into during the year**

No disclosure is required in respect of related parties which are "State-controlled Enterprises" as per paragraph 9 of Accounting Standard (AS) 18. Further, in terms of paragraph 5 of AS 18, transactions in the nature of Banker-customer relationship are not required to be disclosed in respect of Key Management Personnel and relatives of Key Management Personnel. Other particulars are as under:

1. C-Edge Technologies Ltd.
2. GE Capital Business Process Management Services Pvt. Ltd.
3. Bank of Bhutan
4. Nepal SBI Bank Ltd.
5. SBI Home Finance Ltd.
6. S S Ventures Services Ltd.
7. Shri O. P. Bhatt
8. Shri T. S. Bhattacharya (upto 31.01.08)
9. Shri Yogesh Agarwal, (upto 30.06.2007)
10. Shri S. K. Bhattacharyya (from 08.10.2007)

3. **लेनदेन और शेष राशियाँ**

3. **Transactions and Balances :**

विवरण Particulars	सहयोगी/ संयुक्त उद्यम Associates/ Joint Ventures	प्रमुख प्रबंधन कार्मिक Key Management Personnel	योग Total
जमा-राशियाँ / Deposits #	62.56 (295.37)	- (0.00)	62.56 (295.37)
अन्य देयताएँ Other Liabilities #	0.01 (10.76)	- (0.00)	0.01 (10.76)
विनिधान Investments #	35.45 (35.45)	- (0.00)	35.45 (35.45)
संदत्त ब्याज / Interest paid *	3.16 (6.59)	- (0.00)	3.16 (6.59)
लाभांश के रुप में अर्जित आय Income earned by way of dividend*	2.94 (0.50)	- (0.00)	2.94 (0.50)
अन्य आय Other Income*	0.01 (0.00)	- (0.00)	0.01 (0.00)
अन्य व्यय / Other expenditure*	- (1.66)	- (0.00)	- (1.66)
प्रबंधन संविदाएँ Management contracts *	- (0.65)	0.54 (0.15)	0.54 (0.80)

(कोष्ठकों में दिए गए आंकड़े पिछले वर्ष के हैं)

31 मार्च 2008 की स्थिति के अनुसार

* 31 मार्च 2008 को समाप्त वर्ष के लिए

(Figures in brackets are for Previous Year)

As at 31st March 2008

* For the year ended on 31st March 2008

च) **पट्टे:**

1 अप्रैल 2001 को या उसके पश्चात् वित्तीय पट्टों पर दी गई आस्तियाँ : इन वित्तीय पट्टों का ब्योरा नीचे दिया गया है

विवरण	31मार्च 2008 की स्थिति के अनुसार	31मार्च 2007 की स्थिति के अनुसार
पट्टों में किए गए सकल विनिधान	43.29	164.73
प्राप्य न्यूनतम पट्टा भुगतानों का वर्तमान मूल्य		
1 वर्ष से कम	8.91	8.91
1 से 5 वर्ष तक	9.67	15.04
5 वर्ष और उससे अधिक	—	—
योग	18.58	23.95
अर्जित न की गई वित्तीय आय का वर्तमान मूल्य	3.76	5.00

बैंक ने लिए गए परिचालित पट्टों और मंजूर किए गए परिचालन पट्टों को समेकित नहीं किया है, तदनुसार, इनके संबंध में कोई प्रकटीकरण नहीं किया गया है.

छ) **प्रति शेयर उपार्जन**

बैंक ने लेखा मानक 20, "प्रति शेयर उपार्जन" के अनुसार प्रत्येक इक्विटी शेयर पर मूल और कम किए गए आय की सूचना दी है. वर्ष के दौरान, कर के पश्चात् निवल लाभ को बकाया इक्विटी शेयरों की भारित औसत संख्या से अलग करके प्रति शेयर "मूल आय" की गणना की गई है. वर्ष के दौरान कोई भी कम किए गए मूल्य के संभाव्य इक्विटी शेयर बकाया नहीं हैं.

विवरण	चालू वर्ष	पिछला वर्ष
मूल और कम किए गए		
मूल प्रति शेयर आय की गणना के लिए प्रयुक्त भारित औसत इक्विटी शेयरों की सं.	53,14,45,447	52,62,98,878
जोड़े : इएसपीएस योजना के कारण जारी किए जाने वाले संभावित इक्विटी शेयरों की संख्या	5,09,911	---
कम किए गए प्रति शेयर आय की गणना के लिए प्रयुक्त भारित औसत शेयरों की संख्या	53,19,55,358	---
निवल लाभ	6729.12	4,541.31
प्रति शेयर मूल आय (रु.)	126.62	86.10
कम की गई प्रति शेयर आय (रु.)	126.50	86.10
प्रति शेयर नाममात्र मूल्य (रु.)	10.00	10.00

ज) **आय पर कर का लेखाकरण**

i. वर्ष के दौरान, आस्थगित कर समायोजन के द्वारा लाभ और हानि खाते में रु 219.43 करोड़ (पिछले वर्ष रु.19.83 करोड़) जमा किया गया.

ii. वर्ष के दौरान, प्रतिभूतियों के "देय" आधार पर ब्याज के कर-निर्धारण से सम्बद्ध आस्थगित कर देयता में समायोजन द्वारा रु.125.53 करोड़ का "अग्रिम खाते में प्रदत्त कर" में प्रत्यावर्तन किया गया, इसके पूर्व यह प्रत्यावर्तन विशेषज्ञों की राय के अनुसार "अग्रिम खाते में प्रदत्त कर" में नामे द्वारा किया गया था ।

iii. वर्ष के दौरान रु. 181.06 करोड़ (पिछले वर्ष निरंक) को राजस्व और आरक्षितियों के नामे कर समायोजित किया गया। इसे दीर्घावधि कर्मचारी हितलाभ (पेंशन को छोड़कर) के तहत रु. 532.70 करोड के संक्रमणीय दायित्व पर आस्थगित कर दायित्व के माध्यम से समायोजित किया गया ।

iv. बैंक की बकाया निवल आस्थगित कर आस्ति रु 42.05 करोड़ है (पिछले वर्ष - आस्थगित कर देयता रु.483.68 करोड़ थी), इसे क्रमश: अन्य आस्तियाँ - अन्य और अन्य देयताएँ - अन्य में जोड़ दिया गया है. प्रमुख मदों में आस्थगित कर आस्तियों और देयताओं का अलग-अलग विवरण निम्नवत है :

विवरण	31 मार्च 2008 की स्थिति के अनुसार	31 मार्च 2007 की स्थिति के अनुसार
आस्थगित कर आस्तियाँ		
वेतन संशोधन के लिए प्रावधान	195.44	---
दीर्घावधि कर्मचारी हितलाभ के लिए प्रावधान	181.06	---
एक्जिट विकल्प के लिए प्रदत्त अनुग्रह राशि	145.44	143.38
अन्य	118.88	97.51
योग	640.82	240.89

f) **Leases:**

Assets given on Financial Leases on or after 1st April 2001: The details of finance leases are given below:

Particulars	As at 31-Mar-2008	As at 31-Mar-2007
Gross investment in the leases	43.29	164.73
Present value of minimum lease payments receivable		
Less than 1 year	8.91	8.91
1 to 5 years	9.67	15.04
5 years and above	—	—
Total	18.58	23.95
Present value of unearned finance income	3.76	5.00

The Bank has not compiled the data on the operating leases taken and operating leases granted. Accordingly, no disclosure for the same is made.

g) **Earning per Share**

The Bank reports basic and diluted earnings per equity share in accordance with Accounting Standard 20 - "Earnings per Share". "Basic earnings" per share is computed by dividing net profit after tax by the weighted average number of equity shares outstanding during the year.

Particulars	Current Year	Previous Year
Basic and diluted		
Weighted average no of equity shares used in computing basic earning per share	53,14,45,447	52,62,98,878
Add: Potential number of equity shares that could arise on account of ESPS scheme	5,09,911	—
Weighted average number of shares used in computing diluted earning per share	53,19,55,358	—
Net profit	6,729.12	4,541.31
Basic earnings per share (Rs.)	126.62	86.10
Diluted earnings per share (Rs.)	126.50	86.10
Nominal value per share (Rs.)	10.00	10.00

h) **Accounting for Taxes on Income**

i. During the year, Rs. 219.43 crore [Previous Year Rs. 19.83 crore] has been credited to Profit and Loss Account by way of adjustment of deferred tax.

ii. During the year, Rs 125.53 crore was reversed to "tax paid in advance account" by an adjustment to deferred tax liability in respect of taxation of interest on securities on "due" basis, as the same was earlier created by debit to "tax paid in advance account" based on an expert's opinion.

iii. During the year Rs. 181.06 crore (previous year Nil) has been netted off by debit to Revenue and other Reserve by way of adjustment of deferred tax on Transitional Liability of Rs. 532.70 crore towards long term employee benefits (other than pension)

iv. The Bank has outstanding net deferred tax asset of Rs. 42.05 crore (Previous Year-Deferred tax liability of Rs. 483.68 crore), which has been included in other assets-others and other liabilities- others respectively. The break up of deferred tax assets and liabilities into major items is given below:

Particulars	As at 31-Mar-2008	As at 31-Mar-2007
Deferred Tax Assets		
Provision for wage revision	195.44	—
Provision for long term employees' benefits	181.06	—
Ex-gratia paid under Exit option	145.44	143.38
Others	118.88	97.51
Total	640.82	240.89

विवरण	31 मार्च 2008 की स्थिति के अनुसार	31 मार्च 2007 की स्थिति के अनुसार
आस्थगित कर देयताएँ		
अचल आस्तियों पर मूल्यह्रास	103.00	103.27
प्रतिभूतियों पर ब्याज	495.77	621.30
योग	598.77	724.57
निवल आस्थगित कर आस्तियाँ/(देयताएँ)	42.05	(483.68)

झ. **संयुक्त रूप से नियंत्रित कंपनियों में विनिधान**

संयुक्त रूप से नियंत्रित निम्नलिखित कंपनियों के विनिधानों में रु.15.70 करोड़ रुपए (पिछले वर्ष रु.15.70 करोड़) का बैंक का हिस्सा शामिल है :

क्रम सं.	कंपनी का नाम	राशि	मुख्यालय	धारिता
1	जीई कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेज़ प्रा.लि.	10.80 (10.80)	भारत	40%
2	सी-एज टेक्नोलॉजीज लि.	4.90 (4.90)	भारत	49%

(कोष्ठकों में दिए गए आंकड़े पिछले वर्ष के हैं)

लेखा मानक 27 की अपेक्षा के अनुसार, संयुक्त रूप से नियंत्रित कंपनियों में बैंक के हिस्से से संबंधित आस्तियों, देयताओं, आय और व्यय की कुल राशि निम्नानुसार प्रकट की गई है:

विवरण	31 मार्च 2008 की स्थिति के अनुसार	31 मार्च 2007 की स्थिति के अनुसार
देयताएँ		
पूंजी और आरक्षितियाँ	63.21	52.13
जमाराशियाँ	—	—
उधार-राशियाँ	0.35	0.21
अन्य देयताएँ एवं प्रावधान	27.05	20.60
योग	90.61	72.94
आस्तियाँ		
भारतीय रिज़र्व बैंक में नकद और जमाराशियाँ	0.01	0.01
बैंकों में जमाराशियाँ और माँग तथा अल्प सूचना पर प्राप्य धनराशि	2.04	3.66
विनिधान	2.62	2.47
अग्रिम	—	—
अचल आस्तियाँ	15.03	19.79
अन्य आस्तियाँ	70.91	47.01
योग	90.61	72.94
पूंजी प्रतिबद्धताएँ	निरंक	निरंक
अन्य आकस्मिक देयताएँ	निरंक	निरंक
आय		
अर्जित ब्याज	5.69	0.04
अन्य आय	61.63	65.85
योग	67.32	65.89
व्यय		
व्यय किया गया ब्याज	—	—
परिचालन व्यय	49.81	38.25
प्रावधान एवं आकस्मिक व्यय	6.43	10.07
योग	56.24	48.32
लाभ	11.08	17.57

ञ) **आस्तियों की अपसामान्यता**

बैंक प्रबंधन की दृष्टि में, वर्ष के दौरान, आस्तियों की अपसामान्यता का कोई ऐसा मामला नहीं है जिस पर लेखा मानक 28 - "आस्तियों की अपसामान्यता" लागू हो.

ट) **प्रावधान, आकस्मिक देयताएँ और आकस्मिक आस्तियाँ**

Particulars	As at 31-Mar-2008	As at 31-Mar-2007
Deferred Tax Liabilities		
Depreciation on Fixed Assets	103.00	103.27
Interest on securities	495.77	621.30
Total	598.77	724.57
Net Deferred Tax Assets/(Liabilities)	42.05	(483.68)

i) **Investments in jointly controlled entities**

Investments include Rs. 15.70 crore (Previous Year Rs.15.70 crore) representing Bank's interest in the following jointly controlled entities

Sr. No.	Name of the Company	Amount	Country of Residence	Holding %
1	GE Capital Business Process Management Services Pvt. Ltd.	10.80 (10.80)	India	40%
2	C - Edge Technologies Ltd.	4.90 (4.90)	India	49%

(Figures in brackets relate to previous year)

As required by AS 27, the aggregate amount of the assets, liabilities, income and expenses related to the Bank's interests in jointly controlled entities are disclosed as under:

Particulars	As at 31-Mar-2008	As at 31-Mar-2007
Liabilities		
Capital & Reserves	63.21	52.13
Deposits	—	—
Borrowings	0.35	0.21
Other Liabilities & Provisions	27.05	20.60
Total	90.61	72.94
Assets		
Cash and Balances with RBI	0.01	0.01
Balances with Banks and money at call and short notice	2.04	3.66
Investments	2.62	2.47
Advances	—	—
Fixed Assets	15.03	19.79
Other Assets	70.91	47.01
Total	90.61	72.94
Capital Commitments	Nil	Nil
Other Contingent Liabilities	Nil	Nil
Income		
Interest earned	5.69	0.04
Other income	61.63	65.85
Total	67.32	65.89
Expenditure		
Interest expended	—	—
Operating expenses	49.81	38.25
Provisions & contingencies	6.43	10.07
Total	56.24	48.32
Profit	11.08	17.57

j) **Impairment of Assets**

In the opinion of the Bank's Management, there is no impairment to the assets during the year to which Accounting Standard 28 - "Impairment of Assets" applies.

k) **Provisions, Contingent Liabilities & Contingent Assets**

क) प्रावधानों का अलग-अलग विवरण

विवरण	चालू वर्ष	पिछला वर्ष
कर भुगतान हेतु प्रावधान		
चालू कर	3823.50	3014.61
अनुषंगी लाभ कर	105.00	88.50
आस्थगित कर	(219.43)	(19.83)
अन्य कर	0.70	0.49
विनिधानों पर मूल्यह्रास के लिए प्रावधान	(88.68)	379.23
अलाभकारी आस्तियों पर प्रावधान	2000.94	1429.50
मानक आस्तियों पर प्रावधान	566.97	589.19
अन्य आस्तियों के लिए प्रावधान	189.43	(23.06)
योग	6378.43	5458.63

ख) अस्थायी प्रावधान

विवरण	चालू वर्ष	पिछला वर्ष
अथशेष	निरंक	निरंक
वर्ष के दौरान परिवर्धन	निरंक	निरंक
वर्ष के दौरान आहरण द्वारा कमी	निरंक	निरंक
इति शेष	निरंक	निरंक

ग) आकस्मिक देयताओं और आकस्मिक आस्तियों का विवरण

क्रम सं.	विवरण	संक्षिप्त विवरण
1	बैंक के विरुद्ध ऐसे दावे जो ऋण के रूप में अभिस्वीकृत नहीं हैं.	व्यवसाय की सामान्य प्रक्रिया में बैंक विभिन्न कार्यवाहियों में एक पक्ष है. बैंक को ऐसी उम्मीद नहीं है कि इन कार्यवाहियों के परिणाम का तात्विक प्रतिकूल प्रभाव बैंक की वित्तीय स्थितियों, परिचालन परिणामों या नकदी प्रवाह पर पड़ेगा.
2	बकाया वायदा विनिमय संविदाओं के कारण देयताएँ	बैंक अपने निजी खाते और ग्राहकों की अंतर-बैंक सहभागिता से विदेशी विनिमय संविदा, मुद्रा विकल्प, वायदा दर करार, मुद्रा विनिमय तथा ब्याज दर विनिमय करता है. वायदा विनिमय संविदाओं की प्रतिबद्धता विदेशी मुद्रा को भविष्य में संविदागत दर पर खरीदने या बेचने के लिए है. मुद्रा विनिमयों की प्रतिबद्धताएँ पूर्व निर्धारित दरों के आधार पर एक मुद्रा के विपरीत दूसरी मुद्रा की ब्याज / मूल राशि के रूप में विनिमय नकदी प्रवाह के लिए हैं. ब्याज दर विनिमय की प्रतिबद्धताएँ अचल विनिमय एवं अस्थायी ब्याज दर नकदी प्रवाह के लिए हैं. आनुमानिक राशियाँ, जिन्हें आकस्मिक देयताओं के रूप में दर्ज किया गया है, संविदाओं के ब्याज अंश के परिकलन हेतु न्यूनतम मापदंड के रूप में प्रयुक्त विशिष्ट राशियाँ है.
3	ग्राहकों, बिलों एवं हुंडियों, परांकनों तथा अन्य दायित्वों की ओर से दी गई गारंटियाँ	अपनी वाणिजिक बैंकिंग कार्यवाहियों के एक भाग के रूप में बैंक अपने ग्राहकों की ओर से प्रलेखी ऋण और गारंटी प्रदान करता है. प्रलेखी ऋण से बैंक के ग्राहकों की ऋण अवस्थिति बढ़ती है. गारंटियाँ सामान्यत: बैंक की ओर से अटल आश्वासन होती है कि यदि ग्राहक अपने वित्तीय या निष्पादन दायित्वों को पूर्ण करने में असफल होता है तो बैंक ऐसी स्थिति में उनका भुगतान करेगा.
4	अन्य मदें जिनके लिए बैंक आकस्मिक रूप से जिम्मेदार है.	बैंक विभिन्न कर निर्धारण मामलों, जिनसे सम्बद्ध अपीलें विचाराधीन हैं, का एक पक्ष है. बैंक की ओर से इन पर प्रतिवाद किया जा रहा है और इनके लिए कोई प्रावधान नहीं किया गया है. पुन: बैंक ने व्यवसाय की सामान्य प्रक्रिया में शेयरों का अभिदान करने की प्रतिबद्धता की है.

a) Break-up of Provisions

Particulars	Current Year	Previous Year
Provision for Taxation		
Current Tax	3823.50	3014.61
Fringe Benefit Tax	105.00	88.50
Deferred Tax	(219.43)	(19.83)
Other Tax	0.70	0.49
Provision for Depreciation on Investments	(88.68)	379.23
Provision on Non-Performing Assets	2000.94	1429.50
Provision on Standard Assets	566.97	589.19
Provision for Other Assets	189.43	(23.06)
Total	6378.43	5458.63

b) Floating Provisions

Particulars	Current Year	Previous Year
Opening Balance	Nil	Nil
Addition during the year	Nil	Nil
Draw down during the year	Nil	Nil
Closing Balance	Nil	Nil

c) Description of Contingent Liabilities and Contingent Assets

Sr. No.	Particulars	Brief Description
1	Claims against the Bank not acknowledged as debts	The Bank is a party to various proceedings in the normal course of business. The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank's financial conditions, results of operations or cash flows.
2	Liability on account of outstanding forward exchange contracts	The Bank enters into foreign exchange contracts, currency options, forward rate agreements, currency swaps and interest rate swaps with inter-Bank participants on its own account and for customers. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest/principal in one currency against another, based on predetermined rates. Interest rate swaps are commitments to exchange fixed and floating interest rate cash flows. The notional amounts that are recorded as contingent liabilities, are typically amounts used as a benchmark for the calculation of the interest component of the contracts.
3	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	As a part of its commercial Banking activities, the Bank issues documentary credits and guarantees on behalf of its customers. Documentary credits enhance the credit standing of the customers of the Bank. Guarantees generally represent irrevocable assurances that the Bank will make payment in the event of the customer failing to fulfil its financial or performance obligations.
4	Other items for which the Bank is contingently liable.	The Bank is a party to various taxation matters in respect of which appeals are pending. These are being contested by the Bank and not provided for. Further, the Bank has made commitments to subscribe to shares in the normal course of business.

घ) ऊपर उल्लिखित आकस्मिक देयताएँ यथास्थिति, न्यायालय/पंचाट/ न्यायालय के बाहर समझौता, अपीलों के निपटान, राशि के माँगे जाने, संविदागत बाध्यता, संबंधित पक्षों द्वारा माँग प्रस्ताव के अंतरण और उसे उद्भूत करने के दायित्व पर आधारित हैं.

ङ) **आकस्मिक देयताओं के लिए किए गए प्रावधानों का उतार-चढ़ाव**

विवरण	चालू वर्ष	पिछला वर्ष
अथशेष	71.90	63.38
वर्ष के दौरान परिवर्धन	19.90	12.76
वर्ष के दौरान कमी	14.36	4.24
इति शेष	77.44	71.90

18.10 **विचाराधीन वेतन करार**

सदस्य बैंकों की ओर से भारतीय बैंक संघ द्वारा ऑल इंडिया यूनियन्स ऑफ वर्कमैन के साथ किया गया आठवाँ द्विपक्षीय समझौता 31 अक्टूबर 2007 को कालातीत हो गया. नए समझौते के विचाराधीन कार्यान्वयन की पृष्ठभूमि में, लेखे में रु. 575 करोड़ का प्रावधान किया गया है - जो दिनांक 1 नवम्बर 2007 से प्रभावी होने वाले वेतन - संशोधन के कारण बैंक की अनुमानित देयता से संबंधित है.

18.11 **प्रस्तावित विलय**

दिनांक 25 अगस्त 2007 को हुई केंद्रीय बोर्ड की बैठक द्वारा समायोजन - योजना के अनुमोदन के पश्चात् , बैंक द्वारा पूर्णतः धारित सहायक बैंक - "बैंक ऑफ सौराष्ट्र" का बैंक में विलय होना है. प्रासंगिक योजना का अनुमोदन, भारत सरकार, भारतीय रिज़र्व बैंक तथा अन्य प्राधिकारियों द्वारा किया जाना बाकी है. इन अनुमोदनों के विचाराधीन होने के कारण, उक्त योजना को इन लेखों में कोई स्थान नहीं दिया गया है.

18.12 **एक्ज़िट विकल्प**

बैंक ने अपने कर्मचारियों की पात्रता के अनुरूप एक्ज़िट विकल्प योजना कार्यान्वित की. वर्ष के दौरान, एक्ज़िट विकल्प के अधीन कुल 140.00 करोड़ रुपए (पिछले वर्ष 478.30 करोड़ रुपए) की अनुग्रह अदायगी को लाभ और हानि खाते में प्रभारित किया गया है.

18.13 **अंतर कार्यालय खाता /सरकारी खाता/उचंती खाता**

शाखाओं, नियंत्रक कार्यालयों और कारपोरेट केंद्र के प्रतिष्ठानों के बीच लेन-देन का समायोजन 31 दिसम्बर 2007 तक की अवधि के लिए किया गया है. बकाया प्रविष्टियों के समायोजन / समाप्ति के लिए कदम उठाए जा रहे हैं. इसके अतिरिक्त, विदेशी मुद्रा, स्वर्ण, मुद्रा - लेन-देनों और सरकारी लेन-देनों के समायोजन के लिए प्रयास किए जा रहे है. इन प्रयासों का यदि बैंक के वित्तीय विवरण पर कोई प्रभाव पड़ा है तो उसे ज्ञात नहीं किया जा सका है.

18.14 **पेंशन निधि में अतिरिक्त अंशदान**

भारत सरकार, बैंक की पेंशन निधि नियमावली में यह उल्लिखित है कि बैंक वेतन का 10% पेंशन निधि में अंशदान करेगा। भारत सरकार ने सुझाव दिया है कि बैंक निधि की नियमावली के अनुसार निधि में अंशदान करे। फिर भी, लेखा मानक 15 (संशोधित 2005) के अनुरूप और बीमांकिक मूल्यनों के अनुसार पर्याप्त विवेकपूर्ण प्रावधान करने के लिए बैंक ने वित्तीय वर्ष के दौरान पेंशन निधि में रु. 546 करोड़ (पिछले वर्ष रु. 864 करोड़) का अतिरिक्त अंशदान किया।

18.15 पिछले वर्ष के आंकड़ों का चालू वर्ष के आंकड़ों से मिलान करने की दृष्टि से उन्हें यथावश्यक और यथानिर्धारणवश, पुनर्समूहित एवं पुनर्वर्गीकृत कर दिया गया है. जिन मामलों में भारतीय रिज़र्व बैंक के दिशा-निर्देशों / लेखा मानकों के अनुसार प्रकटीकरण पहली बार किया गया है उनके विगत वर्ष के आंकड़े नहीं दिए गए हैं.

d) The contingent liabilities mentioned above are dependent upon the outcome of Court/ arbitration/out of Court settlements, disposal of appeals, the amount being called up, terms of contractual obligations, devolvement and raising of demand by concerned parties, as the case may be.

e) Movement of provisions against contingent liabilities

Particulars	Current Year	Previous Year
Opening balance	71.90	63.38
Additions during the year	19.90	12.76
Reductions during the year	14.36	4.24
Closing balance	77.44	71.90

18.10 **Pending Wage Agreement**

The Eighth Bipartite Settlement entered into by the Indian Banks' Association on behalf of the member Banks with the All India Unions of Workmen expired on 31st October 2007. Pending the execution of a new agreement a provision of Rs. 575 crore has been made in the accounts for the Bank's estimated liability in respect of wage revision to be effective from 1st November 2007.

18.11 **Proposed Merger**

Pursuant to a Scheme of Amalgamation approved by the Central Board at its meeting held on 25th August 2007, State Bank of Saurashtra, a wholly owned subsidiary of the Bank is to be merged with the Bank. The relevant scheme is yet to be approved by the Government of India, RBI and other authorities. Pending such approvals no effect has been given to the said scheme in these Accounts.

18.12 **Exit Option**

The Bank had implemented an Exit Option Scheme for its eligible employees. The ex-gratia payments under exit option aggregating to Rs. 140.00 crore (previous year Rs. 478.30 crore) have been charged to the Profit & Loss Account during the year.

18.13 **Inter Office Accounts / Government Accounts/ Suspense Accounts**

Inter Office transactions between branches, controlling offices and local head offices and corporate centre establishment have been reconciled upto 31st December 2007. Further, pipeline transitions in respect of foreign exchange, gold, currency transactions and Government transactions are under reconciliation. Steps for adjustment / elimination of outstanding entries are in progress. These balances are subject to reconciliation, the ultimate effect of which is not expected to be material.

18.14 **Additional Contribution to Pension Fund**

The Bank's Pension fund rules state that the bank shall contribute 10% of salary to the Pension Fund. The Government of India, have advised the Bank to contribute to the Pension Fund in accordance to the funds rules. However, in order to comply with the Accounting Standard 15 (Revised 2005), and to make adequate prudential provisions in accordance with the actuarial valuations, the Bank has made an additional contribution of Rs.546 crore (previous year Rs.864 crore) to the Pension Fund during the financial year.

18.15 Previous year's figures have been regrouped and reclassified, wherever necessary and determinable, to make them comparable with current year's figures. In cases where disclosures have been made for the first time in terms of RBI guidelines / Accounting Standards, previous year's figures have not been mentioned.

31 मार्च 2008 को समाप्त वर्ष के लिए नकदी प्रवाह विवरण
CASH FLOW STATEMENT FOR THE PERIOD ENDED 31ST MARCH 2008

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2008 को समाप्त वर्ष Year ended 31.3.2008 (चालू वर्ष current year)		31.3.2007 को समाप्त वर्ष Year ended 31.3.2007 (पिछला वर्ष previous year)	
क परिचालन कार्यकलापों से नकदी प्रवाह A. CASH FLOW FROM OPERATING ACTIVITIES		(8,568,654)		(17,640,724)
ख विनिधान कार्यकलापों से नकदी प्रवाह B. CASH FLOW FROM INVESTING ACTIVITIES		(27,980,117)		(2,965,555)
ग वित्तपोषण कार्यकलापों से नकदी प्रवाह C. CASH FLOW FROM FINANCING ACTIVITIES		193,711,165		94,941,131
नकदी एवं नकदी समतुल्यों में निवल परिवर्तन NET CHANGE IN CASH AND CASH EQUIVALENTS		157,162,394		74,334,852
घ वर्ष के आरंभ में नकदी एवं नकदी समतुल्य D. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		519,686,900		445,600,011
ङ विदेशी विनिमय दर में परिवर्तनों का प्रभाव E. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(2,185,944)		(247,963)
च वर्ष की समाप्ति पर नकदी एवं नकदी समतुल्य F. CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		674,663,350		519,686,900
क परिचालन कार्यकलापों से नकदी प्रवाह **A. CASH FLOW FROM OPERATING ACTIVITIES**				
कर पूर्व निवल लाभ / Net Profit before Taxes	104,389,003		76,250,791	
समायोजन / Adjustment for :				
मूल्यह्रास शुल्क / Depreciation charges	6,799,791		6,023,923	
पट्टाकृत आस्तियों सहित अचल आस्तियों के विक्रय पर लाभ Profit on sale of fixed assets including leased assets	(110,409)		(74,720)	
विनिधानों के विक्रय पर लाभ / Profit on sale of investments	(16,498,391)		(5,677,812)	
विनिधानों के पुर्नमूल्यांकन पर हानि / Loss on revalution of investments	7,035,007		6,407,190	
अलाभकारी आस्तियों के लिए प्रावधान / Provision for NPAs	20,009,363		14,295,031	
मानक आस्तियों पर प्रावधान / Provision on Standard Assets	5,669,669		5,891,898	
विनिधानों पर मूल्यह्रास / Depreciation on Investments	(886,815)		3,877,142	
अन्य आस्तियों पर प्रावधान (अन्य प्रावधान सहित) Provision on other assets (including Other Provision)	2,244,563		(230,556)	
अनुषंगियों / संयुक्त उद्यमों / क्षेत्रीय ग्रामीण बैंकों पर प्रावधान / Provision on Subsidiary/JVs/ RRBs	(350,260)		(84,943)	
अनुषंगियों से प्राप्त लाभांश (विनिधान कार्यकलाप) Dividends from Subsidiaires (Investing Activities)	(1,974,055)		(5,981,203)	
एसबीआइ बांडों पर संदत्त ब्याज (वित्तपोषण कार्यकलाप) Interest paid on SBI Bonds (Financing Activity)	17,114,085		8,474,287	
	143,441,551		109,171,028	
घटाएँ : प्रत्यक्ष कर / Less: Direct Taxes	(42,355,383)		(42,821,253)	
उप योग / SUB TOTAL		101,086,168		66,349,775

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2008 को समाप्त वर्ष Year ended 31.3.2008 (चालू वर्ष current year)		31.3.2007 को समाप्त वर्ष Year ended 31.3.2007 (पिछला वर्ष previous year)
समायोजन / Adjustment for				
जमाराशियों में वृद्धि/(कमी) / Increase/(Decrease) in Deposits		1,018,828,515		554,750,341
उधार - राशियों में वृद्धि/(कमी) / Increase/(Decrease) in Borrowings		120,240,761		90,620,909
विनिधानों में (वृद्धि)/कमी / (Increase)/Decrease in Investments		(374,636,388)		84,874,735
अग्रिमों में (वृद्धि)/कमी / (Increase)/Decrease in Advances		(814,326,390)		(769,650,607)
अन्य देयताओं और प्रावधानों में वृद्धि/(कमी) Increase/(Decrease) in Other Liabilities & Provisions		130,153,951		(32,521,510)
अन्य आस्तियों में (वृद्धि)/कमी / (Increase)/Decrease in Other Assets		(189,915,271)		(12,064,367)
परिचालन कार्यकलापों द्वारा प्रदत्त निवल नकदी **NET CASH PROVIDED BY OPERATING ACTIVITIES**		(8,568,654)		(17,640,724)
ख विनिधान कार्यकलापों से नकदी प्रवाह				
B. CASH FLOW FROM INVESTING ACTIVITIES				
अनुषंगियों / संयुक्त-उद्यमों में विनिधान (वृद्धि) / कमी (Increase) / Decrease in Investments in Sub/ JVs	(17,718,648)		(2,338,227)	
ऐसे विनिधानों पर अर्जित आय Income earned on such Investments	1,974,055		5,981,203	
अचल आस्तियों में (वृद्धि)/कमी (Increase) / Decrease in Fixed Assets	(12,235,524)		(6,608,531)	
विनिधान कार्यकलापों में से निवल नकदी **NET CASH FROM IN INVESTING ACTIVITIES**		(27,980,117)		(2,965,555)
ग वित्तपोषण कार्यकलापों से नकदी प्रवाह				
C. CASH FLOW FROM FINANCING ACTIVITIES				
शेयर पूँजी / Share Capital	1,051,715		—	
शेयर प्रीमियम / Share Premium	165,883,942		—	
गौण ऋणों का निर्गम / Issue of Subordinated Debts	60,235,000		17,388,000	
गौण बांड निर्गम Issue of Subordinated Bonds	9,027,000		94,429,000	
गौण बांड मोचन Redemption of Subordinated Bonds	(16,752,000)		—	
बांडों पर संदत्त ब्याज / Interest Paid on Bonds	(17,114,085)		(8,474,287)	
संदत्त लाभांश कर सहित Dividends paid including tax thereon	(8,620,407)		(8,401,582)	
वित्तपोषण कार्यकलापों द्वारा प्रदत्त निवल नकदी **NET CASH PROVIDED BY FINANCING ACTIVITIES**		193,711,165		94,941,131

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2008 को समाप्त वर्ष Year ended 31.3.2008 (चालू वर्ष current year)		31.3.2007 को समाप्त वर्ष Year ended 31.3.2007 (पिछला वर्ष previous year)
घ वर्ष के आरंभ में नकदी एवं नकदी समतुल्य **D. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR**				
हाथ नकदी (इसमें विदेशी करेंसी नोट तथा स्वर्ण सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	25,301,193		20,802,305	
भारतीय रिज़र्व बैंक में जमाराशियाँ Balances with Reserve Bank of India	265,463,057		195,724,734	
बैंकों में जमाराशियाँ तथा माँग एवं अल्प सूचना पर प्राप्य धनराशि Balances with Banks and Money at Call and Short Notice	228,922,650		229,072,972	
योग / Total		519,686,900		445,600,011
ङ विनिमय उतार-चढ़ाव - नकदी प्रवाह **E. EXCHANGE FLUCTUATION CASH FLOWS**				
गौण बांड पुनर्मूल्यन Revaluation of Sub ordinated Bonds	(1,291,723)		—	
विदेशी मुद्रा विनिमय आरक्षिति Foreign Currency Translation Reserve	(894,221)		(247,963)	
योग / Total		(2,185,944)		(247,963)
च वर्ष की समाप्ति पर नकदी एवं नकदी समतुल्य **F. CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR**				
हाथ नकदी (इसमें विदेशी करेंसी नोट तथा स्वर्ण सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	32,203,111		25,301,193	
भारतीय रिज़र्व बैंक में जमाराशियाँ Balances with Reserve Bank of India	483,143,047		265,463,057	
बैंकों में जमाराशियाँ तथा माँग एवं अल्प सूचना पर प्राप्य धनराशि Balances with Banks and Money at Call and Short Notice	159,317,192		228,922,650	
योग / Total		674,663,350		519,686,900

हस्ताक्षरकर्ता:

अनंत सी. कलिता
अरुण रामनाथन
डॉ. देवा नंद बलोधी
डॉ. (श्रीमती) वसंता भरुचा
प्रो. मो.सलाहुद्दीन अंसारी
श्री सुमन कुमार बेरी
श्रीमती श्यामला गोपीनाथ
निदेशक

एस. के. भट्टाचार्य
प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी

ओम प्रकाश भट्ट
अध्यक्ष

SIGNED BY:

Ananta C. Kalita
Arun Ramanathan
Dr. Deva Nand Balodhi
Dr. (Mrs.) Vasantha Bharucha
Prof. Md. Salahuddin Ansari
Suman Kumar Bery
Smt. Shyamala Gopinath
Directors

S.K. Bhattacharyya
Managing Director and Chief Credit & Risk Officer

O. P. Bhatt
Chairman

कोलकाता
2 मई, 2008

Kolkata
2nd May, 2008

लेखापरीक्षकों की रिपोर्ट

प्रति,

भारत के राष्ट्रपति,

1. भारतीय स्टेट बैंक अधिनियम, 1955 की धारा 41(1) के अंतर्गत नियुक्त हम, भारतीय स्टेट बैंक के अद्योहस्ताक्षरी लेखापरीक्षक बैंक के तुलनपत्र, लाभ और हानि खाते तथा नकदी प्रवाह विवरण के बारे में केंद्र सरकार को एतद्‌द्वारा अपनी रिपोर्ट प्रस्तुत करते हैं.

2. हमने भारतीय स्टेट बैंक के 31 मार्च 2008 के संलग्न तुलनपत्र और उसी तारीख को समाप्त वर्ष के लाभ और हानि खाते तथा नकदी प्रवाह विवरण की लेखापरीक्षा की है. उक्त वित्तीय विवरणों में निम्नलिखित के लेखे शामिल हैं:

   i) केन्द्रीय कार्यालय, चौदह स्थानीय प्रधान कार्यालय, कारपोरेट लेखा समूह (केन्द्रीय), मध्य-कारपोरेट समूह (केन्द्रीय), तनावग्रस्त आस्ति प्रबंधन समूह (केन्द्रीय), और बयालीस शाखाएँ जिनकी लेखापरीक्षा हमने की है;

   ii) 8171 भारतीय शाखाएँ जिनकी लेखापरीक्षा अन्य लेखापरीक्षकों ने की;

   iii) विदेश स्थित 35 शाखाएँ, जिनकी लेखापरीक्षा स्थानीय लेखापरीक्षकों ने की; तथा

   iv) 2306 अन्य भारतीय शाखाएँ जिनकी अलेखापरीक्षित विवरणियाँ शाखा प्रबंधकों द्वारा प्रमाणित की गई हैं. इन अलेखापरीक्षित शाखाओं का हिस्सा अग्रिमों में 0.81%, जमाराशियों में 2.16%, ब्याज आय में 0.53% तथा ब्याज व्यय में 1.35% है.

   ये वित्तीय विवरण बैंक-प्रबंधन की जिम्मेदारी हैं. हमारी जिम्मेदारी अपने लेखापरीक्षा-कार्य के आधार पर इन वित्तीय विवरणों पर अभिमत प्रस्तुत करना है.

3. हमने अपना लेखापरीक्षा-कार्य भारत में सामान्यत: स्वीकृत लेखापरीक्षा मानकों के अनुसार किया है. इन मानकों के अंतर्गत यह अपेक्षा की जाती है कि हम अपनी लेखापरीक्षा की योजना इस प्रकार बनाएं और निष्पादित करें, ताकि हम समुचित रूप से इस बारे में आश्वस्त हो जाएं कि वित्तीय विवरणों में विषयवस्तु सम्बन्धी कोई गलत विवरण नहीं दिए गए हैं. लेखापरीक्षा के अंतर्गत वित्तीय विवरणों में प्रस्तुत राशियों और प्रकटीकरणों के समर्थन में दिए गए साक्ष्य की परीक्षण आधार पर जांच की जाती है. लेखापरीक्षा के अंतर्गत प्रबंधन द्वारा प्रयुक्त लेखा-सिद्धांतों तथा प्रमुख आकलनों का निर्धारण तथा समग्र वित्तीय विवरण की प्रस्तुति का मूल्यांकन भी किया जाता है. हमें विश्वास है कि हमारा लेखापरीक्षा कार्य हमारे अभिमत के लिए एक समुचित आधार प्रदान करता है.

REPORT OF THE AUDITORS

To

The President of India,

1. We, the undersigned Auditors of State Bank of India, appointed under Section 41(1) of the State Bank of India Act, 1955, do hereby report to the Central Government upon the Balance Sheet, Profit & Loss Account and the Cash Flow Statement of the Bank.

2. We have audited the attached Balance Sheet of State Bank of India as at 31st March 2008, the Profit & Loss Account and the Cash Flow Statement of the Bank for the year ended on that date annexed thereto. Incorporated in the said financial statements are the accounts of:

   i) The Central Office, fourteen Local Head Offices, Corporate Accounts Group (Central), Mid-Corporate Group (Central), Stressed Assets Management Group (Central) and forty two branches audited by us;

   ii) 8171 Indian Branches audited by other auditors;

   iii) 35 Foreign Branches audited by the local auditors; and

   iv) 2306 other Indian Branches, the unaudited returns of which are certified by the Branch Managers. These unaudited branches account for 0.81% of advances, 2.16% of deposits, 0.53% of interest income and 1.35% of interest expenses.

   These financial statements are the responsibility of the Bank's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

3. We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

4. तुलनपत्र और लाभ एवं हानि खाता बैंककारी विनियमन अधिनियम, 1949 की तृतीय अनुसूची के क्रमश: "क" और "ख" फार्मों में तैयार किए गए हैं और ये भारतीय स्टेट बैंक अधिनियम, 1955 तथा उसके अंतर्गत बने विनियमों के उपबंधों के अनुसार अपेक्षित जानकारी देते हैं.

5. अपना अभिमत परिवर्तित किए बिना, हम वित्तीय विवरण की अनुसूची 18 की टिप्पणी 18.14 के प्रति ध्यान आकृष्ट करते हैं. वर्ष के दौरान, बैंक ने लेखा मानक 15 (संशोधित) के प्रावधानों के अनुपालन में पेंशन निधि में रु. 546 करोड़ का अतिरिक्त अंशदान किया है, हालांकि यह अंशदान भारत सरकार द्वारा जारी उन दिशा - निर्देशों के अनुकूल नहीं हैं कि ऐसे अंशदान करने से पूर्व भारतीय स्टेट बैंक पेंशन नियमावली, 1955 में संशोधन नहीं किया गया है.

6. हमारी राय में और जहाँ तक हमें जानकारी है तथा हमें दिए गए स्पष्टीकरणों के आधार पर और जैसा कि उपर्युक्त अनुच्छेद 2 के साथ पठित, बैंक की बहियों में दिखाया गया है, हम रिपोर्ट करते हैं कि :

क) (i) प्रमुख लेखा नीतियों के विवरण एवं लेखा-टिप्पणियों के साथ पढ़े जाने पर तुलनपत्र पूर्ण एवं सही है, जिसमें समस्त आवश्यक जानकारी शामिल है तथा उसे इस प्रकार तैयार किया गया है कि वह 31 मार्च 2008 को बैंक के कामकाज का सही और सटीक चित्र दर्शाता है;

(ii) प्रमुख लेखा नीतियों के विवरण एवं लेखा-टिप्पणियों के साथ पढ़े जाने पर लाभ एवं हानि खाता इसी दिनांक को समाप्त वर्ष के लाभ का सही शेष दर्शाता है; तथा

(iii) नकदी प्रवाह विवरण, संदर्भाधीन तिथि को समाप्त वर्ष के नकदी प्रवाह का सही एवं सटीक चित्र प्रस्तुत करता है,

तथा भारत में सामान्यत: स्वीकृत लेखा सिद्धान्तों के अनुरूप है.

(ख) हमने जहाँ भी कोई जानकारी और स्पष्टीकरण माँगा है, हमें वह जानकारी और स्पष्टीकरण दिया गया है और हमने उसे संतोषजनक पाया है;

(ग) हमारी जानकारी में आए बैंक के लेन-देन बैंक के अधिकार-क्षेत्र में ही हैं; तथा

(घ) बैंक के कार्यालयों और शाखाओं से प्राप्त विवरणियाँ हमारी लेखापरीक्षा के उद्देश्य से उचित पाई गई हैं.

4. The Balance Sheet and the Profit & Loss Account have been drawn up in Forms 'A' and 'B' respectively of the Third Schedule to the Banking Regulation Act, 1949 and these give information as required to be given by virtue of the provisions of the State Bank of India Act, 1955, and Regulations there under.

5. Without qualifying our opinion, we draw attention to note 18.14 of schedule 18 to the financial statement. The bank has made additional contribution of Rs. 546 crores during the year towards pension fund to comply with the provisions of AS 15 (revised) which is not in accordance with the directions issued by Government of India, to the extent that no amendments have been made to the SBI Pension Rules, 1955 before making such contribution.

6. In our opinion and to the best of our information and according to the explanations given to us and as shown by the books of the Bank, read with paragraph 2 above, we report that:

(a) (i) the Balance Sheet, read with the Principal Accounting Policies and the Notes to Accounts, is a full and fair Balance Sheet containing all the necessary particulars and is properly drawn up so as to exhibit a true and fair view of the affairs of the Bank as at 31st March 2008;

(ii) the Profit and Loss Account, read with the Principal Accounting Policies and the Notes to Accounts, shows a true balance of Profit for the year ended on that date; and

(iii) the Cash Flow Statement gives a true and fair view of the cash flows for the year ended on that date,

and are in conformity with the Accounting Principles generally accepted in India.

(b) where we have called for any information and explanations, such information and explanations have been given to us and we have found them to be satisfactory;

(c) the transactions of the Bank which have come to our notice have been within the powers of the Bank; and

(d) the returns received from the offices and branches of the Bank have been found adequate for the purpose of our audit.

कृते एम. एम. निसीम एंड कं.
For M. M. Nissim & Co.
सनदी लेखाकार Chartered Accountants

संजय खेमानी Sanjay Khemani
भागीदार Partner, स.सं. M. No. 044577

कृते एस. के. मित्तल एंड कं.
For S. K. Mittal & Co.
सनदी लेखाकार Chartered Accountants

एस. के. मित्तल S. K. Mittal
भागीदार Partner, स.सं. M. No. 008506

कृते लक्ष्मीनिवास एंड जैन
For Laxminiwas & Jain
सनदी लेखाकार Chartered Accountants

लक्ष्मीनिवास शर्मा Laxminiwas Sharma
भागीदार Partner, स.सं. M. No. 014244

कृते खंडेलवाल जैन एंड कं.
For Khandelwal Jain & Co.
सनदी लेखाकार Chartered Accountants

पंकज जैन Pankaj Jain
भागीदार Partner, स.सं. M. No. 048850

कृते विनय कुमार एंड कं.
For Vinay Kumar & Co.
सनदी लेखाकार Chartered Accountants

वी. के. अग्रवाल V. K. Agrawal
भागीदार Partner, स.सं. M. No. 013795

कृते वी. के. जिंदल एंड कं.
For V. K. Jindal & Co.
सनदी लेखाकार Chartered Accountants

वी. के. जिंदल V. K. Jindal
भागीदार Partner, स.सं. M. No. 070666

कृते आर. जी. एन. प्राइस एंड कं.
For R. G. N. Price & Co.
सनदी लेखाकार Chartered Accountants

पी. एम. वीरमणि P M Veeramani
भागीदार Partner, स.सं. M. No. 023933

कृते डी. पी. सेन एंड कं.
For D. P. Sen & Co.
सनदी लेखाकार Chartered Accountants

एस. के. नायक S.K. Nayak
भागीदार Partner, स.सं. M. No. 058711

कृते जैन कपिला एसोसिएटस्
For Jain Kapila Associates
सनदी लेखाकार Chartered Accountants

डी. के. कपिला D K Kapila
भागीदार Partner, स.सं. M. No. 016905

कृते दत्ता सिंगला एंड कं.
For Datta Singla & Co.
सनदी लेखाकार Chartered Accountants

राजीव दत्ता Rajiv Datta
भागीदार Partner, स.सं. M. No. 011546

कृते दत्त सरकार एंड कं.
For Dutta Sarkar & Co.
सनदी लेखाकार Chartered Accountants

जी. सी. मुखर्जी G.C. Mukherjee
भागीदार Partner, स.सं. M. No. 017630

कृते ए. के. साबत एंड कं.
For A. K. Sabat & Co.
सनदी लेखाकार Chartered Accountants

ए. के. साबत A. K. Sabat
भागीदार Partner, स.सं. M. No. 030310

कृते जी. एम. कपाड़िया एंड कं.
For G. M. Kapadia & Co.
सनदी लेखाकार Chartered Accountants

अतुल एच. शाह Atul H Shah
भागीदार Partner, स.सं. M. No. 039569

कृते वर्धमान एंड कं.
For Vardhaman & Co.
सनदी लेखाकार Chartered Accountants

वी भास्करन V. Baskaran
भागीदार Partner, स.सं. M. No. 012202

कोलकाता,
2 मई, 2008

Kolkata
2nd May, 2008

स्टेट बैंक समूह का समेकित वित्तिय विवरण

Consolidated Financial Statements of State Bank Group

भारतीय स्टेट बैंक का 31 मार्च 2008 की स्थिति के अनुसार समेकित तुलनपत्र
STATE BANK OF INDIA (CONSOLIDATED) BALANCE SHEET AS AT 31ST MARCH 2008

(000 को छोड़ दिया गया है)
(000s omitted)

पूंजी और देयताएँ CAPITAL AND LIABILITIES	अनुसूची सं. Schedule No.	31.3.2008 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2008 (Current Year)	31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2007 (Previous Year)
		रु. Rs	रु. Rs
पूंजी Capital	1	631,47,04	526,29,89
आरक्षितियाँ और अधिशेष Reserves & Surplus	2	60604,91,23	42009,35,06
अल्पांश हित Minority Interest	2A	2028,12,09	1689,93,52
जमा राशियाँ Deposits	3	776416,51,88	636272,87,69
उधार Borrowings	4	66023,17,07	48661,83,09
अन्य देयताएँ और उपबंध Other Liabilities and Provisions	5	121565,32,52	86014,11,83
	योग TOTAL	**1027269,51,83**	**815174,41,08**

आस्तियाँ ASSETS	अनुसूची सं. Schedule No.	31.3.2008 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2008 (Current Year)	31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2007 (Previous Year)
		रु. Rs.	रु. Rs.
भारतीय रिज़र्व बैंक में नकदी और अतिशेष Cash and Balances with Reserve Bank of India	6	74817,25,54	45066,10,13
बैंकों में अतिशेष और मांग पर तथा अल्प सूचना पर प्राप्य धन Balances with banks and money at call and short notice ...	7	14211,16,16	27410,76,24
विनिधान Investments	8	273841,72,43	216521,04,86
अग्रिम Advances	9	603221,94,04	487285,96,48
अचल आस्तियाँ Fixed Assets	10	4662,78,97	3999,37,52
अन्य आस्तियाँ Other Assets	11	56514,64,69	34891,15,85
	योग TOTAL	**1027269,51,83**	**815174,41,08**
समाश्रित देयताएँ Contingent Liabilities	12	945770,20,75	611733,49,55
संग्रहण के लिए बिल Bills for Collection		25225,90,75	28337,53,69

अनुसूची 1 — पूंजी
SCHEDULE 1 — CAPITAL

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2008 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2008 (current year)	31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2007 (previous year)
	रु. Rs.	रु. Rs.
प्राधिकृत पूंजी - 10/- रुपए प्रति शेयर वाले 100,00,00,000 शेयर Authorised Capital - 100,00,00,000 shares of Rs.10/- each	1000,00,00	1000,00,00
निर्गमित - 63,15,58,654 (पिछले वर्ष 52,62,98,878) प्रत्येक ईक्विटी शेयर रु. 10/- का Issued - 63,15,58,654 (Previous year 52,62,98,878) Equity Shares of Rs. 10/- each	631,55,87	526,29,89
अभिदत्त और संदत्त पूंजी - 63,14,70,376 शेयर (पिछले वर्ष 52,62,98,878) प्रत्येक शेयर रु. 10/- का [इसमें 4,24,81,772 (31.03.2007 को 4,14,54,618) शेयर सम्मिलित हैं जो 2,12,40,886 (31.03.2007 को 20,727,309) वैश्विक जमा रसीदों के रूप में हैं]. Subscribed and Piad-up Capital-631470376 (previous year 526298878) shares of Rs 10/- each [includes 4,24,81,772 (4,14,54,618 as on 31.03.007) shares represented by 2,12,40,886 (20,727,309 as on 31.03.2007) Global Depository Receipts].	631,47,04	526,29,89
योग / TOTAL	631,47,04	526,29,89

अनुसूची 2 — आरक्षितियाँ और अधिशेष
SCHEDULE 2 — RESERVES & SURPLUS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2008 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2008 (Current Year)		31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2007 (Previous Year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
I. कानूनी आरक्षितियाँ Statutory Reserves				
अथशेष Opening Balance	24708,88,63		20702,60,19	
वर्ष के दौरान परिवर्धन Additions during the year	5573,43,78		4006,28,44	
वर्ष के दौरान कटौतियाँ Deductions during the year	—	30282,32,41	—	24708,88,63
II. पूंजी आरक्षितियाँ Capital Reserves #				
अथशेष Opening Balance	794,94,99		777,72,38	
वर्ष के दौरान परिवर्धन Additions during the year	11,25,68		17,22,61	
वर्ष के दौरान कटौतियाँ Deductions during the year	—	806,20,67	—	794,94,99
III. शेयर प्रीमियम Share Premium				
अथशेष Opening Balance	3510,57,33		3510,57,33	
वर्ष के दौरान परिवर्धन Additions during the year	16617,09,67		—	
वर्ष के दौरान कटौतियाँ Deductions during the year	28,70,25	20098,96,75	—	3510,57,33

समेकन पर 173,29,00 हजार रुपए (पिछले वर्ष 173,29,00 हजार रुपए) पूंजी आरक्षिती शामिल है.
includes Capital Reserve on Consolidation Rs. 173,29,00 thousand (Previous Year Rs. 173,29,00 thousand)

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2008 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2008 (Current Year)		31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2007 (Previous Year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
IV. निवेश उतार-चढ़ाव आरक्षितियाँ Investment Fluctuation Reserve				
अथशेष Opening Balance	—		59,00	
वर्ष के दौरान परिवर्धन Additions during the year	—		—	
वर्ष के दौरान कटौतियाँ Deductions during the year	—	—	59,00	...
V. निवेश आरक्षितियाँ Investment Reserve				
अथशेष Opening Balance	—		—	
वर्ष के दौरान परिवर्धन Additions during the year	62,17,87		—	
वर्ष के दौरान कटौतियाँ Deductions during the year	—	62,17,87	—	...
VI. विनिमय मुद्रा उतार चढाव आरक्षितियाँ Forex Translation Reserve				
अथशेष Opening Balance	317,83,95		356,61,83	
वर्ष के दौरान परिवर्धन Additions during the year	—		—	
वर्ष के दौरान कटौतियाँ Deductions during the year	101,13,57	216,70,38	38,77,88	317,83,95
VII. राजस्व और अन्य आरक्षितियाँ Revenue and Other Reserves				
अथशेष Opening Balance	12558,08,41		10945,92,45	
वर्ष के दौरान परिवर्धन## Additions during the year##	1772,36,55		1621,28,54	
वर्ष के दौरान कटौतियाँ Deductions during the year	5279,66,00	9050,78,96	9,12,58	12558,08,41
VIII. लाभ और हानि खाते में शेष Balance in Profit and Loss Account		87,74,19		119,01,75
योग TOTAL		**60604,91,23**		**42009,35,06**

समेकन समायोजनों को घटाकर
net of consolidation adjustments

अनुसूची 2 क — अल्पांश हित
SCHEDULE 2A — MINORITY INTEREST

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2008 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2008 (Current Year)	31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2007 (Previous Year)
	रु. Rs.	रु. Rs.
शेयर पूंजी Share Capital	687,10,51	447,73,93
आरक्षितियाँ एवं अधिशेष Reserves & Surplus	1341,01,58	1242,19,59
योग TOTAL	**2028,12,09**	**1689,93,52**

अनुसूची 3 — निक्षेप
SCHEDULE 3 — DEPOSITS

(000 को छोड़ दिया गया है)
(000s omitted)

			31.3.2008 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2008 (Current Year)	31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2007 (Previous Year)
			रु. Rs.	रु. Rs.
क. A.	I.	मांग निक्षेप Demand Deposits		
		(i) बैंकों से From Banks	14451,43,01	12408,24,53
		(ii) अन्य से From Others	105165,34,89	86608,54,71
	II.	बचत बैंक निक्षेप Savings Bank Deposits	205393,41,81	172608,45,67
	III.	सावधि निक्षेप Term Deposits		
		(i) बैंकों से From Banks	7098,89,20	5387,07,37
		(ii) अन्यों से From Others	444307,42,97	359260,55,41
		योग TOTAL	776416,51,88	636272,87,69
ख. B.		(i) भारत स्थित शाखाओं के निक्षेप Deposits of Branches in India	748246,84,74	617282,01,72
		(ii) भारत के बाहर स्थित शाखाओं के निक्षेप Deposits of Branches outside India...	28169,67,14	18990,85,97

अनुसूची 4 — उधार
SCHEDULE 4 — BORROWINGS

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2008 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2008 (Current Year)	31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2007 (Previous Year)
		रु. Rs.	रु. Rs.
I.	भारत में उधार Borrowings in India		
	(i) भारतीय रिज़र्व बैंक Reserve Bank of India	2127,00,00	2454,90,00
	(ii) अन्य बैंक Other Banks	10829,61,15	1780,27,46
	(iii) अन्य संस्थाएँ और अभिकरण Other Institutions and Agencies	10077,35,71	8069,09,86
II.	भारत के बाहर से उधार Borrowings outside India	42989,20,21	36357,55,77
	योग TOTAL (I और and II)	66023,17,07	48661,83,09
	ऊपर I और II में सम्मिलित प्रतिभूत उधार Secured Borrowings included in I & II above	4824,41,65	6470,20,15

अनुसूची 5 — अन्य दायित्व और उपबंध
SCHEDULE 5 — OTHER LIABILITIES & PROVISIONS

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2008 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2008 (Current Year)	31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2007 (Previous Year)
		रु. Rs.	रु. Rs.
I.	संदेय बिल Bills payable	24853,42,06	24884,02,65
II.	अंतर-कार्यालय समायोजन (निवल) Inter-Office adjustments (net)	921,17,93	1422,73,08
III.	प्रोद्भूत ब्याज Interest accrued	7458,37,56	6019,85,44
IV.	गौण बांड/ऋण Bonds - Tier I	3694,50,00	1972,40,00
	गौण बांड/ऋण Subordinated Bonds - Upper Tier II	17592,36,79	8756,34,72
	गौण बांड/ऋण Subordinated Bonds - Tier II	10383,00,00	11467,29,70
V.	आस्थगित कर दायित्व Deferred Tax Liabilities	11,98	526,04,58
VI.	अन्य (इसमें उपबंध सम्मिलित हैं) Others (including provisions)	56662,36,20	30965,41,66
	योग TOTAL	**121565,32,52**	**86014,11,83**

अनुसूची 6 — भारतीय रिज़र्व बैंक में नकदी और अतिशेष
SCHEDULE 6 — CASH AND BALANCES WITH RESERVE BANK OF INDIA

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2008 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2008 (Current Year)	31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2007 (Previous Year)
		रु. Rs.	रु. Rs.
I.	हाथ नकदी (इसमें विदेशी करेंसी नोट तथा सोना सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	3791,06,09	3147,25,02
II.	भारतीय रिज़र्व बैंक में अतिशेष Balances with Reserve Bank of India		
	(i) चालू खाते में In Current Account	43612,49,34	41918,85,11
	(ii) अन्य खातों में In Other Accounts	27413,70,11	—
	योग TOTAL	**74817,25,54**	**45066,10,13**

अनुसूची 7 — बैंकों में अतिशेष और मांग पर तथा अल्प सूचना पर प्राप्य धन
SCHEDULE 7 — BALANCES WITH BANKS & MONEY AT CALL & SHORT NOTICE

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2008 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2008 (Current Year)	31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2007 (Previous Year)
	रु. Rs.	रु. Rs.
I. भारत में In India		
(i) बैंकों में अतिशेष Balances with banks		
(क) चालू खाते में (a) In Current Account	974,74,30	941,89,39
(ख) अन्य जमा खातों में (b) In Other Deposit Accounts	2738,21,61	1026,78,07
(ii) मांग पर और अल्प सूचना पर प्राप्य धन Money at call and short notice		
(क) बैंकों में (a) With banks	4075,14,95	7354,27,33
(ख) अन्य संस्थाओं में (b) With Other Institutions	...	567,15,02
योग TOTAL	**7788,10,86**	**9890,09,81**
II. भारत के बाहर Outside India		
(i) चालू खाते में In Current Account	2141,02,42	2540,84,36
(ii) अन्य जमा खातों में In Other Deposit Accounts	930,96,32	3815,38,79
(iii) मांग पर और अल्प सूचना पर प्राप्य धन Money at call and short notice	3351,06,56	11164,43,28
योग TOTAL	**6423,05,30**	**17520,66,43**
कुल योग GRAND TOTAL (I और and II)	**14211,16,16**	**27410,76,24**

अनुसूची 8 — विनिधान
SCHEDULE 8 — INVESTMENTS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2008 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2008 (Current Year)	31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2007 (Previous Year)
	रु. Rs.	रु. Rs.
I. भारत में विनिधान Investments in India in		
(i) सरकारी प्रतिभूतियाँ Government Securities	211357,91,30	178755,65,17
(ii) अन्य अनुमोदित प्रतिभूतियाँ Other Approved Securities	3962,23,98	4386,54,90
(iii) शेयर Shares	9787,29,70	4420,21,70
(iv) डिबेंचर और बांड Debentures and Bonds	21038,67,02	10552,50,06
(v) अनुषंगियाँ/संयुक्त उद्यम Subsidiaries/Joint Ventures	—	—
(vi) सहयोगी Associates	984,53,30	796,16,66
(vii) अन्य (यूनिटें आदि) Others (Units, etc.)	20456,68,15	10937,47,98
योग TOTAL	267587,33,45	209848,56,47
II. भारत के बाहर विनिधान Investments outside India in		
(i) सरकारी प्रतिभूतियों में (इसमें स्थानीय प्राधिकरण सम्मिलित हैं) Government Securities (including local authorities)	1708,96,93	1489,07,52
(ii) विदेश स्थित अनुषंगियाँ/संयुक्त उद्यम Subsidiaries/Joint Ventures abroad	—	—
(iii) सहयोगी Associates	66,35,50	57,29,13
(iv) अन्य (शेयर, डिबेंचर आदि) Other Investments (Shares, Debentures, etc.)	4479,06,55	5126,11,74
योग TOTAL	6254,38,98	6672,48,39
कुल योग GRAND TOTAL (I और and II)	273841,72,43	216521,04,86
III. भारत में विनिधान Investments in India in		
(i) विनिधानों का सकल मूल्य Gross Value of Investments	268950,26,38	212719,15,36
(ii) मूल्यह्रास के लिए कुल प्रावधान Aggregate of Provisions for Depreciation	1362,92,93	2870,58,89
(iii) निवल विनिधान (ऊपर I से) Net Investments (vide I above)	267587,33,45	209848,56,47
IV. भारत के बाहर विनिधान Investments outside India in		
(i) विनिधानों का सकल मूल्य Gross Value of Investments	6297,49,54	6687,72,57
(ii) मूल्यह्रास के लिए कुल प्रावधान Aggregate of Provisions for Depreciation	43,10,56	15,24,18
(iii) निवल विनिधान (ऊपर II से) Net Investments (vide II above)	6254,38,98	6672,48,39
कुल योग GRAND TOTAL (III और and IV)	273841,72,43	216521,04,86

अनुसूची 9 — अग्रिम
SCHEDULE 9 — ADVANCES

(000 को छोड़ दिया गया है)
(000s omitted)

			31.3.2008 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2008 (Current Year)	31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2007 (Previous Year)
			रु. Rs.	रु. Rs.
क. A.	(I)	क्रय किए गए और मितीकाटे पर भुगतान किए गए विनिमय पत्र Bills purchased and discounted	50693,99,66	39207,38,28
	(II)	कैश क्रेडिट, ओवरड्राफ्ट और उधार Cash Credits, Overdrafts and Loans repayable on demand	222346,44,52	181749,60,28
	(III)	सावधि उधार Term loans	330181,49,86	266328,97,92
		योग TOTAL	**603221,94,04**	**487285,96,48**
ख. B.	(I)	मूर्त आस्तियों द्वारा प्रतिभूत Secured by tangible assets	431886,78,01	352703,92,18
	(II)	सरकारी प्रत्याभूतियों द्वारा संरक्षित Covered by Government Guarantees	27008,82,91	27170,16,30
	(III)	अप्रतिभूत Unsecured	144326,33,12	107411,88,00
		योग TOTAL	**603221,94,04**	**487285,96,48**
ग. C.	(I)	भारत में अग्रिम Advances in India		
		(i) प्राथमिकता प्राप्त क्षेत्र Priority Sector	180100,76,59	155065,19,22
		(ii) सार्वजनिक क्षेत्र Public Sector	36479,29,26	37993,64,13
		(iii) बैंक Banks	1217,03,23	3405,79,58
		(iv) अन्य Others	325873,24,78	250357,39,14
		योग TOTAL	**543670,33,86**	**446822,02,07**
	(II)	भारत के बाहर अग्रिम Advances outside India		
		(i) बैंकों से शोध्य Due from banks	2220,08,44	2946,51,03
		(ii) अन्यों से शोध्य Due from others		
		(क) क्रय किए गए और मितीकाटे पर भुगतान किए गए विनिमय पत्र (a) Bills purchased and discounted	15654,28,87	10592,44,11
		(ख) अभिषद उधार (b) Syndicated loans	20564,34,12	12708,55,64
		(ग) अन्य (c) Others	21112,88,75	14216,43,63
		योग TOTAL	**59551,60,18**	**40463,94,41**
		कुल योग GRAND TOTAL (ग C.I और and ग C.II)	**603221,94,04**	**487285,96,48**

अनुसूची 10 — स्थिर आस्तियाँ
SCHEDULE 10 — FIXED ASSETS

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2008 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2008 (Current Year)		31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2007 (Previous Year)	
		रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
I.	क. परिसर **A. Premises**				
	पूर्ववर्ती वर्ष की 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	1919,93,70		1797,08,85	
	वर्ष के दौरान परिवर्धन Additions during the year	100,83,28		126,08,47	
	वर्ष के दौरान कटौतियाँ Deductions during the year	60,76		3,23,62	
	अद्यतन अवक्षयण Depreciation to date	738,88,63	1281,27,59	657,65,19	1262,28,51
I.	ख. निर्माणाधीन परिसर B. Premises under Construction		234,33,61		145,05,23
II.	अन्य स्थिर आस्तियाँ (इसमें फर्नीचर और फिक्सचर सम्मिलित हैं) Other Fixed Assets (including furniture and fixtures)				
	पूर्ववर्ती वर्ष के 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	8054,65,39		7248,68,42	
	वर्ष के दौरान परिवर्धन Additions during the year	1615,02,15		969,44,73	
	वर्ष के दौरान कटौतियाँ Deductions during the year	142,83,50		163,47,76	
	अद्यतन अवक्षयण Depreciation to date	6435,28,19	3091,55,85	5565,07,39	2489,58,00
III.	पट्टाकृत आस्तियाँ Leased Assets				
क. A.	पूर्ववर्ती वर्ष की 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	1300,30,74		1408,29,19	
	वर्ष के दौरान परिवर्धन Additions during the year	—		—	
	वर्ष के दौरान कटौतियाँ Deductions during the year	195,88,95		107,98,45	
	अद्यतन अवक्षयण Depreciation to date	1050,69,08		1127,80,98	
		53,72,71		172,49,76	
	घटाएँ: पट्टा समायोजन और प्रावधान Less: Lease adjustment and provisions	10,34,28	43,38,43	75,00,52	97,49,24
ख. B.	प्रावधानों को घटाकर चल रहे पूंजीगत कार्य (पट्टाकृत आस्तियाँ) Capital works-in-progress (Leased Assets) net of Provisions		12,23,49		4,96,54
	योग TOTAL		**4662,78,97**		**3999,37,52**

अनुसूची 11 — अन्य आस्तियाँ
SCHEDULE 11 — OTHER ASSETS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2008 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2008 (Current Year)	31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2007 (Previous Year)
	रु. Rs.	रु. Rs.
(i) अंतर-बैंक शेषराशियाँ (निवल) Inter Bank adjustments	20,07,29	4,72,55
(ii) अंतर-कार्यालय समायोजन (निवल) Inter-Office adjustments (net)	13192,32,03	1828,96,42
(iii) प्रोद्भूत ब्याज Interest accrued	8937,30,60	7320,07,96
(iv) अग्रिम रूप से संदत्त कर/स्रोत पर काटा गया कर Tax paid in advance/tax deducted at source	4539,37,72	3906,22,68
(v) लेखन-सामग्री और स्टांप Stationery and stamps	123,56,34	106,57,16
(vi) दावों की संतुष्टि में प्राप्त की गई गैर-बैंककारी आस्तियाँ Non-banking assets acquired in satisfaction of claims	6,30,20	7,96,83
(vii) आस्थगित कर आस्ति Deferred tax asset	778,51,28	287,95,64
(viii) आस्थगित राजस्व व्यय Deferred Revenue Expenditure	—	—
(ix) अन्य # Others #	28917,19,23	21428,66,61
योग TOTAL	**56514,64,69**	**34891,15,85**

समेकन पर रु. 404,67,84 पिछले वर्ष रु. 47,34,82 गुडविल शामिल है
Includes Goodwill on Consolidation Rs. 404,67,84 thousand (Previous Year Rs. 47,34,82 thousand)

अनुसूची 12 — समाश्रित दायित्व
SCHEDULE 12 — CONTINGENT LIABILITIES

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2008 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2008 (Current Year)	31.3.2007 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2007 (Previous Year)
	रु. Rs.	रु. Rs.
I. ऋण के रूप में स्वीकार नहीं किए गए बैंक के विरुद्ध दावे Claims against the bank not acknowledged as debts	1193,08,72	4025,49,14
II. अंशत: संदत्त विनिधानों के लिए दायित्व Liability for partly paid investments	3,00,00	3,44,95
III. बकाया वायदा विनिमय संविदाओं की बाबत दायित्व Liability on account of outstanding forward exchange contracts	415574,61,06	258735,54,35
IV. संघटकों की ओर से दी गई प्रत्याभूतियाँ Guarantees given on behalf of constituents		
(क) भारत में (a) In India	46429,29,93	32108,87,20
(ख) भारत के बाहर (b) Outside India	15116,23,35	14602,40,15
V. प्रतिग्रहण, पृष्ठांकन और अन्य बाध्यताएँ Acceptances, endorsements and other obligations	90113,41,98	58612,90,93
VI. अन्य मदें जिनके लिए बैंक समाश्रित रूप से उत्तरदायी हैं Other items for which the bank is contingently liable	377340,55,71	243644,82,83
योग TOTAL	**945770,20,75**	**611733,49,55**

31 मार्च 2008 को समाप्त वर्ष के लिए लाभ एवं हानि खाता
PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH 2008

(000 को छोड़ दिया गया है)
(000s omitted)

	अनुसूची सं. Schedule No.	31.3.2008 को समाप्त वर्ष year ended 31.3.2008	31.3.2007 को समाप्त वर्ष year ended 31.3.2007
		रु. Rs.	रु. Rs.
I. आय INCOME			
अर्जित ब्याज Interest earned	13	71495,81,61	54363,44,24
अन्य आय Other Income	14	18722,99,31	12760,69,96
योग TOTAL		**90218,80,92**	**67124,14,20**
II. व्यय EXPENDITURE			
व्यय किया गया ब्याज Interest expended	15	47944,04,02	32730,06,29
प्रचालन व्यय Operating expenses	16	23943,23,27	20001,78,22
उपबंध और आकस्मिक व्यय Provisions and contingencies		9118,70,24	7772,49,74
योग TOTAL		**81005,97,53**	**60504,34,25**
III. लाभ PROFIT			
वर्ष के लिए निवल लाभ Net Profit for the year		9212,83,39	6619,79,95
घटाएं : अल्पांश हित Less: Minority Interest		252,22,30	255,42,44
समूह लाभ Group Profit		8960,61,09	6364,37,51
जोड़ें : समूह के देय अग्रानीत लाभ Add: Brought forward Profit attributable to the group		119,01,75	386,37,55
सामान्य आरक्षितियों से अंतरण Add: Transfer from General Reserve		9,37	2,88,57
योग TOTAL		**9079,72,21**	**6753,63,63**
विनियोजन APPROPRIATIONS			
कानूनी आरक्षितियों को अंतरण Transfer to Statutory Reserves		5573,43,78	4006,28,44
अन्य आरक्षितियों का अंतरण Transfer to Other Reserves		1829,15,31	1740,56,54
प्रस्तावित लाभांशों को अंतरण Transfer to Proposed Dividend		1357,66,13	736,81,84
लाभांशों पर कारपोरेट कर Corporate Tax on Dividend		231,72,80	150,95,06
अतिशेष जो तुलनपत्र में आगे ले जाया गया है Balance carried over to Balance Sheet		87,74,19	119,01,75
योग TOTAL		**9079,72,21**	**6753,63,63**
प्रति शेअर मूल आय / Basic earnings per share		Rs. 168.61	Rs. 120.66
प्रति शेअर न्यूनीकृत आय / Diluted earnings per share		Rs. 168.45	Rs. 120.66
प्रमुख लेखा नीतियाँ / Principal Accounting Policies ...	17		
लेखा-टिप्पणियाँ / Notes on Accounts	18		

अनुसूची 13 — अर्जित ब्याज
SCHEDULE 13 — INTEREST EARNED

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2008 को समाप्त वर्ष year ended 31.3.2008	31.3.2007 को समाप्त वर्ष year ended 31.3.2007
		रु. Rs.	रु. Rs.
I.	अग्रिमों/विनिमय पत्रों पर ब्याज/मितीकाटा Interest/discount on advances/bills	51920,06,81	36832,81,15
II.	विनिधानों पर आय Income on investments	17406,32,34	15163,70,38
III.	भारतीय रिज़र्व बैंक के अतिशेषों और अन्य अंतर-बैंक निधियों पर ब्याज Interest on balances with Reserve Bank of India and other inter-bank funds	1442,54,78	2132,35,24
IV.	अन्य Others	726,87,68	234,57,47
	योग TOTAL	71495,81,61	54363,44,24

अनुसूची 14 — अन्य आय
SCHEDULE 14 — OTHER INCOME

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2008 को समाप्त वर्ष year ended 31.3.2008	31.3.2007 को समाप्त वर्ष year ended 31.3.2007
		रु. Rs.	रु. Rs.
I.	कमीशन, विनिमय और दलाली Commission, exchange and brokerage	7823,87,01	6662,29,23
II.	विनिधानों के विक्रय पर लाभ/हानि (निवल) Profit/Loss on sale of investments (Net)	2780,60,20	971,11,05
III.	विनिधानों के पुनर्मूल्यांकन पर लाभ/हानि (निवल) Profit/(Loss) on revaluation of investments (Net) #...	(856,75,44)	(640,74,29)
IV.	भूमि, भवनों और अन्य आस्तियों के विक्रय पर लाभ (निवल) Profit on sale of land, buildings and other assets (Net)	10,56,88	7,50,56
V.	पट्टाकृत परिसंपत्तियों के विक्रय पर लाभ (निवल) Profit on sale of leased assets (Net)	13.95	37,15
VI.	विनिमय संव्यवहारों पर लाभ (निवल) Profit on exchange transactions (Net)	951,42,65	543,65,49
VII.	भारत/विदेश स्थित संयुक्त उद्यमों से प्राप्त लाभांश Dividends from Associates in India/abroad	15,62,50	7,89,07
VIII.	पट्टा आय Income from financial Lease	42,55,65	110,41,47
IX.	क्रेडिट कार्ड सदस्यता/सेवा शुल्क Credit card membership/service fees	424,56,77	357,90,80
X.	जीवन बीमा प्रीमियम Life Insurance Premium	5611,20,47	2923,43,88
XI.	सहयोगियों से आय का हिस्सा Share of earnings from associates	195,37,67	188,85,47
XII.	विविध आय Miscellaneous Income	1723,81,00	1628,00,08
	योग TOTAL	18722,99,31	12760,69,96

कोष्टक में दिए गए आंकड़े ऋणात्मक मूल्य दर्शाते है.
Figures in ( ) indicate negative values.

अनुसूची 15 — व्यय किया गया ब्याज
SCHEDULE 15 — INTEREST EXPENDED

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2008 को समाप्त वर्ष year ended 31.3.2008	31.3.2007 को समाप्त वर्ष year ended 31.3.2007
	रु. Rs.	रु. Rs.
I. निक्षेपों पर ब्याज Interest on deposits	41713,23,43	28407,83,36
II. भारतीय रिज़र्व बैंक/अंतर-बैंक उधारों पर ब्याज Interest on Reserve Bank of India/Inter-bank borrowings	3204,42,09	1537,96,30
III. अन्य Others	3026,38,50	2784,26,63
योग TOTAL	**47944,04,02**	**32730,06,29**

अनुसूची 16 — प्रचालन व्यय
SCHEDULE 16 — OPERATING EXPENSES

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2008 को समाप्त वर्ष Year ended 31.3.2008	31.3.2007 को समाप्त वर्ष Year ended 31.3.2007
	रु. Rs.	रु. Rs.
I. कर्मचारियों को भुगतान और उनके लिए प्रावधान Payments to and provisions for employees	10457,50,98	10597,47,38
II. भाटक, कर और रोशनी Rent, taxes and lighting	1408,47,48	1267,67,26
III. मुद्रण और लेखन-सामग्री Printing and stationery	256,50,51	229,31,29
IV. विज्ञापन और प्रचार Advertisement and publicity	358,98,05	244,14,93
V. अवक्षयण Depreciation		
(क) पट्टाकृत आस्तियों पर (a) Leased Assets	40,71,98	95,47,40
(ख) अन्य स्थिर आस्तियों पर (b) Other Fixed Assets	997,61,38	854,59,58
VI. निदेशकों की फीस, भत्ते और व्यय Directors' fees, allowances and expenses	5,03,16	4,08,00
VII. लेखा-परीक्षकों की फीस और व्यय (इसमें शाखा लेखा-परीक्षकों की फीस और व्यय शामिल है) Auditors' fees and expenses (including branch auditors' fees and expenses)	157,76,80	103,92,45
VIII. विधि प्रभार Law charges	81,52,13	75,97,64
IX. डाक महसूल, तार और टेलीफोन आदि Postages, Telegrams, Telephones, etc.	297,99,14	200,70,75
X. मरम्मत और अनुरक्षण Repairs and maintenance	302,25,72	239,72,79
XI. बीमा Insurance	617,15,35	513,73,19
XII. आस्थगित राजस्व व्यय का परिशोधन Amortization of deferred revenue expenditure	—	13,28,03
XIII. क्रेडिट कार्ड प्रचालन से संबंधित परिचालन व्यय Operating Expenses relating to Credit Card operations...	317,04,27	205,45,59
XIV. जीवन बीमा से संबंधित परिचालन व्यय Operating Expenses relating to Life Insurance	5395,92,89	2843,42,74
XV. अन्य व्यय Other expenditure	3248,73,43	2512,79,20
योग TOTAL	**23943,23,27**	**20001,78,22**

अनुसूची 17

प्रमुख लेखाकरण नीतियाँ

क. तैयार करने का आधार:

संलग्न वित्तीय विवरण अवधिगत लागत आधार पर, डेरीवेटिव्स और विदेशी मुद्रा लेन-देनों के लिए यथा आशोधित, जैसा कि नीचे भाग "ग" में वर्णित है, तैयार किए गए हैं. वे भारत में सामान्यत: स्वीकृत लेखा-सिद्धांतों (जीएएपी) के अनुरूप हैं एवं जिनमें सांविधिक प्रावधान, विनियामक प्राधिकारियों के दिशा निर्देश, भारतीय रिज़र्व बैंक, बीमा विनियामक एवं विकास प्राधिकरण, कंपनी अधिनियम 1956, लेखा मानक/भारतीय सनदी लेखाकार संस्थान द्वारा जारी मार्गदर्शी टिप्पणियाँ और भारत में प्रचलित प्रथाएँ शामिल हैं.

प्राक्कलनों का प्रयोग

वित्तीय विवरणों को तैयार करने में प्रबंधन को, वित्तीय विवरणों की तिथि को - आस्तियों और देयताओं, (इसमें आकस्मिक देयताएँ सम्मिलित हैं) की सूचित राशियाँ तथा सूचना अवधि के दौरान सूचित आय एवं व्यय में प्रतिफलित प्राक्कलन और पूर्वानुमान करने की आवश्यकता होती है. प्रबंधन का यह मानना है कि वित्तीय विवरणों को तैयार करने में प्रयुक्त प्राक्कलन विवेकपूर्ण और यथोचित हैं. भावी परिणाम इन प्राक्कलनों से अलग हो सकते हैं. लेखाकरण प्राक्कलनों में किसी संशोधन का वर्तमान और भविष्यगत अवधियों के लिए भविष्यलक्षी प्रभाव से अभिज्ञान किया गया है.

ख. समेकन का आधार:

1.1 समूह **(जिसमें 27 अनुषंगियाँ, 2 संयुक्त उद्यम और 28 सहयोगी शामिल हैं)** के समेकित वित्तीय विवरण निम्नलिखित के आधार पर तैयार किए गए है :

क. भारतीय सटेट बैंक का लेखा परीक्षित खाते (मूल कंपनी)

ख. भारतीय सनदी लेखाकार संस्थान के लेखा मानक 21 के अनुसार अंतः समूह बकाया/लेनदेन, गैर वसूलीकृत लाभ/हानि तथा असमरूप लेखा नीतियों के लिए जहां आवश्यक हुआ है वहां आवश्यक समायोजन करने के उपरांत अनुषंगियों की आस्ति/देयता/आय/व्यय का मूल (मूल कंपनी) की इन्हीं पदों से क्रमशः अक्षरशः समेकन किया गया है।

ग. संयुक्त उद्यमों का समेकन : भारतीय सनदी लेखाकार संस्थान के लेखा मानक-27 के अनुसार "समानुपातिक समेकन" किया गया है।

घ. "सहयोगियों" में किए गए निवेश का लेखाकरण "इक्विटी-पद्धति" के अंतर्गत भारतीय सनदी लेखाकार संस्थान के लेखा मानक 23 के अनुसार किया गया है।

Schedule 17

PRINCIPAL ACCOUNTING POLICIES:

A. Basis of Preparation:

The accompanying financial statements have been prepared under the historical cost convention as modified for derivatives and foreign currency transactions, as enumerated in Part C below. They conform to Generally Accepted Accounting Principles (GAAP) in India, which comprise the statutory provisions, guidelines of regulatory authorities, Reserve Bank of India (RBI), Insurance Regulatory and Development Authority, Companies Act, 1956, Accounting Standards (AS)/guidance notes issued by the Institute of Chartered Accountants of India (ICAI), and the prevalent practices in India.

Use of Estimates

The preparation of financial statements requires the management to make estimates and assumptions considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Future results could differ from these estimates. Any revision to the accounting estimates is recognised prospectively in the current and future periods.

B. Basis of Consolidation:

Consolidated financial statements of the Group **(comprising of 27 subsidiaries, 2 Joint Ventures and 28 Associates)** have been prepared on the basis of:

a) Audited accounts of State Bank of India (Parent).

b) Line by line aggregation of each item of asset/liability/income/expense of the subsidiaries with the respective item of the Parent, and after eliminating all material intra-group balances/transactions, unrealised profit/loss, and making necessary adjustments wherever required for non-uniform accounting policies as per Accounting Standard 21 issued by The Institute of Chartered Accountants of India (ICAI).

c) Consolidation of Joint Ventures – 'Proportionate Consolidation' as per AS 27 of ICAI.

d) Accounting for investment in 'Associates' under the 'Equity Method' as per the AS 23 of ICAI.

अनुषंगी कंपनियों में समूह के निवेश की लागत तथा अनुषंगियों की इक्विटी में समूह के अंश के बीच के अंतर को वित्तीय विवरणों में "गुडविल"/पूंजी आरक्षिती के रूप में दिखाया गया है।

समेकित अनुषंगियों की निवल आस्तियों में अल्पांश हित निम्नवत है:

क. अनुषंगी में निवेश की तिथि को अल्पांश की इक्विटी-राशि

ख. मूल कंपनी और अनुषंगी के संबंधों के शुरू होने की तिथि से आय आरक्षित/हानि (इक्विटी) में अल्पांश-शेयर का उतार-चढ़ाव।

ग. प्रमुख लेखाकरण नीतियाँ

1. राजस्व निर्धारण

1.1 निम्नांकित को छोड़कर आय और व्यय को प्रोद्भवन आधार पर लेखे में लिया गया है. बैंक के विदेश स्थित कार्यालयों के संबंध में आय का अभिज्ञान उस देश के स्थानीय कानून के अनुसार किया गया है जिस देश में वह कार्यालय स्थित है।

1.2 ब्याज आय का लाभ और हानि खाते में प्रोद्भवन आधार पर निर्धारण सिवा (i) अग्रिमों, पट्टों और विनिधानों से समाविष्ट अनर्जक आस्तियों से आय, जिसका निर्धारण भारतीय रिज़र्व बैंक / संबंधित देश के विनियामकों (इसके पश्चात् सामूहिक रूप से विनियामक प्राधिकारी कहलाएंगे) द्वारा निर्धारित विवेकपूर्ण मानदंडों के अनुसार वसूली आधार पर किया जाता है, (ii) विनिधानों की आवेदन-राशि पर ब्याज, (iii) विनिधानों तथा बट्टाकृत बिलों पर अतिदेय ब्याज (iv) रुपया डेरीवेटिव्स पर आय "ट्रेडिंग" के रूप में नामित।

1.3 विनिधानों की बिक्री पर होने वाले लाभ / हानि को "विनिधानों" की बिक्री पर लाभ/हानि खाते में जमा/नामे किया गया है और उसके पश्चात् "परिपक्वता के लिए रखे गए" श्रेणी के विनिधानों की बिक्री पर होने वाले लाभ को (प्रयोज्य करों और सांविधिक आरक्षिति अपेक्षाओं को घटाने के बाद) पूँजी आरक्षिति में विनियोग किया गया है।

1.4 वित्त पट्टों से हुई आय का परिकलन प्राथमिक पट्टा अवधि से अधिक अवधि के पट्टे पर बकाया निवल विनिधान के पट्टे में अन्तर्निहित ब्याज दर का उपयोग करके किया गया है. 01 अप्रैल, 2001 से प्रभावी पट्टों को पट्टे में निवल विनिधान के समान राशि के अग्रिम के रुप में लेखे में लिया गया है. पट्टा किरायों का मूल राशि और वित्त आय में प्रभाजन वित्त पट्टों से सम्बद्ध बकाया निवल प्रावधानों के नियत

The difference between cost to the group of its investment in the subsidiary entities and the group's portion of the equity of the subsidiaries is recognised in the financial statements as goodwill / capital reserve.

Minority interest in the net assets of the consolidated subsidiaries consists of:

a) The amount of equity attributable to the minority at the date on which investment in a subsidiary is made, and

b) The minority share of movements in revenue reserves/loss (equity) since the date the parent-subsidiary relationship came into existence.

C. PRINCIPAL ACCOUNTING POLICIES

1. Revenue recognition

1.1 Income and expenditure are accounted on accrual basis, except otherwise stated below. In respect of banks' foreign branches/subsidiaries, income is recognised as per the local laws of the country in which the respective foreign branch/subsidiary is located.

1.2 Interest income is recognised in the Profit and Loss Account as it accrues except (i) income from non-performing assets (NPAs), comprising of advances, leases and investments, which is recognised upon realisation, as per the prudential norms prescribed by the RBI/ respective country regulators (hereafter collectively referred to as Regulatory Authorities), (ii) interest on application money on investments (iii) overdue interest on investments and bills discounted, (iv) Income on Rupee Derivatives designated as "Trading"

1.3 Profit / Loss on sale of investments is credited / debited to "Profit / Loss on Sale of Investments" and thereafter in respect of profit on sale of investments in the Held to Maturity category is appropriated (net of applicable taxes and statutory reserve requirements) to Capital Reserve.

1.4 Income from finance leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease, over the primary lease period. Leases effective from April 1, 2001 are accounted as advances at an amount equal to the net investment in the lease. The lease rentals

आवधिक प्रतिफल के परावर्ती स्वरुप के आधार पर किया गया है. मूल राशि का उपयोग पट्टे में निवल विनिधान राशि को घटाने के लिए किया गया है और वित्त आय को ब्याज आय के रुप में रिपोर्ट किया गया है।

1.5 "परिपक्कवता के लिए रखे गए" श्रेणी में विनिधान पर आय (ब्याज को छोड़कर) को अंकित मूल्य कीं तुलना में बट्टाकृत मूल्य पर निम्नवत अभिज्ञान में लिया गया है :

i) ब्याज-प्राप्त करने वाली प्रतिभूतियों के संदर्भ, में इसे बिक्री / शोधन के समय अभिज्ञान में लिया गया है.

ii) शून्य-कूपन प्रतिभूतियों पर, इसे प्रतिभूति की शेष अवधि के लिए नियत आय आधार पर लेखे में लिया गया है।

1.6 जहाँ लाभांश प्राप्त करने का अधिकार सिद्ध होता है वहाँ लाभांश को प्रोद्भवन आधार पर लेखे में लिया गया है।

1.7 (i) आस्थगित भुगतान गारंटियों पर गारंटी कमीशन का आकलन गारंटी की पूरी अवधि के लिए किया गया है और (ii) सरकारी व्यवसाय पर कमीशन का निर्धारण प्रोद्भवन आधार पर किया गया है. इन दोनों को छोड़कर अन्य सभी कमीशन और शुल्क - आय का निर्धारण वसूली के बाद किया गया है।

1.8 गैर बैंकिंग इकाइयां

मर्चेंट बैकिंग:

क. ग्राहक के साथ हुए करार के अनुसार इश्यू-प्रबंधन और परामर्श शुल्क को शामिल किया गया है।

ख. सुपुर्द नियत-कार्य के पूरा होने के बाद निजी नियोजन शुल्क को शामिल किया गया है।

ग. पब्लिक इश्यू से संबंधित हमीदारी-कमीशन को पब्लिक इश्यू के आबंटन प्रक्रिया के पूर्ण होने के पश्चात लेखे में लिया गया है।

घ. पब्लिक इश्यू/म्युच्युअल फंड/अन्य प्रतिभूतियों से संबंधित दलाली आय को-ग्राहक/बिचौलियों से संग्रहण/सूचना प्राप्त होने के बाद लेखे में लिया गया है।

आस्ति प्रबंधन:

क. संबंधित योजनाओं से सहमत विशिष्ट दरों पर प्रबंधन शुल्क को अभिज्ञान में लिया गया है। इसे प्रत्येक योजना की निवल आस्ति के

are apportioned between principal and finance income based on a pattern reflecting a constant periodic return on the net investment outstanding in respect of finance leases. The principal amount is utilized for reduction in balance of net investment in lease and finance income is reported as interest income.

1.5 Income (other than interest) on investments in "Held to Maturity" (HTM) category acquired at a discount to the face value, is recognised as follows:

i. On Interest bearing securities, it is recognised only at the time of sale/ redemption.

ii. On zero-coupon securities, it is accounted for over the balance tenor of the security on a constant yield basis.

1.6 Dividend is accounted on an accrual basis where the right to receive the dividend is established.

1.7 All other commission and fee incomes are recognised on their realisation except for (i) Guarantee commission on deferred payment guarantees, which is spread over the period of the guarantee and (ii) Commission on Government Business, which is recognised as it accrues.

1.8 Non-banking entities

Merchant Banking:

a) Issue management and advisory fees are recognised as per the terms of agreement with the client.

b) Fees for private placement are recognised on completion of assignment.

c) Underwriting commission relating to public issues is accounted for on finalisation of allotment of the public issue.

d) Brokerage income relating to public issues/mutual fund/other securities is accounted for based on mobilisation and intimation received from clients/ intermediaries.

Asset Management:

a. Management fee is recognised at specific rates agreed with the relevant schemes,

दैनिक औसत आधार पर लागू किया गया है (इसमें जहां लागू हो अंतर-योजना विनिधान और संबंधित योजनाओं में कम्पनी द्वारा किए गए विनिधानों को नही शामिल किया गया है।) और यह सेबी (एसइबीआई) (म्यच्युल-फंड) विनिमय 1996 द्वारा निर्धारित सीमाओं के अनुरुप है।

ख. संविदा शर्तो के अनुसार, संविभाग सलाहकार सेवाओं से प्राप्त आय को प्रोद्भवन आधार पर लिया गया है।

ग. प्रत्याभूत घाटा-योजनाओं से होने वाली वसूली-जिसे पहले व्यय माना गया था - उसे प्राप्ति के वर्ष में आय के रुप में माना गया है।

घ. योजना - व्ययः अनुमानित दर से अधिक योजना-व्ययों को लाभ और हानि खाते मे प्रभारित किया गया है।

ङ सब्रोगेशन - अधिकार के अंतर्गत कंपनी द्वारा अभिगृहीत योजनाओं के अंतरित निवेश की वसूली प्राप्ति आधार पर लेखे में ली गई है।

क्रेडिट कार्ड परिचालन :

क. सदस्यता ग्रहण शुल्क तथा प्रथम वार्षिक शुल्क को एक वर्ष की अवधि के लिए निर्धारित किया गया है क्योंकि यह ज्यादा सटीक ढंग से उस अवधि को दर्शाती है, जिससे शुल्क संबंधित है,

ख. इंटरचेंज आय को प्रोद्भवन आधार पर अभिज्ञान में लिया गया है।

ग. सभी अन्य सेवा शुल्क संबंधित लेनदेन के समय दर्ज किए जाते हैं।

घ. जिन मामलो में ग्राहक, न्यूनतम बकाया राशि के भुगतान में 180 दिन से भी अधिक अवधि के लिए चूक करते हैं ऐसे मामलों को छोड़कर क्रेडिट कार्ड धारकों की बकाया राशि पर व्याज - आय को प्रोद्भवन आधार पर, विवेकपूर्ण मानदंडों के अनुसार, अभिज्ञान में लिया जाता है।

फैक्टरिंग :

अनर्जक परिसंपत्तियों, जहाँ वसूली होने पर आय को हिसाब में लिया जाता है, के मामले को छोड़कर फैक्टरिंग सेवा शुल्कों को प्रोद्भवन आधार पर हिसाब में लिया जाता है। कंपनी द्वारा फैक्टरींग/वित्तीयन संस्वीकृति के बाद प्रंसस्करण प्रभार प्रोद्भूत होते है।

जीवन बीमाः

क. पॉलिसी धारकों से देय होने पर, जीवन बीमा प्रीमियम (सेवाकर को घटाने के बाद) को आय के रूप में लिया जाता है। कालातीत पॉलिसियों को जब तक पुनःप्रवर्तित न किया जाता, तब तक

applied on the average daily net assets of each scheme (excluding inter-scheme investments, where applicable, and investments made by the company in the respective scheme) and are in conformity with the limits specified under SEBI (Mutual Funds) Regulations, 1996.

b. Portfolio Advisory Service income is recognised on accrual basis as per the terms of the contract.

c. Recovery from guaranteed schemes of deficit earlier recognised as expense is recognised as income in the year of receipt.

d. Scheme Expenses: Expenses of schemes in excess of the stipulated rates are charged to the Profit and Loss Account.

e. Recovery, if any, on realisation of devolved investments of schemes acquired by the company in terms of right of subrogation is accounted on the basis of receipts.

Credit Card Operations:

a. Joining membership fee and first annual fee has been recognised over a period of one year as this more closely reflects the period to which the fee relates to.

b. Interchange income is recognised on accrual basis.

c. All other service fees are recorded at the time of recording the respective transaction.

d. Interest income on dues from credit card holders is recognised on accrual basis except for customers defaulting in payment of minimum amount due for a period exceeding 180 days in respect of which income is recognised in accordance with the prudential norms.

Factoring:

Factoring service charges are accounted on accrual basis except in the case of non-performing assets, where income is accounted on realisation. Processing charges are accrued upon acceptance of sanction of the factoring /financing limits by the Company.

Life Insurance:

a) Life insurance premium (net of service tax) is recognized as income when due from policyholders. Uncollected

ऐसी पॉलिसियों के वसूल न किए गए प्रीमियम को हिसाब में नहीं लिया जाता है। लिंक्ड व्यवसाय के मामले में एसोसिएटेड इकाइयों के आबंटन के समय प्रीमियम आय का निर्धारण किया जाता है।

ख. पुनर्बीमा पर प्राप्त प्रीमियम को पुनर्बीमाकर्ता के साथ हुई संधि अथवा सैद्धांतिक व्यवस्था की शर्तों के अनुसार हिसाब में लिया जाता है।

ग. मृत्यु से संबंधित जीवन बीमा दावों की सूचना प्राप्त होने पर उन्हें हिसाब में लिया जाता है। वर्ष के अतं तक की सूचनाओं पर ऐसे दावों की गणना के लिए विचार किया जाता है। परिपक्वता से संबंधित दावों को पॉलिसी की परिपक्वता तिथि को हिसाब में लिया जाता है। वार्षिक लाभों की गणना उस समय की जाती है, जब वे देय होते हैं। जहाँ प्रयोज्य हो, दावा-व्यय में पॉलिसी लाभ एवं दावा निपटान व्यय शामिल होते हैं। पुनर्बीमाकर्ताओं से वसूल की जाने वाली राशियों को संबंधित दावों की अवधि के लिए हिसाब में लिया जाता है और उन्हें दावों से घटाया जाता है।

घ. कमीशन, चिकित्सा शुल्क जैसी लागतें जो बीमा संविदा शुरु करते समय और उनका नवीनीकरण करते समय मूल अभिग्रहण-लागत होती हैं - इनका भुगतान व्यय के समय ही कर दिया जाता है।

ड़. बीमा पालिसियों के लिए देयता : सभी जीवन बीमा पालिसियों की बीमांकित देयता - इस्टीट्यूट आफ एक्चूअरीज़ आफ इंडिया द्वारा निर्धारित दिशा निर्देशों के अनुसार -नियुक्त किए गए एक्चुअरी द्वारा की जाती है।

2. विनिधान

विनिधानों को वर्तमान विनियामक दिशा-निर्देशों के अनुसार लेखे में लिया गया है। बैंक अपने विनिधानों को लेखे में लेने के लिए व्यवसाय-तिथि पद्धति अपनाता है।

2.1 वर्गीकरण

विनिधानों का 3 श्रेणियों अर्थात् "परिपक्वता के लिए रखे गए", "विक्रय के लिए उपलब्ध" और "व्यवसाय के लिए रखे गए" (इसके पश्चात् इन्हें श्रेणियाँ कहा जाएगा) में वर्गीकृत किया गया है। इन श्रेणियों में प्रत्येक श्रेणी के अन्तर्गत विनिधानों को पुन: निम्नानुसार छह समूहों में वर्गीकृत किया गया है।

i. सरकारी प्रतिभूतियाँ,

ii. अन्य अनुमोदित प्रतिभूतियाँ,

iii. शेयर,

iv. डिबेंचर और बांड,

v. अनुषंगी/संयुक्त उद्यम तथा

vi. अन्य

premium from lapsed policies is not recognised as income until such policies are revived. In respect of linked business, premium income is recognised when the associated units are allotted.

b) Premium ceded on reinsurance is accounted in accordance with the terms of the treaty or in-principle arrangement with the Re-Insurer.

c) Life insurance claims by death are accounted when intimated. Intimations upto the end of the year are considered for accounting of such claims. Claims by maturity are accounted on the policy maturity date. Annuity benefits are accounted when due. Surrenders are accounted as and when notified. Claims cost consist of the policy benefit amounts and claims settlement costs, where applicable. Amounts recoverable from re-insurers are accounted for in the same period as the related claims and are reduced from claims.

d) Acquisition costs such as commission; medical fees etc. are costs that are primarily related to the acquisition of new and renewal insurance contracts and are expensed as and when incurred.

e) Liability for life policies: The actuarial liability of all the life insurance policies has been calculated by the appointed actuary as per the guidelines prescribed by the Institute of Actuaries of India.

2. Investments

Investments are accounted for in accordance with the extant regulatory guidelines. The bank follows trade date method for accounting of its investments.

2.1 Classification

Investments are classified into 3 categories, viz. Held to Maturity, Available for Sale and Held for Trading categories (hereafter called categories). Under each of these categories, investments are further classified into the following six groups:

i. Government Securities,

ii. Other Approved Securities,

iii. Shares,

iv. Debentures and Bonds,

v. Subsidiaries/Joint ventures and

vi. Others.

2.2 वर्गीकरण का आधार :

i. उन विनिधानों को "परिपक्वता के लिए रखे गए" श्रेणी के अन्तर्गत वर्गीकृत किया गया है, जिन्हें बैंक द्वारा परिपक्वता तक रखा जाता है।

ii. उन विनिधानों को "व्यवसाय के लिए रखे गए" श्रेणी के अन्तर्गत वर्गीकृत किया गया है, जिन्हें क्रय तिथि से 90 दिनों के भीतर सिद्धांततः पुनर्विक्रय हेतु रखा जाता है।

iii. जिन विनिधानों को उपर्युक्त दो श्रेणियों में वर्गीकृत नहीं किया गया है, उन्हें "विक्रय के लिए उपलब्ध" श्रेणी के रुप में वर्गीकृत किया गया है।

iv. किसी विनिधान को इसके क्रय के समय "परिपक्वता के लिए रखे गए", "विक्रय के लिए उपलब्ध" या "व्यवसाय के लिए रखे गए" श्रेणियों में वर्गीकृत किया गया है और उसके पश्चात् श्रेणियों में परस्पर परिवर्तन विनियामक दिशा-निर्देशों के अनुरुप किया गया हैं।

2.3 मूल्यन :

i. किसी विनिधान की अभिग्रहण-लागत का निर्धारण करने में :

(क) अभिदानों पर प्राप्त दलाली/कमीशन को लागत में से घटा दिया गया है।

(ख) विनिधानों के अभिग्रहण के संबंध में प्रदत्त दलाली, कमीशन आदि का उसी समय व्यय कर दिया गया है और इन्हें लागत में शामिल नहीं किया गया है।

(ग) ऋण लिखतों पर खंडित अवधि के लिए प्रदत्त/प्राप्त ब्याज को ब्याज व्यय/आय के रुप में माना गया है और इन्हें लागत / विक्रय के प्रतिफलन में शामिल नहीं किया गया है।

(घ) लागत का निर्धारण भारित औसत लागत प्रणाली के अनुसार किया गया है।

(ड) उपरोक्त तीन श्रेणियों में प्रतिभूति के अंतरण को अंतरण की तिथि पर न्यूनतम अभिग्रहण लागत/बही मूल्य/बाजार मूल्य के अनुसार लेखे में लिया गया है, और ऐसे अंतरण पर हुए मूल्यह्रास, यदि हो तो, का प्रावधान किया गया है।

ii. राजस्व बिलों और वाणिज्यिक पत्रों का मूल्यन अग्रानीत व्यय आधार पर किया गया है।

iii. **"परिपक्वता के लिए रखे गए" श्रेणी :** "परिपक्वता के लिए रखे गए" प्रत्येक स्क्रिप को अभिग्रहण लागत पर लिया गया है और यदि उसे अंकित मूल्य पर अभिगृहीत किया गया है तो उसे परिशोधित लागत पर लिया गया है. किसी अभिग्रहीत प्रीमियम को नियत आय आधार पर

2.2 Basis of classification:

i. Investments that the Bank intends to hold till maturity are classified as Held to Maturity.

ii. Investments that are held principally for resale within 90 days from the date of purchase are classified as Held for Trading.

iii. Investments, which are not classified in the above two categories, are classified as Available for Sale.

iv. An investment is classified as Held to Maturity, Available for Sale or Held for Trading at the time of its purchase and subsequent shifting amongst categories is done in conformity with regulatory guidelines.

2.3 Valuation:

i. In determining the acquisition cost of an investment:

(a) Brokerage/commission received on subscriptions is reduced from the cost.

(b) Brokerage, commission etc. paid in connection with acquisition of investments are expensed upfront and excluded from cost.

(c) Broken period interest paid / received on debt instruments is treated as interest expense/income and is excluded from cost/sale consideration.

(d) Cost is determined on the weighted average cost method.

(e) The transfer of a security amongst the above three categories is accounted for at the least of acquisition cost/book value/market value on the date of transfer, and the depreciation, if any, on such transfer is fully provided for.

ii. Treasury Bills and Commercial Papers are valued at **carrying cost**.

iii. **Held to Maturity category:** Each scrip under Held to Maturity category is carried at its acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium on acquisition is amortised over the

प्रतिभूति की बची हुई परिपक्वता अवधि में परिशोधित किया गया है। ऐसे प्रीमियम के परिशोधन को "विनिधानों पर ब्याज" शीर्ष के अन्तर्गत आय के सापेक्ष समायोजित किया गया है। अस्थायी के अतिरिक्त ह्रास के लिए प्रावधान किया गया है। क्षेत्रीय ग्रामीण बैंकों को छोड़कर अनुषंगियों, संयुक्त उद्यमों और सहयोगियों (देश और विदेश दोनों में ही) में विनिधान को अवधिगत लागत आधार पर मूल्यांकित किया गया है। क्षेत्रीय ग्रामीण बैंकों में विनिधान को अग्रानीत लागत (अर्थात् बही मूल्य) पर मूल्यांकित किया गया है।

iv. **विक्रय के लिए उपलब्ध तथा व्यवसाय के लिए रखे गए श्रेणियाँ :** उपरोक्त दोनों श्रेणियों के प्रत्येक स्क्रिप का पुनर्मूल्यन विनियामक दिशा-निर्देशों के अनुसार निर्धारित बाजार मूल्य या उचित मूल्य के अनुसार किया गया है और प्रत्येक श्रेणी से सम्बद्ध प्रत्येक समूह के निवल मूल्यह्रास का प्रावधान किया गया है और निवल मूल्यवृद्धि को लेखे में नहीं लिया गया है। मूल्यह्रास का प्रावधान होने पर प्रत्येक प्रतिभूति का बही मूल्य बाजार के बही - मूल्य के अनुसार अंकन के पश्चात् अपरिवर्तित रहा है।

v. आस्ति पुनर्निर्माण कंपनी द्वारा जारी प्रतिभूति रसीदों का मूल्यन गैर-सांविधिक चलनिधि अनुपात (नॉन-एसएलआर) लिखतो पर लागू दिशा-निर्देशों के अनुसार किया गया है। तदनुसार, जिन मामलों में आस्ति पुनर्निर्माण कंपनी द्वारा जारी प्रतिभूति रसीदों का परिशोधन तत्सम्बद्ध योजना के लिखतों के लिए आबंटित वित्तीय आस्तियों की वास्तविक वसूली के अनुसार किया गया है, उन मामलों में निवल आस्ति मूल्य, आस्ति पुनर्निर्माण कंपनी से प्राप्त, की गणना ऐसे विनिधानों के मूल्यन के लिए की गई है।

vi. देशी कार्यालयों के संबंध में भारतीय रिज़र्व बैंक के तथा विदेश स्थित कार्यालयों के संबंध में उस देश के विनियामकों के दिशा-निर्देशों के आधार पर विनिधानों को अर्जक और अनर्जक श्रेणियों में विभाजित किया गया है। देशी कार्यालयों के विनिधान निम्नलिखित स्थितियों में अनर्जक हो जाते हैं :

क. ब्याज/किस्त (परिपक्वता राशि सहित) देय है और 90 दिनों से अधिक अवधि के लिए बकाया हैं।

ख. इक्विटी शेयरों के संबंध में, जहाँ अद्यतन तुलनपत्र की अनुपलब्धता के कारण शेयरों को रु. 1/- प्रति कंपनी मूल्य प्रदान किया गया है - ऐसे इक्विटी शेयरों को अनर्जक विनिधान माना जाएगा।

ग. यदि जारीकर्ता द्वारा ली गई कोई ऋण-सुविधा बैंक - बही में अनर्जक आस्ति हो गई है - ऐसी स्थिति

remaining maturity period of the security on constant yield basis. Such amortisation of premium is adjusted against income under the head "interest on investments". A provision is made for diminution, other than temporary. Investments in Regional Rural Banks (RRBs) are valued at equity cost determined in accordance with Accounting Standard 23.

iv. **Available for Sale and Held for Trading categories:** Each scrip in the above two categories is revalued at the market price or fair value determined as per Regulatory guidelines, and only the net depreciation of each group for each category is provided for and net appreciation, is ignored. On provision for depreciation, the book value of the individual securities remains unchanged after marking to market.

v. Security receipts issued by an asset reconstruction company (ARC) are valued in accordance with the guidelines applicable to non-SLR instruments. Accordingly, in cases where the security receipts issued by the ARC are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Net Asset Value, obtained from the ARC, is reckoned for valuation of such investments.

vi. Investments are classified as performing and non-performing, based on the guidelines issued by the RBI in case of domestic offices and respective regulators in case of foreign branches/ subsidiaries. Investments of domestic offices become non performing where:

a) Interest/instalment (including maturity proceeds) is due and remains unpaid for more than 90 days.

b) In the case of equity shares, in the event the investment in the shares of any company is valued at Re. 1 per company on account of the non availability of the latest balance sheet, those equity shares would be reckoned as NPI.

c) If any credit facility availed by the issuer is NPA in the books of the

में उसी जारीकर्ता द्वारा जारी किसी भी प्रतिभूति में विनिधान को और जारीकर्ता द्वारा विनिधान को अनर्जक विनिधान माना जाएगा।

घ. उपर्युक्त, आवश्यक परिवर्तनों के साथ उन प्रिफरेन्स शेयरों पर भी लागू होगा जहाँ निर्धारित लाभांश का भुगतान नहीं किया गया है।

ङ ऐसे डिबेंचरों / बांडों में विनिधान जो अग्रिम की प्रकृति के हैं उन पर अनर्जक विनिधान के वही मानदंड लगेंगे जो विनिधानों पर लागू होते हैं।

च. विदेश स्थित कार्यालयों के अनर्जक विनिधानों के संबंध में प्रावधान-स्थानीय विनियामकों अथवा भारतीय रिज़र्व बैंक के मानदंडों में जो अधिक था उसके अनुसार किया गया है।

vii. रिपो तथा प्रत्यावर्तित रिपो लेन-देन (भारतीय रिज़र्व बैंक के साथ चलनिधि समायोजन सुविधा (एलएएफ) के अधीन लेनदेन के अलावा) को लेखे में लेने के लिए बैंक ने भारतीय रिज़र्व बैंक द्वारा निर्धारित ''समान लेखा प्रक्रिया'' को अपनाया है. तदनुसार, रिपो/प्रत्यावर्तित रिपो के अधीन विक्रय/क्रय की गई प्रतिभूतियों को एकमुश्त विक्रय / क्रय माना गया है और उन्हें रिपो/ प्रत्यावर्तित रिपो खातों के लेखे में लिया गया है तथा इन प्रविष्टियों का परिपक्वता तिथि को प्रत्यावर्तन किया गया है। लागत एवं राजस्व को यथास्थिति ब्याज व्यय/ आय के रूप में लेखे में लिया गया है। रिपो/प्रत्यावर्तित रिपो खाते की शेष राशि का समायोजन विनिधान खाते की शेष राशि के सापेक्ष किया गया है।

viii. भारतीय रिज़र्व बैंक के साथ चलनिधि समायोजन सुविधा (एलएएफ) के अधीन क्रय / बिक्री की गई प्रतिभूतियों को विनिधान खाते में नामे/जमा किया गया है और उनको लेनदेन की परिपक्वता की तिथि पर प्रत्यावर्तित किया गया है। उन पर व्यय / अर्जित ब्याज को व्यय/राजस्व के रूप में लेखे में लिया गया है।

3 ऋण/अग्रिम और उन पर प्रावधान:

3.1 ऋणों और अग्रिमों का वर्गीकरण भारतीय रिज़र्व बैंक द्वारा जारी दिशा - निर्देशों के आधार पर अर्जक और अनर्जक ऋणों और अग्रिमों के रूप में किया गया है। ऋण आस्तियाँ उन मामलों में अनर्जक बन गई हैं, जहाँ:

i. सावधि ऋण के संबंध में, ब्याज और/अथवा मूलधन की किस्त 90 दिनों से अधिक अवधि के लिए अतिदेय रहती है;

bank, investment in any of the securities issued by the same issuer would also be treated as NPI and vice versa.

d) The above would apply mutatis-mutandis to preference shares where the fixed dividend is not paid.

e) The investments in debentures/ bonds, which are deemed to be in the nature of advance, are also subjected to NPI norms as applicable to investments.

f) In respect of foreign branches/ subsidiaries, provisions for non performing investments are made as per the local regulations or as per the norms of RBI, whichever is higher.

vii. The Bank has adopted the Uniform Accounting Procedure prescribed by the RBI for accounting of Repo and Reverse Repo transactions [other than transactions under the Liquidity Adjustment Facility (LAF) with the RBI]. Accordingly, the securities sold/ purchased under Repo/Reverse repo are treated as outright sales/purchases and accounted for in the Repo/Reverse Repo Accounts, and the entries are reversed on the date of maturity. Costs and revenues are accounted as interest expenditure/income, as the case may be. Balance in Repo/Reverse Repo Account is adjusted against the balance in the Investment Account.

viii. Securities purchased / sold under LAF with RBI are debited / credited to Investment Account and reversed on maturity of the transaction. Interest expended / earned thereon is accounted for as expenditure / revenue.

3. Loans /Advances and Provisions thereon:

3.1 Loans and Advances are classified as performing and non-performing, based on the guidelines issued by the RBI. Loan assets become non-performing where:

i. In respect of term loan, interest and/or instalment of principal remains overdue for a period of more than 90 days;

ii. ओवरड्राफ्ट या नकद-ऋण अग्रिम के संबंध में खाता "असंगत" ("आउट ऑफ आर्डर") रहता है, अर्थात् यदि बकाया शेषराशि निरन्तर 90 दिनों की अवधि के लिए संस्वीकृत सीमा /आहरण प्राधिकार से अधिक हो जाती है, या कोई भी राशि तुलनपत्र की तिथि को निरन्तर 90 दिनों के लिए जमा नहीं है अथवा ये जमाराशियाँ उसी अवधि के दौरान देय ब्याज का भुगतान करने के लिए अपर्याप्त हैं;

iii. क्रय किए गए/बट्टाकृत बिलों के संबंध में, बिल 90 दिनों की अवधि से अधिक अतिदेय रहते हैं;

iv. अल्पावधि फसलों के लिए कृषि अग्रिमों के संबंध में, जहाँ मूलधन की किस्त या ब्याज 02 फसल-ऋतुओं के लिए अतिदेय रहते हैं;

v. दीर्घावधि फसलों के लिए कृषि अग्रिमों के संबंध में, जहाँ मूलधन या ब्याज एक फसल -ऋतु के लिए अतिदेय रहते हैं।

3.2 अनर्जक अग्रिमों को भारतीय रिज़र्व बैंक द्वारा निर्धारित निम्नलिखित मानदंडों के आधार पर अव-मानक, संदिग्ध और हानिप्रद आस्तियों में वर्गीकृत किया गया है:

i. अव-मानक : कोई ऋण आस्ति, जो 12 महीनों या उससे कम अवधि के लिए अनर्जक रह गई है।

ii. संदिग्ध : कोई ऋण आस्ति, जो 12 महीनों की अवधि के लिए अव-मानक वर्ग में रह गई है।

iii. हानिप्रद : कोई ऋण आस्ति, जिसमें हानि का अभिज्ञान हो गया है किन्तु उस राशि को पूर्णतया बट्टे खाते में नहीं डाला गया है।

3.3 अनर्जक आस्तियों के लिए प्रावधान विनियामक प्राधिकारियों द्वारा निर्धारित वर्तमान दिशा-निर्देशों के अनुसार किए गए हैं और ये भारतीय रिज़र्व बैंक द्वारा निर्धारित निम्नलिखित न्यूनतम प्रावधान मानदंड के अधीन किए गए हैं:

अव-मानक आस्तियाँ :

i. 10% का सामान्य प्रावधान

ii. ऋण जोखिमों, जो प्रारंभ से ही अप्रतिभूत हैं, के लिए 10% का अतिरिक्त प्रावधान (जहाँ प्रतिभूति का वसूली - मूल्य प्रारंभ से ही 10% से अधिक नहीं है)

संदिग्ध आस्तियाँ :

प्रतिभूत भाग :

i. एक वर्ष तक	20%
ii. एक से तीन वर्ष तक	30%
iii. तीन वर्ष से अधिक	100%
अप्रतिभूत भाग	100%
हानिप्रद आस्तियाँ :	100%

ii. In respect of an Overdraft or Cash Credit advance, the account remains "out of order", i.e. if the outstanding balance exceeds the sanctioned limit/ drawing power continuously for a period of 90 days, or if there are no credits continuously for 90 days as on the date of balance-sheet, or if the credits are not adequate to cover the interest due during the same period;

iii. In respect of bills purchased/discounted, the bill remains overdue for a period of more than 90 days;

iv. In respect of agricultural advances for short duration crops, where the instalment of principal or interest remains overdue for 2 crop seasons;

v. In respect of agricultural advances for long duration crops, where the principal or interest remains overdue for one crop season.

3.2 Non-Performing advances are classified into sub-standard, doubtful and loss assets, based on the following criteria stipulated by RBI:

i. Sub-standard: A loan asset that has remained non-performing for a period less than or equal to 12 months.

ii. Doubtful: A loan asset that has remained in the sub-standard category for a period of 12 months.

iii. Loss: A loan asset where loss has been identified but the amount has not been fully written off.

3.3 Provisions are made for NPAs as per the extant guidelines prescribed by the regulatory authorities, subject to minimum provisions as prescribed below by the RBI:

Substandard Assets:

i. A general provision of 10%

ii. Additional provision of 10% for exposures which are unsecured ab-initio (where realisable value of security is not more than 10 percent ab-initio)

Doubtful Assets:

Secured portion:

i. Upto one year	20%
ii. One to three years	30%
iii. More than three years	100%
Unsecured portion	100%
Loss Assets:	100%

3.4 विदेश स्थित कार्यालयों के अनर्जक अग्रिमों के संबंध में प्रावधान -स्थानीय विनियामकों अथवा भारतीय रिज़र्व बैंक के मानदंडों में जो अधिक था उसके अनुसार किया गया है।

3.5 अनर्जक आस्तियों के विक्रय को भारतीय रिज़र्व बैंक द्वारा निर्धारित दिशा - निर्देशों के अनुसार लेखे में किया गया है, जिसमें किसी घाटे (जहाँ विक्रय मूल्य निवल बही मूल्य से कम है) के लिए प्रावधान किया जाना आवश्यक है, जबकि अधिशेष को (जहाँ विक्रय मूल्य निवल बही मूल्य से ज्यादा है) को शामिल नहीं किया गया है। निवल बही मूल्य रखे गए विशिष्ट प्रावधान तथा भारतीय निर्यात ऋण गारंटी निगम (इसीजीसी) के प्राप्त दावों से घटाने पर बकाया है।

3.6 अग्रिमों में से विशिष्ट ऋण पर किए गए हानिप्रद प्रावधानों, अप्राप्त ब्याज, भारतीय निर्यात ऋण गारंटी निगम (इसीजीसी) के प्राप्त दावों और बट्टाकृत बिलों को घटा दिया गया है।

3.7 पुनर्संरचनागत / पुन: निर्धारित आस्तियों के लिए प्रावधान भारतीय रिज़र्व बैंक द्वारा जारी दिशा -निर्देशों के अनुसार किए गए हैं, जिसके अनुरूप मूल - ऋण करार के अनुसार भविष्यगत बकाया ब्याज के वर्तमान मूल्य की पुनर्संरचित पैकेज के अंतर्गत सम्भावित ब्याज - आय से तुलना करने के बाद उक्त राशि की अनर्जक आस्तियों के लिए किए गए प्रावधान के अतिरिक्त प्रावधान किया जाएगा. उत्सर्जित ब्याज के प्रावधान को अग्रिम से घटाया नहीं गया है और इसे तुलनपत्र के "अन्य देयताएँ - अन्य" शीर्ष के अंतर्गत शामिल किया गया है।

3.8 अनर्जक आस्तियों के रूप में वर्गीकृत ऋण खातों के मामले में, विनियामकों द्वारा निर्धारित दिशा-निर्देशों के अनुरूप होने पर ही किसी खाते को अर्जक खाते के रूप में पुनर्वर्गीकृत किया जा सकता है।

3.9 पूर्ववर्ती वर्षों में बट्टे खाते में डाले गए ऋणों के सापेक्ष वसूली गई राशि का निर्धारण राजस्व के रुप में किया गया है.

3.10 पिछले वर्ष अग्रिमों के संदर्भ में रेखांकित किए गए ऐसे गैर-वसूलीकृत ब्याज जो चालू वर्ष के दौरान अनर्जक हो गए हैं, उनके लिए प्रावधान किया गया है।

3.11 अनर्जक आस्तियों पर विशिष्ट प्रावधान के अतिरिक्त, भारतीय रिज़र्व बैंक द्वारा निर्धारित वर्तमान दिशा-निर्देशों के अनुसार मानक आस्तियों के लिए सामान्य प्रावधान भी किए गए हैं। निवल अनर्जक आस्तियों की स्थिति की जानकारी के लिए मानक आस्तियों पर प्रावधानों को गणना मे शामिल नहीं किया गया है. ये प्रावधान तुलनपत्र की अनुसूची 5 के "अन्य देयताएँ और प्रावधान - अन्य" शीर्ष के अन्तर्गत प्रदर्शित हैं।

4. देशवार ऋण-जोखिम के लिए प्रावधान:

आस्ति वर्गीकरण की स्थिति के अनुरूप किए गए विशिष्ट प्रावधान के अतिरिक्त पृथक् देशवार ऋण जोखिम (निजी देश के अलावा) के लिए प्रावधान किए गए हैं. इन देशों का वर्गीकरण सात जोखिम यथा

3.4 In respect of foreign branches/subsidiaries, provisions for non performing advances are made as per the local regulations or as per the norms of RBI, whichever is higher.

3.5 The sale of NPAs is accounted as per guidelines prescribed by the RBI, which requires provisions to be made for any deficit (where sale price is lower than the net book value), while surplus (where sale price is higher than the net book value) is ignored. Net book value is outstanding as reduced by specific provisions held and ECGC claims received.

3.6 Advances are net of specific loan loss provisions, unrealised interest, ECGC claims received and bills rediscounted.

3.7 For restructured/rescheduled assets, provisions are made in accordance with the guidelines issued by RBI, which requires that the present value of future interest due as per the original loan agreement, compared with the present value of the interest expected to be earned under the restructuring package, be provided in addition to provision for NPAs. The provision for interest sacrifice is not reduced from advances and is included in the balance sheet under the head "Other Liabilities-Others".

3.8 In the case of loan accounts classified as NPAs, an account may be reclassified as a performing account if it conforms to the guidelines prescribed by the regulators.

3.9 Amounts recovered against debts written off in earlier years are recognised as revenue.

3.10 Unrealised Interest recognised in the previous year on advances which have become non-performing during the current year, is provided for.

3.11 In addition to the specific provision on NPAs, general provisions are also made for standard assets as per the extant guidelines prescribed by the RBI. The provisions on standard assets are not reckoned for arriving at net NPAs. These provisions are reflected in Schedule 5 of the balance sheet under the head "Other Liabilities & Provisions – Others."

4. Provision for Country Exposure:

In addition to the specific provisions held according to the asset classification status, provisions are held for individual country exposures (other than the home country).

नगण्य, कम, सामान्य, अधिक, अत्यधिक, प्रतिबंधित एवं ऋण में शामिल न होने वाले वर्गों में किया गया है, तथा यह प्रावधान भारतीय रिज़र्व बैंक के वर्तमान दिशा - निर्देशों के अनुसार किया गया है. यदि प्रत्येक देश से संबंधित बैंक का देशवार ऋण जोखिम (निवल) कुल निधिक आस्तियों के 1% से अधिक नहीं है तो ऐसे देशवार ऋण जोखिम पर कोई प्रावधान नहीं किया गया है.

5. **डेरीवेटिव्स :**

5.1 बैंक फिलहाल ब्याज दर डेरीवेटिव्स अर्थात् रुपया ब्याज दर विनिमय, मुद्रा विनिमय, परस्पर मुद्रा ब्याज दर विनिमय, वायदा दर करार और मुद्रा डेरीवेटिव्स अर्थात् विकल्प और मुद्रा वायदा तथा इस प्रकार के मूल लिखतों की विभिन्न संमिश्र श्रेणियों में कार्य करता है. इनका उपयोग बैंक व्यापार और अथवा अपने ग्राहकों की ओर से सौदा करने तथा तुलनपत्र की / तुलनपत्र के इतर आस्तियों और देयताओं की प्रतिरक्षा के लिए - विनियामकों द्वारा निर्धारित "प्रतिरक्षा - प्रभावोत्पादकता" के तहत लेन-देन करता है.

5.2 भारतीय रिज़र्व बैंक के दिशा - निर्देशों के अनुसार, डेरीवेटिव्स का मूल्यांकन निम्नवत किया जाता है :

क. व्यापार के लिए प्रयुक्त डेरीवेटिव्स को बाजार के बही मूल्य के अनुसार अंकित किया गया है और निवल मूल्यवृद्धि / मूल्यह्रास को लाभ और हानि खाते में शामिल किया गया है.

ख. प्रतिरक्षा के लिए प्रयुक्त डेरीवेटिव्स निम्नवत हैं :

i. जहाँ अन्तर्निहित आस्ति /देयताओं को बाजार के बही मूल्य के अनुसार चिन्हित किया गया है - वहाँ बाजार के बही मूल्य के अनुसार इनके परिणामी लाभ/हानि का अभिज्ञान लाभ और हानि खाते में किया गया है.

ii. जहाँ अन्तर्निहित आस्ति/देयताओं को बाजार के बही मूल्य के अनुसार चिन्हित नहीं किया गया है वहाँ इन्हें प्रोद्भवन आधार पर लेखे में लिया गया है.

डेरीवेटिव के प्रत्येक प्रकार की बाजार के बही मूल्य की निवल बकाया स्थिति को आस्ति अथवा देयता में, जो भी स्थिति हो, दर्शाया गया है.

5.3 विदेशी मुद्रा ओटीसी ऑप्शन के मामले में बिक्री किए गए ऑप्शन पर प्राप्त प्रीमियम और क्रय ऑप्शन पर भुगतान किए गए प्रीमियम का अभिज्ञान आय / व्यय के रूप में किया जाता है.

6. **अचल आस्तियाँ और मूल्यह्रास:**

6.1 अचल आस्तियों का संचित मूल्यह्रास से कम लागत पर अंकन किया गया है.

Countries are categorised into seven risk categories, namely, insignificant, low, moderate, high, very high, restricted and off-credit, and provisioning made as per extant RBI guidelines. If the country exposure (net) of the bank in respect of each country does not exceed 1% of the total funded assets, no provision is maintained on such country exposures.

5. **Derivatives:**

5.1 The Bank presently deals in Interest Rate Derivatives viz., Rupee Interest Rate Swaps, Cross Currency Interest Rate Swaps, Forward Rate Agreements and Currency Derivatives viz., Options and Currency Forwards and a mix of these generic instruments for trading and /or to cover deals done on behalf of customers and also to hedge on-balance sheet / off-balance sheet assets and liabilities that meet the criteria of 'hedge-effectiveness' as laid down by regulators.

5.2 Based on RBI guidelines, Derivatives are valued as under:

a. Derivatives used for trading are marked to market and net appreciation / depreciation is recognised in the Profit and Loss Account.

b. Derivatives used for hedging are:

i. Marked to Market in cases where the underlying Asset / Liabilities are marked to market. The resultant gain / loss are recognised in Profit and Loss Account.

ii. Accounted on accrual basis in cases where the underlying Assets / Liabilities are not marked to market.

The net outstanding marked to market position of each type of derivative shown either under Asset or Liability, as the case may be.

5.3 In case of forex OTC options the premium received on options sold and premium paid on options bought are recognised as income/ expenditure.

6. **Fixed Assets and Depreciation:**

6.1 Fixed assets are carried at cost less accumulated depreciation.

6.2 लागत में क्रय लागत तथा समस्त व्यय, जैसे कि स्थान की तैयारी, संस्थापन लागत और आस्ति पर उसका उपयोग करने से पूर्व वहन की गई फीस शामिल हैं. उपयोग की गई आस्तियों पर वहन किए गए अनुवर्ती व्यय को केवल तभी पूंजीकृत किया गया है, जब ये व्यय इन आस्तियों से होने वाले भावी लाभ को/इन आस्तियों की व्यावहारिक क्षमता को बढ़ाते है.

6.3 आयकर नियम 1962 के अंतर्गत निर्धारित दरों की ऱ्हासित मूल्य पद्धति पर प्रबंधन द्वारा उचित समझे गए मूल्यऱ्हास का प्रावधान किया गया है. इस देशी परिचालन के संबंध में मूल्यऱ्हास की दरें और मूल्यऱ्हास प्रभारित करने की पद्धति का विवरण निम्नानुसार है :

क्रम सं.	अचल आस्तियों का विवरण	मूल्यऱ्हास प्रभारित करने की पद्धति	मूल्यऱ्हास/ परिशोधन दर
1	कंप्यूटर	सीधी कटौती प्रणाली	33.33% प्रति वर्ष
2	हार्डवेयर के अभिन्न अंग के रुप में शामिल कंप्यूटर सॉफ्टवेयर	ऱ्हासित मूल्य पद्धति	60%
3	हार्डवेयर के अभिन्न अंग के रुप में न शामिल कंप्यूटर सॉफ्टवेयर	सीधी कटौती प्रणाली	अभिग्रहण वर्ष में 100%
4	31 मार्च 2001 तक वित्तीय पट्टे पर दी गई आस्तियाँ	सीधी कटौती प्रणाली	कंपनी अधिनियम 1956 के अधीन निर्धारित दर पर
5	अन्य अचल आस्तियाँ	ऱ्हासित मूल्य पद्धति	आयकर नियम 1962 के अधीन निर्धारित दर पर

6.4 वर्ष के दौरान देशी परिचालनों से प्राप्त आस्तियों के संबंध में मूल्यऱ्हास 182 दिनों तक प्रयुक्त आस्तियों पर अर्द्धवर्ष के लिए तथा 182 दिनों से अधिक प्रयुक्त आस्तियों पर पूरे वर्ष के लिए प्रभारित किया गया है, जबकि कंप्यूटरों और साफ्टवेयर पर मूल्यऱ्हास - इस आस्ति का उपयोग करने की अवधि से निरपेक्ष पूरे वर्ष के लिए प्रभारित किया गया है.

6.5 ऐसी मदें जिनमें से प्रत्येक का मूल्य रु.1000/- से कम हो उन्हें क्रय वर्ष में ही बट्टे खाते में डाल दिया गया है.

6.6 पट्टाकृत परिसरों से सम्बद्ध पट्टा प्रीमियम, यदि हो तो, को पट्टा अवधि पर परिशोधित किया गया है और पट्टा किराया को उसी वर्ष प्रभारित किया गया है.

6.7 बैंक द्वारा 31 मार्च 2001, को या उससे पूर्व पट्टे पर दी गई आस्तियों के संबंध में पट्टे पर दी गई आस्तियों के मूल्य को पट्टाकृत आस्तियों के रूप में अचल आस्तियों के अंतर्गत दर्शाया गया है

6.2 Cost includes cost of purchase and all expenditure such as site preparation, installation costs and professional fees incurred on the asset before it is put to use. Subsequent expenditure incurred on assets put to use is capitalised only when it increases the future benefits from such assets or their functioning capability.

6.3 Depreciation is provided on the written down value method at the rates prescribed under the Income Tax Rules 1962, which are considered appropriate by the management. The rates of depreciation and method of charging depreciation in respect of domestic operations are as under:

Sr. No.	Description of fixed assets	Method of charging depreciation	Depreciation/ amortisation rate
1	Computers	Straight Line Method	33.33% every year
2	Computer software forming an integral part of hardware	Written Down Value Method	60%
3	Computer Software which does not form an integral part of hardware	Straight Line Method	100%, in the year of acquisition
4	Assets given on financial lease upto 31st March 2001	Straight Line Method	At the rate prescribed under Companies Act 1956
5	Other fixed assets	Written down value method	At the rate prescribed under Income-tax Rules 1962

6.4 In respect of assets acquired for domestic operations during the year, depreciation is charged for half an year in respect of assets used for upto 182 days and for the full year in respect of assets used for more than 182 days, except depreciation on computers and software, which is charged for the full year irrespective of the period for which the asset was put to use.

6.5 Items costing less than Rs. 1,000 each are charged off in the year of purchase.

6.6 In respect of leasehold premises, the lease premium, if any, is amortised over the period of lease and the lease rent is charged in the respective year.

6.7 In respect of assets given on lease by the Bank on or before 31st March 2001, the value of the assets given on lease is disclosed as Leased Assets under fixed assets, and the

और वार्षिक पट्टा शुल्क (पूंजी-वसूली) एवं मूल्यह्रास के अंतर को पट्टा समानीकरण लेखे में लिया गया है.

6.8 विदेश स्थित कार्यालयों में धारित अचल आस्तियों पर मूल्यह्रास का प्रावधान संबंधित देशों के स्थानीय विनियमों/मानदंडों के अनुसार किया गया है.

7. **पट्टे:**

7.1 बैंक द्वारा 01 अप्रैल 2001 को या उसके पश्चात् वित्तीय पट्टे पर दी गई आस्तियाँ लेखा मानक 19 के अनुसार लेखे में ली गई हैं. ये आस्तियाँ अन्य आस्तियों के अन्तर्गत शामिल की गई हैं.

7.2 आस्ति वर्गीकरण और अग्रिमों के लिए लागू प्रावधानीकरण मानदंडों का उपरोक्त अनुच्छेद 3 में दिए गए दिशा-निर्देशों के अनुसार इन वित्तीय पट्टों में प्रयोग किया गया है.

8. **आस्तियों की अपसामान्यता:**

जब कभी घटनाएँ अथवा स्थितियों में परिवर्तन यह संकेत देते हैं कि किसी आस्ति की अग्रानीत राशि की वसूली संदिग्ध है तो ऐसी स्थिति में अचल आस्तियों की अपसामान्यता हेतु समीक्षा की जाती है. धारित और प्रयोग की जाने वाली आस्ति की वसूली हो पाएगी या नहीं इसे मापने के लिए आस्ति के अग्रानीत मूल्य की तुलना आस्ति द्वारा अपेक्षित भविष्यगत निवल बट्टाकृत नकदी प्रवाह से तुलना करके ज्ञात की जाती है. यदि ऐसी आस्तियों को अपसामान्यता के योग्य पाया जाता है तो अपसामान्यता का माप-अभिज्ञान उस अधिक राशि के आधार पर किया जाता है जो आस्ति के अग्रानीत मूल्य और उसके उचित मूल्य के बीच का अंतर है.

9. **विदेशी मुद्रा विनिमय दर में उतार-चढ़ाव का प्रभाव :**

9.1 विदेशी मुद्रा लेन-देन:

i. विदेशी मुद्रा लेन-देन को लेन-देन की तिथि को सूचित मुद्रा एवं विदेशी मुद्रा के बीच विनिमय दर की विदेशी मुद्रा राशि के प्रयोग द्वारा सूचित मुद्रा में प्रारंभिक निर्धारण पर दर्ज किया गया है.

ii. विदेशी मुद्रा मौद्रिक मदों की सूचना भारतीय विदेशी मुद्रा व्यापारी संघ (फेडई) की अंतिम तत्काल दरों के प्रयोग से की गई है.

iii. विदेशी मुद्रा गैर मौद्रिक मदों, जो अवधिगत लागत के आधार पर ली गई हैं, की सूचना लेन-देन की तिथि को प्रचलित मुद्रा विनिमय दर के प्रयोग से की गई है.

iv. विदेशी मुद्रा में मूल्यांकित आकस्मिक देयताओं की सूचना फेडई की अंतिम तत्काल दर के प्रयोग से की गई है.

v. व्यवसाय के लिए रखी गई बकाया तत्काल विदेशी मुद्रा विनिमय तथा वायदा संविदाओं को इनकी निर्धारित

difference between the annual lease charge (capital recovery) and the depreciation is taken to Lease Equalisation Account.

6.8 In respect of fixed assets held at foreign branches/subsidiaries, depreciation is provided as per the regulations /norms of the respective countries.

7. **Leases:**

7.1 Assets given on financial lease by the Bank on or after 1st April 2001 are accounted as per Accounting Standard 19. Such assets are included under Other Assets.

7.2 The asset classification and provisioning norms applicable to advances, as laid down in Para 3 above, are applied to such financial leases.

8. **Impairment of Assets:**

Fixed Assets are reviewed for impairment whenever events or changes in circumstances warrant that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

9. **Effect of changes in the foreign exchange rate:**

9.1 Foreign Currency Transactions:

i. Foreign currency transactions are recorded on initial recognition in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency on the date of transaction.

ii. Foreign currency monetary items are reported using the Foreign Exchange Dealers Association of India (FEDAI) closing spot rates.

iii. Foreign currency non-monetary items, which are carried in terms at historical cost, are reported using the exchange rate at the date of the transaction.

iv. Contingent liabilities denominated in foreign currency are reported using the FEDAI closing spot rates.

v. Outstanding foreign exchange spot and forward contracts held for trading are revalued at the exchange rates notified

परिपक्वता के लिए फेडई द्वारा अधिसूचित मुद्रा विनिमय दरों पर पुनर्मूल्यांकित किया गया है और परिणामी लाभ या हानि को लाभ और हानि खाते में शामिल किया गया है.

vi. विदेशी मुद्रा वायदा संविदाओं, जो व्यवसाय के लिए अपेक्षित नहीं हैं और तुलनपत्र की तिथि को बकाया हैं, का अंतिम तत्काल दर पर मूल्यांकन किया गया है. ऐसी वायदा विनिमय संविदा के प्रारंभ से उद्भूत प्रीमियम या बट्टे को संविदा की परिपक्वता अवधि के व्यय या आय के रूप में परिशोधित किया गया है.

vii मौद्रिक मदों के निर्धारण से उद्भूत विनिमय अंतर राशियों को उन दरों, जो दरे आरंभ से दर्ज की गई थीं, से भिन्न दरों पर उस अवधि, जिसमें ये दरें उद्भूत हुई हैं, के आय या व्यय के रूप में निर्धारित किया गया है.

9.2 विदेशी परिचालन:

बैंक की विदेश स्थित शाखाओं और समुद्रपारीय बैंकिंग इकाइयों को असमाकलित परिचालनों के रूप में वर्गीकृत किया गया है और प्रतिनिधि कार्यालयों को समाकलित परिचालनों के रूप में वर्गीकृत किया गया है.

क. असमाकलित परिचालन:

i. असमाकलित विदेशी परिचालनों की दोनों मौद्रिक और गैर-मौद्रिक विदेशी मुद्रा आस्तियों एवं देयताओं तथा आकस्मिक देयताओं को तुलनपत्र तिथि को फेडई द्वारा अधिसूचित अंतिम विनिमय दरों पर रूपांतरित किया गया है.

ii. असमाकलित विदेशी परिचालनों के आय एवं व्यय को तिमाही औसत की अंतिम दर पर रूपांतरित किया गया है.

iii. निवल विनिधान के निपटान होने तक असमाकलित विदेशी परिचालनों से उद्भूत विनिमय अंतर-राशियों का संचयन विदेशी मुद्रा रूपांतरण आरक्षिति में किया गया है.

ख. समाकलित परिचालन:

i. विदेशी मुद्रा लेन-देन को लेन-देन की तिथि की सूचित मुद्रा और विदेशी मुद्रा में विनिमय दर पर विदेशी मुद्रा राशि के प्रयोग द्वारा सूचित मुद्रा में आरंभिक अभिज्ञान पर दर्ज किया गया है.

ii. समाकलित विदेशी परिचालनों की मौद्रिक विदेशी मुद्रा आस्तियों और देयताओं को तुलनपत्र की तिथि को फेडई द्वारा अधिसूचित अंतिम विनिमय दरों पर रुपांतरित

by FEDAI for specified maturities, and the resulting profit or loss is included in the Profit or Loss account.

vi. Foreign exchange forward contracts which are not intended for trading and are outstanding at the balance sheet date, are valued at the closing spot rate. The premium or discount arising at the inception of such a forward exchange contract is amortised as expense or income over the life of the contract.

vii. Exchange differences arising on the settlement of monetary items at rates different from those at which they were initially recorded are recognised as income or as expense in the period in which they arise.

9.2 Foreign Operations:

Foreign Branches of the Bank and Offshore Banking Units have been classified as Non-integral Operations and Representative Offices have been classified as Integral Operations.

a. Non-integral Operations:

i. Both monetary and non-monetary foreign currency assets and liabilities including contingent liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date.

ii. Income and expenditure of non-integral foreign operations are translated at quarterly average closing rates.

iii. Exchange differences arising on net investment in non-integral foreign operations are accumulated in Foreign Currency Translation Reserve until the disposal of the net investment.

b. Integral Operations:

i. Foreign currency transactions are recorded on initial recognition in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency on the date of transaction.

ii. Monetary foreign currency assets and liabilities of integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date and the

किया गया है और परिणामी लाभ/हानि को लाभ और हानि खाते में शामिल किया गया है.

iii. अवधिगत लागत के अनुरूप अग्रानीत विदेशी मुद्रा गैर-मौद्रिक मदों की सूचना लेनदेन की तिथि को प्रचलित विनिमय दर के प्रयोग से की गई है.

10. कर्मचारी हितलाभ :

10.1 अल्पावधि कर्मचारी हितलाभ :

अल्पावधि कर्मचारी हितलाभ यथा चिकित्सा हितलाभ, आकस्मिक अवकाश आदि की बट्टारहित राशि को, जिसको कर्मचारियों द्वारा प्रदत्त सेवा के विनिमय में प्रदान किया जाना अपेक्षित है, कर्मचारियों द्वारा प्रदत्त सेवा अवधि के दौरान शामिल किया गया है.

10.2 नौकरी उपरांत हितलाभ :

i. नियत हितलाभ योजना :

क. समूह की कंपनियों में अलग अलग भविष्य निधि योजनाएँ लागू हैं, भविष्य निधि योजना के अंतर्गत सभी पात्र कर्मचारी यह हितलाभ प्राप्त करने के हकदार हैं. समूह की कंपनियाँ निर्धारित दर पर मासिक अंशदान करती हैं. इन अंशदान को, इस उद्देश्य के लिए स्थापित न्यास में विप्रेषित कर दिया गया है तथा लाभ और हानि खाते में प्रभारित किया गया है. समूह की कंपनियाँ, वार्षिक अंशदान और ब्याज देने के लिए उत्तरदायी हैं. यह ब्याज - दर देय निर्दिष्ट न्यूनतम ब्याज दर के बराबर होती है. कंपनियाँ - इस प्रकार के वार्षिक अंशदानों और उस पर ब्याज को संबंधित वर्ष के संदर्भ में व्यय मानती हैं.

ख. समूह की कंपनियाँ, ग्रेच्युटी, पेंशन जैसी नियत हितलाभ योजनाएँ परिचालित करती है.

ग. समूह की कंपनियाँ, सभी पात्र कर्मचारियों को ग्रेच्युटी प्रदान करती हैं. यह हितलाभ कर्मचारियों को उनकी सेवानिवृत्ति, नौकरी के दौरान मृत्यु हो जाने अथवा नौकरी की समाप्ति पर एकमुश्त राशि के भुगतान के रूप में प्रदान किया जाता है. यह राशि सेवा के प्रत्येक पूर्ण वर्ष के लिए देय 15 दिनों के मूलवेतन के समतुल्य राशि जो सेवा नियमावली में निर्धारित उच्चतम सीमा से अधिक नहीं होनी चाहिए. यह हितलाभ सेवा के पांच

resulting profit/loss is included in the profit and loss account.

iii. Foreign currency non-monetary items which are carried in terms of historical cost are reported using the exchange rate at the date of the transaction.

10. Employee Benefits:

10.1 Short Term Employee Benefits:

The undiscounted amount of short-term employee benefits, such as medical benefits, casual leave etc. which are expected to be paid in exchange for the services rendered by employees are recognised during the period when the employee renders the service.

10.2 Post Employment Benefits:

i. Defined Benefit Plan:

a. The group entities operate separate Provident Fund schemes. All eligible employees are entitled to receive benefits under the Provident Fund scheme. The group entities contribute monthly at a determined rate. These contributions are remitted to a trust established for this purpose and are charged to Profit and Loss Account. The group entities are liable for annual contributions and interests, which is payable at minimum specified rate of interest. The entities recognise such annual contributions and interest as an expense in the year to which they relate.

b. The group entities operate gratuity and pension schemes, which are defined benefit plans.

c. The group entities provide for gratuity to all eligible employees. The benefit is in the form of lump sum payments to vested employees on retirement, on death while in employment, or on termination of employment, for an amount equivalent to 15 days basic salary payable for each completed year of service, subject to a ceiling in terms of service rules. Vesting occurs upon completion of five years of service. The Bank makes annual contributions to a fund

वर्ष पूरे होने पर ही प्राप्त होता है. बैंक इस राशि का वार्षिक अंशदान स्वतंत्र वाह्य वास्तविक मूल्यन के आधार पर न्यासियों द्वारा नियंत्रित निधि में करता है.

घ. समूह की कुछ कंपनियाँ सभी पात्र कर्मचारियों को पेंशन प्रदान करती हैं. यह हितलाभ नियमानुसार मासिक भुगतान के रूप में प्रदान किया जाता है और पेंशन का यह नियमित भुगतान कर्मचारियों को उनकी सेवानिवृत्ति, नौकरी के दौरान मृत्यु होने या नौकरी की समाप्ति पर किया जाता है. यह हितलाभ नियमानुसार विभिन्न चरणों में प्राप्त होता है. कंपनियाँ इस राशि का वार्षिक अंशदान स्वतंत्र वाह्य वास्तविक मूल्यन के आधार पर न्यासियों द्वारा नियंत्रित निधि में करता है.

ङ नियत हितलाभ-प्रावधान - लागत को प्रत्येक तुलनपत्र की तिथि पर अग्रानीत वास्तविक मूल्यन के आधार पर अनुमानित यूनिट ऋण पद्धति के प्रयोग से निर्धारित किया गया है. वास्तविक लाभ/हानि को लाभ और हानि विवरण में तुरन्त शामिल कर दिया गया है और उन्हें आस्थगित नहीं किया गया है.

ii. कर्मचारियों के अन्य दीर्घावधि हितलाभ :

क. समूह का प्रत्येक कर्मचारी प्रतिपूरित अनुपस्थिति, रजत जयंती सम्मान और अवकाश यात्रा - रियायत, सेवानिवृत्ति लाभ और पुनर्वासन भत्ते का पात्र होता है. इस प्रकार की दीर्घावधि कर्मचारी हितलाभ की लागत का वित्तपोषण बैंक द्वारा आंतरिक स्तर पर किया गया है.

ख. अन्य दीर्घावधि के हितलाभ के प्रावधान की लागत का निर्धारण प्रत्येक तुलनपत्र की तिथि को वास्तविक मूल्यन की अनुमानित यूनिट ऋण पद्धति के प्रयोग से किया गया है. पूर्ववर्ती सेवा लागत को लाभ और हानि विवरण में तुरन्त शामिल कर दिया गया है और उन्हें आस्थगित नहीं किया गया है.

11. कर निर्धारण के लिए प्रावधान :

11.1 वर्तमान कर, आस्थगित कर तथा अनुषंगी लाभ-कर प्रभार की कुल राशि आय कर व्यय है. चालू वर्ष के करों का निर्धारण लेखा मानक 22 और भारत में प्रचलित कर नियमों के अनुसार विदेश स्थित कार्यालयों के संबंधित देशों के कर नियमों का समायोजन करके किया गया है. आस्थगित कर आस्तियों या देयताओं में उस अवधि के

administered by trustees based on an independent external actuarial valuation carried out annually.

d. Some group entities provide for pension to all eligible employees. The benefit is in the form of monthly payments as per rules and regular payments to vested employees on retirement, on death while in employment, or on termination of employment. Vesting occurs at different stages as per rules. The entities make annual contributions to funds administered by trustees based on an independent external actuarial valuation carried out annually.

e. The cost of providing defined benefits is determined using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains/losses are immediately recognised in the statement of profit and loss and are not deferred.

ii. Other Long Term Employee benefits:

a. All eligible employees of the group are eligible for compensated absences, silver jubilee award, leave travel concession, retirement award and resettlement allowance. The costs of such long term employee benefits are internally funded by the Bank.

b. The cost of providing other long term benefits is determined using the projected unit credit method with actuarial valuations being carried out at each balance sheet date. Past service cost is immediately recognised in the statement of profit and loss and is not deferred.

11. Provision for Taxation:

11.1 Income tax expense is the aggregate amount of current tax, deferred tax and fringe benefit tax charge. Current year taxes are determined in accordance with the provisions of Accounting Standard 22 and tax laws prevailing in India after taking into account taxes of foreign branches/ subsidiaries, which are based on the tax laws of respective jurisdiction. Deferred tax adjustments comprise of changes in

दौरान हुए उतार-चढ़ाव आस्थगित कर समायोजन में समाविष्ट हैं.

11.2 आस्थगित कर - आस्तियों और देयताओं का आकलन अधिनियमित कर - दरों और कर - कानूनों अथवा तुलनपत्र - तिथि के काफी पूर्व अधिनियमित दरों और कानून के आधार पर किया गया है. आस्थगित कर आस्तियों और देयताओं का अभिज्ञान विवेकपूर्ण आधार पर-आस्तियों और देयताओं के अग्रानीत मूल्य और उनके क्रमश: कर-आधार और अग्रानीत क्षतियों के बीच अवधिगत विभेद को ध्यान में रखकर किया गया है. आस्थगित कर आस्तियों और देयताओं में हुए परिवर्तन का प्रभाव लाभ और हानि खाते में प्रकट किया गया है.

11.3 आस्थगित कर आस्तियों को, वसूली की निश्चितता होने के प्रबंधन के निर्णय के आधार पर, प्रत्येक सूचित तिथि को रेखांकित और पुनर्निर्धारित किया गया है. जब यह पूर्ण रूप से सुनिश्चित हो गया है कि ऐसी आस्थगित - कर - आस्तियों की वसूली भावी लाभ से की जा सकती है, तब आस्थगित-कर - आस्तियों का अभिज्ञान अनवशोषित मूल्यन्हास और कर हानियों के अग्रेषण पर किया गया है.

12. प्रति शेयर आय :

12.1 बैंक आइसीएआइ द्वारा जारी लेखा मानक 20 - ''प्रति शेयर आय'' के अनुसार प्रति शेयर मूल और कम हुई आय की रिपोर्ट करता है. प्रति शेयर मूल आय की गणना करोपरांत निवल लाभ को उस वर्ष के लिए शेष इक्विटी शेयरों की भारित औसत संख्या से विभाजित करके की जाती है.

12.2 कम की हुई प्रति शेयर आय यह प्रदर्शित करती है कि यदि प्रतिभूतियों अथवा अन्य संविदाओं को वर्ष के दौरान जारी करने या संपरिवर्तित करने का विकल्प लिया गया तो शेयर मूल्यों में कितनी कमी आएगी. कम की हुई प्रति शेयर आय की गणना इक्विटी शेयरों की भारित औसत संख्या और कम संभावना वाले इक्विटी शेयरों के बीच तुलना करके की जाती है.

13. प्रावधान, आकस्मिक देयताओं और आकस्मिक आस्तियों का लेखाकरण :

13.1 भारतीय सनदी लेखाकार संस्थान के लेखा मानक 29 के अनुसार जारी प्रावधान, आकस्मिक देयताएँ और आकस्मिक आस्तियों में बैंक पिछले परिणाम से उद्भूत वर्तमान दायित्व होने पर ही प्रावधान शामिल करता है, यह संभव है कि दायित्व के निर्धारण में आर्थिक लाभ को समाविष्ट करने वाले संसाधनों के बहिर्गमन की आवश्यकता पड़ेगी और तभी इस दायित्व राशि का विश्वस्त प्राक्कलन किया जा सकता है.

the deferred tax assets or liabilities during the period.

11.2 Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantially enacted prior to the balance sheet date. Deferred tax assets and liabilities are recognised on a prudent basis for the future tax consequences of timing differences arising between the carrying values of assets and liabilities and their respective tax basis, and carry forward losses. The impact of changes in the deferred tax assets and liabilities is recognised in the profit and loss account.

11.3 Deferred tax assets are recognised and reassessed at each reporting date, based upon management's judgement as to whether realisation is considered certain. Deferred tax assets are recognised on carry forward of unabsorbed depreciation and tax losses only if there is virtual certainty that such deferred tax assets can be realised against future profits.

12. Earning per Share:

12.1 The Bank reports basic and diluted earnings per share in accordance with AS 20 - 'Earnings per Share' issued by the ICAI. Basic earnings per share are computed by dividing the net profit after tax by the weighted average number of equity shares outstanding for the year.

12.2 Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue equity shares were exercised or converted during the year. Diluted earnings per share are computed using the weighted average number of equity shares and dilutive potential equity shares outstanding at year end.

13. Accounting for Provisions, Contingent Liabilities and Contingent Assets:

13.1 In conformity with AS 29, "Provisions, Contingent Liabilities and Contingent Assets", issued by the Institute of Chartered Accountants of India, the Bank recognises provisions only when it has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate of the amount of the obligation can be made.

13.2 निम्नलिखित के लिए किसी प्रावधान का अभिज्ञान नहीं किया गया है

i. पिछले परिणाम से उद्‌भूत किसी सम्भावित दायित्व के लिए और बैंक के नियंत्रण से बाहर होने वाले एक या अधिक अनिश्चित भावी परिणामों की प्राप्ति या अप्राप्ति से जिसकी पुष्टि की जा सकेगी; अथवा

ii. किसी वर्तमान दायित्व के लिए, जो पिछले परिणामों से उद्‌भूत है, किन्तु उसे अभिज्ञान में नहीं लिया गया है, क्योंकि

क. यह संभव नहीं है कि दायित्व के निर्धारण में आर्थिक लाभों को समाविष्ट करने वाले संसाधनों का बहिर्गमन आवश्यक होगा; अथवा

ख. दायित्व राशि का विश्वस्त प्राक्कलन नहीं किया जा सकता.

ऐसे दायित्वों को आकस्मिक देयताओं के रूप में दर्ज किया गया है. इन दायित्वों का नियमित अंतरालों पर मूल्यांकन किया जाता है और ऐसे दायित्व के केवल उस अंश का, जिसके आर्थिक लाभों को समाविष्ट करने वाले संसाधनों के बहिर्गमन की संभावना है, नितान्त दुर्लभ परिस्थितियों, जिनमें कोई विश्वस्त प्राक्कलन नहीं किया जा सकता है, के अलावा प्रावधान किया गया है.

13.3 आकस्मिक आस्तियों को वित्तीय विवरणों में शामिल नहीं किया गया है, क्योंकि आय के निर्धारण पर इसका प्रभाव पड़ सकता है, जबकि इसकी वसूली नहीं की जा सकती.

14. नकदी और नकदी समतुल्य :

नकदी और नकदी समतुल्य में हाथ नकदी एवं एटीएम में नकदी तथा धारित स्वर्ण, भारतीय रिज़र्व बैंक में जमाराशियाँ, अन्य बैंकों में जमाराशियाँ तथा माँग एवं अल्प सूचना पर प्राप्य धनराशि शामिल हैं.

15. कर्मचारी शेयर क्रय योजना :

भारतीय प्रतिभूति और एक्सचेंज बोर्ड (सेबी) द्वारा जारी कर्मचारी स्टाक विकल्प योजना और कर्मचारी स्टाक क्रय योजना दिशा - निर्देश, 1999 के अनुसार जिस मूल्य पर शेयर जारी किए जाते हैं उसकी तुलना में शेयर जारी किए जाने के एक दिन पूर्व के मूल्य में अंतर को कर्मचारी प्रतिपूर्ति लागत माना गया है.

16. शेयर जारी करने का व्यय :

शेयर जारी करने के व्यय को शेयर प्रीमियम खाते में प्रभारित किया गया है.

13.2 No provision is recognised for

i. any possible obligation that arises from past events and the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Bank; or

ii. any present obligation that arises from past events but is not recognised because

a. it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or

b. a reliable estimate of the amount of obligation cannot be made.

Such obligations are recorded as Contingent Liabilities. These are assessed at regular intervals and only that part of the obligation for which an outflow of resources embodying economic benefits is probable, is provided for, except in the extremely rare circumstances where no reliable estimate can be made.

13.3 Contingent Assets are not recognised in the financial statements as this may result in the recognition of income that may never be realised.

14. Cash and cash equivalents:

Cash and cash equivalents include cash on hand and in ATM's, and gold in hand, balances with RBI, balances with other banks, and money at call and short notice.

15. Employee Share Purchase Scheme:

In accordance with the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999 issued by the Securities and Exchange Board of India ("SEBI"), the excess of market price one day prior to the date of issue of the shares over the price at which they are issued is recognised as employee compensation cost.

16. Share Issue Expenses:

Share issue expenses are charged to the Share Premium Account.

लेखा-टिप्पणियाँ

(राशि करोड़ रुपये में)

1. समेकित वित्तीय विवरण तैयार करने हेतु विचार किए गए अनुषंगियों/संयुक्त उद्यमों/सहयोगियों की सूची:

1.1 समेकित वित्तीय विवरण तैयार करते समय निम्नांकित 27 अनुषंगियों, 2 संयुक्त उद्यमों और 28 सहयोगियों (मूल संस्था भारतीय स्टेट बैंक के साथ समूह में सम्मिलित) को शामिल किया गया है :

क) अनुषंगी

क्र. स.	अनुषंगी का नाम	निगमन-देश	समूह का जोखिम (%)
1.	स्टेट बैंक आफ बीकानेर एण्ड जयपुर	भारत	75.07
2.	स्टेट बैंक आफ हैदराबाद	भारत	100.00
3.	स्टेट बैंक आफ इंदौर	भारत	98.05
4.	स्टेट बैंक आफ मैसूर	भारत	92.33
5.	स्टेट बैंक आफ पटियाला	भारत	100.00
6.	स्टेट बैंक आफ सौराष्ट्र	भारत	100.00
7.	स्टेट बैंक आफ त्रावणकोर	भारत	75.01
8.	एसबीआई कमर्शियल एण्ड इंटरनेशल बैंक लिमिटेड	भारत	100.00
9.	एसबीआई कैपिटल मार्केट्स लिमिटेड	भारत	86.16
10.	एसबीआइसीएपी सेक्योरिटी लिमिटेड	भारत	86.16
11.	एसबीआइसीएपी ट्रस्टी कंपनी लिमिटेड	भारत	86.16
12.	एसबीआइसीएपीएस वेंचर्स लिमिटेड	भारत	86.16
13.	एसबीआइ डीएफएचआइ लिमिटेड	भारत	65.95
14.	एसबीआइ फैक्टर्स एण्ड कमर्शियल सर्विसेस प्रा. लिमिटेड	भारत	69.88
15.	एसबीआइ म्यूचुअल फंड ट्रस्टी कंपनी प्राइवेट लिमिटेड	भारत	100.00
16.	ग्लोबल ट्रेड फाइनांस लिमिटेड	भारत	92.03
17.	स्टेट बैंक आफ इंडिया (कनाडा)	कनाडा	100.00
18.	स्टेट बैंक आफ इंडिया (कैलेफोर्निया)	यूएसए	100.00
19.	एसबीआइ इंटरनेशनल (मॉरिशस) लि.	मॉरिशस	98.00
20.	इंडियन ओशियन इंटरनेशनल बैंक लि.	मॉरिशस	62.58
21.	पीटी बैंक इंडोमोनॅक्स	इंडोनेशिया	76.00
22.	एसबीआइसीएपी (यूके) लि.	यूके	86.16

NOTES ON ACCOUNTS

(Amount in Rupees in crore)

1. List of Subsidiaries/Joint Ventures/Associates considered for preparation of consolidated financial statements:

1.1 The 27 Subsidiaries, 2 Joint Ventures and 28 Associates (which along with State Bank of India, the parent, constitute the Group), considered in the preparation of the consolidated financial statements, are

A) Subsidiaries

Sr. No	Name of the Subsidiary	Country of Incorporation	Group's Stake (%)
1)	State Bank of Bikaner & Jaipur	India	75.07
2)	State Bank of Hyderabad	India	100.00
3)	State Bank of Indore	India	98.05
4)	State Bank of Mysore	India	92.33
5)	State Bank of Patiala	India	100.00
6)	State Bank of Saurashtra	India	100.00
7)	State Bank of Travancore	India	75.01
8)	SBI Commercial & International Bank Ltd	India	100.00
9)	SBI Capital Markets Ltd	India	86.16
10)	SBICAP Securities Ltd	India	86.16
11)	SBICAP Trustee Company Ltd	India	86.16
12)	SBICAPS Ventures Ltd	India	86.16
13)	SBI DFHI Ltd	India	65.95
14)	SBI Factors & Commercial Services Pvt Ltd	India	69.88
15)	SBI Mutual Fund Trustee Company Pvt Ltd	India	100.00
16)	Global Trade Finance Ltd	India	92.03
17)	State Bank of India (Canada)	Canada	100.00
18)	State Bank of India (California)	USA	100.00
19)	SBI International (Mauritius) Ltd	Mauritius	98.00
20)	Indian Ocean International Bank Ltd	Mauritius	62.58
21)	PT Bank Indomonex	Indonesia	76.00
22)	SBICAP (UK) Ltd	U.K.	86.16

23.	एसबीआइ कार्डस एण्ड पेमेंट सर्विसेज प्राइवेट लिमिटेड*	भारत	60.00
24.	एसबीआइ फंड्स मैनेजमेंट प्रा. लि.*	भारत	63.00
25.	एसबीआइ लाइफ इंश्योरेंस कं. लि.*	भारत	74.00
26.	कमर्शियल बैंक आफ इंडिया लि. कं.*	रूस	60.00
27.	एसबीआइ फंड्स मैनेजमेंट (इंटरनेशनल) प्रा. लि.*	मॉरिशस	63.00

** ये इकाइयाँ संयुक्त रूप से नियंत्रित हैं.*

ख. संयुक्त उद्यम

क्र. स.	संयुक्त उद्यम का नाम	निगमन-देश	समूह का जोखिम (%)
1.	सी-एज टेक्नोलॉजी लिमिटेड	भारत	49.00
2.	जीई कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेज प्राइवेट लिमिटेड	भारत	40.00

ग. सहयोगी

क्र. स.	सहयोगी का नाम	निगमन-देश	समूह का जोखिम (%)
1.	आंध्रप्रदेश ग्रामीण विकास बैंक	भारत	35.00
2.	अरुणाचल प्रदेश रूरल बैंक	भारत	35.00
3.	छत्तीसगढ़ ग्रामीण बैंक	भारत	35.00
4.	इलाकाई देहाती बैंक	भारत	35.00
5.	मेघालय रूरल बैंक (पूर्व का बैंक नानकिनडांग री खासी जैनटिया)	भारत	35.00
6.	कृष्णा ग्रामीण बैंक	भारत	35.00
7.	लांगपी देहांगी रूरल बैंक	भारत	35.00
8.	मध्य भारत ग्रामीण बैंक	भारत	35.00
9.	मिजोरम रूरल बैंक	भारत	35.00
10.	नागालेंड रूरल बैंक	भारत	35.00
11.	पर्वतीय ग्रामीण बैंक	भारत	35.00
12.	पूर्वांचल क्षेत्रीय ग्रामीण बैंक	भारत	35.00
13.	समस्तीपुर क्षेत्रीय ग्रामीण बैंक	भारत	35.00
14.	उत्कल ग्रामीण बैंक	भारत	35.00
15.	उत्तरांचल ग्रामीण बैंक	भारत	35.00
16.	वनांचल ग्रामीण बैंक	भारत	35.00

23)	SBI Cards and Payment Services Pvt Ltd @	India	60.00
24)	SBI Funds Management Pvt Ltd @	India	63.00
25)	SBI Life Insurance Company Ltd @	India	74.00
26)	Commercial Bank of India Llc @	Russia	60.00
27)	SBI Funds Management (International) Private Ltd @	Mauritius	63.00

@ These entities are jointly controlled

B) Joint Ventures

Sr. No	Name of the Joint Venture	Country of Incorporation	Group's Stake (%)
1)	C Edge Technologies Ltd	India	49.00
2)	GE Capital Business Process Management Services Pvt Ltd	India	40.00

C) Associates:

Sr. No	Name of the Associate	Country of Incorporation	Group's Stake (%)
1)	Andhra Pradesh Grameena Vikas Bank	India	35.00
2)	Arunachal Pradesh Rural Bank	India	35.00
3)	Chhatisgarh Gramin Bank	India	35.00
4)	Ellaquai Dehati Bank	India	35.00
5)	Meghalaya Rural Bank (erstwhile Ka Bank Nongkyndong Ri Khasi Jaintia)	India	35.00
6)	Krishna Grameena Bank	India	35.00
7)	Langpi Dehangi Rural Bank	India	35.00
8)	Madhya Bharat Gramin Bank	India	35.00
9)	Mizoram Rural Bank	India	35.00
10)	Nagaland Rural Bank	India	35.00
11)	Parvatiya Gramin Bank	India	35.00
12)	Purvanchal Kshetriya Gramin Bank	India	35.00
13)	Samastipur Kshetriya Gramin Bank	India	35.00
14)	Utkal Gramya Bank	India	35.00
15)	Uttaranchal Gramin Bank	India	35.00
16)	Vananchal Gramin Bank	India	35.00

17.मारवाड गंगानगर बीकानेर ग्रामीण बैंक	भारत	26.27
18.विदिशा भोपाल क्षेत्रीय ग्रामीण बैंक	भारत	34.32
19.डेक्कन ग्रामीण बैंक	भारत	35.00
20.कावेरी कल्पतरू ग्रामीण बैंक	भारत	32.32
21.मालवा ग्रामीण बैंक	भारत	35.00
22.सौराष्ट्र ग्रामीण बैंक	भारत	35.00
23.क्लियरिंग कार्पोरेशन आफ इंडिया लिमिटेड	भारत	28.97
24.एसबीआइ होम फाइनैंस लिमिटेड	भारत	25.05
25.यूटीआई एसेट मैनेजमेंट कंपनी प्रा. लि.	भारत	25.00
26.बैंक आफ भूटान	भूटान	20.00
27.नेपाल एसबीआइ बैंक लिमिटेड	नेपाल	50.00
28.एसएस वेंचर्स सर्विसेस लि.	भारत	43.08

1.2 वर्ष 2006-07 की तुलना में समेकन-प्रक्रिया में निम्नलिखित परिवर्तन हुए हैं.

क. भारतीय स्टेट बैंक ने 'ग्लोबल ट्रेड फाइनेंस लिमिटेड' (जीटीएफएल) की 91.00% इक्विटी पूंजी का 28 मार्च 2008 को अभिग्रहण किया. यह एक फैक्टरिंग कंपनी है जो भारत में निगमित है. इस पर रु. 520.56 करोड़ की लागत आई. बैंक ने उसी दिन अर्थात 28 मार्च 2008 को उक्त कंपनी में रु. 75.00 करोड की नयी पूंजी का प्रवाह किया जिसके कारण बैंक के स्टेक में 1.03% की और अधिक वृद्धि हुई. तद्नुसार जीटीएफएल के वित्तीय विवरणों का समेकन 28 मार्च 2008 से किया गया है. अभिग्रहण लागत और निवल इक्विटी के बीच रु. 357.33 करोड़ के अंतर को भारतीय सनदी लेखाकार संस्थान द्वारा जारी-लेखा मानक-21-समेकित वित्तीय विवरण के अनुसार 'गुडविल' के रूप में माना गया है.

ख. भारतीय स्टेट बैंक की अनुषंगी एसबीआइ कैपिटल मार्केट्स लिमिटेड ने स्वयं द्वारा 100% धारित एसबीआइ कैप्स वेंचर्स लि. नामक अनुषंगी को 50:50 संयुक्त उद्यम आधार पर 15 दिसम्बर 2007 को शुरू किया. इसे नालेज सेक्टर फंड के लिए स्थापित किया गया है. चूंकि भारतीय स्टेट बैंक की इस नई इकाई में धारिता 43.08% है. अत: इसे सहयोगी माना गया है और लेखा मानक-23-समेकित वित्तीय विवरण में सहयोगियों में निवेश का लेखा - के अनुसार इसका समेकन किया गया है.

ग. वर्ष के दौरान-इंडियन ओशियन इंटरनेशनल बैंक लि. (आइओआइबी) में समूह का स्टेक 31 मार्च 2007 को 56.84% से बढ़कर 62.58% हो गया.

17) Marwar Ganganagar Bikaner Gramin Bank	India	26.27
18) Vidisha Bhopal Kshetriya Gramin Bank	India	34.32
19) Deccan Grameena Bank	India	35.00
20) Cauvery Kalpatharu Grameena Bank	India	32.32
21) Malwa Gramin Bank	India	35.00
22) Saurashtra Grameena Bank	India	35.00
23) Clearing Corporation of India Ltd	India	28.97
24) SBI Home Finance Ltd	India	25.05
25) UTI Asset Management Company Pvt Ltd	India	25.00
26) Bank of Bhutan	Bhutan	20.00
27) Nepal SBI Bank Ltd	Nepal	50.00
28) S.S. Ventures Services Ltd	India	43.08

1.2 The following changes have taken place in the consolidation process as compared to 2006-07.

a. SBI has acquired 91.00% equity capital of Global Trade Finance Limited (GTFL), a factoring company incorporated in India, at a cost of Rs. 520.56 Crore on 28th March 2008 and has infused fresh equity capital of Rs 75.00 Crore thereby increasing its equity stake by further 1.03% on the same date. Accordingly, the financial statements of GTFL have been consolidated with effect from 28th March 2008. The difference of Rs. 357.33 Crore between acquisition cost and the net equity has been recognised as goodwill in accordance with Accounting Standard 21 - Consolidated Financial Statements issued by the Institute of Chartered Accountants of India.

b. SBICAPS Ventures Limited, a 100% subsidiary of SBI Capital Markets Limited, a subsidiary of SBI, has floated a 50-50 joint venture, SS Ventures Services Limited on 15th December 2007 for setting up a knowledge sector fund. Since SBI's indirect holding in the new entity is 43.08%, it has been considered as an associate and has been consolidated as per Accounting Standard 23 - Accounting for investment in Associates in Consolidated Financial Statements.

c. During the year the group's stake in Indian Ocean International Bank Ltd. (IOIB) has increased to 62.58% as against 56.84% as on 31st March 2007.

1.3 बैंक-समूह के दो सहयोगी-बैंक आफ भूटान (जार्जियन कलेंडर वर्ष) और नेपाल एसबीआइ बैंक लि. (हिन्दू कलेन्डर वर्ष) पैरेन्ट बैंक से भिन्न लेखा वर्ष का अनुपालन करते हैं. तद्नुसार इनके वित्तीय विवरण क्रमश: 31 दिसम्बर 2007 और 16 जुलाई 2007 को तैयार किये गये.

2. शेयर - पूंजी :

क) वर्ष के दौरान, भारतीय रिज़र्व बैंक ने, बैंक में अपनी 31,43,39,200 शेयरों की कुल शेयरधारिता को भारत सरकार को अंतरित कर दिया. उक्त शेयर बैंक की निर्गत पूंजी का 59.73% प्रतिनिधित्व करते हैं.

ख) वर्ष के दौरान, बैंक ने रु.10 नकदी मूल्य के 10,52,59,776 इक्विटी शेयर रु.1580 प्रति शेयर प्रीमियम पर, रु.1590 प्रति शेयर की दर से, रु. 16736.30 करोड़ की कुल राशि पर राइट्स के रूप में बिक्री किए. उपर्युक्त में से, बैंक ने 10,51,71,498 पूर्ण प्रदत्त इक्विटी शेयरों का आबंटन पात्र आवेदकों को किया जबकि रु.10 मूल्य के 88,278 इक्विटी शेयरों को रोके रखा - क्योंकि या तो ये विवादग्रस्त थे अथवा न्यायिक - प्रक्रिया के अधीन थे.

ग) भारत सरकार ने रु.10 प्रति शेयर और रु.1580 प्रीमियम के 6,28,68,000 इक्विटी शेयर - बैंक के राइट्स प्रस्ताव के अंतर्गत अंशस्वरूप ग्रहण किए. भारत सरकार ने कुल रु.9996.01 करोड़ की राशि के भुगतान के लिए '8.35% एसबीआइ राइट्स इश्यू - भारत सरकार स्पेशल बांड 2024' को जारी किया. इन बांडों की बिक्री पर सरकार द्वारा कतिपय प्रतिबंध लगाए गए हैं.

घ) शेयरों को जारी करने पर हुए रु.28.70 करोड़ के व्यय को बैंक ने शेयर प्रीमियम एकाउन्ट के नामे किया है.

3. कर्मचारी स्टाक क्रय योजना :

3.1 केंद्रीय बोर्ड ने - कर्मचारी शेयर क्रय योजना (इस योजना) को अंगीकार किया है. यह योजना केंद्र सरकार द्वारा यथाविधि अनुमोदित है. तदनुसार बैंक ने, रु.10 प्रति इक्विटी शेयर मूल्य तथा रु.1580 प्रीमियम के 86,17,500 इक्विटी शेयरों को, अपने राइट्स योजना के अंतर्गत, बैंक के अध्यक्ष और प्रबंध निदेशकों सहित अपने कर्मचारियों के लिए अनुमोदित किया है. यह योजना, भारतीय प्रतिभूति और एक्स्चेंज बोर्ड के दिशा-निर्देश, 1999 (कर्मचारी स्टाक विकल्प योजना और कर्मचारी स्टाक क्रय योजना) के प्रावधानों के अनुरूप है. यह योजना दिनांक 30 अप्रैल 2008 से बंद हो गई है.

3.2 अभी तक, इस योजना के अंतर्गत कोई इक्विटी शेयर नहीं जारी किया जा सका है क्योंकि मूल कंपनी अभी स्टाफ सदस्यों द्वारा अधिकार-

1.3 Two of the associates - Bank of Bhutan (Gregorian Calendar Year) and Nepal SBI Bank Ltd (Hindu Calendar Year) follow accounting years different from that of the parent. Accordingly, the financial statements of these associates are made as of 31st December 2007 and 16th July 2007 respectively.

2. Share Capital:

a) During the year, the RBI has transferred their entire shareholding of 31,43,39,200 shares in the parent representing 59.73% of the issued capital of the parent to the Government of India.

b) During the year, the parent has issued 10,52,59,776 equity shares of Rs. 10 each for cash at a premium of Rs. 1580 per equity share i.e. at Rs. 1590 per equity share aggregating to Rs. 16736.30 Crore on right basis. Of the above, the parent has allotted 10,51,71,498 fully paid equity shares to the eligible applicants, keeping in abeyance the allotment of 88,278 equity shares of Rs. 10 each which are subject matter of title disputes or are sub-judice.

c) The Government of India has subscribed to 6,28,68,000 equity shares of Rs.10 each at a premium of Rs. 1580 per share as part of rights offer of the parent. The Government has discharged the total consideration of Rs. 9996.01 Crore by issue of "8.35% SBI Rights Issue GOI Special Bonds 2024". Certain restrictions have been placed by the Government on the sale of these bonds.

d) Expenses in relation to the issue of shares amounting to Rs. 28.70 Crore have been debited to the Share Premium Account.

3. Employee Stock Purchase Scheme:

3.1 The Central Board of the parent has adopted the Employees Share Purchase Scheme (the Scheme), duly approved by the Central Government, and accordingly has approved the offer of 86,17,500 equity shares of Rs. 10 each at a premium of Rs. 1580 as part of its rights issue to the employees of the Parent including the Chairman and Managing Directors. The Scheme is in accordance with the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999. The said scheme has since been closed on 30th April 2008.

3.2 As on date, no equity shares have been allotted, under the Scheme, since the parent is in the process of compiling the data on the number of

उपयोग के परिणामस्वरूप आवेदित शेयरों की संख्या का समेकन करने की प्रक्रिया में है. मूल कंपनी ने कर्मचारी प्रतिपूर्ति - व्यय के लिए रु. 11.00 करोड़ का प्रावधान अनुमान आधार पर किया है.

4. **लेखा मानकों के अनुसार प्रकटीकरण**

4.1 प्रमुख लेखा करण नीतियों में महत्वपूर्ण परिवर्तन

i लाभांश - गणना

समीक्षाधीन वर्ष के दौरान, बैंक ने कारपोरेट निकायों के शेयरों पर लाभांश - गणना नीति को परिवर्तित किया है. अब वसूली आधार के बजाय - लाभांश -प्राप्ति अधिकार के स्थापित हो जाने के बाद लाभांश की गणना प्रोद्भवन आधार पर की गई है. परिणामस्वरूप, लाभांश आय और वर्ष के लाभ में रु. 4.68 करोड़ की वृद्धि हुई.

ii. 'परिपक्वता के लिए रखी गई प्रतिभूतियों' के प्रीमियम का परिशोधन

भारतीय रिज़र्व बैंक के दिनांक 11 जुलाई 2007 के सामान्य स्पष्टीकरण की अपेक्षानुसार, बैंक ने 31 मार्च 2008 को समाप्त वर्ष के लिए, 'अर्जित आय' में सम्मिलित 'विनिधानों पर आय' में से सरकारी प्रतिभूतियों पर प्रीमियम - परिशोधन को घटा दिया है. इसे पहले 'अन्य आय' में शामिल किया गया था और 31 मार्च 2008 को समाप्त वर्ष के लिए इसकी राशि रु.1669.69 करोड़ रही (31 मार्च 2007 को समाप्त वर्ष के लिए यह राशि रु.1662.41 करोड़ थी). चालू वर्ष के वर्गीकरण के अनुरूप बनाने के लिए विगत वर्ष के आंकड़ों को पुन: वर्गीकृत किया गया है. लेखाकरण कार्यविधि में इस परिवर्तन का वर्ष के निवल लाभ पर कोई प्रभाव नहीं होगा.

iii) विदेशी मुद्रा ओटीसी विकल्पों का बाजार-बही मूल्य के अनुसार लाभ/हानि

विदेशी मुद्रा ओटीसी विकल्पों का - बाजार-बही मूल्य के अनुसार लाभ-हानि की लेखा नीति को बैंक ने परिवर्तित कर दिया है। इस नई लेखा नीति के अनुसार - बिक्री किए गए विकल्पों पर प्राप्त प्रीमियम का शेष और क्रय किए गए विकल्पों पर प्रदत्त प्रीमियम को - विदेशी मुद्रा ओटीसी विकल्पों के एमटीएम मूल्य का पता लगाने के लिए किया गया है। लेखा नीति में इस परिवर्तन के परिणामस्वरूप - इस वर्ष के लाभ में रु.133.80 करोड़ की वृद्धि हुई है।

iv) खंड सूचना

वर्ष के दौरान, समूह ने भारतीय रिज़र्व बैंक द्वारा जारी दिशा-निर्देशों के अनुरूप अपने प्राथमिक व्यवसाय खंडों को कोष,कारपोरेट/थोक बैंकिंग तथा खुदरा बैंकिंग व्यवसाय के रूप में पुनर्वर्गीकृत किया है। समूह अब तक बैंकिंग परिचालन, राजकोषीय परिचालन और गैर-

shares to be issued pursuant to the exercise of the rights by the employees. The parent has made provision of Rs. 11.00 Crore towards employee compensation expenses on estimated basis.

4. **Disclosures as per Accounting Standards:-**

4.1 Significant changes in accounting policies:

i. Dividend Accounting

During the year the group has changed its accounting policy in respect of recognition of dividend on shares of corporate bodies from realisation basis to accrual basis where the right to receive the dividend is established. Consequently, the dividend income and the profit for the year are higher by Rs. 4.68 Crore.

ii. Amortisation of Premium on HTM Securities

As required by RBI general clarification dated July 11, 2007, the group has deducted the amortisation of premium on government securities, from "Income on investments" included in "Interest earned" which was earlier included in "Other income" amounting to Rs. 1669.69 Crore for the year ended March 31, 2008 (Rs. 1662.41 Crore for the year ended March 31, 2007) Prior year figures have been reclassified to conform to the current classification. This change in accounting procedure does not have any impact on the net profit for the year.

iii. Mark-to-Market gains / losses of Forex OTC options

The group has changed the accounting policy in respect of accounting of Mark-to-Market (MTM) gains / losses in case of forex OTC options, where-by the balance in premium received on options sold and premium paid on options bought have been considered from this year to arrive at MTM value for forex OTC options. Consequent to this change in the accounting policy, the profit for the year is higher by Rs. 133.80 Crore.

iv. Segment Reporting

During the year, the group has reclassified its primary segments as Treasury, Corporate/ Wholesale banking, retail banking business and other banking business, in line with the directions issued by RBI. The group had

बैंकिंग परिचालन को प्राथमिक व्यवसाय के रूप में वर्गीकृत करता आया है।

v) **कर्मचारी - हितलाभ**

क) समूह अब तक पूर्ववर्ती लेखामानक 15 (1995) के अनुसार कर्मचारी 'सेवानिवृत्ति हितलाभ लेखाकरण' के लिए देयता का आकलन करता था। समूह ने 01 अप्रैल 2007 से लेखा मानक 15 (संशोधित - 2005) 'कर्मचारी - हितलाभ' योजना को अंगीकार किया है। परिणामस्वरूप उक्त तिथि को रु. 5848.46 करोड़ का अतिरिक्त दायित्व प्रोद्भूत हुआ है। इसमें से रु. 4527.02 करोड़ पेंशन निधि से संबंधित हैं और रु. 160.20 करोड़ (रु.39.18 करोड़ की आस्थगित कर आस्तियों को छोड़कर) ग्रेच्युटी से संबंधित है। रु. 578.26 करोड़ (रु. 262.13 करोड़ की आस्थगित कर आस्तियों को छोड़कर) दीर्घावधि कर्मचारी हितलाभों से संबंधित है।

ख) समूह ने अतिरिक्त दायित्व को राजस्व और अन्य आरक्षितियों के नामे प्रभारित करने के विकल्प का प्रयोग किया है। तदनुसार, रु.5265.48 करोड़ का संक्रमणीय दायित्व (रु.582.98 करोड़ की आस्थगित कर आस्ति को छोड़कर) को राजस्व और अन्य आरक्षितियों में अंतरण करके लेखे में लिया गया है।

ग) लेखा मानक 15 (संशोधित 2005) के अभिग्रहण के परिणामस्वरूप कर पूर्व लाभ रु191.16 करोड़ से अधिक हो गया है।

vi) **पूर्व अवधि मदें**

विवरण	चालू वर्ष	पिछला वर्ष
मूल्यह्रास	36.70	(17.47)
परिचालन व्यय	32.49	16.38
व्यय किया गया ब्याज	-	264.76
अन्य आय	3.80	2.42

4.2 कर्मचारी - हितलाभ

4.2.1 नियत हितलाभ योजनाएँ

निम्न तालिका में लेखा मानक - 15 (संशोधित 2005) की अपेक्षानुसार नियत हितलाभ पेंशन योजना और ग्रेच्युटी योजना की स्थिति प्रदर्शित है :

hitherto been classifying banking operations, treasury operations and non-banking operations as primary segments.

v. **Employee Benefits**

a) The group had hitherto been measuring the liability for employee retirement benefits as per the erstwhile AS 15 (1995) "Accounting for Retirement Benefits". The Bank has adopted AS 15 (Revised 2005) "Employee Benefits", effective from 1st April 2007. Consequently an additional obligation of Rs. 5848.46 Crore has accrued as on that date. Out of this, Rs. 4527.02 Crore (Net of deferred tax assets of Rs. 281.67 Crore) and Rs 160.20 Crore (Net of deferred tax assets of Rs.39.18 Crore) pertains to pension benefits and gratuity respectively. Rs. 578.26 Crore (Net of deferred tax assets of Rs. 262.13 Crore) pertains to long term employee benefits.

b) The group has exercised the option of charging the additional obligation to Revenue & Other Reserves. Accordingly, the transitional liability of Rs. 5265.48 Crore (net of deferred tax assets of Rs.582.98 Crore) has been accounted with transfer from Revenue & Other Reserves.

c) Consequent to the adoption of AS-15 (Revised 2005) profit before tax is higher by Rs. 191.16 Crore.

vi. **Prior Period Items**

Particulars	Current year	Previous year
Depreciation	36.70	(17.47)
Operating expenses	32.49	16.38
Interest expended	—	264.76
Other income	3.80	2.42

4.2 Employee's Benefits

4.2.1 Defined Benefit Plans

The following table sets out the status of the defined benefit Pension Plan and Gratuity Plan as required under AS 15 (Revised 2005)

विवरण	पेंशन योजनाएँ	ग्रेच्युटी
नियत हितलाभ - दायित्व के वर्तमान मूल्य में परिवर्तन		
1 अप्रैल 2007 को नियत हितलाभ दायित्व योजना का आरंभ	20189.82	4800.07
वर्तमान सेवा लागत	654.17	195.36
ब्याज लागत	1637.57	387.15
वास्तविक हानियाँ (लाभ)	149.72	(99.27)
प्रदत्त हितलाभ	(1243.78)	(396.27)
31 मार्च 2008 को नियत हितलाभ दायित्व योजना का इतिशेष	**21387.50**	**4887.04**
योजना आस्तियों में परिवर्तन		
1 अप्रैल 2007 को योजना आस्तियों का आरंभिक उचित मूल्य	15263.37	4599.59
योजना आस्तियों पर प्रत्याशित प्रतिलाभ	1223.28	354.87
नियोजक का अंशदान	1354.95	129.82
प्रदत्त हितलाभ	(1243.78)	(396.27)
वास्तविक लाभ	68.52	51.09
31 मार्च 2008 को योजना आस्तियों के उचित मूल्य का इतिशेष	**16666.34**	**4739.10**
दायित्व के वर्तमान मूल्य तथा योजना आस्तियों के उचित मूल्य का समाधान		
31 मार्च 2008 को निधिक दायित्व का वर्तमान मूल्य	21387.50	4887.04
31 मार्च 2008 को योजना आस्तियों का उचित मूल्य	16666.34	4739.10
कमी/ (अधिशेष)	4721.16	147.94
लेखे में नहीं ली गई विगत सेवा लागत	निरंक	निरंक
निवल देयता / (आस्ति)	4721.16	147.94
तुलनपत्र में ली गई राशि		
देयताएँ	21387.50	4887.04
आस्तियाँ	16666.34	4739.10
तुलनपत्र में चिन्हित निवल देयता/ (आस्ति)	4721.16	147.94
लाभ और हानि खाते में शामिल निवल लागत		
वर्तमान सेवा लागत	654.17	195.36
ब्याज लागत	1637.57	387.15
योजना -आस्तियों पर प्रत्याशित प्रतिलाभ	(1223.28)	(354.87)
तिमाही के दौरान शामिल निवल बीमांकिक हानियाँ (लाभ)	81.20	(150.36)
नियत हित लाभ योजनाओं की कुल लागत अनुसूची 16 'कर्मचारी को भुगतान और उनके लिए प्रावधान' में शामिल की गई है.	1149.66	77.28
योजना आस्तियों पर प्रत्याशित प्रतिलाभ और वास्तविक प्रतिलाभ का समाधान		
योजना आस्तियों पर प्रत्याशित प्रतिलाभ	1223.28	354.87

Particulars	Pension Plans	Gratuity
Change in the present value of the defined benefit obligation		
Opening defined benefit obligation at 1st April 2007	20189.82	4800.07
Current Service Cost	654.17	195.36
Interest Cost	1637.57	387.15
Actuarial losses (gains)	149.72	(99.27)
Benefits paid	(1243.78)	(396.27)
Closing defined benefit obligation at 31st March 2008	**21387.50**	**4887.04**
Change in Plan Assets		
Opening fair value of plan assets at 1st April 2007	15263.37	4599.59
Expected Return on Plan assets	1223.28	354.87
Contributions by employer	1354.95	129.82
Benefit Paid	(1243.78)	(396.27)
Actuarial Gains	68.52	51.09
Closing fair value of plan assets at 31st March 2008	**16666.34**	**4739.10**
Reconciliation of present value of the obligation and fair value of the plan assets		
Present Value of Funded obligation at 31st March 2008	21387.50	4887.04
Fair Value of Plan assets at 31st March 2008	16666.34	4739.10
Deficit/(Surplus)	4721.16	147.94
Unrecognised Past Service Cost	Nil	Nil
Net Liability/(Asset)	4721.16	147.94
Amount Recognised in the Balance Sheet		
Liabilities	21387.50	4887.04
Assets	16666.34	4739.10
Net Liability / (Asset) recognised in Balance Sheet	4721.16	147.94
Net Cost recognised in the profit and loss account		
Current Service Cost	654.17	195.36
Interest Cost	1637.57	387.15
Expected return on plan assets	(1223.28)	(354.87)
Net actuarial losses (Gain) recognised during the year	81.20	(150.36)
Total costs of defined benefit plans included in Schedule 16 "Payments to and provisions for employees"	1149.66	77.28
Reconciliation of expected return and actual return on Plan Assets		
Expected Return on Plan Assets	1223.28	354.87

विवरण	पेंशन योजनाएँ	ग्रेच्युटी
योजना आस्तियों पर वास्तविक लाभ / (हानि)	68.52	51.09
योजना आस्तियों पर वास्तविक प्रतिलाभ	**1291.80**	**405.96**
तुलनपत्र में अभिज्ञानित निवल देयता / (आस्ति) के प्रारंभिक और अंतिम शेष का समाधान		
1 अप्रैल 2007 की स्थिति के अनुसार		
निवल प्रारंभिक देयता	4926.45	200.48
लाभ और हानि खाते में शामिल व्यय	1149.66	77.28
नियोक्ताओं का अंशदान	1354.95	129.82
तुलनपत्र के लेखे में ली गई निवल देयता/(आस्ति)	**4721.16**	**147.94**

समूह को अगले वित्तीय वर्ष के दौरान अपनी नियत लाभ पेंशन योजना और ग्रेच्युटी योजना में क्रमश: रु. 821.64 करोड़ तथा रु. 112.52 करोड़ के अंशदान करने की आशा है।

31 मार्च 2008 की स्थिति के अनुसार ग्रेच्युटी निधि और पेंशन निधि की योजना - आस्तियों के अधीन किए गए विनिधान निम्नानुसार हैं।

	पेंशन निधि	ग्रेच्युटी निधि
	योजना आस्तियों का %	योजना आस्तियों का %
केंद्र सरकार की प्रतिभूतियाँ	5.01%	34.80%
राज्य सरकार की प्रतिभूतियाँ	2.86%	21.12%
सार्वजनिक क्षेत्र के बांड	4.64%	15.92%
बैंक में मियादी जमा रसीद/ सावधि जमा रसीद	2.36%	13.92%
बैंक की जमाराशियाँ	79.09%	6.61%
अन्य	6.04%	7.63%
योग	**100.00%**	**100.00%**

समूह में रखे गए उपरोक्त विनिधानों में से निम्नलिखित समूह द्वारा धारित हैं।

	पेंशन फंड	ग्रेच्युटी फंड
आस्तियों की श्रेणी	योजना आस्तियों का प्रतिशत	योजना आस्तियों का प्रतिशत
बैंक और बैंक जमाओं में एफडीआर/टीडीआर	79.86%	4.15%

प्रमुख बीमांकिक प्राक्कलन :

विवरण	पेंशन और ग्रेच्युटी योजनाएँ	
	चालू वर्ष	पिछला वर्ष
बट्टा दर	7.75% से 8%	8% से 8.15%
योजना आस्ति पर प्रतिलाभ की प्रत्याशित दर	7.50% से 8%	7.50% से 8%
वेतन वृद्धि	4% से 13%	4% से 13%

भावी वेतन वृद्धि का पूर्वानुमान, वास्तविक मूल्यन का प्रतिफलन, मुद्रास्फीति का समावेशन, वरिष्ठता, पदोन्नति तथा अन्य सम्बद्ध कारणों यथा नियोजन - बाजार में आपूर्ति और मांग की स्थिति के आधार पर किया गया है। इस प्रकार के अनुमान सुदीर्घ अवधि के लिए हैं और अतीत के सीमित अनुभव / सन्निकट भविष्य की अपेक्षाओं पर आधारित नहीं हैं। अनुभवजन्य साक्ष्य भी यही संकेत करते हैं कि दूरगामी अवधि के दौरान - सतत् उच्च वेतनवृद्धि करते रहना संभव नहीं है। लेखापरीक्षकों ने इस प्रसंग में बैंक द्वारा किए गए प्रतिवेदन पर भरोसा किया है।

Particulars	Pension Plans	Gratuity
Actuarial Gain/ (loss) on Plan Assets	68.52	51.09
Actual Return on Plan Assets	**1291.80**	**405.96**
Reconciliation of opening and closing net liability/ (asset) recognised in Balance Sheet		
Opening Net Liability as at 1st April 2007	4926.45	200.48
Expenses as recognised in profit and loss account	1149.66	77.28
Employers Contribution	1354.95	129.82
Net liability/(Asset) recognised in Balance Sheet	**4721.16**	**147.94**

The Group expects to contribute Rs.821.64 Crore and Rs. 112.52 Crore to its defined benefit Pension Plan and Gratuity Plan respectively during the next financial year.

Investments under Plan Assets of Gratuity Fund & Pension Fund as on 31st March 2008 are as follows:

	Pension Fund	Gratuity Fund
Category of Assets	% of Plan Assets	% of Plan Assets
Central Govt. Securities	5.01%	34.80%
State Govt. Securities	2.86%	21.12%
Public Sector Bonds	4.64%	15.92%
FDR / TDR with Bank	2.36%	13.92%
Bank Deposits	79.09%	6.61%
Others	6.04%	7.63%
Total	**100.00%**	**100.00%**

Out of the above investments following are held with the group

	Pension Fund	Gratuity Fund
Category of Assets	% of Plan Assets	% of Plan Assets
FDR / TDR with Bank & Bank Deposits	79.86%	4.15%

Principal actuarial assumptions;

Particulars	Pension and Gratuity Plans	
	Current year	Previous year
Discount Rate	7.75% to 8%	8% to 8.15%
Expected Rate of return on Plan Asset	7.50% to 8%	7.50% to 8%
Salary Escalation	4% to 13%	4% to 13%

The estimates of future salary growth, factored in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand in the employment market. Such estimates are very long term and are not based on limited past experience / immediate future. Empirical evidence also suggests that in very long term, consistent high salary growth rates are not possible. The auditors have relied upon the representation made by the Bank in this behalf.

4.2.2 कर्मचारी भविष्य निधि

भारतीय सनदी लेखाकार संस्थान के लेखा मानक बोर्ड द्वारा संशोधित लेखा मानक - 15 के कार्यान्वयन संबंधी दिशा-निर्देशों के संदर्भ में, बैंक द्वारा स्थापित कर्मचारी भविष्य निधि नियत लाभ योजना की परिधि में आएगा क्योंकि बैंक को निर्धारित न्यूनतम प्रतिलाभ को पूरा करना है। वर्ष के अंत में ऐसी कोई कमी नहीं बची थी जिसके लिए प्रावधान नहीं किया गया हो। तदनुसार, भविष्य निधि के संबंध में अन्य संबंधित प्रकटीकरणों का उल्लेख नहीं किया गया है। रु.546.01 करोड़ की राशि को लाभ और हानि खाते में 'कर्मचारियों के भुगतान और उनके लिए प्रावधान' शीर्ष के अंतर्गत शामिल बैंक की भविष्य निधि योजना पर किए गए व्यय के रूप में अभिज्ञान में लिया गया है।

4.2.3 अन्य दीर्घावधि कर्मचारी हितलाभ

रु. 205.99 करोड़ की राशि को लाभ और हानि खाते में 'कर्मचारियों को भुगतान और उनके लिए प्रावधान' शीर्ष के अन्तर्गत शामिल दीर्घावधि कर्मचारी हितलाभों पर किए गए व्यय के रूप में अभिज्ञान में लिया गया है।

वर्ष के दौरान, विभिन्न दीर्घावधि कर्मचारी-हितलाभ योजना के लिए किए गए प्रावधानों का विवरण :

क्रम सं.	दीर्घावधि कर्मचारी - हितलाभ	राशि
1	सेवानिवृत्ति के समय अवकाश नकदीकरण के साथ अर्जित अवकाश का नकदीकरण	133.25
2	अवकाश यात्रा और गृह यात्रा रियायत (नकदीकरण / अर्जन)	40.64
3	रुग्ण अवकाश	23.74
4	रजत जंयती अवार्ड	5.01
5	अधिवर्षिता पर पुनर्निपटान व्यय	5.28
6	आकस्मिक अवकाश	(2.02)
7	सेवानिवृत्ति अवार्ड	(0.09)
	योग	**205.99**

4.3 खंड सूचना (जैसे प्रबंधन द्वारा संकलित और लेखा परीक्षकों द्वारा स्वीकार किया गया है)

4.3.1 खंड अभिनिर्धारण

क) प्राथमिक (व्यवसाय खंड)

भारतीय रिज़र्व बैंक के तत्कालीन दिशा-निर्देशों के अनुपालन में बैंक ने अब तक (i) बैंकिंग परिचालनों और (ii) राजकोषीय परिचालनों को प्राथमिक खंड के रूप में वर्गीकृत किया था। भारतीय रिज़र्व बैंक ने अपने दिनांक 18 अप्रैल 2007 के परिपत्र सं. बीपी.बीसी.81/21.04.018/2006-07 के जरिये अपने दिशा-निर्देशों

4.2.2 Employees Provident Fund

In terms of the guidance on implementing the AS-15 (Revised 2005) issued by the Institute of the Chartered Accountants of India, the Employees Provident Fund set up by the Bank is treated as a defined benefit plan since the Bank has to meet the specified minimum rate of return. As at the year end, no shortfall remains unprovided for. Accordingly, other related disclosures in respect of Provident Fund have not been made and an amount of Rs.546.01 Crore is recognised as an expense towards the Provident Fund scheme of the Bank included under the head "Payments to and provisions for employees" in Profit and Loss Account.

4.2.3 Other Long term Employee Benefits

Amount of Rs.205.99 Crore is recognised as an expense towards Long term Employee Benefits included under the head "Payments to and provisions for employees" in Profit and Loss account.

Details of Provisions made for various long Term Employees' Benefits during the year:

S. No.	Long Term Employees' Benefits	Amount
1	Privilege Leave (Encashment) incl. leave encashment at the time of retirement	133.25
2	Leave Travel and Home Travel Concession (Encashment/Availment)	40.64
3	Sick Leave	23.74
4	Silver Jubilee Award	5.01
5	Resettlement Expenses on Superannuation	5.28
6	Casual Leave	(2.02)
7	Retirement Award	0.09
	Total	**205.99**

4.3 Segment Reporting (As complied by management and relied upon by the auditors)

4.3.1 Segment identification

A) Primary (Business Segment)

In compliance with the then prevailing RBI directions, the Bank had hitherto being classifying (i) Banking Operations, (ii) Treasury Operations and (iii) Non-Banking Operations as the primary segments. The RBI vide their circular no. BP.BC.81/21.04.018/2006-07 dated 18th April 2007, has modified its directions,

को आशोधित किया है, जिनकी अपेक्षानुसार बैंक ने निम्नांकित खंडों का अभिनिर्धारण/पुनर्वर्गीकरण प्राथमिक खंडों के रूप में किया है।

- राजकोष
- कारपोरेट / थोक बैंकिंग
- खुदरा बैंकिंग
- अन्य बैंकिंग व्यवसाय

बैंक की वर्तमान लेखा-निर्धारण और सूचना पद्धति में उपरोक्त खंडों से सम्बद्ध आंकड़ा संग्रहण और निष्कर्षण की पृथक् प्रक्रिया सम्मिलित नहीं है। तथापि, रिपोर्ट करने की वर्तमान संगठनात्मक और प्रबंधकीय संरचना, उनमें सन्निहित जोखिम और प्रतिलाभ के आधार पर वर्तमान मूल - खंडों को निम्नवत पुनर्समूहित किया गया है :

क) **राजकोष** - राजकोष खंड में समस्त विनिधान पोर्टफोलियों और विदेशी विनिमय और डेरीवेटिव्स संविदाएं शामिल हैं। राजकोष खंड का राजस्व मूलत: व्यापार - परिचालनों के शुल्क और इससे होने वाले लाभ / हानि तथा विनिधान पोर्टफोलियो की ब्याज आय पर आधारित है।

ख) **कारपोरेट / थोक बैंकिंग - कारपोरेट / थोक बैंकिंग** खंड के अंतर्गत कारपोरेट लेखा समूह, मध्य कारपोरेट लेखा समूह और तनावग्रस्त आस्ति समूह की ऋण - गतिविधियाँ सम्मिलित हैं। इनके द्वारा कारपोरेट और संस्थागत ग्राहकों को ऋण और लेन-देन सेवाएँ प्रदान की जाती हैं। इनके अंतर्गत विदेश स्थित कार्यालयों के गैर - राजकोष परिचालन भी शामिल हैं।

ग) **खुदरा बैंकिंग** - खुदरा बैंकिंग खंड के अंतर्गत राष्ट्रीय बैंकिंग समूह की शाखाएँ आती है। इन शाखाओं के कार्यकलापों में राष्ट्रीय बैंकिंग समूह से सम्बद्ध कारपोरेट ग्राहकों को ऋण उपलब्ध कराने सहित - वैयक्तिक बैंकिंग गतिविधियाँ शामिल हैं। एजेंसी व्यवसाय और एटीएम भी इसी समूह में आते हैं।

घ) **अन्य बैंकिंग व्यवसाय** - जो खंड उपर्युक्त (क) से (ग) के अंतर्गत वर्गीकृत नहीं हुए हैं उन्हें इस प्राथमिक खंड के अंतर्गत वर्गीकृत किया गया है। इस खंड के अंतर्गत समूह के सभी गैर बैंकिंग अनुषंगियों/संयुक्त उद्यमों का कार्यकलाप भी शामिल है।

जिन बैंकिंग अनुषंगियों की प्रबंधन रिपोर्टिंग प्रणाली पैरेंट जैसी नहीं है उनके रु. 5.00 करोड़ रुपये से ऊपर के सभी जोखिमों को अलग कर दिया गया है और उन्हें कारपोरेट/थोक बैंकिंग मे शामिल कर दिया गया है।

प्रबंधन का अभिमत है कि उपर्युक्त पुनर्वर्गीकरण, भारतीय रिज़र्व बैंक के संशोधित दिशा-निर्देशों की अपेक्षाओं को पूरा करता है तथा भारतीय सनदी लेखाकार संस्थान द्वारा जारी लेखा मानक - 17 - 'खंड सूचना' की अपेक्षाओं के अनुरूप है।

ख) गौण (भौगोलिक खंड)

i) देशी परिचालन के अंतर्गत - भारत में परिचालित शाखाएँ/ कार्यालय आते हैं।

requiring the Banks to identify / reclassify the following segments as primary segments:

- Treasury
- Corporate / Wholesale Banking
- Retail Banking
- Other Banking Business

The present accounting and information system of the Bank does not support the capturing and extraction of the data in respect of the above segments separately. However, based on the present internal organisational and management reporting structure and the nature of their risk and returns, the existing primary segments have been regrouped as under:

a) **Treasury:** The Treasury Segment includes the entire investment portfolio and trading in foreign exchange contracts and derivative contracts. The revenue of the treasury segment primarily consists of fees and gains or losses from trading operations and interest income on the investment portfolio.

b) **Corporate / Wholesale Banking:** The Corporate / Wholesale Banking segment comprises the lending activities of Corporate Accounts Group, Mid Corporate Accounts Group and Stressed Assets Management Group. These include providing loans and transaction services to corporate and institutional clients and further include non treasury operations of foreign offices.

c) **Retail Banking:** The Retail Banking Segment comprises of branches in National Banking Group, which primarily includes personal Banking activities including lending activities to corporate customers having Banking relations with branches in the National Banking Group. This segment also includes agency business and ATM's.

d) **Other Banking business** - Segments not classified under (a) to (c) above are classified under this primary segment. This segment also includes the operations of all the Non-Banking Subsidiaries/ Joint Ventures of the group.

In the case of Banking Subsidiaries who do not have the management reporting structure corresponding to the parent, all the exposures in excess of Rs 5 Crore have been segregated and included in Corporate/Wholesale Banking.

The Management is of the opinion that the above reclassification meets the requirements of the revised RBI guidelines and also is in compliance with the requirements of the Accounting Standard-17 - "Segment Reporting" issued by the Institute of Chartered Accountants of India.

B) Secondary (Geographical Segment):

i) Domestic operations comprise branches and subsidiaries having operations in India.

ii) विदेशी परिचालन के अंतर्गत - भारत से बाहर परिचालित शाखाएँ/ कार्यालय तथा भारत में परिचालित समुद्रपारीय बैंकिंग इकाइयाँ आती हैं।

घ) **व्यय, आस्तियों और देयताओं का आबंटन**

कारपोरेट केंद्र की संस्थापनाओं में किए गए व्यय जो सीधे बैंकिंग परिचालन खंड अथवा राजकोषीय परिचालन खंड से संबंधित हैं, तदनुसार आबंटित किए गए हैं। सीधे संबंध न रखने वाले व्यय प्रत्येक खंड के कर्मचारियों की संख्या/सीधे संबंध रखने वाले व्यय के अनुपात के आधार पर आंबटित किए गए हैं।

4.3.2 खंड रिपोर्टिंग के लिए अपनाई गई लेखा नीतियां निम्नलिखित अतिरिक्त पक्षों के साथ वही है जो पैरेंट के वित्तीय विवरण को रिपोर्ट करने के लिए अपनाई गई हैं।

1. गैर बैंकिग परिचालन खंडों और अन्य खंडो के बीच अंतर खंड लेन देन का मूल निर्धारण बाजार आधार पर किया गया है। राजकोष और अन्य बैंकिंग व्यवसाय के बीच लेन देन के संबंध में निधियों के उपयोग के लिए प्रतिपूर्ति की राशि की गणना ऋण खंड द्वारा वहन किए गए ब्याज और अन्य लागतों के आधार पर की गई है।

2. खंडों के राजस्व और व्यय को खंड की परिचालन गतिविधि से संबंध के आधार पर चिन्हित किया गया है।

3. समग्र-उद्यम से संबंधित ऐसे राजस्व और व्यय जिन्हें किसी खंड को आबंटित करने का तार्किक आधार नहीं है उन्हें अनाबंटित कारपोरेट राजस्व में से घटाकर "अनाबंटित व्यय" के अंतर्गत शामिल कर दिया गया है।

4.4 संबंधित पक्ष प्रकटीकरण : जैसा कि प्रबंधन द्वारा इनका अभिनिर्धारण किया गया है और लेखापरीक्षकों ने इन्हें स्वीकार किया है।

4.4.1 संबंधित पक्ष

क. संयुक्त उद्यम

1. सी एज टेक्नोलॉजीस लिमिटेड.
2. जीई कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेस प्रा. लि.

ख. सहयोगी

1. आंध्र प्रदेश ग्रामीण विकास बैंक
2. अरुणाचल प्रदेश रूरल बैंक
3. छत्तीसगढ़ ग्रामीण बैंक
4. कावेरी कल्पतरू ग्रामीण बैंक
5. डेंक्कन ग्रामीण बैंक
6. इलाकाई देहाती बैंक
7. मेघालय रूरल बैंक (पूर्व का बैंक नानकिगडांग की खासी जैनटिया)
8. कृष्णा ग्रामीण बैंक
9. लंगपी देहांगी रूरल बैंक
10. मध्य भारत ग्रामीण बैंक
11. मालवा ग्रामीण बैंक
12. मारवाड़ गंगानगर बीकानेर बैंक
13. मिजोरम रूरल बैंक

ii) Foreign operations comprise branches and subsidiaries having operations outside India and offshore banking units having operations in India.

C) **Allocation of Expenses, Assets and liabilities**

Expenses of parent incurred at Corporate Centre establishments directly attributable either to Corporate / Wholesale and Retail Banking Operations or to Treasury Operations segment, are allocated accordingly. Expenses not directly attributable are allocated on the basis of the ratio of number of employees in each segment/ratio of directly attributable expenses.

4.3.2 The accounting policies adopted for segment reporting are in line with the accounting policies adopted in the parent's financial statements with the following additional features:

1) Pricing of inter-segment transactions between the Other Banking Business segment and other segments are market led. In respect of transactions between treasury and other banking business, compensation for the use of funds is reckoned based on interest and other costs incurred by the lending segment.

2) Revenue and expenses have been identified to segments based on their relationship to the operating activities of the segment.

3) Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "Unallocated Expenses".

4.4 Related Party Disclosures: As identified and compiled by the management and relied upon by the auditors

4.4.1 Related Parties:

A) JOINT VENTURES:

1. C Edge Technologies Ltd.
2. GE Capital Business Process Management Services Private Limited.

B) ASSOCIATES:

1. Andhra Pradesh Grameena Vikas Bank
2. Arunachal Pradesh Rural Bank
3. Chhatisgarh Gramin Bank
4. Cauvery Kalpatharu Grameena Bank
5. Deccan Grameena Bank
6. Ellaquai Dehati Bank
7. Meghalaya Rural Bank (erstwhile Ka Bank Nongkyndong Ri Khasi Jaintia)
8. Krishna Grameena Bank
9. Langpi Dehangi Rural Bank
10. Madhya Bharat Gramin Bank
11. Malwa Gramin Bank
12. Marwar Ganganagar Bikaner Bank
13. Mizoram Rural Bank

4.3.3 खंडवार सूचना के अंतर्गत प्रकटीकरण
4.3.3 DISCLOSURE UNDER SEGMENT REPORTING

भाग क : प्राथमिक खंड
PART A: PRIMARY SEGMENTS

	राजकोषीय परिचालन Treasury Operations	कारपोरेट/थोक बैंकिंग Corporate/ Wholesale Banking	खुद्रा बैंकिंग Retail Banking	अन्य बैंकिंग परिचालन Other Banking Operations	परित्याग Elimination	योग TOTAL
राजस्व Revenue	19,496.64	25,042.17	42,008.81	8,130.39	(4,838.35)	89,839.66
परिणाम Result	1,402.17	6,752.29	7,530.82	299.40	—	15,984.68
अनावंटित आय Unallocated Income	—	—	—	—	—	379.15
अनावंटित व्यय Unallocated Expenses	—	—	—	—	—	(2,373.27)
परिचालन लाभ (पीबीटी) Operating Profit (PBT)	—	—	—	—	—	13,990.56
कर Taxes	—	—	—	—	—	4,777.73
असाधारण लाभ/हानि Extraordinary Profit/Loss	—	—	—	—	—	—
निवल लाभ Net Profit	—	—	—	—	—	9212.83
अन्य सूचनाएं: Other Information:	—	—	—	—	—	—
खंड अस्तियाँ Segment Assets	285635.91	534946.80	189086.86	21359.32	(10385.86)	1020643.03
अनाबंटित अस्तियाँ Unallocated Assets	—	—	—	—	—	6626.49
कुल अस्तियाँ Total Assets	—	—	—	—	—	1027269.52
खंड देयताएं Segment Liabilities	210066.45	312691.37	459751.93	21403.81	(10385.86)	993527.70
अनाबंटित देयताएँ Unallocated Liabilities	—	—	—	—	—	33741.82
कुल देयताएँ Total Liabilities	—	—	—	—	—	1027269.52

फारमेंट में संशोधन के कारण भारतीय रिज़र्व बैंक के 18 अप्रैल 2007 के परिपत्र क्रमांक बीपी.बीसी.81/21.04.018/2006-07 के अनुसार पिछले वर्ष के आकड़े नहीं प्रकट किये गये हैं.

In view of the revision in the format, previous year's figures have not been disclosed in view of RBI Circular No. BP.BC.81/21.04.018/ 2006-07 dated 18th April 2007.

भाग ख : द्वितीयक खंड
PART B : SECONDARY SEGMENTS

विवरण Particulars	देशी परिचालन Domestic Operations	विदेशी परिचालन Foreign Operations	योग Total
राजस्व Revenue	83,566.13 (62,969.73)	6,652.68 (4,154.41)	90218.81 (67124.14)
आस्तियां Assets	9,30,748.23 (7,56,908.79)	96,521.29 (58,265.62)	10,27,269.52 (8,15,174.41)

i) आय/व्यय पूरे वर्ष हेतु हैं। आस्तियाँ/देयताओं का विवरण दिनांक 31.03.2008 का है।

ii) कोष्टकों में दिए गए आकडे पिछले वर्ष के हैं।

i) Income / Expenses are for the whole year. Assets / Liabilities are as at 31st March.

ii) Figures within brackets are for previous year.

14. नागालैंड रूरल बैंक

15. पर्वतीय ग्रामीण बैंक

16. पूर्वांचल क्षेत्रीय ग्रामीण बैंक

17. समस्तीपुर क्षेत्रीय ग्रामीण बैंक

18. सौराष्ट ग्रामीण बैंक

19. उत्कल ग्राम्य बैंक

20. उत्तरांचल ग्रामीण बैंक

21. वनांचल ग्रामीण बैंक

22. विदिशा भोपाल क्षेत्रीय ग्रामीण बैंक

23. एसबीआइ होम फायनांस लिमिटेड

24. क्लिअरिंग कार्पोरेशन आफ इंडिया लिमिटेड

25. नेपाल एसबीआइ बैंक लिमिटेड

26. एसएस वेंचर्स सर्विसेस लिमिटेड

27. बैंक आफ भूटान

28. युटीआइ एसेट मैनेजमेंट कंपनी प्रा. लि.

ग. बैंक के प्रमुख प्रबंधन कार्मिक

1. श्री ओ.पी. भट्ट, अध्यक्ष
2. श्री टी. एस. भट्टाचार्य, प्रबंध निदेशक, 31 जनवरी 2008 तक
3. श्री योगेश अग्रवाल, प्रबंध निदेशक 30 जून 2007 तक
4. श्री एस. के. भट्टाचार्य, प्रबंध निदेशक, 08 अक्तूबर 2007 से

4.4.2 वर्ष के दौरान जिन पक्षों से लेन-देन किए गए

लेखा मानक (एएस) 18 के अनुच्छेद 9 के अनुसार "सरकार - नियंत्रित उद्यम" रूप में संबंधित पक्ष के संबंध में कोई प्रकटीकरण अपेक्षित नहीं है। पुन: लेखा मानक 18 के अनुच्छेद 5 के अनुसार प्रमुख प्रबंधन कार्मिक तथा प्रमुख प्रबंधन कार्मिकों के संबंधियों के बारे में बैंकर-ग्राहक संबंध की प्रकृति वाले लेनदेनों का प्रकटीकरण आवश्यक नहीं है। अन्य विवरण निम्नानुसार है :

1. सी-एज टेकनोलॉजीज लि.
2. जीई कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेज प्रा.लि.
3. एसबीआइ होम फाइनेंस लिमिटेड
4. बैंक ऑफ भूटान
5. नेपाल एसबीआइ बैंक लि.
6. एसएस वेंचर्स सर्विसेज लिमिटेड
7. श्री ओ.पी.भट्ट
8. श्री टी.एस. भट्टाचार्य (31.01.2008 तक)
9. श्री योगेश अग्रवाल, (30.06.2007 तक)
10. श्री एस.के. भट्टाचार्य, प्रबंध निदेशक (08.10.2007 से)

14. Nagaland Rural Bank
15. Parvatiya Gramin Bank
16. Purvanchal Kshetriya Gramin Bank
17. Samastipur Kshetriya Gramin Bank
18. Saurashtra Grameena Bank
19. Utkal Gramya Bank
20. Uttaranchal Gramin Bank
21. Vananchal Gramin Bank
22. Vidisha Bhopal Kshetriya Gramin Bank
23. SBI Home Finance Limited.
24. Clearing Corporation of India Ltd
25. Nepal SBI Bank Ltd.
26. S. S. Ventures Services Ltd
27. Bank of Bhutan
28. UTI Asset Management Company Pvt. Ltd.

C) Key Management Personnel of the Bank:

1. Shri O. P. Bhatt, Chairman
2. Shri T. S. Bhattacharya, Managing Director upto 31st January 2008
3. Shri Yogesh Agarwal, Managing Director upto 30th June 2007
4. Shri S. K. Bhattacharyya, Managing Director from 08th October 2007

4.4.2 Related Parties with whom transactions were entered into during the year:

No disclosure is required in respect of related parties which are "state controlled enterprises" as per paragraph 9 of Accounting Standard (AS) 18. Further, in terms of paragraph 5 of AS 18, transactions in the nature of banker-customer relationship are not required to be disclosed in respect of Key Management Personnel. Other particulars are:

1. C Edge Technologies Ltd.
2. GE Capital Business Process Management Services Pvt. Ltd.
3. SBI Home Finance Ltd.
4. Bank of Bhutan
5. Nepal SBI Bank Ltd.
6. S. S. Ventures Services Ltd.
7. Shri O. P. Bhatt,
8. Shri T. S. Bhattacharya (upto 31st January 2008)
9. Shri Yogesh Agarwal, (upto 30th June 2007)
10. Shri S. K. Bhattacharyya, Managing Director from 8th October 2007

4.4.3. लेनदेन और शेष राशियाँ

विवरण	सहयोगी/ संयुक्त उद्यम	प्रमुख प्रबंधन कार्मिक@	योग
जमा-राशियाँ #	62.56 (295.37)	- (-)	62.56 (295.37)
अन्य देयताएँ #	97.75 (1.76)	- (-)	97.75 (1.76)
विनिधान #	21.75 (19.75)	- (-)	21.75 (19.75)
अन्य अस्तियाँ #	0.08 (-)	- (-)	0.08 (-)
संदत्त ब्याज $	3.16 (6.59)	- (-)	3.16 (6.59)
प्राप्त ब्याज $	- (0.22)	- (-)	- (0.22)
लाभांश के रूप में अर्जित आय $	2.94 (0.50)	- (-)	2.94 (0.50)
प्रदत्त सेवाएँ $	0.07 (-)	- (-)	0.07 (-)
प्राप्त सेवाएँ $	- (1.66)	- (-)	- (1.66)
प्रबंधन संविदाएँ $	- (0.65)	0.54 (0.15)	0.54 (0.80)

(कोष्ठकों में दिए गए आंकड़े पिछले वर्ष के हैं)

31 मार्च की स्थिति के अनुसार

$ वर्ष के लेन-देन

@ ऐसे लेन देन जो बैंकर और ग्राहक के संबंधों की प्रकृति के नहीं हैं।

4.5 पट्टे :

1 अप्रैल 2001 को या उसके पश्चात् वित्तीय पट्टों पर दी गई आस्तियाँ : इन वित्तीय पट्टों का ब्योरा नीचे दिया गया है।

विवरण	2007-08 चालू वर्ष	2006-07 पिछला वर्ष
पट्टों में किए गए सकल विनिधान	43.29	164.73
प्राप्य न्यूनतम पट्टा भुगतानों का वर्तमान मूल्य 1 वर्ष से कम	8.91	8.91
1 से 5 वर्ष तक	9.67	15.04
5 वर्ष और उससे अधिक	-	-
योग	18.58	23.95
अनर्जित वित्त का वर्तमान मूल्य	3.76	5.00

समूह ने लिए गए परिचालित पट्टों और मंजूर किए गए परिचालन पट्टों को संकलित नहीं किया है। तदनुसार, इनके संबंध में कोई प्रकटीकरण नहीं किया गया है।

4.4.3 Transactions / Balances :

Items/Related Party	Associates/ Joint Ventures	Key Management Personnel @	Total
Deposit#	62.56 (295.37)	— (—)	62.56 (295.37)
Other Liability#	97.75 (1.76)	— (—)	97.75 (1.76)
Investments#	21.75 (19.75)	— (—)	21.75 (19.75)
Other Assets #	0.08 (—)	— (—)	0.08 (—)
Interest paid $	3.16 (6.59)	— (—)	3.16 (6.59)
Interest received$	— (0.22)	— (—)	— (0.22)
Income earned by way of Dividend $	2.94 (0.50)	— (—)	2.94 (0.50)
Rendering of services $	0.07 (—)	— (—)	0.07 (—)
Receiving of services $	— (1.66)	— (—)	— (1.66)
Management contracts $	— (0.65)	0.54 (0.15)	0.54 (0.80)

(Figures in brackets pertain to previous year)

Balances as at 31st March

$ Transactions for the year

@ Transactions which are not in the nature of banker-customer relationship.

4.5 Leases:

Assets given on Financial Leases on or after 1st April 2001: The details of financial leases are given below.

Particulars	2007-08 Current Year	2006-07 Previous Year
Total gross investment in the leases	43.29	164.73
Present value of minimum lease payments receivable Less than 1 year	8.91	8.91
1 to 5 years	9.67	15.04
5 years and above	—	—
Total	18.58	23.95
Present value of unearned finance	3.76	5.00

The group has not compiled the data on operating leases taken and operating leases granted. Accordingly no disclosure for the same is made.

4.6 प्रति शेयर उपार्जन :

बैंक ने लेखा मानक 20, 'प्रति शेयर उपार्जन' के अनुसार प्रत्येक इक्विटी शेयर पर मूल और कम की गई आय की सूचना दी है। वर्ष के दौरान, कर के पश्चात् निवल लाभ को बकाया इक्विटी शेयरों की भारित औसत संख्या से अलग करके प्रति शेयर 'मूल आय' की गणना की गई है। वर्ष के दौरान कोई भी कम किए गए मूल्य के संभाव्य इक्विटी शेयर बकाया नहीं हैं।

विवरण	2007-08 चालू वर्ष	2006-07 पिछला वर्ष
मूल और कम किए गए		
मूल प्रति शेयर आय की गणना के लिए प्रयुक्त भारित औसत इक्विटी शेयरों की सं.	53,14,45,447	52,74,63,672
जोड़े : इएसपीएस योजना के कारण जारी किए जाने वाले संभावित इक्विटी शेयरों की संख्या	5,09,911	—
कम किए गए प्रति शेयर आय की गणना के लिए प्रयुक्त भारित औसत शेयरों की संख्या	53,19,55,358	52,74,63,672
निवल लाभ (अल्पांश को छोड़कर)	8960.61	6364.38
प्रति शेयर मूल आय (रु.)	168.61	120.66
कम की गई प्रति शेयर आय (रु.)	168.45	120.66
प्रति शेयर नाममात्र मूल्य (रु.)	10.00	10.00

4.7 आय पर कर का लेखा - करण

i) वर्ष के दौरान, आस्थगित कर समायोजन के द्वारा रु. 483.03 करोड़ (क्रेडिट) [पिछले वर्ष रु.77.56 करोड़ (क्रेडिट)] लाभ और हानि खाते में जमा किया गया।

ii) वर्ष के दौरान, रु. 582.98 करोड़ (पिछले वर्ष शून्य) राशि को राजस्व और अन्य आरक्षितियों के नामे समायोजित कर्मचारी हित लाभ के रु.5848.46 करोड़ के संक्रमणीय दायित्व पर आस्थगित कर को समायोजित किया गया।

iii) प्रमुख मदों में आस्ति और देयता का मदवार विवरण निम्न तालिका में दिया गया है।

विवरण	2007-08 चालू वर्ष	2006-07 पिछला वर्ष
आस्थगित कर आस्तियाँ		
अनर्जक आस्तियों के लिए प्रावधान	282.81	415.18
एक्जिट विकल्प के लिए अनुग्रह राशि का भुगतान	147.83	147.75
वेतन संशोधन	214.92	
ग्रैच्युटी, अवकाश, पेंशन आदि के लिए प्रावधान	556.73	
अन्य	751.68	542.72
योग	**1953.97**	**1105.65**
आस्थगित कर देयताएँ		
अचल आस्तियों पर मूल्यन्हास	110.43	116.67
प्रतिभूतियों पर ब्याज	580.96	621.41
अन्य	484.19	605.66
योग	**1175.58**	**1343.74**
निवल आस्थगित कर आस्तियाँ/ (देयताएँ)	**778.39**	**(238.09)**

4.6 Earnings Per Share:

The Bank reports basic and diluted earnings per equity share in accordance with Accounting Standard 20 - "Earnings per Share". "Basic earnings" per share is computed by dividing net profit after tax by the weighted average number of equity shares outstanding during the year.

Particulars	2007-08 Current Year	2006-07 Previous Year
Basic and diluted		
Weighted average no of equity shares used in computing basic earning per share	53,14,45,447	52,74,63,672
Add: Potential number of equity shares that could arise on account of ESPS scheme	5,09,911	—
Weighted average number of shares used in computing diluted earning per share	53,19,55,358	52,74,63,672
Net profit (Other than minority)	8960.61	6364.38
Basic earnings per share (Rs.)	168.61	120.66
Diluted earnings per share (Rs.)	168.45	120.66
Nominal value per share (Rs.)	10.00	10.00

4.7 Accounting for taxes on Income

i) During the year, Rs. 483.03 Crore (credit) [Previous Year Rs. 77.56 Crore (credit)] has been credited to Profit and Loss Account by way of adjustment of deferred tax.

ii) During the year Rs.582.98 Crore (previous year Nil) has been netted off by debit to Revenue and Other Reserve by way of adjustment of deferred tax on Transitional Liability of Rs.5848.46 Crore towards employee benefits.

iii) The break up of deferred tax assets and liabilities into major items is given below:

Particulars	2007-08 Current Year	2006-07 Previous Year
Deferred Tax Assets		
Provision for non performing assets	282.81	415.18
Ex-gratia paid under Exit option	147.83	147.75
Wage Revision	214.92	
Provision for Gratuity, Leave, Pension etc.	556.73	
Others	751.68	542.72
Total	**1953.97**	**1105.65**
Deferred Tax Liabilities		
Depreciation on Fixed Assets	110.43	116.67
Interest on securities	580.96	621.41
Others	484.19	605.66
Total	**1175.58**	**1343.74**
Net Deferred Tax Assets/(Liabilities)	**778.39**	**(238.09)**

4.8 संयुक्त रूप से नियंत्रित कंपनियों में विनिधान:

Investments in jointly controlled entities:

लेखा मानक 27 की अपेक्षा के अनुसार, संयुक्त रूप से नियंत्रित कंपनियों में बैंक के हिस्से से संबंधित आस्तियों, देयताओं, आय और व्यय की कुल राशि निम्नानुसार प्रकट की गई है:

As required by AS 27, the aggregate amount of the assets, liabilities, income and expenses related to the Bank's interests in jointly controlled entities are disclosed as under:

क : आस्तियाँ और दायित्व A: Assets and Liabilities:

	2007-08 चालू वर्ष Current Year	2006-07 पिछला वर्ष Previous Year
दायित्व / Liabilities		
पूँजी और आरक्षितियाँ / Capital & Reserves	64.41	50.93
जमाराशियाँ / Deposits		
उधार राशियाँ / Borrowings	0.35	0.21
अन्य दायित्व एवं प्रावधान / Other Liabilities & Provisions	27.05	20.60
योग / T OTAL	**91.81**	**71.74**
आस्तियाँ / Assets		
भारतीय रिज़र्व बैंक के पास नकदी एवं शेष राशियाँ Cash and balances with Reserve Bank of India	0.01	0.01
बैंकों के पास जमाराशियाँ और मांग पर तथा अल्प सूचना पर प्राप्त धन Balances with Banks and Money at call and short notice	2.04	3.66
विनिधान / Investments	2.62	2.47
अग्रिम / Advances	—	—
अचल आस्तियाँ / Fixed Assets	16.23	18.59
अन्य आस्तियाँ / Other Assets	70.91	47.01
योग / TOTAL	**91.81**	**71.74**

पूँजीगत प्रतिबद्धताएँ : निरंक (पिछले वर्ष रु. निरंक)
अन्य आकस्मिक दायित्व रु. निरंक (पिछले वर्ष रु. निरंक)

ख : आय एवं व्यय

	2007-08 चालू वर्ष	2006-07 पिछला वर्ष
I. आय		
अर्जित ब्याज	5.69	0.04
अन्य आय	61.63	65.85
कुल	**67.32**	**65.89**
II. व्यय		
व्यय किया गया ब्याज	0	0
परिचालन व्यय	47.41	41.54
प्रावधान एवं आकस्मिक व्यय	6.44	10.07
कुल	**53.85**	**51.61**
III. लाभ	**13.47**	**14.28**

Capital Commitments Rs.Nil (Previous Year Rs. Nil)
Other Contingent Liabilities Rs.Nil (Previous Year Rs. Nil)

B. Income and Expenditure

	2007-08 Current Year	2006-07 Previous Year
I. Income		
Interest earned	5.69	0.04
Other income	61.63	65.85
Total	**67.32**	**65.89**
II. Expenditure		
Interest expended	0	0
Operating expenses	47.41	41.54
Provisions & contingencies	6.44	10.07
Total	**53.85**	**51.61**
III. Profit	**13.47**	**14.28**

4.9 आस्तियों की अपसामान्यता:

बैंक प्रबंधन की दृष्टि में, वर्ष के दौरान, आस्तियों की अपसामान्यता का कोई ऐसा मामला नहीं है जिस पर लेखा मानक 28 - 'आस्तियों की अपसामान्यता' लागू हो।

4.10 प्रावधान, आकस्मिक देयताएँ और आकस्मिक आस्तियाँ

क. प्रावधानों का अलग-अलग विवरण

	2007-08 चालू वर्ष	2006-07 पिछला वर्ष
क) आयकर (वर्तमान कर) के लिए प्रावधान	5128.83	4146.60
ख) आयकर (आस्थगित कर आस्ति) के लिए प्रावधान	(483.03)	(77.56)
ग) अनुषंगी लाभ कर	135.47	124.76
घ) अन्य करों के लिए प्रावधान	(3.54)	(1.45)
ङ) अनर्जक आस्तियों के लिए प्रावधान राशि (प्रतिलेखन प्रावधान के साथ)	2804.05	1775.89
च) वैश्विक ऋण संविभाग में मानक आस्तियों पर सामान्य प्रावधान	773.21	945.42
छ) भारत और भारत के बाहर विनिधानों में मूल्यह्रास	153.15	829.49
ज) आकस्मिक देयताओं के लिए प्रावधान	197.29	51.27
झ) अन्य (प्रतिलेखन को छोड़कर)	413.27	(21.92)
कुल	**9118.70**	**7772.50**

(कोष्ठक के आंकड़े क्रेडिट दर्शाते हैं।)

ख. अस्थिर प्रावधान:

	2007-08 चालू वर्ष	2006-07 पिछला वर्ष
क) अथशेष	**515.95**	**752.90**
ख) वर्ष के दौरान परिवर्धन	169.09	63.05
ग) वर्ष के दौरान आहरण में कमी	0.00	300.00
घ) इतिशेष	**685.04**	**515.95**

4.9 Impairment of assets:

In the opinion of the Bank's Management, there is no impairment to the assets to which Accounting Standard 28 – "Impairment of Assets" applies.

4.10 Provisions, Contingent Liabilities & Contingent Assets

a) Break up of provisions:

	2007-08 Current Year	2006-07 Previous Year
a) Provision for Income Tax (current tax)	5128.83	4146.60
b) Provision for Income Tax (deferred tax)	(483.03)	(77.56)
c) Fringe Benefit Tax	135.47	124.76
c) Provision for other taxes	(3.54)	(1.45)
d) Amount of provision made against NPAs (including write back of provision)	2804.05	1775.89
e) General provision on Standard Assets in the global loan portfolio	773.21	945.42
f) Depreciation in the value of Investments	153.15	829.49
g) Provision for contingent liabilities	197.29	51.27
h) Others (Net of write-backs)	413.27	(21.92)
Total	**9118.70**	**7772.50**

(Figures in brackets indicate credit)

b) Floating provisions:

	2007-08 Current Year	2006-07 Previous Year
a) Opening Balance	**515.95**	**752.90**
b) Addition during the year	169.09	63.05
c) Draw down during the year	0.00	300.00
d) Closing balance	**685.04**	**515.95**

ग. आकस्मिक देयताओं और आकस्मिक आस्तियों का विवरण:

क्रम सं.	विवरण	संक्षिप्त विवरण
1	बैंक के विरुद्ध ऐसे दावे जो ऋण के रूप में अभिस्वीकृत नहीं हैं.	व्यवसाय की सामान्य प्रक्रिया में बैंक विभिन्न कार्यवाहियों में एक पक्ष है। बैंक को ऐसी उम्मीद नहीं है कि इन कार्यवाहियों के परिणाम का तात्विक प्रतिकूल प्रभाव बैंक की वित्तीय स्थितियों, परिचालन परिणामों या नकदी प्रवाह पर पड़ेगा।
2	बकाया वायदा विनिमय संविदाओं के कारण देयताएं	बैंक अपने निजी खाते और ग्राहकों की अंतर-बैंक सहभागिता से विदेशी विनिमय संविदा, मुद्रा विकल्प, वायदा दर करार, मुद्रा विनिमय तथा ब्याज दर विनिमय करता है। वायदा विनिमय संविदाओं की प्रतिबद्धता विदेशी मुद्रा को भविष्य में संविदागत दर पर खरीदने या बेचने के लिए है। मुद्रा विनिमयों की प्रतिबद्धताएँ पूर्व निर्धारित दरों के आधार पर एक मुद्रा के विपरीत दूसरी मुद्रा की ब्याज / मूल राशि के रुप में विनिमय नकदी प्रवाह के लिए हैं। ब्याज दर विनिमय की प्रतिबद्धताएं अचल विनिमय एवं अस्थायी ब्याज दर नकदी प्रवाह के लिए हैं। आनुमानिक राशियाँ, जिन्हें आकस्मिक देयताओं के रूप में दर्ज किया गया है, संविदाओं के ब्याज अंश के परिकलन हेतु न्यूनतम मापदंड के रूप में प्रयुक्त विशिष्ट राशियाँ है।
3	ग्राहकों, बिलों एवं हुंडियों, परांकनों तथा अन्य दायित्वों की ओर से दी गई गारंटियाँ	अपनी वाणिजिक बैंकिंग कार्यवाहियों के एक भाग के रूप में बैंक अपने ग्राहकों की ओर से प्रलेखी ऋण और गारंटी प्रदान करता है। प्रलेखी ऋण से बैंक के ग्राहकों की ऋण अवस्थिति बढ़ती है। गारंटियाँ सामान्यत: बैंक की ओर से अटल आश्वासन होती हैं कि यदि ग्राहक अपने वित्तीय या निष्पादन दायित्वों को पूर्ण करने में असफल होता है तो बैंक ऐसी स्थिति में उनका भुगतान करेगा।
4	अन्य मदें जिनके लिए बैंक आकस्मिक रूप से जिम्मेदार है।	बैंक विभिन्न कर निर्धारण मामलों, जिनसे सम्बद्ध अपीलें विचाराधीन हैं, का एक पक्ष है। बैंक की ओर से इन पर प्रतिवाद किया जा रहा है और इनके लिए कोई प्रावधान नहीं किया गया है। पुन: बैंक ने व्यवसाय की सामान्य प्रक्रिया में शेयरों का अभिदान करने की प्रतिबद्धता की है।

घ. ऊपर उल्लिखित आकस्मिक देयताएँ यथास्थिति, न्यायालय/पंचाट/न्यायालय के बाहर समझौता, अपीलों के निपटान, राशि के माँगे जाने, संविदागत बाध्यताएँ, संबंधित पक्षों द्वारा माँग प्रस्ताव के अंतरण और उसे उद्भूत करने के दायित्व पर आधारित हैं।

ङ. आकस्मिक देयताओं के प्रति प्रावधानों का उतार-चढ़ाव

विवरण	2007-08 चालू वर्ष	2006-07 पिछला वर्ष
क) अथशेष	**142.19**	**120.54**
ख) वर्ष के दौरान परिवर्धन	118.33	37.33
ग) वर्ष के दौरान आहरण में कमी	22.18	15.68
घ) इतिशेष	**238.34**	**142.19**

5. **विचाराधीन वेतन करार :** सदस्य बैंकों की ओर से भारतीय बैंक संघ द्वारा ऑल इंडिया यूनियन्स ऑफ वर्कमैन के साथ किया गया आठवाँ द्विपक्षीय समझौता 31 अक्टूबर 2007 को कालातीत हो गया। नए समझौते के विचाराधीन कार्यान्वयन की पृष्ठभूमि में, लेखे में रु. 666.89 करोड़ का प्रावधान किया गया है - जो दिनांक 01 नवम्बर 2007 से प्रभावी होने वाले वेतन - संशोधन के कारण बैंक की अनुमानित देयता से संबंधित है।

6. **एक्जिट विकल्प :** बैंक ने अपने कर्मचारियों की पात्रता के अनुरूप एक्जिट विकल्प योजना कार्यान्वित की। वर्ष के दौरान, एक्जिट विकल्प

c) Description of contingent liabilities and contingent assets:

Sr. No	Items	Brief Description
1	Claims against the Group not acknowledged as debts	The parent and its constituents are parties to various proceedings in the normal course of business. It does not expect the outcome of these proceedings to have a material adverse effect on the Group's financial conditions, results of operations or cash flows.
2	Liability on account of outstanding forward exchange contracts	The Group enters into foreign exchange contracts, currency options, forward rate agreements, currency swaps and interest rate swaps with inter-bank participants on its own account and for customers. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest/principal in one currency against another, based on predetermined rates. Interest rate swaps are commitments to exchange fixed and floating interest rate cash flows. The notional amounts that are recorded as contingent liabilities, are typically amounts used as a benchmark for the calculation of the interest component of the contracts.
3	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	As a part of its commercial banking activities, the Group issues documentary credits and guarantees on behalf of its customers. Documentary credits enhance the credit standing of the customers of the Group. Guarantees generally represent irrevocable assurances that the Bank will make payment in the event of the customer failing to fulfil its financial or performance obligations.
4	Other items for which the Group is contingently liable	The Group is a party to various taxation matters in respect of which appeals are pending. These are being contested by the Group and not provided for. Further the Group has made commitments to subscribe to shares in the normal course of business.

d) The contingent liabilities mentioned above are dependent upon the outcome of court/arbitration/out of court settlements, disposal of appeals, the amount being called up, terms of contractual obligations, devolvement and raising of demand by concerned parties, as the case may be.

e) **Movement of provisions against contingent liabilities:**

	2007-08 Current Year	2006-07 Previous Year
a) **Opening Balance**	**142.19**	**120.54**
b) Addition during the year	118.33	37.33
c) Draw down during the year	22.18	15.68
d) Closing balance	**238.34**	**142.19**

5. **Pending Wage Agreement:** The Eighth Bipartite Settlement entered into by the Indian Banks' Association on behalf of the member Banks with the All India Unions of Workmen expired on 31st October 2007. Pending the execution of a new agreement a provision of Rs. 666.89 Crore has been made in the accounts for the Bank's estimated liability in respect of wage revision to be effective from 1st November 2007.

6. **Exit Option:** The Bank had implemented an Exit Option Scheme for its eligible employees. The ex-gratia payments under exit option aggregating to Rs. 145.08

के अधीन कुल 145.08 करोड़ रुपए (पिछले वर्ष 483.32 करोड़ रुपए) की अनुग्रह अदायगी को लाभ और हानि खाते में प्रभारित किया गया है।

7. **अंतर कार्यालय खाते / सरकारी खाते / उचंती खाते :** शाखाओं, नियंत्रक कार्यालयों और कारपोरेट केंद्र के प्रतिष्ठानों के बीच लेन-देन का समायोजन 31 दिसम्बर 2007 तक की अवधि के लिए किया गया है। बकाया प्रविष्टियों के समायोजन / समाप्ति के लिए कदम उठाए जा रहे हैं। इसके अतिरिक्त, विदेशी मुद्रा, स्वर्ण, मुद्रा-लेन-देनों और सरकारी लेन-देनों के समायोजन के लिए प्रयास किए जा रहे हैं। इन प्रयासों का यदि बैंक के वित्तीय विवरण पर कोई प्रभाव पड़ा है तो उसे ज्ञात नहीं किया जा सका है।

8. **पेंशन निधि में अतिरिक्त अंशदान:**

भारत सरकार, बैंक की पेंशन निधि नियमावली में यह उल्लिखित है कि बैंक वेतन का 10% पेंशन निधि में अंशदान करेगा। भारत सरकार ने सुझाव दिया है कि बैंक निधि की नियमावली के अनुसार निधि में अंशदान करे। फिर भी, लेखा मानक 15 (संशोधित 2005) के अनुरूप और बीमांकिक मूल्यनों के अनुसार पर्याप्त विवेकपूर्ण प्रावधान करने के लिए बैंक ने वित्तीय वर्ष के दौरान पेंशन निधि में रु. 546 करोड़ (पिछले वर्ष रु. 864 करोड़) का अतिरिक्त अंशदान किया।

9. अंतर समूह बकाया और ब्याज आय, ब्याज-व्यय, अन्य आय और अन्य परिचालन व्ययों को पूर्णतः परित्यक्त कर दिया गया है।

ब्याज आय, ब्याज व्यय, अन्य आय और अन्य परिचालन व्ययों के संबंध में आंकड़ों में निम्नलिखित अंतर को आय और व्यय खाते में से इस आधार पर परित्यक्त कर दिया गया है कि संबंधित इकाई द्वारा रिपोर्ट किए गए उच्चतम आंकड़े रिपोर्टिंग-त्रुटि का परिणाम है। इनका रिपोर्ट किए गए अंतर-समूह हाभ हानि पर कोई प्रभाव पड़ा है। संबंधित इकाई द्वारा रिपोर्ट किए गए आकड़ो पर उपरोक्तानुसार विचार किया गया है और तदनुसार इसे अंतर बैंक समायोजन में परिलक्षित किया गया है।

विवरण	इकाई द्वारा रिपोर्ट मद (क)	अन्य इकाइयों द्वारा उसी मद की रिपोर्ट (ख)	आय और व्यय/ आस्ति देयता से निकाला गया (ग)	रिपोर्ट किये गये आकड़ों में अंतर घ = (ग-क)
ब्याज आय	327	449	522	195
ब्याज व्यय	449	327	522	73
अन्य आय	93	135	183	90
अन्य व्यय	135	93	183	48

विवरण	संबंधित इकाई द्वारा रिपोर्ट के अनुसार राशि परित्यक्त		अंतर बैंक समायोजन
आस्तियाँ	10405	10385	20
देयताएँ	10385	10405	(20)

10. स्टेट बैंक समूह द्वारा क्रय किए गए/बेचे गए विनिधानों से गैर वसूलीकृत प्राप्तियों को पूरा का पूरा छोड़ दिया गया है। तथापि - ऐसे मामलों में जहां अंतरण-प्राप्तकर्ता ने इस प्रकार के विनिधान को 'परिपक्वता के लिए रखे गए' श्रेणी में वर्गीकृत किया है - परिशोधन की गणना विनिधान के अंकित मूल्य और धारक की लागत में अंतर की गणना द्वारा निर्धारित की जाती है -

Crore (previous year Rs. 483.32 Crore) have been charged to the Profit & Loss account during the year.

7. **Inter Office Accounts / Government Accounts/ Suspense Accounts:** Inter Office transactions between branches, controlling offices and local head offices and corporate centre establishment have been reconciled upto 31st December 2007. Further, pipeline transitions in respect of foreign exchange, gold, currency transactions and Government transactions are under reconciliations. Steps for adjustment / elimination of outstanding entries are in progress. These balances are subject to reconciliation, the ultimate effect of which is not expected to be material.

8. **Additional contribution to Pension Fund:**

The parent's Pension Fund rules state that that the parent shall contribute 10% of salary to the Pension Fund. The Government of India, have advised the parent to contribute to the Pension Fund in accordance to the Fund rules. However, in order to comply with the Accounting Standard 15 (revised 2005) and to make adequate prudential provisions in accordance with the acturial valuations, the parent has made an additional contribution of Rs. 546 crore (previous year Rs. 864 crore) to the Pension Fund during the financial year.

9. Intra-group balances and transactions of interest income, interest expenses, other incomes and other operating expenses are eliminated in full.

In case of following differences between the figures reported by the entities in respect of interest income, interest expenses, other incomes and other operating expenses, the higher of the amounts reported by different contracting entities are considered for elimination both from income and expenditure on the presumption of reporting errors by the reporting entities, without impacting the reported profit/loss and in respect of intra group balances, the figures reported by the contracting entities are considered as such and the differences are reflected as 'Inter Bank Adjustments':

Particulars	Item reported by entities (A)	Corresponding items reported by other entities (B)	Eliminated from income and expenditure (C)	Difference between reported figures D=(C-A)
Interest income	327	449	522	195
Interest expenses	449	327	522	73
Other income	93	135	183	90
Other expenditure	135	93	183	48

Particulars	Amount Eliminated as reported by respective contracting entities		Inter Bank Adjustment
Assets	10405	10385	20
Liabilities	10385	10405	(20)

10. In respect of intra group sale/purchase of investment, unrealised gains are fully eliminated. However, in case where such investments are classified by the transferee under 'Held to Maturity' category, the amortisation is calculated as the difference between the face value and cost of the transferee without considering the subsequent transfer of those securities

और करते समय उक्त विनिधान के किसी अन्य श्रेणी में गणना को आधार नहीं बनाया जाता है। छोड़ दी जानेवाली गैर-वसूलीकृत प्राप्तियों पर इनके प्रभाव का आकलन नहीं किया जा सका है।

11. कुछ अनुषंगियों द्वारा पालन की जा रही भिन्न प्रकार की लेखा-नीति के लिए समायोजन नही किया जा सका है। ऐसा सम्बंधित विनियामक अपेक्षाओं के कारण किया गया है जिसका विवरण निम्नलिखित है।

11.1 ऐसे अग्रिम जो 180 दिन से अधिक अवधि के लिए अतिदेय हैं - उनकी ब्याज-आय को प्रोद्भवन आधार पर अभिज्ञान में लेना जबकि बैंक की नीति 90 दिन से अधिक की अवधि के लिए है।

11.2 कार्ड व्यवसाय के संबंध में जारी करने के शुल्क/अन्य लेने देनों के शुल्क को उसी दिन अभिज्ञान में लिया गया है जिस दिन वे देय हुए हैं। जबकि बैंक की नीति उस आय को वसूली होने पर अभिज्ञान में लेने की है।

भिन्न लेखा नीतियों को रु. 239.90 करोड़ राशि पर लागू किया गया है। इनका आस्ति, देयताओं और राजस्व पर क्या प्रभाव पड़ा इसका अनुमान नहीं लगाया जा सका।

12. भारतीय रिजर्व बैंक के परिपत्र डीबीओडी क्रमांक बीपी.बीसी. 42/21-01-02/2007-08 के निदेशानुसार रिडीमेबल प्रिफरेंस शेयरों को देयता माना गया है और उन पर भुगतान किए जाने वाले कुपनों को ब्याज माना गया है।

13. आइसीएआइ द्वारा जारी सामान्य स्पष्टीकरणों को ध्यान में रखते हुए - समेकित वित्तीय विवरण की यथातथ्यता और उपयुक्तता पर कोई प्रभाव न होने के कारण उसमें - पैरेंट और अनुषंगियों के अलग वित्तीय विवरणों में उल्लिखित ऐसी सांविधिक सूचनाओं का यहां समेकित वित्तीय विवरणों में प्रकटीकरण नहीं किया गया है।

14. जहां भी आवश्यक और संभव था विगत वर्ष के आंकड़ों को चालू वर्ष के आंकड़ों से तुल्य बनाने के लिए पुनर्समूहित और पुनर्वर्गीकृत किया गया है। ऐसे मामलों में जहां भारतीय रिजर्व बैंक के दिशा-निर्देशो के अनुसार प्रकटीकरण पहली बार किए गए हैं - पिछले वर्ष के आंकड़ों का उल्लेख नहीं किया गया है।

into a different category. The impact of the same on the unrealised gains to be eliminated could not be ascertained.

11. No adjustments for divergent accounting policies followed by some of the subsidiaries have been made in respect of the following accounting policies as per their respective regulatory requirements:

11.1 Recognition of interest income on accrual basis in respect of advances, when the advances become overdue for more than 180 days as against the bank's policy of 90 days

11.2 Fees on issuance/ other transactions in respect of card business has been recognised as and when it become due as against the bank's policy of recognising such income on realisation basis.

The total proportion for which different accounting policies have been applied aggregates to Rs. 239.90 Crore. The impact thereof on the assets, liabilities and revenues could not be unascertained.

12. In accordance with RBI circular DBOD NO.BP.BC.42/ 21.01.02/2007-08 redeemable preference shares are treated as liabilities and the coupon payable thereon is treated as interest.

13. Additional statutory information disclosed in separate financial statements of the parent and the subsidiaries having no bearing on the true and fair view of the consolidated financial statements and also the information pertaining to the items which are not material have not been disclosed in the consolidated financial statements in view of the general clarifications issued by ICAI.

14. Previous year's figures have been regrouped and reclassified, wherever necessary and determinable, to make them comparable with current year's figures. In cases where disclosures have been made for first time in terms of RBI guidelines, previous year figures have not been mentioned.

(ओम प्रकाश भट्ट)
(OM PRAKASH BHATT)
अध्यक्ष
Chairman

(एस. के. भट्टाचार्य)
(S. K. BHATTACHARYYA)
प्रबंध निदेशक एवं मुख्य ऋण
एवं जोखिम अधिकारी
Managing Director & Chief Credit
& Risk Officer
कोलकाता, 2 मई, 2008
Kolkata, 2nd May, 2008

कृते एम. एम. निस्सिम एंड कंपनी
For M. M. Nissim & Co.
सनदी लेखाकर
Chartered Accountants

(संजय खेमानी)
(SANJAY KHEMANI)
भागीदार
Partner
लेखा परीक्षक
Auditor

सदस्यता क्रमांक/Membership No. 44577

31 मार्च 2008 को समाप्त वर्ष के लिए नकदी प्रवाह विवरण

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH 2008

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2008 को समाप्त वर्ष Year ended 31.3.2008	31.3.2007 को समाप्त वर्ष Year ended 31.3.2007
	रु. Rs.	रु. Rs.
क. परिचालन कार्यकलापों से नकदी प्रवाह A. CASH FLOW FROM OPERATING ACTIVITIES	(4209,41,26)	5134,13,70
ख. विनिधान कार्यकलापों से नकदी प्रवाह B. CASH FLOW FROM INVESTING ACTIVITIES	(1642,44,22)	(965,36,66)
ग. वित्तपोषण कार्यकलापों से नकदी प्रवाह C. CASH FLOW FROM FINANCING ACTIVITIES	22633,71,61	11010,35,22
घ. विनिमय घट-बढ़ नकदी प्रवाह D. CASH FLOW ON ACCOUNT OF EXCHANGE FLUCTUATION	(230,30,80)	(38,77,88)
नकदी एवं नकदी समतुल्य में निवल परिवर्तन **NET CHANGE IN CASH AND CASH EQUIVALENTS**	**16551,55,33**	**15140,34,38**
ङ. वर्ष के आरंभ में नकदी एवं नकदी समतुल्य - E. CASH AND CASH EQUIVALENTS - OPENING	72476,86,37	57336,51,99
ङ. वर्ष के अंत में नकदी एवं नकदी समतुल्य - F CASH AND CASH EQUIVALENTS - CLOSING	89028,41,70	72476,86,37

क. परिचालन कार्यकलापों से नकदी प्रवाह

A. CASH FLOW FROM OPERATING ACTIVITIES

कर पूर्व निवल लाभ Net Profit before taxes	13738,33,96	10556,71,73
समायोजन ADJUSTMENT FOR:		
मूल्यह्रास शुल्क Depreciation charge	1038,33,36	950,06,98
स्थिर आस्तियों के विक्रय पर (लाभ)/हानि (निवल) (Profit)/ Loss on sale of fixed assets (Net)	(10,70,83)	(12,53,21)
अलाभकारी आस्तियों के लिए प्रावधान Provision for NPAs	2804,04,68	1775,89,17
मानक आस्तियों के लिए प्रावधान Provision for Standard Assets	773,21,03	945,42,27
भारत में निवेशों पर मूल्यह्रास Depreciation on Investments in India	103,94,12	834,46,66
भारत के बाहर निवेशों पर मूल्यह्रास Depreciation on Investments Outside India	84,24,05	3,51,26
अनुषंगियों/संयुक्त-उद्यमों के लिए प्रावधान Provision for investments in Sub./Joint venture	(35,02,60)	(8,49,43)
विनिधानों के विक्रय पर (लाभ)/हानि (निवल) (Profit)/Loss on sale of investments (Net)	(2780,60,20)	(971,11,05)
विनिधानों के पुनर्मूल्यांकन पर हानि Loss on revaluation of investments	856,75,44	640,74,29
अन्य आस्तियों पर प्रावधान Provision on other assets	413,26,93	(29,56,03)
अन्य प्रावधान Other Provisions	197,29,16	58,91,63
वर्ष के दौरान अपलिखित आस्थगित राजस्व खर्च Deferred Revenue Expenditure written off during the year	(29,52,65)	13,28,03
बांडों पर संदत्त ब्याज (वित्तीय गतिविधि) Interest paid on Bonds (Financing Activity)	2384,62,06	1222,14,86
सहयोगियों से प्राप्त लाभांश/अर्जित आय (निवेश गतिविधि) Dividend/Earnings from Associates (Investing activity)	(211,00,17)	(195,59,27)
घटाएं : प्रत्यक्ष-कर Less : Direct Taxes	(5759,81,38)	(5433,95,45)
	13567,36,96	**10349,92,44**
समायोजन Adjustment for:		
जमाराशियों में वृद्धि/(कमी) Increase/(Decrease) in Deposits	140143,64,19	92248,61,16
उधारराशियों में वृद्धि/(कमी) Increase/(Decrease) in Borrowings	17361,33,99	11686,93,20
विनिधानों में (वृद्धि)/कमी (Increase)/Decrease in Investments	(55387,57,96)	11091,24,17
अग्रिमों में (वृद्धि)/कमी (Increase)/Decrease in Advances	(118740,02,24)	(114585,61,77)

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2008 को समाप्त वर्ष Year ended 31.3.2008	31.3.2007 को समाप्त वर्ष Year ended 31.3.2007
अन्य देयताओं और प्रावधानों में वृद्धि/(कमी) Increase/(Decrease) in Other Liabilities & Provisions	19870,98,41	(5315,38,98)
अन्य आस्तियों में (वृद्धि)/कमी (Increase)/Decrease in Other Assets	(21025,14,61)	(341,56,52)
परिचालन कार्यकलापों से उपलब्ध निवल नकदी **NET CASH PROVIDED BY OPERATING ACTIVITIES**	**(4209,41,26)**	**5134,13,70**
ख. विनिधान कार्यकलापों से नकदी प्रवाह **B. CASH FLOW FROM INVESTING ACTIVITIES**		
संयुक्त उद्यमों/सहयोगियों के विनिधानों में (वृद्धि)/कमी (Increase)/Decrease in Investments in Joint Ventures/Associates	(162,40,41)	(180,36,02)
ऐसे विनिधानों पर अर्जित आय Income earned on such Investments	211,00,17	195,59,27
अचल आस्तियों में (वृद्धि)/कमी (Increase)/Decrease in Fixed Assets	(1691,03,98)	(980,59,91)
विनिधान कार्यकलापों द्वारा उपलब्ध कराई गई निवल नकदी **NET CASH PROVIDED BY INVESTING ACTIVITIES**	**(1642,44,22)**	**(965,36,66)**
ग. वित्तपोषण कार्यकलापों से नकदी प्रवाह **C. CASH FLOW FROM FINANCING ACTIVITIES**		
शेयर पूँजी Share Capital	105,17,15	—
शेयर प्रीमियम Share Premium	16588,39,42	—
टायर - 1 बांड निर्गम Issue of Tier I Bonds	1877,70,00	1972,40,00
अपर टायर - 2 बांड निर्गम Issue of Upper Tier II Bonds	7863,50,00	8156,34,72
गौण बांड निर्गम Issue of Subordinated Bonds	1226,60,00	3281,48,47
गौण बांड प्रतिसंदाय Repayment of Subordinated Bonds	(1755,26,00)	(285,00,00)
बांडों पर संदत्त ब्याज Interest Paid on Bonds	(2384,62,06)	(1222,14,86)
संदत्त लाभांश उस पर कर सहित Dividends Paid including tax thereon	(862,04,07)	(840,15,72)
अनुषंगियों द्वारा संदत्त लाभांश Dividends tax Paid by subsidiaries	(25,72,83)	(52,57,39)
वित्तीय गतिविधियों द्वारा प्रदत निवल नकदी **NET CASH PROVIDED BY FINANCING ACTIVITIES**	**22633,71,61**	**11010,35,22**
घ. विनिमय उतार-चढ़ाव के कारण नकदी प्रवाह **D. CASH FLOWS ON ACCOUNT OF EXCHANGE FLUCTUATION**		
विदेशी अनुषंगियों की आरक्षितियां Reserve of Foreign Subsidiaries	(101,13,57)	(38,77,88)
अन्य - विदेशी मुद्रा बांड का पुनर्मूल्यन Others - Revaluation of foreign currency Bonds	(129,17,23)	—
विनिमय उतार-चढ़ाव के कारण निवल नकदी प्रवाह **Net Cashflows on A/C of Exchange Fluctuation**	**(230,30,80)**	**(38,77,88)**

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2008 को समाप्त वर्ष Year ended 31.3.2008	31.3.2007 को समाप्त वर्ष Year ended 31.3.2007
ङ. वर्ष के आरंभ में नकदी एवं नकदी समतुल्य		
E. CASH AND CASH EQUIVALENTS - OPENING		
हाथ नकदी (इसमें विदेशी करेंसी नोट तथा सोना सम्मिलित है) Cash in hand (including FC notes & gold)	3147,25,02	2519,44,10
भारतीय रिज़र्व बैंक में अथशेष Balances with Reserve Bank of India	41918,85,11	28609,34,47
बैंकों में अथशेष तथा मांग पर एवं अल्प सूचना पर प्राप्य धन Balances with Banks & MACSN	27410,76,24	26207,73,42
योग TOTAL	**72476,86,37**	**57336,51,99**
च. वर्ष की समाप्ति पर नकदी एवं नकदी समतुल्य		
F. CASH AND CASH EQUIVALENTS - CLOSING		
हाथ नकदी (इसमें विदेशी करेंसी नोट तथा सोना सम्मिलित है) Cash in hand (including FC notes & gold)	3791,06,09	3147,25,02
भारतीय रिज़र्व बैंक में अथशेष Balances with Reserve Bank of India	71026,19,45	41918,85,11
बैंकों में अथशेष तथा मांग पर एवं अल्प सूचना पर प्राप्य धन Balances with Banks & MACSN	14211,16,16	27410,76,24
योग TOTAL	**89028,41,70**	**72476,86,37**

समेकित वित्तीय विवरणों पर लेखा-परीक्षक की रिपोर्ट

भारतीय स्टेट बैंक के निदेशक बोर्ड को

1. हमने भारतीय स्टेट बैंक (इस बैंक), इसकी अनुषंगियों, सहयोगियों और संयुक्त उद्यमों (इस समूह) की 31 मार्च 2008 की स्थिति के अनुसार समेकित तुलन-पत्र और उसी तारीख को समाप्त समेकित लाभ एवं हानि खाता तथा समेकित नकदी प्रवाह विवरण का परीक्षण किया है इनमें :

   i. हमारे सहित 14 संयुक्त लेखा-परीक्षकों द्वारा लेखा-परीक्षित बैंक खाते,

   ii. अन्य लेखा-परीक्षकों द्वारा लेखा परीक्षित 25 अनुषंगियों, 28 सहयोगियों और 2 संयुक्त उद्यमों के खाते,

   iii. 2 अनुषंगियों के अलेखापरीक्षित खाते शामिल हैं।

   ये वित्तीय विवरण बैंक प्रबंधन की जिम्मेदारी हैं और ये अलग अलग वित्तीय विवरणों और इसके घटकों के संबंध में अन्य वित्तीय जानकारी के आधार पर प्रबंधन द्वारा तैयार किए गए हैं। हमारी जिम्मेदारी, अपने लेखा-परीक्षा कार्य के आधार पर इन वित्तीय विवरणों पर अपना अभिमत प्रस्तुत करना है।

2. हमने अपना लेखा-परीक्षा-कार्य भारत में सामान्यतया स्वीकृत लेखा-परीक्षा मानकों के आधार पर किया है। इन मानकों के अंतर्गत यह अपेक्षा की जाती है कि हम अपनी लेखा-परीक्षा की योजना इस प्रकार बनाएं और उसे इस प्रकार निष्पादित करें, जिससे हम समुचित रूप से इस बारे में आश्वस्त हो जाएं कि वित्तीय विवरण हर तरह से निर्धारित रिपोर्टिंग ढाँचे के अनुसार तैयार किए गए हैं, इसमें विषय - वस्तु संबंधी कोई गलत विवरण नहीं दिए गए हैं। लेखा-परीक्षा में राशि के समर्थन और वित्तीय विवरणों में प्रकटीकरण संबंधी साक्ष्यों की नमूना-परीक्षण आधार पर जाँच सम्मिलित हैं। लेखा-परीक्षा के अंतर्गत प्रबंधन द्वारा प्रयुक्त लेखा-सिद्धांतों तथा प्रमुख आकलनों का निर्धारण तथा समग्र वित्तीय विवरण की प्रस्तुति का मूल्यांकन भी किया जाता हैं। हमें विश्वास है कि हमारा लेखा-परीक्षा कार्य हमारे अभिमत के लिए एक समुचित आधार प्रदान करता हैं।

3. हमने 13 अन्य संयुक्त लेखा परीक्षकों के साथ बैंक के वित्तीय विवरणों की लेखा-परीक्षा की है, जिसके वित्तीय विवरणों में 31 मार्च 2008 को 7,21,526 करोड़ रुपये की कुल आस्तियाँ और 57,645 करोड़ रुपये की कुल आय और इसी तारीख को समाप्त वर्ष के लिए रु. 15,716 करोड़ की राशि के निवल नकदी प्रवाह को दिखाया गया हैं।

AUDITOR'S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

TO THE BOARD OF DIRECTORS STATE BANK OF INDIA

1. We have examined the attached Consolidated Balance Sheet of State Bank of India (the Bank) and its subsidiaries, associates and joint ventures (the Group) as at 31st March 2008, and the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year then ended in which are incorporated the :

   i. Audited accounts of the Bank audited by 14 Joint Auditors including us,

   ii. Audited accounts of 25 subsidiaries, 28 associates and 2 joint ventures audited by other auditors,

   iii. Unaudited accounts of 2 subsidiaries.

   These financial statements are the responsibility of the bank's management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with generally accepted auditing standards in India. These Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material aspects in accordance with identified reporting framework and free of material misstatements. An audit includes, examining on a test basis, evidences supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

3. We have jointly audited the financial statements of the bank along with 13 other joint auditors, whose financial statements reflects total assets of Rs. 7,21,526 Crore as at 31st March 2008, and total revenue of Rs. 57,645 Crore and net cash flows amounting to Rs. 15,716 Crore for the year then ended.

4. हमने इनकी अनुषंगियों, सहयोगियों और संयुक्त उद्यमों के वित्तीय विवरणों की लेखा परीक्षा नहीं की, जिनमें 31 मार्च 2008 को रु. 3,14,924 करोड़ की कुल आस्तियाँ रु. 32,965 करोड़ की कुल आय और उसी तारीख को समाप्त वर्ष के लिए रु. 4,598 करोड़ के निवल नकदी प्रवाह दिखाए गए हैं। इन वित्तीय विवरणों की लेखा-परीक्षा अन्य लेखा-परीक्षकों द्वारा की गई है, जिनकी रिपोर्ट हमें प्रस्तुत की गई हैं और जहां तक अन्य इकाइयों के संबंध में शामिल राशियों का सवाल है, उनके बारे में हमारा अभिमत पूर्ण रूप से अन्य लेखा परीक्षकों द्वारा प्रस्तुत रिपोर्ट पर आधारित है।

5. हमने कतिपय अनुषंगियों, सहयोगियों और संयुक्त उद्यमों के अलेखापरीक्षित वित्तीय विवरणों, जिनमें 31 मार्च 2008 को रु. 4,610 करोड़ की कुल आस्तियाँ, रु. 284 करोड़ की कुल आय और उसी तारीख को समाप्त वर्ष के रु. 146 करोड़ के निवल नकदी प्रवाह प्रदर्शित किए गए है, को भी अपनी लेखा परीक्षा में शामिल किया है।

6. हम रिपोर्ट करते हैं कि समेकित वित्तीय विवरणों को, बैंक प्रबंधन द्वारा भारतीय सनदी लेखाकार संस्थान द्वारा जारी लेखा मानक-21 समेकित वित्तीय विवरण, लेखा मानक-23 समेकित वित्तीय विवरण में, सहयोगियों में निवेश का लेखा और लेखा मानक-27 - संयुक्त उद्यमों में हित की वित्तीय रिपोर्ट के अनुसार, भारतीय रिज़र्व बैंक की अपेक्षाओं के अनुसार निम्नलिखित आधार पर तैयार किया गया है

   i. बैंक के लेखा परीक्षित खाते,

   ii. 25 अनुषंगियों, 28 सहयोगियों और 2 संयुक्त उद्यमों के लेखा परीक्षित खाते, और

   iii. 2 अनुषंगियों के अलेखापरीक्षित खाते

   जो समेकित वित्तीय विवरणों में शामिल किए गए हैं।

7. हम अपने नि:शर्त अभिमत के साथ वित्तीय विवरण की अनुसूची 18 की टिप्पणी सं. 8 की ओर ध्यान आकृष्ट करते हैं। मूल कंपनी ने एएस 15 (संशोधित) के प्रावधानों के अनुपालन में पेंशन निधि में वर्ष के दौरान रु. 546 करोड़ का अतिरिक्त अंशदान किया है जो भारत सरकार द्वारा जारी निदेशानुसार नहीं है क्योंकि यह अंशदान करने के पूर्व एसबीआइ पेंशन नियमावली 1955 में कोई संशोधन नहीं किए गए हैं।

8. निम्नलिखित की ओर ध्यान आकृष्ट किया जाता है :

   1. अंत: समूह जमाशेष, लेन देन और अवसूल लाभों और उनके अधित्याग की प्रणाली से संबंधित अनुसूची 18 में टिप्पणी सं. 9 और 10। ऐसा नहीं है कि जमा शेष और आय पर उसके प्रभाव को ज्ञात नहीं किया जा सके।

4. We did not audit the financial statements of its subsidiaries, associates and joint ventures whose financial statements reflect total assets of Rs. 3,14,924 Crore as at 31st March 2008, and total revenue of Rs. 32,965 Crore and net cash flows amounting to Rs. 4,598 Crore for the year then ended. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of other entities, are based solely on the report of the other auditors.

5. We have also relied on the un-audited financial statements of certain subsidiaries, associates and joint ventures, whose financial statements reflect total assets of Rs. 4,610 Crore as at 31st March 2008, total revenue of Rs. 284 Crore and net cash flows amounting to Rs. 146 Crore for the year then ended.

6. We report that the consolidated financial statements have been prepared by the Bank's management in accordance with the requirement of Accounting Standard 21 - Consolidated Financial Statements, Accounting Standard 23 - Accounting for investment in Associates in Consolidated Financial Statements and Accounting Standard 27- Financial Reporting of Interest in Joint Ventures issued by the Institute of Chartered Accountants of India and the requirements of Reserve Bank of India and on the basis of the separate

   i. audited accounts of the Bank,

   ii. audited accounts of 25 subsidiaries, 28 associates and 2 joint ventures audited by other auditors, and

   iii. Unaudited accounts of 2 subsidiaries

   included in the consolidated financial statements.

7. Without qualifying our opinion, we draw attention to note no. 8 of schedule 18 to the financial statement. The parent has made additional contribution of Rs.546 Crore during the year towards pension fund to comply with the provisions of AS 15 (revised) which is not in accordance with the directors issued by Government of India, to the extent that no amendments have been made to the SBI Pension Rules, 1955 before making such contribution.

8. Attention is drawn to:

   i. note nos. 9 and 10 in Schedule 18 regarding discrepancies in the intra group balances, transactions and unrealised gains and the method of elimination thereof. The impact thereof on the balances and revenues could not be unascertained.

2. कुछ अनुषंगियों की विनियामक अपेक्षाओं के अनुरूप उनकी लेखाकरण नीतियों के संबंध में उनके द्वारा भिन्न भिन्न लेखाकरण नीतियों के लिए समायोजन न किए जाने के संबंध में अनुसूची 18 में टिप्पणी सं. 11। ऐसा नहीं है कि आस्तियों, देयताओं और आय पर उसके प्रभाव को ज्ञात न किया जा सके।

9. अपनी लेखा परीक्षा और भिन्न-भिन्न वित्तीय विवरणों पर अन्य लेखा परीक्षकों की रिपोर्ट अलेखा परीक्षित वित्तीय विवरणों और उसके घटकों की अन्य वित्तीय जानकारी पर विचार करने पर तथा हमें प्रदान की गई सूचना एवं स्पष्टीकरणों के आधार पर हमारा विचार है कि संलग्न समेकित वित्तीय विवरण - भारत में सामान्यतया स्वीकृत लेखा-परीक्षा सिद्धांतो के अनुरूप उपर्युक्त अनुच्छेद 8 (i) और 8 (ii) के अध्यधीन सही एवं निर्दोष चित्र प्रस्तुत करता है जो क्रमश: अंत: समूह जमाशेष, लेन देन, अवसूल लाभ में विसंगतियों और भिन्न भिन्न लेखाकरण नीतियों के असमायोजन से संबंधित है जिसका आस्तियों, देयताओं और आय पर प्रभाव ज्ञात किया जा सकता था।

क) 31 मार्च 2008 को समाप्त वर्ष के लिए समूह की स्थिति के संबंध में समेकित तुलन पत्र।

ख) इसी समय समाप्त वर्ष के लिए समूह के समेकित लाभ और हानि खाते में समेकित लाभ के संबंध में।

ग) इसी समय समाप्त वर्ष के लिए समेकित नकदी प्रवाह विवरण में समूह का नकदी प्रवाह।

कृते एम. एम. निस्सिम एंड कं. (पंजीकृत)
सनदी लेखाकार

संजय खेमानी
(भागीदार)
सदस्यता क्रमांक : 44577

स्थान : कोलकाता
दिनांक : 2 मई 2008

ii. note no. 11 in Schedule 18 regarding adjustments not made for divergent accounting policies followed by some of the subsidiaries in respect of some of the accounting policies which are as per their respective regulatory requirements. The impact thereof on the assets, liabilities and revenues could not be unascertained.

9. Based on our audit and consideration of report of other auditors on separate financial statements and on consideration of the unaudited financial statements and on the other financial information of the components, and to the best of our information and explanations given to us we are of the opinion that the attached Consolidated Financial Statements, subject to para 8 (i) above relating to discrepancies in the intra group balances, transactions, unrealised gains and 8 (ii) above relating to non adjustment of divergent accounting policies, the impact of which on assets, liabilities and revenues could be ascertained, give a true and fair view in conformity with the accounting principles generally accepted in India:

a. in the case of the Consolidated Balance Sheet on the state of affairs of the Group as at 31st March 2008;

b. in the case of the Consolidated Profit and Loss account of the consolidated profits of the Group for the year ended on that date; and

c. in the case of the Consolidated Cash Flow Statement of the Cash Flows of the Group for the year ended on that date.

For M. M. Nissim & Co.
Chartered Accountants

Sanjay Khemani
(Partner)
Membership No. : 44577

Place : Kolkata
Dated : 2nd May 2008

स्टेट बैंक समूह
State Bank Group

नई पूँजी पर्याप्तता संरचना
(बेसल - II)
New Capital Adequacy Framework
(Basel - II)

स्तंभ - III (बाजार अनुशासन) प्रकटीकरण
Pillar - III (Market Discipline) Disclosures

स्तंभ III के अंतर्गत

नई पूंजी पर्याप्तता संरचना संबंधी प्रकटीकरण

तालिका डीएफ-1

कार्यान्वयन क्षेत्र

गुणात्मक प्रकटीकरण :

(क) समूह के शीर्ष बैंक का नाम जिस पर यह संरचना लागू होती है: **भारतीय स्टेट बैंक**

(ख) लेखाकरण एवं विनियामक अपेक्षाओं के लिए समेकन के आधार में विभिन्नताओं का सारांश और समूह के अंतर्गत सम्मिलित संस्थाओं का संक्षिप्त विवरण

समूह के समेकित वित्तीय विवरण भारत में सामान्यतया मान्य लेखाकरण सिद्धांतों जिसमें सांविधिक प्रावधान, विनियामक/भारतीय रिज़र्व बैंक दिशानिर्देश, लेखामानक/आइसीएआइ द्वारा जारी मार्गदर्शक टिप्पणियाँ शामिल है, के अनुरूप हैं। स्टेट बैंक समूह में निम्नलिखित अनुषंगियाँ/संयुक्त उद्यम एवं सहयोगी हैं।

(i) **पूर्णतः समेकित :** निम्नलिखित अनुषंगियों एवं संयुक्त उद्यमों (जो अनुषंगियाँ भी हैं) को लेखामानक एएस 21 के अनुसार अक्षरशः समेकित किया गया है।

क्रमांक	नाम	गतिविधि	धारिता
	देशीय		
1	स्टेट बैंक ऑफ बीकानेर एंड जयपुर	बैंकिंग	75.07%
2	स्टेट बैंक ऑफ हैदराबाद	बैंकिंग	100.00%
3	स्टेट बैंक ऑफ मैसूर	बैंकिंग	92.33%
4	स्टेट बैंक ऑफ इंदौर	बैंकिंग	98.05%
5	स्टेट बैंक ऑफ पटियाला	बैंकिंग	100.00%
6	स्टेट बैंक ऑफ सौराष्ट्र	बैंकिंग	100.00%
7	स्टेट बैंक ऑफ ट्रावणकोर	बैंकिंग	75.01%
8	एस बी आइ सी आइ बैंक लिमिटेड	बैंकिंग	'00.00%
9	एस बी आइ कैपिटल मार्केटस लिमिटेड	गैर बैंकिंग वित्तीय कं.	86.16%
10	एस बी आइ कैप सिक्युरिटीज लिमिटेड	गैर बैंकिंग वित्तीय कं.	86.16%
11	एस बी आइ कैप ट्रस्टी कंपनी लिमिटेड	गैर बैंकिंग वित्तीय कं.	86.16%
12	एस बी आइ कैप्स वेंचर्स लिमिटेड	गैर बैंकिंग वित्तीय कं.	86.16%
13	एस बी आइ कार्ड्स एंड पेमेंट सर्विसेज लिमिटेड	गैर बैंकिंग वित्तीय कं.	60.00%
14	एस बी आइ डी एफ एच आइ लिमिटेड	प्राथमिक डीलर	65.95%
15	एस बी आइ फैक्टर्स एंड कमर्शियल सर्वि. लिमिटेड	फैक्टरिंग	69.88%
16	एस बी आइ फंड्स मैनेजमेंट लिमिटेड	म्यूचुअल फंड	63.00%
17	एस बी आइ एम एफ ट्रस्टी कं. प्रा. लिमिटेड	म्यूचुअल फंड न्यासी	100.00%
18	एस बी आइ लाइफ इंशोरेंस कं.लिमिटेड	बीमा	74.00%
19	ग्लोबल ट्रेड फाइनेंस लिमिटेड	फैक्टरिंग	91.00%
	विदेशी		
20	इंडियन ओशन इंटरनेशनल बैंक लिमिटेड	बैंकिंग	56.84%
21	एस बी आइ, कनाडा	बैंकिंग	100.00%
22	एस बी आइ, कैलिफोर्निया	बैंकिंग	100.00%
23	एस बी आइ इंटरनैशनल (मारीशस) लिमिटेड	बैंकिंग	98.00%
24	कमर्शियल बैंक ऑफ इंडिया एलएलसी मॉस्को	बैंकिंग	60.00%
25	पी टी बैंक इंडो मॉनेक्स लिमिटेड इंडोनेशिया	बैंकिंग	76.00%
26	एस बी आइ फंड्स मैनेजमेंट (इंटरनेशनल) लिमिटेड	म्यूचुअल फंड	63.00%
27	एस बी आइ कैप (यू के) लिमिटेड	गैर-बैंकिंग वि.कं.	86.16%

(ii) **आनुपातिक आधार पर समेकित :**

जो संस्थाएँ संयुक्त उद्यम हैं, उनका समेकन लेखा मानक-एएस 27 के अनुसार आनुपातिक आधार पर किया गया है।

क्रमांक	नाम	गतिविधि	धारिता
	देशीय		
1	जी ई कैपिटल बिजिनेस प्रोसेस मैनेजमेंट सर्विसेज प्राइवेट लिमिटेड	बीपीओ	40.00%
2	सी-एज टेक्नोलॉजीस लिमिटेड	सॉफ्टवेयर सेवाएँ	49.00%

(iii) स्टेट बैंक की सभी अनुषंगियों, संयुक्त उद्यमों एवं सहयोगी बैंकों का समेकन किया गया है। इसलिए ऐसी कोई भी संस्था नहीं है जिसे समेकन में शामिल न किया गया हो। उपर्युक्त अनुषंगियों एवं संयुक्त उद्यमों के अलावा, निम्नलिखित सहयोगियों का समेकन लेखा मानक 23 के अनुसार ईक्विटी लेखाकरण आधार पर किया गया है।

NEW CAPITAL ADEQUACY FRAMEWORK
DISCLOSURES UNDER PILLAR III
TABLE DF-1
SCOPE OF APPLICATION

Qualitative Disclosures:

(a) The name of the top bank in the group to which the Framework applies: **State Bank of India**

(b) An outline of differences in the basis of consolidation for accounting and regulatory purposes, with a brief description of the entities within the group

The Consolidated Financial Statements of the Group conform to Generally Accepted Accounting Principles (GAAP) in India, which comprise the statutory provisions, Regulatory/Reserve Bank of India (RBI) guidelines, Accounting Standards/guidance notes issued by the ICAI. The following Subsidiaries/Joint Ventures and Associates constitute the State Bank Group.

(i) **That are fully consolidated:** The following Subsidiaries and Joint Ventures (which are also Subsidiaries) are fully consolidated on a line by line basis as per Accounting Standard AS 21.

Sr. No	Name	Activity	Holding
	DOMESTIC		
1	State Bank of Bikaner and Jaipur	Banking	75.07%
2	State Bank of Hyderabad	Banking	100.00%
3	State Bank of Mysore	Banking	92.33%
4	State Bank of Indore	Banking	98.05%
5	State Bank of Patiala	Banking	100.00%
6	State Bank of Saurashtra	Banking	100.00%
7	State Bank of Travancore	Banking	75.01%
8	SBICI Bank Ltd.	Banking	100.00%
9	SBI Capital Markets Ltd.	NBFC	86.16%
10	SBI CAP Securities Ltd.	NBFC	86.16%
11	SBI CAP Trustee Company Ltd.	NBFC	86.16%
12	SBI CAPS Ventures Ltd.	NBFC	86.16%
13	SBI Cards & Payment Services Ltd.	NBFC	60.00%
14	SBIDFHI Ltd.	Primary Dealers	65.95%
15	SBI Factors & Commercial Services Ltd.	Factoring	69.88%
16	SBI Funds Management Ltd.	Mutual Funds	63.00%
17	SBI MF Trustee Co. Pvt. Ltd.	MF Trustees	100.00%
18	SBI Life Insurance Co. Ltd.	Insurance	74.00%
19	Global Trade Finance Ltd.	Factoring	91.00%
	OVERSEAS		
20	Indian Ocean International Bank Ltd.	Banking	56.84%
21	State Bank of India (Canada)	Banking	100.00%
22	State Bank of India (California)	Banking	100.00%
23	State Bank of India International (Mauritius) Ltd.	Banking	98.00%
24	Commercial Bank of India LLC Moscow	Banking	60.00%
25	PT Bank Indo Monex Ltd., Indonesia	Banking	76.00%
26	SBI Funds Management (Intl.) Ltd.	Mutual Funds	63.00%
27	SBI CAP (UK) Ltd.	NBFC	86.16%

(ii) **That are pro-rata consolidated:**

The entities which are Joint Ventures are consolidated pro rata as per Accounting Standard – AS27.

Sr. No	Name	Activity	Holding
	DOMESTIC		
1	GE Capital Business Process Management Services Pvt. Ltd.	BPO	40.00%
2	C-Edge Technologies Ltd.	Software Services	49.00%

(iii) All the Subsidiaries, Joint Ventures and Associates of State Bank are consolidated. Hence there is no entity which is excluded from consolidation. In addition to the above mentioned Subsidiaries and Joint Ventures, the following Associates are consolidated as per Equity Accounting in terms of AS 23.

क्रमांक	नाम	गतिविधि	धारिता
1	क्लियरिंग कार्पोरेशन ऑफ इंडिया लि.	समाशोधन	28.97%
2	यू टी आइ एसेट मैनेजमेंट कंपनी प्रा.लि.	आस्ति प्रबंधन	25.00%
3	एसबीआइ होम फाइनैंस लिमिटेड	आवास वित्त	25.05%
4	एस एस वेंचर्स लिमिटेड	वेंचर पूँजी वित्तीयन	43.08%
5	नेपाल एसबीआइ बैंक लिमिटेड	बैंकिंग	50.00%
6	बैंक ऑफ भूटान	बैंकिंग	20.00%
7	आंध्र प्रदेश ग्रामीण विकास बैंक	बैंकिंग	35.00%
8	अरुणाचल प्रदेश ग्रामीण बैंक	बैंकिंग	35.00%
9	छत्तीसगढ़ ग्रामीण बैंक	बैंकिंग	35.00%
10	इलाकाई देहाती बैंक	बैंकिंग	35.00%
11	का बैंक नांगकिंडॉंग री खसी जैनटिया	बैंकिंग	35.00%
12	कृष्णा रूरल बैंक	बैंकिंग	35.00%
13	लंग्पी देहांगी रूरल बैंक	बैंकिंग	35.00%
14	मध्य भारत ग्रामीण बैंक	बैंकिंग	35.00%
15	मिजोरम रूरल बैंक	बैंकिंग	35.00%
16	नागालैंड रूरल बैंक	बैंकिंग	35.00%
17	पर्वतीय ग्रामीण बैंक	बैंकिंग	35.00%
18	पूर्वांचल क्षेत्रीय ग्रामीण बैंक	बैंकिंग	35.00%
19	समस्तीपुर क्षेत्रीय ग्रामीण बैंक	बैंकिंग	35.00%
20	उत्कल ग्राम्य बैंक	बैंकिंग	35.00%
21	उत्तरांचल ग्रामीण बैंक	बैंकिंग	35.00%
22	वनांचल ग्रामीण बैंक	बैंकिंग	35.00%
23	विदिशा भोपाल क्षेत्रीय ग्रामीण बैंक	बैंकिंग	34.32%
24	मारवाड़ गंगानगर बीकानेर ग्रामीण बैंक	बैंकिंग	26.27%
25	डेक्कन ग्रामीण बैंक	बैंकिंग	35.00%
26	कावेरी कल्पतरू ग्रामीण बैंक	बैंकिंग	32.32%
27	मालवा ग्रामीण बैंक	बैंकिंग	35.00%
28	सौराष्ट्र ग्रामीण बैंक	बैंकिंग	35.00%

1.3 लेखाकरण एवं विनियामक प्रयोजनों के लिए समेकन के आधार में अंतर

विनियामक दिशानिर्देशों के अनुसार समेकित बैंक, समूह की उन कंपनियों को समेकन से बाहर रख सकता है जो बीमा व्यवसाय एवं ऐसे व्यवसाय से जुड़ी हैं को वित्तीय सेवाओं से संबंधित नहीं है। इसलिए समेकित विवेकपूर्ण रिपोर्टिंग प्रयोजनों से निम्नलिखित संस्थाओं में समूह के निवेशों को लागत आधार पर लिया गया है और उसमें से क्षरण को घटाया गया है।

क्रमांक	संयुक्त उद्यम का नाम	समूह का हिस्सा (%)
1)	सी एज टेक्नोलॉजीस प्राइवेट लिमिटेड	49.00
2)	जी ई कैपिटल बिजिनेस प्रोसेस मैनेजमेंट सर्विसेज प्रा.लि.	40.00
3)	एस बी आइ लाइफ इंशोरेंस कंपनी लिमिटेड	74.00

मात्रात्मक प्रकटीकरण :

(ग) सभी अनुषंगियों की पूँजी अभाव की कुल राशि को समेकन में शामिल नहीं किया गया है अर्थात् इन्हें हटा दिया गया है एवं ऐसी अनुषंगियों का नाम(के नाम) : कोई नहीं

(घ) बीमा संस्थाओं में बैंक के कुल हिस्से की कुल राशियाँ (अर्थात् वर्तमान बही-मूल्य) जो जोखिम भारित हैं, उनके नाम, उनके निगमन या निवास का देश, स्वामित्व हिस्से का अनुपात, और यदि भिन्न हो तो इन संस्थाओं में मताधिकार का अनुपात और इसके अतिरिक्त इस पद्धति की तुलना में कटौती पद्धति का उपयोग करने पर विनियामक पूँजी पर परिमाणात्मक प्रभाव को सूचित करता है:

नाम : एस बी आइ लाइफ इंशोरेंस कंपनी लिमिटेड, मुंबई

निगमन देश : भारत

स्वामित्व हिस्सा : रु. 740.00 करोड़ (74%)

विनियामक पूँजी पर परिमाणात्मक प्रभाव :

समेकन पद्धति के अधीन : लागू नहीं

कटौती पद्धति के अधीन : पूँजी पर्याप्तता की गणना के प्रयोजन से बीमा अनुषंगी में किए गए कुल निवेश को बैंक की श्रेणी I की पूँजी से घटाया जाता है।

Sr. No	Name	Activity	Holding
1	Clearing Corporation of India Ltd.	Clearing	28.97%
2	UTI Asset Management Co. Pvt. Ltd.	Asset Management	25.00%
3	SBI Home Finance Ltd.	Home Finance	25.05%
4	S.S. Ventures Ltd	Venture Capital Financing	43.08%
5	Nepal SBI Bank Ltd	Banking	50.00%
6	Bank of Bhutan	Banking	20.00%
7	Andhra Pradesh Grameena Vikas Bank	Banking	35.00%
8	Arunachal Pradesh Rural Bank	Banking	35.00%
9	Chhatisgarh Gramin Bank	Banking	35.00%
10	Ellaquai Dehati Bank	Banking	35.00%
11	Meghalaya Rural Bank (Formerly known as Ka Bank Nongkyndong Ri Khasi Jaintia)	Banking	35.00%
12	Krishna Grameena Bank	Banking	35.00%
13	Langpi Dehangi Rural Bank	Banking	35.00%
14	Madhya Bharat Gramin Bank	Banking	35.00%
15	Mizoram Rural Bank	Banking	35.00%
16	Nagaland Rural Bank	Banking	35.00%
17	Parvatiya Gramin Bank	Banking	35.00%
18	Purvanchal Kshetriya Gramin Bank	Banking	35.00%
19	Samastipur Kshetriya Gramin Bank	Banking	35.00%
20	Utkal Gramya Bank	Banking	35.00%
21	Uttaranchal Gramin Bank	Banking	35.00%
22	Vananchal Gramin Bank	Banking	35.00%
23	Vidisha Bhopal Kshetriya Gramin Bank	Banking	34.32%
24	Marwar Ganganagar Bikaner Gramin Bank	Banking	26.27%
25	Deccan Grameena Bank	Banking	35.00%
26	Cauvery Kalpatharu Grameena Bank	Banking	32.32%
27	Malwa Gramin Bank	Banking	35.00%
28	Saurashtra Grameena Bank	Banking	35.00%

1.3 Differences in basis of consolidation for accounting and regulatory purposes

In terms of Regulatory guidelines, the consolidated bank may exclude from consolidation, group companies which are engaged in insurance business and business not pertaining to financial services. Hence the groups' investments in the under mentioned entities are taken at cost less impairment, if any, for Consolidated Prudential Reporting purposes.

Sr. No	Name of the Joint Venture	Group's Stake (%)
1)	C Edge Technologies Pvt Ltd.	49.00
2)	GE Capital Business Process Management Services Pvt Ltd.	40.00
3)	SBI Life Insurance Company Ltd.	74.00

Quantitative Disclosures:

(c) The aggregate amount of capital deficiencies in all subsidiaries not included in the consolidation i.e. that are deducted and the name(s) of such subsidiaries: **Nil**

(d) The aggregate amounts (e.g. current book value) of the bank's total interests in insurance entities, which are risk-weighted as well as their name, their country of incorporation or residence, the proportion of ownership interest and, if different, the proportion of voting power in these entities in addition, indicate the quantitative impact on regulatory capital of using this method versus using the deduction:

Name: SBI Life Insurance Co. Ltd. Mumbai

Country of Incorporation : India

Ownership interest: Rs.740.00 crs (74%)

Quantitative Impact on the regulatory capital:

Under consolidation method: NA

Under deduction method: Entire investment made in the Insurance subsidiary is reduced from Tier I capital of the Bank, for the purpose of Capital Adequacy calculation.

तालिका डीएफ - 2 : पूँजी संरचना :

गुणात्मक प्रकटीकण

(क) सारांश

पूँजी का प्रकार	विशेषताएँ
ईक्विटी (श्रेणी-I)	भारतीय स्टेट बैंक ने मार्च 2008 के दौरान राइट इश्यू के जरिये कुल रु. 16,722 करोड़ की राशि (प्रीमियम सहित) जुटाई है। देशी बैंकिंग अनुषंगियों ने ईक्विटी लिखतों के जरिये ईक्विटी जुटाई है। प्रमुख शेयरधारक भारतीय स्टेट बैंक है, जबकि उनमें से कुछ जैसे स्टेट बैंक ऑफ बीकानेर एंड जयपुर, स्टेट बैंक ऑफ इंदौर, स्टेट बैंक ऑफ मैसूर एवं स्टेट बैंक ऑफ ट्रावणकोर के पास सार्वजनिक शेयरधारिता भी है। देशी गैर-बैंकिंग अनुषंगियों ने ईक्विटी लिखतों के माध्यम से ईक्विटी जुटाई है। प्रमुख शेयरधारक भारतीय स्टेट बैंक है तथा अन्य शेयरधारक इस प्रकार हैं एडीबी (एसबीआइ कैप - 13.84%), एसजीएएम (एसबीआइ फंड्स - 37%), जीई कैपिटल (एसबीआइ कार्डस-40%), सिडबी (एसबीआइ फैक्टर्स - 20%) आदि
नवोन्मेषी लिखत (श्रेणी-I)	भारतीय स्टेट बैंक ने वर्ष 2006-07 तथा 2007-08 के दौरान अंतर्राष्ट्रीय बाजार में आइपीडीआइ जुटाई। स्टेट बैंक ऑफ इंदौर तथा स्टेट बैंक ऑफ ट्रावणकोर जैसी कुछ बैंकिंग अनुषंगियों ने परपेचुअल ऋण लिखतों के जरिये भी पूँजी जुटाई। विदेशी अनुषंगी बैंकों ने आज की तारीख में नवोन्मेषी परपेचुअल ऋण लिखतों के जरिये श्रेणी-I की पूँजी नहीं जुटाई।
श्रेणी-II	भारतीय स्टेट बैंक तथा उसकी अनुषंगियों ने उच्चतर तथा निम्नतर श्रेणी-II की पूँजी जुटाई। देशी अनुषंगियों के मामले में उच्चतर श्रेणी-2 एवं श्रेणी-2 बांड (एसबीआइसीआइ बैंक लिमिटेड को छोड़कर) के जरिये श्रेणी-II की पूँजी जुटाई गई। जिन लिखतों का उपयोग किया गया है, वे आमतौर पर अप्रतिभूत, प्रतिदेय, अपरिवर्तनीय बांड हैं। ये बिल्कुल सादे बांड हैं, जिनमें भारतीय रिजर्व बैंक की पूर्व अनुमति के बिना कोई पुट ऑप्शन अथवा कॉल ऑप्शन नहीं है। विदेशी अनुषंगियों की श्रेणी-II की पूँजी में गौण सावधि ऋण (एसबीआइएमएल, सीबीआइएल तथा आइओआइबी), सामान्य प्रावधान एवं संपत्ति पुनर्मूल्यांकन आरक्षितियाँ शामिल हैं।

गुणात्मक प्रकटीकरण :

भारतीय स्टेट बैंक ने देशी एवं अंतर्राष्ट्रीय बाजार से संमिश्र श्रेणी-I पूँजी तथा उच्चतर एवं निम्नतर श्रेणी-II गौण ऋण लिया है। नवोन्मेषी अथवा संमिश्र पूँजी लिखतों के मामले में सभी पूँजी लिखतों की प्रमुख विशेषताओं की शर्तों का सार निम्नानुसार है :

पूँजी का प्रकार	प्रमुख विशेषताएँ				
ईक्विटी	रु. 631.47 करोड़				
इनोवेटिव परपेचुअल डैट इंस्ट्रुमेंट	**जारी करने की तारीख**	**राशि (करोड़ रुपए)**	**अवधि (महीने)**	**कूपन (%वार्षिक वार्षिक आधार पर देय)**	**रेटिंग**
	15.02.07	रु.1604.80 करोड़ (400 मिलियन अमरीकी डॉलर)	परपेचुअल विद ए कॉल 10 वर्ष 3 महीने के बाद अर्थात् दिनांक 15.05.17 को कॉल ऑप्शन के साथ परपेचुअल तथा 100 आधार अंकों की स्टेप अप के साथ अर्थात् कॉल ऑप्शन का प्रयोग न किए जाने पर 6 माह अमरीकी डॉलर लंदन अंतर-बैंक प्रस्तावित दर+220 आधार अंक	6.439% मिड स्वैप + 120 आधार अंकों के बराबर	बीएए 2 मूडी की बी बी - एस एंड पी
	26.06.07	रु.902.70 करोड़ (225 मिलियन अमरीकी डॉलर)	परपेचुअल विद ए कॉल 10 वर्ष के बाद अर्थात्/ दिनांक 26.06.17 को कॉल ऑप्शन के साथ परपेचुअल तथा 100 आधार अंकों की स्टेप अप अर्थात कॉल ऑप्शन का प्रयोग न किए जाने पर 6 माह अमरीकी डॉलर लंदन अंतर-बैंक प्रस्तावित दर + 237 आधार अंक	7.140% मिड स्वैप + 137 आधार अंकों के बराबर।	बी ए ए 2 - मूडी की बी बी - एस एंड पी
उच्च 2 श्रेणी II गौण ऋण	**लिखत का प्रकार :** अप्रतिभूत, प्रतिदेय अपरिवर्तनीय, वचन-पत्र के रूप में उच्च श्रेणी II गौण बांड. **विशेषताएँ :** i) निवेशकों द्वारा कोई विक्रय विकल्प नहीं। ii) 10 वर्ष पश्चात बैंक द्वारा क्रय विकल्प। iii) यदि बैंक द्वारा क्रय विकल्प का प्रयोग नहीं किया जाता तो 10 वर्ष पश्चात स्टेप-अप ऑप्शन. iv) यदि पूंजी पर्याप्तता अनुपात (सीएआर) भारतीय रिज़र्व बैंक द्वारा निर्धारित न्यूनतम विनियामक सीएआर के नीचे है तो आवधिक ब्याज एवं परिपक्वता पर मूलराशि के भी भुगतान पर लॉक इन क्लाज v) भारतीय रिज़र्व बैंक की सहमति के बिना कोई प्रतिदान नहीं। **स्टेप-अप ऑप्शन :** यदि बैंक 10 वर्ष पश्चात क्रय विकल्प का प्रयोग नहीं करता तो बांड 5 वर्ष की शेष अवधि के दौरान 50 आधार अंक का स्टेप-अप ऑप्शन उपलब्ध होगा। **लॉक-इन-क्लॉज:** यदि सीएआर भारतीय रिज़र्व बैंक द्वारा निर्धारित न्यूनतम विनियामक सीएआर के नीचे है तो बैंक का आवधिक ब्याज एवं परिपक्वता पर मूलराशि के भुगतान का दायित्व नहीं होगा। तथापि, जहां तक बैंक न्यूनतम विनियामक सीएआर बनाए रखता है, निश्चित समय पर बैंक आवधिक ब्याज नहीं लगाएगा।				

TABLE DF-2 : CAPITAL STRUCTURE:

Qualitative Disclosures

(a) Summary

Type of Capital	Features
Equity (Tier –I)	State Bank of India has raised Equity by way of Rights Issue during March 2008 aggregating Rs.16,722 crs (including Premium). Domestic Banking Subsidiaries have raised equity through Equity Instruments. The majority shareholder is SBI while some of them like SBBJ, SBIr, SBM and SBT have public shareholding as well. Domestic Non-Banking Subsidiaries have raised equity through Equity Instruments. The majority shareholder in these Non-Banking Subsidiaries is SBI and the others are ADB (SBICAP-13.84%), SGAM (SBI FUNDS-37%), GE Capital (SBI CARDS-40%), SIDBI (SBI FACTORS-20%) etc.
Innovative Instruments (Tier-I)	SBI has raised IPDI's in the International Market during FY: 06-07 and 07-08. Some of the Banking Subsidiaries like State Bank of Indore and State Bank of Travancore have also raised capital through Perpetual Debt Instruments. Foreign Subsidiary Banks have not raised Tier I Capital by way of IPDIs as of date.
Tier-II	SBI and its Subsidiaries have raised Upper as well as Lower Tier II Capital. In case of Domestic Subsidiaries, Tier-II capital has been raised by way of Upper Tier-2 and Tier-2 bonds (except SBICI Bank Ltd). The instruments used are generally unsecured, redeemable, non-convertible bonds. They are plain vanilla bonds with no embedded put option, or call option without RBI's prior approval. Tier II capital of Foreign Subsidiaries comprises of subordinated term debt (SBIML, CBIL and IOIB), General provisions and Property revaluation reserves.

Qualitative Disclosures:

State Bank of India has raised Hybrid Tier I Capital and Upper and Lower Tier II Subordinated Debt in the Domestic and International Market. Summary information on the terms and conditions of the main features of all capital instruments, especially in the case of innovative, complex or hybrid capital instruments are as under:

Type of capital	Main features				
Equity	Rs. 631.47 crs				
Innovative Perpetual Debt Instruments	**Date of Issue**	**Amount (Rs. crs)**	**Tenure (months)**	**Coupon (% p.a. payable annually)**	**Rating**
	15.02.07	Rs. 1604.80 crore (USD 400 million)	Perpetual with a Call Option after 10 yrs 3 mths i.e. on 15.05.17 and stepup of 100 bps i.e. 6 months USD LIBOR + 220 bps, if Call Option is not exercised	6.439% equivalent to Mid swap + 120 bps	Baa2- Moody's BB - S & P
	26.06.07	Rs. 902.70 crore (USD 225 million)	Perpetual with a Call Option after 10 years i.e. on 26.06.17 and step-up of 100 bps i.e. 6 months USD LIBOR + 237 bps, if Call Option is not exercised	7.140% equivalent to Mid swap + 137 bps	Baa2- Moody's BB - S & P
Upper Tier II Subordinated Debt	**Type of Instrument**: Unsecured, Redeemable Non-convertible, Upper Tier II Subordinated Bonds in the nature of Promissory Notes. **Special features:** i) No Put Option by the Investors. ii) Call Option by the Bank after 10 years. iii) Step-up Option after 10 years, if Call Option is not exercised by the Bank. iv) Lock-in-clause on payment of periodic interest and even Principle at maturity, if CAR is below the minimum regulatory CAR, prescribed by RBI. v) Not redeemable without the consent of Reserve Bank of India. **Step-up Option**: If the Bank does not exercise Call Option after 10 years, the Bonds carry a step-up-option of 50 bps during the remaining period of 5 years. **Lock-in-Clause**: Bank shall not be liable to pay either periodical interest on principal or even principle at maturity, if CAR of the Bank is below the minimum regulatory CAR prescribed by RBI. However, this will not proscribe the Bank from making periodical interest, as long as the Bank maintains the minimum Regulatory CAR, at the material time.				

	जारी करने की तारीख	राशि (रुपये करोड़ में)	अवधि (माह)	कूपन (प्रतिवर्ष % वार्षिक रूप से देय)	रेटिंग
	05.06.06	2328	180	8.80%	एएए- क्रिसिल एएए-केयर
	06.07.06	500	180	9.00%	एएए क्रिसिल
	12.09.06	600	180	8.96%	एएए क्रिसिल एएए केयर
	13.09.06	615	180	8.97%	एएए क्रिसिल एएए केयर
	15.09.06	1500	180	8.98%	एएए क्रिसिल
	04.10.06	400	180	8.85%	एएए क्रिसिल एएए केयर
	16.10.06	1000	180	8.88%	एएए क्रिसिल एएए केयर
	17.02.06	1000	180	9.37%	एएए क्रिसिल
	07.06.07	2523	180	10.20%	एएए क्रिसिल एएए केयर
	12.09.07	3500	180	10.10%	एएए क्रिसिल एएए केयर

निम्न श्रेणी II गौण ऋण

लिखत का प्रकार : गैर जमानती, प्रतिदेय अपरिवर्तनीय, वचन पत्र के रूप में उच्च श्रेणी II गौण बांड

विशेषताएँ :

I) क्रय अथवा विक्रय जैसी विशेष सुविधाओं से रहित बिल्कुल सादे बांड

II) भारतीय रिज़र्व बैंक की अनुमति के बिना प्रतिदेय नहीं होगा

जारी करने की तारीख	राशि (रु. करोड़ में)	अवधि (माह)	कूपन (% प्रति वर्ष वार्षिक अवधि में देय)	रेटिंग
01.01.01	1675.20	87	11.90	एएए-क्रिसिल आईएनडी-एएए-फिच
12.04.00	32.44 (5.113 मि. यूरो)	108	6.5%	-----
05.12.05	3283	113	7.45%	एएए-क्रिसिल एएए-केयर
28.03.07	1500	111	9.85%	एएए-क्रिसिल एएए-केयर

मात्रात्मक प्रकटन (रु. करोड़ में)

ख)	श्रेणी - I पूंजी	65470.89
	• चुकता शेयर पूंजी	631.57
	• आरक्षित निधियां	64564.57
	• नवोन्मेषी लिखत (केवल योग)	3654.50
	• अन्य पूंजी लिखत (केवल योग)	40.00
	• श्रेणी - I पूंजी से घटाई गई राशि (यदि हो तो योग)	**3419.65**
	• श्रेणी -I पूंजी से घटाई गई अन्य राशियां जिनमें गुडविल तथा निवेश शामिल हैं	3419.65
(ग)	कुल पात्र श्रेणी -II पूंजी (कटौतियाँ घटाकर) (नीचे (घ) और (ड.) देखें)	30573.66
(ग i)	कुल श्रेणी -3 पूंजी (यदि कोई हो) (नोट वर्तमान में श्रेणी 3 की कोई पूंजी नहीं)	शून्य
(घ)	उच्च श्रेणी-II पूंजी में शामिल करने योग्य ऋण पूंजी लिखत	
	• कुल बकाया राशि	17592.37
	• चालू वर्ष की कुल बकाया राशि	8465.10
	• पूंजी के रूप में शामिल करने योग्य राशि	17592.37
(ड)	निम्न श्रेणी 2 पूंजी में शामिल करने योग्य गौण ऋण	
	• कुल बकाया राशि	10428.46
	• चालू वर्ष की कुल बकाया राशि	585.00
	• पूंजी के रूप में शामिल करने योग्य राशि	10120.04
(च)	पूंजी में अन्य कटौतियां यदि हों तो	0
(छ)	कुल पात्र पूंजी (श्रेणी I तथा श्रेणी II पूंजी में निवल कटौतियां) इसका कुल योग मद (च) यदि हो तो उसे घटाने के मद (ख), (ग) तथा (ग i) के योग के समान होना चाहिए.	96044.55

नोट :

- बेसल I परिवेश में बैंक द्वारा श्रेणी- I पूंजी में अनुषंगियों में किए गए ईक्विटी निवेश (जहाँ हमारी होल्डिंग 50% से अधिक है) को घटाया जा रहा था।
- बेसल II के परिवेश में बैंक द्वारा वित्तीय इकाइयों में किए गए ईक्विटी निवेश का (जहाँ निवेश 30% से अधिक हो) 50 % श्रेणी- I पूंजी में तथा 50 % श्रेणी- II में घटाया जाना है।

	Date of Issue	Amount (Rs. crs)	Tenure (months)	Coupon (% p.a. payable annually)	Rating
	05.06.06	2328	180	8.80%	AAA–CRISIL AAA-CARE
	06.07.06	500	180	9.00%	AAA-CRISIL
	12.09.06	600	180	8.96%	AAA–CRISIL AAA-CARE
	13.09.06	615	180	8.97%	AAA–CRISIL AAA-CARE
	15.09.06	1500	180	8.98%	AAA–CRISIL
	04.10.06	400	180	8.85%	AAA–CRISIL AAA-CARE
	16.10.06	1000	180	8.88%	AAA–CRISIL AAA-CARE
	17.02.06	1000	180	9.37%	AAA–CRISIL
	07.06.07	2523	180	10.20%	AAA–CRISIL AAA-CARE
	12.09.07	3500	180	10.10%	AAA–CRISIL AAA-CARE

Lower Tier II Subordinated Debt

Type of Instrument: Unsecured, Redeemable Non-convertible, Upper Tier II Subordinated Bonds in the nature of Promissory Notes.

Special features:

I) Plain vanilla Bonds with no special features like put or call option etc.

II) Not redeemable without the consent of Reserve Bank of India.

Date of Issue	Amount (Rs. crs)	Tenure (months)	Coupon (% p.a. payable annually)	Rating
01.01.01	1675.20	87	11.90%	AAA–CRISIL Ind AAA-Fitch
12.04.00	32.44 (5.113 million Euro)	108	6.5%	—
05.12.05	3283	113	7.45%	AAA-CRISIL AAA-CARE
28.03.07	1500	111	9.85%	AAA-CRISIL AAA-CARE

Quantitative Disclosures

(Rs in crore)

b)	Tier-I Capital	**65470.89**
	• Paid-up Share Capital	631.47
	• Reserves	64564.57
	• Innovative Instruments (only total)	3654.50
	• Other Capital Instruments (only total)	40.00
	• Amt deducted from Tier-I Cap (if any total):	**3419.65**
	• Other amounts deducted from Tier 1 capital, including goodwill and investments	3419.65
(c)	Total Eligible Tier-2 Capital **(Net of deductions)** (Refer (d) and (e) below)	**30573.66**
(ci)	Total Tier-3 Capital (if any)	**NIL**
	(Note: as of now, no Tier-3 capital)	
(d)	Debt Capital Instruments eligible for inclusion in Upper Tier-2 Capital	
	• Total amount outstanding	17592.37
	• Of which raised during Current Year	8465.10
	• Amount eligible to be reckoned as Capital	**17592.37**
(e)	Subordinated Debt eligible for inclusion in Lower Tier-2 Capital:	
	• Total amount outstanding	10428.46
	• Of which raised during Current Year	585.00
	• Amount eligible to be reckoned as Capital	**10120.04**
(f)	Other Deductions from Capital if any	0
(g)	Total Eligible Capital (net of deductions from Tier I & Tier II Capital) [Should equal Total of (b), (c) and (c.i) minus (f) if any]	**96044.55**

Notes:

- In Basel I scenario, the Bank was deducting, equity investment made in Subsidiaries (where our holding is higher than 50%), from Tier I capital.
- Under Basel II scenario, the Bank has to deduct 50% from Tier I Capital and 50% from Tier II Capital, of the equity investment made in the financial entities, where investment is more than 30%.

तालिका डीएफ-3 : पूंजी संरचना :
पूंजी - पर्याप्तता

गुणात्मक प्रकटीकरण

(क) वर्तमान एवं भविष्य की गतिविधियों के लिए अपनी पूंजी पर्याप्तता के निर्धारण की बैंक की पद्धति पर चर्चा का सारांश	• अग्रिम राशियों, अनुषंगियो/संयुक्त उद्यमों में निवेश की पूर्वानुमानित वृद्धि तथा बेसल -II आदि के लागू होने से पडने वाले प्रभाव को ध्यान में रखते हुए और 3 वर्ष की अवधि में पूंजी पर्याप्तता अनुपात (सीएआर) के उतार-चढ़ाव को ध्यान में रखते हुए वार्षिक रूप में अथवा आवश्यकता के अनुसार अस्थिरता विश्लेषण किया जाता है • 3 वर्षों की मध्यावधि के दौरान बैंक का पूंजी पर्याप्तता अनुपात (सीएआर) विनियामक द्वारा निर्धारित 9% की पूंजी पर्याप्तता अनुपात से अधिक रहने का अनुमान है। तथापि, पर्याप्त पूंजी बनाए रखने और गौण ऋण तथा ईक्विटी के अलावा संमिश्र लिखत जैसे माध्यम से अपने पूंजी संसाधन को आवश्यकता पड़ने पर बढ़ाने के लिए बैंक के पास कई विकल्प उपलब्ध हैं। • वित्तीय वर्ष 2006-07 के दौरान भारतीय स्टेट बैंक ने 8 हिस्सों में रु 7942.90 करोड़ का उच्च श्रेणी II का गौण ऋण, रु. 1500 करोड़ का (दोनों को श्रेणी-II पूंजी के रूप में गिना जाता है) निम्न श्रेणी -II गौण ऋण तथा नवोन्मेषी बेमियादी ऋण (नवोन्मेषकारी सतत ऋण लिखत संमिश्र ऋण, श्रेणी-I के रूप में परिगणित 400 मि. के समतुल्य अमरीकी डॉलर) जिसका विदेशी बाजार में मूल्य लगभग 1739 करोड़ रुपए है, उपलब्ध करवाया है। इसके अलावा वित्तीय वर्ष 2007-08 के दौरान 2 हिस्सों में रु 6023.50 करोड़ का उच्च श्रेणी II गौण ऋण (दोनों को श्रेणी-II पूंजी के रूप में गिना जाता है) तथा 225 मि. के समतुल्य अमरीकी डॉलर जिसका विदेशी बाजार में मूल्य लगभग 916 करोड़ रुपए है, का नवोन्मेषकारी सतत ऋण (आइपीडीआइ गौण ऋण) उपलब्ध करवाया है। • बैंक ने वित्तीय वर्ष 2007-08 में राईट्स इश्यु के द्वारा सामान्य शेयर जारी किए जिस कारण पूंजी निधियों (श्रेणी-I) में रु 16, 722 करोड़ की वृद्धि हुई जिससे 8 % की न्यूनतम श्रेणी-I पूंजी सुनिश्चित की जा सकी। • बैंक ने आईसीएएपी नीति लागू की है जिसकी समीक्षा वार्षिक आधार पर की जाती है जिससे आर्थिक पूंजी का निर्वाह किया जा सकता है और इससे पूंजी जोखिम को पर्याप्त रूप से कम किया जा सकेगा।
मात्रात्मक प्रकटीकरण (ख) ऋण जोखिम के लिए पूंजी की आवश्यकता • मानक पद्धति के अनुसार पोर्टफोलियो • निवेश का प्रतिभूतिकरण	➡ निधि आधारित: रु. 59241.33 करोड़ ➡ शून्य **कुल रु. 59241.33 करोड़ 9.00% की दर से पूंजी पर्याप्तता अनुपात**
(ग) बाजार जोखिम के लिए पूंजी की आवश्यकता मानक अवधि पद्धति • ब्याज दर जोखिम • विदेशी मुद्रा जोखिम (जिसमें स्वर्ण शामिल है) • ईक्विटी जोखिम	रु. 2270.46 करोड़ रु. 83.30 करोड रु. 1906.82 करोड **रु. 4260.58 करोड़ 9.00% की दर से पूंजी पर्याप्तता अनुपात**
(घ) परिचालन जाखिम के लिए पूंजी की आवश्यकता • मूल सूचक पद्धति	➡ **रु. 4531.79 करोड** **रु. 4531.79 करोड़ 9.00% की दर से पूंजी पर्याप्तता अनुपात**
(ड) योग और श्रेणी-I पूंजी का अनुपात • शीर्ष समेकित समूह के लिए, तथा • बैंक की महत्वपूर्ण अनुषंगियों के लिए (स्टैंड एलोन)	**दिनांक 31.03.2008 को पूंजी पर्याप्तता अनुपात** (see table below)

दिनांक 31.03.2008 को पूंजी पर्याप्तता अनुपात

	श्रेणी I (%)	योग (%)
भारतीय स्टेट बैंक	8.48	12.64
स्टेट बैंक समूह	8.66	12.71
स्टेट बैंक आफ बीकानेर एण्ड जयपुर	6.95	12.51
स्टेट बैंक आफ हैदराबाद	7.02	11.97
स्टेट बैंक आफ इंदौर	7.01	11.29
स्टेट बैंक आफ मैसूर	6.54	11.73
स्टेट बैंक आफ पटियाला	7.31	13.56
स्टेट बैंक आफ सौराष्ट्र	8.31	12.71
स्टेट बैंक आफ ट्रावनकोर	7.41	13.53
एसबीआईसीआई बैंक लिमिटेड	24.25	25.03
एसबीआई इंटरनेशनल (मोरिशस) लि.	18.68	19.29
भारतीय स्टेट बैंक (कनाडा)	14.31	14.31
भारतीय स्टेट बैंक (केलिफोर्निया)	6.94	7.32
कमर्शियल बैंक आफ इंडिया एलएलसी मास्को	98.07	111.67
इंडियन ओशन इंटरनेशनल बैंक लि.	13.28	15.61
पीटी बैंक इंडो मोनेक्स, इंडोनेशिया	6.98	6.98

TABLE DF - 3 : CAPITAL STRUCTURE :
CAPITAL ADEQUACY

Qualitative Disclosures

(a) A summary discussion of the Bank's approach to assessing the adequacy of its Capital to support current and future activities.	• Sensitivity Analysis is conducted annually or more frequently as required, on the movement of Capital Adequacy Ratio (CAR) in the medium horizon of 3 years, considering the projected growth in Advances, investment in Subsidiaries/Joint Ventures and the impact of Basel II Framework etc. • CAR of the Bank is estimated to be well above the Regulatory CAR of 9% in the medium horizon of 3 years. However, to maintain adequate capital, the Bank has ample options to augment its capital resources by raising Subordinated Debt and Hybrid Instruments, besides Equity as and when required. • During FY: 2006-07, the State Bank of India has raised Upper Tier II Subordinated Debt of Rs. 7,942.90 crs in 8 tranches, Lower Tier II Subordinated Debt of Rs. 1,500 crs (both reckoned as Tier II Capital) and Innovative Perpetual Debt (IPDI Hybrid Debt), reckoned as Tier I Capital of US $ 400 mio (around Rs. 1,739 crs) in Overseas Market. Further, during FY: 2007-08, the Bank has raised Upper Tier II Subordinated Debt of Rs. 6,023.50 crs (reckoned as Tier II Capital) in 2 tranches and IPDIs (reckoned as Tier I Capital) of US $ 225 mio (around Rs. 916 crs) in the Overseas Market. • The Bank has also raised equity through Rights Issue during the FY: 2007-08 and has added an additional Capital Funds (Tier I) of about Rs.16,722 crs to ensure a minimum Tier I capital of 8%. • The Bank has put in place the ICAAP Policy and the same is being reviewed on a yearly basis which would enable us to maintain Economic Capital, thereby reducing substantial Capital Risk.
Quantitative Disclosures (b) Capital requirements for credit risk • Portfolios subject to standardized approach • Securitization exposures	➡ Fund Based: Rs.59241.33 crs ➡ Nil .... **Total Rs.59241.33 crs @ 9.00% CAR**
(c) Capital requirements for market risk * Standardized duration approach • Interest Rate Risk • Foreign Exchange Risk (including gold) • Equity Risk	Rs. 2270.46 crs Rs. 83.30 crs Rs. 1906.82 crs .... **Rs. 4260.58 crs @ 9.00% CAR**
(d) Capital requirements for operational risk: • Basic indicator approach	➡ **Rs. 4531.79 crs** .... **Rs. 4531.79 crs @ 9.00% CAR**
(e) Total and Tier I Capital Ratio: • For the top consolidated group; and • For significant bank subsidiaries (stand alone)	**CAPITAL ADEQUACY RATIO AS ON 31.03.2008** (see table below)

CAPITAL ADEQUACY RATIO AS ON 31.03.2008

	Tier I (%)	Total (%)
State Bank of India	8.48	12.64
SBI Group	8.66	12.71
State Bank of Bikaner & Jaipur	6.95	12.51
State Bank of Hyderabad	7.02	11.97
State Bank of Indore	7.01	11.29
State Bank of Mysore	6.54	11.73
State Bank of Patiala	7.31	13.56
State Bank of Saurashtra	8.31	12.71
State Bank of Travancore	7.41	13.53
SBICI Bank Ltd.	24.25	25.03
SBI International (Mauritius) Ltd.	18.68	19.29
State Bank of India (Canada)	14.31	14.31
State Bank of India (California)	6.94	7.32
Commercial Bank of India LLC Moscow	98.07	111.67
Indian Ocean International Bank Ltd.	13.28	15.16
PT Bank Indo Monex, Indonesia	6.98	6.98

गुणात्मक प्रकटीकरण

- **पिछले बकायों और अनर्जक आस्तियों की परिभाषा (लेखाकरण के उद्देश्य से)**

अलाभकारी आस्तियाँ

कोई भी आस्ति ऐसी स्थिति में अलाभकारी आस्ति बन जाती है जब वह बैंक के लिए आय अर्जित करना बंद कर देती है। 31 मार्च 2006 से ऐसे अग्रिमों को अलाभकारी आस्ति (एनपीए) माना जाता है जहाँ :

(i) किसी भी मीयादी ऋण के ब्याज और अथवा मूलधन की किस्त 90 दिन से अधिक अवधि के लिए अतिदेय रहती है।

(ii) किसी ओवरड्राफ्ट/कैश क्रेडिट ओडीसीसी के संबंध में खाता 90 दिन से अधिक अवधि के लिए अनियमित रहता है।

(iii) खरीदे गए बिल और भुनाए गए बिल के मामले में बिल 90 दिन से अधिक अवधि के लिए अतिदेय रहता है।

(iv) अन्य खातों के संबंध में प्राप्त की जाने वाली कोई राशि 90 दिन से अधिक अवधि के लिए अतिदेय रहती है।

(v) अल्प अवधि फसलों के लिए संस्वीकृत कोई ऋण एनपीए माना जाता है यदि मूलधन की किस्त अथवा उसपर ब्याज दो फसली मौसमों के लिए अतिदेय रहता है तथा दीर्घावधि फसलों के लिए तब एनपीए माना जाता है यदि मूलधन की किस्त अथवा उसपर ब्याज एक फसली मौसम के लिए अतिदेय रहता है।

(vi) कोई खाता तभी एनपीए के रूप में वर्गीकृत किया जाएगा यदि किसी तिमाही में लगाया गया ब्याज तिमाही की समाप्ति से 90 दिनों के अंदर अदा नहीं कर दिया जाता।

'अनियमितता' श्रेणी

कोई ऐसी स्थिति में अनियमित माना जाना चाहिए यदि बकाया शेष निरंतर संस्वीकृत सीमा/आहरण अधिकार से अधिव रहता है।

ऐसे मामलों में जहाँ मूल परिचालन खाते में बकाया शेष संस्वीकृत सीमा/आहरण अधिकार से कम है किंतु बैंक के तुलन पत्र की तिथि को निरंतर 90 दिनों तक कोई राशि जमा नहीं की गई है अथवा उस अवधि के दौरान लगाए गए ब्याज को पूरा करने के लिए पर्याप्त राशि जमा नहीं है तो ऐसे खातों को अनियमित माना जाएगा।

अतिदेय

किसी ऋण सुविधा के तहत बैंक को देय कोई राशि 'अतिदेय' मानी जाती है यदि यह बैंक द्वारा निर्धारित की गई तिथि को अदा नहीं की गई है।

- **बैंक की ऋण जोखिम-प्रबंधन नीति की चर्चा**

बैंक में ऋण नीति के एक भाग के रूप में ऋण जोखिम-प्रबंधन नीति लागू है जिसकी समीक्षा बैंक द्वारा समय समय पर की जाती है। इस संदर्भ में विगत कुछ वर्षों में विकसित धारणाओं और वास्तविक अनुभव के परिणामस्वरूप ऋण जोखिम-प्रबंधन नीति एवं कार्यविधियों में सुधार किए गए हैं। बेसल II समझौते में निर्धारित मानदंडों के अनुरूप प्रणाली एवं कार्यविधियों को सम्मिलित किया गया है।

इस नीति का मुख्य उद्देश्य यह सुनिश्चित करना है कि संविभाग के अंतर्गत वैयक्तिक परिसंपत्तियों की गुणता में अत्यधिक गिरावट न हो। इसके साथ-साथ इसका उद्देश्य ऋण के मूल सिद्धांतों, मूल्यांकन कौशल, प्रलेखीकरण मानकों तथा संस्थागत चिंताओं तथा उद्देश्यों के दृष्टिकोण में एकरूपता स्थापित करते हुए लचीले एवं नवोन्मेषी उपायों के लिए पर्याप्त संभावना रखते हुए संविभाग-स्तर पर कुल परिसंपत्तियों के स्तर में सुधार लाना है।

ऋण जोखिम-प्रबंधन में ऋण जोखिम की पहचान, उसका निर्धारण, आंकलन जोखिम की निगरानी तथा उसका नियंत्रण शामिल है।

ऋण जोखिम की पहचान और निर्धारण में निम्नलिखित कार्य किए जाते हैं :

(i) 'ऋण जोखिम मूल्यांकन प्रणाली' के प्रतिमानों को विकसित करना और उनमें सुधार लाना जिससे कि प्रतिरूपी जोखिम का निर्धारण, विभिन्न जोखिम जिन्हें मुख्य रूप में वित्तीय, औद्योगिक तथा प्रबंधन जोखिम के रूप में वर्गीकृत किया गया है और प्रत्येक का अलग अलग स्कोर दिया जाता है, के आधार पर किया जा सके।

(ii) औद्योगिक अनुसंधान का कार्य करना जिससे कि विशिष्ट नीति तैयार की जा सके तथा बड़े महत्वपूर्ण औद्योगिक संविभागों को संभालने के लिए समय समय पर उद्योगों/खंडों के सामान्य दृष्टिकोण पर सलाह जारी करना जिससे कि मात्रात्मक निवेश मानदंड स्थापित किए जा सकें।

ऋण जोखिम के निर्धारण में निवेश की सीमा स्थापित करना शामिल है जिससे कि कंपनियों, सामूहिक कंपनियों, उद्योगों, संपार्श्विक तथा भौगोलिक प्रकार के आयामों के लिए विविध संविभाग तैयार किए जा सकें। बेहतर जोखिम प्रबंधन तथा ऋण जोखिम के केन्द्रीकरण से बचने के लिए वैयक्तिक कंपनियों, सामूहिक कंपनियों, बैंकों, वैयक्तिक उधारकर्ताओं, गैर-कारपोरेट इकाइयों, संवेदनशील क्षेत्र जैसे पूंजी बाजार, स्थावर संपदा, संवेदनशील वस्तुओं आदि के विवेकपूर्ण निवेश मानदंडों पर आंतरिक दिशा निर्देश लागू हैं।

ऋण जोखिम के विविध आयामों जैसे मूल्यांकन, कीमत निर्धारण, ऋण अनुमोदन प्राधिकारी, प्रलेखीकरण, रिपोर्टिंग तथा निगरानी, समीक्षा तथा ऋण सुविधाओं के नवीकरण, ऋण संबंधी समस्याओं का प्रबंधन, ऋण की निगरानी इत्यादि के लिए बैंक के पास प्रक्रियाएं और नियंत्रण प्रणाली उपलब्ध हैं।

TABLE DF-4 : CREDIT RISK:

GENERAL DISCLOSURES

Qualitative Disclosures:

- **Definitions of past due and impaired assets (for accounting purposes)**

Non-performing assets

An asset becomes non-performing when it ceases to generate income for the Bank. As from 31st March 2006, a non-performing Asset (NPA) is an advance where:

(i) Interest and/or instalment of principal remain 'overdue' for a period of more than 90 days in respect of a Term Loan,

(ii) The account remains 'out of order' for a period of more than 90 days, in respect of an Overdraft/Cash Credit (OD/CC),

(iii) The bill remains 'overdue' for a period of more than 90 days in the case of bills purchased and discounted,

(iv) Any amount to be received remains 'overdue' for a period of more than 90 days in respect of other accounts.

(v) A loan granted for short duration crops is treated as NPA, if the instalment of principal or interest thereon remains overdue for two crop seasons and a loan granted for long duration crops is treated as NPA, if instalment of principal or interest thereon remains overdue for one crop season.

vi) An account would be classified as NPA only if the interest charged during any quarter is not serviced fully within 90 days from the end of the quarter.

'Out of Order' status

An account should be treated as 'out of order' if the outstanding balance remains continuously in excess of the sanctioned limit/drawing power.

In cases where the outstanding balance in the principal operating account is less than the sanctioned limit/drawing power, but there are no credits continuously for 90 days as on the date of Bank's Balance Sheet, or where credits are not enough to cover the interest debited during the same period, such accounts are treated as 'out of order'.

'Overdue'

Any amount due to the Bank under any credit facility is 'overdue' if it is not paid on the due date fixed by the Bank.

- **Discussion of the Bank's Credit Risk Management Policy**

The Bank has in place a Credit Risk Management Policy, as a part of its Loan Policy, which is reviewed from time to time. Over the years, the policy & procedures in this regard have been refined as a result of evolving concepts and actual experience. The policy and procedures have been aligned to the approach laid down in Basel-II Guidelines.

The Policy aims at ensuring that there is no undue deterioration in quality of individual assets within the portfolio. Simultaneously, it also aims at continued improvement of the overall quality of assets at the portfolio level, by establishing a commonality of approach regarding credit basics, appraisal skills, documentation standards and awareness of institutional concerns and strategies, while leaving enough room for flexibility and innovation.

Credit Risk Management encompasses identification, assessment, measurement, monitoring and control of the credit exposures.

In the processes of identification and assessment of Credit Risk, the following functions are undertaken :

(i) Developing and refining the Credit Risk Assessment (CRA) Models to assess the Counterparty Risk, by taking into account the various risks categorized broadly into Financial, Business, Industrial and Management Risks, each of which is scored separately.

(ii) Conducting industry research to give specific policy prescriptions and setting quantitative exposure parameters for handling portfolio in large / important industries, by issuing advisories on the general outlook for the Industries / Sectors, from time to time.

The measurement of Credit Risk includes setting up exposure limits to achieve a well-diversified portfolio across dimensions such as companies, group companies, industries, collateral type, and geography. For better risk management and avoidance of concentration of Credit Risks, internal guidelines on prudential exposure norms in respect of individual companies, group companies, Banks, individual borrowers, non-corporate entities, sensitive sectors such as capital market, real estate, sensitive commodities, etc., are in place.

The Bank has processes and controls in place in regard to various aspects of Credit Risk Management such as appraisal, pricing, credit approval authority, documentation, reporting and monitoring, review and renewal of credit facilities, managing of problem loans, credit monitoring, etc.

भारतीय स्टेट बैंक

ऋण जोखिम - मात्रात्मक प्रकटीकरण

तालिका डीएफ-4 : सामान्य प्रकटीकरण

	राशि करोड़ रुपये में		
मात्रात्मक प्रकटीकरण	निधि आधारित	गैर-निधि आधारित	योग
(ख) कुल सकल ऋण जोखिम राशि	611652.16	171689.14	783341.30
(ग) ऋण जोखिम राशि का भौगोलिक वितरण निधि आधारित/गैर निधि आधारित			
विदेशी	61546.16	8812.67	70358.83
देशी	550106.00	162876.47	712982.47
(घ) ऋण जोखिम राशि का उद्योग के प्रकार अनुसार वितरण निधि आधारित/गैर निधि आधारित अलग अलग	कृपया तालिका 'क' देखे		
(ङ) आस्तियों का अवशिष्ट संविदात्मक परिपक्वता विश्लेषण	कृपया तालिका 'ख' देखे		
(च) अनर्जक आस्तियों की राशि (कुल)			158117.38
अवमानक			6692.98
संदिग्ध 1			3375.33
संदिग्ध 2			2372.24
संदिग्ध 3			1744.06
हानिप्रद			1632.77
(छ) निवल अनर्जक आस्तियां			**8683.58**
(ज) अनर्जक आस्ति अनुपात			
सकल अग्रिमों में सकल अनर्जक आस्तियां			**2.59%**
निवल अग्रिमों में निवल अनर्जक आस्तियां			**1.47%**
(झ) अनर्जक आस्तियों की घट-बढ़ (सकल)			
अथशेष			12920.9
परिवर्धन			8960.21
कटौतियाँ			6063.73
इतिशेष			15817.38
(ञ) अनर्जक आस्तियों के लिए प्रावधानों का उतार-चढ़ाव			
अथशेष			6468.93
अवधि के दौरान किए गए प्रावधान			3260.77
बट्टा खाता डालना			2740.64
अतिरिक्त प्रावधानों का प्रतिलेखन			35.82
इतिशेष			6953.24
(ट) अनर्जक निवेशों की राशि			**583.09**
(ठ) अनर्जक निवेशों के लिए प्रावधानों की राशि			**553.02**
(ड) निवेशों पर ह्रास के संबंध में प्रावधानों का उतार-चढ़ाव			
अथशेष			2366.63
अवधि के दौरान किए गए प्रावधान			520.56
बट्टा खाता डालना			676.48
अतिरिक्त प्रावधानों का प्रतिलेखन			666.39
इतिशेष			**1544.32**

तालिका - क

उद्योग के प्रकार के अनुसार ऋण जोखिम का वितरण

राशि करोड़ रुपये में

कोड	उद्योग	निधि आधारित बकाया			गैर-निधि आधारित बकाया
		मानक	अनर्जक आस्ति	कुल	
1	कोयला	1304.47	25.70	1330.17	338.95
2	खनन	5332.09	47.98	5380.07	1186.30
3	लोह एवं इस्पात	34114.40	636.99	34751.39	10721.27
4	धातु उत्पाद	6812.20	114.27	6926.47	1534.91
5	सभी अभियांत्रिकी	17084.77	533.37	17618.14	11008.76
5.1	इसमें इलेक्ट्रॉनिक संबंधी (005)	4712.74	73.33	4786.07	2108.19
6	बिजली	9842.93	55.31	9898.24	4928.23
7	कपड़ा उद्योग	19070.60	349.20	19419.80	2412.26
8	जूट वस्त्र	370.62	16.92	387.54	41.41
9	अन्य वस्त्र	16302.21	201.35	16503.56	3589.28
10	शक्कर	6261.33	30.57	6291.90	277.40
11	चाय	309.09	106.54	415.63	7.56
12	खाद्य प्रसंस्करण	9227.51	432.40	9659.91	1012.87
13	वनस्पती तेल एवं वनस्पती	2987.40	97.73	3085.13	811.03
14	तम्बाकू/ तम्बाकू उत्पाद	721.66	11.09	732.75	19.18
15	कागज /कागज उत्पाद	3918.00	91.46	4009.46	461.19
16	रबड़/ रबड़ उत्पाद	2680.14	72.42	2752.56	566.94
17	रसायन/ रंगाई/ रंग आदि	16969.45	464.30	17433.75	5606.83
17.1	इसमें उर्वरक	2662.36	103.97	2766.33	695.72
17.2	इसमें पेट्रोरसायन	2960.75	25.62	2896.37	1328.41
17.3	इसमें दवाइयां एवं औषधियाँ	6260.36	97.33	6357.69	509.33
18	सीमेंट	3258.64	47.58	3306.22	740.69
19	चमड़ा एवं चमड़ा उत्पाद	1820.78	49.41	1870.19	216.80
20	रत्न एवं आभूषण	11088.08	81.82	11169.90	649.73
21	निर्माण	8720.23	114.65	8834.88	3228.46
22	पेट्रोलियम	10988.63	17.23	11005.86	5398.52
23	आटोमोबाईल एवं ट्रक	7282.65	74.04	7356.69	186.08
24	कंप्यूटर सॉफ्टवेयर	1574.24	28.87	1603.11	144.50
25	इन्फ्रास्ट्रक्चर	38093.89	166.72	38260.61	11442.76
25.1	इसमें पॉवर	11636.39	62.23	11698.62	2224.05
25.2	इसमें दूर संचार	9274.32	45.12	9319.44	1274.33
25.3	इसमें सड़क और बंदरगाह	8241.27	8.64	8249.91	3551.28
26	अन्य उद्योग	80054.97	1550.84	81605.81	17689.73
27	एन बी एफ सी और ट्रेडिंग	92072.30	1588.99	93661.29	7875.34
28	जमाराशियों में अवशिष्ट अग्रिम सकल अग्रिम	187832.73	8548.38	196381.11	79592.18
	कुल	**596096.04**	**15556.12**	**611652.16**	**171689.14**

STATE BANK OF INDIA

Credit Risk-Quantitative Disclosures

Table DF-4 : General Disclosures:

	Amount in Rs. Crores		
Quantitative Disclosures	**Fund Based**	**Non FB**	**Total**
(b) Total gross credit risk exposures	611652.16	171689.14	783341.30
(c) Geographic distribution of exposures : FB / NFB			
Overseas	61546.16	8812.67	70358.83
Domestic	550106.00	162876.47	712982.47
(d) Industry type distribution of exposures Fund based / Non Fund Based separately	Please refer Table "A"		
(e) Residual contractual maturity breakdown of assets	Please refer Table "B"		
(f) Amount of NPAs (Gross)			15817.38
Substandard			6692.98
Doubtful 1			3375.33
Doubtful 2			2372.24
Doubtful 3			1744.06
Loss			1632.77
(g) Net NPAs			**8683.58**
(h) NPA Ratios			
Gross NPAs to gross advances			**2.59%**
Net NPAs to net advances			**1.47%**
(i) Movement of NPAs (Gross)			
Opening balance			12920.90
Additions			8960.21
Reductions			6063.73
Closing balance			15817.38
(j) Movement of provisions for NPAs			
Opening balance			6468.93
Provisions made during the period			3260.77
Write-off			2740.64
Write-back of excess provisions			35.82
Closing balance			6953.24
(k) Amount of Non-Performing Investments			**583.09**
(l) Amount of provisions held for non-performing investments			**553.02**
(m) Movement of provisions for depreciation on investments			
Opening balance			2366.63
Provisions made during the period			520.56
Write-off			676.48
Write-back of excess provisions			666.39
Closing balance			**1544.32**

Table- A

Industry Type Distribution Of Exposures

Amount in Rs. Crores

CODE	INDUSTRY	FUND BASED O/S			NFB O/S
		Standard	**NPA**	**Total**	
1	Coal	1304.47	25.70	1330.17	338.95
2	Mining	5332.09	47.98	5380.07	1186.30
3	Iron & Steel	34114.40	636.99	34751.39	10721.27
4	Metal Products	6812.20	114.27	6926.47	1534.91
5	All Engineering	17084.77	533.37	17618.14	11008.76
5.1	Of which (005) Electronics	4712.74	73.33	4786.07	2108.19
6	Electricity	9842.93	55.31	9898.24	4928.23
7	Cotton Textiles	19070.60	349.20	19419.80	2412.26
8	Jute Textiles	370.62	16.92	387.54	41.41
9	Other Textiles	16302.21	201.35	16503.56	3589.28
10	Sugar	6261.33	30.57	6291.90	277.40
11	Tea	309.09	106.54	415.63	7.56
12	Food Processing	9227.51	432.40	9659.91	1012.87
13	Vegetable Oils & Vanaspati	2987.40	97.73	3085.13	811.03
14	Tobacco / Tobacco Products	721.66	11.09	732.75	19.18
15	Paper / Paper Products	3918.00	91.46	4009.46	461.19
16	Rubber / Rubber Products	2680.14	72.42	2752.56	566.94
17	Chemicals / Dyes / Paints etc.	16969.45	464.30	17433.75	5606.83
17.1	Of which Fertilizers	2662.36	103.97	2766.33	695.72
17.2	Of which Petrochemicals	2960.75	25.62	2986.37	1328.41
17.3	Of which Drugs &				
	Pharmaceuticals	6260.36	97.33	6357.69	509.33
18	Cement	3258.64	47.58	3306.22	740.69
19	Leather & Leather Products	1820.78	49.41	1870.19	216.80
20	Gems & Jewellery	11088.08	81.82	11169.90	649.73
21	Construction	8720.23	114.65	8834.88	3228.46
22	Petroleum	10988.63	17.23	11005.86	5398.52
23	Automobiles & Trucks	7282.65	74.04	7356.69	186.08
24	Computer Software	1574.24	28.87	1603.11	144.50
25	Infrastructure	38093.89	166.72	38260.61	11442.76
25.1	Of which Power	11636.39	62.23	11698.62	2224.05
25.2	Of which Telecommunication	9274.32	45.12	9319.44	1274.33
25.3	Of which Roads & Ports	8241.27	8.64	8249.91	3551.28
26	Other Industries	80054.97	1550.84	81605.81	17689.73
27	NBFCs & Trading	92072.30	1588.99	93661.29	7875.34
28	Res. Adv to bal. Gross Adv	187832.73	8548.38	196381.11	79592.18
	Total	**596096.04**	**15556.12**	**611652.16**	**171689.14**

तालिका-ख
आस्तियों का अवशिष्ट संविदागत परिपक्वता विवरण

(रु. करोड़ में)

	1-14 दिन	15-28 दिन	29 दिन से 3 माह तक	3 माह से अधिक एवं 6 माह तक	6 माह से अधिक एवं 1 वर्ष तक	1 वर्ष से अधिक एवं 3 वर्ष तक	3 वर्ष से अधिक एवं 5 वर्ष तक	5 वर्ष से अधिक	कुल
1 नकदी	3707.50	12.14	2.38	3.40	1.20	0.98	2.60	2.00	3732.20
2 भारतीय रिज़र्व बैंक के पास जमाशेष	38466.73	402.07	1646.08	1431.76	3119.58	7793.74	5200.83	12755.84	70816.63
3 अन्य बैंकों के पास जमाशेष	14268.57	2473.45	8998.63	5199.24	6304.93	1552.68	390.91	1645.12	40833.53
4 निवेश	5897.35	6256.69	25279.44	21362.29	36991.09	64816.70	46287.62	215968.68	422859.86
5 अग्रिम	80911.15	16089.41	37951.15	23264.74	38071.90	238044.89	62787.28	107105.42	604225.94
6 अचल आस्तियां	31.83	0.00	0.31	0.11	0.21	6.34	2.32	4861.26	4902.38
7 अन्य आस्तियां	39246.74	6598.69	20448.84	20435.14	17926.94	6861.61	768.71	4895.48	117182.15
कुल	182529.87	31832.45	94326.83	71696.68	102415.85	319076.94	115440.27	347233.80	1264552.69

तालिका डीएफ-5 : ऋण जोखिम :
मानकीकृत पद्धति के अंतर्गत संविभागों हेतु प्रकटन

क गुणात्मक प्रकटीकरण :

- **प्रयुक्त रेटिंग एजेंसियों के नाम, साथ में परिवर्तनों के कारण भी**

  भारतीय रिज़र्व बैंक के दिशानिर्देशों के अनुसार, बैंक ने देशीय और विदेशी ऋण जोखिमों की रेटिंग के लिए केयर, क्रिसिल, आइसीआरए एवं फिच इंडिया (देशीय ऋण रेटिंग एजेंसियों) एवं फिच, मूडीज एवं एस एंड पी (अंतरराष्ट्रीय रेटिंग एजेंसियों) का अनुमोदित रेटिंग एजेंसियों के रूप में क्रमश: चयन किया है जिनकी रेटिंगों का पूंजी परिकलन के लिए प्रयोग किया गया। ।

- **ऋण जोखिम के प्रकार जिसके लिए प्रत्येक एजेंसी उपयोग में लायी गयी**

  (i) एक वर्ष से कम अथवा समान संविदात्मक परिपक्वता वाले ऋण जोखिम हेतु (कैश क्रेडिट, ओवरड्राफ्ट एवं अन्य परिक्रामी ऋणों को छोड़कर), अनुमोदित रेटिंग एजेंसियों द्वारा दी गई शार्ट टर्म रेटिंग उपयोग में लाई गई।

  (ii) देशीय कैश क्रेडिट, ओवरड्राफ्ट एवं अन्य परिक्रामी ऋणों (अवधि का विचार किए बिना) के लिए एवं 1 वर्ष से अधिक के मीयादी ऋण निवेश हेतु, लांग टर्म रेटिंग उपयोग में लाई गईं।

  (iii) विदेशी ऋण जोखिमों के लिए, संविदात्मक परिपक्वता का विचार किए बिना, अनुमोदित रेटिंग एजेंसियों द्वारा दी गई लांग टर्म रेटिंग उपयोग में लाई गईं।

- **पब्लिक इश्यू रेटिंगों को बैंकिंग बही में तुलना योग्य आस्तियों के अंतरण हेतु उपयोग में लाई गई प्रक्रिया का विवरण**

  निम्नलिखित मामलों में उसी ऋणी- ग्राहक / प्रतिपक्ष की अन्य अनरेटिड एकसपोजरों के लिए लांग टर्म इश्यू स्पेसिफिक रेटिंग (बैंक के स्वय के ऋण जोखिमों या उसी ऋणी- ग्राहक / प्रतिपक्ष द्वारा जारी किए गए अन्य ऋण) अथवा जारीकर्ता (ऋणी-ग्राहक/प्रतिपक्ष) रेटिंग उपयोग में लाई गई:

  - इश्यू स्पेसिफिक रेटिंग या जोखिम भार की तुलना में जारीकर्ता रेटिंग मैप यदि अनरेटिड एक्सपोजरों के समतुल्य या अधिक हैं तो उसी प्रतिपक्ष के किसी अन्य अनरेटिड ऋण जोखिम के लिए उपयोग में लाई जाने वाली रेटिंग और यदि ऋण जोखिम हर प्रकार से रेटिड ऋण जोखिम की मात्रा के अनुरूप या उससे कम हो तो वही जोखिम भार लागू किया गया।
  - उन मामलों में जहां ऋणी- ग्राहक/ प्रतिपक्ष ने कोई ऋण जारी किया है (जो बैंक से उधारी नहीं है), यदि ऋण जोखिम हर प्रकार से कतिपय रेटिंग वाले ऋण जोखिम की मात्रा के अनुरूप या उससे अधिक थी और बैंक के अनरेटिड एकस्पोजर की परिपक्वता रेटिड डैट की परिपक्वता के बाद की नहीं थी तो उस ऋण को दी गई रेटिंग बैंक के अनरेटिड एकस्पोजर के लिए उपयोग में लाई गई।

31-3-2008 को गुणयात्मक प्रकटीकरण			**राशि करोड़ रुपये में**
(ख) मानकीकृत पद्धति के अंतर्गत जोखिम न्यूनीकण के पश्चात ऋण जोखिम की राशियों के लिए प्रत्येक जोखिम समूह और कटौती की गई जोखिम राशि में बैंक की बकाया राशियाँ (रेटिंग सहित और रेटिंग रहित)	100% जोखिम भार से नीचे 100% जोखिम भार : 100% सें अधिक : कटौती की	रु. रु. रु. रु.	297999.68 274499.91 51809.80
	योग	**रु.**	**624309.39**

तालिका डीएफ-6 ऋण जोखिम न्यूनीकरण

क गुणात्मक प्रकटीकरण

- **संपार्श्विक मूल्यांकन और प्रबंधन के लिए नीतियाँ और प्रक्रियाएँ**

  ऋण जोखिम न्यूनीकरण और संपार्श्विक प्रबंधन के लिए एक नीति निर्धारित की गई है, जिसमें पूंजी - परिकलन के लिए प्रयुक्त ऋण जोखिम न्यूनीकरण मदों के प्रति बैंक का दृष्टिकोण स्पष्ट किया गया है।

  इस नीति का उद्देश्य ऋण जोखिम न्यूनीकरण मदों का इस ढंग से वर्गीकरण और मूल्यांकन करना है कि उनके प्रकटीकरण के लिए नियामक पूंजी समायोजन किए जा सकें। इस नीति में व्यापक दृष्टिकोण अपनाया गया है, जिसके द्वारा ऋण जोखिम के लिए समुचित रूप से प्रति संतुलन करने के पश्चात संपार्श्विक प्रतिभूति के मूल्य के समान ऋण जोखिम राशि कारगर ढंग से घटाकर संपार्श्विक प्रतिभूति का पूर्ण रूप से समायोजन किया जा सके। इस नीति में निम्नलिखित विषयों पर ध्यान दिया गया है :

  (i) ऋण जोखिम न्यूनीकरण मदों का वर्गीकरण

  (ii) स्वीकार्य ऋण जोखिम न्यूनीकरण मदें

  (iii) ऋण जोखिम न्यूनीकरण मदों के लिए प्रलेखीकरण और विधिक प्रक्रिया

Table- B

DF-4 (e) SBI Residual contractual maturity breakdown of assets

(Rupees in Crores)

	1-14 days	15-28 days	29 days & up to 3 months	Over 3 months & upto 6 months	Over 6 months & upto 1 year	Over 1 year & upto 3 years	Over 3 years & upto 5 years	Over 5 years	Total
1 Cash	3707.50	12.14	2.38	3.40	1.20	0.98	2.60	2.00	3732.20
2 Balances with RBI	38466.73	402.07	1646.08	1431.76	3119.58	7793.74	5200.83	12755.84	70816.63
3 Balances with other Banks	14268.57	2473.45	8998.63	5199.24	6304.93	1552.68	390.91	1645.12	40833.53
4 Investments	5897.35	6256.69	25279.44	21362.29	36991.09	64816.70	46287.62	215968.68	422859.86
5 Advances	80911.15	16089.41	37951.15	23264.74	38071.90	238044.89	62787.28	107105.42	604225.94
6 Fixed Assets	31.83	0.00	0.31	0.11	0.21	6.34	2.32	4861.26	4902.38
7 Other Assets	39246.74	6598.69	20448.84	20435.14	17926.94	6861.61	768.71	4895.48	117182.15
TOTAL	182529.87	31832.45	94326.83	71696.68	102415.85	319076.94	115440.27	347233.80	1264552.69

TABLE DF-5 : CREDIT RISK:

DISCLOSURES FOR PORTFOLIOS SUBJECT TO STANDARDISED APPROACH

(a) **Qualitative Disclosures:**

- **Names of Credit Rating Agencies used, plus reasons for any changes**

  As per the RBI Guidelines, the Bank has identified CARE, CRISIL, ICRA and FITCH India (Domestic Credit Rating Agencies) and FITCH, Moody's and S&P (International Rating Agencies) as approved Rating Agencies, for the purpose of rating the Domestic and Overseas Exposures, respectively, whose ratings are used for the purpose of capital calculation.

- **Types of exposures for which each Agency is used**

  (i) For Exposures with a contractual maturity of less than or equal to one year (except Cash Credit, Overdraft and other Revolving Credits), Short-term Ratings given by approved Rating Agencies is used.

  (ii) For Domestic Cash Credit, Overdraft and other Revolving Credits (irrespective of the period) and for Term Loan exposures of over 1 year, Long Term Ratings is used.

  (iii) For Overseas Exposures, irrespective of the contractual maturity, Long Term Ratings given by approved Rating Agencies is used.

- **Description of the process used to transfer Public Issue Ratings onto comparable assets in the Banking Book**

  Long-term Issue Specific Ratings (For the Bank's own exposures or other issuance of debt by the same borrower-constituent/ counter-party) or Issuer (borrower-constituents/counter-party) Ratings are applied to other unrated exposures of the same borrower-constituent/counter-party in the following cases :

  - If the Issue Specific Rating or Issuer Rating maps to Risk Weight equal to or higher than the unrated exposures, any other unrated exposure on the same counter-party is assigned the same Risk Weight, if the exposure ranks pari-passu or junior to the rated exposure in all respects.
  - In cases where the borrower-constituent/counter-party has issued a debt (which is not a borrowing from the Bank), the rating given to that debt is applied to the Bank's unrated exposures, if the Bank's exposure ranks pari-passu or senior to the specific rated debt in all respects and the maturity of unrated Bank's exposure is not later than the maturity of rated debt.

Quantitative Disclosures as on 31.03.2008	**(Amount in Rupee Crores)**		
(b) For exposure amounts after risk mitigation subject to the standardised approach, amount of a bank's outstandings (rated and unrated) in each risk bucket as well as those that are deducted	Below 100% RW 100% RW : More than 100% : Deducted	Rs. Rs. Rs. Rs.	297999.68 274499.91 51809.80 —
	Total .	**Rs.**	**624309.39**

TABLE DF-6 : CREDIT RISK MITIGATION:

(a) **Qualitative Disclosures :**

- **Policies and Processes for Collateral Valuation and Management**

  A Credit Risk Mitigation and Collateral Management Policy, addressing the Bank's approach towards the credit risk mitigants used for capital calculation is in place.

  The objective of this Policy is to enable classification and valuation of credit risk mitigants in a manner that allows regulatory capital adjustment to reflect them.

  The Policy adopts the Comprehensive Approach, which allows full offset of collateral (after appropriate haircuts) against exposures, by effectively reducing the exposure amount by the value ascribed to the collateral. The following issues are addressed in the Policy:

  (i) Classification of credit risk mitigants

  (ii) Acceptable credit risk mitigants

  (iii) Documentation and legal process requirements for credit risk mitigants

(iv) संपार्श्विक प्रतिभूति का मूल्यांकन
(v) संपार्श्विक प्रतिभूति की अभिरक्षा
(vi) बीमा
(vii) ऋण जोखिम न्यूनीकरण मदों की निगरानी

- **बैंक द्वारा मुख्यतया जिस प्रकार की संपार्श्विक प्रतिभूतियाँ ली गई हैं उनका ब्योरा**

मानकीकरण प्रक्रिया के अंतर्गत सामान्यतया निम्नलिखित संपार्श्विक प्रतिभूतियों को ऋण जोखिम न्यूनीकरण मदों के रूप में मान्यता प्राप्त है:

- नकदी या नकदी समतुल्य (बैंक जमाराशियाँ/एनएससी/किसान विकास पत्र/एलआईसी पॉलिसी आदि)
- स्वर्ण
- केंद्रीय / राज्य सरकारों द्वारा जारी प्रतिभूतियाँ
- ऐसी ऋण प्रतिभूतियाँ जिन्हें बीबीबी या बेहतर रेटिंग प्राप्त है / अल्पावधि ऋण लिखतों के लिए पीआर 3 / पी 3 / एफ 3 / ए 3

- **मुख्यतया जिस प्रकार के प्रतिपक्षीय गारंटीकर्ता स्वीकार किए जाते हैं उनका ब्योरा और उनकी ऋण - पात्रता**

बैंक भारतीय रिज़र्व बैंक के दिशानिर्देशों के अनुरूप निम्नलिखित संस्थाओं को पात्र गारंटीकर्ताओं के रूप में स्वीकार करता है :

- सरकार, सरकारी संस्थाएँ (बीआईएस, आईएमएफ, यूरोपीय केंद्रीय बैंक और यूरोपीय समुदाय तथा बहुदेशीय विकास बैंक, इसीजीसी और सीजीटीएसएमई, सरकारी क्षेत्र के उद्यम, बैंक और प्राथमिक व्यापारी (प्राइमरी डीलर) जिनका प्रतिपक्ष की तुलना में कम जोखिम भार हो।
- अन्य गारंटीकर्ता जिनकी बाह्य रेटिंग एए या बेहतर हो। यदि गारंटीकर्ता कोई मूल, संबद्ध कंपनी या अनुषंगी हो तो उनका जोखिम भार गारंटी के लिए बैंक द्वारा मान्यताप्राप्त बाध्यताधारी (ऑब्लिगर) से कम होना चाहिए। गारंटीकर्ता की रेटिंग उस संस्था की रेटिंग के समान होनी चाहिए जिसकी उस संस्था की सभी देयताओं और बाध्यताओं (गारंटियों में भी) में हिस्सेदारी है ।

जोखिम न्यूनीकरण मदों के भीतर अधिक जोखिम वाले बाजार या ऋणों के बारे में जानकारी :

बैंक का आस्ति - संविभाग भलीभांति विविधीकृत है जिसके लिए विभिन्न प्रकार की संपार्श्विक प्रतिभूतियाँ प्राप्त की गई हैं, यथा :-

- ऊपर सूचीबद्ध पात्र वित्तीय संपार्श्विक प्रतिभूतियाँ
- सरकारों और अच्छी रेटिंग वाले कारपोरेटों द्वारा गारंटियाँ
- प्रतिपक्षों की अचल और चालू आस्तियाँ

(ख) मानकीकृत पद्धति के अंतर्गत प्रकटित ऋण जोखिम संविभाग हेतु मार्जिन लागू करने के पश्चात पात्र वित्तीय संपार्श्विक द्वारा संरक्षित कुल ऋण रु. 482169.13

तालिका डीएफ-7 प्रतिभूतिकरण

गुणात्मक प्रकटीकरण

- प्रतिभूतिकरण गतिविधियों के संबंध में बैंक का उद्देश्य लाभ-समानुपातों आस्ति निष्पादन एवं गुणवत्ता और इच्छित विनिधान एवं परिपक्वता क्षेत्रों में बेहतरी प्राप्त करना है।
- स्पेशल परपज वेहिकल (एसपीवी) को अंतरित आस्तियों की बिक्री में हुए घाटे को प्रारंभ में ही शामिल कर लिया जाएगा।
- प्रतिभूतिकृत आस्तियों की बिक्री पर हुए लाभ का एसपीवी द्वारा प्रदत्त पास थ्रू प्रमाण पत्र में दी गई अवधि के अंतर्गत परिशोधन किया जाएगा।

मात्रात्मक प्रकटीकरण

समूह में कोई भी प्रतिभूतिकरण जोखिम नहीं है।

तालिका डीएफ-8 : व्यापार-बही में बाजार-जोखिम

गुणात्मक प्रकटीकरण :

1. बाजार जोखिम की गणना के अंतर्गत - मानकीकृत अवधि पद्धति द्वारा निम्नलिखित संविभागों को शामिल किया गया है :
   - 'व्यापार के लिए रखी गई' और 'बिक्री के लिए उपलब्ध' श्रेणियों के अंतर्गत आने वाली प्रतिभूतिया।
   - 'व्यापार के लिए रखी गई' और 'बिक्री के लिए उपलब्ध' श्रेणियों की प्रतिभूतियों की प्रतिरक्षा के लिए और व्यापार के लिए डेरीवेटिव्स निष्पादित किए गए।
2. जोखिम प्रबंधन संरचना के लिए बैंक और अनुषंगियों के संबंधित बोर्डों के अनुमोदन के आधार पर बाजार जोखिम प्रबंधन विभाग (एमआरएमडी)/मध्य कार्यालय खोले गए हैं। बाजार जोखिम इकाइयां - राजकोष परिचालनों में बाजार जोखिम की पहचान, उनके मूल्यांकन, निगरानी और रिपोर्टिंग के लिए उत्तरदायी होती हैं।
3. प्रत्येक आस्ति वर्ग के लिए - सुस्पष्ट बाजार जोखिम प्रबंधन मानदंडों सहित बोर्ड द्वारा अनुमोदित व्यापार और विनिधान नीतियां लागू की गई हैं। जोखिम निगरानी एक सतत प्रक्रिया है और निर्धारित अंतरालों पर स्थिति की सूचना शीर्ष प्रबंधन और जोखिम प्रबंधन समिति को दी जाती है।
4. जोखिम प्रबंधन और उसकी रिपोर्टिंग सर्वश्रेष्ठ अंतर्राष्ट्रीय प्रथाओं के अनुसार आशोधित अवधि, आधार बिन्दु का कीमत मूल्य, अधिकतम अनुमत जोखिम, निव्वल आरंभिक राशि सीमा, पूरक सीमा, जोखिम मूल्य जैसे मानदंडों पर की जाती है।
5. विदेशी कार्यालय अपने निवेश-संविभाग की निगरानी उस देश के स्थानीय विनियामक की अपेक्षाओं के अनुसार करते हैं। कतिपय संविभागों के किसी एक विनिधान के लिए स्टाप लोस लिमिट और जोखिम सीमाएँ निर्धारित की गई हैं।

मात्रात्मक प्रकटीकरण :

31.03.2008 की स्थिति के अनुसार - बाजार जोखिम के लिए न्यूनतम विनियामक पूँजी अपेक्षा निम्नवत है : (रुपये करोड़ में)

• ब्याज दर जोखिम (डेरीवेटिव्स सहित)	:	2270.46
• ईक्विटी राशि जोखिम	:	1906.82
• विदेशी विनिमय जोखिम	:	83.30
योग	:	**4260.58**

(iv) Valuation of collateral
(v) Custody of collateral
(vi) Insurance
(vii) Monitoring of credit risk mitigants

- **Description of the main types of Collateral taken by the Bank**

  The following Collaterals are usually recognised as Credit Risk Mitigants under the Standardised Approach :
  - Cash or Cash equivalent (Bank Deposits/NSCs/KVP/LIC Policy, etc.)
  - Gold
  - Securities issued by Central / State Governments
  - Debt Securities rated BBB- or better/ PR3/P3/F3/A3 for Short-Term Debt Instruments

- **Main types of Guarantor Counterparty and their creditworthiness**

  The Bank accepts the following entities as eligible guarantors, in line with RBI Guidelines :
  - Sovereign, Sovereign entities (including BIS, IMF, European Central Bank and European Community as well as Multilateral Development Banks, ECGC and CGTSME, PSEs, Banks and Primary Dealers with a lower risk weight than the Counterparty.
  - Other guarantors having an external rating of AA or better. In case the guarantor is a parent company, affiliate or subsidiary, they should enjoy a risk weight lower than the obligor for the guarantee to be recognised by the Bank. The rating of the guarantor should be an entity rating which has factored in all the liabilities and commitments (including guarantees) of the entity.

Information about (Market or Credit) risk concentrations within the mitigation taken:

The Bank has a well-dispersed portfolio of assets which are secured by various types of collaterals, such as:-
- Eligible financial collaterals listed above
- Guarantees by sovereigns and well-rated corporates,
- Fixed assets and current assets of the counterparty.

(b) For disclosed Credit Risk Portfolio under Standardised Approach, the total exposure that is covered by eligible financial collateral; after the application of haircuts: Rs.482169.13

TABLE DF-7 SECURITISATION

Qualitative Disclosures

- Bank's objective in relation to Securitisation activity is to achieve improvement in leverage ratios, asset performance & quality and to achieve desirable investment & maturity characteristics.
- Loss on sale on transfer of assets to Special Purpose Vehicle (SPV) shall be recognised upfront.
- Profit on sale of the securitised assets shall be amortised over the life of the Pass Through Certificates (PTCs) assets issued or to be issued by SPV.

Quantitative Disclosures

The Group does not have any securitization exposures.

TABLE DF-8 : MARKET RISK IN TRADING BOOK

Qualitative disclosures:

1) The following portfolios are covered by the **Standardised Duration** approach for calculation of Market Risk:
   - Securities held under the Held for Trading (HFT) and Available for Sale (AFS) categories.
   - Derivatives entered into for hedging HFT&AFS securities and Derivatives entered into for Trading.
2) Market Risk Management Departments (MRMD)/Mid-Office have been put in place based on the approval accorded by the respective Boards of Banks and other subsidiaries for their Risk Management Structure. Market risk units are responsible for identification, assessment, monitoring and reporting of Market Risk in Treasury Operations.
3) Board approved Trading Policies and Investment Policies with defined Market Risk Management parameters for each asset class are in place. Risk monitoring is an ongoing process with the position reported to the Top Management and the Risk Management Committee of the Board at stipulated intervals.
4) Risk Management and reporting is based on parameters such as a Modified Duration, Price Value of Basis Point (PVBP), Maximum permissible Exposures, Net Open Position limits, Gap limits, Value at Risk (VaR) etc, in line with the global best practices.
5) Respective Foreign Offices are responsible for risk monitoring of their investment portfolio as per the local regulatory requirements. Stop loss limit for individual investments and exposure limits for certain portfolios have been prescribed.

Quantitative disclosures:

Minimum Regulatory Capital requirements for market risk as on ***31.03.2008*** is as under: (Rs in crores)

• Interest rate risk (Including Derivatives)	:	2270.46
• Equity position risk	:	1906.82
• Foreign exchange risk	:	83.30
Total	:	**4260.58**

तालिका डी एफ - 9 परिचालन - जोखिम

परिचालन जोखिम प्रबंधन

अपर्याप्त या असफल आंतरिक प्रक्रियाओं, लोगों और प्रणालियों या बाह्य घटनाओं के कारण होने वाली हानियों के जोखिम को परिचालन जोखिम कहा जाता है। परिचालन जोखिम के अंतर्गत विधिक जोखिम आते हैं पर कार्यनीति और प्रतिष्ठा संबंधी जोखिम नहीं आते।

बैंक की परिचालन जोखिम प्रबंधन नीति के अंतर्गत परिचालन जोखिम की प्रणालीबद्ध और व्यवहार्य पहचान, आकलन, माप, निगरानी और न्यूनीकरण के लिए एक सुदृढ़ तंत्र स्थापित किया गया है। यह नीति बैंक के समस्त व्यवसाय और कार्यक्षेत्र में लागू है। परिचालन जोखिम प्रबंधन नीति के अनुरूप परिचालन प्रणालियाँ, प्रक्रियाएँ और दिशानिर्देश भी लागू हैं जिन्हें समय-समय पर अद्यतन किया जाता है।

बैंक की परिचालन जोखिम प्रबंधन नीति का उद्देश्य प्रणालियों और नियंत्रण व्यवस्थाओं की लगातार समीक्षा करना, जोखिम प्रबंधन गतिविधियों का व्यवसाय कार्यनीति के साथ और जोखिम तथा वित्त कार्य के बीच पूर्ण सामंजस्य स्थापित करना, पूरे बैंक में परिचालन जोखिम के प्रति जागरूकता लाना, जोखिम के लिए जिम्मेदारी निर्धारित करना, विनियमों का अनुपालन करना और उत्पादों तथा सेवाओं की गुणवत्ता बढ़ाना और परिचालन जोखिम को कम से कम करना है।

परिचालन जोखिम प्रबंधन विभाग भारतीय स्टेट बैंक के साथ-साथ उसकी प्रत्येक बैंकिंग अनुषंगी में कार्यरत है जो परिचालन जोखिम अभिशासन के समन्वित तंत्र का ही हिस्सा है और यह अपने अपने मुख्य जोखिम अधिकारी के नियंत्रणाधीन कार्य करता है।

बैंक द्वारा परिचालन जोखिम नियंत्रण और न्यूनीकरण के लिए निम्नलिखित उपाय किए गए हैं :

बैंक द्वारा एक "अनुदेशावली" जारी की गई है, जिसमें बैंकिंग के विभिन्न प्रकार के लेनदेन की प्रक्रिया के संबंध में विस्तृत दिशानिर्देश दिए गए हैं। इन दिशानिर्देशों में किए गए संशोधन और आशोधन सभी कार्यालयों को परिपत्र भेजकर कार्यान्वित किए गए हैं। दिशानिर्देश और अनुदेश जॉब कार्डों, ई-सर्कुलरों, प्रशिक्षण कार्यक्रमों आदि के माध्यम से भी प्रसारित किए गए हैं।

बैंक द्वारा वित्तीय अधिकारों के प्रत्यायोजन के संबंध में सभी कार्यालयों को आवश्यक अनुदेश जारी किए गए हैं जिनमें विभिन्न प्रकार के वित्तीय लेनदेन के लिए विभिन्न स्तरों के अधिकारियों के संस्वीकृति अधिकारों का ब्योरा दिया गया है।

भारतीय स्टेट बैंक की लगभग 90% शाखाएँ (98% व्यवसाय) कोर बैंकिंग प्रणाली (सीबीएस) के अंतर्गत लाया गया है। शेष शाखाओं को भी एक समयबद्ध कार्यक्रम बनाकर सीबीएस के अंतर्गत लाया जा रहा है। बैंकिंग अनुषंगियों की सभी शाखाएँ सीबीएस के अंतर्गत लाई जा चुकी हैं।

स्टाफ को प्रशिक्षण - परिचालन जोखिम की जानकारी बैंक के शीर्ष प्रशिक्षण संस्थानों और ज्ञानार्जन केंद्रों में विभिन्न श्रेणियों के स्टाफ के लिए संचालित प्रशिक्षण कार्यक्रमों में जोखिम प्रबंधन माड्यूलों के हिस्से के रूप में शामिल की गई है।

बीमा - बैंक द्वारा भावी परिचालन जोखिम के लिए बीमा कराया गया है।

धोखाधड़ी पर रिपोर्टों के शीघ्र प्रेषण की एक प्रणाली बैंक में लागू है। निवारक सतर्कता की एक व्यापक प्रणाली समूह की सभी व्यवसाय इकाइयों में स्थापित की गई है।

बैंक का निरीक्षण और प्रबंधन लेखापरीक्षा विभाग समय-समय पर जोखिम आधारित लेखापरीक्षा करता है और नियंत्रण प्रणालियों तथा विभिन्न नियंत्रण कार्यविधियों की कार्यप्रणाली की उपयुक्तता और प्रभावशीलता का मूल्यांकन करता है। यह विधिक और विनियामक अपेक्षाओं, आचरण संहिताओं का अनुपालन और नीतियों तथा कार्यविधियों का कार्यान्वयन सुनिश्चित करने के लिए स्थापित प्रणालियों की समीक्षा भी करता है।

जोखिम और नियंत्रण स्व मूल्यांकन (आरसीएसए) प्रक्रिया की देशी और अंतरराष्ट्रीय दोनों कार्यालयों में शुरूआत की जा रही है, ताकि बैंक में परिचालन जोखिमों की पहचान, आकलन, नियंत्रण और न्यूनीकरण किया जा सके। परिचालन जोखिमों के कारण होनेवाली हानियों का एक व्यापक आंकड़ा आधार तैयार करने की प्रक्रिया शुरू की गई है, ताकि परिचालन जोखिम प्रबंधन के लिए आधुनिकतम आकलन प्रणालियों को अपनाया जा सके।

तालिका डी एफ-10
बैंकिंग बही में ब्याज दर जोखिम

1. गुणात्मक प्रकटीकरण

ब्याज दर जोखिम :

ब्याज दर जोखिम आंतरिक एवं बाह्य कारणों से बैंक की निवल ब्याज आय तथा उसकी आस्तियों एवं देयताओं के मूल्य में होने वाले उतार-चढाव से संबंधित है। आंतरिक कारणों में बैंक की आस्तियों एवं देयताओं की संरचना, गुणवत्ता, परिपक्वता, ब्याज दर तथा जमा राशियों, उधार, ऋणों एवं निवेशों की पुनर्मूल्य अवधि शामिल हैं। बाह्य कारणों के अंतर्गत सामान्य आर्थिक स्थितियाँ आती हैं। तुलन-पत्र की स्थिति के आधार पर बढती अथवा घटती ब्याज दरें बैंक को प्रभावित करती हैं। ब्याज दर जोखिम बैंक के तुलन-पत्र की आस्ति एवं देयता दोनों तरफ रहता है।

आस्ति देयता प्रबंधन समिति तुलन-पत्र जोखिमों की अनवरत पहचान एवं विश्लेषण तथा बैंक की आस्ति देयता प्रबंधन नीति के जरिए इन जोखिमों के प्रभावी प्रबंधन के लिए मापदंड निर्धारित करने हेतु उपयुक्त प्रणालियाँ एवं कार्यविधियाँ तैयार करने के लिए जिम्मेदार है। अतः आस्ति देयता प्रबंधन समिति जोखिमों एवं प्रतिलाभों, निधीयन एवं विनियोजन, बैंक के ऋण एवं जमाराशि दरों के निर्धारण तथा बैंक की निवेश संबंधी गतिविधियों के संबंध में निदेश देने आदि की निगरानी एवं नियंत्रण करती है। निर्दिष्ट प्रकार के जोखिमों (उदाहरण के लिए ब्याज दर, चलनिधि आदि) के लिए निवेश के स्वीकृत स्तर निर्धारित कर आस्ति देयता प्रबंधन समिति बाजार जोखिम कार्यनीति भी विकसित करती है। निदेशक मंडल की जोखिम प्रबंधन समिति आस्ति देयता प्रबंधन के लिए प्रणाली के कार्यान्वयन का पर्यवेक्षण करती है और आवधिक तौर पर उसकी कार्यपद्धति की समीक्षा करती है तथा दिशानिर्देश देती है। यह बाजार जोखिम के प्रबंधन हेतु आस्ति देयता प्रबंधन समिति द्वारा लिए गए विभिन्न निर्णयों की समीक्षा करती है।

1.1 ब्याज दर अंतर के विश्लेषण, अनुरूपता, अवधि एवं जोखिम पर मूल्य के साथ ब्याज दर जोखिम निवेश को मापा जाता है। भारतीय रिज़र्व बैंक ने यह निर्धारित किया है कि ब्याज दर संवेदनशीलता (पुनर्मूल्य निर्धारण अंतर) विवरण जिसे प्रत्येक महीने के अंतिम शुक्रवार को तैयार किया जाता है, के जरिए ब्याज दर जोखिम की निगरानी की जाए। तदनुसार, आस्ति देयता प्रबंधन समिति मासिक आधार पर ब्याज दर संवेदनशीलता की समीक्षा करती है।

1.2 अवधि विश्लेषण के जरिए बैंक के निवेशों के अचल आय संविभाग की ब्याज दर जोखिम का प्रबंधन किया जाता है। बैंक, उसकी आस्तियों एवं देयताओं के आर्थिक मूल्य पर ब्याज दरों में परिवर्तन के असर का मूल्यांकन करने के लिए तिमाही आधार पर अवधि अंतर विश्लेषण भी करता है और इस प्रकार ईक्विटी के बाजार मूल्य के परिवर्तन का पता लगाता है।

1.3 विभिन्न ब्याज जोखिमों की निगरानी के लिए निम्नलिखित विवेकपूर्ण सीमाओं का निर्धारण किया गया है :

ब्याज दर अस्थिरता के कारण परिवर्तन	**अधिकतम असर (पूँजी एवं आरक्षितियों के प्रतिशत के रूप में)**
निवल ब्याज आय में परिवर्तन (आस्तियों एवं देयताओं दोनों के लिए ब्याज दरों में 1% परिवर्तन के साथ)	5%
ईक्विटी के बाजार मूल्य में परिवर्तन (आस्तियों एवं देयताओं के लिए ब्याज दरों में 1% परिवर्तन के साथ)	20%

1.4 बाजार जोखिम के कारण समग्र प्रतिकूल असर को पूँजी एवं आरक्षितियों की 20% की सीमा तक सीमित करना विवेकपूर्ण सीमा का उद्देश्य है, जबकि शेष पूँजी एवं आरक्षितियाँ ऋण एवं परिचालन जोखिम से सुरक्षा प्रदान करती है।

1.5 **अवधि अंतर :** उपलब्ध बाजार ब्याज दर के किसी परिवर्तन के सहारे आस्तियों एवं देयताओं के मूल्य के परिवर्तन की पहचान कर अवधि अंतर विश्लेषण द्वारा ईक्विटी के बाजार मूल्य पर ब्याज दर परिवर्तन के प्रभाव की निगरानी की जाती है। आस्ति एवं देयताओं दोनों के लिए ब्याज दरों में 1 प्रतिशत समानांतर परिवर्तन के साथ ईक्विटी के मूल्य (आरक्षितियाँ सहित) के परिवर्तन का आकलन किया जाना चाहिए। **ब्याज दरों में 1 प्रतिशत परिवर्तन के साथ उस अधिकतम सीमा को पूँजी एवं आरक्षितियों के 20% तक सीमित कर दिया जाना चाहिए, जहाँ तक ईक्विटी का मूल्य (आरक्षितियाँ सहित) बाधित होता हो।**

2. **परिमाणात्मक प्रकटीकरण जोखिम पर अर्जन**

(रुपए करोड़ में)

आस्तियाँ	**देयताएँ**	**निवल ब्याज आय पर असर**
उधार दर / निवेश पर आय में 100 आधार अंकों की वृद्धि	**सावधि जमा / उधार लागत में 100 आधार अंकों की वृद्धि**	**1953.49**

ईक्विटी का बाजार मूल्य	**मार्च 2008 तक**
	राशि
ईक्विटी के बाजार मूल्य पर असर	**2367.96**

TABLE DF-9 : OPERATIONAL RISK:

Operational Risk Management

Operational risk is the risk of losses resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk includes legal risk but excludes strategic and reputational risks.

The Operational Risk Management Policy of the Bank establishes a consistent framework for systematic and proactive identification, assessment, measurement, monitoring and mitigation of operational risk. The policy applies to all business and functional areas within the Bank. The Operational Risk Management Policy is supplemented by operational systems, procedures and guidelines which are periodically updated.

The objective of the Bank's Operational Risk Management Policy is to continuously review systems and control mechanisms, proper alignment of risk management activities with business strategy and between the risk and finance functions, create awareness of operational risk throughout the Bank, assign risk ownership, compliance with regulations and improve quality of products and services and mitigate operational risks.

The Operational Risk Management Department is functioning in SBI as well as each of the Banking Subsidiaries as part of the Integrated Risk Governance Structure under the control of their respective Chief Risk Officers.

The Bank has put in place the following measures to control and mitigate operational risks:

The Bank has issued a "Book of Instructions", which contains detailed procedural guidelines for processing various banking transactions. Amendments and modifications to these guidelines are implemented through circulars sent to all offices. Guidelines and instructions are also disseminated through job cards, e-circulars, training programs, etc.

The Bank has issued necessary instructions to all offices regarding delegation of financial powers, which detail sanctioning powers of various levels of officials for different types of financial transactions

About 90% of the branches (covering 98% of the business) of State Bank of India have been brought under Core Banking System (CBS). The remaining branches are also being brought under CBS in a time bound manner. All branches of the Banking Subsidiaries are already under CBS.

Training of staff - Inputs on Operational Risk are included as part of Risk Management modules in the training programs conducted for various categories of staff at Bank's apex training institutes and learning centres.

Insurance – The Bank has obtained Insurance cover for potential operational risks.

A system of prompt submission of reports on frauds is in place in the Bank. A comprehensive system of preventive vigilance has been established in all business units of the Group.

The Bank's Inspection & Management Audit Department periodically conducts risk based audits and evaluates adequacy and effectiveness of the control systems and the functioning of various control procedures. It also conducts review of the systems established to ensure compliance with legal and regulatory requirements, codes of conduct and the implementation of policies and procedures.

Risk and Control Self Assessment (RCSA) process is being rolled out in both domestic as well as international offices for identification, assessment, control and mitigation of operational risks in the Bank. The process of building a comprehensive database of losses due to Operational Risks has been initiated with a view to graduate to Advanced Measurement Approaches for Operational Risk Management.

TABLE DF-10 : INTEREST RATE RISK IN THE BANKING BOOK (IRRBB)

1. Qualitative Disclosures

INTEREST RATE RISK:

Interest rate risk refers to fluctuations in Bank's Net Interest Income and the value of its Assets and Liabilities arising from internal and external factors. Internal factors include the composition of the Bank's assets and liabilities, quality, maturity, interest rate and re-pricing period of deposits, borrowings, loans and investments. External factors cover general economic conditions. Rising or falling interest rates impact the Bank depending on Balance Sheet positioning. Interest rate risk is prevalent on both the asset as well as the liability sides of the Bank's Balance Sheet.

The Asset - Liability Management Committee (ALCO) which is responsible for evolving appropriate systems and procedures for ongoing identification and analysis of Balance Sheet risks and laying down parameters for efficient management of these risks through Asset Liability Management Policy of the Bank. ALCO, therefore, periodically monitors and controls the risks and returns, funding and deployment, setting Bank's lending and deposit rates, and directing the investment activities of the Bank. ALCO also develops the market risk strategy by clearly articulating the acceptable levels of exposure to specific risk types (i.e. interest rate, liquidity etc). The Risk Management Committee of the Board of Directors (RMCB) oversees the implementation of the system for ALM and review its functioning periodically and provide direction. It reviews various decisions taken by the Asset - Liability Management Committee (ALCO) for managing market risk.

1.1 Interest rate risk exposure is measured with Interest Rate Gap analysis, Simulation, Duration and Value-at-Risk (VaR). RBI has stipulated monitoring of interest rate risk at monthly intervals through a Statement of Interest Rate Sensitivity (Repricing Gaps) to be prepared as the last Reporting Friday of each month. Accordingly, ALCO reviews Interest Rate Sensitivity statement on monthly basis.

1.2 Interest rate risk in the Fixed Income portfolio of Bank's investments is managed through Duration analysis. Bank also carries out Duration Gap analysis (on quarterly basis) to estimate the impact of change in interest rates on economic value of Bank's assets and liabilities and thus arrive at changes in Market Value of Equity (MVE).

1.3 The following prudential limits have been fixed for monitoring of various interest risks:

Changes on account of Interest rate volatility	**Maximum Impact (as % of capital and reserve)**
Changes in Net Interest Income (with 1% change in interest rates for both assets and liabilities)	5%
Change in Market value of Equity (with 1% change in interest rates for assets and liabilities)	20%

1.4 The prudential limit aims to restrict the overall adverse impact on account of market risk to the extent of 20% of capital and reserves, while part of the remaining capital and reserves serves as cushion for credit and operational risk.

1.5 **Duration Gap:** The impact of interest rate changes on the Market Value of Equity is monitored through Duration Gap analysis by recognising the changes in the value of assets and liabilities by a given change in the market interest rate. The change in value of equity (including reserves) with 1% parallel shift in interest rates for both assets and liabilities needs to be estimated. **Maximum limit up to which the value of the equity (including reserves) will get affected with 1% change in interest rates to be restricted to 20% of capital and reserves.**

2. Quantitative Disclosures

Earnings at Risk (EaR)

(Rs.in Crore)

Assets	*Liabilities*	*Impact on NII*
Lending rate / yield on investment **increase by 100 bps.**	Term Deposit / Borrowing Cost **increases by 100 bps.**	**1953.49**

Market Value of Equity (MVE)	**As at March 2008** Amount
Impact on Market Value of Equity (MVE)	**2367.96**

Balance Sheet
Profit & Loss Account and
Cash Flow Statement of
State Bank of India
in U.S. Dollars

Exchange Rates used for Conversion:
1 US $ = Rs.40.1200 as on March 31, 2008
1 US $ = Rs.43.4700 as on March 31, 2007

BALANCE SHEET OF THE STATE BANK OF INDIA AS ON 31ST MARCH 2008

(000s omitted)

CAPITAL AND LIABILITIES	Schedule No.	As on 31.3.2008 (Current Year)	As on 31.3.2007 (Previous Year)
		US $	US $
Capital	1	157,395	121,072
Reserves & Surplus	2	12,064,106	7,078,964
Deposits	3	133,949,138	100,188,886
Borrowings	4	12,893,173	9,133,503
Other Liabilities and Provisions	5	20,778,240	13,812,344
TOTAL		179,842,052	130,334,769

ASSETS	Schedule No.	As on 31.3.2008 (Current Year)	As on 31.3.2007 (Previous Year)
		US $	US $
Cash and balances with Reserve Bank of India	6	12,845,118	6,688,848
Balances with banks and money at call & short notice	7	3,971,017	5,266,222
Investments	8	47,233,617	34,310,762
Advances	9	103,880,408	77,602,138
Fixed Assets	10	840,848	648,463
Other Assets	11	11,071,044	5,818,336
TOTAL		179,842,052	130,334,769
Contingent Liabilities	12	202,092,842	121,222,603
Bills for Collection	—	4,722,532	5,375,549
Principal Accounting Policies	17		
Notes on Accounts	18		

SCHEDULE 1 — CAPITAL

(000s omitted)

	As on 31.3.2008 (Current Year)	As on 31.3.2007 (Previous Year)
	US $	US $
Authorised Capital – 1,000,000,000 shares of Rs.10/- each	249,252	230,044
Issued - 63,15,58,654 (Previous Year 52,62,98,878) Equity Shares of Rs. 10/- each	157,417	121,072
Subscribed and Paid-up Capital — 63,14,70,376 (Previous Year 52,62,98,878) shares of Rs.10/- each [includes 4,24,81,772 (4,14,54,618 as on 31.03.2007) share represented by 21,12,40,886 (2,07,27,309 as on 31.03.2007) Global Depository Receipts]	157,395	121,072
TOTAL	157,395	121,072

SCHEDULE 2 — RESERVES & SURPLUS

(000s omitted)

		As on 31.3.2008 (Current Year)		As on 31.3.2007 (Previous Year)	
		US $	US $	US $	US $
I.	**Statutory Reserves**				
	Opening Balance	5,079,521		3,915,556	
	Additions during the year	1,206,151		772,513	
	Deductions during the year	—		—	
			6,285,672		4,688,069
II.	**Capital Reserves**				
	Opening Balance	104,223		96,182	
	Additions during the year	1,107		9	
	Deductions during the year	—		—	
			105,330		96,191
III.	**Share Premium**				
	Opening Balance	875,019		807,585	
	Additions during the year	4,141,849		—	
	Deductions during the year	7,155		—	
			5,009,713		807,585
IV.	**Investment Reserve**				
	Opening Balance	—		—	
	Additions during the year	15,499		—	
	Deductions during the year	—		—	
			15,499		—
V.	**Revenue and Other Reserves***				
	Opening Balance	1,544,257		1,351,379	
	Additions during the year	74,776		74,535	
	Deductions during the year	1,015,886		664	
			603,147		1,425,250
VI.	**Foreign Currency Translation Reserve**				—
	Opening Balance	66,950		67,495	
	Additions during the year	—		—	
	Deductions during the year	22,290		5,704	
			44,660		61,791
VII.	**Balance of Profit and Loss Account**		85		78
	*Includes US $ 1,246,261 (previous year US $ 1,150,218) of Integration and Development Fund (maintained under Section 36 of the State Bank of India Act, 1955)				
	TOTAL		12,064,106		7,078,964

SCHEDULE 3 — DEPOSITS

(000s omitted)

				As on 31.3.2008 (Current Year)	As on 31.3.2007 (Previous Year)
				US $	US $
A.	I.	**Demand Deposits**			
		(i) From banks		3,069,144	2,524,686
		(ii) From others		21,390,858	16,338,432
	II.	**Savings Bank Deposits**		38,441,996	29,707,038
	III.	**Term Deposits**			
		(i) From banks		1,761,086	1,061,303
		(ii) From others		69,286,054	50,557,427
			TOTAL	133,949,138	100,188,886
B.	(i)	Deposits of branches in India		128,284,164	96,603,811
	(ii)	Deposits of branches outside India		5,664,974	3,585,075
			TOTAL	133,949,138	100,188,886

SCHEDULE 4 — BORROWINGS

(000s omitted)

				As on 31.3.2008 (Current Year)	As on 31.3.2007 (Previous Year)
				US $	US $
I.	**Borrowings in India**				
	(i)	Reserve Bank of India		324,028	230,045
	(ii)	Other Banks		1,957,523	288,660
	(iii)	Other Institutions and Agencies		909,510	820,098
II.	**Borrowings outside India**			9,702,112	7,794,700
			TOTAL	12,893,173	9,133,503
Secured borrowings included in I & II above				1,088,703	1,069,827

SCHEDULE 5 — OTHER LIABILITIES AND PROVISIONS

(000s omitted)

		As on 31.3.2008 (Current Year)	As on 31.3.2007 (Previous Year)
		US $	US $
I.	Bills Payable	4,775,649	4,664,550
II.	Inter-office adjustments (net)	—	—
III.	Interest accrued	1,269,247	908,229
IV.	Deferred Tax Liabilities (net)	—	111,266
V.	Others (including provisions) Includes sub-ordinated debt of $ 4681.42 million ($ 3319.69 million as an 31.03.2007) and perpetual bonds of $ 625.00 million ($ 400.00 million as on 31.03.2007)	14,733,344	8,128,299
	TOTAL	20,778,240	13,812,344

SCHEDULE 6 — CASH AND BALANCES WITH RESERVE BANK OF INDIA

(000s omitted)

		As on 31.3.2008 (Current Year)	As on 31.3.2007 (Previous Year)
		US $	US $
I.	Cash in hand (including foreign currency notes and gold)	802,669	582,037
II.	Balances with Reserve Bank of India		
	(i) In Current Account	5,209,523	6,106,811
	(ii) In Other Accounts	6,832,926	—
	TOTAL	12,845,118	6,688,848

SCHEDULE 7 — BALANCES WITH BANKS & MONEY AT CALL & SHORT NOTICE (000s omitted)

	As on 31.3.2008 (Current Year)	As on 31.3.2007 (Previous Year)
	US $	US $
I. In India		
(i) Balances with banks		
(a) In Current Accounts	275,473	229,280
(b) In Other Deposit Accounts	650,129	—
(ii) Money at call and short notice		
(a) With banks	1,684,696	1,496,042
(b) With other institutions	—	—
TOTAL	2,610,298	1,725,322
II. Outside India		
(i) In Current Accounts	312,143	422,303
(ii) In Other Deposit Accounts	186,728	554,616
(iii) Money at call and short notice	861,848	2,563,981
TOTAL	1,360,719	3,540,900
GRAND TOTAL	3,971,017	5,266,222

SCHEDULE 8 — INVESTMENTS (000s omitted)

		As on 31.3.2008 (Current Year)	As on 31.3.2007 (Previous Year)
		US $	US $
I.	Investments in India in		
	(i) Government Securities	35,078,274	27,076,860
	(ii) Other approved securities	682,515	769,050
	(iii) Shares	1,122,267	530,171
	(iv) Debentures and Bonds	4,394,012	1,999,244
	(v) Subsidiaries and/or Joint Ventures (including Associates)	938,799	510,898
	(vi) Others (Units of Mutual Funds, Commercial Papers, Priority Sector deposits etc.)	3,728,825	2,087,396
	TOTAL	45,944,692	32,973,619
II.	Investments outside India in		
	(i) Government Securities (including local authorities)	98,263	130,599
	(ii) Subsidiaries and/or joint ventures abroad	152,992	81,090
	(iii) Other investments (Shares, Debentures etc.)	1,037,670	1,125,454
	TOTAL	1,288,925	1,337,143
	GRAND TOTAL	47,233,617	34,310,762
III.	Investments in India		
	(i) Gross Value of Investments	46,181,063	33,259,722
	(ii) Less : Aggregate of Provisions/Depreciation	236,371	286,103
	(iii) Net Investments (vide I above) TOTAL	45,944,692	32,973,619
IV.	Investments Outside India		
	(i) Gross Value of Investments	1,297,174	1,339,617
	(ii) Less : Aggregate of Provisions/Depreciation	8,249	2,474
	(iii) Net Investments (vide II above) TOTAL	1,288,925	1,337,143
	GRAND TOTAL	47,233,617	34,310,762

SCHEDULE 9 — ADVANCES

(000s omitted)

			As on 31.3.2008 (Current Year)	As on 31.3.2007 (Previous Year)
			US $	US $
A.	(i)	Bills purchased and discounted	9,155,905	7,082,379
	(ii)	Cash credits, overdrafts and loans repayable on demand	37,886,341	28,865,004
	(iii)	Term loans	56,838,162	41,654,755
		TOTAL	103,880,408	77,602,138
B.	(i)	Secured by tangible assets (includes advances against Book Debt)	70,845,230	53,677,665
	(ii)	Covered by Bank/Government Guarantees	5,046,051	4,996,341
	(iii)	Unsecured	27,989,127	18,928,132
		TOTAL	103,880,408	77,602,138
C.	I.	Advances in India		
		(i) Priority Sector	29,718,473	23,468,105
		(ii) Public Sector	5,739,034	6,249,119
		(iii) Banks	19,358	620,270
		(iv) Others	54,410,560	38,510,780
		TOTAL	89,887,425	68,848,274
	II.	Advances outside India		
		(i) Due from banks	532,194	652,023
		(ii) Due from others		
		(a) Bills purchased and discounted	3,874,228	2,403,713
		(b) Syndicated loans	4,949,308	2,899,816
		(c) Others	4,637,253	2,798,312
		TOTAL	13,992,983	8,753,864
		GRAND TOTAL	103,880,408	77,602,138

SCHEDULE 10 — FIXED ASSETS

(000s omitted)

			As on 31.3.2008 (Current Year)		As on 31.3.2007 (Previous Year)	
			US $	US $	US $	US $
I.	A.	**Premises**				
		At cost as on 31st March of the preceding year	361,075		309,745	
		Additions during the year	10,020		24,224	
		Deductions during the year	96		722	
		Depreciation to date	138,909		114,775	
				232,090		218,472
	B.	**Premises under Construction**		58,389		32,655
II.	**Other Fixed Assets** (including furniture and fixtures)					
	At cost as on 31st March of the preceding year		1,369,191		1,145,978	
	Additions during the year		285,481		146,097	
	Deductions during the year		19,145		28,401	
	Depreciation to date		1,096,210		886,904	
				539,317		376,770
III.	**Leased Assets**					
	At cost as on 31st March of the preceding year		279,188		273,968	
	Additions during the year		—		—	
	Deductions during the year		45,348		16,295	
	Depreciation to date including provision		221,470		221,043	
			12,370		36,630	
	Less : Lease adjustment and provisions		1,318		16,064	
				11,052		20,566
		TOTAL		840,848		648,463

SCHEDULE 11 — OTHER ASSETS

(000s omitted)

		As on 31.3.2008 (Current Year)	As on 31.3.2007 (Previous Year)
		US $	US $
I.	Inter-office adjustments (net)	2,826,653	49,911
II.	Interest accrued	1,569,827	1,154,891
III.	Tax paid in advance/tax deducted at source	617,614	495,154
IV.	Stationery and stamps	23,829	18,084
V.	Non-banking assets acquired in satisfaction of claims	87	80
VI.	Deferred Tax Assets (net)	10,480	—
VII.	Others	6,022,554	4,100,216
	TOTAL	11,071,044	5,818,336

SCHEDULE 12 — CONTINGENT LIABILITIES

(000s omitted)

		As on 31.3.2008 (Current Year)	As on 31.3.2007 (Previous Year)
		US $	US $
I.	Claims against the bank not acknowledged as debts	199,335	876,234
II.	Liability for partly paid investments	698	644
III.	Liability on account of outstanding forward exchange contracts	77,382,233	45,384,243
IV.	Guarantees given on behalf of constituents		
	(a) In India	8,763,493	5,455,632
	(b) Outside India	3,615,125	3,198,888
V.	Acceptances, endorsements and other obligations	18,620,662	10,823,704
VI.	Other items for which the bank is contingently liable (Including notional principal of Derivative transactions)	93,511,296	55,483,258
	TOTAL	202,092,842	121,222,603

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH 2008

(000s omitted)

		Schedule No.	Year ended 31.3.2008 (Current Year)	Year ended 31.3.2007 (Previous Year)
			US $	US $
I.	**INCOME**			
	Interest earned	13	12,200,974	8,567,363
	Other income	14	2,167,230	1,556,306
	TOTAL		14,368,204	10,123,669
II.	**EXPENDITURE**			
	Interest expended	15	7,958,394	5,103,321
	Operating expenses	16	3,142,724	2,719,926
	Provisions and contingencies		1,589,837	1,255,723
	TOTAL		12,690,955	9,078,970
III.	**PROFIT**			
	Net Profit for the year		1,677,249	1,044,699
	Profit brought forward		85	78
	Transfers from General Reserves		23	664
	TOTAL		1,677,357	1,045,441
	APPROPRIATIONS			
	Transfer to Statutory Reserves		1,206,150	772,513
	Transfer to Investment Reserves		15,497	9
	Transfer to Capital Reserves		1,107	
	Transfer to Revenue and Other Reserves		74,775	74,534
	Dividend		338,400	169,500
	Tax on Dividend		41,343	28,807
	Balance carried over to Balance Sheet		85	78
	TOTAL		1,677,357	1,045,441
	Basic Earnings per Share		3	2
	Diluted Earnings per Share		3	2
	Principal Accounting Policies	17		
	Notes on Accounts	18		

SCHEDULE 13 — INTEREST EARNED

(000s omitted)

		Year ended 31.3.2008 (Current Year)	Year ended 31.3.2007 (Previous Year)
		US $	US $
I.	Interest/discount on advances/bills	8,780,686	5,714,096
II.	Income on investments	2,977,110	2,405,382
III.	Interest on balances with Reserve Bank of India and other inter-bank funds	299,121	397,750
IV.	Others	144,057	50,135
	TOTAL	12,200,974	8,567,363

SCHEDULE 14 — OTHER INCOME

(000s omitted)

		Year ended 31.3.2008 (Current Year)	Year ended 31.3.2007 (Previous Year)
		US $	US $
I.	Commission, exchange and brokerage	1,474,141	1,105,246
II.	Profit (Loss) on sale of investments (Net)	411,226	130,614
III.	Profit (Loss) on revaluation of investments	(175,349)	(147,393)
IV.	Profit on sale of land, buildings and other assets and other assets including leased assets (Net)	2,752	1,719
V.	Profit on exchange transactions	172,657	76,252
VI.	Income earned by way of dividends, etc. from subsidiaries/companies and/or joint ventures abroad/in India	49,204	137,594
VII.	Income from financial lease	7,942	20,310
VIII.	Miscellaneous Income	224,657	231,964
	TOTAL	2,167,230	1,556,306

SCHEDULE 15 — INTEREST EXPENDED

(000s omitted)

		Year ended 31.3.2008 (Current Year)	Year ended 31.3.2007 (Previous Year)
		US $	US $
I.	Interest on deposits	6,747,902	4,302,902
II.	Interest on Reserve Bank of India/Inter-bank borrowings	732,412	333,686
III.	Others	478,080	466,733
	TOTAL	7,958,394	5,103,321

SCHEDULE 16 — OPERATING EXPENSES

(000s omitted)

		Year ended 31.3.2008 (Current Year)	Year ended 31.3.2007 (Previous Year)
		US $	US $
I.	Payments to and provisions for employees	1,940,645	1,824,843
II.	Rent, taxes and lighting	247,613	206,234
III.	Printing and stationery	47,078	39,998
IV.	Advertisement and publicity	43,178	20,342
V.	(a) Depreciation on bank's property (Other than Leased Assets)	162,274	121,405
	(b) Depreciation on Leased Assets	7,213	17,172
VI.	Directors' fees, allowances and expenses	307	248
VII.	Auditors' fees and expenses (including branch auditors' fees and expenses)	24,264	14,328
VIII.	Law charges	15,068	13,195
IX.	Postage, Telegrams, Telephones, etc.	53,982	27,184
X.	Repairs and maintenance	58,780	43,513
XI.	Insurance	103,650	81,732
XII.	Other expenditure	438,672	309,732
	TOTAL	3,142,724	2,719,926

SCHEDULE 17

PRINCIPAL ACCOUNTING POLICIES

A. Basis of Preparation

The accompanying financial statements have been prepared under the historical cost convention **as modified for derivatives and foreign currency transactions, as enumerated in Part C below**. They conform to Generally Accepted Accounting Principles (GAAP) in India, which comprise the statutory provisions, guidelines of regulatory authorities, Reserve Bank of India (RBI), accounting standards/guidance notes issued by the Institute of Chartered Accountants of India (ICAI), and the practices prevalent in the banking industry in India.

B. Use of Estimates

The preparation of financial statements requires the management to make estimates and assumptions considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Future results could differ from these estimates. Any revision to the accounting estimates is recognised prospectively in the current and future periods.

C. Principal Accounting Policies

1. Revenue recognition

1.1 Income and expenditure are accounted on accrual basis, except otherwise stated below. In respect of banks' foreign offices, income is recognised as per the local laws of the country in which the respective foreign office is located.

1.2 Interest income is recognised in the Profit and Loss Account as it accrues except (i) income from non-performing assets (NPAs), comprising of advances, leases and investments, which is recognised upon realisation, as per the prudential norms prescribed by the RBI/ respective country regulators (hereafter collectively referred to as Regulatory Authorities), (ii) interest on application money on investments (iii) overdue interest on investments and bills discounted, (iv) Income on Rupee Derivatives designated as "Trading".

1.3 Profit / Loss on sale of investments is credited / debited to "Profit / Loss on Sale of Investments" and thereafter in respect of profit on sale of investments in the Held to Maturity category is appropriated (net of applicable taxes and statutory reserve requirements) to Capital Reserve.

1.4 Income from finance leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease, over the primary lease period. Leases effective from April 1, 2001 are accounted as advances at an amount equal to the net investment in the lease. The lease rentals are apportioned between principal and finance income based on a pattern reflecting a constant periodic return on the net investment outstanding in respect of finance leases. The principal amount is utilized for reduction in balance of net investment in lease and finance income is reported as interest income.

1.5 Income (other than interest) on investments in "Held to Maturity" (HTM) category acquired at a discount to the face value, is recognised as follows :

a) On Interest bearing securities, it is recognised only at the time of sale/ redemption.

b) On zero-coupon securities, it is accounted for over the balance tenor of the security on a constant yield basis.

1.6 Dividend is accounted on an accrual basis where the right to receive the dividend is established.

1.7 All other commission and fee incomes are recognised on their realisation except for (i) Guarantee commission on deferred payment guarantees, which is spread over the period of the guarantee and (ii) Commission on Government Business, which is recognised as it accrues.

2. Investments

Investments are accounted for in accordance with the extant regulatory guidelines. The bank follows trade date method for accounting of its investments.

2.1 Classification

Investments are classified into 3 categories, viz. Held to Maturity, Available for Sale and Held for Trading categories (hereafter called categories). Under each of these categories, investments are further classified into the following six groups:

i. Government Securities,

ii. Other Approved Securities,

iii. Shares,

iv. Debentures and Bonds,

v. Subsidiaries/Joint ventures and

vi. Others.

2.2 Basis of classification:

i. Investments that the Bank intends to hold till maturity are classified as Held to Maturity.

ii. Investments that are held principally for resale within 90 days from the date of purchase are classified as Held for Trading.

iii. Investments, which are not classified in the above two categories, are classified as Available for Sale.

iv. An investment is classified as Held to Maturity, Available for Sale or Held for Trading at the time of its purchase and subsequent shifting amongst categories is done in conformity with regulatory guidelines.

v. Investments in subsidiaries, joint ventures and associates are classified under as Held to Maturity.

2.3 Valuation :

i. In determining the acquisition cost of an investment :

(a) Brokerage/commission received on subscriptions is reduced from the cost.

(b) Brokerage, commission etc. paid in connection with acquisition of investments are expensed upfront and excluded from cost.

(c) Broken period interest paid / received on debt instruments is treated as interest expense/income and is excluded from cost/ sale consideration.

(d) Cost is determined on the weighted average cost method.

(e) The transfer of a security amongst the above three categories is accounted for at the least of acquisition cost/book value/market value on the date of transfer, and the depreciation, if any, on such transfer is fully provided for.

ii. Treasury Bills and Commercial Papers are valued at carrying cost.

iii. **Held to Maturity category:** Each scrip under Held to Maturity category is carried at its acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium on acquisition is amortised over the remaining maturity period of the security on constant yield basis. Such amortisation of premium is adjusted against income under the head "interest on investments". A provision is made for diminution, other than temporary. Investments in subsidiaries, joint ventures and associates (both in India and abroad) are valued at historical cost except for investments in Regional Rural Banks, which are valued at carrying cost (i.e book value).

iv. **Available for Sale and Held for Trading categories:** Each scrip in the above two categories is revalued at the market price or fair value **determined as per Regulatory guidelines**, and only the net depreciation of each group for each category is provided for and net appreciation, is ignored. On provision for depreciation, the book value of the individual securities remains unchanged after marking to market.

v. Security receipts issued by an asset reconstruction company (ARC) are valued in accordance with the guidelines applicable to non-SLR instruments. Accordingly, in cases where the security receipts issued by the ARC are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Net Asset Value, obtained from the ARC, is reckoned for valuation of such investments.

vi. Investments are classified as performing and non-performing, based on the guidelines issued by the RBI in case of domestic offices and respective regulators in case of foreign offices. Investments of domestic offices become non performing where :

a) Interest/installment (including maturity proceeds) is due and remains unpaid for more than 90 days.

b) In the case of equity shares, in the event the investment in the shares of any company is valued at Re. 1 per company on account of the non availability of the latest balance sheet, those equity shares would be reckoned as NPI.

c) If any credit facility availed by the issuer is NPA in the books of the bank, investment in any of the securities issued by the same issuer would also be treated as NPI and vice versa.

d) The above would apply mutatis-mutandis to preference shares where the fixed dividend is not paid.

e) The investments in debentures/bonds, which are deemed to be in the nature of advance, are also subjected to NPI norms as applicable to investments.

f) In respect of foreign offices, provisions for non performing investments are made as per the local regulations or as per the norms of RBI, whichever is higher.

vii. The Bank has adopted the Uniform Accounting Procedure prescribed by the RBI for accounting of Repo and Reverse Repo transactions [other than transactions under the Liquidity Adjustment Facility (LAF) with the RBI]. Accordingly, the securities sold/purchased under Repo/Reverse repo are treated as outright sales/purchases and accounted for in the Repo/Reverse Repo Accounts, and the entries are reversed on the date of maturity. Costs and revenues are accounted as interest expenditure/income, as the case may be. Balance in Repo/Reverse Repo Account is adjusted against the balance in the Investment Account.

viii. Securities purchased / sold under LAF with RBI are debited / credited to Investment Account and reversed on maturity of the transaction. Interest expended / earned thereon is accounted for as expenditure / revenue.

3. Loans /Advances and Provisions thereon

3.1 Loans and Advances are classified as performing and non-performing, based on the guidelines issued by the RBI. Loan assets become non-performing where:

i. In respect of term loan, interest and/or instalment of principal remains overdue for a period of more than 90 days;

ii. In respect of an Overdraft or Cash Credit advance, the account remains "out of order", i.e. if the outstanding balance exceeds the sanctioned limit/drawing power continuously for a period of 90 days, or if there are no credits continuously for 90 days as on the date of balance-sheet, or if the credits are not adequate to cover the interest due during the same period;

iii. In respect of bills purchased/discounted, the bill remains overdue for a period of more than 90 days;

iv. In respect of agricultural advances for short duration crops, where the instalment of principal or interest remains overdue for 2 crop seasons;

v. In respect of agricultural advances for long duration crops, where the principal or interest remains overdue for one crop season.

3.2 Non-Performing advances are classified into sub-standard, doubtful and loss assets, based on the following criteria stipulated by RBI :

i. Sub-standard: A loan asset that has remained non-performing for a period less than or equal to 12 months.

ii. Doubtful: A loan asset that has remained in the sub-standard category for a period of 12 months.

iii. Loss: A loan asset where loss has been identified but the amount has not been fully written off.

3.3 Provisions are made for NPAs as per the extant guidelines prescribed by the regulatory authorities, subject to minimum provisions as prescribed below by the RBI :

Substandard Assets :	i.	A general provision of 10%
	ii.	Additional provision of 10% for exposures which are unsecured ab-initio (where realisable value of security is not more than 10 percent ab-initio)
Doubtful Assets :		
– Secured portion :	i.	Upto one year – 20%
	ii.	One to three years – 30%
	iii.	More than three years – 100%
– Unsecured portion		100%
Loss Assets :		100%

3.4 In respect of foreign offices, provisions for non performing advances are made as per the local regulations or as per the norms of RBI, whichever is higher.

3.5 The sale of NPAs is accounted as per guidelines prescribed by the RBI, which requires provisions to be made for any deficit (where sale price is lower than the net book value), while surplus (where sale price is higher than the net book value) is ignored. Net book value is outstandings as reduced by specific provisions held and ECGC claims received.

3.6 Advances are net of specific loan loss provisions, unrealised interest, ECGC claims received and bills rediscounted.

3.7 For restructured/rescheduled assets, provisions are made in accordance with the guidelines issued by RBI, which requires that the present value of future interest due as per the original loan agreement, compared with the present value of the interest expected to be earned under the restructuring package, be provided in addition to provision for NPAs. The provision for interest sacrifice is not reduced from advances and is included in the balance sheet under the head "Other Liabilities-Others".

3.8 In the case of loan accounts classified as NPAs, an account may be reclassified as a performing account if it conforms to the guidelines prescribed by the regulators.

3.9 Amounts recovered against debts written off in earlier years are recognised as revenue.

3.10 Unrealised Interest recognised in the previous year on advances which have become non-performing during the current year, is provided for.

3.11 In addition to the specific provision on NPAs, general provisions are also made for standard assets as per the extant guidelines prescribed by the RBI. The provisions on standard assets are not reckoned for arriving at net NPAs. These provisions are reflected in Schedule 5 of the balance sheet under the head "Other Liabilities & Provisions – Others."

4. Provision for Country Exposure

In addition to the specific provisions held according to the asset classification status, provisions are held for individual country exposures (other than the home country). Countries are categorised into seven risk categories, namely, insignificant, low, moderate, high, very high, restricted and off-credit, and provisioning made as per extant RBI guidelines. If the country exposure (net) of the bank in respect of each country does not exceed 1% of the total funded assets, no provision is maintained on such country exposures.

5. Derivatives :

5.1 The Bank enters into derivative contracts, such as foreign currency options, interest rate swaps, currency swaps, and cross currency interest rate swaps and forward rate agreements in order to hedge on-balance sheet/off-balance sheet assets and liabilities or for trading purposes. The swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of the underlying assets and accounted in accordance with the principles of hedge accounting.

5.2 All derivative instruments are recognised as assets or liabilities in the balance sheet and measured at marked to market.

5.3 Derivative contracts classified as hedge are recorded on accrual basis. Hedge contracts are not marked to market unless the underlying Assets / Liabilities are also marked to market.

5.4 Except as mentioned above, all other derivative contracts are marked to market as per the generally accepted practices prevalent in the industry. In respect of derivative contracts that are marked to market, changes in the market value are recognised in the profit and loss account in the period of change.

5.5 Option premium paid or received is recorded in profit and loss account at the expiry of the option.

6. Fixed Assets and Depreciation

6.1 Fixed assets are carried at cost less accumulated depreciation.

6.2 Cost includes cost of purchase and all expenditure such as site preparation, installation costs and professional fees incurred on the asset before it is put to use. Subsequent expenditure incurred on assets put to use is capitalised only when it increases the future benefits from such assets or their functioning capability.

6.3 Depreciation is provided on the written down value method at the rates prescribed under the Income Tax Rules 1962, which are considered appropriate by the management. The rates of depreciation and method of charging depreciation in respect of domestic operations are as under :

Sr. No.	Description of fixed assets	Method of charging depreciation	Depreciation/ amortisation rate
1	Computers	Straight Line Method	33.33% every year
2	Computer software forming an integral part of hardware	Written Down Value Method	60%
3	Computer Software which does not form an integral part of hardware	Straight Line Method	100%, in the year of acquisition
4	Assets given on financial lease upto 31st March 2001	Straight Line Method	At the rate prescribed under Companies Act 1956
5	Other fixed assets	Written down value method	At the rate prescribed under Income-tax Rules 1962

6.4 In respect of assets acquired for domestic operations during the year, depreciation is charged for half an year in respect of assets used for upto 182 days and for the full year in respect of assets used for more than 182 days, except depreciation on computers and software, which is charged for the full year irrespective of the period for which the asset was put to use.

6.5 Items costing less than $ 24.93 each are charged off in the year of purchase.

6.6 In respect of leasehold premises, the lease premium, if any, is amortised over the period of lease and the lease rent is charged in the respective year.

6.7 In respect of assets given on lease by the Bank on or before 31st March 2001, the value of the assets given on lease is disclosed as Leased Assets under fixed assets, and the difference between the annual lease charge (capital recovery) and the depreciation is taken to Lease Equalisation Account.

6.8 In respect of fixed assets held at foreign offices, depreciation is provided as per the regulations / norms of the respective countries.

7. Leases

7.1 Assets given on financial lease by the Bank on or after 1st April 2001 are accounted as per Accounting Standard 19. Such assets are included under Other Assets.

7.2 The asset classification and provisioning norms applicable to advances, as laid down in Para 3 above, are applied to such financial leases.

8. Impairment of Assets

Fixed Assets are reviewed for impairment whenever events or changes in circumstances warrant that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

9. Effect of changes in the foreign exchange rate

9.1 Foreign Currency Transactions

i. Foreign currency transactions are recorded on initial recognition in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency on the date of transaction.

ii. Foreign currency monetary items are reported using the Foreign Exchange Dealers Association of India (FEDAI) closing spot rates.

iii. Foreign currency non-monetary items, which are carried in terms at historical cost, are reported using the exchange rate at the date of the transaction.

iv. Contingent liabilities denominated in foreign currency are reported using the FEDAI closing spot rates.

v. Outstanding foreign exchange spot and forward contracts held for trading are revalued at the exchange rates notified by FEDAI for specified maturities, and the resulting profit or loss is included in the Profit or Loss account.

vi. Foreign exchange forward contracts which are not intended for trading and are outstanding at the balance sheet date, are valued at the closing spot rate. The premium or discount arising at the inception of such a forward exchange contract is amortised as expense or income over the life of the contract.

vii. Exchange differences arising on the settlement of monetary items at rates different from those at which they were initially recorded are recognised as income or as expense in the period in which they arise.

9.2 Foreign Operations

Foreign Branches of the Bank and Offshore Banking Units have been classified as Non-integral Operations and Representative Offices have been classified as Integral Operations.

a. Non-integral Operations:

i. Both monetary and non-monetary foreign currency assets and liabilities including contingent liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date.

ii. Income and expenditure of non-integral foreign operations are translated at quarterly average closing rates.

iii. Exchange differences arising on net investment in non-integral foreign operations are accumulated in Foreign Currency Translation Reserve until the disposal of the net investment.

b. Integral Operations:

i. Foreign currency transactions are recorded on initial recognition in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency on the date of transaction.

ii. Monetary foreign currency assets and liabilities of integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date and the resulting profit/loss is included in the profit and loss account.

iii. Foreign currency non-monetary items which are carried in terms of historical cost are reported using the exchange rate at the date of the transaction.

10. Employee Benefits:

10.1 Short Term Employee Benefits:

The undiscounted amount of short-term employee benefits, such as medical benefits, casual leave etc. which are expected to be paid in exchange for the services rendered by employees are recognised during the period when the employee renders the service.

10.2 Post Employment Benefits:

i. Defined Benefit Plan

a. The Bank operates a Provident Fund scheme. All eligible employees are entitled to receive benefits under the Bank's Provident Fund scheme. The Bank contributes monthly at a determined rate (currently 10% of employee's basic pay plus eligible allowance). These contributions are remitted to a trust established for this purpose and are charged to Profit and Loss Account. The trust funds are retained as deposits in the bank. The bank is liable for annual contributions and interest on deposits held by the bank, which is payable at Government specified minimum rate of interest on provident fund balances of Government Employees. The bank recognises such annual contributions and interest as an expense in the year to which they relate.

b. The bank operates gratuity and pension schemes which are defined benefit plans.

c. The Bank provides for gratuity to all eligible employees. The benefit is in the form of lump sum payments to vested employees on retirement, on death while in employment, or on termination of employment, for an amount equivalent to 15 days basic salary payable for each completed year of service, subject to a maximum amount of $ 8724. Vesting occurs upon completion of five years of service. The Bank makes annual contributions to a fund administered by trustees based on an independent external actuarial valuation carried out annually.

d. The Bank provides for pension to all eligible employees. The benefit is in the form of monthly payments as per rules and regular payments to vested employees on retirement, on death while in employment, or on termination of employment. Vesting occurs at different stages as per rules. The Bank makes annual contributions to funds administered by trustees based on an independent external actuarial valuation carried out annually.

e. The cost of providing defined benefits is determined using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains/losses are immediately recognised in the statement of profit and loss and are not deferred.

ii. Other Long Term Employee benefits:

a. All eligible employees of the bank are eligible for compensated absences, silver jubilee award, leave travel concession, retirement award and resettlement allowance. The costs of such long term employee benefits are internally funded by the Bank.

b. The cost of providing other long term benefits is determined using the projected unit credit method with actuarial valuations being carried out at each balance sheet date. Past service cost is immediately recognised in the statement of profit and loss and is not deferred.

11. Provision for Taxation

11.1 Income tax expense is the aggregate amount of current tax, deferred tax and fringe benefit tax charge. Current year taxes are determined in accordance with the provisions of Accounting Standard 22 and tax laws prevailing in India after taking into account taxes of foreign offices, which are based on the tax laws of respective jurisdiction. Deferred tax adjustments comprise of changes in the deferred tax assets or liabilities during the period.

11.2 Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantially enacted prior to the balance sheet date. Deferred tax assets and liabilities are recognised on a prudent basis for the future tax consequences of timing differences arising between the carrying values of assets and liabilities and their respective tax basis, and carry forward losses. The impact of changes in the deferred tax assets and liabilities is recognised in the profit and loss account.

11.3 Deferred tax assets are recognised and reassessed at each reporting date, based upon management's judgement as to whether realisation is considered certain. Deferred tax assets are recognised on carry forward of unabsorbed depreciation and tax losses only if there is virtual certainty that such deferred tax assets can be realised against future profits.

12. Earning per Share

12.1 The Bank reports basic and diluted earnings per share in accordance with AS 20 -'Earnings per Share' issued by the ICAI. Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding for the year.

12.2 Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue equity shares were exercised or converted during the year. Diluted earnings per share are computed using the weighted average number of equity shares and dilutive potential equity shares outstanding at year end.

13. Accounting for Provisions, Contingent Liabilities and Contingent Assets

13.1 In conformity with AS 29, "Provisions, Contingent Liabilities and Contingent Assets", issued by the Institute of Chartered Accountants of India, the Bank recognises provisions only when it has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate of the amount of the obligation can be made.

13.2 No provision is recognised for

i. any possible obligation that arises from past events and the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Bank; or

ii. any present obligation that arises from past events but is not recognised because

a. it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or

b. a reliable estimate of the amount of obligation cannot be made.

Such obligations are recorded as Contingent Liabilities. These are assessed at regular intervals and only that part of the obligation for which an outflow of resources embodying economic benefits is probable, is provided for, except in the extremely rare circumstances where no reliable estimate can be made.

13.3 Contingent Assets are not recognised in the financial statements as this may result in the recognition of income that may never be realised.

14. Cash and cash equivalents

Cash and cash equivalents include cash on hand and in ATM's, and gold in hand, balances with RBI, balances with other banks, and money at call and short notice.

15. Employee Share Purchase Scheme:

In accordance with the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999 issued by the Securities and Exchange Board of India (SEBI), the excess of market price one day prior to the date of issue of the shares over the price at which they are issued is recognised as employee compensation cost.

16. Share Issue Expenses

Share issue expenses are charged to the Share Premium Account.

Schedule - 18

NOTES ON ACCOUNTS

Amount in $ million

18.1 Capital:

1. **Capital Adequacy Ratio:**

The Capital to Risk-weighted Assets Ratio (CAR) as assessed by the Bank on the basis of the financial statements and guidelines issued by the Reserve Bank of India (RBI) has been computed as below:

a) As per BASEL-I:

Items	As at 31-Mar -2008	As at 31-Mar-2007
Capital to Risk-weighted Assets Ratio – Overall	13.47%	12.34%
Capital to Risk-weighted Assets Ratio – Tier I	9.14%	8.01%
Capital to Risk-weighted Assets Ratio – Tier II	4.33%	4.33%

b) As per the Revised Guidelines for implementation of the New Capital Adequacy Framework (BASEL-II):

Items	As at 31-Mar -2008
Capital to Risk-weighted Assets Ratio - Overall	12.64%
Capital to Risk-weighted Assets Ratio - Tier I	8.48%
Capital to Risk-weighted Assets Ratio - Tier II	4.16%

c) The computation of the CAR as per BASEL II is as compiled by the management and could not be verified by the auditors in the absence of complete details.

2. **Share capital:**

a) During the year, the RBI had transferred their entire shareholding of 31,43,39,200 shares in the Bank representing 59.73% of the issued capital of the Bank to the Government of India.

b) During the year, the Bank has issued 10,52,59,776 equity shares of US $ 0.25 each for cash at a premium of US $ 39.38 per equity share i.e. at US $ 39.63 per equity share aggregating to US $ 4,171.56 million on right basis. Of the above, the Bank has allotted 10,51,71,498 fully paid equity shares to the eligible applicants, keeping in abeyance the allotment of 88,278 equity shares of US $ 0.25 each which are subject matter of title disputes or are subjudice.

c) The Government of India has subscribed to 6,28,68,000 equity shares of US $ 0.25 each at a premium of US $ 39.38 per share as part of rights offer of the Bank. The Government has discharged the total consideration of US $ 2,491.53 million by issue of "8.35% SBI Rights Issue GOI Special Bonds 2024". Certain restrictions have been placed by the Government on the sale of these bonds.

d) Expenses in relation to the issue of shares amounting to US $ 7.15 million have been debited to the Share Premium Account.

e) Shareholding of Government of India

No. of shares		% Holding	
Current Year	Previous Year	Current Year	Previous Year
37,72,07,200	Nil	59.73%	Nil

3. **Employee Stock Purchase Scheme**

a) The Central Board of the Bank has adopted the Employees Share Purchase Scheme (the Scheme), duly approved by the Central Government, and accordingly has approved the offer of 86,17,500 equity shares of US $ 0.25 each at a premium of US $ 39.38 as part of its rights issue to the employees of the Bank including the Chairman and Managing Directors. The Scheme is in accordance with the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999. The said scheme has since closed on 30th April 2008.

b) As on date, no equity shares have been allotted, under the Scheme, since the Bank is in the process of compiling the data on the number of shares to be issued pursuant to the exercise of the rights by the employees. The Bank has made provision of US $ 2.74 million towards employee compensation expenses on an estimated basis.

18.2 Hybrid Bonds:

During the year, the Bank has raised USD 225 million (equivalent to Rs. 902.70 crore as of 31st March 2008) by issuing "SBI Perpetual Non Call 10 Years + 1 day Bonds-June 2007 issue", which qualifies for Hybrid Tier I Capital. These bonds carry fixed interest rate for a period of 10 years 1 day. In case the Bank does not exercise call option by 27th June 2017, the interest rate will be raised and fixed rate would be converted into floating rate. These bonds have been listed on Singapore Stock Exchange.

The details of bonds issued in foreign currency, which qualify for Hybrid Tier I Capital and outstanding as on 31st March 2008 are as under: US $ million

Particulars	Date of Issue	Tenor	Amount	As on 31-3-07
Bond issued under the MTN Programme - 12th Series	15.02.2007	Perpetual Non call 10.25 years	USD 400 million	US $ 400 million
Bond issued under the MTN Programme - 14th Series	26.06.2007	Perpetual Non call 10 years 1 day	USD 225 million	—
Total			**USD 625 million**	**US $ 400 million**

18.3 Subordinated Debt:

(US $ in million)

Items	As at 31-Mar -2008	As at 31-Mar-2007
Amount of Subordinated Debt raised as Tier-II capital during the year	1,501.37	2,172.12

i) The subordinated debts raised through private placement of Bonds are unsecured, long term, non-convertible and are redeemable at par. The debt is subordinated to present and future senior indebtedness of the Bank and qualifies for Tier II capital.

ii) The details of such outstanding subordinated debt are given below:

(US $ in million)

Particulars	Date of issue	Rate of Interest: P.A.	Tenor	Equivalent Amount as on 31.03.08	Equivalent Amount as on 31.03.07
Private Placement Bonds 2001	01.01.2001	11.90%	87 months	—	385.36
Private Placement Bonds 2005	05.12.2005	7.45%	113 months	818.30	755.24
Private Placement Bonds 2006	05.06.2006	8.80%	180 months	580.23	535.52
Private Placement Bonds 2006(II)	06.07.2006	9.00%	180 months	124.63	115.02
Private Placement Bonds 2006(III)	12.09.2006	8.96%	180 months	149.56	138.02
Private Placement Bonds 2006(IV)	13.09.2006	8.97%	180 months	153.29	141.48
Private Placement Bonds 2006(V)	15.09.2006	8.98%	180 months	373.88	345.06
Private Placement Bonds 2006(VI)	04.10.2006	8.85%	180 months	99.70	92.02
Private Placement Bonds 2006(VII)	16.10.2006	8.88%	180 months	249.25	230.05
Private Placement Bonds 2006(VIII)	17.02.2007	9.37%	180 months	249.25	230.05
Private Placement Bonds 2006(IX)	21.03.2007	9.85%	111 months	373.88	345.06
Private Placement Bonds 2007-08(I)	07.06.2007	10.20%	180 months	628.99	—
Private Placement Bonds 2007-08(II)	12.09.2007	10.10%	180 months	872.38	—
Unsecured Loan in Foreign Currency	12.04.2000	6.50%	108 months	8.08	6.80
Total				**4681.42**	**3319.68**

18.4 Investments

1. The Details of investments and the movement of provisions held towards depreciation on investments of the Bank are given below:

(US $ in million)

Particulars	As at 31-Mar -2008	As at 31-Mar-2007
1. Value of Investments		
i) Gross value of Investments		
(a) In India	46181.06	33259.72
(b) Outside India	1297.17	1339.61
ii) Provisions for Depreciation		
(a) In India	236.37	286.10
(b) Outside India	8.25	2.47
iii) Net value of Investments		
(a) In India	45944.69	32973.62
(b) Outside India	1288.92	1337.14
2. Movement of provisions held towards depreciation on investments		
i) Opening Balance	312.67	1416.32
ii) Add: Provisions made during the year	60.52	109.77
iii) Less: Write off/write back of excess provision during the year.	128.57	1237.52
iv) Closing balance	244.62	288.57

Notes:

a) Investments exclude securities utilised under Liquidity Adjustment Facility with RBI - US $ 4237.28 million (Previous year US $ 1150.21 million) and US $ 128.36 million under Market Repo (Previous year Rs. Nil).

b) Investments amounting to US $ 4998.75 million (Previous Year US $ 5234.64 million) are kept as margin with the RBI/Clearing Corporation of India Ltd. towards Real Time Gross Settlement (RTGS)/NDS.

c) Other investments include deposits with NABARD under the RIDF Deposit Scheme amounting to US $ 3000.79 million (Previous year US $ 1760.41 million).

d) During the year, the Bank has acquired/subscribed to 92.03% of equity of Global Trade Finance Ltd. (GTFL). Consequently, GTFL has become a subsidiary of the Bank.

e) During the year, the Bank has infused additional capital of US $ 293.20 million in subsidiaries to augment their capital base.

f) Foreign offices of the Bank take exposure on Credit Link Notes (CLN) and Collateralised Debt Obligation (CDO). These are acquired under investment portfolio at Foreign Offices which are governed by "Investment Policy for Foreign Offices" approved by the Central Board. The Bank intends to hold such instruments till its maturity. The aggregate value of such portfolio as on the date of the Balance Sheet is US $ 448.38 million (previous year US $ 413.91 million) against which the bank has made prudential provision of US $ 13.96 million.

2. **Repo Transactions**

The details of securities sold and purchased under repos and reverse repos during the year are given below :

Particulars	Minimum outstanding during the year	Maximum outstanding during the year	Daily Average outstanding during the year	Balance as on year end
Securities sold under repos	0.00 (0.00)	4461.62 (2731.45)	405.70 (74.85)	4361.91 (1150.22)
Securities purchased under reverse repos	0.00 (0.00)	6101.69 (4718.67)	572.31 (852.84)	0.00 (0.00)

(Figures in brackets are for Previous Year)

3. Non-SLR Investment Portfolio

(a) Issuer composition of Non SLR Investments:

The issuer composition of non-SLR investments of the Bank is given below :

No.	Issuer	Gross outstanding	Extent of Private Placement	Extent of 'Below Investment Grade' Securities *	Extent of 'Unrated' Securities *	Extent of 'Unlisted' Securities *
(i)	PSUs @	4066.70 (1349.32)	206.42 (138.93)	23.43 (30.37)	34.25 (7.85)	97.98 (25.56)
(ii)	FIs	451.71 (322.30)	229.13 (321.68)	113.67 (58.87)	49.66 (24.99)	192.18 (93.06)
(iii)	Banks	943.75 (806.78)	563.20 (532.21)	39.38 (28.79)	4.75 (0.00)	137.09 (13.80)
(iv)	Private Corporates	1278.92 (851.60)	162.76 (174.26)	50.50 (33.03)	43.07 (18.42)	22.96 (25.37)
(v)	Subsidiaries / Joint ventures **	1092.72 (600.70)	0.00 (0.00)	0.00 (0.00)	0.00 (0.00)	0.00 (0.00)
(vi)	Others	3831.14 (2669.83)	70.92 (1918.02)	35.15 (123.95)	12.71 (118.06)	3.99 (423.92)
(vii)	Provision held towards depreciation	192.11 (135.68)	0.00 NA	11.22 (0.22)	1.00 NA	6.48 NA
	Total	11472.83	1232.43	250.91	143.44	447.72
	Previous Year	(6464.85)	(3085.10)	(274.79)	(169.32)	(581.71)

@ 8.35% SBI Right Issue Government of India Bonds - US $ 2363.16 million (Previous Year - Nil) and Oil Bonds US $ 1238.19 million (Previous Year US $ 1143.10 million) are included under this category.
(Figures in brackets are for Previous Year)

* Investment in equity, equity linked instruments, asset backed securitised instruments, Govt. securities and pass through certificates have not been segregated under these categories as these are not covered under relevant RBI Guidelines.

** Investments in Subsidiaries/Joint Venture have not been segregated into various categories as these are not covered under relevant RBI Guidelines.

b) **Non Performing Non-SLR Investments**

(US $ in million)

Particulars	Current Year	Previous Year
Opening Balance	60.67	58.56
Additions during the year	6.03	4.40
Reductions during the year	9.31	6.96
Closing balance	57.39	55.99
Total provisions held	50.18	48.00

18.5 Derivatives

a) Forward Rate Agreements / Interest Rate Swaps

(US $ in million)

Particulars	As at 31-Mar-2008	As at 31-Mar-2007
i) The notional principal of swap agreements	38865.51	42928.61
ii) Losses which would be incurred if counterparties failed to fulfil their obligations under the agreements	415.33	555.67

iii)	Collateral required by the Bank upon entering into swaps	Nil	Nil
iv)	Concentration of credit risk arising from the swaps	Not Significant	Not Significant
v)	The fair value of the swap book	40.00	8.82

b) Exchange Traded Interest Rate Derivatives

Sr. No.	Particulars	Current Year	Previous Year
1	Notional principal amount of exchange traded interest rate derivatives undertaken during the year	Nil	Nil
2	Notional principal amount of exchange traded interest rate derivatives outstanding as on 31st March 2008	Nil	Nil
3	Notional principal amount of exchange traded interest rate derivatives outstanding and not "highly effective"	Nil	Nil
4	Marked-to-market value of exchange traded interest rate derivatives outstanding and not "highly effective".	Nil	Nil

c) Disclosures on Risk Exposure in Derivatives

(A) Qualitative Disclosure

i. The Bank currently deals in over-the-counter (OTC) interest rate and currency derivatives. Interest rate derivatives dealt with by the Bank are rupee interest rate swaps, foreign currency interest rate swaps and forward rate agreements. Currency derivatives dealt with by the Bank are currency swaps, rupee dollar options and cross-currency options. The products are offered to the Bank's customers to manage their exposures and the Bank enters into derivatives contracts to cover such exposures. Derivatives are also used by the Bank both for trading as well as hedging on-balance sheet items. The Bank also deals in a mix of these generic instruments, under the portfolio of Structured Products.

ii. Derivative transactions carry market risk i.e. the probable loss the Bank may incur as a result of adverse movements in interest rates / exchange rates and credit risk i.e. the probable loss the Bank may incur if the counterparties fail to meet their obligations. The Bank's "Policy for Derivatives" approved by the Board prescribes risk parameters to control and manage market risk (cut-loss triggers, open position limits, duration, modified duration, PV01 etc.). The policy also prescribes customer eligibility criteria (credit rating, tenure of relationship etc.); credit risk is controlled by entering into derivative transactions only with counterparties satisfying these criteria, setting appropriate counterparty exposure limits taking into accountability to honour obligations and entering into ISDA agreements with each counterparty.

iii. The Asset Liability Management Committee (ALCO) of the Bank oversees efficient management of these risks. The Bank's Market Risk Management Department (MRMD), independently identifies measures and monitors market risk associated with derivative transactions, assists ALCO in controlling and managing these risks and reports compliance with policy prescriptions to the Risk Management Committee of the Board (RMCB) at regular intervals.

iv. The accounting policy for derivatives has been drawn-up in accordance with RBI guidelines.

B) Quantitative Disclosures :

Sr. No.	Particulars	Currency Derivatives		Interest Rate Derivatives	
		Current Year	Previous Year	Current Year	Previous Year
(i)	Derivatives (Notional Principal Amount)				
	a) For hedging	406.58	—	2792.12	1709.00
	b) For trading	53451.34	11488.10	36073.39	41219.63
(ii)	Marked to Market Positions				
	a) Asset	923.52	5.00	103.37	37.29
	b) Liability	9.33	—	115.63	25.03
(iii)	Credit Exposure	10574.55	1517.60	2671.73	703.76
(iv)	Likely impact of one percentage change in interest rate (100* PV01)				
	a) on hedging derivatives	(2.88)	—	51.18	32.66
	b) on trading derivatives	15.71	0.01	5.11	-0.78
v)	Maximum and Minimum of 100* PV 01 observed during the year				
	a) on hedging	(1.86) & (3.32)	—	57.77 & 22.27	2.96 & - 0.06
	b) on trading	23.57 & 0.99	-0.15 & -0.05	10.63 & 4.36	9.39 & -0.95

d) The outstanding derivatives used for hedging where the underlying assets/liabilities have not been marked to market amounts to US $ 3198.70 and there is no loss in the mark to market value of this derivative portfolio.

18.6 Asset Quality

a) Non-Performing Asset

(US $ in million)

	Particulars	As at 31-Mar-2008	As at 31-Mar-2007
i)	Net NPAs to Net Advances (%)	1.78%	1.56%
ii)	Movement of NPAs (Gross)		
	(a) Opening balance	2492.08	2214.89
	(b) Additions during the year	1968.86	1141.90
	(c) Reductions during the year	1261.20	1056.77
	(d) Closing balance	3199.74	2300.02
iii)	Movement of Net NPAs		
	(a) Opening balance	1310.50	1129.84
	(b) Additions during the year	1261.98	814.00
	(c) Reductions during the year	721.95	734.34
	(d) Closing balance	1850.53	1209.50
iv)	Movement of provisions for NPAs		
	(a) Opening balance	1181.58	1085.05
	(b) Provisions made during the year	706.87	327.90
	(c) Write-off / write-back of excess provisions	539.25	322.43
	(d) Closing balance	1349.20	1090.52

b) **Details of Loan Assets subjected to Restructuring**

(US $ in million)

Particulars	No. of A/cs. (CDR)	Under Corporate Debt Restructuring (CDR) Scheme (A)	Amount sacrificed under CDR	Under Small & Medium Enterprises Scheme (B)	Other than under CDR & SME Scheme(C)	Total A+B+C
i) Total amount of loan assets subjected to restructuring, rescheduling, renegotiation	**32** (13)	**80.39** (18.06)	**1.25** (2.61)	**13.18** (75.40)	**260.71** (112.41)	**354.28** (205.87)
(ii) The amount of Standard Assets subjected to restructuring, rescheduling, renegotiation	**25** (11)	**71.92** (7.21)	**0.74** (2.62)	**4.70** (61.50)	**254.10** (75.23)	**330.72** (143.94)
(iii) The amount of Sub-Standard Assets subjected to restructuring, rescheduling, renegotiation	**5** (0)	**6.50** (0)	**0.47** (0)	**0.01** (7.09)	**6.49** (10.28)	**13.00** (17.37)
(iv) The amount of Doubtful Assets subjected to restructuring, rescheduling, renegotiation	**2** (2)	**1.97** (10.85)	**0.04** (0)	**8.47** (6.80)	**0.12** (26.90)	**10.56** (44.55)

c) **Details of financial assets sold to Securitisation Company (SC) / Reconstruction Company (RC) for Asset Reconstruction**

(US $ in million)

Particulars	Current Year	Previous Year
i) No. of Accounts	2	90
ii) Aggregate value (net of provisions) of accounts sold to SC/RC	4.14	4.51
iii) Aggregate consideration	4.95	7.59
iv) Additional consideration realized in respect of accounts transferred in earlier years	Nil	Nil
v) Aggregate gain / (loss) over net book value	0.81	3.08

d) **Details of non-performing financial assets purchased:**

(US $ in million)

Particulars	Current Year	Previous Year
1) (a) No. of Accounts purchased during the year	1	N.A.
(b) Aggregate outstanding	1.58	N.A.
2) (a) Of these, number of accounts restructured during the year	Nil	N.A.
(b) Aggregate outstanding	Nil	N.A.

e) **Details of non-performing financial assets sold:**

(US $ in million)

Particulars	Current Year	Previous Year
1) No. of Accounts sold	Nil	20
2) Aggregate outstanding	Nil	10.37
3) Aggregate consideration received	Nil	2.67

f) **Provision on Standard Assets:**

The Provision on Standard Assets (including provision for restructured standard assets) held by the Bank in accordance with RBI guidelines is as under:

(US $ in million)

Particulars	As at 31-Mar-2008	As at 31-Mar-2007
Provision towards Standard Assets	561.53	394.28

g) **Business Ratios**

(US $ in million)

Particulars	Current Year	Previous Year
i. Interest Income as a percentage to Working Funds	7.32%	7.34%
ii. Non-interest income as a percentage to Working Funds	1.30%	1.07%
iii. Operating Profit as a percentage to Working Funds	1.96%	1.86%
iv. Return on Assets	1.01%	0.84%
v. Business (Deposits plus advances) per employee (Rs. in thousands)	1.14	0.82
vi. Profit per employee (Rs. in thousands)	0.009	0.006

h) **Asset Liability Management : As compiled by the Management and relied upon by the Auditors.**

Maturity pattern of certain items of assets and liabilities as at 31st March 2008

	Upto 14 days	15 to 28 days	29 days to 3 months	Over 3 months & upto 6 months	Over 6 months & upto 1year	Over 1 year & upto 3 years	Over 3 years & upto 5 years	Over 5 years	TOTAL
Deposits	16546.90 (13110.29)	1574.74 (1203.48)	5728.72 (4130.27)	6448.58 (4202.06)	9104.10 (9292.30)	29535.32 (27607.67)	23269.63 (21938.30)	41741.14 (18698.52)	133949.13 (100188.89)
Advances	19518.65 (13060.55)	3107.58 (1260.13)	3231.96 (3699.01)	2836.67 (3561.70)	3813.17 (3055.43)	42100.65 (33236.26)	10770.71 (7406.26)	18501.02 (12322.80)	103880.41 (77602.14)
Investments	20.85 (150.99)	330.34 (760.00)	929.55 (2201.43)	1298.35 (799.62)	1563.87 (608.95)	9585.22 (6243.89)	8446.69 (4925.50)	25058.75 (18620.38)	47233.62 (34310.76)
Borrowings	2898.65 (2177.73)	1427.45 (381.58)	3959.90 (1959.91)	1032.58 (1003.30)	1777.29 (823.47)	1460.80 (1220.30)	192.42 (1283.46)	144.06 (283.75)	12893.17 (9133.50)
Foreign Curency Assets *	7434.30 (5768.87)	2427.70 (804.05)	1068.19 (2775.47)	1026.99 (2415.22)	1098.33 (1229.73)	2002.50 (2517.34)	1959.57 (1809.90)	2755.93 (903.11)	19773.51 (18223.69)
Foreign Currency Liabilties	4071.58 (3828.67)	2033.37 (1255.50)	4381.48 (4081.44)	1872.79 (2132.10)	3347.80 (2349.94)	2898.45 (2532.11)	648.99 (1427.96)	324.36 (361.93)	**19578.82** (17969.65)

Figures in brackets are as at 31st March 2007

Data has not been compiled for the bucket '1 Day' and '2 to 7 days' and '8 to 14' days separately.

The bank has not disclosed retail deposits, saving Bank deposits, current deposits, cash credit and demand loans under different maturity buckets.

18.7 **Exposures**

The Bank has lending to sectors which are sensitive to asset price fluctuations. These sensitive sectors are real estate and capital markets.

a) Real Estate Sector

Particulars	As at 31-Mar-2008	As at 31-Mar-2007
Direct exposure		
i) Residential Mortgages	10497.71	7686.28
– Of which individual housing loans up to Rs.15 Lakhs	8251.04*	6176.97
ii) Commercial Real Estate	2980.65	1441.12
iii) Investments in Mortgage Backed Securities (MBS) and other securitised exposures:		
Residential	-	-
Commercial Real Estate	-	0.02
Indirect Exposure		
Fund based and non-fund based exposures on National Housing Bank (NHB) and Housing Finance Companies (HFCs)	946.00	240.21
Total	**14424.36**	9367.64

* The data has been reported for individual housing loan upto US $ 0.05 million as against US $ 0.04 million as required by the RBI guidelines.

b) Capital Market

(US $ in million)

Particulars	As at 31-Mar-2008	As at 31-Mar-2007
1) Direct investment in equity shares, convertible bonds, convertible debentures and units of equity-oriented mutual funds the corpus of which is not exclusively invested in corporate debt.	1334.13	636.59
2) Advances against shares / bonds / debentures or other securities or on clean basis to individuals for investment in shares (including IPOs/ESOPs), convertible bonds, convertible debentures, and units of equity-oriented mutual funds.	91.59	73.08
3) Advances for any other purposes where shares or convertible bonds or convertible debentures or units of equity oriented mutual funds are taken as primary security.	8.07	N.A.
4) Advances for any other purposes to the extent secured by the collateral security of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds i.e. where the primary security other than shares/ convertible bonds/ convertible debentures/units of equity oriented mutual funds does not fully cover the advances.	11.39	N.A.
5) Secured and unsecured advances to stockbrokers and guarantees issued on behalf of stockbrokers and market makers.	63.13	41.84
6) Loans sanctioned to corporates against the security of shares/bonds/debentures or other securities or on clean basis for meeting promoter's contribution to the equity of new companies in anticipation of raising resources.	678.33	N.A.
7) Bridge loans to companies against expected equity flows/issues.	-	N.A.
8) Underwriting commitments taken up by the Bank in respect of primary issue of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds.	-	N.A.
9) Financing to stockbrokers for margin trading.	0.05	N.A.
10) Exposures to Venture Capital Funds	77.95	N.A.
Total Exposure to Capital Market	**2270.64**	**751.44**

c) **Country-Risk Categorywise : As compiled by the management and relied upon by the auditors.**

As per the extant RBI guidelines, the country exposure of the Bank is categorised into various risk categories listed in the following table. The country exposure (net funded) of the Bank for any country does not exceed 1% of its total assets except to a country in insignificant risk category. Provision of US $ 3.12 million has been made in accordance with RBI guidelines.

(US $ in million)

Risk Category	Exposure (net)		Provision held	
	As at 31-Mar-2008	As at 31-Mar-2007	As at 31-Mar-2008	As at 31-Mar-2007
Insignificant	5535.53	4007.98	3.11	Nil
Low	1292.59	1339.00	Nil	Nil
Moderate	1174.79	1478.22	Nil	Nil
HIgh	826.16	699.63	Nil	Nil
Very HIgh	253.20	308.29	Nil	Nil
Restricted / Off-Credit	4.86	4.50	Nil	Nil
Total	9087.13	7837.62	3.11	Nil

d) Single Borrower and Group Borrower exposure limits exceeded by the Bank :

The Bank had taken single borrower exposure in excess of the prudential limit in the cases given below :

(US $ in million)

Name of the Borrower	Exposure ceiling	Limit Sanctioned (Peak Level)	Period during which limit exceeded	Outstanding as on 31.03.08
Reliance Industries Ltd.*	1754.75	2175.59	July 2007 to August 2007	
	2014.19	2348.49	September 2007 to 30.03.2008	1086.95
	2639.40	2348.75	Within the ceiling on 31.03.2008	
Indian Oil Corporation Ltd.*	1754.75	2074.10	July 2007 to August 2007	
	2014.19	2618.08	September 2007 to 30.03.2008	2329.50
	2639.40	2618.08	Within the ceiling on 31.03.2008	

** with the approval of the Board

e) Letter of Comfort issued for Subsidiaries:

The Bank has issued letters of comfort on behalf of its subsidiaries. Outstanding letters of comfort as on 31st March 2008 aggregate to US $ 85.05 million.

f) Withdrawal from Reserves:

During the year, the bank has withdrawn following amount from the Reserves:

Particulars	As at 31-Mar-2008
Transitional liability on implementation of AS 15 (Revised 2005)	1015.86
On account of payment of drafts under reconciliation	0.02

18.8 Miscellaneous

a) Disclosure of Penalties imposed by RBI:

Nil (Previous year - Nil)

b) Status of customer complaints: As compiled by the Management.

Particulars	As at 31-Mar-2008	As at 31-Mar-2007
No. of complaints pending at the beginning of the year	454	322
No. of complaints received during the year	16461	16168
No. of complaints redressed during the year	15885	16036
No. of complaints pending at the end of the year	1030	454

c) Awards passed by the Banking Ombudsman: As compiled by the Management

Particulars	Current Year	Previous Year
No. of unimplemented Awards at the beginning of the year	0	0
No. of Awards passed by the Banking Ombudsman during the year	22	10
No. of Awards implemented during the year	18	10
No. of unimplemented Awards at the end of the year	4	0

d) The Bank has not received any intimation from the suppliers regarding their status under the Micro, Small & Medium Enterprises Development Act, 2006 and hence the disclosures relating to amount unpaid as at the end of the year together with interest payable as required under the said act has not been furnished and provision for interest, if any, on delayed payment is not ascertainable at this stage.

18.9 Disclosure Requirements as per Accounting Standards

a) Significant changes in the principal accounting policies.

i. Dividend Accounting

During the year the Bank has changed its accounting policy in respect of recognition of dividend on shares of corporate bodies from realisation basis to accrual basis where the right to receive the dividend is established. Consequently, the dividend income and the profit for the year are higher by US $ 1.17 million.

ii. Amortisation of Premium on HTM Securities

As required by RBI general clarification dated July 11, 2007, the Bank has deducted the amortisation of premium on Government securities, from "Income on investments" included in "Interest earned" which was earlier included in "Other income" amounting to US $ 254.29 million for the year ended March 31, 2008 (US $ 238.50 million for the year ended March 31, 2007). Prior year figures have been reclassified to conform to the current classification. This change in accounting procedure does not have any impact on the net profit for the year.

iii. Mark-to-Market gains / losses of Forex OTC options

The Bank has changed the accounting policy in respect of accounting of Mark-to-Mark (MTM) gains / losses in case of forex OTC options, whereby the balance in premium received on options sold and premium paid on options bought have been considered from this year to arrive at MTM value for forex OTC options. Consequent to this change in the accounting policy, the profit for the year is higher by US $ 33.35 million.

iv. Segment Reporting

During the year, the Bank has reclassified its primary segments as Treasury, Corporate/Wholesale Banking and Retail Banking business in line with the directions issued by RBI. The Bank had hitherto been classifying Banking and Treasury operations as primary segments.

v. Employee Benefits

I. The Bank had hitherto been measuring the liability for employee retirement benefits as per the erstwhile AS 15 (1995) "Accounting for Retirement Benefits". The Bank has adopted AS 15 (Revised 2005) "Employee Benefits", effective from 1st April 2007. Consequently an additional obligation of US $ 1060.99 million has accrued as on that date. Out of this, US $ 928.15 million pertains to pension benefits and US $ 87.65 million (Net of deferred tax assets of US $ 45.13 million) pertains to long term employee benefits.

II. The Bank has exercised the option of charging the additional obligation to Revenue & Other Reserves. Accordingly, the transitional liability of US $ 1015.86 million (net of deferred tax assets of US $ 45.13 million) has been set off against transfer from Revenue & Other Reserves.

III. Consequent to the adoption of AS-15 (Revised 2005) profit before tax for the year is higher by US $ 48.03 million.

b) Prior Period Items: Domestic Offices

(US $ in million)

Particulars	Current year	Previous year
Depreciation	9.15	(4.02)
Operating expenses	3.32	3.79
Interest expended	-	60.90
Other income	0.83	0.56

c) Employee's Benefits

i. Defined Benefit Plans

The following table sets out the status of the defined benefit Pension Plan and Gratuity Plan as required under AS 15 (Revised 2005)

(US $ in million)

Particulars	Pension Plans	Gratuity
Change in the present value of the defined benefit obligation		
Opening defined benefit obligation at 1st April 2007	3970.34	879.11
Current Service Cost	105.47	31.44
Interest Cost	321.54	71.04
Actuarial losses (gains)	54.74	(18.19)
Benefits paid	(262.15)	(80.01)
Closing defined benefit obligation at 31st March 2008	4189.94	883.39
Change in Plan Assets		
Opening fair value of plan assets at 1st April 2007	3042.19	879.11
Expected Return on Plan assets	243.38	67.23
Contributions by employer	220.37	1.25
Benefit Paid	(262.15)	(80.01)
Actuarial Gains	17.63	15.81
Closing fair value of plan assets at 31st March 2008	3261.42	883.39
Reconciliation of present value of the obligation and fair value of the plan assets		
Present Value of Funded obligation at 31st March 2008	4189.94	883.39
Fair Value of Plan assets at 31st March 2008	3261.42	883.39
Deficit/(Surplus)	928.51	Nil
Unrecognised Past Service Cost	Nil	Nil
Net Liability/(Asset)	928.51	Nil
Amount Recognised in the Balance Sheet		
Liabilities	928.51	Nil
Assets	Nil	Nil
Net Liability / (Asset) recognised in Balance Sheet	928.51	Nil
Net Cost recognised in the Profit and Loss Account		
Current Service Cost	105.47	31.44
Interest Cost	321.54	71.04
Expected return on plan assets	(243.37)	(67.23)
Net actuarial losses (Gain) recognised during the year	37.11	(34.01)

(US $ in million)

Particulars	Pension Plans	Gratuity
Total costs of defined benefit plans included in Schedule 16 "Payments to and provisions for employees"	220.74	1.25
Reconciliation of expected return and actual return on Plan Assets		
Expected Return on Plan Assets	243.37	67.23
Actuarial Gain/ (loss) on Plan Assets	17.63	15.82
Actual Return on Plan Assets	261.07	83.05
Reconciliation of opening and closing net liability/ (asset) recognised in Balance Sheet		
Opening Net Liability as at 1st April 2007	928.15	Nil
Expenses as recognised in profit and loss account	220.74	1.25
Employers Contribution	220.37	1.25
Net liability/(Asset) recognised in Balance Sheet	928.51	Nil

The Bank expects to contribute US $ 162.70 million and US $ 10.77 million to its defined benefit Pension Plan and Gratuity Plan respectively during the next financial year.

Investments under Plan Assets of Gratuity Fund & Pension Fund as on 31st March 2008 are as follows:

Category of Assets	Gratuity Fund % of Plan Assets	Pension Fund % of Plan Assets
Central Govt. Securities	39.45%	
State Govt. Securities	24.59%	
Public Sector Bonds	15.11%	
FDR / TDR with Bank	16.54%	
Bank Deposits	0.94%	100.00% *
Others	3.37%	
Total	**100.00%**	**100.00%**

* Held with the Bank

Principal actuarial assumptions:

Particulars	Pension and Gratuity Plans	
	Current year	Previous year
Discount Rate	8.00%	8.15%
Expected Rate of return on Plan Asset	8.00%	8.00%
Salary Escalation	5.00%	4.00%

The estimates of future salary growth, factored in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand in the employment market. Such estimates are very long term and are not based on limited past experience / immediate future. Empirical evidence also suggests that in very long term, consistent high salary growth rates are not possible, which has been relied upon by the auditors.

ii. **Employees Provident Fund**

In terms of the guidance on implementing the AS-15 (Revised 2005) issued by the Institute of the Chartered Accountants of India, the Employees Provident Fund set up by the Bank is treated as a defined benefit plan since the Bank has to meet the specified minimum rate of return. As at the year end, no shortfall remains unprovided for. Accordingly, other related disclosures in respect of Provident Fund have not been made and an amount of US $ 85.89 million is recognised as an expense towards the Provident Fund scheme of the Bank included under the head "Payments to and provisions for employees" in Profit and Loss Account.

iii. **Other Long term Employee Benefits**

Amount of US $ 33.25 million is recognised as an expense towards Long term Employee Benefits included under the head "Payments to and provisions for employees" in Profit and Loss account.

Details of Provisions made for various long Term Employees' Benefits during the year:

(US $ in million)

Sr. No.	Long Term Employees' Benefits	Amount
1	Privilege Leave (Encashment) incl. leave encashment at the time of retirement	21.93
2	Leave Travel and Home Travel Concession (Encashment/Availment)	6.26
3	Sick Leave	4.59
4	Silver Jubilee Award	0.30
5	Resettlement Expenses on Superannuation	0.93
6	Casual Leave	(0.50)
7	Retirement Award	(0.26)
	Total	**33.25**

d) **Segment Reporting: As compiled by the Management and relied upon by the auditors**

1. **Segment identification**

A) **Primary (Business Segment)**

In compliance with the then prevailing RBI directions, the Bank had hitherto being classifying (i) Banking Operations and (ii) Treasury Operations as the primary segments. The RBI vide their circular no. BP.BC.81/21.04.018/2006-07 dated 18th April 2007, has modified its directions, requiring the Banks to identify / reclassify the following segments as primary segments:

- Treasury
- Corporate / Wholesale Banking
- Retail Banking
- Other Banking Business

The present accounting and information system of the Bank does not support the capturing and extraction of the data in respect of the above segments separately. However, based on the present internal organisational and management reporting structure and the nature of their risk and returns, the existing primary segments have been regrouped as under:

a) **Treasury** - The Treasury Segment includes the entire investment portfolio and trading in foreign exchange contracts and derivative contracts. The revenue of the treasury segment primarily consists of fees and gains or losses from trading operations and interest income on the investment portfolio.

b) **Corporate / Wholesale Banking** - The Corporate / Wholesale Banking segment comprises the lending activities of Corporate Accounts Group, Mid Corporate Accounts Group and Stressed Assets Management Group. These include providing loans and transaction services to corporate and institutional clients and further include non treasury operations of foreign offices.

c) **Retail Banking** - The Retail Banking Segment comprises of branches in National Banking Group, which primarily includes personal Banking activities including lending activities to corporate customers having Banking relations with branches in the National Banking Group. This segment also includes agency business and ATM's

d) **Other Banking Business** – Segments not classified under (a) to (c) above are classified under this primary segment.

The Management is of the opinion that the above reclassification meets the requirements of the revised RBI guidelines and also is in compliance with the requirements of the Accounting Standard–17 – "Segment Reporting" issued by the Institute of Chartered Accountants of India.

B) **Secondary (Geographical Segment)**

i) Domestic Operations - Branches/Offices having operations in India

ii) Foreign Operations - Branches/Offices having operations outside India and Offshore Banking Units having operations in India

C) **Pricing of Inter-segmental transfers**

The Retail Banking segment is the primary resource mobilising unit. The Corporate/Wholesale Banking and Treasury segments are recipient of funds from Retail Banking. Market related Funds Transfer Pricing (MRFTP) is followed under which a separate unit called Funding Centre has been created. The Funding Centre notionally buys funds that the business units raise in the form of deposits or borrowings and notionally sell funds to business units engaged in creating assets.

D) **Allocation of Expenses, Assets and Liabilities**

Expenses incurred at Corporate Centre establishments directly attributable either to Corporate/Wholesale and Retail Banking Operations or to Treasury Operations segment, are allocated accordingly. Expenses not directly attributable are allocated on the basis of the ratio of number of employees in each segment/ratio of directly attributable expenses.

The Bank has certain common assets and liabilities which cannot be attributed to any segment and the same are treated as unallocated.

2) **Segment Results**

Part A : Primary (Business segments)

Business Segments	Treasury	Corporate/Wholesale Banking	Retail Banking	Other Banking Operations	Total
Revenue #	3485.13	3903.99	8892.92	—	14282.04
Result #	306.76	1236.61	1400.18	—	2943.55
Unallocated Income / (Expenses) - net #	—	—	—	—	(341.63)
Operating Profit #	—	—	—	—	2601.92
Tax #	—	—	—	—	(924.67)
Extraordinary Profit #	—	—	—	—	—
Net Profit #	—	—	—	—	1677.25
Other Information :					
Segment Assets *	47974.03	107407.09	23272.65	—	178653.77
Unallocated Assets *	—	—	—	—	1158.28
Total Assets *	47974.02	107407.09	23272.65	—	179842.05
Segment Liabilities *	44767.97	52667.48	76558.09	—	173993.54
Unallocated Liabilities *	—	—	—	—	5848.51
Total Liabilities *	44767.97	52667.48	76558.09	—	179842.05

Part B : Secondary (Geographic Segments)

	Domestic		Foreign		Total	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
Revenue #	12834.85	9247.40	1533.35	876.27	14368.21	10123.67
Assets *	157743.25	118199.25	22098.80	12135.51	17842.05	130334.76

* As at 31st March 2008 # For the year ended 31st March 2008

In view of the revision in the format, previous years figures have not been disclosed in view of RBI circular no. BP.BC.81/21.04.018/2006-07 dt. 18.04.2007.

e) **Related Party Disclosures : As identified by the Management and relied upon by the Auditors.**

1. **Related Parties**

A. **SUBSIDIARIES**

I. **DOMESTIC BANKING SUBSIDIARIES**
1. State Bank of Bikaner & Jaipur
2. State Bank of Hyderabad
3. State Bank of Indore
4. State Bank of Mysore
5. State Bank of Patiala
6. State Bank of Saurashtra
7. State Bank of Travancore
8. SBI Commercial and International Bank Ltd.

II. **FOREIGN BANKING SUBSIDIARIES**
1. SBI International (Mauritius) Ltd.
2. State Bank of India (Canada)
3. State Bank of India (California)
4. Indian Ocean International Bank Ltd.
5. Commercial Bank of India LLC, Moscow (##)
6. PT Bank Indo Monex

III. **DOMESTIC NON-BANKING SUBSIDIARIES**
1. SBI Factors & Commercial Services Pvt. Ltd.
2. SBI Capital Markets Limited
3. SBI DFHI Limited
4. SBI Mutual Funds Trustee Company Pvt. Ltd.
5. SBI CAP Securities Ltd.
6. SBI CAPS Ventures Ltd.
7. SBI CAP Trustees Co. Ltd.
8. SBI Cards & Payment Services Pvt. Ltd.(##)
9. SBI Funds Management Pvt. Ltd. (##)
10. SBI Life Insurance Company Ltd. (##)
11. Global Trade Finance Ltd.

IV. **FOREIGN NON-BANKING SUBSIDIARIES**
1. SBICAP (UK) Ltd.
2. SBI Funds Management (International) Ltd.(##)

These entities are jointly controlled.

B. **JOINTLY CONTROLLED ENTITIES**
1. GE Capital Business Process Management Services Pvt. Ltd
2. C-Edge Technologies Ltd.

C. **ASSOCIATES**

i. **Regional Rural Banks**
1 Andhra Pradesh Grameena Vikas Bank
2 Arunachal Pradesh Rural Bank
3 Cauvery Kalpatharu Grameena Bank
4 Chhattisgarh Gramin Bank
5 Deccan Grameena Bank
6 Ellaquai Dehati Bank
7 Meghalaya Rural Bank (Formerly knwon as Ka Bank Nongkyndong Ri Khasi Jaintia)
8 Krishna Grameena Bank
9 Langpi Dehangi Rural Bank
10 Madhya Bharat Gramin Bank
11 Malwa Gramin Bank
12 Marwar Ganganagar Bikaner Bank
13 Mizoram Rural Bank
14 Nagaland Rural Bank
15 Parvatiya Gramin Bank
16 Purvanchal Kshetriya Gramin Bank
17 Samastipur Kshetriya Gramin Bank
18 Saurashtra Gramin Bank
19 Utkal Gramya Bank
20 Uttaranchal Gramin Bank
21 Vananchal Gramin Bank
22 Vidisha Bhopal Kshetriya Gramin Bank

ii. **Others**

1. SBI Home Finance Limited
2. Clearing Corporation of India Ltd.
3. Nepal SBI Bank Ltd.
4. Bank of Bhutan
5. UTI Asset Management Company Pvt. Ltd.
6. SS Ventures Services Ltd.

D. Key Management Personnel of the Bank

1. Shri O. P. Bhatt, Chairman
2. Shri T. S. Bhattacharya, Managing Director upto 31st January 2008
3. Shri Yogesh Agarwal, Managing Director upto 30th June 2007
4. Shri S. K. Bhattacharyya, Managing Director from 8th October 2007

2. Related parties with whom transactions were entered into during the year

No disclosure is required in respect of related parties which are "State-controlled Enterprises" as per paragraph 9 of Accounting Standard (AS) 18. Further, in terms of paragraph 5 of AS 18, transactions in the nature of Banker-customer relationship are not required to be disclosed in respect of Key Management Personnel and relatives of Key Management Personnel. Other particulars are as under:

1. C-Edge Technologies Ltd.
2. GE Capital Business Process Management Services Pvt. Ltd.
3. Bank of Bhutan
4. Nepal SBI Bank Ltd.
5. SBI Home Finance Ltd.
6. S S Ventures Services Ltd.
7. Shri O. P. Bhatt
8. Shri T. S. Bhattacharya (upto 31.01.08)
9. Shri Yogesh Agarwal, (upto 30.06.2007)
10. Shri S. K. Bhattacharyya (from 08.10.2007)

3. Transactions and Balances :

Particulars	Associates/ Joint Ventures	Key Management Personnel	Total
Deposits #	15.59 (67.95)	— (0.00)	15.59 (67.95)
Other Liabilities #	0.01 (0.40)	— (0.00)	0.01 (0.40)
Investments #	8.84 (8.16)	— (0.00)	8.84 (8.16)
Interest paid *	0.79 (1.52)	— (0.00)	0.79 (1.52)
Income earned by way of dividend*	0.73 (0.12)	— (0.00)	0.73 (0.12)
Other Income*	0.01 (0.00)	— (0.00)	0.01 (0.00)
Other expenditure*	— (0.38)	— (0.00)	— (0.38)
Management contracts *	— (0.15)	0.13 (0.03)	0.13 (0.18)

(Figures in brackets are for Previous Year)

As at 31st March 2008

* For the year ended on 31st March 2008

f) Leases:

Assets given on Financial Leases on or after 1st April 2001: The details of finance leases are given below:

(US $ in million)

Particulars	As at 31-Mar-2008	As at 31-Mar-2007
Gross investment in the leases	10.79	37.90
Present value of minimum lease payments receivable		
Less than 1 year	2.22	2.05
1 to 5 years	2.41	3.46
5 years and above	—	—
Total	4.63	5.50
Present value of unearned finance income	0.94	1.15

The Bank has not compiled the data on the operating leases taken and operating leases granted. Accordingly, no disclosure for the same is made.

g) Earning per Share

The Bank reports basic and diluted earnings per equity share in accordance with Accounting Standard 20 - "Earnings per Share". "Basic earnings" per share is computed by dividing net profit after tax by the weighted average number of equity shares outstanding during the year.

Particulars	Current Year	Previous Year
Basic and diluted		
Weighted average no of equity shares used in computing basic earning per share	53,14,45,447	52,62,98,878
Add: Potential number of equity shares that could arise on account of ESPS scheme	5,09,911	—
Weighted average number of shares used in computing diluted earning per share	53,19,55,358	—
Net profit	1677.25	1044.70
Basic earnings per share (Rs.)	3.15	1.98
Diluted earnings per share (Rs.)	3.15	1.98
Nominal value per share (Rs.)	0.25	0.25

h) Accounting for Taxes on Income

i. During the year, US $ 54.69 million [Previous Year US $ 4.56 million] has been credited to Profit and Loss Account by way of adjustment of deferred tax.

ii. During the year, US $ 31.29 million was reversed to "tax paid in advance account" by an adjustment to deferred tax liability in respect of taxation of interest on securities on "due" basis, as the same was earlier created by debit to "tax paid in advance account" based on an expert's opinion.

iii. During the year US $ 45.13 million (previous year Nil) has been netted off by debit to Revenue and other Reserve by way of adjustment of deferred tax on Transitional Liability of US $ 132.78 million towards long term employee benefits (other than pension)

iv. The Bank has outstanding net deferred tax asset of US $ 10.48 million (Previous Year-Deferred tax liability of US $ 120.56 million), which has been included in other assets-others and other liabilities- others respectively. The break up of deferred tax assets and liabilities into major items is given below:

(US $ in million)

Particulars	As at 31-Mar-2008	As at 31-Mar-2007
Deferred Tax Assets		
Provision for wage revision	48.71	—
Provision for long term employees' benefits	45.13	—
Ex-gratia paid under Exit option	36.25	32.98
Others	29.63	22.43
Total	159.72	55.41
Deferred Tax Liabilities		
Depreciation on Fixed Assets	25.67	23.76
Interest on securities	123.57	142.93
Total	149.24	166.68
Net Deferred Tax Assets/(Liabilities)	10.48	(111.27)

i) Investments in jointly controlled entities

Investments include US $ 3.91 million (Previous Year US $ 3.61 million) representing Bank's interest in the following jointly controlled entities

(US $ in million)

Sr. No.	Name of the Company	Amount	Country of Residence	Holding %
1	GE Capital Business Process Management Services Pvt. Ltd.	2.69 (2.69)	India	40%
2	C - Edge Technologies Ltd.	1.22 (1.22)	India	49%

(Figures in brackets relate to previous year)

As required by AS 27, the aggregate amount of the assets, liabilities, income and expenses related to the Bank's interests in jointly controlled entities are disclosed as under:

(US $ in million)

Particulars	As at 31-Mar-2008	As at 31-Mar-2007
Liabilities		
Capital & Reserves	15.76	11.99
Deposits	—	—
Borrowings	0.08	0.05
Other Liabilities & Provisions	6.74	4.74
Total	22.58	16.78
Assets		
Cash and Balances with RBI	0.01	0.01
Balances with Banks and money at call and short notice	0.50	0.85
Investments	0.65	0.56
Advances	—	—
Fixed Assets	3.75	4.55
Other Assets	17.67	10.82
Total	22.58	16.79
Capital Commitments	Nil	Nil
Other Contingent Liabilities	Nil	Nil
Income		
Interest earned	1.42	0.04
Other income	15.36	15.15
Total	16.78	15.15
Expenditure		
Interest expended	—	—
Operating expenses	12.42	8.80
Provisions & contingencies	1.60	2.32
Total	14.02	11.12
Profit	2.76	4.04

j) **Impairment of Assets**

In the opinion of the Bank's Management, there is no impairment to the assets during the year to which Accounting Standard 28 - "Impairment of Assets" applies.

k) **Provisions, Contingent Liabilities & Contingent Assets**

a) **Break-up of Provisions**

(US $ in million)

Particulars	Current Year	Previous Year
Provision for Taxation		
Current Tax	953.02	693.49
Fringe Benefit Tax	26.17	20.36
Deferred Tax	(54.69)	(4.56)
Other Tax	0.17	0.11
Provision for Depreciation on Investments	(22.10)	87.23
Provision on Non-Performing Assets	498.73	328.85
Provision on Standard Assets	141.33	135.54
Provision for Other Assets	47.21	(5.30)
Total	**1589.84**	**1255.72**

b) **Floating Provisions**

Particulars	Current Year	Previous Year
Opening Balance	Nil	Nil
Addition during the year	Nil	Nil
Draw down during the year	Nil	Nil
Closing Balance	Nil	Nil

c) **Description of Contingent Liabilities and Contingent Assets**

Sr. No.	Particulars	Brief Description
1	Claims against the Bank not acknowledged as debts	The Bank is a party to various proceedings in the normal course of business. The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank's financial conditions, results of operations or cash flows.
2	Liability on account of outstanding forward exchange contracts	The Bank enters into foreign exchange contracts, currency options, forward rate agreements, currency swaps and interest rate swaps with inter-Bank participants on its own account and for customers. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest/principal in one currency against another, based on predetermined rates. Interest rate swaps are commitments to exchange fixed and floating interest rate cash flows. The notional amounts that are recorded as contingent liabilities, are typically amounts used as a benchmark for the calculation of the interest component of the contracts.
3	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	As a part of its commercial Banking activities, the Bank issues documentary credits and guarantees on behalf of its customers. Documentary credits enhance the credit standing of the customers of the Bank. Guarantees generally represent irrevocable assurances that the Bank will make payment in the event of the customer failing to fulfil its financial or performance obligations.
4	Other items for which the Bank is contingently liable.	The Bank is a party to various taxation matters in respect of which appeals are pending. These are being contested by the Bank and not provided for. Further, the Bank has made commitments to subscribe to shares in the normal course of business.

d) The contingent liabilities mentioned above are dependent upon the outcome of Court/ arbitration/out of Court settlements, disposal of appeals, the amount being called up, terms of contractual obligations, devolvement and raising of demand by concerned parties, as the case may be.

e) Movement of provisions against contingent liabilities

(US $ in million)

Particulars	Current Year	Previous Year
Opening balance	17.92	14.58
Additions during the year	4.96	2.93
Reductions during the year	3.58	0.97
Closing balance	19.30	16.54

18.10 **Pending Wage Agreement**

The Eighth Bipartite Settlement entered into by the Indian Banks' Association on behalf of the member Banks with the All India Unions of Workmen expired on 31st October 2007. Pending the execution of a new agreement a provision of US $ 143.32 million has been made in the accounts for the Bank's estimated liability in respect of wage revision to be effective from 1st November 2007.

18.11 **Proposed Merger**

Pursuant to a Scheme of Amalgamation approved by the Central Board at its meeting held on 25th August 2007, State Bank of Saurashtra, a wholly owned subsidiary of the Bank is to be merged with the Bank. The relevant scheme is yet to be approved by the Government of India, RBI and other authorities. Pending such approvals no effect has been given to the said scheme in these Accounts.

18.12 **Exit Option**

The Bank had implemented an Exit Option Scheme for its eligible employees. The ex-gratia payments under exit option aggregating to US $ 34.90 million (previous year US $ 110.02 million) have been charged to the Profit & Loss Account during the year.

18.13 **Inter Office Accounts / Government Accounts/ Suspense Accounts**

Inter Office transactions between branches, controlling offices and local head offices and corporate centre establishment have been reconciled upto 31st December 2007. Further, pipeline transitions in respect of foreign exchange, gold, currency transactions and Government transactions are under reconciliation. Steps for adjustment / elimination of outstanding entries are in progress. These balances are subject to reconciliation, the ultimate effect of which is not expected to be material.

18.14 **Additional Contribution to Pension Fund**

The Bank's Pension fund rules state that the bank shall contribute 10% of salary to the Pension Fund. The Government of India, have advised the Bank to contribute to the Pension Fund in accordance to the funds rules. However, in order to comply with the Accounting Standard 15 (Revised 2005), and to make adequate prudential provisions in accordance with the actuarial valuations, the Bank has made an additional contribution of US $ 136.09 million (previous year US $ 198.76 million) to the Pension Fund during the financial year.

18.15 Previous year's figures have been regrouped and reclassified, wherever necessary and determinable, to make them comparable with current year's figures. In cases where disclosures have been made for the first time in terms of RBI guidelines / Accounting Standards, previous year's figures have not been mentioned.

STATE BANK OF INDIA

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2008

(000s omitted)

		Year ended 31.3.2008 (Current Year)		Year ended 31.3.2007 (Previous Year)	
		US $	US $	US $	US $
A.	CASH FLOW FROM OPERATING ACTIVITIES		(213,576)		(405,814)
B.	CASH FLOW FROM INVESTING ACTIVITIES		(697,411)		(68,221)
C.	CASH FLOW FROM FINANCING ACTIVITIES		4,828,295		2,184,061
	NET CHANGE IN CASH AND CASH EQUIVALENTS		3,917,308		1,710,026
D.	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		12,953,313		10,250,748
E.	EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(54,485)		(5,704)
F.	CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		16,816,135		11,955,070
A.	CASH FLOW FROM OPERATING ACTIVITIES				
	Net Profit before taxes	2,601,919		1,754,101	
	Adjustment for:				
	Depreciation charges	169,486		138,577	
	Profit on sale of fixed assets including Leased Assets	(2,752)		(1,719)	
	Profit on sale of investments	(411,226)		(130,614)	
	Loss on revaluation of investments	175,349		147,393	
	Provision for NPAs	498,738		328,848	
	Provision on standard assets	141,318		135,539	
	Depreciation on investments	(22,104)		89,192	
	Provision on other Assets (including Other Provision)	55,946		(5,304)	
	Provision on Subsidiary/JVs/RRBs	(8,730)		(1,954)	
	Dividends from Subsidiaries (Investing Activities)	(49,204)		(137,594)	
	Interest paid on SBI Bonds (Financing Activity)	426,572		194,946	
		3,575,312		2,511,411	
	Less Direct Taxes	(1,055,717)		(985,076)	
	SUB TOTAL		2,519,595		1,526,335

(000s omitted)

	Year ended 31.3.2008 (Current Year)		Year ended 31.3.2007 (Previous Year)	
	US $	US $	US $	US $
Adjustment for:				
Increase/(Decrease) in Deposits		25,394,530		12,761,683
Increase/(Decrease) in Borrowings		2,997,028		2,084,676
(Increase)/Decrease in Investments		(9,337,896)		1,952,490
(Increase)/Decrease in Advances		(20,297,268)		(17,705,328)
Increase/(Decrease) in Other Liabilities and Provisions		3,244,116		(748,137)
(Increase)/Decrease in Other Assets		(4,733,681)		(277,533)
NET CASH PROVIDED BY OPERATING ACTIVITIES		(213,576)		(405,814)
B. CASH FLOW FROM INVESTING ACTIVITIES				
(Increase)/Decrease in Investments in Sub/JVs	(441,641)		(53,789)	
Income earned on such Investments	49,203		137,593	
(Increase)/Decrease in Fixed Assets	(304,973)		(152,025)	
NET CASH FLOW FROM INVESTING ACTIVITIES		(697,411)		(68,221)
C. CASH FLOW FROM FINANCING ACTIVITIES				
Share Capital	26,214		—	
Share Premium	4,134,694		—	
Issue of Subordinated Debts	1,501,371		400,000	
Issue of Subordinated Bonds	225,000		2,172,280	
Redemption of Subordinated Bonds	(417,547)		—	
Interest Paid on Bonds	(426,571)		(194,946)	
Dividends Paid including tax thereon	(214,866)		(193,273)	
NET CASH PROVIDED BY FINANCING ACTIVITIES		4,828,295		2,184,061

(000s omitted)

	Year ended 31.3.2008 (Current Year)		Year ended 31.3.2007 (Previous Year)	
	US $	US $	US $	US $
D. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR				
Cash in hand (including foreign currency notes and gold)	630,639		478,544	
Balances with Reserve Bank of India	6,616,726		4,502,524	
Balances with Banks and Money at Call and Short Notice	5,705,948		5,269,680	
TOTAL		12,953,313		10,250,748
E. EXCHANGE FLUCTUATION CASH FLOWS				
Revaluation of Sub ordinated Bonds	(32,196)		—	
Foreign Currency Translation Reserve	(22,289)		(5,704)	
		(54,485)		(5,704)
F. CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR				
Cash in hand (including foreign currency notes and gold)	802,670		582,038	
Balances with Reserve Bank of India	12,042,448		6,106,810	
Balances with Banks and Money at Call and Short Notice	3,971,017		5,266,222	
TOTAL		16,816,135		11,955,070

Balance Sheet
Profit & Loss Account and
Cash Flow Statement of
State Bank Group
in U.S. Dollars

Exchange Rates used for Conversion:
1 US $ = Rs.40.1200 as on March 31, 2008
1 US $ = Rs.43.4700 as on March 31, 2007

STATE BANK OF INDIA (CONSOLIDATED) BALANCE SHEET AS AT 31st MARCH 2008

(000s omitted)

CAPITAL AND LIABILITIES	Schedule	As on 31.3.2008 (Current Year)	As on 31.3.2007 (Previous Year)
		US $	US $
Capital	1	157,395	121,072
Reserves & Surplus	2	15,105,910	9,663,987
Minority Interest	2A	505,515	388,759
Deposits	3	193,523,559	146,370,572
Borrowings	4	16,456,423	11,194,348
Other Liabilities and Provisions	5	30,300,430	19,787,006
	TOTAL	256,049,232	187,525,744

ASSETS	Schedule	As on 31.3.2008 (Current Year)	As on 31.3.2007 (Previous Year)
		US $	US $
Cash and Balances with Reserve Bank of India	6	18,648,369	10,367,173
Balance with banks and money at call & short notice	7	3,542,164	6,305,673
Investments	8	68,255,664	49,809,305
Advances	9	150,354,422	112,097,070
Fixed Assets	10	1,162,210	920,032
Other Assets	11	14,086,403	8,026,491
	TOTAL	256,049,232	187,525,744
Contingent Liabilities	12	235,735,346	140,725,442
Bills for Collection		6,287,614	6,518,872

SCHEDULE 1 — CAPITAL

(000s omitted)

	As on 31.3.2008 (Current Year)	As on 31.3.2007 (Previous Year)
	US $	US $
Authorised Capital-1000,000,000 shares of Rs.10 Each	249,252	230,044
Issued - 63,15,58,654 (Previous year 52,62,98,878) Equity Shares of Rs. 10/- each	157,417	121,072
Subscribed and Paid-up Capital - 631470376 (Previous year 526298878) shares of Rs. 10/- each [includes 4,24,81,772 (4,14,54,618 as on 31.03.007) Shares represented by 2,12,40,886 (20,727,309 as on 31.03.2007) Global Depository Receipts].	157,395	121,072
TOTAL	157,395	121,072

SCHEDULE 2 — RESERVES & SURPLUS

(000s omitted)

	As on 31.3.2008 (Current Year)		As on 31.3.2007 (Previous Year)	
	US $	US $	US $	US $
I. Statutory Reserves				
Opening Balance	6,158,745		4,762,503	
Additions during the year	1,389,192		921,621	
Deductions during the year	—		—	
		7,547,937		5,684,124
II. Capital Reserves #				
Opening Balance	198,143		178,910	
Additions during the year	2,806		3,963	
Deductions during the year	—		—	
		200,949		182,873
III. Share Premium				
Opening Balance	875,018		807,585	
Additions during the year	4,141,849		—	
Deductions during the year	7,154		—	
		5,009,713		807,585
IV. Investment Fluctuation Reserve				
Opening Balance			136	
Additions during the year			—	
Deductions during the year			136	
				—
V. Investment Reserve				
Opening Balance				
Additions during the year	15,498		—	
Deductions during the year				
		15,498		—
VI. Forex Translation Reserve				
Opening Balance	79,222		82,038	
Additions during the year	—		—	
Deductions during the year	25,208		8,921	
		54,014		73,117
VII. Revenue and Other Reserves				
Opening Balance	3,130,131		2,518,041	
Additions during the year ##	441,766		372,967	
Deductions during the year	1,315,967		2,099	
		2,255,930		2,888,909
VIII. Balance in Profit and Loss Account		21,869		27,379
TOTAL		15,105,910		9,663,987

includes Capital Reserve on Consolidation of $ 43,193 thousand (previous year $ 39,864 thousand)

net of consolidation adjustments

SCHEDULE 2A — MINORITY INTEREST

(000s omitted)

	As on 31.3.2008 (Current Year)	As on 31.3.2007 (Previous Year)
	US $	US $
Share Capital	171,262	103,000
Reserves & Surplus	334,253	285,759
TOTAL	505,515	388,759

SCHEDULE 3 — DEPOSITS

(000s omitted)

	As on 31.3.2008 (Current Year)	As on 31.3.2007 (Previous Year)
	US $	US $
A. I. Demand Deposits		
(i) From Banks	3,602,051	2,854,439
(ii) From Others	26,212,699	19,923,752
II. Savings Bank Deposits	51,194,770	39,707,489
III. Term Deposits		
(i) From Banks	1,769,415	1,239,262
(ii) From Others	110,744,624	82,645,630
TOTAL	193,523,559	146,370,572
B. I. Deposits of Branches in India	186,502,205	142,001,844
II. Deposits of Branches outside India	7,021,354	4,368,728
TOTAL	193,523,559	146,370,572

SCHEDULE 4 — BORROWINGS

(000s omitted)

	As on 31.3.2008 (Current Year)	As on 31.3.2007 (Previous Year)
	US $	US $
I. Borrowings in India		
(i) Reserve Bank of India	530,160	564,734
(ii) Other Banks	2,699,305	409,542
(iii) Other Institutions and Agencies	2,511,803	1,856,245
II. Borrowings outside India	10,715,155	8,363,827
TOTAL (I and II)	16,456,423	11,194,348
Secured borrowings included in I & II above	1,202,497	1,488,429

SCHEDULE 5 — OTHER LIABILITIES AND PROVISIONS

(000s omitted)

		As on 31.3.2008 (Current Year)	As on 31.3.2007 (Previous Year)
		US $	US $
I.	Bills payable	6,194,771	5,724,414
II.	Inter-office adjustments (net)	229,606	327,290
III.	Interest accrued	1,859,017	1,384,830
IV.	Bonds - Tier I	920,862	453,738
	Subordinated Bonds - Upper Tier II	4,384,937	2,014,343
	Subordinated Bonds - Tier II	2,587,986	2,637,980
V.	Deferred Tax Liablities	30	121,014
VI.	Others (including provisions)	14,123,221	7,123,397
	TOTAL	30,300,430	19,787,006

SCHEDULE 6 — CASH AND BALANCES WITH RESERVE BANK OF INDIA

(000s omitted)

		As on 31.3.2008 (Current Year)	As on 31.3.2007 (Previous Year)
		US $	US $
I.	Cash in hand (including foreign currency notes and gold)	944,930	724,005
II.	Balances with Reserve Bank of India		
	(i) In Current Accounts	10,870,512	9,643,168
	(ii) In Other Accounts	6,832,927	—
	TOTAL	18,648,369	10,367,173

SCHEDULE 7 — BALANCES WITH BANKS & MONEY AT CALL & SHORT NOTICE

(000s omitted)

	As on 31.3.2008 (Current Year)	As on 31.3.2007 (Previous Year)
	US $	US $
I. In India		
(i) Balances with banks		
(a) In Current Accounts	242,957	216,678
(b) In Other Deposit Accounts	682,507	236,204
(ii) Money at call and short notice		
(a) With banks	1,015,740	1,691,804
(b) With Other Institutions	—	130,469
TOTAL	1,941,204	2,275,155
II. Outside India		
(i) In Current Accounts	533,655	584,504
(ii) In Other Deposit Accounts	232,045	877,706
(iii) Money at call and short notice	835,260	2,568,308
TOTAL	1,600,960	4,030,518
GRAND TOTAL (I and II)	3,542,164	6,305,673

SCHEDULE 8 — INVESTMENTS

(000s omitted)

	As on 31.3.2008 (Current Year)	As on 31.3.2007 (Previous Year)
	US $	US $
I. Investments in India in		
(i) Government Securities	52,681,434	41,121,614
(ii) Other Approved Securities	987,597	1,009,098
(iii) Shares	2,439,506	1,016,843
(iv) Debentures and Bonds	5,243,936	2,427,536
(v) Subsidiaries/Joint ventures	—	—
(vi) Associates	245,396	183,153
(vii) Others (Units, etc.)	5,098,874	2,516,098
TOTAL	66,696,743	48,274,342
II. Investments outside India in		
(i) Government Securities (including local authorities)	425,964	342,552
(ii) Subsidiaries/Joint Ventures abroad	—	—
(iii) Associates	16,539	13,180
(iv) Other Investments (Shares, Debentures, etc.)	1,116,418	1,179,231
TOTAL	1,558,921	1,534,963
GRAND TOTAL (I and II)	68,255,664	49,809,305

SCHEDULE 8 — INVESTMENTS (Contd...)

(000s omitted)

		As on 31.3.2008 (Current Year)	As on 31.3.2007 (Previous Year)
		US $	US $
III.	Investments in India in		
(i)	Gross Value of Investments	67,036,457	48,934,703
(ii)	Aggregate of Provisions for Depreciation	339,714	660,361
(iii)	Net Investments (vide I above) TOTAL	66,696,743	48,274,342
IV.	Investments outside India		
(i)	Gross Value of Investments	1,569,665	1,538,469
(ii)	Aggregate of Provisions for Depreciation	10,744	3,506
(iii)	Net Investments (vide II above) TOTAL	1,558,921	1,534,963
	GRAND TOTAL (III and IV)	68,255,664	49,809,305

SCHEDULE 9 — ADVANCES

(000s omitted)

			As on 31.3.2008 (Current Year)	As on 31.3.2007 (Previous Year)
			US $	US $
A.	I.	Bills purchased and discounted	12,635,593	9,019,412
	II.	Cash Credits, Overdrafts and Loans repayable on demand	55,420,350	41,810,353
	III.	Term Loans	82,298,479	61,267,305
		TOTAL	150,354,422	112,097,070
B.	I.	Secured by tangible assets	107,648,748	81,137,318
	II.	Covered by Bank/Government Guarantees	6,732,011	6,250,325
	III.	Unsecured	35,973,662	24,709,427
		TOTAL	150,354,421	112,097,070
C.	I.	Advances in India		
		(i) Priority Sector	44,890,520	35,671,772
		(ii) Public Sector	9,092,545	8,740,198
		(iii) Banks	303,348	783,482
		(iv) Others	81,224,638	57,593,143
		TOTAL	135,511,051	102,788,595

SCHEDULE 9 — ADVANCES (Contd...)

(000s omitted)

	As on 31.3.2008 (Current Year)	As on 31.3.2007 (Previous Year)
	US $	US $
II. Advances outside India		
(i) Due from banks	553,360	677,826
(ii) Due from others		
(a) Bills purchased and discounted	3,901,867	2,436,724
(b) Syndicated loans	5,125,708	2,923,523
(c) Others	5,262,436	3,270,402
TOTAL	14,843,371	9,308,475
GRAND TOTAL (C.I and C.II)	150,354,422	112,097,070

SCHEDULE 10 — FIXED ASSETS

(000s omitted)

	As on 31.3.2008 (Current Year)		As on 31.3.2007 (Previous Year)	
	US $	US $	US $	US $
I. A. Premises				
At cost as on 31st March of the preceding year	478,549		413,409	
Additions during the year	25,132		29,005	
Deductions during the year	151		744	
Depreciation to date	184,169	319,361	151,289	
				290,381
B. Premises under Construction		58,408		33,369
II. Other Fixed Assets (including furniture and fixtures)				
At cost as on 31st March of the preceding year	2,007,641		1,667,514	
Additions during the year	402,547		223,015	
Deductions during the year	35,602		37,607	
Depreciation to date	1,604,008	770,578	1,280,210	
				572,712
III. Leased Assets				
A. At cost as on 31st March of the preceding year	324,105		323,969	
Additions during the year	—		—	
Deductions during the year	48,826		24,841	
Depreciation to date	261,887		259,446	
	13,392		39,682	
Less : Lease adjustment and provisions	2,579	10,813	17,254	22,428
B. Capital works-in-progress (Leased Assets) net of Provisions		3,050		1,142
TOTAL (I to III)		1,162,210		920,031

SCHEDULE 11 — OTHER ASSETS

(000s omitted)

		As on 31.3.2008 (Current Year)	As on 31.3.2007 (Previous Year)
		US $	US $
(i)	Inter Bank adjustments	5,003	1,087
(ii)	Inter-office adjustments (net)	3,288,216	420,742
(iii)	Interest accrued	2,227,644	1,683,938
(iv)	Tax paid in advance/tax deducted at source	1,131,450	898,602
(v)	Stationery and stamps	30,798	24,516
(vi)	Non-banking assets acquired in satisfaction of claims	1,570	1,833
(vii)	Deferred Tax Asset	194,046	66,243
(viii)	Deferred Revenue Expenditure	—	—
(ix)	Others*	7,207,676	4,929,530
	TOTAL	14,086,403	8,026,491

* Includes goodwill on consolidation US $ 100,867 thousands (Previous Year US $ 10,892 thousands)

SCHEDULE 12 — CONTINGENT LIABILITIES

(000s omitted)

		As on 31.3.2008 (Current Year)	As on 31.3.2007 (Previous Year)
		US $	US $
I.	Claims against the bank not acknowledged as debts	297,380	926,039
II.	Liability for partly paid investments	748	794
III.	Liability on account of outstanding forward exchange contracts	103,582,904	59,520,484
IV.	Guarantees given on behalf of constituents		
	(a) In India	11,572,607	7,386,444
	(b) Outside India	3,767,755	3,359,190
V.	Acceptances, endorsements and other obligations	22,460,972	13,483,531
VI.	Other items for which the bank is contingently liable	94,052,980	56,048,960
	TOTAL	235,735,346	140,725,442

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2008

(000s omitted)

	Schedule No.	Year ended 31.3.2008	Year ended 31.3.2007
		US $	US $
I. INCOME			
Interest earned	13	17,820,493	12,505,968
Other Income	14	4,666,748	2,935,519
	TOTAL	22,487,241	15,441,487
II. EXPENDITURE			
Interest expended	15	11,950,160	7,529,345
Operating expenses	16	5,967,904	4,601,284
Provisions and Contingencies	—	2,272,857	1,788,014
	TOTAL	20,190,921	13,918,643
III. PROFIT			
Net profit for the year		2,296,320	1,522,843
Less: Minority Interest		62,868	58,759
Group Profit		2,233,452	1,464,084
Add: Brought forward profit attributable to the group		29,666	88,883
Add: Transfer from General Reserve		23	665
	TOTAL	2,263,141	1,553,632
APPROPRIATIONS			
Transfer to Statutory Reserves		1,389,192	921,622
Transfer to Other Reserves		455,920	400,406
Transfer to Proposed Dividend		338,400	169,500
Corporate Tax on Dividend		57,759	34,725
Balance carried over to Balance Sheet		21,870	27,379
	TOTAL	2,263,141	1,553,632
Basic and diluted earnings per share		4	3
Diluted earning per share		4	3
Bills for Principal Accounting Policy	17		
Bills for Notes on Accounts	18		

SCHEDULE 13 — INTEREST EARNED

(000s omitted)

		Year ended 31.3.2008	Year ended 31.3.2007
		US $	US $
I.	Interest/discount on advances/bills	12,941,194	8,473,157
II.	Income on investments	4,338,565	3,488,315
III.	Interest on balances with Reserve Bank of India and other inter-bank funds	359,558	490,534
IV.	Others	181,176	53,962
	TOTAL	17,820,493	12,505,968

SCHEDULE 14 — OTHER INCOME

(000s omitted)

		Year ended 31.3.2008	Year ended 31.3.2007
		US $	US $
I.	Commission, exchange and brokerage	1,950,117	1,532,618
II.	Profit/Loss on sale of investments (Net)	693,071	223,398
III.	Profit/Loss on revaluation of investments (Net)	(213,548)	(147,398)
IV.	Profit on sale of land, buildings and other assets (Net)	2,634	1,727
V.	Profit on Sale of Lease Assets (Net)	36	85
VI.	Profit on exchange transactions (Net)	237,145	125,064
VII.	Dvidends from Assocoatee in India/abroad	3,895	1,815
VIII.	Income from financial Lease	10,607	25,400
IX.	Credit Card membership/service fees	105,824	82,334
X.	Life Insurance Premium	1,398,605	672,519
XI.	Share of earnings from associates	48,698	43,445
XII.	Miscellaneous Income	429,664	374,512
	TOTAL	4,666,748	2,935,519

Figures in ( ) indicate negative values.

SCHEDULE 15 — INTEREST EXPENDED

(000s omitted)

		Year ended 31.3.2008	Year ended 31.3.2007
		US $	US $
I.	Interest on deposits	10,397,118	6,535,043
II.	Interest on Reserve Bank of India/Inter-bank borrowings	798,709	353,799
III.	Others	754,333	640,503
	TOTAL	11,950,160	7,529,345

SCHEDULE 16 — OPERATING EXPENSES

(000s omitted)

		Year ended 31.3.2008	Year ended 31.3.2007
		US $	US $
I.	Payments to and provisions for employees	2,606,558	2,437,882
II.	Rent, taxes and lighting	351,066	291,620
III.	Printing and stationery	63,934	52,752
IV.	Advertisement and publicity	89,477	56,165
V.	Depreciation		
	(a) Leased Assets	10,150	21,963
	(b) Other Fixed Assets	248,657	196,594
VI.	Directors' fees, allowances and expenses	1,254	939
VII.	Auditors' fees and expenses (including branch auditors' fees and expenses)	39,324	23,907
VIII.	Law charges	20,319	17,478
IX.	Postages, Telegrams, Telephones, etc.	74,275	46,171
X.	Repairs and maintenance	75,338	55,148
XI.	Insurance	153,827	118,181
XII.	Amortization of deferred revenue expenditure	—	3,055
XIII.	Operating Expenses relating to Credit Card Operations	79,024	47,264
XIV	Operating Expenses relating to Life Insurance	1,344,947	654,113
XV.	Other expenditure	809,754	578,052
	TOTAL	5,967,904	4,601,284

Schedule 17

PRINCIPAL ACCOUNTING POLICIES:

A. Basis of Preparation:

The accompanying financial statements have been prepared under the historical cost convention as modified for derivatives and foreign currency transactions, as enumerated in Part C below. They conform to Generally Accepted Accounting Principles (GAAP) in India, which comprise the statutory provisions, guidelines of regulatory authorities, Reserve Bank of India (RBI), Insurance Regulatory and Development Authority, Companies Act, 1956, Accounting Standards (AS)/guidance notes issued by the Institute of Chartered Accountants of India (ICAI), and the prevalent practices in India.

Use of Estimates

The preparation of financial statements requires the management to make estimates and assumptions considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Future results could differ from these estimates. Any revision to the accounting estimates is recognised prospectively in the current and future periods.

B. Basis of Consolidation:

Consolidated financial statements of the Group **(comprising of 27 subsidiaries, 2 Joint Ventures and 28 Associates)** have been prepared on the basis of:

a) Audited accounts of State Bank of India (Parent).

b) Line by line aggregation of each item of asset/liability/income/expense of the subsidiaries with the respective item of the Parent, and after eliminating all material intra-group balances/transactions, unrealised profit/loss, and making necessary adjustments wherever required for non-uniform accounting policies as per Accounting Standard 21 issued by The Institute of Chartered Accountants of India (ICAI).

c) Consolidation of Joint Ventures – 'Proportionate Consolidation' as per AS 27 of ICAI.

d) Accounting for investment in 'Associates' under the 'Equity Method' as per the AS 23 of ICAI.

The difference between cost to the group of its investment in the subsidiary entities and the group's portion of the equity of the subsidiaries is recognised in the financial statements as goodwill / capital reserve.

Minority interest in the net assets of the consolidated subsidiaries consists of:

a) The amount of equity attributable to the minority at the date on which investment in a subsidiary is made, and

b) The minority share of movements in revenue reserves/loss (equity) since the date the parent-subsidiary relationship came into existence.

C. PRINCIPAL ACCOUNTING POLICIES

1. Revenue recognition

1.1 Income and expenditure are accounted on accrual basis, except otherwise stated below. In respect of banks' foreign branches/subsidiaries, income is recognised as per the local laws of the country in which the respective foreign branch/subsidiary is located.

1.2 Interest income is recognised in the Profit and Loss Account as it accrues except (i) income from non-performing assets (NPAs), comprising of advances, leases and investments, which is recognised upon realisation, as per the prudential norms prescribed by the RBI/ respective country regulators (hereafter collectively referred to as Regulatory Authorities), (ii) interest on application money on investments (iii) overdue interest on investments and bills discounted, (iv) Income on Rupee Derivatives designated as "Trading"

1.3 Profit / Loss on sale of investments is credited / debited to "Profit / Loss on Sale of Investments" and thereafter in respect of profit on sale of investments in the Held to Maturity category is appropriated (net of applicable taxes and statutory reserve requirements) to Capital Reserve.

1.4 Income from finance leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease, over the primary lease period. Leases effective from April 1, 2001 are accounted as advances at an amount equal to the net investment in the lease. The lease rentals are apportioned between principal and finance income based on a pattern reflecting a constant periodic return on the net investment outstanding in respect of finance leases. The principal amount is utilized for reduction in balance of net investment in lease and finance income is reported as interest income.

1.5 Income (other than interest) on investments in "Held to Maturity" (HTM) category acquired at a discount to the face value, is recognised as follows:

i. On Interest bearing securities, it is recognised only at the time of sale/ redemption.

ii. On zero-coupon securities, it is accounted for over the balance tenor of the security on a constant yield basis.

1.6 Dividend is accounted on an accrual basis where the right to receive the dividend is established.

1.7 All other commission and fee incomes are recognised on their realisation except for (i) Guarantee commission on deferred payment guarantees, which is spread over the period of the guarantee and (ii) Commission on Government Business, which is recognised as it accrues.

1.8 Non-banking entities

Merchant Banking:

a) Issue management and advisory fees are recognised as per the terms of agreement with the client.

b) Fees for private placement are recognised on completion of assignment.

c) Underwriting commission relating to public issues is accounted for on finalisation of allotment of the public issue.

d) Brokerage income relating to public issues/mutual fund/other securities is accounted for based on mobilisation and intimation received from clients/ intermediaries.

Asset Management:

a. Management fee is recognised at specific rates agreed with the relevant schemes, applied on the average daily net assets of each scheme (excluding inter-scheme investments, where applicable, and investments made by the company in the respective scheme) and are in conformity with the limits specified under SEBI (Mutual Funds) Regulations, 1996.

b. Portfolio Advisory Service income is recognised on accrual basis as per the terms of the contract.

c. Recovery from guaranteed schemes of deficit earlier recognised as expense is recognised as income in the year of receipt.

d. Scheme Expenses: Expenses of schemes in excess of the stipulated rates are charged to the Profit and Loss Account.

e. Recovery, if any, on realisation of devolved investments of schemes acquired by the company in terms of right of subrogation is accounted on the basis of receipts.

Credit Card Operations:

a. Joining membership fee and first annual fee has been recognised over a period of one year as this more closely reflects the period to which the fee relates to.

b. Interchange income is recognised on accrual basis.

c. All other service fees are recorded at the time of recording the respective transaction.

d. Interest income on dues from credit card holders is recognised on accrual basis except for customers defaulting in payment of minimum amount due for a period exceeding 180 days in respect of which income is recognised in accordance with the prudential norms.

Factoring:

Factoring service charges are accounted on accrual basis except in the case of non-performing assets, where income is accounted on realisation. Processing charges are accrued upon acceptance of sanction of the factoring /financing limits by the Company.

Life Insurance:

a) Life insurance premium (net of service tax) is recognized as income when due from policyholders. Uncollected premium from lapsed policies is not recognised as income until such policies are revived. In respect of linked business, premium income is recognised when the associated units are allotted.

b) Premium ceded on reinsurance is accounted in accordance with the terms of the treaty or in-principle arrangement with the Re-Insurer.

c) Life insurance claims by death are accounted when intimated. Intimations upto the end of the year are considered for accounting of such claims. Claims by maturity are accounted on the policy maturity date. Annuity benefits are accounted when due. Surrenders are accounted as and when notified. Claims cost consist of the policy benefit amounts and claims settlement costs, where applicable. Amounts recoverable from re-insurers are accounted for in the same period as the related claims and are reduced from claims.

d) Acquisition costs such as commission; medical fees etc. are costs that are primarily related to the acquisition of new and renewal insurance contracts and are expensed as and when incurred.

e) Liability for life policies: The actuarial liability of all the life insurance policies has been calculated by the appointed actuary as per the guidelines prescribed by the Institute of Actuaries of India.

2. Investments

Investments are accounted for in accordance with the extant regulatory guidelines. The bank follows trade date method for accounting of its investments.

2.1 Classification

Investments are classified into 3 categories, viz. Held to Maturity, Available for Sale and Held for Trading categories (hereafter called categories). Under each of these categories, investments are further classified into the following six groups:

i. Government Securities,

ii. Other Approved Securities,

iii. Shares,

iv. Debentures and Bonds,

v. Subsidiaries/Joint ventures and

vi. Others.

2.2 Basis of classification:

i. Investments that the Bank intends to hold till maturity are classified as Held to Maturity.

ii. Investments that are held principally for resale within 90 days from the date of purchase are classified as Held for Trading.

iii. Investments, which are not classified in the above two categories, are classified as Available for Sale.

iv. An investment is classified as Held to Maturity, Available for Sale or Held for Trading at the time of its purchase and subsequent shifting amongst categories is done in conformity with regulatory guidelines.

2.3 Valuation:

i. In determining the acquisition cost of an investment:

(a) Brokerage/commission received on subscriptions is reduced from the cost.

(b) Brokerage, commission etc. paid in connection with acquisition of investments are expensed upfront and excluded from cost.

(c) Broken period interest paid / received on debt instruments is treated as interest expense/income and is excluded from cost/sale consideration.

(d) Cost is determined on the weighted average cost method.

(e) The transfer of a security amongst the above three categories is accounted for at the least of acquisition cost/book value/market value on the date of transfer, and the depreciation, if any, on such transfer is fully provided for.

ii. Treasury Bills and Commercial Papers are valued at **carrying cost.**

iii. **Held to Maturity category:** Each scrip under Held to Maturity category is carried at its acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium on acquisition is amortised over the remaining maturity period of the security on constant yield basis. Such amortisation of premium is adjusted against income under the head "interest on investments". A provision is made for diminution, other than temporary. Investments in Regional Rural Banks (RRBs) are valued at equity cost determined in accordance with Accounting Standard 23.

iv. **Available for Sale and Held for Trading categories:** Each scrip in the above two categories is revalued at the market price or fair value determined as per Regulatory guidelines, and only the net depreciation of each group for each category is provided for and net appreciation, is ignored. On provision for depreciation, the book value of the individual securities remains unchanged after marking to market.

v. Security receipts issued by an asset reconstruction company (ARC) are valued in accordance with the guidelines applicable to non-SLR instruments. Accordingly, in cases where the security receipts issued by the ARC are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Net Asset Value, obtained from the ARC, is reckoned for valuation of such investments.

vi. Investments are classified as performing and non-performing, based on the guidelines issued by the RBI in case of domestic offices and respective regulators in case of foreign branches/ subsidiaries. Investments of domestic offices become non performing where:

a) Interest/instalment (including maturity proceeds) is due and remains unpaid for more than 90 days.

b) In the case of equity shares, in the event the investment in the shares of any company is valued at Re. 1 per company on account of the non availability of the latest balance sheet, those equity shares would be reckoned as NPI.

c) If any credit facility availed by the issuer is NPA in the books of the bank, investment in any of the securities issued by the same issuer would also be treated as NPI and vice versa.

d) The above would apply mutatis-mutandis to preference shares where the fixed dividend is not paid.

e) The investments in debentures/ bonds, which are deemed to be in the nature of advance, are also subjected to NPI norms as applicable to investments.

f) In respect of foreign branches/ subsidiaries, provisions for non performing investments are made as per the local regulations or as per the norms of RBI, whichever is higher.

vii. The Bank has adopted the Uniform Accounting Procedure prescribed by the RBI for accounting of Repo and Reverse Repo transactions [other than transactions under the Liquidity Adjustment Facility (LAF) with the RBI]. Accordingly, the securities sold/ purchased under Repo/Reverse repo are treated as outright sales/purchases and accounted for in the Repo/Reverse Repo Accounts, and the entries are reversed on the date of maturity. Costs and revenues are accounted as interest expenditure/income, as the case may be. Balance in Repo/Reverse Repo Account is adjusted against the balance in the Investment Account.

viii. Securities purchased / sold under LAF with RBI are debited / credited to Investment Account and reversed on maturity of the transaction. Interest expended / earned thereon is accounted for as expenditure / revenue.

3. **Loans /Advances and Provisions thereon:**

3.1 Loans and Advances are classified as performing and non-performing, based on the guidelines issued by the RBI. Loan assets become non-performing where:

i. In respect of term loan, interest and/or instalment of principal remains overdue for a period of more than 90 days;

ii. In respect of an Overdraft or Cash Credit advance, the account remains "out of order", i.e. if the outstanding balance exceeds the sanctioned limit/

drawing power continuously for a period of 90 days, or if there are no credits continuously for 90 days as on the date of balance-sheet, or if the credits are not adequate to cover the interest due during the same period;

iii. In respect of bills purchased/discounted, the bill remains overdue for a period of more than 90 days;

iv. In respect of agricultural advances for short duration crops, where the instalment of principal or interest remains overdue for 2 crop seasons;

v. In respect of agricultural advances for long duration crops, where the principal or interest remains overdue for one crop season.

3.2 Non-Performing advances are classified into sub-standard, doubtful and loss assets, based on the following criteria stipulated by RBI:

i. Sub-standard: A loan asset that has remained non-performing for a period less than or equal to 12 months.

ii. Doubtful: A loan asset that has remained in the sub-standard category for a period of 12 months.

iii. Loss: A loan asset where loss has been identified but the amount has not been fully written off.

3.3 Provisions are made for NPAs as per the extant guidelines prescribed by the regulatory authorities, subject to minimum provisions as prescribed below by the RBI:

Substandard Assets:

i. A general provision of 10%

ii. Additional provision of 10% for exposures which are unsecured ab-initio (where realisable value of security is not more than 10 percent ab-initio)

Doubtful Assets:

Secured portion:	
i. Upto one year	20%
ii. One to three years	30%
iii. More than three years	100%
Unsecured portion	100%
Loss Assets:	100%

3.4 In respect of foreign branches/subsidiaries, provisions for non performing advances are made as per the local regulations or as per the norms of RBI, whichever is higher.

3.5 The sale of NPAs is accounted as per guidelines prescribed by the RBI, which requires provisions to be made for any deficit (where sale price is lower than the net book value), while surplus (where sale price is higher than the net book value) is ignored. Net book value is outstanding as reduced by specific provisions held and ECGC claims received.

3.6 Advances are net of specific loan loss provisions, unrealised interest, ECGC claims received and bills rediscounted.

3.7 For restructured/rescheduled assets, provisions are made in accordance with the guidelines issued by RBI, which requires that the present value of future interest due as per the original loan agreement, compared with the present value of the interest expected to be earned under the restructuring package, be provided in addition to provision for NPAs. The provision for interest sacrifice is not reduced from advances and is included in the balance sheet under the head "Other Liabilities-Others".

3.8 In the case of loan accounts classified as NPAs, an account may be reclassified as a performing account if it conforms to the guidelines prescribed by the regulators.

3.9 Amounts recovered against debts written off in earlier years are recognised as revenue.

3.10 Unrealised Interest recognised in the previous year on advances which have become non-performing during the current year, is provided for.

3.11 In addition to the specific provision on NPAs, general provisions are also made for standard assets as per the extant guidelines prescribed by the RBI. The provisions on standard assets are not reckoned for arriving at net NPAs. These provisions are reflected in Schedule 5 of the balance sheet under the head "Other Liabilities & Provisions – Others."

4. Provision for Country Exposure:

In addition to the specific provisions held according to the asset classification status, provisions are held for individual country exposures (other than the home country). Countries are categorised into seven risk categories, namely, insignificant, low, moderate, high, very high, restricted and off-credit, and provisioning made as per extant RBI guidelines. If the country exposure (net) of the bank in respect of each country does not exceed 1% of the total funded assets, no provision is maintained on such country exposures.

5. **Derivatives:**

5.1 The Bank presently deals in Interest Rate Derivatives viz., Rupee Interest Rate Swaps, Cross Currency Interest Rate Swaps, Forward Rate Agreements and Currency Derivatives viz., Options and Currency Forwards and a mix of these generic instruments for trading and /or to cover deals done on behalf of customers and also to hedge on-balance sheet / off-balance sheet assets and liabilities that meet the criteria of 'hedge-effectiveness' as laid down by regulators.

5.2 Based on RBI guidelines, Derivatives are valued as under:

a. Derivatives used for trading are marked to market and net appreciation / depreciation is recognised in the Profit and Loss Account.

b. Derivatives used for hedging are:

i. Marked to Market in cases where the underlying Asset / Liabilities are marked to market. The resultant gain / loss are recognised in Profit and Loss Account.

ii. Accounted on accrual basis in cases where the underlying Assets / Liabilities are not marked to market.

The net outstanding marked to market position of each type of derivative shown either under Asset or Liability, as the case may be.

5.3 In case of forex OTC options the premium received on options sold and premium paid on options bought are recognised as income/ expenditure.

6. **Fixed Assets and Depreciation:**

6.1 Fixed assets are carried at cost less accumulated depreciation.

6.2 Cost includes cost of purchase and all expenditure such as site preparation, installation costs and professional fees incurred on the asset before it is put to use. Subsequent expenditure incurred on assets put to use is capitalised only when it increases the future benefits from such assets or their functioning capability.

6.3 Depreciation is provided on the written down value method at the rates prescribed under the Income Tax Rules 1962, which are considered appropriate by the management. The rates of depreciation and method of charging depreciation in respect of domestic operations are as under:

Sr. No.	Description of fixed assets	Method of charging depreciation	Depreciation/ amortisation rate
1	Computers	Straight Line Method	33.33% every year
2	Computer software forming an integral part of hardware	Written Down Value Method	60%
3	Computer Software which does not form an integral part of hardware	Straight Line Method	100%, in the year of acquisition
4	Assets given on financial lease upto 31st March 2001	Straight Line Method	At the rate prescribed under Companies Act 1956
5	Other fixed assets	Written down value method	At the rate prescribed under Income-tax Rules 1962

6.4 In respect of assets acquired for domestic operations during the year, depreciation is charged for half an year in respect of assets used for upto 182 days and for the full year in respect of assets used for more than 182 days, except depreciation on computers and software, which is charged for the full year irrespective of the period for which the asset was put to use.

6.5 Items costing less than US $ 24.93 million each are charged off in the year of purchase.

6.6 In respect of leasehold premises, the lease premium, if any, is amortised over the period of lease and the lease rent is charged in the respective year.

6.7 In respect of assets given on lease by the Bank on or before 31st March 2001, the value of the assets given on lease is disclosed as Leased Assets under fixed assets, and the difference between the annual lease charge (capital recovery) and the depreciation is taken to Lease Equalisation Account.

6.8 In respect of fixed assets held at foreign branches / subsidiaries, depreciation is provided as per the regulations / norms of the respective countries.

7. Leases:

7.1 Assets given on financial lease by the Bank on or after 1st April 2001 are accounted as per Accounting Standard 19. Such assets are included under Other Assets.

7.2 The asset classification and provisioning norms applicable to advances, as laid down in Para 3 above, are applied to such financial leases.

8. Impairment of Assets:

Fixed Assets are reviewed for impairment whenever events or changes in circumstances warrant that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

9. Effect of changes in the foreign exchange rate:

9.1 Foreign Currency Transactions:

i. Foreign currency transactions are recorded on initial recognition in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency on the date of transaction.

ii. Foreign currency monetary items are reported using the Foreign Exchange Dealers Association of India (FEDAI) closing spot rates.

iii. Foreign currency non-monetary items, which are carried in terms at historical cost, are reported using the exchange rate at the date of the transaction.

iv. Contingent liabilities denominated in foreign currency are reported using the FEDAI closing spot rates.

v. Outstanding foreign exchange spot and forward contracts held for trading are revalued at the exchange rates notified by FEDAI for specified maturities, and the resulting profit or loss is included in the Profit or Loss account.

vi. Foreign exchange forward contracts which are not intended for trading and are outstanding at the balance sheet date, are valued at the closing spot rate. The premium or discount arising at the inception of such a forward exchange contract is amortised as expense or income over the life of the contract.

vii. Exchange differences arising on the settlement of monetary items at rates different from those at which they were initially recorded are recognised as income or as expense in the period in which they arise.

9.2 Foreign Operations:

Foreign Branches of the Bank and Offshore Banking Units have been classified as Non-integral Operations and Representative Offices have been classified as Integral Operations.

a. Non-integral Operations:

i. Both monetary and non-monetary foreign currency assets and liabilities including contingent liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date.

ii. Income and expenditure of non-integral foreign operations are translated at quarterly average closing rates.

iii. Exchange differences arising on net investment in non-integral foreign operations are accumulated in Foreign Currency Translation Reserve until the disposal of the net investment.

b. Integral Operations:

i. Foreign currency transactions are recorded on initial recognition in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency on the date of transaction.

ii. Monetary foreign currency assets and liabilities of integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date and the resulting profit/loss is included in the profit and loss account.

iii. Foreign currency non-monetary items which are carried in terms of historical cost are reported using the exchange rate at the date of the transaction.

10. Employee Benefits:

10.1 Short Term Employee Benefits:

The undiscounted amount of short-term employee benefits, such as medical benefits, casual leave etc. which are expected to be paid in exchange for the services rendered by employees are recognised during the period when the employee renders the service.

10.2 Post Employment Benefits:

i. Defined Benefit Plan:

a. The group entities operate separate Provident Fund schemes. All eligible employees are entitled to receive benefits under the Provident Fund scheme. The group entities contribute monthly at a determined rate. These contributions are remitted to a trust established for this purpose and are charged to Profit and Loss Account. The group entities are liable for annual contributions and interests, which is payable at minimum specified rate of interest. The entities recognise such annual contributions and interest as an expense in the year to which they relate.

b. The group entities operate gratuity and pension schemes, which are defined benefit plans.

c. The group entities provide for gratuity to all eligible employees. The benefit is in the form of lump sum payments to vested employees on retirement, on death while in employment, or on termination of employment, for an amount equivalent to 15 days basic salary payable for each completed year of service, subject to a ceiling in terms of service rules. Vesting occurs upon completion of five years of service. The Bank makes annual contributions to a fund administered by trustees based on an independent external actuarial valuation carried out annually.

d. Some group entities provide for pension to all eligible employees. The benefit is in the form of monthly payments as per rules and regular payments to vested employees on retirement, on death while in employment, or on termination of employment. Vesting occurs at different stages as per rules. The entities make annual contributions to funds administered by trustees based on an independent external actuarial valuation carried out annually.

e. The cost of providing defined benefits is determined using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains/losses are immediately recognised in the statement of profit and loss and are not deferred.

ii. Other Long Term Employee benefits:

a. All eligible employees of the group are eligible for compensated absences, silver jubilee award, leave travel concession, retirement award and resettlement allowance. The costs of such long term employee benefits are internally funded by the Bank.

b. The cost of providing other long term benefits is determined using the projected unit credit method with actuarial valuations being carried out at each balance sheet date. Past service cost is immediately recognised in the statement of profit and loss and is not deferred.

11. Provision for Taxation:

11.1 Income tax expense is the aggregate amount of current tax, deferred tax and fringe benefit tax charge. Current year taxes are determined in accordance with the provisions of Accounting Standard 22 and tax laws prevailing in India after taking into account taxes of foreign branches/ subsidiaries, which are based on the tax laws of respective jurisdiction. Deferred tax adjustments comprise of changes in the deferred tax assets or liabilities during the period.

11.2 Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantially enacted prior to the balance sheet date. Deferred tax assets and liabilities are recognised on a prudent basis for the future tax consequences of timing differences arising between the carrying values of assets and liabilities and their respective tax basis, and carry forward losses. The impact of changes in the deferred tax assets and liabilities is recognised in the profit and loss account.

11.3 Deferred tax assets are recognised and reassessed at each reporting date, based upon management's judgement as to whether realisation is considered certain. Deferred tax assets are recognised on carry forward of unabsorbed depreciation and tax losses only if there is virtual certainty that such deferred tax assets can be realised against future profits.

12. Earning per Share:

12.1 The Bank reports basic and diluted earnings per share in accordance with AS 20 - 'Earnings per Share' issued by the ICAI. Basic earnings per share are computed by dividing the net profit after tax by the weighted average number of equity shares outstanding for the year.

12.2 Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue equity shares were exercised or converted during the year. Diluted earnings per share are computed using the weighted average number of equity shares and dilutive potential equity shares outstanding at year end.

13. Accounting for Provisions, Contingent Liabilities and Contingent Assets:

13.1 In conformity with AS 29, "Provisions, Contingent Liabilities and Contingent Assets", issued by the Institute of Chartered Accountants of India, the Bank recognises provisions only when it has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate of the amount of the obligation can be made.

13.2 No provision is recognised for

i. any possible obligation that arises from past events and the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Bank; or

ii. any present obligation that arises from past events but is not recognised because

a. it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or

b. a reliable estimate of the amount of obligation cannot be made.

Such obligations are recorded as Contingent Liabilities. These are assessed at regular intervals and only that part of the obligation for which an outflow of resources embodying economic benefits is probable, is provided for, except in the extremely rare circumstances where no reliable estimate can be made.

13.3 Contingent Assets are not recognised in the financial statements as this may result in the recognition of income that may never be realised.

14. Cash and cash equivalents:

Cash and cash equivalents include cash on hand and in ATM's, and gold in hand, balances with RBI, balances with other banks, and money at call and short notice.

15. Employee Share Purchase Scheme:

In accordance with the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999 issued by the Securities and Exchange Board of India ("SEBI"), the excess of market price one day prior to the date of issue of the shares over the price at which they are issued is recognised as employee compensation cost.

16. Share Issue Expenses:

Share issue expenses are charged to the Share Premium Account.

Schedule 18

NOTES ON ACCOUNTS

(Amount in US $ in million)

1. **List of Subsidiaries/Joint Ventures/Associates considered for preparation of consolidated financial statements:**

1.1 The 27 Subsidiaries, 2 Joint Ventures and 28 Associates (which along with State Bank of India, the parent, constitute the Group), considered in the preparation of the consolidated financial statements, are

A) Subsidiaries

Sr. No	Name of the Subsidiary	Country of Incorporation	Group's Stake (%)
1)	State Bank of Bikaner & Jaipur	India	75.07
2)	State Bank of Hyderabad	India	100.00
3)	State Bank of Indore	India	98.05
4)	State Bank of Mysore	India	92.33
5)	State Bank of Patiala	India	100.00
6)	State Bank of Saurashtra	India	100.00
7)	State Bank of Travancore	India	75.01
8)	SBI Commercial & International Bank Ltd	India	100.00
9)	SBI Capital Markets Ltd	India	86.16
10)	SBICAP Securities Ltd	India	86.16
11)	SBICAP Trustee Company Ltd	India	86.16
12)	SBICAPS Ventures Ltd	India	86.16
13)	SBI DFHI Ltd	India	65.95
14)	SBI Factors & Commercial Services Pvt Ltd	India	69.88
15)	SBI Mutual Fund Trustee Company Pvt Ltd	India	100.00
16)	Global Trade Finance Ltd	India	92.03
17)	State Bank of India (Canada)	Canada	100.00
18)	State Bank of India (California)	USA	100.00
19)	SBI International (Mauritius) Ltd	Mauritius	98.00
20)	Indian Ocean International Bank Ltd	Mauritius	62.58
21)	PT Bank Indomonex	Indonesia	76.00
22)	SBICAP (UK) Ltd	U.K.	86.16
23)	SBI Cards and Payment Services Pvt Ltd @	India	60.00
24)	SBI Funds Management Pvt Ltd @	India	63.00
25)	SBI Life Insurance Company Ltd @	India	74.00
26)	Commercial Bank of India Llc @	Russia	60.00
27)	SBI Funds Management (International) Private Ltd @	Mauritius	63.00

@ These entities are jointly controlled

B) Joint Ventures

Sr. No	Name of the Joint Venture	Country of Incorporation	Group's Stake (%)
1)	C Edge Technologies Ltd	India	49.00
2)	GE Capital Business Process Management Services Pvt Ltd	India	40.00

C) Associates:

Sr. No	Name of the Associate	Country of Incorporation	Group's Stake (%)
1)	Andhra Pradesh Grameena Vikas Bank	India	35.00
2)	Arunachal Pradesh Rural Bank	India	35.00
3)	Chhatisgarh Gramin Bank	India	35.00
4)	Ellaquai Dehati Bank	India	35.00
5)	Meghalaya Rural Bank (erstwhile Ka Bank Nongkyndong Ri Khasi Jaintia)	India	35.00
6)	Krishna Grameena Bank	India	35.00
7)	Langpi Dehangi Rural Bank	India	35.00
8)	Madhya Bharat Gramin Bank	India	35.00
9)	Mizoram Rural Bank	India	35.00
10)	Nagaland Rural Bank	India	35.00
11)	Parvatiya Gramin Bank	India	35.00
12)	Purvanchal Kshetriya Gramin Bank	India	35.00
13)	Samastipur Kshetriya Gramin Bank	India	35.00
14)	Utkal Gramya Bank	India	35.00
15)	Uttaranchal Gramin Bank	India	35.00
16)	Vananchal Gramin Bank	India	35.00
17)	Marwar Ganganagar Bikaner Gramin Bank	India	26.27
18)	Vidisha Bhopal Kshetriya Gramin Bank	India	34.32
19)	Deccan Grameena Bank	India	35.00
20)	Cauvery Kalpatharu Grameena Bank	India	32.32
21)	Malwa Gramin Bank	India	35.00

22) Saurashtra Grameena Bank	India	35.00
23) Clearing Corporation of India Ltd	India	28.97
24) SBI Home Finance Ltd	India	25.05
25) UTI Asset Management Company Pvt Ltd	India	25.00
26) Bank of Bhutan	Bhutan	20.00
27) Nepal SBI Bank Ltd	Nepal	50.00
28) S.S. Ventures Services Ltd	India	43.08

1.2 The following changes have taken place in the consolidation process as compared to 2006-07.

a. SBI has acquired 91.00% equity capital of Global Trade Finance Limited (GTFL), a factoring company incorporated in India, at a cost of US $ 129.75 million on 28th March 2008 and has infused fresh equity capital of US $ 18.69 million thereby increasing its equity stake by further 1.03% on the same date. Accordingly, the financial statements of GTFL have been consolidated with effect from 28th March 2008. The difference of US $ 89.07 million between acquisition cost and the net equity has been recognised as goodwill in accordance with Accounting Standard 21 - Consolidated Financial Statements issued by the Institute of Chartered Accountants of India.

b. SBICAPS Ventures Limited, a 100% subsidiary of SBI Capital Markets Limited, a subsidiary of SBI, has floated a 50-50 joint venture, SS Ventures Services Limited on 15th December 2007 for setting up a knowledge sector fund. Since SBI's indirect holding in the new entity is 43.08%, it has been considered as an associate and has been consolidated as per Accounting Standard 23 - Accounting for investment in Associates in Consolidated Financial Statements.

c. During the year the group's stake in Indian Ocean International Bank Ltd. (IOIB) has increased to 62.58% as against 56.84% as on 31st March 2007.

1.3 Two of the associates - Bank of Bhutan (Gregorian Calendar Year) and Nepal SBI Bank Ltd (Hindu Calendar Year) follow accounting years different from that of the parent. Accordingly, the financial statements of these associates are made as of 31st December 2007 and 16th July 2007 respectively.

2. Share Capital:

a) During the year, the RBI has transferred their entire shareholding of 31,43,39,200 shares in the parent representing 59.73% of the issued capital of the parent to the Government of India.

b) During the year, the parent has issued 10,52,59,776 equity shares of US $ 0.25 each for cash at a premium of US $ 39.38 per equity share i.e. at US $ 39.63 per equity share aggregating to US $ 4171.56 million on right basis. Of the above, the parent has allotted 10,51,71,498 fully paid equity shares to the eligible applicants, keeping in abeyance the allotment of 88,278 equity shares of US $ 0.25 each which are subject matter of title disputes or are sub-judice.

c) The Government of India has subscribed to 6,28,68,000 equity shares of US $ 0.25 each at a premium of US $ 39.38 per share as part of rights offer of the parent. The Government has discharged the total consideration of US $ 2491.53 million by issue of "8.35% SBI Rights Issue GOI Special Bonds 2024". Certain restrictions have been placed by the Government on the sale of these bonds.

d) Expenses in relation to the issue of shares amounting to US $ 7.15 million have been debited to the Share Premium Account.

3. Employee Stock Purchase Scheme:

3.1 The Central Board of the parent has adopted the Employees Share Purchase Scheme (the Scheme), duly approved by the Central Government, and accordingly has approved the offer of 86,17,500 equity shares of US $ 0.25 each at a premium of US $ 39.38 as part of its rights issue to the employees of the Parent including the Chairman and Managing Directors. The Scheme is in accordance with the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999. The said scheme has since been closed on 30th April 2008.

3.2 As on date, no equity shares have been allotted, under the Scheme, since the parent is in the process of compiling the data on the number of shares to be issued pursuant to the exercise of the rights by the employees. The parent has made provision of US $ 2.74 million towards employee compensation expenses on estimated basis.

4. Disclosures as per Accounting Standards:-

4.1 Significant changes in accounting policies:

i. Dividend Accounting

During the year the group has changed its accounting policy in respect of recognition of dividend on shares of corporate bodies from realisation basis to accrual basis where the right to receive the dividend is established. Consequently, the dividend income and the profit for the year are higher by US $ 1.17 million

ii. **Amortisation of Premium on HTM Securities**

As required by RBI general clarification dated July 11, 2007, the group has deducted the amortisation of premium on government securities, from "Income on investments" included in "Interest earned" which was earlier included in "Other income" amounting to US $ 416.17 million for the year ended March 31, 2008 (US $ 382.43 million for the year ended March 31, 2007) Prior year figures have been reclassified to conform to the current classification. This change in accounting procedure does not have any impact on the net profit for the year.

iii. **Mark-to-Market gains / losses of Forex OTC options**

The group has changed the accounting policy in respect of accounting of Mark-to-Market (MTM) gains / losses in case of forex OTC options, where-by the balance in premium received on options sold and premium paid on options bought have been considered from this year to arrive at MTM value for forex OTC options. Consequent to this change in the accounting policy, the profit for the year is higher by US $ 33.35 million.

iv. **Segment Reporting**

During the year, the group has reclassified its primary segments as Treasury, Corporate/ Wholesale banking, retail banking business and other banking business, in line with the directions issued by RBI. The group had hitherto been classifying banking operations, treasury operations and non-banking operations as primary segments.

v. **Employee Benefits**

a) The group had hitherto been measuring the liability for employee retirement benefits as per the erstwhile AS 15 (1995) "Accounting for Retirement Benefits". The Bank has adopted AS 15 (Revised 2005) "Employee Benefits", effective from 1st April 2007. Consequently an additional obligation of US $ 1457.74 million has accrued as on that date. Out of this, US $ 1128.37 million (Net of deferred tax assets of US $ 70.21 million) and US $ 39.93 million (Net of deferred tax assets of US $ 9.77 million) pertains to pension benefits and gratuity respectively. US $ 144.13 million (Net of deferred tax assets of US $ 65.34 million) pertains to long term employee benefits.

b) The group has exercised the option of charging the additional obligation to Revenue & Other Reserves. Accordingly, the transitional liability of US $ 1312.43 million (net of deferred tax assets of US $ 145.31 million) has been accounted with transfer from Revenue & Other Reserves.

c) Consequent to the adoption of AS-15 (Revised 2005) profit before tax is higher by US $ 47.65 million.

vi. **Prior Period Items**

US $ in million

Particulars	**Current year**	**Previous year**
Depreciation	9.15	4.02
Operating expenses	8.10	3.77
Interest expended	—	60.91
Other income	0.95	0.56

4.2 Employee's Benefits

4.2.1 Defined Benefit Plans

The following table sets out the status of the defined benefit Pension Plan and Gratuity Plan as required under AS 15 (Revised 2005)

US $ in million

Particulars	**Pension Plans**	**Gratuity**
Change in the present value of the defined benefit obligation		
Opening defined benefit obligation at 1st April 2007	5032.36	1196.43
Current Service Cost	163.05	48.69
Interest Cost	408.17	96.50
Actuarial losses (gains)	37.32	(24.74)
Benefits paid	(310.02)	(98.77)
Closing defined benefit obligation at 31st March 2008	**5330.88**	**1218.11**
Change in Plan Assets		
Opening fair value of plan assets at 1st April 2007	3804.43	1146.46
Expected Return on Plan assets	304.90	88.45
Contributions by employer	337.72	32.36
Benefit Paid	(310.01)	(98.77)
Actuarial Gains	17.08	12.73
Closing fair value of plan assets at 31st March 2008	**4154.12**	**1181.23**
Reconciliation of present value of the obligation and fair value of the plan assets		
Present Value of Funded obligation at 31st March 2008	5330.88	1218.11

Particulars	Pension Plans	Gratuity
Fair Value of Plan assets at 31st March 2008	4154.12	1181.23
Deficit/(Surplus)	1176.76	36.87
Unrecognised Past Service Cost	Nil	Nil
Net Liability/(Asset)	1176.76	36.87
Amount Recognised in the Balance Sheet		
Liabilities	5330.88	1218.11
Assets	4154.12	1181.23
Net Liability / (Asset) recognised in Balance Sheet	1176.76	36.87
Net Cost recognised in the profit and loss account		
Current Service Cost	163.05	48.69
Interest Cost	—	408.17
Expected return on plan assets	(304.91)	(88.45)
Net actuarial losses (Gain) recognised during the year	20.24	(37.48)
Total costs of defined benefit plans included in Schedule 16 "Payments to and provisions for employees"	286.56	19.26
Reconciliation of expected return and actual return on Plan Assets		
Expected Return on Plan Assets	304.90	88.46
Actuarial Gain/ (loss) on Plan Assets	17.08	12.73
Actual Return on Plan Assets	**321.98**	**101.19**
Reconciliation of opening and closing net liability/ (asset) recognised in Balance Sheet		
Opening Net Liability as at 1st April 2007	1227.93	49.97
Expenses as recognised in profit and loss account	286.56	19.26
Employers Contribution	337.72	32.36
Net liability/(Asset) recognised in Balance Sheet	**1176.76**	**36.88**

The Group expects to contribute US $ 204.80 million and US $ 28.05 million to its defined benefit Pension Plan and Gratuity Plan respectively during the next financial year.

Investments under Plan Assets of Gratuity Fund & Pension Fund as on 31st March 2008 are as follows:

	Pension Fund	Gratuity Fund
Category of Assets	% of Plan Assets	% of Plan Assets
Central Govt. Securities	5.01%	34.80%
State Govt. Securities	2.86%	21.12%
Public Sector Bonds	4.64%	15.92%
FDR / TDR with Bank	2.36%	13.92%
Bank Deposits	79.09%	6.61%
Others	6.04%	7.63%
Total	**100.00%**	**100.00%**

Out of the above investments following are held with the group

	Pension Fund	Gratuity Fund
Category of Assets	% of Plan Assets	% of Plan Assets
FDR / TDR with Bank & Bank Deposits	79.86%	4.15%

Principal actuarial assumptions;

Particulars	Pension and Gratuity Plans	
	Current year	Previous year
Discount Rate	7.75% to 8%	8% to 8.15%
Expected Rate of return on Plan Asset	7.50% to 8%	7.50% to 8%
Salary Escalation	4% to 13%	4% to 13%

The estimates of future salary growth, factored in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand in the employment market. Such estimates are very long term and are not based on limited past experience / immediate future. Empirical evidence also suggests that in very long term, consistent high salary growth rates are not possible. The auditors have relied upon the representation made by the Bank in this behalf.

4.2.2 Employees Provident Fund

In terms of the guidance on implementing the AS-15 (Revised 2005) issued by the Institute of the Chartered Accountants of India, the Employees Provident Fund set up by the Bank is treated as a defined benefit plan since the Bank has to meet the specified minimum rate of return. As at the year end, no shortfall remains unprovided for. Accordingly, other related disclosures in respect of Provident Fund have not been made and an amount of US $ 136.09 million is recognised as an expense towards the Provident Fund scheme of the Bank included under the head "Payments to and provisions for employees" in Profit and Loss Account.

4.2.3 Other Long term Employee Benefits

Amount of US $ 51.34 million is recognised as an expense towards Long term Employee Benefits included under the head "Payments to and provisions for employees" in Profit and Loss account.

Details of Provisions made for various long Term Employees' Benefits during the year;

US $ in million

S. No.	Long Term Employees' Benefits	Amount
1	Privilege Leave (Encashment) incl. leave encashment at the time of retirement	33.20
2	Leave Travel and Home Travel Concession (Encashment/Availment)	10.13
3	Sick Leave	5.92
4	Silver Jubilee Award	1.25
5	Resettlement Expenses on Superannuation	1.32
6	Casual Leave	(0.50)
7	Retirement Award	0.02
	Total	**51.34**

4.3 Segment Reporting (As complied by management and relied upon by the auditors)

4.3.1 Segment identification

A) Primary (Business Segment)

In compliance with the then prevailing RBI directions, the Bank had hitherto being classifying (i) Banking Operations, (ii) Treasury Operations and (iii) Non-Banking Operations as the primary segments. The RBI vide their circular no. BP.BC.81/21.04.018/2006-07 dated 18th April 2007, has modified its directions, requiring the Banks to identify / reclassify the following segments as primary segments:

- Treasury
- Corporate / Wholesale Banking
- Retail Banking
- Other Banking Business

The present accounting and information system of the Bank does not support the capturing and extraction of the data in respect of the above segments separately. However, based on the present internal organisational and management reporting structure and the nature of their risk and returns, the existing primary segments have been regrouped as under:

a) **Treasury:** The Treasury Segment includes the entire investment portfolio and trading in foreign exchange contracts and derivative contracts. The revenue of the treasury segment primarily consists of fees and gains or losses from trading operations and interest income on the investment portfolio.

b) **Corporate / Wholesale Banking:** The Corporate / Wholesale Banking segment comprises the lending activities of Corporate Accounts Group, Mid Corporate Accounts Group and Stressed Assets Management Group. These include providing loans and transaction services to corporate and institutional clients and further include non treasury operations of foreign offices.

c) **Retail Banking:** The Retail Banking Segment comprises of branches in National Banking Group, which primarily includes personal Banking activities including lending activities to corporate customers having Banking relations with branches in the National Banking Group. This segment also includes agency business and ATM's.

d) **Other Banking business** - Segments not classified under (a) to (c) above are classified under this primary segment. This segment also includes the operations of all the Non-Banking Subsidiaries/ Joint Ventures of the group.

In the case of Banking Subsidiaries who do not have the management reporting structure corresponding to the parent, all the exposures in excess of US $ 1.25 million have been segregated and included in Corporate/Wholesale Banking.

The Management is of the opinion that the above reclassification meets the requirements of the revised RBI guidelines and also is in compliance with the requirements of the Accounting Standard-17 - "Segment Reporting" issued by the Institute of Chartered Accountants of India.

B) Secondary (Geographical Segment):

i) Domestic operations comprise branches and subsidiaries having operations in India.

ii) Foreign operations comprise branches and subsidiaries having operations outside India and offshore banking units having operations in India.

C) Allocation of Expenses, Assets and liabilities

Expenses of parent incurred at Corporate Centre establishments directly attributable either to Corporate / Wholesale and Retail Banking Operations or to Treasury Operations segment, are allocated accordingly. Expenses not directly attributable are allocated on the basis of the ratio of number of employees in each segment/ratio of directly attributable expenses.

4.3.2 The accounting policies adopted for segment reporting are in line with the accounting policies adopted in the parent's financial statements with the following additional features:

1) Pricing of inter-segment transactions between the Other Banking Business segment and other segments are market led. In respect of transactions between treasury and other banking business, compensation for the use of funds is reckoned based on interest and other costs incurred by the lending segment.

2) Revenue and expenses have been identified to segments based on their relationship to the operating activities of the segment.

3) Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "Unallocated Expenses".

4.3.3 DISCLOSURE UNDER SEGMENT REPORTING

PART A: PRIMARY SEGMENTS

(US $ in million)

	Treasury Operations	Corporate/ Wholesale Banking	Retail Banking	Other Banking Operations	Elimination	TOTAL
Revenue	4859.58	6241.81	10470.79	2026.52	(1205.97)	22392.73
Result	349.49	1683.02	1877.07	74.63	—	3984.21
Unallocated Income	—	—	—	—	—	94.50
Unallocated Expenses	—	—	—	—	—	(591.54)
Operating Profit (PBT)	—	—	—	—	—	3487.17
Taxes	—	—	—	—	—	1190.86
Extraordinary Profit/Loss	—	—	—	—	—	—
Net Profit	—	—	—	—	—	2296.31
Other Information:	—	—	—	—	—	—
Segment Assets	71195.39	133336.69	47130.32	5323.85	(2588.69)	254397.56
Unallocated Assets	—	—	—	—	—	1651.67
Total Assets	—	—	—	—	—	256049.23
Segment Liabilities	52359.53	77939.02	114594.20	5334.94	(2588.69)	247639.00
Unallocated Liabilities	—	—	—	—	—	8410.23
Total Liabilities	—	—	—	—	—	256049.23

In view of the revision in the format, previous year's figures have not been disclosed in view of RBI Circular No. BP.BC.81/21.04.018/ 2006-07 dated 18th April 2007.

PART B : SECONDARY SEGMENTS

(US $ in million)

Particulars	Domestic Operations	Foreign Operations	Total
Revenue	20829.05 (14485.79)	1658.19 (955.69)	22487.24 (15441.48)
Assets	231991.08 (174122.10)	24058.15 (13403.64)	256049.23 (187525.74)

i) Income / Expenses are for the whole year. Assets / Liabilities are as at 31st March.

ii) Figures within brackets are for previous year.

4.4 Related Party Disclosures: As identified and compiled by the management and relied upon by the auditors

4.4.1 Related Parties:

A) JOINT VENTURES:

1. C Edge Technologies Ltd.
2. GE Capital Business Process Management Services Private Limited.

B) ASSOCIATES:

1. Andhra Pradesh Grameena Vikas Bank
2. Arunachal Pradesh Rural Bank
3. Chhatisgarh Gramin Bank
4. Cauvery Kalpatharu Grameena Bank
5. Deccan Grameena Bank
6. Ellaquai Dehati Bank
7. Meghalaya Rural Bank (erstwhile Ka Bank Nongkyndong Ri Khasi Jaintia)
8. Krishna Grameena Bank
9. Langpi Dehangi Rural Bank
10. Madhya Bharat Gramin Bank
11. Malwa Gramin Bank
12. Marwar Ganganagar Bikaner Bank

13. Mizoram Rural Bank
14. Nagaland Rural Bank
15. Parvatiya Gramin Bank
16. Purvanchal Kshetriya Gramin Bank
17. Samastipur Kshetriya Gramin Bank
18. Saurashtra Grameena Bank
19. Utkal Gramya Bank
20. Uttaranchal Gramin Bank
21. Vananchal Gramin Bank
22. Vidisha Bhopal Kshetriya Gramin Bank
23. SBI Home Finance Limited.
24. Clearing Corporation of India Ltd
25. Nepal SBI Bank Ltd.
26. S. S. Ventures Services Ltd
27. Bank of Bhutan
28. UTI Asset Management Company Pvt. Ltd.

C) Key Management Personnel of the Bank:

1. Shri O. P. Bhatt, Chairman
2. Shri T. S. Bhattacharya, Managing Director upto 31st January 2008
3. Shri Yogesh Agarwal, Managing Director upto 30th June 2007
4. Shri S. K. Bhattacharyya, Managing Director from 08th October 2007

4.4.2 Related Parties with whom transactions were entered into during the year:

No disclosure is required in respect of related parties which are "state controlled enterprises" as per paragraph 9 of Accounting Standard (AS) 18. Further, in terms of paragraph 5 of AS 18, transactions in the nature of banker-customer relationship are not required to be disclosed in respect of Key Management Personnel. Other particulars are:

1. C Edge Technologies Ltd.
2. GE Capital Business Process Management Services Pvt. Ltd.
3. SBI Home Finance Ltd.
4. Bank of Bhutan
5. Nepal SBI Bank Ltd.
6. S. S. Ventures Services Ltd.
7. Shri O. P. Bhatt,
8. Shri T. S. Bhattacharya (upto 31st January 2008)
9. Shri Yogesh Agarwal, (upto 30th June 2007)
10. Shri S. K. Bhattacharyya, Managing Director from 8th October 2007

4.4.3 Transactions / Balances :

US $ in million

Items/Related Party	Associates/ Joint Ventures	Key Management Personnel @	Total
Deposit#	15.59 (73.62)	— (—)	15.59 (73.62)
Other Liability#	24.36 (0.44)	— (—)	24.36 (0.44)
Investments#	5.42 (4.92)	— (—)	5.42 (4.92)
Other Assets #	0.02 (—)	— (—)	0.02 (—)
Interest paid $	0.79 (1.64)	— (—)	0.79 (1.64)
Interest received$	— (0.05)	— (—)	— (0.05)
Income earned by way of Dividend $	0.73 (0.12)	— (—)	0.73 (0.12)
Rendering of services $	0.02 (—)	— (—)	0.02 (—)
Receiving of services $	— (0.41)	— (—)	— (0.41)
Management contracts $	— (0.16)	0.13 (0.04)	0.13 (0.20)

(Figures in brackets pertain to previous year)

\# Balances as at 31st March

$ Transactions for the year

@ Transactions which are not in the nature of banker-customer relationship.

4.5 Leases:

Assets given on Financial Leases on or after 1st April 2001: The details of financial leases are given below.

US $ in million

Particulars	2007-08 Current Year	2006-07 Previous Year
Total gross investment in the leases	10.79	41.06
Present value of minimum lease payments receivable Less than 1 year	2.22	2.22
1 to 5 years	2.41	3.75
5 years and above	—	—
Total	4.63	5.97
Present value of unearned finance	0.94	1.25

The group has not compiled the data on operating leases taken and operating leases granted. Accordingly no disclosure for the same is made.

4.6 Earnings Per Share:

The Bank reports basic and diluted earnings per equity share in accordance with Accounting Standard 20 - "Earnings per Share". "Basic earnings" per share is computed by dividing net profit after tax by the weighted average number of equity shares outstanding during the year.

US $ in million

Particulars	2007-08 Current Year	2006-07 Previous Year
Basic and diluted		
Weighted average no of equity shares used in computing basic earning per share	53,14,45,447	52,74,63,672
Add: Potential number of equity shares that could arise on account of ESPS scheme	5,09,911	—
Weighted average number of shares used in computing diluted earning per share	53,19,55,358	52,74,63,672
Net profit (Other than minority)	2233.45	1464.09
Basic earnings per share (Rs.)	4.20	2.77
Diluted earnings per share (Rs.)	4.20	2.77
Nominal value per share (Rs.)	0.25	0.23

4.7 Accounting for taxes on Income

i) During the year, US $ 120.40 million (credit) [Previous Year US $ 17.84 million (credit)] has been credited to Profit and Loss Account by way of adjustment of deferred tax.

ii) During the year US $ 145.31 million (previous year Nil) has been netted off by debit to Revenue and Other Reserve by way of adjustment of deferred tax on Transitional Liability of US $ 1457.74 million towards employee benefits.

iii) The break up of deferred tax assets and liabilities into major items is given below:

US $ in million

Particulars	2007-08 Current Year	2006-07 Previous Year
Deferred Tax Assets		
Provision for non performing assets	70.49	95.51
Ex-gratia paid under Exit option	36.85	33.99
Wage Revision	53.57	
Provision for Gratuity, Leave, Pension etc.	138.77	
Others	187.35	124.85
Total	**487.03**	**254.35**
Deferred Tax Liabilities		
Depreciation on Fixed Assets	27.52	26.84
Interest on securities	144.81	142.95
Others	120.69	139.33
Total	**293.02**	**309.12**
Net Deferred Tax Assets/(Liabilities)	**194.01**	**(54.77)**

4.8 Investments in jointly controlled entities:

As required by AS 27, the aggregate amount of the assets, liabilities, income and expenses related to the Bank's interests in jointly controlled entities are disclosed as under:

A: Assets and Liabilities:

US $ in million

	Current Year	Previous Year
Liabilities		
Capital & Reserves	16.05	11.72
Deposits		
Borrowings	0.09	0.04
Other Liabilities & Provisions	6.74	4.74
TOTAL	**22.88**	**16.50**
Assets		
Cash and balances with Reserve Bank of India	—	—
Balances with Banks and Money at call and short notice	0.51	0.84
Investments	0.65	0.57
Advances	—	—
Fixed Assets	4.05	4.28
Other Assets	17.67	10.81
TOTAL	**22.88**	**16.50**

Capital Commitments Rs.Nil (Previous Year Rs. Nil)

Other Contingent Liabilities Rs.Nil (Previous Year Rs. Nil)

B. Income and Expenditure

	2007-08 Current Year	2006-07 Previous Year
I. Income		
Interest earned	1.42	0.01
Other income	15.36	15.15
Total	**16.78**	**15.16**
II. Expenditure		
Interest expended	0	0
Operating expenses	11.82	9.55
Provisions & contingencies	1.60	2.32
Total	**13.42**	**11.87**
III. Profit	**3.36**	**3.29**

4.9 Impairment of assets:

In the opinion of the Bank's Management, there is no impairment to the assets to which Accounting Standard 28 – "Impairment of Assets" applies.

4.10 Provisions, Contingent Liabilities & Contingent Assets

a) Break up of provisions: US $ in million

	2007-08 Current Year	2006-07 Previous Year
a) Provision for Income Tax (current tax)	1278.37	953.90
b) Provision for Income Tax (deferred tax)	(120.40)	(17.84)
c) Fringe Benefit Tax	33.77	28.70
c) Provision for other taxes	(0.88)	(0.33)
d) Amount of provision made against NPAs (including write back of provision)	698.92	408.53
e) General provision on Standard Assets in the global loan portfolio	192.73	217.49
f) Depreciation in the value of Investments	38.17	190.82
g) Provision for contingent liabilities	49.17	11.79
h) Others (Net of write-backs)	103.01	(5.05)
Total	**2272.86**	**1788.01**

(Figures in brackets indicate credit)

b) Floating provisions: US $ in million

	2007-08 Current Year	2006-07 Previous Year
a) Opening Balance	**128.60**	**173.20**
b) Addition during the year	42.15	14.50
c) Draw down during the year	0.00	69.01
d) Closing balance	**170.75**	**118.69**

c) Description of contingent liabilities and contingent assets:

Sr. No	Items	Brief Description
1	Claims against the Group not acknowledged as debts	The parent and its constituents are parties to various proceedings in the normal course of business. It does not expect the outcome of these proceedings to have a material adverse effect on the Group's financial conditions, results of operations or cash flows.
2	Liability on account of outstanding forward exchange contracts	The Group enters into foreign exchange contracts, currency options, forward rate agreements, currency swaps and interest rate swaps with inter-bank participants on its own account and for customers. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest/principal in one currency against another, based on predetermined rates. Interest rate swaps are commitments to exchange fixed and floating interest rate cash flows. The notional amounts that are recorded as contingent liabilities, are typically amounts used as a benchmark for the calculation of the interest component of the contracts.
3	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	As a part of its commercial banking activities, the Group issues documentary credits and guarantees on behalf of its customers. Documentary credits enhance the credit standing of the customers of the Group. Guarantees generally represent irrevocable assurances that the Bank will make payment in the event of the customer failing to fulfil its financial or performance obligations.
4	Other items for which the Group is contingently liable	The Group is a party to various taxation matters in respect of which appeals are pending. These are being contested by the Group and not provided for. Further the Group has made commitments to subscribe to shares in the normal course of business.

d) The contingent liabilities mentioned above are dependent upon the outcome of court/arbitration/ out of court settlements, disposal of appeals, the amount being called up, terms of contractual obligations, devolvement and raising of demand by concerned parties, as the case may be.

e) Movement of provisions against contingent liabilities: US $ in million

	2007-08 Current Year	2006-07 Previous Year
a) **Opening Balance**	**35.44**	**27.73**
b) Addition during the year	29.50	8.59
c) Draw down during the year	5.53	3.61
d) Closing balance	**59.41**	**32.71**

5. **Pending Wage Agreement:** The Eighth Bipartite Settlement entered into by the Indian Banks' Association on behalf of the member Banks with the All India Unions of Workmen expired on 31st October 2007. Pending the execution of a new agreement a provision of US $ 166.22 million has been made in the accounts for the Bank's estimated liability in respect of wage revision to be effective from 1st November 2007.

6. **Exit Option:** The Bank had implemented an Exit Option Scheme for its eligible employees. The ex-gratia payments under exit option aggregating to US $ 36.16 million (previous year US $ 111.18 million) have been charged to the Profit & Loss account during the year.

7. **Inter Office Accounts / Government Accounts/ Suspense Accounts:** Inter Office transactions between branches, controlling offices and local head offices and corporate centre establishment have been reconciled upto 31st December 2007. Further, pipeline transitions in respect of foreign exchange, gold, currency transactions and Government transactions are under reconciliations. Steps for adjustment / elimination of outstanding entries are in progress. These balances are subject to reconciliation, the ultimate effect of which is not expected to be material.

8. **Additional contribution to Pension Fund:**

   The parent's Pension Fund rules state that that the parent shall contribute 10% of salary to the Pension Fund. The Government of India, have advised the parent to contribute to the Pension Fund in accordance to the Fund rules. However, in order to comply with the Accounting Standard 15 (revised 2005) and to make adequate prudential provisions in accordance with the acturial valuations, the parent has made an additional contribution of US $ 136.09 million (previous year US $ 198.76 million) to the Pension Fund during the financial year.

9. Intra-group balances and transactions of interest income, interest expenses, other incomes and other operating expenses are eliminated in full.

   In case of following differences between the figures reported by the entities in respect of interest income, interest expenses, other incomes and other operating expenses, the higher of the amounts reported by different contracting entities are considered for elimination both from income and expenditure on the presumption of reporting errors by the reporting entities, without impacting the reported profit/loss and in respect of intra group balances, the figures reported by the contracting entities are considered as such and the differences are reflected as 'Inter Bank Adjustments':

US $ in million

Particulars	Item reported by entities (A)	Corresponding items reported by other entities (B)	Eliminated from income and expenditure (C)	Difference between reported figures D=(C-A)
Interest income	81.51	111.91	130.11	48.60
Interest expenses	111.91	81.51	130.11	18.20
Other income	23.18	33.65	45.61	22.43
Other expenditure	33.65	23.18	45.61	11.96

Particulars	Amount Eliminated as reported by respective contracting entities		Inter Bank Adjustment
Assets	2593.47	2588.48	4.99
Liabilities	2588.48	2593.47	(4.99)

10. In respect of intra group sale/purchase of investment, unrealised gains are fully eliminated. However, in case where such investments are classified by the transferee under 'Held to Maturity' category, the amortisation is calculated as the difference between the face value and cost of the transferee without considering the subsequent transfer of those securities into a different category. The impact of the same on the unrealised gains to be eliminated could not be ascertained.

11. No adjustments for divergent accounting policies followed by some of the subsidiaries have been made in respect of the following accounting policies as per their respective regulatory requirements:

    11.1 Recognition of interest income on accrual basis in respect of advances, when the advances become overdue for more than 180 days as against the bank's policy of 90 days

    11.2 Fees on issuance/ other transactions in respect of card business has been recognised as and when it become due as against the bank's policy of recognising such income on realisation basis.

    The total proportion for which different accounting policies have been applied aggregates to US $ 59.80 million. The impact thereof on the assets, liabilities and revenues could not be unascertained.

12. In accordance with RBI circular DBOD NO.BP.BC.42/ 21.01.02/2007-08 redeemable preference shares are treated as liabilities and the coupon payable thereon is treated as interest.

13. Additional statutory information disclosed in separate financial statements of the parent and the subsidiaries having no bearing on the true and fair view of the consolidated financial statements and also the information pertaining to the items which are not material have not been disclosed in the consolidated financial statements in view of the general clarifications issued by ICAI.

14. Previous year's figures have been regrouped and reclassified, wherever necessary and determinable, to make them comparable with current year's figures. In cases where disclosures have been made for first time in terms of RBI guidelines, previous year figures have not been mentioned.

(OM PRAKASH BHATT)
Chairman

(S. K. BHATTACHARYYA)
Managing Director & Chief Credit & Risk Officer

Kolkata, 2nd May, 2008

For M. M. Nissim & Co.
Chartered Accountants

(SANJAY KHEMANI)
Partner
Auditor

Membership No. 44577

STATE BANK OF INDIA (CONSOLIDATED)
CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2008

(000s omitted)

		Year ended 31.3.2008	Year ended 31.3.2007
		US $	US $
A.	CASH FLOW FROM OPERATING ACTIVITIES	(1,049,206)	1,181,076
B.	CASH FLOW FROM INVESTING ACTIVITIES	(409,382)	(222,077)
C.	CASH FLOW FROM FINANCING ACTIVITIES	5,641,505	2,532,862
D.	CASH FLOW ON ACCOUNT OF EXCHANGE FLUCTUATION	(57,405)	(8,921)
	NET CHANGE IN CASH AND CASH EQUIVALENTS	**4,125,512**	**3,482,940**
E.	CASH AND CASH EQUIVALENTS - OPENING	18,065,021	13,189,906
F.	CASH AND CASH EQUIVALENTS - CLOSING	22,190,533	16,672,846

A.	CASH FLOW FROM OPERATING ACTIVITIES		
	Net Profit before taxes	3,424,312	2,428,506
	Adjustment for:		
	Depreciation charge	258,808	218,558
	(Profit)/Loss on sale of fixed assets (Net)	(2,669)	(2,883)
	Provision for NPAs	698,915	408,532
	Provision for Standard Assets	192,724	217,489
	Depreciation on Investments in India	25,908	191,964
	Depreciation on Investments Outside India	20,998	808
	Provision for investments in Sub./Joint venture	(8,730)	(1,954)
	(Profit)/Loss on sale of Investents (Net)	(693,071)	(223,398)
	Loss on revaluation of Investments	213,548	147,399
	Provision of Other Assets	103,008	(6,800)
	Other Provisions	49,174	13,553
	Deffered Revenue Expenditure written off during the year	(7,360)	3,055
	Interest paid on bonds (Financing Activity)	594,372	281,148
	Dividend/Earnings from Associates (Investing Activity)	(52,593)	(44,995)
	LESS: Direct Taxes	(1,435,647)	(1,250,047)
		3,381,697	2,380,935

(000s omitted)

	Year ended 31.3.2008	Year ended 31.3.2007
	US $	US $
Adjustment for:		
Increase/(Decrease) in Deposits	34,931,117	21,221,213
Increase/(Decrease) in Borrowings	4,327,353	2,688,505
(Increase)/Decrease in Investments	(13,805,478)	2,551,470
(Increase)/Decrease in Advances	(29,596,217)	(26,359,700)
Increase/(Decrease) in Other Liabilities & Provisions	4,952,887	(1,222,772)
(Increase)/Decrease in Other Assets	(5,240,565)	(78,575)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**(1,049,206)**	**1,181,076**
B. CASH FLOW FROM INVESTING ACTIVITIES		
(Increase)/Decrease in Investments in JV/Associates	(40,480)	(41,491)
Income earned on such Investments	52,593	44,995
(Increase)/Decrease in Fixed Assets	(421,495)	(225,581)
NET CASH PROVIDED BY INVESTING ACTIVITIES	(409,382)	(222,077)
C. CASH FLOW FROM FINANCING ACTIVITIES		
Share Capital	26,214	—
Share Premium	4,134,694	—
Issue of Tier I Bonds	468,022	453,738
Issue of Upper Tier II Bonds	1,959,995	1,876,316
Issue of Subordinated Bonds	305,733	754,885
Repayment of Subordinated Bonds	(437,502)	(65,562)
Interest Paid on Bonds	(594,372)	(281,148)
Dividends Paid including tax thereon	(214,866)	(193,273)
Dividends tax Paid by subsidiaries	(6,413)	(12,094)
NET CASH PROVIDED BY FINANCING ACTIVITIES	5,641,505	2,532,862

(000s omitted)

	Year ended 31.3.2008	Year ended 31.3.2007
	US $	US $
D. CASH FLOWS ON ACCOUNT OF EXCHANGE FLUCTUATION		
Reserve of Foreign Subsidiaries	(25,208)	(8,921)
Others - Revaluation of foreign currency Bonds	(32,197)	—
Net Cashflows on A/c of Exchange Fluctuation	(57,405)	(8,921)
E. CASH AND CASH EQUIVALENTS - OPENING		
Cash in hand (including FC notes & gold)	784,459	579,582
Balances with Reserve Bank of India	10,448,368	6,581,400
Balances with Banks & MACSN	6,832,194	6,028,924
TOTAL	18,065,021	13,189,906
F. CASH AND CASH EQUIVALENTS - CLOSING		
Cash in hand (including FC notes & gold)	944,930	724,005
Balances with Reserve Bank of India	17,703,439	9,643,168
Balances with Banks & MACSN	3,542,164	6,305,673
TOTAL	22,190,533	16,672,846

AUDITOR'S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

TO THE BOARD OF DIRECTORS
STATE BANK OF INDIA

1. We have examined the attached Consolidated Balance Sheet of State Bank of India (the Bank) and its subsidiaries, associates and joint ventures (the Group) as at 31st March 2008, and the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year then ended in which are incorporated the :

    i. Audited accounts of the Bank audited by 14 Joint Auditors including us,

    ii. Audited accounts of 25 subsidiaries, 28 associates and 2 joint ventures audited by other auditors,

    iii. Unaudited accounts of 2 subsidiaries.

    These financial statements are the responsibility of the bank's management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with generally accepted auditing standards in India. These Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material aspects in accordance with identified reporting framework and free of material misstatements. An audit includes, examining on a test basis, evidences supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

3. We have jointly audited the financial statements of the bank along with 13 other joint auditors, whose financial statements reflects total assets of US $ 179841.97 million as at 31st March 2008, and total revenue of US $ 14368.15 million and net cash flows amounting to US $ 3917.25 million for the year then ended.

4. We did not audit the financial statements of its subsidiaries, associates and joint ventures whose financial statements reflect total assets of US $ 78495.51 million as at 31st March 2008, and total revenue of US $ 8216.60 million and net cash flows amounting to US $ 1146.06 million for the year then ended. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of other entities, are based solely on the report of the other auditors.

5. We have also relied on the un-audited financial statements of certain subsidiaries, associates and joint ventures, whose financial statements reflect total assets of US $ 1149.05 million as at 31st March 2008, total revenue of US $ 70.79 million and net cash flows amounting to US $ 36.39 million for the year then ended.

6. We report that the consolidated financial statements have been prepared by the Bank's management in accordance with the requirement of Accounting Standard 21 - Consolidated Financial Statements, Accounting Standard 23 - Accounting for investment in Associates in Consolidated Financial Statements and Accounting Standard 27- Financial Reporting of Interest in Joint Ventures issued by the Institute of Chartered Accountants of India and the requirements of Reserve Bank of India and on the basis of the separate

    i. audited accounts of the Bank,

    ii. audited accounts of 25 subsidiaries, 28 associates and 2 joint ventures audited by other auditors, and

    iii. Unaudited accounts of 2 subsidiaries

    included in the consolidated financial statements.

7. Without qualifying our opinion, we draw attention to note no. 8 of schedule 18 to the financial statement. The parent has made additional contribution of US $ 136.09 million during the year towards pension fund to comply with the provisions of AS 15 (revised) which is not in accordance with the directors issued by Government of India, to the extent that no amendments have been made to the SBI Pension Rules, 1955 before making such contribution.

8. Attention is drawn to:

    i. note nos. 9 and 10 in Schedule 18 regarding discrepancies in the intra group balances, transactions and unrealised gains and the method of elimination thereof. The impact thereof on the balances and revenues could not be unascertained.

ii. note no. 11 in Schedule 18 regarding adjustments not made for divergent accounting policies followed by some of the subsidiaries in respect of some of the accounting policies which are as per their respective regulatory requirements. The impact thereof on the assets, liabilities and revenues could not be unascertained.

9. Based on our audit and consideration of report of other auditors on separate financial statements and on consideration of the unaudited financial statements and on the other financial information of the components, and to the best of our information and explanations given to us we are of the opinion that the attached Consolidated Financial Statements, subject to para 8 (i) above relating to discrepancies in the intra group balances, transactions, unrealised gains and 8 (ii) above relating to non adjustment of divergent accounting policies, the impact of which on assets, liabilities and revenues could be ascertained, give a true and fair view in conformity with the accounting principles generally accepted in India:

a. in the case of the Consolidated Balance Sheet on the state of affairs of the Group as at 31st March 2008;

b. in the case of the Consolidated Profit and Loss account of the consolidated profits of the Group for the year ended on that date; and

c. in the case of the Consolidated Cash Flow Statement of the Cash Flows of the Group for the year ended on that date.

For M. M. Nissim & Co.
Chartered Accountants

Sanjay Khemani
(Partner)
Membership No. : 44577

Place : Kolkata
Dated : 2nd May 2008



State Bank Group
New Capital Adequacy Framework (Basel - II)
Pillar - III (Market Discipline) Disclosures in U.S. Dollars

NEW CAPITAL ADEQUACY FRAMEWORK DISCLOSURES UNDER PILLAR III

TABLE DF-1 : SCOPE OF APPLICATION

Qualitative Disclosures:

(a) The name of the top bank in the group to which the Framework applies: **State Bank of India**

(b) An outline of differences in the basis of consolidation for accounting and regulatory purposes, with a brief description of the entities within the group

The Consolidated Financial Statements of the Group conform to Generally Accepted Accounting Principles (GAAP) in India, which comprise the statutory provisions, Regulatory/Reserve Bank of India (RBI) guidelines, Accounting Standards/guidance notes issued by the ICAI. The following Subsidiaries/Joint Ventures and Associates constitute the State Bank Group.

(i) **That are fully consolidated:** The following Subsidiaries and Joint Ventures (which are also Subsidiaries) are fully consolidated on a line by line basis as per Accounting Standard AS 21.

Sr. No	Name	Activity	Holding
	DOMESTIC		
1	State Bank of Bikaner and Jaipur	Banking	75.07%
2	State Bank of Hyderabad	Banking	100.00%
3	State Bank of Mysore	Banking	92.33%
4	State Bank of Indore	Banking	98.05%
5	State Bank of Patiala	Banking	100.00%
6	State Bank of Saurashtra	Banking	100.00%
7	State Bank of Travancore	Banking	75.01%
8	SBICI Bank Ltd.	Banking	100.00%
9	SBI Capital Markets Ltd.	NBFC	86.16%
10	SBI CAP Securities Ltd.	NBFC	86.16%
11	SBI CAP Trustee Company Ltd.	NBFC	86.16%
12	SBI CAPS Ventures Ltd.	NBFC	86.16%
13	SBI Cards & Payment Services Ltd.	NBFC	60.00%
14	SBIDFHI Ltd.	Primary Dealers	65.95%
15	SBI Factors & Commercial Services Ltd.	Factoring	69.88%
16	SBI Funds Management Ltd.	Mutual Funds	63.00%
17	SBI MF Trustee Co. Pvt. Ltd.	MF Trustees	100.00%
18	SBI Life Insurance Co. Ltd.	Insurance	74.00%
19	Global Trade Finance Ltd.	Factoring	91.00%
	OVERSEAS		
20	Indian Ocean International Bank Ltd.	Banking	56.84%
21	State Bank of India (Canada)	Banking	100.00%
22	State Bank of India (California)	Banking	100.00%
23	State Bank of India International (Mauritius) Ltd.	Banking	98.00%
24	Commercial Bank of India LLC Moscow	Banking	60.00%
25	PT Bank Indo Monex Ltd., Indonesia	Banking	76.00%
26	SBI Funds Management (Intl.) Ltd.	Mutual Funds	63.00%
27	SBI CAP (UK) Ltd.	NBFC	86.16%

(ii) **That are pro-rata consolidated:**

The entities which are Joint Ventures are consolidated pro rata as per Accounting Standard – AS27.

Sr. No	Name	Activity	Holding
	DOMESTIC		
1	GE Capital Business Process Management Services Pvt. Ltd.	BPO	40.00%
2	C-Edge Technologies Ltd.	Software Services	49.00%

(iii) All the Subsidiaries, Joint Ventures and Associates of State Bank are consolidated. Hence there is no entity which is excluded from consolidation. In addition to the above mentioned Subsidiaries and Joint Ventures, the following Associates are consolidated as per Equity Accounting in terms of AS 23.

Sr. No	Name	Activity	Holding
1	Clearing Corporation of India Ltd.	Clearing	28.97%
2	UTI Asset Management Co. Pvt. Ltd.	Asset Management	25.00%
3	SBI Home Finance Ltd.	Home Finance	25.05%
4	S.S. Ventures Ltd	Venture Capital Financing	43.08%
5	Nepal SBI Bank Ltd	Banking	50.00%
6	Bank of Bhutan	Banking	20.00%
7	Andhra Pradesh Grameena Vikas Bank	Banking	35.00%
8	Arunachal Pradesh Rural Bank	Banking	35.00%
9	Chhatisgarh Gramin Bank	Banking	35.00%
10	Ellaquai Dehati Bank	Banking	35.00%
11	Meghalaya Rural Bank (Formerly known as Ka Bank Nongkyndong Ri Khasi Jaintia)	Banking	35.00%
12	Krishna Grameena Bank	Banking	35.00%
13	Langpi Dehangi Rural Bank	Banking	35.00%
14	Madhya Bharat Gramin Bank	Banking	35.00%
15	Mizoram Rural Bank	Banking	35.00%
16	Nagaland Rural Bank	Banking	35.00%
17	Parvatiya Gramin Bank	Banking	35.00%
18	Purvanchal Kshetriya Gramin Bank	Banking	35.00%
19	Samastipur Kshetriya Gramin Bank	Banking	35.00%
20	Utkal Gramya Bank	Banking	35.00%
21	Uttaranchal Gramin Bank	Banking	35.00%
22	Vananchal Gramin Bank	Banking	35.00%
23	Vidisha Bhopal Kshetriya Gramin Bank	Banking	34.32%
24	Marwar Ganganagar Bikaner Gramin Bank	Banking	26.27%
25	Deccan Grameena Bank	Banking	35.00%
26	Cauvery Kalpatharu Grameena Bank	Banking	32.32%
27	Malwa Gramin Bank	Banking	35.00%
28	Saurashtra Grameena Bank	Banking	35.00%

1.3 Differences in basis of consolidation for accounting and regulatory purposes

In terms of Regulatory guidelines, the consolidated bank may exclude from consolidation, group companies which are engaged in insurance business and business not pertaining to financial services. Hence the groups' investments in the under mentioned entities are taken at cost less impairment, if any, for Consolidated Prudential Reporting purposes.

Sr. No	Name of the Joint Venture	Group's Stake (%)
1)	C Edge Technologies Pvt Ltd.	49.00
2)	GE Capital Business Process Management Services Pvt Ltd.	40.00
3)	SBI Life Insurance Company Ltd.	74.00

Quantitative Disclosures:

(c) The aggregate amount of capital deficiencies in all subsidiaries not included in the consolidation i.e. that are deducted and the name(s) of such subsidiaries: **Nil**

(d) The aggregate amounts (e.g. current book value) of the bank's total interests in insurance entities, which are risk-weighted as well as their name, their country of incorporation or residence, the proportion of ownership interest and, if different, the proportion of voting power in these entities in addition, indicate the quantitative impact on regulatory capital of using this method versus using the deduction:

Name: SBI Life Insurance Co. Ltd. Mumbai

Country of Incorporation : India

Ownership interest: $ 184.44 million (74%)

Quantitative Impact on the regulatory capital:

Under consolidation method: NA

Under deduction method: Entire investment made in the Insurance subsidiary is reduced from Tier I capital of the Bank, for the purpose of Capital Adequacy calculation.

TABLE DF-2 : CAPITAL STRUCTURE:

Qualitative Disclosures

(a) Summary

Type of Capital	Features
Equity (Tier –I)	State Bank of India has raised Equity by way of Rights Issue during March 2008 aggregating $ 4168.00 million (including Premium). Domestic Banking Subsidiaries have raised equity through Equity Instruments. The majority shareholder is SBI while some of them like SBBJ, SBIr, SBM and SBT have public shareholding as well. Domestic Non-Banking Subsidiaries have raised equity through Equity Instruments. The majority shareholder in these Non-Banking Subsidiaries is SBI and the others are ADB (SBICAP-13.84%), SGAM (SBI FUNDS-37%), GE Capital (SBI CARDS-40%), SIDBI (SBI FACTORS-20%) etc.
Innovative Instruments (Tier-I)	SBI has raised IPDI's in the International Market during FY: 06-07 and 07-08. Some of the Banking Subsidiaries like State Bank of Indore and State Bank of Travancore have also raised capital through Perpetual Debt Instruments. Foreign Subsidiary Banks have not raised Tier I Capital by way of IPDIs as of date.
Tier-II	SBI and its Subsidiaries have raised Upper as well as Lower Tier II Capital. In case of Domestic Subsidiaries, Tier-II capital has been raised by way of Upper Tier-2 and Tier-2 bonds (except SBICI Bank Ltd). The instruments used are generally unsecured, redeemable, non-convertible bonds. They are plain vanilla bonds with no embedded put option, or call option without RBI's prior approval. Tier II capital of Foreign Subsidiaries comprises of subordinated term debt (SBIML, CBIL and IOIB), General provisions and Property revaluation reserves.

Qualitative Disclosures:

State Bank of India has raised Hybrid Tier I Capital and Upper and Lower Tier II Subordinated Debt in the Domestic and International Market. Summary information on the terms and conditions of the main features of all capital instruments, especially in the case of innovative, complex or hybrid capital instruments are as under:

Type of capital	Main features				
Equity	$ 157.40 million				
Innovative Perpetual Debt Instruments	**Date of Issue**	**Amount ($ million)**	**Tenure (months)**	**Coupon (% p.a. payable annually)**	**Rating**
	15.02.07	(USD 400 million)	Perpetual with a Call Option after 10 yrs 3 mths i.e. on 15.05.17 and stepup of 100 bps i.e. 6 months USD LIBOR + 220 bps, if Call Option is not exercised	6.439% equivalent to Mid swap + 120 bps	Baa2- Moody's BB - S & P
	26.06.07	(USD 225 million)	Perpetual with a Call Option after 10 years i.e. on 26.06.17 and step-up of 100 bps i.e. 6 months USD LIBOR + 237 bps, if Call Option is not exercised	7.140% equivalent to Mid swap + 137 bps	Baa2- Moody's BB - S & P
Upper Tier II Subordinated Debt	**Type of Instrument**: Unsecured, Redeemable Non-convertible, Upper Tier II Subordinated Bonds in the nature of Promissory Notes. **Special features**: i) No Put Option by the Investors. ii) Call Option by the Bank after 10 years. iii) Step-up Option after 10 years, if Call Option is not exercised by the Bank. iv) Lock-in-clause on payment of periodic interest and even Principle at maturity, if CAR is below the minimum regulatory CAR, prescribed by RBI. v) Not redeemable without the consent of Reserve Bank of India. **Step-up Option**: If the Bank does not exercise Call Option after 10 years, the Bonds carry a step-up-option of 50 bps during the remaining period of 5 years. **Lock-in-Clause**: Bank shall not be liable to pay either periodical interest on principal or even principle at maturity, if CAR of the Bank is below the minimum regulatory CAR prescribed by RBI. However, this will not proscribe the Bank from making periodical interest, as long as the Bank maintains the minimum Regulatory CAR, at the material time.				

	Date of Issue	Amount ($ million)	Tenure (months)	Coupon (% p.a. payable annually)	Rating
	05.06.06	580.26	180	8.80%	AAA–CRISIL AAA-CARE
	06.07.06	124.63	180	9.00%	AAA-CRISIL
	12.09.06	149.55	180	8.96%	AAA–CRISIL AAA-CARE
	13.09.06	153.29	180	8.97%	AAA–CRISIL AAA-CARE
	15.09.06	373.88	180	8.98%	AAA–CRISIL
	04.10.06	99.70	180	8.85%	AAA–CRISIL AAA-CARE
	16.10.06	249.25	180	8.88%	AAA–CRISIL AAA-CARE
	17.02.06	249.25	180	9.37%	AAA–CRISIL
	07.06.07	628.86	180	10.20%	AAA–CRISIL AAA-CARE
	12.09.07	872.38	180	10.10%	AAA–CRISIL AAA-CARE

Lower Tier II Subordinated Debt

Type of Instrument: Unsecured, Redeemable Non-convertible, Upper Tier II Subordinated Bonds in the nature of Promissory Notes.
Special features:
I) Plain vanilla Bonds with no special features like put or call option etc.
II) Not redeemable without the consent of Reserve Bank of India.

Date of Issue	Amount ($ million)	Tenure (months)	Coupon (% p.a. payable annually)	Rating
01.01.01	417.55	87	11.90%	AAA–CRISIL Ind AAA-Fitch
12.04.00	8.09 (5.113 million Euro)	108	6.5%	—
05.12.05	818.30	113	7.45%	AAA-CRISIL AAA-CARE
28.03.07	373.88	111	9.85%	AAA-CRISIL AAA-CARE

Quantitative Disclosures

($ in million)

b)	Tier-I Capital	**16318.77**
	• Paid-up Share Capital	157.40
	• Reserves	16092.86
	• Innovative Instruments (only total)	910.89
	• Other Capital Instruments (only total)	9.97
	• Amt deducted from Tier-I Cap (if any total):	**852.35**
	• Other amounts deducted from Tier 1 capital, including goodwill and investments	852.35
(c)	Total Eligible Tier-2 Capital **(Net of deductions)** (Refer (d) and (e) below)	**7620.55**
(ci)	Total Tier-3 Capital (if any) (Note: as of now, no Tier-3 capital)	**NIL**
(d)	Debt Capital Instruments eligible for inclusion in Upper Tier-2 Capital	
	• Total amount outstanding	4384.94
	• Of which raised during Current Year	2109.94
	• Amount eligible to be reckoned as Capital	**4384.94**
(e)	Subordinated Debt eligible for inclusion in Lower Tier-2 Capital:	
	• Total amount outstanding	2599.32
	• Of which raised during Current Year	145.81
	• Amount eligible to be reckoned as Capital	**2522.44**
(f)	Other Deductions from Capital if any	—
(g)	Total Eligible Capital (net of deductions from Tier I & Tier II Capital) [Should equal Total of (b), (c) and (c.i) minus (f) if any]	**23939.32**

Notes:

- In Basel I scenario, the Bank was deducting, equity investment made in Subsidiaries (where our holding is higher than 50%), from Tier I capital.
- Under Basel II scenario, the Bank has to deduct 50% from Tier I Capital and 50% from Tier II Capital, of the equity investment made in the financial entities, where investment is more than 30%.

TABLE DF - 3 : CAPITAL STRUCTURE : CAPITAL ADEQUACY

Qualitative Disclosures

(a) A summary discussion of the Bank's approach to assessing the adequacy of its Capital to support current and future activities.	• Sensitivity Analysis is conducted annually or more frequently as required, on the movement of Capital Adequacy Ratio (CAR) in the medium horizon of 3 years, considering the projected growth in Advances, investment in Subsidiaries/Joint Ventures and the impact of Basel II Framework etc. • CAR of the Bank is estimated to be well above the Regulatory CAR of 9% in the medium horizon of 3 years. However, to maintain adequate capital, the Bank has ample options to augment its capital resources by raising Subordinated Debt and Hybrid Instruments, besides Equity as and when required. • During FY: 2006-07, the State Bank of India has raised Upper Tier II Subordinated Debt of $ 1979.79 million in 8 tranches, Lower Tier II Subordinated Debt of $ 373.88 million (both reckoned as Tier II Capital) and Innovative Perpetual Debt (IPDI Hybrid Debt), reckoned as Tier I Capital of US $ 400 mio (around $ 433.45 million) in Overseas Market. Further, during FY: 2007-08, the Bank has raised Upper Tier II Subordinated Debt of $ 1501.37 million (reckoned as Tier II Capital) in 2 tranches and IPDIs (reckoned as Tier I Capital) of US $ 225 mio (around $ 228.31 million) in the Overseas Market. • The Bank has also raised equity through Rights Issue during the FY: 2007-08 and has added an additional Capital Funds (Tier I) of about $ 4168.00 million crs to ensure a minimum Tier I capital of 8%. • The Bank has put in place the ICAAP Policy and the same is being reviewed on a yearly basis which would enable us to maintain Economic Capital, thereby reducing substantial Capital Risk.
Quantitative Disclosures (b) Capital requirements for credit risk • Portfolios subject to standardized approach • Securitization exposures	➡ Fund Based: $ 14766.03 million ➡ Nil ...... **Total $ 14766.03 million @ 9.00% CAR**
(c) Capital requirements for market risk * Standardized duration approach • Interest Rate Risk • Foreign Exchange Risk (including gold) • Equity Risk	$ 565.92 million $ 20.76 million $ 475.28 million ...... **$ 1061.96 million @ 9.00% CAR**
(d) Capital requirements for operational risk: • Basic indicator approach	➡ **$ 1129.56 million** ...... **$ 1129.56 million @ 9.00% CAR**
(e) Total and Tier I Capital Ratio: • For the top consolidated group; and • For significant bank subsidiaries (stand alone)	**CAPITAL ADEQUACY RATIO AS ON 31.03.2008**

CAPITAL ADEQUACY RATIO AS ON 31.03.2008

	Tier I (%)	Total (%)
State Bank of India	8.48	12.64
SBI Group	8.66	12.71
State Bank of Bikaner & Jaipur	6.95	12.51
State Bank of Hyderabad	7.02	11.97
State Bank of Indore	7.01	11.29
State Bank of Mysore	6.54	11.73
State Bank of Patiala	7.31	13.56
State Bank of Saurashtra	8.31	12.71
State Bank of Travancore	7.41	13.53
SBICI Bank Ltd.	24.25	25.03
SBI International (Mauritius) Ltd.	18.68	19.29
State Bank of India (Canada)	14.31	14.31
State Bank of India (California)	6.94	7.32
Commercial Bank of India LLC Moscow	98.07	111.67
Indian Ocean International Bank Ltd.	13.28	15.16
PT Bank Indo Monex, Indonesia	6.98	6.98

TABLE DF-4 : CREDIT RISK:

GENERAL DISCLOSURES

Qualitative Disclosures:

- **Definitions of past due and impaired assets (for accounting purposes)**

Non-performing assets

An asset becomes non-performing when it ceases to generate income for the Bank. As from 31st March 2006, a non-performing Asset (NPA) is an advance where:

(i) Interest and/or instalment of principal remain 'overdue' for a period of more than 90 days in respect of a Term Loan,

(ii) The account remains 'out of order' for a period of more than 90 days, in respect of an Overdraft/Cash Credit (OD/CC),

(iii) The bill remains 'overdue' for a period of more than 90 days in the case of bills purchased and discounted,

(iv) Any amount to be received remains 'overdue' for a period of more than 90 days in respect of other accounts.

(v) A loan granted for short duration crops is treated as NPA, if the instalment of principal or interest thereon remains overdue for two crop seasons and a loan granted for long duration crops is treated as NPA, if instalment of principal or interest thereon remains overdue for one crop season.

vi) An account would be classified as NPA only if the interest charged during any quarter is not serviced fully within 90 days from the end of the quarter.

'Out of Order' status

An account should be treated as 'out of order' if the outstanding balance remains continuously in excess of the sanctioned limit/drawing power.

In cases where the outstanding balance in the principal operating account is less than the sanctioned limit/drawing power, but there are no credits continuously for 90 days as on the date of Bank's Balance Sheet, or where credits are not enough to cover the interest debited during the same period, such accounts are treated as 'out of order'.

'Overdue'

Any amount due to the Bank under any credit facility is 'overdue' if it is not paid on the due date fixed by the Bank.

- **Discussion of the Bank's Credit Risk Management Policy**

The Bank has in place a Credit Risk Management Policy, as a part of its Loan Policy, which is reviewed from time to time. Over the years, the policy & procedures in this regard have been refined as a result of evolving concepts and actual experience. The policy and procedures have been aligned to the approach laid down in Basel-II Guidelines.

The Policy aims at ensuring that there is no undue deterioration in quality of individual assets within the portfolio. Simultaneously, it also aims at continued improvement of the overall quality of assets at the portfolio level, by establishing a commonality of approach regarding credit basics, appraisal skills, documentation standards and awareness of institutional concerns and strategies, while leaving enough room for flexibility and innovation.

Credit Risk Management encompasses identification, assessment, measurement, monitoring and control of the credit exposures.

In the processes of identification and assessment of Credit Risk, the following functions are undertaken :

(i) Developing and refining the Credit Risk Assessment (CRA) Models to assess the Counterparty Risk, by taking into account the various risks categorized broadly into Financial, Business, Industrial and Management Risks, each of which is scored separately.

(ii) Conducting industry research to give specific policy prescriptions and setting quantitative exposure parameters for handling portfolio in large / important industries, by issuing advisories on the general outlook for the Industries / Sectors, from time to time.

The measurement of Credit Risk includes setting up exposure limits to achieve a well-diversified portfolio across dimensions such as companies, group companies, industries, collateral type, and geography. For better risk management and avoidance of concentration of Credit Risks, internal guidelines on prudential exposure norms in respect of individual companies, group companies, Banks, individual borrowers, non-corporate entities, sensitive sectors such as capital market, real estate, sensitive commodities, etc., are in place.

The Bank has processes and controls in place in regard to various aspects of Credit Risk Management such as appraisal, pricing, credit approval authority, documentation, reporting and monitoring, review and renewal of credit facilities, managing of problem loans, credit monitoring, etc.

STATE BANK OF INDIA

Credit Risk-Quantitative Disclosures

Table DF-4 : General Disclosures:

		Amount in $ million	
Quantitative Disclosures	Fund Based	Non FB	Total
(b) Total gross credit risk exposures	152455.67	42793.90	195249.57
(c) Geographic distribution of exposures : FB / NFB			
Overseas	15340.52	2196.58	17537.10
Domestic	137115.15	40597.32	177712.47
(d) Industry type distribution of exposures Fund based / Non Fund Based separately	Please refer Table "A"		
(e) Residual contractual maturity breakdown of assets	Please refer Table "B"		
(f) Amount of NPAs (Gross)			3942.52
Substandard			1668.24
Doubtful 1			841.31
Doubtful 2			591.29
Doubtful 3			434.71
Loss			406.97
(g) Net NPAs			**2164.40**
(h) NPA Ratios			
Gross NPAs to gross advances			2.59%
Net NPAs to net advances			1.47%
(i) Movement of NPAs (Gross)			
Opening balance			3220.56
Additions			2233.36
Reductions			1511.40
Closing balance			3942.52
(j) Movement of provisions for NPAs			
Opening balance			1612.40
Provisions made during the period			812.75
Write-off			683.11
Write-back of excess provisions			8.93
Closing balance			1733.11
(k) Amount of Non-Performing Investments			**145.34**
(l) Amount of provisions held for non-performing investments			137.84
(m) Movement of provisions for depreciation on investments			
Opening balance			589.89
Provisions made during the period			129.75
Write-off			168.61
Write-back of excess provisions			166.10
Closing balance			**384.93**

Table- A

Industry Type Distribution Of Exposures

Amount in $ millions

CODE	INDUSTRY	FUND BASED O/S			NFB O/S
		Standard	NPA	Total	
1	Coal	325.14	6.41	331.55	84.48
2	Mining	1329.04	11.95	1340.99	295.69
3	Iron & Steel	8503.09	158.77	8661.86	2672.30
4	Metal Products	1697.96	28.48	1726.44	382.58
5	All Engineering	4258.42	132.94	4391.36	2743.96
5.1	Of which (005) Electronics	1174.66	18.28	1192.94	525.47
6	Electricity	2453.37	13.79	2467.16	1228.37
7	Cotton Textiles	4753.39	87.04	4840.43	601.26
8	Jute Textiles	92.38	4.22	96.60	10.32
9	Other Textiles	4063.36	50.19	4113.55	894.64
10	Sugar	1560.65	7.62	1568.27	69.14
11	Tea	77.04	26.56	103.60	1.88
12	Food Processing	2299.98	107.77	2407.75	252.46
13	Vegetable Oils & Vanaspati	744.62	24.36	768.98	202.15
14	Tobacco / Tobacco Products	179.88	2.76	182.64	4.78
15	Paper / Paper Products	976.57	22.80	999.37	114.95
16	Rubber / Rubber Products	668.03	18.05	686.08	141.31
17	Chemicals / Dyes / Paints etc.	4229.67	115.73	4345.40	1397.51
17.1	Of which Fertilizers	663.60	25.91	689.51	173.41
17.2	Of which Petrochemicals	737.97	6.39	744.36	331.11
17.3	Of which Drugs & Pharmaceuticals	1560.41	24.26	1584.67	126.95
18	Cement	812.22	11.86	824.08	184.62
19	Leather & Leather Products	453.83	12.32	466.15	54.04
20	Gems & Jewellery	2763.73	20.39	2784.12	161.95
21	Construction	2173.53	28.58	2202.11	804.70
22	Petroleum	2738.95	4.29	2743.24	1345.59
23	Automobiles & Trucks	1815.22	18.45	1833.67	46.38
24	Computer Software	392.38	7.20	399.58	36.02
25	Infrastructure	9494.99	41.55	9536.54	2852.13
25.1	Of which Power	2900.40	15.51	2915.91	554.35
25.2	Of which Telecommunication	2311.65	11.24	2322.89	317.63
25.3	Of which Roads & Ports	2054.16	2.15	2056.31	885.16
26	Other Industries	19953.88	386.55	20340.43	4409.20
27	NBFCs & Trading	22949.23	396.06	23345.29	1962.95
28	Res. Adv to bal. Gross Adv	46817.73	2130.70	48948.43	19838.53
	Total	**148578.27**	**3877.40**	**152455.67**	**42793.90**

Table- B

DF-4 (e) SBI Residual contractual maturity breakdown of assets

($ million)

	1-14 days	15-28 days	29 days & up to 3 months	Over 3 months & upto 6 months	Over 6 months & upto 1 year	Over 1 year & upto 3 years	Over 3 years & upto 5 years	Over 5 years	Total
1 Cash	924.10	3.03	0.59	0.85	0.30	0.24	0.65	0.50	930.26
2 Balances with RBI	9587.92	100.02	410.28	356.87	777.56	1942.61	1296.32	3179.42	17651.20
3 Balances with other Banks	3556.47	616.51	2242.93	1295.92	1571.52	387.01	97.44	410.05	10177.85
4 Investments	1469.93	1559.49	6300.96	5324.60	9220.11	16155.71	11537.29	53830.68	105398.77
5 Advances	20167.29	4010.32	9459.41	5798.79	9489.51	59333.22	15649.87	26696.27	150604.68
6 Fixed Assets	7.93	0.00	0.08	0.03	0.05	1.58	0.58	1211.68	1221.93
7 Other Assets	9782.34	1644.74	5096.92	5093.50	4468.33	1710.27	191.60	1220.20	29207.90
TOTAL	45495.98	7934.31	23511.17	17870.56	25527.38	79530.64	28773.75	86548.80	315192.59

TABLE DF-5 : CREDIT RISK:

DISCLOSURES FOR PORTFOLIOS SUBJECT TO STANDARDISED APPROACH

(a) **Qualitative Disclosures:**

- **Names of Credit Rating Agencies used, plus reasons for any changes**

  As per the RBI Guidelines, the Bank has identified CARE, CRISIL, ICRA and FITCH India (Domestic Credit Rating Agencies) and FITCH, Moody's and S&P (International Rating Agencies) as approved Rating Agencies, for the purpose of rating the Domestic and Overseas Exposures, respectively, whose ratings are used for the purpose of capital calculation.

- **Types of exposures for which each Agency is used**

  (i) For Exposures with a contractual maturity of less than or equal to one year (except Cash Credit, Overdraft and other Revolving Credits), Short-term Ratings given by approved Rating Agencies is used.

  (ii) For Domestic Cash Credit, Overdraft and other Revolving Credits (irrespective of the period) and for Term Loan exposures of over 1 year, Long Term Ratings is used.

  (iii) For Overseas Exposures, irrespective of the contractual maturity, Long Term Ratings given by approved Rating Agencies is used.

- **Description of the process used to transfer Public Issue Ratings onto comparable assets in the Banking Book**

  Long-term Issue Specific Ratings (For the Bank's own exposures or other issuance of debt by the same borrower-constituent/counter-party) or Issuer (borrower-constituents/counter-party) Ratings are applied to other unrated exposures of the same borrower-constituent/counter-party in the following cases :

  - If the Issue Specific Rating or Issuer Rating maps to Risk Weight equal to or higher than the unrated exposures, any other unrated exposure on the same counter-party is assigned the same Risk Weight, if the exposure ranks pari-passu or junior to the rated exposure in all respects.
  - In cases where the borrower-constituent/counter-party has issued a debt (which is not a borrowing from the Bank), the rating given to that debt is applied to the Bank's unrated exposures, if the Bank's exposure ranks pari-passu or senior to the specific rated debt in all respects and the maturity of unrated Bank's exposure is not later than the maturity of rated debt.

Quantitative Disclosures as on 31.03.2008	**(Amount in $ millions)**		
(b) For exposure amounts after risk mitigation subject to the standardised approach, amount of a bank's outstandings (rated and unrated) in each risk bucket as well as those that are deducted	Below 100% RW 100% RW : More than 100% : Deducted	$ $ $ $	74277.09 68419.72 12913.71 —
	Total .	**$**	**155610.52**

TABLE DF-6 : CREDIT RISK MITIGATION:

(a) **Qualitative Disclosures :**

- **Policies and Processes for Collateral Valuation and Management**

  A Credit Risk Mitigation and Collateral Management Policy, addressing the Bank's approach towards the credit risk mitigants used for capital calculation is in place.

  The objective of this Policy is to enable classification and valuation of credit risk mitigants in a manner that allows regulatory capital adjustment to reflect them.

  The Policy adopts the Comprehensive Approach, which allows full offset of collateral (after appropriate haircuts) against exposures, by effectively reducing the exposure amount by the value ascribed to the collateral. The following issues are addressed in the Policy:

  (i) Classification of credit risk mitigants

  (ii) Acceptable credit risk mitigants

  (iii) Documentation and legal process requirements for credit risk mitigants

(iv) Valuation of collateral
(v) Custody of collateral
(vi) Insurance
(vii) Monitoring of credit risk mitigants

- **Description of the main types of Collateral taken by the Bank**

  The following Collaterals are usually recognised as Credit Risk Mitigants under the Standardised Approach :
  - Cash or Cash equivalent (Bank Deposits/NSCs/KVP/LIC Policy, etc.)
  - Gold
  - Securities issued by Central / State Governments
  - Debt Securities rated BBB- or better/ PR3/P3/F3/A3 for Short-Term Debt Instruments

- **Main types of Guarantor Counterparty and their creditworthiness**

  The Bank accepts the following entities as eligible guarantors, in line with RBI Guidelines :
  - Sovereign, Sovereign entities (including BIS, IMF, European Central Bank and European Community as well as Multilateral Development Banks, ECGC and CGTSME, PSEs, Banks and Primary Dealers with a lower risk weight than the Counterparty.
  - Other guarantors having an external rating of AA or better. In case the guarantor is a parent company, affiliate or subsidiary, they should enjoy a risk weight lower than the obligor for the guarantee to be recognised by the Bank. The rating of the guarantor should be an entity rating which has factored in all the liabilities and commitments (including guarantees) of the entity.

Information about (Market or Credit) risk concentrations within the mitigation taken:

The Bank has a well-dispersed portfolio of assets which are secured by various types of collaterals, such as:-
- Eligible financial collaterals listed above
- Guarantees by sovereigns and well-rated corporates,
- Fixed assets and current assets of the counterparty.

(b) For disclosed Credit Risk Portfolio under Standardised Approach, the total exposure that is covered by eligible financial collateral; after the application of haircuts: $ 120181.74

TABLE DF-7 SECURITISATION

Qualitative Disclosures

- Bank's objective in relation to Securitisation activity is to achieve improvement in leverage ratios, asset performance & quality and to achieve desirable investment & maturity characteristics.
- Loss on sale on transfer of assets to Special Purpose Vehicle (SPV) shall be recognised upfront.
- Profit on sale of the securitised assets shall be amortised over the life of the Pass Through Certificates (PTCs) assets issued or to be issued by SPV.

Quantitative Disclosures

The Group does not have any securitization exposures.

TABLE DF-8 : MARKET RISK IN TRADING BOOK

Qualitative disclosures:

1) The following portfolios are covered by the **Standardised Duration** approach for calculation of Market Risk:
   - Securities held under the Held for Trading (HFT) and Available for Sale (AFS) categories.
   - Derivatives entered into for hedging HFT&AFS securities and Derivatives entered into for Trading.
2) Market Risk Management Departments (MRMD)/Mid-Office have been put in place based on the approval accorded by the respective Boards of Banks and other subsidiaries for their Risk Management Structure. Market risk units are responsible for identification, assessment, monitoring and reporting of Market Risk in Treasury Operations.
3) Board approved Trading Policies and Investment Policies with defined Market Risk Management parameters for each asset class are in place. Risk monitoring is an ongoing process with the position reported to the Top Management and the Risk Management Committee of the Board at stipulated intervals.
4) Risk Management and reporting is based on parameters such as a Modified Duration, Price Value of Basis Point (PVBP), Maximum permissible Exposures, Net Open Position limits, Gap limits, Value at Risk (VaR) etc, in line with the global best practices.
5) Respective Foreign Offices are responsible for risk monitoring of their investment portfolio as per the local regulatory requirements. Stop loss limit for individual investments and exposure limits for certain portfolios have been prescribed.

Quantitative disclosures:

Minimum Regulatory Capital requirements for market risk as on ***31.03.2008*** is as under: ($ in millions)

• Interest rate risk (Including Derivatives)	:	565.92
• Equity position risk	:	475.28
• Foreign exchange risk	:	20.76
Total	:	**1061.96**

TABLE DF-9 : OPERATIONAL RISK:

Operational Risk Management

Operational risk is the risk of losses resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk includes legal risk but excludes strategic and reputational risks.

The Operational Risk Management Policy of the Bank establishes a consistent framework for systematic and proactive identification, assessment, measurement, monitoring and mitigation of operational risk. The policy applies to all business and functional areas within the Bank. The Operational Risk Management Policy is supplemented by operational systems, procedures and guidelines which are periodically updated.

The objective of the Bank's Operational Risk Management Policy is to continuously review systems and control mechanisms, proper alignment of risk management activities with business strategy and between the risk and finance functions, create awareness of operational risk throughout the Bank, assign risk ownership, compliance with regulations and improve quality of products and services and mitigate operational risks.

The Operational Risk Management Department is functioning in SBI as well as each of the Banking Subsidiaries as part of the Integrated Risk Governance Structure under the control of their respective Chief Risk Officers.

The Bank has put in place the following measures to control and mitigate operational risks:

The Bank has issued a "Book of Instructions", which contains detailed procedural guidelines for processing various banking transactions. Amendments and modifications to these guidelines are implemented through circulars sent to all offices. Guidelines and instructions are also disseminated through job cards, e-circulars, training programs, etc.

The Bank has issued necessary instructions to all offices regarding delegation of financial powers, which detail sanctioning powers of various levels of officials for different types of financial transactions

About 90% of the branches (covering 98% of the business) of State Bank of India have been brought under Core Banking System (CBS). The remaining branches are also being brought under CBS in a time bound manner. All branches of the Banking Subsidiaries are already under CBS.

Training of staff - Inputs on Operational Risk are included as part of Risk Management modules in the training programs conducted for various categories of staff at Bank's apex training institutes and learning centres.

Insurance – The Bank has obtained Insurance cover for potential operational risks.

A system of prompt submission of reports on frauds is in place in the Bank. A comprehensive system of preventive vigilance has been established in all business units of the Group.

The Bank's Inspection & Management Audit Department periodically conducts risk based audits and evaluates adequacy and effectiveness of the control systems and the functioning of various control procedures. It also conducts review of the systems established to ensure compliance with legal and regulatory requirements, codes of conduct and the implementation of policies and procedures.

Risk and Control Self Assessment (RCSA) process is being rolled out in both domestic as well as international offices for identification, assessment, control and mitigation of operational risks in the Bank. The process of building a comprehensive database of losses due to Operational Risks has been initiated with a view to graduate to Advanced Measurement Approaches for Operational Risk Management.

TABLE DF-10 : INTEREST RATE RISK IN THE BANKING BOOK (IRRBB)

1. Qualitative Disclosures

INTEREST RATE RISK:

Interest rate risk refers to fluctuations in Bank's Net Interest Income and the value of its Assets and Liabilities arising from internal and external factors. Internal factors include the composition of the Bank's assets and liabilities, quality, maturity, interest rate and re-pricing period of deposits, borrowings, loans and investments. External factors cover general economic conditions. Rising or falling interest rates impact the Bank depending on Balance Sheet positioning. Interest rate risk is prevalent on both the asset as well as the liability sides of the Bank's Balance Sheet.

The Asset - Liability Management Committee (ALCO) which is responsible for evolving appropriate systems and procedures for ongoing identification and analysis of Balance Sheet risks and laying down parameters for efficient management of these risks through Asset Liability Management Policy of the Bank. ALCO, therefore, periodically monitors and controls the risks and returns, funding and deployment, setting Bank's lending and deposit rates, and directing the investment activities of the Bank. ALCO also develops the market risk strategy by clearly articulating the acceptable levels of exposure to specific risk types (i.e. interest rate, liquidity etc). The Risk Management Committee of the Board of Directors (RMCB) oversees the implementation of the system for ALM and review its functioning periodically and provide direction. It reviews various decisions taken by the Asset - Liability Management Committee (ALCO) for managing market risk.

1.1 Interest rate risk exposure is measured with Interest Rate Gap analysis, Simulation, Duration and Value-at-Risk (VaR). RBI has stipulated monitoring of interest rate risk at monthly intervals through a Statement of Interest Rate Sensitivity (Repricing Gaps) to be prepared as the last Reporting Friday of each month. Accordingly, ALCO reviews Interest Rate Sensitivity statement on monthly basis.

1.2 Interest rate risk in the Fixed Income portfolio of Bank's investments is managed through Duration analysis. Bank also carries out Duration Gap analysis (on quarterly basis) to estimate the impact of change in interest rates on economic value of Bank's assets and liabilities and thus arrive at changes in Market Value of Equity (MVE).

1.3 The following prudential limits have been fixed for monitoring of various interest risks:

Changes on account of Interest rate volatility	**Maximum Impact (as % of capital and reserve)**
Changes in Net Interest Income (with 1% change in interest rates for both assets and liabilities)	5%
Change in Market value of Equity (with 1% change in interest rates for assets and liabilities)	**20%**

1.4 The prudential limit aims to restrict the overall adverse impact on account of market risk to the extent of 20% of capital and reserves, while part of the remaining capital and reserves serves as cushion for credit and operational risk.

1.5 **Duration Gap:** The impact of interest rate changes on the Market Value of Equity is monitored through Duration Gap analysis by recognising the changes in the value of assets and liabilities by a given change in the market interest rate. The change in value of equity (including reserves) with 1% parallel shift in interest rates for both assets and liabilities needs to be estimated. **Maximum limit up to which the value of the equity (including reserves) will get affected with 1% change in interest rates to be restricted to 20% of capital and reserves.**

2. Quantitative Disclosures

Earnings at Risk (EaR)

($ in million)

Assets	*Liabilities*	*Impact on NII*
Lending rate / yield on investment **increase by 100 bps.**	Term Deposit / Borrowing Cost **increases by 100 bps.**	**486.91**

Market Value of Equity (MVE)	**As at March 2008 Amount**
Impact on Market Value of Equity (MVE)	**590.22**

नोट्स
NOTES

नोट्स
NOTES

इंटरनेट पर बैंक से संपर्क करें
Visit the Bank's website at
www.sbi.co.in
www.statebankofindia.com

भारतीय स्टेट बैंक, शेयर एवं बांड विभाग, कारपोरेट केंद्र, मुंबई - 400021 द्वारा जारी

Issued by the State Bank of India, Shares and Bonds Department, Corporate Centre, Mumbai - 400021.

इन्फोमीडिया इंडिया लि. द्वारा मुद्रित.

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